Form 20-F
period 2002-12-31
BREAKWATER RESOURCES LTD
filed 2003-05-22
CIK 782875

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

                                   (Mark One)

( )  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                       OR

(X)  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
               For the fiscal year ended        DECEMBER 31, 2002
                                        --------------------------------

                                       OR

( )  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
      For the transition period from _________________ to ________________

                      Commission file number      782875
                                            -------------------

                            BREAKWATER RESOURCES LTD.
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                 (Translation of Registrant's name into English)

                                     Canada
                 (Jurisdiction of incorporation or organization)

                                   Suite 2000
                            95 Wellington Street West
                                Toronto, Ontario
                                     M5J 2N7
                                     Canada
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                    Name of each exchange on which registered

Not Applicable                                                    Not Applicable

 Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                  Common Shares
     -----------------------------------------------------------------------
                                (Title of Class)

                                 Not Applicable
     -----------------------------------------------------------------------
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                   of the Act.

                                  Common Shares
     -----------------------------------------------------------------------
                                (Title of Class)

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                       193,280,535 as at December 31, 2002
                       -----------------------------------

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of
    1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes (X)                                                  No ( )

         Indicate by check mark which financial statement item the registrant has elected to follow.

         Item 17 (X)                                              Item 18 ( )

GLOSSARY OF TERMS                                                              5
FORWARD-LOOKING STATEMENTS                                                     7
PART I                                                                         8
     ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS............8
        A. DIRECTORS AND SENIOR MANAGEMENT.....................................8
        B. ADVISORS............................................................8
        C. AUDITORS............................................................8
     ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE..........................8
        A. OFFER STATISTICS....................................................8
        B. METHOD AND EXPECTED TIMETABLE.......................................8
     ITEM 3.  KEY INFORMATION..................................................8
        A. SELECTED FINANCIAL DATA.............................................8
        B. CAPITALIZATION AND INDEBTEDNESS....................................10
        C. REASONS FOR THE OFFER AND USE OF PROCEEDS..........................10
        D. RISK FACTORS.......................................................10
     ITEM 4.  INFORMATION ON THE COMPANY......................................14
        A. HISTORY AND DEVELOPMENT OF THE COMPANY.............................14
        B. BUSINESS OVERVIEW..................................................22
        C. ORGANIZATIONAL STRUCTURE...........................................23
        D. PROPERTY, PLANTS AND EQUIPMENT.....................................24
     ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................77
     ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES......................99
        A. DIRECTORS AND SENIOR MANAGEMENT....................................99
        B. COMPENSATION......................................................101
        C. BOARD PRACTICES...................................................103
        D. EMPLOYEES.........................................................106
        E. SHARE OWNERSHIP...................................................107
     ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..............111
        A. MAJOR SHAREHOLDERS................................................111
        B. RELATED PARTY TRANSACTIONS........................................111
        C. INTERESTS OF EXPERTS AND COUNSEL..................................112
     ITEM 8.  FINANCIAL INFORMATION..........................................113
     ITEM 9.  THE OFFER AND LISTING..........................................113
        A. OFFER AND LISTING DETAILS.........................................113
        B. PLAN OF DISTRIBUTION..............................................115
        C. MARKETS...........................................................115
        D. SELLING SHAREHOLDERS..............................................115
        E. DILUTION..........................................................115
        F. EXPENSES OF THE ISSUE.............................................115
     ITEM 10. ADDITIONAL INFORMATION.........................................115
        A. SHARE CAPITAL.....................................................115
        B. MEMORANDUM AND ARTICLES OF ASSOCIATION............................115
        C. MATERIAL CONTRACTS................................................118
        D. EXCHANGE CONTROLS.................................................118
        E. TAXATION..........................................................120
        F. DIVIDENDS AND PAYING AGENTS.......................................120
        G. STATEMENT BY EXPERTS..............................................120
        H. DOCUMENTS ON DISPLAY..............................................121
        I. SUBSIDIARY INFORMATION............................................121
     ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.....121
     ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.........121
PART II                                                                      121
     ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES................121

     ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
              USE OF PROCEEDS................................................121
     ITEM 15. CONTROLS AND PROCEDURES........................................121
     ITEM 16. [RESERVED].....................................................122
PART III                                                                     122
     ITEM 17. FINANCIAL STATEMENTS...........................................122
     ITEM 18. FINANCIAL STATEMENTS...........................................159
     ITEM 19. EXHIBITS.......................................................159

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this document.

"COMMON SHARES " means the common shares of Breakwater Resources Ltd.

"COMPANY" means Breakwater Resources Ltd., organized under the laws of Canada.

"INDICATED RESOURCE" means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. See ( Mineral Reserve and Resource Estimates ).

"INFERRED RESOURCE" means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. See (Mineral Reserve and Resource Estimates).

"MEASURED RESOURCE" means that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. See ( Mineral Reserve and Resource Estimates ).

"MINERAL RESERVE" means the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. See (Mineral Reserve and Resource Estimates).

"MINERAL RESOURCE" means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. See ( Mineral Reserve and Resource Estimates ).

"NET SMELTER ROYALTY" or "NSR" means a royalty based on the gross proceeds received from the sale of minerals less the cost of smelting, refining, freight and other related costs.

"OUNCE" OR "OZ." means a troy ounce or 20 pennyweights or 480 grains or 31.103 grams.

"PROVEN MINERAL RESERVE" means the economically mineable part of a measured resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. See ( Mineral Reserve and Resource Estimates ).

"PROBABLE MINERAL RESERVE" means the economically mineable part of an indicated, and in some circumstances a measured resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. See ( Mineral Reserve and Resource Estimates ).

"PROFESSIONAL ASSOCIATION", for the purposes of the definition of a Qualified Person below, means a self-regulatory organization of engineers, geoscientists or both engineers and geoscientists that

a)   has been given authority or recognition by statute;
b) admits members primarily on the basis of their academic qualifications and experience;
c) requires compliance with the professional standards of competence and ethics established by the organization; and
d)   has disciplinary powers, including the power to suspend or expel a member;

and until February 1, 2002 includes an association of geoscientists in Ontario and until February 1, 2003 includes an association of geoscientists in a Canadian jurisdiction other than Ontario that does not have a statutorily recognized self-regulatory association.

"QUALIFIED PERSON" means an individual who

a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these;
b) has experience relevant to the subject matter of the mineral project and the technical report; and
c)   is a member in good standing of a professional association.

"TON" means a short ton, equivalent to 2,000 pounds.

"TONNE" means a metric measure consisting of 2,204.6 pounds or 1,000 kilograms.

"TOTAL CASH COSTS" means all cash costs incurred and expensed at the minesite, plus treatment charges, shipping and marketing costs, net of by-product credits.

For ease of reference, the following factors for converting imperial measurements into metric equivalents are provided:


------------------------- ------------------------------------- ---------------
 TO CONVERT IMPERIAL
 MEASUREMENTS UNITS              TO METRIC MEASUREMENT UNITS      MULTIPLY BY
------------------------- ------------------------------------- ---------------
   Acres                    Hectares                               0.404686
------------------------- ------------------------------------- ---------------
   Feet                     Metres                                  0.30480
------------------------- ------------------------------------- ---------------
   Miles                    Kilometres                             1.609344
------------------------- ------------------------------------- ---------------
   Ounces (troy)            Grams                                   31.1035
------------------------- ------------------------------------- ---------------
   Short tons               Tonnes                                 0.907185
------------------------- ------------------------------------- ---------------
   Troy ounces per ton      Grams per tonne                         34.2857
------------------------- ------------------------------------- ---------------

MINERAL RESERVE AND RESOURCE ESTIMATE

The Company is required under Canadian law (National Instrument 43-101 Standards Of Disclosure For Mineral Projects) to calculate and categorize mineral reserves and resources under the Canadian Institute of Mining Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Reserves - Definitions and Guidelines adopted by the CIM in August 2000. These guidelines establish definitions and guidelines for the reporting of exploration information, mineral resources and mineral reserves in Canada. These definitions have not been adopted for use in the United States by the Securities and Exchange Commission.

The CIM definitions of proven and probable mineral reserves are substantially in accordance with the definitions of proven and probable reserves as set out in Industry Guide No. 7 of the US Securities Act of 1933, as amended. In addition, Canadian law requires disclosure of mineral resources that equate to measured, indicated and inferred resources, if such resources are material to the company. The mineral reserve and resource estimates, set forth in this Form 20-F, have been prepared in accordance with applicable Canadian requirements. Please note that mineral resources that are not mineral reserves do not have demonstrated economic viability.

FORWARD-LOOKING STATEMENTS

This Form 20-F of the Company for the financial year ended December 31, 2002, contains forward-looking statements within the meaning of the United States Private Securities Reform Act of 1995. When used in this Form 20-F, the words "anticipate", "believe", "intend", "estimate", "plans", "projects", "expect", "will", "budget", "could", "may", and similar expressions are intended to identify forward-looking statements, but the fact that any of these words does not appear does not mean that the statement is not forward-looking. To the extent that this Form 20-F contains forwarding-looking statements regarding the financial condition, operating results, business prospects or any other aspect of the Company, please be advised that the actual financial conditions, operating results and business performance of the Company may differ materially from that anticipated, projected or estimated in such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. These include, without limitation,

o    risks and uncertainties relating to the interpretation of drill results,
o the geology, grade and continuity of mineral deposits, and the possibility that future exploration, development or mining results will not be consistent with the expectations of the Company,
o    accidents,
o    equipment breakdowns,
o labour disputes or other unanticipated difficulties with, or interruptions in, production,
o the potential for delays in exploration or development activities or the completion of feasibility studies,
o political risks involving the operations of the Company in Honduras, Chile and Tunisia and the policies of other nations towards companies doing business in these jurisdictions,
o the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses,
o    metal prices fluctuations,
o    failure to obtain adequate financing on a timely basis,
o possible fluctuation and volatility of operating results and financial condition,
o    inability to carry out exploration and production plans,
o    loss of key executives,

o    changes in interest rates,
o    inflationary factors,
o    competitive factors and pricing pressures,
o    changes in both foreign and domestic legal and regulatory requirements,
o    technological change or difficulties,
o    commercialization and trade difficulties,
o    inadequate capital,
o    the imposition of new, or the increase of existing, tariffs,
o    lower than forecasted revenues,
o the possible acquisition of new businesses that do not perform as expected, and
o    general economic conditions,

     in addition to the risks referred to in "Risk Factors" under Item 3.D below.

      PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.       DIRECTORS AND SENIOR MANAGEMENT.

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 1.A is not required.

B.       ADVISORS.

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 1.B is not required.

C.       AUDITORS.

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 1.C is not required.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

A.       OFFER STATISTICS.

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 2.A is not required.

B.       METHOD AND EXPECTED TIMETABLE.

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 2.B is not required.

ITEM 3.  KEY INFORMATION

A.       SELECTED FINANCIAL DATA.

The following financial information with respect to the five years ended December 31, 2002 and as of December 31, 2002, 2001, 2000, 1999, and 1998 has
been derived from the Company's audited consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles ("Cdn. GAAP"). A reconciliation of certain material variations in the financial information from that which would be provided if the financial statements were prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") is provided in Item 17 Financial Statements, Note 16 to the Financial Statements. The following should be read in conjunction with Item 5 - "Operating and Financial Review and Prospects".

---------------------------------------- ------------- ------------- -------------- ------------- -------------
($000's except for per share numbers          2002          2001           2000          1999          1998
and ratio) (1)
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Gross Revenue                                 305,354       301,760        301,850       236,135       172,153
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Treatment and Marketing Costs                 136,738       139,959        135,262       105,440        82,120
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Net Revenue                                   168,616       161,801        166,588       130,695        90,033
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Direct Costs                                  147,653       185,293        129,808       107,814        98,653
---------------------------------------- ------------- ------------- -------------- ------------- -------------
(Loss) Contribution from
   Mining Activities                     ------------- ------------- -------------- ------------- -------------
                                              (9,496)      (23,492)         36,780        22,881       (8,620)
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Net (Loss) Earnings                          (19,887)     (111,058)        (8,749)        12,917      (51,144)
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Net (Loss) Earnings per share                  (0.12)        (0.92)         (0.08)          0.17        (0.73)
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Diluted Earnings per Share                        N/A           N/A            N/A          0.16           N/A
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Cash Provided From (Used For)
   Operating Activities(2)               ------------- ------------- -------------- ------------- -------------
                                                8,647       (9,361)         37,720        30,058       (3,854)
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Capital Expenditures                           10,971        21,662         34,619        17,546        46,921
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Weighted Number of Common
   Shares Outstanding                    ------------- ------------- -------------- ------------- -------------
                                              169,675        92,560         83,985        77,691        69,602
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Diluted Number of Common
   Shares Outstanding                    ------------- ------------- -------------- ------------- -------------
                                                  N/A           N/A            N/A        78,689           N/A
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Number of Common
   Shares Outstanding                    ------------- ------------- -------------- ------------- -------------
                                              193,280        93,848         92,039        82,301        69,144
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Working Capital                                22,284         5,048         23,881        40,054        14,091
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Total Assets                                  223,380       251,569        360,453       261,020       266,128
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Total Debt                                     78,665        80,406         90,280        16,700        39,177
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Shareholders' Equity (Net assets)              95,596        98,576        201,859       190,015       164,291
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Net Debt to Net Debt plus Equity                  43%           44%            30%            6%           17%
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Book Value per Share                             0.49          1.05           2.19          2.31          2.38
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Capital Stock                                 257,759       239,214        238,312       221,446       200,054
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Dividends Declared                                NIL           Nil            Nil           Nil           Nil
---------------------------------------- ------------- ------------- -------------- ------------- -------------
(1) For U.S. GAAP equivalent figures refer to Item 17 - Financial Statements, Note 16.
(2) Before changes in non-cash working capital items.

On May 6, 2003, the Bank of Canada mid-market rate for the conversion of United States dollars into Canadian dollars was $1.3923.

The following table reflects the monthly high and low exchange rates for U.S.$1.00 to the Canadian dollar for the following periods.

   Month             Year        High        Low
--------------------------------------------------------
   November          2002        1.5748      1.5686
   December          2002        1.5620      1.5559
   January           2003        1.5442      1.5371
   February          2003        1.5161      1.5092

   March             2003        1.4801      1.4714
   April             2003        1.4639      1.4543

The following table lists the average exchange rate for U.S. $1.00 to the Canadian dollar for the last five years based on the average month-end exchange rates.

   Year          Rate
--------------------------
   1998          1.4884
   1999          1.4826
   2000          1.4868
   2001          1.5513
   2002          1.5699

B.       CAPITALIZATION AND INDEBTEDNESS.

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in this Item 3.B is not required.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS.

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 3.C is not required.

D.       RISK FACTORS.

The risks and uncertainties described below should be considered in conjunction with the information set forth in Item 5. Operating and Financial Review and Prospects which includes "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the section thereof entitled "Risks and Uncertainties".

These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently believes to be immaterial may also impact the business operations of the Company. If any of the following risks actually occurs, the Company's business, financial condition and operating results could be materially harmed. In such case, the trading price of the Common Shares would likely decline and a holder of Common Shares could lose all or part of his or her investment.

ZINC PRICES The profitability of any mining operation in which the Company has an interest is significantly affected by the market price of zinc. A US$0.01 per pound change in the average price of zinc is expected to affect the Company's earnings and cash flow during 2003 by approximately $4.2 million. Recent declines in the price of zinc have had, and any further declines in the price of zinc will have, a serious impact on the Company. Depending on the price of zinc, cash flow from mining operations may not be sufficient to meet all cash requirements including such things as operating costs, capital expenditures, interest payments and debt repayments. If, as a result of declines in zinc prices, revenues from metal sales were to fall below cash operating costs, continued commercial production at the Company's mines may become impractical and could be discontinued.

The Company is, and will continue to be, affected by fluctuations in the price of zinc. The price of zinc fluctuates on a daily basis and is affected by numerous factors beyond the control of the Company. Interest rates, inflation, exchange rates and world supply of and demand for zinc can all cause significant fluctuations in zinc prices. Such external economic factors are in turn influenced by changes in international economic growth patterns and political developments. The price of zinc has fluctuated widely and may continue to do so.

LIQUIDITY The price of zinc is currently at a 15 year low, in absolute and in real terms, the lowest levels since the 1930s. The price of zinc has declined steadily to this level since the latter months of 2000. After reaching a 14 year low of US$732.50 per tonne in the fourth quarter of 2001 and averaging US$886 per tonne for 2001, the price of zinc reached a new low of US$725.50 per tonne in August 2002 and averaged US$777 per tonne in 2002. The Company is unable to withstand low metal prices for an extended period of time without the ability to source cash required from sources other than operating cash flow. Recent debt financing (referred to hereafter as the Syndicated Credit Facility) combined with the proceeds from the Rights Offering (as hereinafter defined) provided the working capital requirements for the period ended December 31, 2002. Going forward into 2003, a zinc price in excess of US$800 per tonne is required to support the operations to the end of the year. In the event that the price of zinc does not exceed this level, the Company will be required to find an alternative source of financing. There is no certainty that an alternative source of financing will be available to the Company. In addition, events can occur at any time which could result in default of provisions under the Syndicated Credit Facility.

The Syndicated Credit Facility is required to be repaid or restructured by January 2, 2004. Management of the Company believes that the Company will not be able to repay its debt under the Syndicated Credit Facility on maturity on January 2, 2004. Accordingly, management of the Company believes that it will be necessary to negotiate the extension or restructuring or replacement of the Syndicated Credit Facility prior to maturity on January 2, 2004. The Lenders (as hereinafter defined) have given no assurance that they will enter into any such negotiations or agree to any such extension or restructuring and there is no certainty that the Company will be successful in extending or restructuring the Syndicated Credit Facility.

World events, including the threat of war and bankruptcies of several major companies have put serious stress on the ability of insurers to continue to provide support as they have in the past. The surety market is shrinking and, as a result, availability of environmental bonding is being threatened. It is not unlikely that some or all of the Company's environmental bonds, which amount to approximately $13.0 million, may be withdrawn or that the Company may be required to provide security in the form of cash or letters of credit which would use a significant portion of available sources of credit. Provision for such an event has not been included in the forecast for the year. In the event that the bonds are cancelled and the Company is unable to provide adequate security, the Company could be in default under its Syndicated Credit Facility. The Syndicated Credit Facility is secured by all of the assets of the Company and, in the event of default, the Lenders could realize on their security. Management is pursuing alternative solutions to protect the assets in the event that the bonds are cancelled. At this time there is no assurance that such alternatives will be available.

ENVIRONMENTAL RISKS The Company's mining and processing operations and exploration activities are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations or more stringent implementation of existing laws and regulations could have a material adverse impact on the Company, increase costs, cause a reduction in levels of production and/or delay or prevent the development of new mining properties. The Company believes it is currently in compliance in all material respects with all applicable environmental laws and regulations. Such compliance requires significant expenditures and increases mine development and operating costs.

In all jurisdictions, licenses and permits from various governmental authorities are necessary in order to engage in mining operations. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. The Company is generally required to submit for government approval a reclamation plan and, in certain cases, to pay for the reclamation of the mine site upon the completion of mining activities. In some cases, the Company is required to provide security in advance of the closure of a mine based upon estimates in the reclamation plan for the mine. The security is usually in the form of cash, letters of credit or security bonds.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to the Company's ownership of a property. To the extent the Company is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available and could have a material adverse effect on the Company. Should the Company be unable to fund fully the cost of remedying an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the Company.

NATURE OF MINERAL EXPLORATION AND MINING The exploration and development of mineral deposits involves significant financial risks over a significant period of time which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of a mineral-bearing structure may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish mineral reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which the Company has interests will result in profitable commercial mining operations.

The Company's operations are subject to the hazards and risks normally incident to exploration, development and production of mineral deposits, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. The activities of the Company may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which the Company has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding or other conditions may be encountered in the drilling and removal of material. While the Company may obtain insurance against certain risks, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which the Company cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of the Company and, potentially, its financial position.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size and grade, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of minerals and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

MINERAL RESERVE ESTIMATES Where used by the Company, figures for mineral reserves are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations in the price of zinc and other metals may render certain mineral reserves uneconomical and prolonged declines in the market price of zinc may render mineral reserves containing relatively lower grades of zinc mineralization uneconomic to exploit (unless the use of forward sales or other hedging techniques is sufficient to offset such declines). Such price fluctuations could reduce materially the Company's reported mineral reserves. Should such reductions occur, material write-downs of its investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects, increased net losses and reduced cash flow. Moreover, short-term operating factors relating to mineral reserves, such as the need for orderly development of the mineral deposit or the processing of new or different mineral grades, may cause a mining operation to be unprofitable in any particular accounting period.

COMPETITION The mineral exploration and mining business is competitive in all of its phases. The Company competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than the Company, in the search for and the acquisition of attractive mineral properties. The ability of the Company to acquire properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties or prospects.

CREDIT RISK The Company is subject to credit risk through trade receivables. The Company manages this risk through evaluation and monitoring processes. Although the Company has a number of significant customers, the Company believes them to be established and creditworthy customers. Credit risk is further mitigated through the use of provisional payment arrangements and the use of letters of credit where appropriate. Credit risk also relates to derivative contracts arising from the possibility that a counterparty to an instrument in which the Company has an unrealized gain fails to perform. The Company transacts only with counterparties it considers to be highly-rated. The Company does not consider the credit risk associated with these financial instruments to be significant. Nonetheless there can be no guarantee that a significant customer of the Company will be able to fulfill its obligations, which could have an adverse effect on the Company.

FOREIGN EXCHANGE RISK The Company operates using both the Canadian dollar and the US dollar as well as several other currencies, and as such may be negatively affected by fluctuations in foreign exchange rates. The Company manages this risk by minimizing the number of transactions that result in the settlement currency differing from the currency of the initial transaction. Currency fluctuations may affect the revenues which the Company realizes from its operations, as concentrates are sold in the world market in United States dollars while a significant percentage of its expenses are denominated in non-US dollars. This exposes the Company to increased volatility in earnings due to fluctuations in foreign exchange rates. The Company is also exposed to foreign exchange rate risk through its long and short-term debt. While foreign currencies are generally convertible into Canadian and United States dollars, there is no guarantee that they will continue to be so convertible or that fluctuations in the value of such currencies will not have an adverse effect on the Company.

POLITICAL RISK / FOREIGN OPERATIONS The Company has mining operations in Canada, Tunisia, Honduras and Chile. The Company believes that the governments of Tunisia, Honduras and Chile support the development of their natural resources by foreign operators. There is no assurance that future political and economic conditions in these countries will not result in their governments adopting different policies respecting foreign development and ownership of mineral resources. Any such changes in policy may result in changes in laws affecting ownership of assets, taxation, rates of exchange, concentrate sales, environmental protection, labour relations, repatriation of income and return of capital, which may affect both the ability of the Company to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop and operate those properties in respect of which the Company has obtained exploration, development and operating rights to date. The possibility that a future government of Tunisia, Honduras or Chile may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

In addition, the economies of the countries of Tunisia, Honduras and Chile differ significantly from the economy of Canada in such respects as structure, level of development, gross national product, growth rate, capital reinvestment, resource allocation, self sufficiency, rate of inflation and balance of payments position, among others. Growth rates, inflation rates and interest rates of developing nations have been and are expected to be more volatile than those of western industrial countries.

HEDGING AND COMMODITY PRICES The profitability of the Company is directly related to the market price of metals produced. The Company reduces price risk by using hedging tools for a portion of its production. The main hedging tools available to protect against price risk are forward contracts and put and call options. Various strategies are available using these tools. The Company periodically enters into forward sales to effectively provide a minimum price for a portion of inventories and future production. There can be no assurance that the Company will continue to use the hedging tools successfully, or any other hedging techniques, or that, if they are continued, the Company will be able to achieve realized prices for metals in excess of average London Metal Exchange prices as a result of its hedging activities.

INTEREST RATE RISK The Company currently has various operating lines of credit that tie interest payments to the bank prime or LIBOR lending rates. The Company is, therefore, exposed to interest rate risk through fluctuations in these interest rates. Furthermore, the Company is also exposed to interest rate risk as a result of its long-term debt.

LICENSES AND PERMITS The Company's operations require licenses and permits from various governmental authorities. The Company believes it holds all material licenses and permits required under applicable laws and regulations and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

ROYALTIES The Company's mining properties are subject to various royalty and land payment agreements. Failure by the Company to meet its payment obligations under these agreements could result in the loss by the Company of its related property interests.

TITLE TO PROPERTIES The validity of the mining claims that constitute most of the Company's property holdings may, in certain cases, be uncertain and is subject to being contested. Although the Company has attempted to acquire satisfactory title to its properties, some risk exists that such titles, particularly title to undeveloped properties, may be defective.

ITEM 4.  INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY.

The Company was incorporated under the laws of the Province of British Columbia under the name "Gambier Exploration Ltd." on October 15, 1979. Effective June 23, 1981, the name of the Company was changed to "Breakwater Resources Ltd.". The Company was continued under the CANADA BUSINESS CORPORATIONS ACT effective May 11, 1992. By articles of amendment dated June 8, 1995, the then outstanding Common Shares were consolidated on a 1-for-400 basis and then immediately subdivided on a 20-for-1 basis (being an effective 1-for-20 consolidation). Except as otherwise expressly stated, all references in this Form 20-F to numbers and prices of Common Shares are after giving effect to the foregoing articles of amendment.

The registered and principal office of the Company is situated at Suite 2000, 95 Wellington Street West, Toronto, Ontario M5J 2N7, Canada. The telephone number is (416) 363-4798 and the fax number is (416) 363-1315.

RECENT DEVELOPMENTS

ZINC PRICES

The principal product of the Company is zinc concentrate, which is sold by the Company directly to smelters and to trading companies which then resell the concentrate to smelters. The price of zinc which is used for any particular sale transaction is generally established with reference to prices for zinc announced daily by the London Metals Exchange (the "LME"). The LME operates as an international trading market for zinc and other non-ferrous metals. During the period from January 1, 2000 to date, the LME zinc price has deteriorated significantly, declining from US$0.55 per pound at the beginning of 2000 to US$0.46 per pound at the end of 2000 to a low of US$0.329 per pound in August, 2002, representing a decline for such period of 40 percent. The LME zinc price on April 17, 2003 was US$0.347 per pound.

The Company's financial results are highly sensitive to the market price of zinc and the deterioration in the market price of zinc has had a significant adverse impact upon the financial position of the Company. The sustained weakening in the market price of zinc negatively affected the gross revenues, earnings and cash flow of the Company throughout 2002. The Company estimates that each US$0.01 per pound change in the average price of zinc in 2003 will affect the Company's earnings and cash flow in 2003 by $4.2 million.

Total cash operating costs to produce one pound of zinc for the year ended December 31, 2002 were US$0.32 per pound of payable zinc produced compared with US$0.36 per pound of payable zinc in 2001. Total cash operating costs include all costs incurred and expensed at the mine site plus the cost of shipping and treating concentrates and do not include the additional costs for administration, financing and capital expenditures.

FINANCING ARRANGEMENTS

In May 2000, the Company obtained a credit facility (the "Syndicated Credit Facility") from a syndicate of banks (the "Lenders"), which Syndicated Credit Facility consists of:

1.       a four-year US$31.5 million term credit facility (the "Term Credit
         Facility");

2.       a one-year US$15 million bridge credit facility (the "Bridge"); and

3. a one-year US$45 million revolving credit facility (the "Revolver") with advances subject to an inventory and receivable borrowing base calculation.

The terms of the Syndicated Credit Facility are set out in an amended and restated credit agreement dated as of April 20, 2000 (the "Credit Agreement"). The Syndicated Credit Facility is secured by a pledge of the shares in the operating subsidiaries of the Company, through guarantees by such subsidiaries and through first charges on the concentrate inventory and receivables of the Company and on the majority of the mining assets of the Company.

On May 17, 2001, the Company made the final payment required to be made in respect of the Bridge.

On May 18, 2001, the Company and the Lenders agreed to an amendment to the Credit Agreement (the "May Amendment") pursuant to which the Revolver was renewed and three quarterly payments due July 1, 2001, October 1, 2001 and January 1, 2002 under the Term Credit Facility were deferred.

On August 14, 2001, the Company and the Lenders agreed to an amendment to the Credit Agreement (the "August Amendment") pursuant to which the Lenders provided a waiver of a default of a financial covenant by the Company under the Credit Agreement and the Company agreed to raise $16 million for working capital purposes by September 30, 2001, which date was later extended to October 31, 2001.

Of the $16 million required to be raised by the Company pursuant to the August Amendment, $6 million was raised through a customer's prepayment for a portion of the value of zinc concentrate to be shipped in 2002 through to 2004. In order to raise the remaining $10 million, the Company proposed to complete an offering of rights to purchase an aggregate of approximately 23 million Common Shares in the fall of 2001. At that time, it was anticipated that the subscription price for each Common Share under the rights offering would be $0.50. However, soon thereafter the trading price of the Common Shares on the Toronto Stock Exchange (( TSX )) declined significantly, reaching a low of $0.14 per Common Share on September 27, 2001.

Continued low base metal prices resulted in the Company being in default of certain financial covenants contained in the Credit Agreement. In order to address such default and the reduced liquidity of the Company, the Company, the Lenders and Dundee Bancorp Inc. ("Dundee") entered into an agreement dated as of November 13, 2001 (the "Credit Agreement Amendment") further amending the Credit Agreement to provide for, among other things, (i) the provision by the Lenders of a new supplemental non-revolving term credit facility in the amount of US$6.5 million (the "Supplemental Term Facility") in favour of the Company to be used for general corporate purposes, and (ii) a bridge facility in the principal amount of Cdn$5.0 million (the "Dundee Bridge Facility") to be advanced by Dundee at its sole discretion pending completion of a rights offering, which offering entailed the issue to the holders of Common Shares of record as at the close of business on April 5, 2002 of rights to subscribe for Common Shares at a price per share of $0.20 (the "Rights Offering"), and to be used for short-term working capital by the Company pending completion of the Rights Offering. In satisfaction of a condition to the Credit Agreement Amendment, Dundee obtained an irrevocable standby letter of credit in favour of the Lenders in the amount of US$6.5 million (the "Letter of Credit"). The Letter of Credit may be drawn upon by the Lenders only upon the occurrence of an event of default under the Credit Agreement. Pursuant to a security sharing and participation agreement between Dundee and the Lenders, the proceeds of any draw under the Letter of Credit will be used to fund the mandatory purchase by Dundee of participation interests in the Supplemental Term Facility and, to the extent that the amount drawn under the Supplemental Term Facility is less than the amount of such proceeds, in the Term Credit Facility.

The Credit Agreement Amendment removed the existing financial covenants contained in the Credit Agreement and cancels scheduled repayments under the Term Credit Facility. Pursuant to the Credit Agreement Amendment, the proceeds of future equity issues by the Company, with certain exceptions, are required to be used to repay the Syndicated Credit Facility.

As required pursuant to the Credit Agreement Amendment, Dundee confirmed in writing that it would subscribe for at least one-third of the number of Common Shares subscribed for in connection with the Rights Offering (to the extent available, in the case of its subscription for Common Shares which exceeds the PRO RATA entitlement of Dundee under the Rights Offering), up to a maximum subscription amount of

$5 million. Dundee was not entitled to receive any consideration as a consequence of its agreement to subscribe for Common Shares in connection with the Rights Offering.

In May 2002, the Rights Offering was completed for 94,455,000 Common Shares at $0.20 per share to raise $17.6 million net of issue costs. Dundee acquired 25,000,000 Common Shares under the Rights Offering. The Dundee Bridge Facility was not advanced to the Company.

The purpose of the Supplemental Term Facility and the Rights Offering was to provide the Company with sufficient working capital to continue its operations and to allow the Company to participate in a recovery of the zinc market. The Company was able to meet its operating and capital requirements for the year 2002, however, prices failed to recover.

The Company agreed to pay the Lenders certain fees in connection with the Credit Agreement Amendment including:

o a cash fee in the aggregate amount of US$600,000 to be paid by the Company to the Lenders by January 2, 2003;
o the amendment to the terms of outstanding warrants issued to the Lenders on May 18, 2001 to purchase an aggregate of 300,000 Common Shares at a price of $1.57 per Common Share until November 29, 2002 to
         (i) change the exercise price of such warrants to $0.21 per share and
         (ii) change the expiry date of such warrants to the earlier of May 8, 2005 and the date which is 30 days following any continuous period of 10 trading days during which the weighted average trading price of the Common Shares on the TSX exceeds a threshold amount determined with reference to the exercise price of the warrants which will not exceed 133 1/3 percent of the exercise price of the warrants; and
o the issue to the Lenders of warrants to purchase an aggregate of 1,000,000 Common Shares having an exercise price per Common Share of $0.21 and expiring May 8, 2005.

The Company also indemnified each of the Lenders and their respective affiliates, directors, officers, agents and employees in connection with the transactions contemplated by the Credit Agreement Amendment.

In connection with the Credit Agreement Amendment, the Company entered into an agreement with Dundee (as amended, the "Dundee Bancorp Agreement") pursuant to which, as consideration for providing the Letter of Credit to the Lenders, the Company agreed to issue the following warrants to Dundee (the "Bancorp Warrants"):

o a warrant to purchase up to 15,400,705 Common Shares, which warrant was issued to Dundee on March 1, 2002; and
o following the completion of the Rights Offering, a further warrant to the extent required in order to ensure that Dundee holds warrants to purchase up to the number of Common Shares such that, in the event that the Bancorp Warrants were exercised in full, the percentage ownership interest of Dundee in the Company would increase to approximately 38.5 percent on a partially diluted basis (based upon the current ownership interest of Dundee in the Company), provided that the number of Common Shares which may be purchased by Dundee pursuant to such further warrant may not exceed 15,400,705 Common Shares.

The exercise price of each of the Bancorp Warrants is $0.20 per Common Share and each of the Bancorp Warrants will expire five years from the date of issue thereof.

Pursuant to the Dundee Bancorp Agreement, the Company is required to deliver to Dundee an annual operating plan and budget each satisfactory to Dundee. The Company is also required to deliver to Dundee, among other things, a copy of certain financial reports and other documents delivered by the Company to the Lenders and their advisors and certain monthly financial information regarding the Company. In addition, the Company has, among other things, covenanted to not request, consent to or cause the granting of any time, renewal, extension, compromise, concession, waiver, release, discharge or other indulgence by the Lenders to the Company, the amendment, variation, modification, supplement or replacement to or of any of the documents relating to the credit arrangements of the Company with the Lenders and any material change to the control, name, business, assets, capital structure or constitution of the Company and a subsidiary thereof, in each case without the written consent of Dundee. The Company has also covenanted to not enter into any agreement, dispose of any asset, merge, amalgamate or engage in any business activity which is outside the ordinary course of the business of the Company without the written consent of Dundee.

The continued low zinc prices in 2002 put severe pressure on the liquidity of the Company necessitating a restructuring of the Syndicated Credit Facility which was due January 2, 2003. In December 2002, the Company, the Lenders and Dundee entered into a term sheet (the "Term Sheet") to further amend the Credit Agreement Amendment. The amended terms included the extension of the maturity date to January 2, 2004 and the payment of a US$600,000 fee due to be paid to the Lenders on January 2, 2003 is postponed to December 31, 2003. The interest rate on the Term Facility was increased from LIBOR 2.375% to LIBOR plus 2.75%. Interest on the Supplemental Term Facility is unchanged at LIBOR plus 2.375%. The maximum amount available under the Revolver was reduced from US$45 million to US$30 million; with the closure of the Nanisivik mine in September 2002, this amount is considered adequate to meet the Company's future requirements.

Dundee agreed to extend its US$6.5 million letter of credit supporting the Supplemental Term Facility and to postpone to December 31, 2003, payment in cash of fees due to Dundee Securities Company ("DSC"). Dundee also agreed to a restructuring of the application of repayment of principal (the "Priority of Repayment"). The first US$5 million shall be applied to the Term Facility, then repayments shall be applied to the Term Facility and the Supplemental Term Facility, pro rata and pari passu, until satisfied in full and then repayments shall be applied to the Revolving Facility.

The Company and the Lenders entered into an amended and restated credit agreement (the "Second Credit Agreement Amendment") in March 2003, incorporating the amendments set in the Term Sheet.

Management of the Company believes that the Company will not be able to repay its debt under the Syndicated Credit Facility on maturity on January 2, 2004. Accordingly, management of the Company believes that it will be necessary to negotiate the extension or restructuring of the Syndicated Credit Facilities prior to their maturity on January 2, 2004. The Lenders have given no assurance that they will enter into any such negotiations or agree to any such extension or restructuring. See Item 3.D - RISK FACTORS.

Until January 2, 2004, the events of default under the Second Credit Agreement Amendment are limited to interest payment defaults and specified events relating to the insolvency of the Company, its default under certain obligations to other creditors and the commencement of enforcement or realization proceeding by other creditors above specified threshold amounts. The Company is also required to use its best good faith efforts to maintain its performance in accordance with a budget prepared by management of the Company. The Company is required to provide the Lenders with monthly reports measuring actual performance to that presented in the budget, as well as other information relating to its financial affairs. In addition, the Company has consented to the engagement by the Lenders of PricewaterhouseCoopers LLP as financial advisor to the Lenders in connection with the credit arrangements of the Company with the Lenders and has agreed to the payment of the fees and expenses of PricerwaterhouseCoopers LLP in connection with such engagement.

The Lenders are entitled to a fee in connection with the Second Credit Agreement Amendment in the form of warrants to purchase an aggregate of 2,000,000 Common Shares having an exercise price per Common Share equal to the weighted average trading price of the Common Shares on the TSX during the five trading days following the date the Second Credit Agreement Amendment becomes effective (the "Effective Date"). The Effective Date of the Second Credit Agreement Amendment was March 19, 2003. The exercise price per Common Share is $0.19 and expiry date of the warrants is March 27, 2006.

The Company also indemnified each of the Lenders and their respective affiliates, directors, officers, agents and employees in connection with the transactions contemplated by the Second Credit Agreement Amendment.

Dundee is entitled to a fee, in consideration for continuing to provide the Letter of Credit, postponing payments of fees due to DSC and agreeing to the Priority of Repayment, in the form of warrants to purchase an aggregate of 1,000,000 Common Shares on the same terms as the warrants issued to the Lenders in connection with the Second Credit Agreement Amendment.

All of the costs and expenses of the Second Credit Agreement Amendment and the transactions contemplated thereby, including all of the legal costs and expenses of the Company, the Lenders and Dundee are payable by the Company.

CLOSURE OF NANSIVIK MINE

The Nanisivik mine was permanently closed in September 2002. Reclamation activities at Nanisivik commenced during 2002 and are ongoing, with further technical studies and reports to be completed and filed throughout 2003, culminating in the final closure plan for Nanisivik, which is due on December 15, 2003. The Nunavut Water Board (NWB) issued a renewal water license on October 10, 2002 to cover the period October 1, 2002 to May 1, 2008, during which period all reclamation work and post-closure monitoring would be completed. Although the form of the financial security is currently under discussion, the water license requires that CanZinco Ltd., a wholly-owned subsidiary of the Company and owner of the Nanisivik mine, post total financial security in the amount of $17.6 million. The amount of financial security required by the NWB is a reflection of the submissions made to them by the Department of Indian Affairs and Northern Development (( DIAND )) and others on this topic and is significantly at odds with the Company's estimate of closure costs which is approximately $9.2 million. The Company continues to strongly defend its estimate of closure costs as being more realistic and indicative of the amount and nature of work to be completed. Of that amount, $6.0 million has previously been posted pursuant to the expired water license. These amounts do not take into consideration the salvage value of the assets remaining at Nanisivik, all of which are being reviewed for possible sale. As well, these amounts do not take into consideration the value of equipment and supplies that were purchased and are currently located at Nanisivik, earmarked for reclamation activities, and the considerable amount of reclamation work that was completed prior to and immediately following the closure of the mine. In addition, discussions with the Government of Nunavut have been ongoing for some time regarding the infrastructure at Nanisivik, with the greatest level of interest currently being demonstrated for the fuel tank farm located near the deep sea port and the use of town facilities and a portion of the plant for trades training programs.

         Following the issuance of the renewal water license, Canzinco requested that the Minister of DIAND consider the process by which the amount of financial security was determined and the amount of the financial security itself. The Minister on behalf of himself and DIAND declined to do so, stating that the

Minister and DIAND could not consider the matter. In May 2003, Canzinco filed with the federal court an application for judicial review of the Minister's decision.

   CAPITAL EXPENDITURES AND DIVESTITURES

         The following table sets forth the capital expenditures for the past three years together with the forecast capital expenditures for 2003. Capital expenditures are financed by cash flows from operations.

----------------------------------------------------------------------------
                                           BOUCHARD-HEBERT(1)
----------------------------------------------------------------------------
                                                                  BUDGET
                               2002         2001        2000       2003
----------------------------------------------------------------------------
   Development                   1,530       1,121       1,068           -
----------------------------------------------------------------------------
   Exploration                      22          82         212           -
----------------------------------------------------------------------------
   Equipment                       124         409         712           -
----------------------------------------------------------------------------
   Other                             -           -           -           -
----------------------------------------------------------------------------
   Total                         1,676       1,701       1,992           -
----------------------------------------------------------------------------
(1) 1)The Company acquired the Bouchard-Hebert mine effective May 1, 2000.

----------------------------------------------------------------------------
                                              NANISIVIK(1)-
----------------------------------------------------------------------------
                                                                  BUDGET
                               2002         2001        2000       2003
----------------------------------------------------------------------------
   Development                       -           -           -           -
----------------------------------------------------------------------------
   Exploration                       -       (468)       1,116           -
----------------------------------------------------------------------------
   Equipment                        17       4,400       2,095           -
----------------------------------------------------------------------------
   Other                             -           -       5,024           -
----------------------------------------------------------------------------
   Total                            17       3,932       8,235           -
----------------------------------------------------------------------------
(1) 1)The Nanisivik mine closed effective September 1, 2002.

----------------------------------------------------------------------------
                                                BOUGRINE
-----------------------------------------------------------------------------
                                                                  BUDGET
                              2002        2001          2000       2003
----------------------------------------------------------------------------
   Development                     786         864       1,637          320
----------------------------------------------------------------------------
   Exploration                     112         375         425          156
----------------------------------------------------------------------------
   Equipment                     1,068       1,776       4,231          312
----------------------------------------------------------------------------
   Other                             -           -          72          412
----------------------------------------------------------------------------
     Total                       1,966       3,015       6,365        1,209
----------------------------------------------------------------------------

----------------------------------------------------------------------------
                                               EL MOCHITO
----------------------------------------------------------------------------
                                                                  BUDGET
                               2002         2001        2000       2003
----------------------------------------------------------------------------
   Development                     542         929       1,379          476
----------------------------------------------------------------------------
   Exploration                      78         546         784          213
----------------------------------------------------------------------------
   Equipment                       654         603       3,396          203
----------------------------------------------------------------------------
   Other                         1,074         364         586        1,909
----------------------------------------------------------------------------
     Total                       2,348       2,442       6,145        2,801
----------------------------------------------------------------------------

----------------------------------------------------------------------------
                                                EL TOQUI
----------------------------------------------------------------------------
                                                                  BUDGET
                              2002        2001          2000       2003
----------------------------------------------------------------------------
   Development                       -       1,201         693        1,119
----------------------------------------------------------------------------
   Exploration                     416       2,970       7,609          681
----------------------------------------------------------------------------
   Equipment                     2,443       1,300       1,805        4,917
----------------------------------------------------------------------------

----------------------------------------------------------------------------
   Other                             -           -           -          356
----------------------------------------------------------------------------
     Total                       2,859       5,471      10,108        7,073
----------------------------------------------------------------------------

----------------------------------------------------------------------------
                                              LANGLOIS(1)
----------------------------------------------------------------------------
                                                                  BUDGET
                              2002        2001          2000       2003
----------------------------------------------------------------------------
   Development                   1,626       4,090       2,473            -
----------------------------------------------------------------------------
                                     -       (328)         516           89
----------------------------------------------------------------------------
   Equipment                      (25)         (2)         150            -
----------------------------------------------------------------------------
   Other                             -         381         508        1,779
----------------------------------------------------------------------------
     Total                       1,601       4,141       3,647        1,868
----------------------------------------------------------------------------
(1) (1)The Company acquired the Langlois mine effective May 1, 2000.

----------------------------------------------------------------------------
                                               CARIBOU(1)
----------------------------------------------------------------------------
                                                                  BUDGET
                               2002         2001        2000       2003
----------------------------------------------------------------------------
   Development                       -           -           -            -
----------------------------------------------------------------------------
   Exploration                       -           -           -            -
----------------------------------------------------------------------------
   Equipment                         -       (585)        (36)            -
----------------------------------------------------------------------------
   Other                             -          41         786            -
----------------------------------------------------------------------------
     Total                           -       (544)         750            -
----------------------------------------------------------------------------
(1) (1)The Caribou mine is on care and maintenance.

----------------------------------------------------------------------------
                                           TOTAL CONSOLIDATED
----------------------------------------------------------------------------
                                                                  BUDGET
                               2002         2001        2000       2003
----------------------------------------------------------------------------
   Development                   4,484       8,205       7,250        1,915
----------------------------------------------------------------------------
   Exploration                     628       3,171      10,662        1,139
----------------------------------------------------------------------------
   Equipment                     4,281       7,990      12,353        5,432
----------------------------------------------------------------------------
   Other                         1,074         786       6,976        4,465
----------------------------------------------------------------------------
     Total                      10,467      20,158      37,242       12,951
----------------------------------------------------------------------------

B.       BUSINESS OVERVIEW.

The Company is a mineral resource company engaged in the acquisition, exploration, development and mining of base metal deposits in the Americas and North Africa. The Company's principal product is zinc concentrate which, as well as lead and copper concentrates, is sold by the Company to smelters located in Canada, South America, Europe and Asia and to trading companies which then resell the concentrate to smelters throughout the world. The Company's production is currently derived from four mines, one of which is located in Canada and one of which is located in each of Tunisia, Honduras and Chile. The Company owns two additional mines in Canada, both of which are being held by the Company on a care and maintenance basis. The Nanisivik mine in Nunavut, Canada, was closed in September 2003 and reclamation activities are ongoing. The Company also owns base metal and gold exploration properties in Canada, Honduras, Tunisia and Chile. In 2002, the Company's mines produced 477.7 million pounds of zinc, 28 million pounds of lead, 13.3 million pounds of copper, 2.96 million ounces of silver and 24,804 ounces of gold.

The following table summarizes production information for the mines of the Company on an aggregate basis for the periods indicated.

------------------------------------------------------- -----------------------------------------------------
                                                                        Year ended December 31,
                                                        -----------------------------------------------------
                                                               2002              2001              2000
------------------------------------------------------- ----------------- ----------------- -----------------
   Milled (tonnes)                                          3,077,811         3,311,290         3,028,922
------------------------------------------------------- ----------------- ----------------- -----------------
   Zinc (%)                                                       7.8               7.2               7.7
------------------------------------------------------- ----------------- ----------------- -----------------
   Concentrate Production
------------------------------------------------------- ----------------- ----------------- -----------------
     Zinc (tonnes)                                            403,661           394,982           392,655
------------------------------------------------------- ----------------- ----------------- -----------------
     Lead (tonnes)                                             37,680            19,799            16,755
------------------------------------------------------- ----------------- ----------------- -----------------
     Copper (tonnes)                                           18,747            42,138            26,351
------------------------------------------------------- ----------------- ----------------- -----------------
     Gold (tonnes)                                              5,424             3,389             3,010
------------------------------------------------------- ----------------- ----------------- -----------------
   Metal in Concentrates
------------------------------------------------------- ----------------- ----------------- -----------------
     Zinc (tonnes)                                            216,663           211,544           208,996
------------------------------------------------------- ----------------- ----------------- -----------------
     Lead (tonnes)                                             12,693            13,174            11,021
------------------------------------------------------- ----------------- ----------------- -----------------
     Copper (tonnes)                                            6,055             6,932             4,532
------------------------------------------------------- ----------------- ----------------- -----------------
     Silver (ounces)                                        2,957,221         2,940,360         2,790,137
------------------------------------------------------- ----------------- ----------------- -----------------
     Gold (ounces)                                             24,804            38,500            20,289
------------------------------------------------------- ----------------- ----------------- -----------------
   Minesite Operating Costs
------------------------------------------------------- ----------------- ----------------- -----------------
     Per tonne milled (US$)                                     27.18             27.26             27.63
------------------------------------------------------- ----------------- ----------------- -----------------
   Total Cash Costs
------------------------------------------------------- ----------------- ----------------- -----------------
     Per pound payable zinc (US$)                                0.32              0.36              0.40
------------------------------------------------------- ----------------- ----------------- -----------------

The majority of the concentrates produced by the Company are sold by the Company under long-term supply agreements with commercial terms negotiated annually. The balance of the Company's concentrates are sold by tender and into the spot market.

The Company also owns base and precious metal exploration properties in Quebec, Ontario, New Brunswick, Manitoba, the Northwest Territories, British Columbia, Nunavut, Honduras, Chile and Tunisia. See Item 4.D - PROPERTIES, PLANT AND EQUIPMENT - EXPLORATION PROPERTIES.

The Company's mining and processing operations and exploration activities are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. In all jurisdictions, licenses and permits from various governmental authorities are necessary in order to engage in mining operations. Further, the Company is generally required to submit for government approval a reclamation plan and, in certain cases, to pay for the reclamation of mine sites upon the completion of mining activities. In some cases, the Company is required to provide security in advance of the closure of a mine based upon estimates in the reclamation plan for the mine. The security is usually in the form of cash, letters of credit or security bonds.

C.       ORGANIZATIONAL STRUCTURE.

The following table sets forth the name of the principal subsidiaries of the Company and the jurisdiction of incorporation and the direct or indirect percentage ownership by the Company of each such subsidiary.

   Name of Subsidiary                                                       Jurisdiction of       Percentage
                                                                            Incorporation         Ownership
---------------------------------------------------------------------------------------------------------------------
   Breakwater Tunisia S.A.                                                  Tunisia                  100%
   CanZinco Ltd. (formerly East West Caribou Mining Limited)                Canada                   100%
   Consell Marketing Inc.                                                   Barbados                 100%
   American Pacific Honduras S.A. de C.V.                                   Honduras                 100%
   Sociedad Contractual Minera El Toqui                                     Chile                    100%
   3064077 Canada Inc.                                                      Canada                    99%
   Jascan U.S.A. Inc.                                                       Delaware                 100%

Set forth below are the principal mining properties owned by the Company. The Company's interest in the properties varies and may be subject to royalty or other obligations to third parties as discussed in greater detail in Item 4.D below.

The Company owns and operates the Bouchard-Hebert zinc/copper mine located near Rouyn-Noranda, Quebec, Canada. See Item 4.D - PROPERTIES, PLANT AND EQUIPMENT - THE BOUCHARD-HEBERT MINE.

The Company, through CanZinco Ltd. ("CanZinco"), owns the Nanisivik zinc/silver mine located on Strathcona Sound, Baffin Island, Nunavut, Canada. Operations at the Nanisivik mine ceased in September 2002. See Item 4.D - PROPERTIES, PLANT AND EQUIPMENT - THE NANISIVIK MINE.

 The Company, through Breakwater Tunisia S.A., owns and operates the Bougrine zinc/lead mine that commenced production in May 1998 and is located in Tunisia. See Item 4.D - PROPERTIES, PLANT AND EQUIPMENT - THE BOUGRINE MINE.

The Company, through American Pacific Honduras S.A. de C.V., owns and operates the El Mochito zinc/lead/silver mine located in Honduras that, except for a short period of time in 1987, has been in production since 1948. See Item 4.D - PROPERTIES, PLANT AND EQUIPMENT - THE EL MOCHITO MINE.

The Company, through Sociedad Contractual Minera El Toqui, owns and operates the El Toqui zinc/gold mine that, except for a brief time in 1998, has been in production since 1989 and is located in Chile. See Item 4.D - PROPERTIES, PLANT AND EQUIPMENT - THE EL TOQUI MINE.

The Company acquired the Langlois zinc/copper mine located near
Lebel-Sur-Quevillon, Quebec, Canada effective May 1, 2000. The Langlois mine is temporarily on care and maintenance pending an improvement in the price of zinc and arranging financing. See Item 4.D - PROPERTIES, PLANT AND EQUIPMENT - THE LANGLOIS MINE.

The Company, through CanZinco, also owns the Caribou zinc/lead/silver mine located in New Brunswick, Canada which has been placed on care and maintenance for an indefinite period of time. See Item 4.D - PROPERTIES, PLANT AND EQUIPMENT
- THE CARIBOU MINE.

D.       PROPERTY, PLANTS AND EQUIPMENT.

The Bouchard-Hebert Mine

The Company owns and operates the Bouchard-Hebert zinc/copper/gold/silver mine located near Rouyn-Noranda, Quebec. Effective May 1, 2000, the Company acquired the Bouchard-Hebert mine and the Langlois zinc/copper mine from Cambior Inc. ("Cambior") for US$40.3 million (Cdn$63.5 million). The purchase price allocated to the Bouchard-Hebert mine was US$20.5 million (Cdn$32.2 million) which included approximately US$1.1 million (Cdn$1.7 million) of working capital. The Company owns 100 percent of the Bouchard-Hebert mine, subject to a minor net operating profit royalty.

     LOCATION AND ACCESS

The Bouchard-Hebert mine is located 30 kilometres northeast of Rouyn-Noranda in Dufresnoy Township, Quebec. The property is accessible by a gravel road that links the mine with regional highway number 101.

     DESCRIPTION

The Bouchard-Hebert mine facilities include an underground mine, a conventional mill and a concentrator which produces separate copper and zinc concentrates. Other facilities include a headframe and hoist building, which houses the compressors that provides compressed air for underground activities and ancillary functions, a paste backfill plant and a concentrate loadout facility. Hydro Quebec provides electrical power.

Access to the Bouchard-Hebert mine is by a 747 metre deep, three-compartment production/service shaft.

The immediate mine property covers 107 hectares including two mining leases, one granted until 2007 and the other until 2015. In addition, surrounding the mining leases are 214 claims covering 7,944 hectares. The leases, upon expiry, may be renewed by formal application to the applicable governmental authorities.

     HISTORY

In 1955, Rio Algom conducted initial exploration on the Bouchard-Hebert property, which led to the discovery of the "Main Lens" of the Mobrun deposit (previously known as the Mobrun mine, until Cambior renamed it the Bouchard-Hebert mine in 1995). In 1984, Falconbridge Copper Corporation ("Falconbridge Copper") acquired the property subject to a net profit interest retained by Mobrun Copper, a wholly-owned subsidiary of Rio Algom, and subsequently signed an option agreement with Audrey Resources Inc. ("Audrey Resources") in 1985. The option agreement allowed Audrey Resources the right to acquire a 70 percent interest in the property and become the project operator.

Open pit mining began in 1987 at a rate of 1,000 tonnes per day and the material was treated at Falconbridge Copper's Norbec mill. In 1987, Falconbridge Copper was restructured and renamed Minnova Inc.

In 1988, the "1100 Lens" was discovered at depth and 250 metres southeast of the Main Lens. As a result of the new discovery, Audrey Resources constructed a 1,100 tonne per day mill at the mine site.

Mining operations were interrupted in 1992 due to reserve depletion. In total, over 1.5 million tonnes grading 2.42 percent zinc, 0.85 percent copper, 27.1 grams of silver per tonne and 2.4 grams of gold per tonne were mined from the Main Lens.

In September 1992, Cambior acquired 65 percent of Audrey Resources. In November 1992, an exploration and delineation program was initiated to delineate reserves for the 1100 Lens. In 1993, Metall Mining Corporation ("Metall") acquired Minnova and, in 1994, Metall converted its remaining interest in the property to a four percent net smelter returns royalty, leaving Audrey Resources as the sole owner of the property. Metall was renamed Inmet Mining Corporation ("Inmet") in 1995. Cambior later purchased the four percent net smelter return royalty from Inmet and commercial production from the 1100 Lens started in January 1995.

In June 1995, Cambior acquired the remaining 35 percent of Audrey Resources and the Mobrun mine was renamed the Bouchard-Hebert mine. Until December 31, 1998, the mine was 100 percent owned by Audrey Resources, a wholly-owned subsidiary of Cambior. In January 1999, Audrey Resources was wound up into Cambior.

The Company signed an agreement to purchase the Bouchard-Hebert and Langlois mines from Cambior on March 14, 2000 and acquired both such mines from Cambior effective May 1, 2000. On March 31, 2000, Cambior encountered unforeseen mechanical problems with the semi-autogenous grinding ("SAG") mill at the Bouchard-Hebert mine which resulted in a temporary shut-down of the mill. The required corrective action was determined and the repair work was initiated immediately. In the interim period, a temporary crushing plant was installed in order to maintain production while the SAG mill was being repaired. The temporary system allowed for milling operations at approximately 68 percent of the normal capacity during May and June 2000 and 80 percent of capacity until the SAG mill was put back into service on October 5, 2000. The lost production and property damage were covered by insurance and the Company has received its portion of the claim.

     GEOLOGY

The Bouchard-Hebert mine is situated within a succession of rhyolitic flows and felsic pyroclastic rocks comprised in the uppermost member of the Noranda Subgroup, in the Blake River Group. The Blake River Group consists of Archean felsic to mafic volcanic rocks in the southern part of the Abitibi Greenstone Belt in the Superior Province. The Blake River Group is bordered to the north and south by sedimentary rocks of the Kewagama and the Cadillac groups, respectively. Contacts between the Blake River Group and the adjacent sedimentary groups are characterized by large deformation zones.

Structural analysis of the Blake River Group volcanic rocks have revealed large "Z" structures resulting from the combination of two former fold systems striking east/southeast to west/northwest and east to west. The whole domain is transected by two major fault zones: the Porcupine-Destor fault to the north and the Cadillac-Larder Lake fault to the south.

Two volcanogenic massive sulfide ("VMS") deposits have been identified to date including the Upper Zone (Mobrun mine), which has been completely mined-out, and the 1100 Lens, which is currently being mined. These two zones are approximately 250 metres across strike from each other. The upper part of the 1100 Lens is 300 metres below the surface.

The 1100 Lens is parallel to the regional foliation, and strikes at 110 degrees to 120 degrees, while the dip varies from vertical to steeply dipping to the south. The 1100 Lens consists of one sub-vertical massive sulfide lens that plunges steeply to the southeast and consists of 85 percent pyrite, five to 15 percent sphalerite and one to five percent chalcopyrite. The western and upper portions of the deposit have relatively elevated concentrations of zinc, gold and silver and are often narrower, while the eastern portion of the lens is generally thicker but contains lower grades of zinc, possibly due to a wider dispersion of the mineralizing fluids.

In the upper portions of the deposit (i.e. above level 5), the mineralized zone outlines typically mimic the boundaries of the massive sulfide zone, while in the deeper portion of the deposit, wider sections of massive sulfide mineralization typically host several parallel zones of zinc mineralization. Typical of most VMS deposits, a copper-rich zone of mineralization occurs along the footwall of the deposit. The continuity of grade and geometry of this copper-rich zone is less continuous compared to the more zinc-rich mineralization within the massive sulfide zone.

     RESERVES AND RESOURCES

The Company utilizes two different methodologies to calculate the resources and reserves, a two-dimensional, polygonal methodology in areas of dense drill data and underground workings, and ordinary kriging in areas where the density of data is much less, below and above level 4, respectively.

     MINERAL RESOURCE ESTIMATION

The Bouchard-Hebert mineral resource was calculated using polygonal blocks on vertical cross-sections at 20 metre intervals. The polygonal blocks were drawn to define regular shapes of higher-grade zinc mineralization as defined by diamond drilling and face mapping of the adjacent underground workings. The polygons were drawn mid-point between two intersections. The grade of the polygon was calculated using the composited grade over the length that each drill hole occurred within the polygon.

Above level 4, the mineral resources were calculated within the boundaries of the mineralized zone as defined in the geological model using ordinary kriging into five metre by five metre by three metre blocks. Kriging was utilized in this area because the drill hole spacing is typically in the range of 40 to 50 metres. Kriging provides a better estimate of global grade in this area considering both the data density and its spatial distribution.

     CONVERSION OF MINERAL RESOURCES TO MINERAL RESERVES

The indicated or measured mineral resources were converted to mineral reserves by the application of a minimum mining width of three metres and a net smelter return cutoff value of $30 per tonne. The reserves so determined consist of contiguous zones of mineralization delineated in the geological model, while isolated areas are not included.

     Dilution and Mining Recovery

Ground conditions are very good at the Bouchard-Hebert Mine, allowing large stopes to be developed with minimal over-break beyond the limits of the known reserves, thus minimizing dilution and maximizing recovery.

Primary stopes generally use an estimated mining dilution of four percent (by volume) with a recovery of 100 percent. For secondary stopes, a dilution of 12 percent was used with a recovery of 90 percent. The above parameters have been established from very detailed volumetric examinations of the mined-out stopes, reconciled to the reserve estimates.

     MINERAL RESOURCE AND MINERAL RESERVE CLASSIFICATION

A large portion (approximately 98 percent) of the current mineral reserves for the Bouchard-Hebert mine are classified as proven. These reserves are located below level 2. Of these proven reserves, approximately two-thirds are located in secondary stopes where mining has already exposed the mineralization on four sides. The remaining proven reserves are located between level 3 and level 6, where definition drilling on a 15 to 20 metre spacing covers the ground between the underground workings on these two levels. The remaining reserves are classified as probable, above level 2, where the drill spacing is typically 40 to 50 metres.

     MINERAL RESOURCE aND MINERAL RESERVE STATEMENT

The table below sets forth the estimated mineral resources and mineral reserves for the Bouchard-Hebert mine as at December 31, 2002, as estimated by a Qualified Person.

BOUCHARD-HEBERT MINE, SUMMARY OF MINERAL RESOURCES AND MINERAL RESERVES

---------------------------- ------------------------------------------- --------------------------------------------
                                         December 31, 2002                            November 30, 2001
---------------------------- ------------------------------------------- --------------------------------------------
                               Tonnes   Zinc    Copper    Gold   Silver    Tonnes   Zinc    Copper    Gold    Silver
                                (000)    (%)       (%)   (g/t)    (g/t)     (000)    (%)       (%)   (g/t)     (g/t)
---------------------------- --------- ------ --------- ------- -------- --------- ------ --------- ------- ---------
Proven and Probable             2,143    6.0       0.4     1.0       31     3,219    4.9       0.6     1.0        33
Reserves
---------------------------- --------- ------ --------- ------- -------- --------- ------ --------- ------- ---------
Measured and Indicated          2,296    6.8       0.4     1.1       34     3,402    4.9       0.6     1.0        33
Resources(1)
---------------------------- --------- ------ --------- ------- -------- --------- ------ --------- ------- ---------
Inferred Resources                  -      -         -       -        -         -      -         -       -         -
---------------------------- --------- ------ --------- ------- -------- --------- ------ --------- ------- ---------

(1) Measured and Indicated Resources include Proven and Probable Reserves.

No inferred mineral resources have been identified at the Bouchard-Hebert mine due primarily to the well-defined deposit that is not currently known to extend beyond its limits.

         Mining

At Bouchard-Hebert, a mechanized longhole stope mining method is used with the sequence mining of primary and secondary stopes. Paste backfill is used to fill the voids. Production drilling uses 165 millimetre diameter blast holes and the stope heights are 45 to 60 metres. Drilling is done on a 3.2 metre by 3.45 metre pattern. Blasted material is removed using Toro 450 scooptrams with remote control.

The ore-pass system is used to direct the hauled mineralization from the stopes to the underground crusher on level 9. A 519-metre inclined conveyor transports the crushed material to a 3,000 tonne capacity bin ahead of the shaft loading pockets.

Access to the Bouchard-Hebert mine is by a 747 metre deep, three-compartment production/service shaft. A single hoist is used for both production and service hoisting. The skips used to hoist the crushed material to surface are 11-tonne capacity, bottom-dump units. A 15-man capacity cage is located below the skip to transport personnel and materials underground.

Stope preparation involves silling out the drilling and mucking levels over the whole width of the mineralized body, rockbolting and cabling the back and securing the walls. A 1.07 metre bored raise serves as a slot raise. The primary stopes are 15 metres wide by the thickness of the mineralized body and are mined vertically, two stopes at a time, for two levels, and backfilled before the secondary stopes between the primary stopes are mined. The secondary stopes are 20 metres wide. All the levels are accessible from level 8 with a ramp access into the 1100 Lens. Remote scoops are used to remove the broken mineralization from drawpoints at the bottom of the stopes. Single drawpoints are used in the primary and the secondary stopes. An assay cutoff and/or a change in lithology determines stope limits.

All blasting is done using an ANFO blasting agent. Central blasting is used. Blasting is done in 15 metre slices, with the stopes kept as full as possible in order to reduce the wall dilution. When a sufficient void exists, the next cut is removed. The reamed slot hole is in the centre of the stope in order to avoid blast damage to any of the walls. The core of the stope is blasted and then the walls are blasted in a subsequent blast. The slot is not taken through to the level above. The sill and the slot are blasted in a 15 metre cut. Blasts up to 50,000 tonnes in size have been made successfully.

Development at the Bouchard-Hebert mine is carried out by electric-hydraulic drill jumbos and scooptrams. The average drift size is 3.7 metres by 4.3 metres.

The mine infrastructure consists of seven mining levels spaced at 45 to 60 metres. The maintenance garage, pumping station, fuel and oil storages and main explosives magazine are located on the main mine level 8 with a secondary explosive magazine at level 6.

The ventilation network consists of four 400 hp fans on surface, a three metre diameter fresh air raise at the eastern end of the mine, and a 2.4 metre exhaust raise at the west end. Part of the fresh air raise serves as an emergency manway from level 10 to the upper part of the 1100 Lens. From there, the main zone ventilation raise is used to access surface. Two fans are used in winter to supply 285,000 cubic feet per minute, and all four fans are used during the summer to supply 330,000 cubic feet per minute.

The paste backfill plant was designed to meet the mine's backfill requirements. It uses a backfill preparation process which involves thickening the flotation circuit tailings and storing them in a tank that feeds disk filters. The filtered tailings are stored in a hopper, then sent to a high-intensity mixer where cement, fly ash and water are added to produce a homogenous paste containing over 80 percent solids. The paste backfill is fed underground by gravity.

     METALLURGICAL PROCESSING

The Bouchard-Hebert mill processes mineralized material at a rate of 2,900 tonnes per day using conventional grinding and flotation to produce separate zinc and copper concentrates.

The primary crushing takes place underground utilizing a jaw crusher, which reduces the material to minus 100 millimetre particle size. Primary grinding is done in a SAG mill operating in open circuit. Classification of the SAG mill discharge and flash cell tailings is by cyclones with the underflow feeding two ball mills in parallel. The ball mill discharges are combined and pumped to a flash flotation cell, while the cyclone overflow reports to the third stage of grinding to produce a final ground product of 80 percent passing 38 microns.

Copper flotation commences in a flash flotation cell that recovers 45 percent of the total copper at a grade of 14 to 18 percent copper with 40 grams of gold per tonne. The flash flotation cell maximizes the overall gold recovery and produces a final copper concentrate grade. The flash flotation cell tailings are returned to the primary cyclone feed.

The ground product of the third ball mill circuit is pumped to a conventional copper rougher and cleaner circuit (four stages) to recover and upgrade the remaining recoverable copper mineral in the mill feed. All copper flotation is done in an alkaline circuit.

The copper first stage cleaner tailings and copper rougher tailings are combined to form the zinc circuit feed. The zinc circuit uses conventional flotation cells to float a zinc rougher concentrate, which is upgraded in three stages of cleaning. Zinc flotation is done in a more alkaline circuit than the copper circuit. The zinc rougher tailings and zinc first cleaner tailings are pumped to the paste backfill plant.

Copper and zinc concentrates are pumped to their respective high capacity thickeners followed by filtering in pressure filters to obtain the final moisture content in the respective concentrates that are less than their transportable moisture limits.

Tailings not used for underground paste backfilling are disposed of in the tailings pond. Tailings pond effluent is treated with lime to maintain a pH greater than 9.5 at the treatment plant discharge and the settling pond and 8.5 in the polishing ponds. Approximately 70 percent of the mill process water is recycled water from the backfill thickener overflow, and the remaining mill process water requirement comes from site surface pumping.

An Outokumpu Courier 30 on-stream analyzer continually analyzes 17 streams for copper, zinc and iron mineral slurry. An Autometrics Multipoint PSM-400 (particle size monitor) has been installed to monitor the grinding circuit operation.

The zinc concentrate typically has a grade of 54.0 to 54.5 percent zinc at 85.5 percent recovery. The copper concentrate typically has a grade of 16.0 to 17.0 percent copper at 85.0 percent recovery. The copper concentrate contains 53 to 54 percent of the gold and 33 to 40 percent of the silver in the mill feed.

The zinc concentrate is sent by truck approximately 35 kilometres to a railway loading station in Rouyn-Noranda where it is transferred into railcars and sent to either CEZinc Refinery in Valleyfield, Quebec owned by Noranda Inc. ("Noranda"). The copper concentrate is sent by truck approximately 30 kilometres to Noranda's Horne Smelter in Rouyn-Noranda, Quebec.

     PRODUCTION

The following table summarizes production information from the Bouchard-Hebert mine for the periods indicated.

------------------------------------- -------------------------- ------------------------------
                                             Year ended                    Year ended
                                          December 31, 2002            December 31, 2001
------------------------------------- -------------------------- ------------------------------
   Milled (tonnes)                                    1,050,009                      1,045,435
------------------------------------- -------------------------- ------------------------------
   Zinc (%)                                                 5.6                            4.5
------------------------------------- -------------------------- ------------------------------
   Copper (%)                                               0.7                            0.8
------------------------------------- -------------------------- ------------------------------
   Gold (grams/tonne)                                       1.2                            1.5
------------------------------------- -------------------------- ------------------------------
   Silver (grams/tonne)                                      39                             46
------------------------------------- -------------------------- ------------------------------
   Concentrate Production
------------------------------------- -------------------------- ------------------------------
   Zinc (tonnes)                                         94,914                         75,741
------------------------------------- -------------------------- ------------------------------
   Copper (tonnes)                                       37,680                         42,138
------------------------------------- -------------------------- ------------------------------
   Metal in Concentrates
------------------------------------- -------------------------- ------------------------------
   Zinc (tonnes)                                         51,197                         41,150
------------------------------------- -------------------------- ------------------------------
   Copper (tonnes)                                        6,055                          6,932
------------------------------------- -------------------------- ------------------------------
   Gold (ounces)                                         20,122                         28,477
------------------------------------- -------------------------- ------------------------------
   Silver (ounces)                                      446,755                        562,093
------------------------------------- -------------------------- ------------------------------
   Minesite Operating Costs
------------------------------------- -------------------------- ------------------------------
   Per tonne milled (Cdn$)                                34.99                          33.46
------------------------------------- -------------------------- ------------------------------
   Total Cash Costs
------------------------------------- -------------------------- ------------------------------
   Per pound payable zinc (US$)                            0.28                           0.29
------------------------------------- -------------------------- ------------------------------

     HUMAN RESOURCES

Bouchard-Hebert currently employs 153 people, of which 96 are hourly employees. In addition to the mine's personnel, there are also 40 contractors. The hourly employees had previously elected to be unionized, and the United Steelworkers of America (the "USWA") was certified as the bargaining agent of the employees. When the requisite period, as prescribed by the Quebec Labour Code, had passed and no collective agreement between the parties had been signed, the employees took the necessary steps to decertify their union representatives and they are now without representation.

     ENVIRONMENTAL MANAGEMENT AND PERMITTING

The Bouchard-Hebert mine operates under required Certificates of Authorization issued by the Quebec Ministry of Environment under the Loi sur la qualite de l'environnement (L.R.Q., chapter Q-2). In addition, all approvals/leases required for land use (tailings pond, quarries and pits) have been issued by the Quebec Ministry of Natural Resources in conformity with the Loi sur les mines (L.R.Q., chapter M-13.1).

Currently, mill tailings not used for backfill in the mine (approximately 35 percent of the total tailings) are deposited in the tailings pond as a conventional slurry. The tailings pond covers an area of approximately 70 hectares. Effluent from the tailings pond is sent to a retaining pond and then pumped to a treatment facility prior to seasonal discharge via a polishing pond, into the environment. The tailings dam was raised in 2001 to provide additional storage capacity. The current facility has sufficient capacity to meet life of mine storage requirements. Dam design and geotechnical evaluations are contracted to an independent consulting firm. Based upon the 2002 inspection report prepared by such firm, there are no significant stability issues with the dams on site.

A closure plan is registered with the Quebec Ministry of Environment. Key elements of the closure plan include:

o All buildings and infrastructure will be decommissioned, piping will be removed and all mine openings secured. All recyclable materials will be recycled while non-recyclable materials will be accumulated in excavations left by the foundations, and then buried with benign covering materials. Hazardous waste removal will be contracted to specialists in this field.

o Non-acid generating waste rock dumps will be sloped at 25% to provide permanent stability. Acid generating waste material will be excavated (stripped) and dumped into the open pit. The pit will subsequently be flooded to eliminate further oxidation and release of metals.

o The tailings deposit will be contoured as a "hill" to facilitate runoff with a 2% slope on the south face and a 10% slope on the north face. The entire area will then be covered with an oxygen diffusion barrier to prevent the occurrence of acid mine drainage. The exact nature (composition) of the barrier has not yet been determined.

o The water holding ponds (BASSIN DES EAUX PULPES, BASIN DE SEDIMENTATION, BASIN POLISSAGE) will be dredged of solids and spillways will be modified to permit drainage. Dykes will be contoured and the entire area will be revegetated.

The work planned to restore the affected areas is scheduled over an 18-month period. A five-year post closure monitoring period is included in the Plan.

The closure plan was approved by the Quebec government in March 1996. It was subsequently modified and approved in May 1999. In July 2002 the closure plan was updated to reflect progressive reclamation activities at the site, and a conceptual closure proposal for the surface tailings impoundment was prepared. The plan is being reviewed by the Quebec Ministry of Natural Resources. Closure costs have been estimated to be approximately $9.4 million.

     EXPLORATION

The Company's land holding in the area includes a number of mining exploration properties that cover the same stratigraphic rock sequence that hosts the Bouchard-Hebert massive sulfide deposit. Extensive historical surface exploration work and diamond drilling have resulted in the outline of several targets, but have failed to locate other massive sulfide horizons of economic merit.

The 1100 Lens, which is well defined by underground openings and drilling, accounts for all of the quantified reserves of the Bouchard-Hebert mine. No additional inferred mineral resources were outlined within the mine working area.

Potential exists to expand the resource and reserve base within the mine working area include the east and west perimeters of the 1100 Lens from levels 5 and 6 and a large Pulse-EM off-hole and anomaly to the west of the shaft.

The Nanisivik Mine

The Company, through CanZinco Ltd. ("CanZinco"), owns the Nanisivik zinc/silver mine located on Strathcona Sound, Baffin Island, Nunavut. In July 1996 the Company acquired Nanisivik Mines Ltd. from AEC West Limited for $44.2 million. The purchase price included working capital of $39.4 million, comprised principally of zinc concentrate. In 1997, the mine was sold to CanZinco Ltd., a wholly-owned subsidiary of the Company.

The Company, due to continued depressed metal prices, closed the Nanisivik mine in September 2002.

     LOCATION AND ACCESS

The Nanisivik mine is located in Nunavut on northern Baffin Island on the southern shore of Strathcona Sound, approximately 750 kilometres north of the Arctic Circle. Access to the property is by air or by ship. The Nanisivik/Arctic Bay airport is serviced by commercial carriers, which provide regular flights to Ottawa, Ontario. Heavier equipment and nonperishable foodstuffs are brought in by ship. Road access exists to the Inuit settlement of Arctic Bay, 40 kilometres to the west.

The climate at the mine is semi-arid arctic. Precipitation is low with a total of approximately 125 millimetres per year. The normal maximum temperature in summer is 15(degree)C and winter temperatures typically range from -20(degree)C to -40(degree)C. Shipping is possible from June to October when concentrate carriers with ice-breaking capabilities are used.

Climatically, the mine is different from many others in the world because of the presence of significant permafrost to below any potential mining depth.

         Description

Although mining and milling operations were terminated in 2002, all site infrastructure remains in place while potential transfer of ownership discussions continue with the Government of Nunavut. Existing infrastructure consists of an underground mine, a 2,200 tonne per day concentrator, a power plant, a townsite, recreational facilities, a concentrate storage facility and a ship loader. The Nanisivik mine operates an 9.2 megawatt diesel-electric generating plant to meet all power requirements.

The townsite facilities include a cafeteria, offices, school and daycare, recreation centre, swimming pool, gymnasium, ice hockey arena, Royal Canadian Mounted Police station, fire hall, nursing station, store, library and church. The Nanisivik mine has accommodation ranging from bunkhouses to four bedroom detached houses. The harbour and port facilities are owned by the Federal Government of Canada and administered by the Canadian Coast Guard.

Mineral title to the Nanisivik mine is held under mineral leases. Mineral leases are issued for 21-year periods with rights of renewal. Annual rentals are $1.00 per acre for the original period and $2.00 per acre for renewals. The leases have historically been renewed as required with the next renewal date being in 2009.

In addition to the mineral title requirements, surface title is also required for certain operations. Essentially all of the surface title in the Nanisivik mine area is controlled by the Federal Government of Canada. However, at mine start-up, the surface rights to one block of ground, called the Block Transfer, were transferred to the Government of Nunavut (formerly the Government of the Northwest Territories). Within the Block Transfer, the mine negotiates land matters with the Government of Nunavut, while outside that area, such negotiations are with the Federal Government of Canada.

The operation of the Nanisivik mine is governed by an agreement signed June 18, 1974 (the "Master Agreement") between Nanisivik Mines Ltd. (as assignee of Mineral Resources International Limited ("MRI")) and the Department of Indian Affairs and Northern Development ("DIAND") which provided for the development and bringing into production of the Nanisivik mine and, based upon the original mineral reserves and initial design capacity of the mine and concentrator, contemplated a mine life of 12 years.

     HISTORY

The area around the Nanisivik mine was mapped for the Geological Survey of Canada ("GSC") in 1954 and the occurrence of galena and sphalerite in pyrite zones was noted. Based upon the work of GSC, Texasgulf Inc. ("Texasgulf") commenced work in 1957 and staked much of the present mine property that year. Texasgulf carried out a significant amount of diamond drilling over the next 10 years, but the work slowed down in the mid-1960s because of ongoing work on the Kidd Creek deposit. In 1969, Texasgulf refocused its efforts at Nanisivik, with the driving of a 650 metre adit into the east end of the main mineralized body. A 50-ton sample was shipped to Timmins, Ontario for metallurgical testing in 1970. In 1972, Texasgulf was approached by MRI and an agreement was concluded pursuant to which ownership of the Nanisivik deposit passed to MRI. MRI completed a feasibility study on the project that yielded positive economic projections. Based upon this study, Nanisivik Mines Ltd. ("Nanisivik") was formed and ultimately became a wholly-owned subsidiary of AEC West Limited ("AEC"), formerly Conwest Exploration Company Limited.

     GEOLOGY

The Nanisivik sulfide deposits are hosted in carbonate rocks within a Proterozoic sedimentary sequence. This sequence developed as a Neohelikian intracratonic basin, the Borden Basin, on a peneplaned gneiss complex of Archean-Aphebian age. The Borden Basin is one of a number of similar, penecontemporaneous, temporarily connected basins that developed by rifting along the northwest edge of the Canadian-Greenlandic Shield.

In the mine area, dips are usually quite shallow and the main structure is faulting, much of it of the horst and graben type. Major structures that are recognized in the mine include the South Boundary Fault, which marks the southern margin of sulfide mineralization, and the Keystone Graben Fault, which defines the southern margin of the Main Zone horst.

The various massive sulfide deposits aggregate more than 50 million tonnes of which barren massive pyrite bodies are, by area, the most extensive, and contain the largest sulfide tonnages. Zones carrying sphalerite are present within the massive pyrite bodies, but are more restricted in area and are also confined to a restricted vertical interval. All of the known significant sphalerite deposits are in horsts adjacent to the Keystone Graben.

The Main Zone deposit (considered to be Mississippi Valley Type) is approximately three kilometres long. It is oriented east-west, although it is sinuous in plan. The deposit is broadly 'T' shaped, with a flat-topped upper section that is typically about 100 metres wide and 20 metres high. A remarkable feature of this deposit is the constant elevation of the top of the deposit over its entire length. The keel section of the deposit extends to about 80 metres below the upper section. In places, flat-lying "wings" of sulfides extend out laterally from the keel zone.

Internal structures in the ore zones tend to be complex, and range from massive and banded to chaotic or brecciated. Banding tends to be subhorizontal in both the upper section of the Main Zone and the keel section of the deposit, but it may be parallel to dipping dolostone contacts in some areas. As well, the mineralization is porous in places and large irregular zones of ice are present in some faces underground.

     RESERVES AND RESOURCES

The Nanisivik mine is closed and reclamation activities are ongoing.

         MINE PLAN

The mine plan for 2002 included mining of 516,544 tonnes grading 10.0 percent zinc and 42 grams of silver per tonne. The objective of the plan was to maximize the cash flow at the Nanisivik mine and to cease mining in 2002 as a result of falling zinc prices. The decision to close the Nanisivik mine in September 2002 was largely based upon the prevailing market price for zinc. The termination date of the operation was based upon the shipping season constraint of the site and the substantial lead-time required to secure supplies. The necessity to change the mine plan and accelerate mining of the pillars resulted in the permanent elimination of access to various mining blocks, thereby revising some of the previously defined reserves to resources and shortening the overall mine life.

The focus of the residual mining activity was the mining of the remaining pillars as well as all higher-grade areas. A minimal amount of development was planned, as the focus was on retreat mining and scavenging. The mining activities were focused on the mining of 122 pillars, which account for 47 percent of the tonnage and 65 percent of the contained metal.

     MINING

Mining at the Nanisivik mine ceased in September 2002.

     METALLURGICAL PROCESSING

Milling at the Nanisivik mine ceased in September 2002.

     PRODUCTION

The Nanisivik mine was in production from October 1976 to September 30, 2002, with the exception of a brief closure in 1980 when an ice wedge below the mill melted, requiring major repairs. To September 30, 2002, 17.3 million tonnes have been processed. The following table summarizes production information from the Nanisivik mine for the years indicated:

------------------------------------- ----------------------------------------------------------------------
                                                              Year ended December 31,
                                      --------------- ----------------- ------------------ -----------------
                                            2002             2001               2000              1999
------------------------------------- --------------- ----------------- ------------------ -----------------
   Milled (tonnes)                       516,544           774,920                811,283           802,806
------------------------------------- --------------- ----------------- ------------------ -----------------
   Zinc (%)                                 10.0               6.9                    7.6               7.5
------------------------------------- --------------- ----------------- ------------------ -----------------
   Silver (grams/tonne)                       42                30                     30                27
------------------------------------- --------------- ----------------- ------------------ -----------------
   Concentrate Production
------------------------------------- --------------- ----------------- ------------------ -----------------
   Zinc (tonnes)                          87,644            90,979                102,762           101,313
------------------------------------- --------------- ----------------- ------------------ -----------------
   Metal in Concentrates
------------------------------------- --------------- ----------------- ------------------ -----------------
   Zinc (tonnes)                          49,514            51,512                 59,399            58,326
------------------------------------- --------------- ----------------- ------------------ -----------------
   Silver (ounces)                       528,049           539,380                567,707           520,092
------------------------------------- --------------- ----------------- ------------------ -----------------
   Minesite Operating Costs
------------------------------------- --------------- ----------------- ------------------ -----------------
   Per tonne milled (Cdn$)                 50.87                 38.88              36.87             39.49
------------------------------------- --------------- ----------------- ------------------ -----------------
   Total Cash Costs
------------------------------------- --------------- ----------------- ------------------ -----------------
   Per pound payable zinc (US$)             0.34                  0.41               0.41              0.39
------------------------------------- --------------- ----------------- ------------------ -----------------

     HUMAN RESOURCES

The Company employs 10 people at the Nanisivik mine. Most employees work a rotation that allows for eight weeks of work followed by four weeks of rest. While on site, employees work a variety of five, six and seven day shift schedules, with most employees working either 10 or 12 hours per day, depending upon operational requirements. Hourly-paid employees are represented by the USWA and negotiations throughout 2000 culminated in a four-year collective agreement being signed effective November 1, 2000.

     ENVIRONMENTAL MANAGEMENT AND PERMITTING

The operating license for the Nanisivik mine is an industrial water license issued by the Nunavut Water Board ("NWB") and overseen by the Department of Indian Affairs and Northern Development ("DIAND"). The license sets parameters for water use and waste disposal during the closure and reclamation period. The current license was granted in October 2002 and expires in May 2008. Future activities at the site will comprise of mine decommissioning and reclamation. It is expected that closure will be completed within the current license period.

During operations, tailings from the mill were pumped to the 60 hectare West Twin Disposal Area ("WTDA"). The WTDA is made up of a surface cell, reservoir and polishing pond. Tailings were deposited both sub-aerially and subaqueously.

The WTDA internal dykes are a frozen core construction and were last inspected in July 2001 by an independent consulting firm. No significant stability issues were identified during the annual inspection.

Nanisivik holds an "Interim" Closure and Reclamation Plan as approved by the Nunavut Water Board. Nanisivik submitted an updated Closure and Reclamation Plan to the Nunavut Water Board in February 2002. The "Final" plan is currently being prepared and must be submitted for approval by December 15, 2003. The main components of the February 2002 closure and reclamation plan are summarized below.

o Use the remaining waste rock currently on surface as backfill in the underground workings and open pits.

o Cover and contour the backfill in the open pits with a sufficient amount of local quarried shale to allow permafrost to develop within the backfill.

o Seal the mine portals with waste rock and allow freezing to provide a permanent barrier.

o Cover the surface tailings deposit with a 1.25 metre layer of shale and armouring material to allow permafrost to develop and be maintained for long term stability.

o        Re-contour ore and waste rock pads and borrow pits.

o Remove the settled solids from the sludge pond at the East Adit water treatment facility and put them underground, then cover and contour the pond area.

o Return surface drainage patterns to pre-mining conditions wherever possible. Contour all remaining areas to control run-off.

o Decommission the site infrastructure. Salvage all reusable materials which are marketable or can be transferred to other BWR operations. Dispose of all remaining non-hazardous materials in the underground workings.

o        Monitor the site for five years following closure.

Closure and reclamation is directed at assets owned by Nanisivik. Some assets, however, may be transferred to the Government of Nunavut and the local community at their request. Discussions in this regard are continuing between the stakeholders.

Under the terms of the present water license, the Company is required to post security for reclamation in an aggregate amount of $17.6 million. To date, security of $6.0 million has been posted. The Company estimates the financial commitment to complete the remaining reclamation work is approximately $9.2 million, which includes an annual post-closure expenditure to anticipated water treatment and monitoring. Once reclamation of the East Open Pit has been completed, the Company does not anticipate a requirement for water treatment at the site.

Canzinco asked the Minister of DIAND consider the process by which the financial security was determined and the anount of the financial security. The Minister on behalf of himself and DIAND stated that they could not consider the matter. Canzinco filed an application in the federal court for for judicial review of the Minister's decision not to consider the matter.

THE BOUGRINE MINE

The Company, through its wholly-owned subsidiary Breakwater Tunisia S.A. ("BWR Tunisia"), owns and operates the Bougrine zinc/lead mine which commenced production in May 1998 and is located in Tunisia.

In September 1997, the Company, through BWR Tunisia, acquired the Bougrine mine and related assets for $26.8 million. The Company spent $10.7 million in pre-production capital costs in 1997 and 1998 to ready the mine for production. A new water pumping system and a new ventilation system were installed in the mine and the underground mobile mining equipment was rebuilt. In the mill, improvements were made to the grinding circuit, the material delivery system and other facilities. Operations commenced on May 2, 1998 and the site was considered to be in commercial production commencing June 1, 1998.

     LOCATION AND ACCESS

The Bougrine mine is located between the towns of Le Sers and Le Kef in Tunisia, 160 kilometres southwest of Tunis, the capital. Access is by paved road.

     DESCRIPTION

The Bougrine mine is a zinc/lead underground mine. In addition to a 1,200 tonne per day concentrator, the site facilities include a security/mine rescue/ambulance station, a warehouse, dry facilities, offices, repair and maintenance shops and a concentrate load out facility. The concentrate loading facilities at the port of La Goulette in Tunis include a concentrate storage building with a capacity for 12,000 tonnes of zinc concentrate and 3,000 tonnes of lead concentrate. Concentrates are loaded onto ships by conveyor and ship loader. The port land is owned by the government and has been leased by the Company for a 20-year period expiring in 2012. The leases, upon expiry, may be renewed by formal application to the applicable governmental authorities. BWR Tunisia holds a 50-year concession over the Bougrine mineralized body, which concession expires in March 2042.

     HISTORY

Zinc and lead deposits have been mined in the region since Roman times. Some small-scale development took place at Bougrine in the 1930's. A drilling program in the 1980's by ONM (an exploration division of the Tunisian government) resulted in the discovery of the F2 and F3 zones at depth. In the late 1980's, a competition was held to find a foreign partner to develop a mine. Metalgesellschaft AG was awarded a license to develop the mine at Bougrine. Metalgesellschaft AG transferred its interest in the property to Metall Mining Corporation (subsequently renamed Inmet Mining Corporation) which, with a group of Tunisian banks, established Societe Miniere de Bougrine ("SMB"). Construction of the Bougrine facility began in 1992 with production commencing in June 1994. The total capital cost of the project was US$81 million. Operations were suspended in October 1996 due to low zinc prices and financial constraints. During the operating period of June 1994 to October 1996, the mill processed 675,886 tonnes averaging 14.2 percent zinc and 2.5 percent lead.

In September 1997, the Company purchased the Bougrine mine assets from SMB and became the sole owner of the Bougrine mine.

     GEOLOGY

The Bougrine zinc/lead deposit lies in the "Zone de Domes" of the Tunisian Atlas, a part of the alpine-age Atlas mountain range extending through part of Morocco, Algeria and Tunisia along the Mediterranean coast. The "Zone de Domes" is characterized by Triassic salt diapirs. The Bougrine deposit is located at the north-eastern plunge of the Lorbeus Diapir. The strike direction of the diapir structure is deviated into a north-south direction, and the mineralized bodies lie on the eastern flank, dipping at about 40 to 60 degrees towards the Sers Basin. The area is cut by several fault systems, with the highest intensity of faulting being in the centre of the deposit.

Currently five mineralized zones are distinguished within the Bougrine deposit area. They are designated in order of their discovery as F1 to F5. The majority of the proven and probable mineral reserves are located in the F2 and F3 zones.

The F2 zone is a stratabound dissemination in laminated limestone. The mineralization is sharply delineated. Using a six percent zinc-equivalent cut-off, the flat lens-shaped zone extends for about 500 metres along strike and 500 metres down-dip. Maximum true width is close to 40 metres and average mineable width is 10 metres.

The F3 zone is an irregular pipe-like deposit approximately 130 metres long, striking west to east and plunging slightly eastwards. It is up to 80 metres high and typically has a width of 40 to 50 metres. A semi-massive core zone returning grades in the range of five to 15 percent lead and 24 to 45 percent zinc is surrounded by a moderate zinc dissemination in marly limestone.

The F1 zone consists of various small lenticular, strata- or fault-controlled deposits. It is the only part of the Bougrine deposit with surface outcrops. Average grades are below 10 percent zinc and two percent lead.

The F4 zone was discovered in mid-1995 and it is thought to be the feeder zone of the F3 zone. Drilling to date has resulted in a number of very high grade but fairly narrow intersections. The F5 zone can be regarded as a lateral continuation of the low grade halo of the F3 zone with grades averaging below 10 percent zinc.

     RESERVES AND RESOURCES

         INTRODUCTION

The resource estimation procedure involves the creation of separate block models for the main mineralized zones. The resource estimation methodology has been well developed by the Company based upon the experience of mining the Bougrine deposit.

         MINERAL RESOURCE ESTIMATION

The current mineral resources for the Bougrine mine have been estimated using block models created with the Gemcom software package. The block models are constrained by geologic models that were created by correlating the various mineralized zones and their interaction with faults on all pertinent sections and plans, updated annually with new information.

The Bougrine deposit is now so well delineated that only limited scope remains to augment the current resources, primarily in the area down-dip of the F2 zone that has shown thick but low-grade mineralization that is part of the halo around Bougrine. Similarly, there is considered to be only limited potential to identify any significant new deposits amongst the exploration properties being evaluated by the Company. However, with additional information, there exists a reasonable prospect of converting the remaining inferred mineral resources to indicated, and subsequently, to probable reserves. Potential now exists to expand the resources/reserve base through properties that may be acquired through acquisition and/or optioned from the Tunisian government.

Measured and indicated mineral resources are converted into proven and probable mineral reserves by making appropriate provisions for dilution and mining recoveries.

         MINE PLAN

The current mineral reserves at Bougrine allow for three years of production, to the end of 2005. The overall plan is to continue to mine the F2 and F3 zones, which can be blended to produce a reasonably consistent mill feed of approximately 11.6 percent zinc and two percent lead.

         MINERAL RESOURCE aND MINERAL RESERVE STATEMENT

The table below sets forth the estimated mineral resources and mineral reserves for the Bougrine mine as at the dates indicated, as estimated by a Qualified Person.

BOUGRINE MINE, SUMMARY OF MINERAL RESOURCES aNd MINERAL RESERVES

--------------------------------------- --------------------------------- ----------------------------------
                                                 December 31, 2002                 November 30, 2001
--------------------------------------- --------------------------------- ----------------------------------
                                           Tonnes      Zinc        Lead      Tonnes       Zinc       Lead
                                           (000s)      (%)         (%)       (000)        (%)        (%)
--------------------------------------- ----------- ----------- --------- ------------ ---------- ----------
   Proven and Probable Reserves            1,187        11.6       2.0       1,684         10.9       2.1
--------------------------------------- ----------- ----------- --------- ------------ ---------- ----------
   Measured and Indicated Resources(1      1,279        13.3       2.3       1,695         13.7       2.6
--------------------------------------- ----------- ----------- --------- ------------ ---------- ----------
   Inferred Resources                        249         8.2       1.3         604          8.3       1.4
--------------------------------------- ----------- ----------- --------- ------------ ---------- ----------

(1       Measured and Indicated Resources include Proven and Probable Reserves.

         Although the local mining conditions have resulted in gains and losses, overall the main change from the November 30, 2001 reserves to the December 31, 2002 reserves is depletion due to mining. The reduction of inferred resources from 2001 to 2002 is due primarily to recent mining of the F1 zone, where experience has shown there is a low probability of recovering a portion of the previously defined inferred resources and accordingly such portion has been removed.

     MINING

The main mining method is modified room and pillar with delayed unconsolidated backfill between sublevels. In the case of the F2 zone, this could also be described as a modified AVOCA method where intact slices are kept in the mineralized body to increase overall stability.

Pillar spacing is approximately 20 metres along strike. Discontinuities, bedding and fracture orientations are taken into account for the pillar design. The system allows for an extraction of approximately 80 percent of the in-situ resources. The geometry of the F2 zone with its 45 degree dip requires a balance between additional dilution and recovery, as the minimum inclination of the slot raises and the footwall contact of the stopes is 60 degrees.

The material is extracted by conventional drifting and slashing on sublevels with 15 metre spacing between sublevels. Longhole blasting is undertaken to extract the material between the sublevels. Backfill is then placed via the upper sublevel, which requires that some short access drifts be developed in the hanging wall sequence.

Mining in the upper levels and namely in the F3 zone had to take into account the excavations established by the previous owners. In continuation of the previous mining plan, several slices were recovered in the F2 area between pillars of cemented backfill. A redesign of the mining method of the F3 zone was necessary due to ground conditions in the east end of the deposit. Extensive rockfill with a high cement content was required to fill the entire block, following which this end of the zone is being mined as a new block by jumbo method only.

Underground equipment includes three Tamrock 2 boom drill jumbos for development. Stope drilling equipment consists of two longhole drills, one Tamrock Solo drill, and one Tamrock Mono drill. Production is carried out with five Toro 5 cubic metre scooptrams, one Toro 3.5 cubic metre scooptram and six Toro 35 tonne capacity trucks.

Four ventilation fans supply 250,000 cubic feet per minute. Mine workings include a 210 metre ventilation raise.

     METALLURGICAL PROCESSING

The processing plant has the capacity to treat 1,200 tonnes per day. Stockpiles are maintained ahead of the crushing plant and ore is blended to provide a constant head grade (12 to 14 percent zinc) in feed to the mill. Ore from the mine stockpile passes through three stages of crushing and screening before it is conveyed to the mill fine ore bin.

Grinding is accomplished in a rod mill in open circuit and a ball mill in closed circuit with two stages of cycloning to produce the ground feed to flotation.

Conventional, differential flotation is employed to produce saleable lead and zinc concentrates. This is done in separate flotation circuits that have roughing and cleaning stages (lead mineral first, then zinc mineral) to maximize concentrate grades and mineral recoveries. These concentrates are separately thickened and pressure filtered before being stored at the mill site prior to shipping to custom smelters.

The flotation tailings are thickened with the overflow (tailings effluent) recycled to the mill process and the thickener underflow pumped to an impoundment area adjacent to the mill. The tailings effluent discharged to the tailings pond mostly evaporates and only a limited quantity is available for recycling to the mill. There is zero discharge of tailings effluent to the environment.

The proximity of the mineralized body to a salt dome results in the process water from the mine being highly saline. This high salinity causes poor selectivity in the flotation circuit when this water is used, and consequently impacts the concentrate grade. Revised operating procedures have lowered the salinity of the process water. A desalination plant, designed to provide better process water quality and thus allow better product quality, was constructed during 2000 and put into operation in late 2001.

Since restarting the operations in 1998, the Bougrine mill has been processing ore at a rate of about 425,000 tonnes per year with metal content averaging 11.6 percent zinc and 1.82 percent lead. It was noted that this grade of ore was about two percent lower than the grades processed in 1994 to 1996. However, the zinc concentrate grade has improved from an average of about 50 percent zinc prior to 1997 to the current average of 54.7 percent zinc for 2002. Zinc recovery has remained relatively consistent in the 81 to 83 percent range. Lead concentrate grades have improved from 64 percent lead prior to 1997 to the current grade of 66.57 percent. Lead recovery has improved from 74 percent to the current 75.1 percent.
The Bougrine zinc concentrate is very low in iron (less than two percent iron) and the precious metals content is very low, with negligible gold and silver present. There is a notable low level of the normal 'penalty' elements such as arsenic, antimony, bismuth and cadmium. However, the zinc concentrate is in penalty levels for chlorine, silica and lime, as a result of the genetic mode of the ore (sedimentary in a marine environment) affecting the mineralogy.

Plant availability, which is a measure of the maintenance effectiveness, has been good, averaging 93.8 percent in the start-up year 1998, 96.2 percent in 1999, 95.9 percent in 2000, 96 percent in 2001 and 96.5 percent in 2002.

The concentrates are hauled by train to the Port of La Goulette to BWR Tunisia's storage shed to be held for export to international custom smelters for metal refining.

     PRODUCTION

The Bougrine mine recommenced production May 2, 1998 with commercial production being achieved by June 1, 1998.

The following table summarizes the production information from the Bougrine mine for the periods indicated:

----------------------------------- ------------------------------------------------------------------------------
                                                               Year ended December 31,
                                    ------------------------------------------------------------------------------
                                            2002               2001                2000                1999
----------------------------------- ------------------ ------------------- ------------------- -------------------
   Milled (tonnes)                        423,414             411,052             422,120             429,708
----------------------------------- ------------------ ------------------- ------------------- -------------------
   Zinc (%)                                   9.7                11.5                11.3                12.0
----------------------------------- ------------------ ------------------- ------------------- -------------------
   Lead (%)                                   1.5                 2.1                 1.9                 1.8
----------------------------------- ------------------ ------------------- ------------------- -------------------
   Concentrate Production
----------------------------------- ------------------ ------------------- ------------------- -------------------
   Zinc (tonnes)                           61,656              69,724              72,246              84,697
----------------------------------- ------------------ ------------------- ------------------- -------------------
   Lead (tonnes)                            6,859               9,869               9,418               9,268
----------------------------------- ------------------ ------------------- ------------------- -------------------
Metal in Concentrates
----------------------------------- ------------------ ------------------- ------------------- -------------------
Zinc (tonnes)                              33,706              37,832              38,303              42,306
----------------------------------- ------------------ ------------------- ------------------- -------------------
Lead (tonnes)                               4,565               6,424               6,215               5,801
----------------------------------- ------------------ ------------------- ------------------- -------------------
Minesite Operating Costs
----------------------------------- ------------------ ------------------- ------------------- -------------------
Per tonne milled (US$)                      32.19               28.82               27.49               28.55
----------------------------------- ------------------ ------------------- ------------------- -------------------
Total Cash Costs
----------------------------------- ------------------ ------------------- ------------------- -------------------
Per pound payable zinc (US$)                 0.36                0.33                0.37                0.36
----------------------------------- ------------------ ------------------- ------------------- -------------------

     HUMAN RESOURCES

BWR Tunisia's workforce consists of 298 people, 10 being expatriate personnel and 288 local personnel. Of the total 298 personnel, 288 are at the mine site while 10 are in Tunis. Some of the personnel in Tunis divide their time between the mine and the port on administration activities. The employees of Bougrine are represented by an employees' association with the Company and representatives of the employees reviewing the remuneration package on an annual basis.

     ENVIRONMENTAL MANAGEMENT AND PERMITTING

The Bougrine mine operates under an environmental agreement entered into in August 1991 (the "Environmental Agreement") with the Tunisian Environmental Protection Agency which stipulates operational guidelines and closure requirements for the tailings pond.

The mine is situated in an arid (semi-desert) climate zone with low and irregular precipitation and a high rate of water evaporation. As a result, the majority of the water in the tailings pond evaporates and the pond is managed as a zero discharge facility. Water required for mineral processing is recycled from the tailings pond and thickener overflows via the polishing pond, but must also be supplemented by two groundwater wells located approximately two and four kilometres from the mill. The environment in which the mine operates requires efficient water management.

The tailings facility consists of two earth embankments constructed of clay fill. Both dams were raised one metre in 1999. An additional raise of the tailings dam was completed in early 2001, and again in December 2002. A final lift is anticipated for 2004 after which there will be sufficient storage capacity to meet life of mine requirements. The dams are inspected annually by a geotechnical consultant.

It is reported that the tailings facility reports to the underground workings and into the shallow groundwater system. Some of this seepage reaches the surface via a natural spring approximately 500 metres to the east. Water also seeps from the south dyke. This seepage water is collected and pumped back to the tailings pond. Groundwater in the area is saline, therefore not likely used as a drinking water source by people in the area. Consequently, the seepage is unlikely to represent a public health risk. The Tunisian Environmental Authority has not raised any concerns about this seepage with the Company. As the tailings facility dries out during closure, seepage from the facility should cease. With proper covering and surface run-off control, mobilization of secondary oxidation products, such as acidity and metals, outside of the tailings facility during the post-closure period, is not expected.

The host rock in the mine is limestone. Acidic drainage issues would not be expected from any waste rock that may be on surface or from the underground workings. Sampling and testing of waste rock and development rock will be required for verification in preparation for the detailed closure plan.

Tunisia does not have closure requirements. However, the Company has committed in the Environmental Agreement to reclaim the tailings facility. The Company also intends to dismantle the surface infrastructure, close off all openings to the underground to prevent public access, stabilize the surface structures that will remain on site and create conditions that will facilitate the natural recovery in areas affected by mining.

It is estimated that the financial commitment at closure could be in the order of $4.6 million. The Tunisian Government does not require security to be posted.

     EXPLORATION

Focus of the exploration activities of Breakwater Tunisia S.A. are mainly comparatively small-scale deposits close to the existing Bougrine mine, which could provide additional mill feed with low investment. Exploration permits totalling 39.55 square kilometres are held in two prospective diapir structures in a 15 kilometre radius around the mine site.

In an on-going effort to increase the mineral reserves and resources and the operating life of the mine, the Company has been engaged in discussions with the Tunisian authorities on utilizing reserves currently being mined by a government enterprise.

THE EL MOCHITO MINE

The Company, through American Pacific Honduras S.A. de C.V., owns and operates the El Mochito zinc/lead/silver mine located in Honduras that, except for a short period of time in 1987, has been in production for 54 years.

     LOCATION AND ACCESS

The El Mochito mine is located in northwest Honduras, near the town of Las Vegas. The closest major city is San Pedro Sula, the commercial centre of the country, 88 kilometres northeast of the mine. The concentrates are trucked to the Company's concentrate/storage shed on tidewater at Puerto Cortes, 115 kilometres northeast of the mine. Access is by paved roads.

     DESCRIPTION

The El Mochito mine consists of an underground zinc/lead/silver mine and a 2,000 tonne per day concentrator. The El Mochito property includes 53 exploitation concessions totalling 10,835 hectares of mineral rights.

     HISTORY

The El Mochito mine was originally discovered in 1938. In 1943, New York and Honduras Mining Corporation (now Rosario Resources Corporation ("Rosario")) purchased the property. Development work was accelerated after the war and, in 1946, construction commenced on a small mill. Production began in 1948 with the initial zinc product being jig concentrates containing native silver, a bulk flotation concentrate and a silver product. Separation of the lead and zinc concentrates was uneconomic until 1960 when the amount of sulfide material produced from the deeper levels of the mine was increased. The mill has been expanded several times and presently has a capacity in excess of 2,000 tonnes per day. In 1978, Amax, Inc. acquired Rosario. In April 1987, the El Mochito mine was closed because of high taxes, labour problems and high operating costs.

In September 1987, American Pacific Mining Corporation, Inc. ("American Pacific") purchased the El Mochito mine, a concentrate warehouse located at Puerto Cortes and the San Juancito property. The mine was reopened in October 1987. In March 1990, the Company acquired American Pacific by way of an amalgamation of American Pacific with a wholly-owned subsidiary of the Company now named Santa Barbara Mining Corporation, Inc. In 1998, the mine was sold to American Pacific Honduras S.A. de C.V., a wholly-owned subsidiary of Santa Barbara Mining Corporation, Inc.

     GEOLOGY

Zinc/lead/silver mineralization at El Mochito occurs in sedimentary rocks of Cretaceous age and belongs to the economically important class of high-temperature replacement zinc/lead deposits in carbonates. Carbonates are particularly susceptible to replacement by acid hydrothermal solutions which, in the case of El Mochito, have deposited skarn minerals such as garnet, epidote and pyroxene together with sulfides of iron, zinc and lead.

The replacement deposits can take two shapes: some follow the essentially flat bedding of their host rock ("mantos") while others cut across the rocks ("chimneys" or "pipes"). At El Mochito, both of the replacement deposits are prominently developed, with mantos forming at the lower contact of the Cretaceous Atima limestone, where upwelling solutions emerged from the underlying Todos Santos siltstone package. Mantos also formed at the lower contact of the Mochito shale, a 150 metre thick limy siltstone unit some 550 metres above the base of Atima limestone. In many cases, a chimney-type connection between the lower and upper mantos is present, the largest of which is the San Juan pipe, now largely mined out. Others are the Nacional, Salva Vida, Yojoa, Nina Blanca and Nueva pipes. Overall, some 75 percent of the total known tonnage at El Mochito occurs in the chimney/pipe setting.

There is also a tendency for the formation of manto-like bodies immediately above the Mochito shale from which a number of individual pipes rise into the 450 metres of the overlying upper Atima limestone where a number of high grade pipes or chimneys sustained the mine in its earlier history. The known mineralization at El Mochito occurs within a rock volume measuring some 2.5 kilometres east-west and 600 metres north-south, with a vertical (stratigraphic) extent of more than one kilometre. Within these dimensions, the known mineralized bodies occupy 0.3 percent of the overall volume.

El Mochito has a pronounced overall vertical metal zoning. It is generally accepted that a set of pre-existing faults guided the ascent of the mineralizing fluids. Of particular importance are the sub-parallel, generally east-northeast trending Porvenir, Main and Nacional/Salva Vida faults. All of the major mineralized bodies discovered to date at El Mochito are localized by the intersection of these faults with north-northeast trending "N" style faults.

The discovery in 1999 of the high-grade Port Royal zone, which is similar to smaller high-grade zones mined decades ago, however, over 770 metres west of similar structures previously mined, confirmed the continuing exploration potential of these structures.

Post-mineralization faulting is ubiquitous. A prominent set strikes northeasterly and has steep dips, with the hanging-wall side moving down. While the offsets along these faults are generally small, they create poor ground conditions. Knowledge of their location in space is required for detailed mine layout.

     RESERVES AND RESOURCES

         MINERAL RESOURCE ESTIMATION

The mineral resources are calculated by the Company using a traditional polygonal method on cross-section and then converted to cuts (for the current dominant mining method); basically averaging everything across the cut using all available geologic information, assay data and mine workings.

The mineral resources include continuous mineralization, typically above three to five percent zinc. Low-grade material is included as internal dilution where necessary to maintain mining continuity.

         DILUTION AND MINING RECOVERY

Internal dilution is included during the original construction of the polygons during resource estimation. External dilution is added by increasing the area of the cut polygon depending on the mining method.

The mineral resources and mineral reserves have been classified by the Company using CIM Standards (August 2000).

         MINERAL RESOURCE AND MINERAL RESERVE STATEMENT

The table below sets forth the estimated mineral resources and mineral reserves for the El Mochito mine as at the dates indicated.

EL MOCHITO MINE, SUMMARY OF MINERAL RESOURCES AND MINERAL RESERVES

------------------------------------ ----------------------------------------- ---------------------------------------
                                                  December 31, 2002                        November 30, 2001
------------------------------------ ----------------------------------------- ---------------------------------------
                                       Tonnes       Zinc     Lead     Silver    Tonnes      Zinc      Lead     Silver
                                       (000s)       (%)       (%)     (g/t)     (000s)      (%)       (%)      (g/t)
------------------------------------ ------------ --------- -------- --------- ---------- --------- --------- --------
Proven and Probable Reserves               3,167     6.6       1.8         76      3,356     6.8       1.9        78
------------------------------------ ------------ --------- -------- --------- ---------- --------- --------- --------
Measured and Indicated Resources(1)        4,288     8.2       2.5         99      5,937     7.8       2.7       115
------------------------------------ ------------ --------- -------- --------- ---------- --------- --------- --------
Inferred Resources                         2,411     7.4       3.2        110        793     7.3       4.3       102
------------------------------------ ------------ --------- -------- --------- ---------- --------- --------- --------

(1) Measured and Indicated Resources include Proven and Probable Reserves.

In 2002, the Company essentially replaced the mineral reserves that were mined, primarily with the aid of additional drill data and due to re-interpretation of some parts of the deposit where previously a large amount of material was mined outside the reserves. The addition to inferred resources is primarily due to the discovery of new zones, such as Barcasco and Santo Nino.

     MINING

El Mochito utilizes a combination of mining methods which are dependent upon the size, geometry and geotechnical considerations of the various zones. The Company is presently using a "post and pillar" cut and fill method, using hydraulic and pneumatic jumbos with hydraulic backfill, for mining all of the present mineralized bodies which yields approximately 84 percent recovery of the reserves.

Improvements in the transportation system, including extending the underground conveyor system, increasing broken material storage capacity and installing a crusher to feed the conveyor belt, were completed and commissioned in February 1996. Mineralized material in the Nacional and Lower San Juan is loaded by 2.7 cubic metre capacity load haul dump vehicles into 15 tonne trucks for transport to an ore-pass which feeds an underground crusher and then a 0.9 metre-wide conveyor. The material is then conveyed upgrade to chutes on the shaft-access rail system where it is transported to the shaft ore-pass system. Material is hoisted via 10-tonne skips to the surface, where it is conveyed to the surface crushing circuit and subsequently to storage in a surface ore-bin.

The mine functions well within the constraints of small shafts and has consistently improved over the years.

The post-pillar method, a variety of cut-and-fill mining, is ideally suited to the very variable geometry, grade distribution and rock conditions of the present reserves and resources. The method is well understood and well executed with good control over grade and dilution. It is essentially room-and-pillar but with backfill to provide a working floor where mining heights are greater than a few cuts and to provide additional support to the stope pillars. In low height areas backfill is not used and the excavations are left empty with a maximum unfilled height of 16 metres over small areas.

The waste rock is generally competent. The depths are moderate and the post-pillar, cut-and-fill method is only marginally impacted by stress. The post-pillar, cut-and-fill method is designed on 16 metre centres and trimmed to a final, six-metre width on retreat, leaving a nominal 16 percent of the mineralized material in pillars. In sill recovery areas, pillars are started on backfill. Old backfill areas used high cement contents and the fill is relatively stiff. The Company starts with large pillars on the first cut and reduces size as the pillars are surrounded with fresh backfill. From a rock mechanics point of view, the pillars generally behave very well from the outset.

     METALLURGICAL PROCESSING

The mill at El Mochito is a conventional, differential sulfide flotation mill capable of processing 2,000 tonnes per day, producing separate zinc and lead concentrates. The process consists of crushing, grinding, flotation, concentrate dewatering and tailings disposal.

Mineralized material from underground is crushed in a three stage surface facility (jaw and cone crushers with vibrating screens) prior to trucking to the ore bin at the mill site. The grinding circuit consists of parallel open circuit rod mills, the discharges of which are combined and passed through two stages of ball milling. Each stage of ball milling is in closed circuit with cyclones. The ground ore is conditioned with reagents and then subjected to differential flotation in roughing and cleaning flotation circuits to produce saleable lead concentrate and zinc concentrate. These concentrates are separately thickened and then vacuum filtered before they are conveyed to storage sheds at the mill site.

The flotation tailings are pumped to the mine backfill facility where the tailings, upon demand, are subjected to cycloning to produce hydraulic backfill for the mine or by-passed to the tailings impoundment area. No tailings effluent is recycled to the mill, but it is treated and discharged.

The concentrates are hauled to a storage shed at Puerto Cortes via truck for subsequent export to custom smelters.

Since opening in 1948, the El Mochito mine has processed over 16.8 million tonnes with an average grade of 7.8 percent zinc, 3.9 percent lead and 268 grams of silver per tonne. Concentrate grades are in the 52 percent range for zinc and in the 70 percent range for lead (containing ~3,000 grams of silver per tonne). The high silver content in the lead concentrate combined with the good grade of lead makes this concentrate readily marketable. A penalty element in this concentrate is bismuth over 0.35 percent. Typically, the bismuth content in the lead concentrate is 0.3 to 0.7 percent.

The zinc concentrate contains 1.5 percent lead, 0.7 to 0.9 percent copper, 0.5 percent cadmium and 10 percent to 11 percent iron, of which penalty charges are paid for iron over eight percent and cadmium greater than 0.30 percent.

Mill operating availability is currently averaging 90 percent.

     PRODUCTION

The following table summarizes production information from the El Mochito mine for the years indicated.

--------------------------------------- -----------------------------------------------------------
                                                         Year ended December 31,
                                        -----------------------------------------------------------
                                            2002            2001           2000          1999
--------------------------------------- -------------- --------------- ------------- --------------
   Milled (tonnes)                            663,385         652,331       637,665        612,240
--------------------------------------- -------------- --------------- ------------- --------------
   Zinc (%)                                       7.5             8.0           7.3            7.3
--------------------------------------- -------------- --------------- ------------- --------------
   Lead (%)                                       1.5             1.3           1.0            1.1
--------------------------------------- -------------- --------------- ------------- --------------
   Silver (grams/tonne)                            90              81            94             87
--------------------------------------- -------------- --------------- ------------- --------------
   Concentrate Production
--------------------------------------- -------------- --------------- ------------- --------------
   Zinc (tonnes)                               88,697          93,133        83,545         79,037
--------------------------------------- -------------- --------------- ------------- --------------
   Lead (tonnes)                               11,888           9,930         7,337          8,118
--------------------------------------- -------------- --------------- ------------- --------------
   Metal in Concentrates
--------------------------------------- -------------- --------------- ------------- --------------
   Zinc (tonnes)                               46,339          48,485        43,064         40,996
--------------------------------------- -------------- --------------- ------------- --------------
   Lead (tonnes)                                8,128           6,750         4,805          5,226
--------------------------------------- -------------- --------------- ------------- --------------
   Silver (ounces)                          1,700,034       1,505,659     1,690,031      1,496,439
--------------------------------------- -------------- --------------- ------------- --------------
   Minesite Operating Costs
--------------------------------------- -------------- --------------- ------------- --------------
   Per tonne milled (US$)                       28.40           30.59         32.83          31.57
--------------------------------------- -------------- --------------- ------------- --------------
   Total Cash Costs
--------------------------------------- -------------- --------------- ------------- --------------
   Per pound payable zinc (US$)                  0.32            0.37          0.44           0.42
--------------------------------------- -------------- --------------- ------------- --------------

     HUMAN RESOURCES

The number of personnel currently employed at the El Mochito Mine is 620. This includes 22 expatriate staff, 138 clerical and local staff, 402 weekly employees and 58 temporary employees. There are also 86 security guards and 86 contract miners. The weekly employees are represented by the Union of American Pacific Workers. A new three-year contract was negotiated with the union representing the weekly-paid employees for the period October 2002 through September 2005.

     ENVIRONMENTAL MANAGEMENT AND PERMITTING

The El Mochito mine operates under the Honduras Law of the Environment (1993). This law has a very limited section referring specifically to mining, for which the standards are for the most part World Bank standards. The Company believes that the mine meets relevant North American standards as the relevant guidelines for its mining practices. In 1998, a new Mining Code was published, which calls for the creation of a "Manual of Environmental Policy" for establishing environmental standards. This manual was recently published in draft form and is now undergoing review by all stakeholders. The mining industry is participating in the review through its Mining Association.

Mill tailings are discharged to the Pozo Azul tailings facility where they are hydro-cycloned into coarse and fine fractions. Coarse material is used for upstream dam construction while the fine fraction reports to the reservoir portion of the pond. Dam construction and geotechnical evaluations are contracted to an independent constructing firm. Stage one of a two stage construction schedule is complete. Stage two is now underway and is expected to contain tailings resulting from an additional five years production. Dam inspection reports prepared by an independent consulting firm do not indicate any significant stability issues associated with the dams on site.

The reservoir portion of Pozo Azul provides retention time to naturally treat water prior to discharge (along with mine water) to the Quebrada Raices, and subsequently to Lake Yojoa.

The Company has prepared a conceptual Reclamation and Closure Plan for the El Mochito mine. The closure plan focuses on the decommissioning of mine and surface infrastructure and the reclamation of the tailings facilities. Closure of the Pozo Azul tailings facility will begin once mining operations have ceased. Final and long-term reclamation of El Bosque tailings facility remains to be completed and will consist mainly of geotechnical stabilization and erosion protection.

It is estimated that the financial commitment at closure could be in the order of $3.0 to $4.6 million in capital. The Honduran government does not require security to be posted.

An investigation commenced on June 14, 2001 by the FISCAL of the Environment, a special prosecutor for environmental issues of Honduras, resulted in a petition being filed by the FISCAL alleging that the Company (El Mochito mine) had discharged contaminants, resulting from mining operations, into a ravine which eventually leads to Lake Yojoa, a major lake in Honduras.

These charges were neither initiated nor are they supported by the government regulatory authority, Direccion Ejecutiva de Fomento a la Mineria ("DEFOMIN"), which oversees mining activities throughout Honduras and is principally responsible for monitoring environmental compliance, nor The Center of Control and Study of Contaminants ("CESCCO"), which regularly inspects and samples the El Mochito effluents, nor AMUPROLAGO, the environmental organization established by the municipalities which adjoin the lake. The Company considers the charges to be unfounded and, as addressed below, has requested that the charges be dismissed.

The El Mochito mine does release effluent (water) from the mine tailings impoundment areas, however, this water is monitored for contaminants and complies with the guidelines set forth by the Honduran government and North American guidelines. These guidelines are overseen through a process of regular inspections and technical sampling of both effluents and receiving waters by El Mochito personnel and separately by CESCCO personnel and by DEFOMIN personnel. The technical advisor to DEFOMIN at the time was the Japanese International Cooperation Agency, which provided technical training and facilities necessary for the accurate analysis of samples.

The Company believes that it is in environmental compliance and, as recently as February 2003, reports were filed by DEFOMIN indicating this to be the case.

The matter continues to be reviewed by the jurisdictional judge who has taken no action on the FISCAL's requested charges. The Company filed a motion in August 2001 requesting that the charges be dismissed. The motion includes technical evidence from government agencies supporting the Company's position that the FISCAL's charges are unfounded. The Company awaits the judge's ruling in this matter, which it anticipates will be in its favour.

     MINE SITE EXPLORATION

Over the years the El Mochito deposit has changed from being predominantly silver-rich to zinc-rich, generally having a lower net smelter return value. The considerable cost of exploring, or at least assessing, the potential endowment of the deposit has limited the work that could be done.

Anomalies that have been drilled by various companies in the past have been limited to short surface holes to look for vein systems. The original deposit was started on vein systems but currently is extracting the large bodies mostly below the Mochito shale. These previous surface holes were well short of where larger more interesting bodies might be located.

In addition, the El Mochito "system" was arbitrarily limited by faults that may or may not have been significant; this reduced the area of more intense exploration. There are many anomalies and indications of systems outside of what was called El Mochito.

The Company is currently investigating four or five chimney/manto systems. The average of the known systems that have already been mined, or are being mined, is 0.7 million tonnes, varying from 0.25 to 1.4 million tonnes. This gives a reasonable potential for adding to resources in the near term of 3 million tonnes. There are large areas with no drilling between these four or five systems with similar potential.

     REGIONAL EXPLORATION - MONSERRAT GOLD PROJECT

The Monserrat gold-silver property is located approximately 40 kilometres east-southeast of the capital city of Tegucigalpa near the village of Yuscaran in the Department of Paraiso, district of Yuscaran. Geographically, the property is located on the southern and central highlands of southern Honduras near the border with Nicaragua. The property is accessible via a paved road from Tegucigalpa, with gravel roads within the property itself. Topography in the project area consists of gently rolling hills and lesser steep sided hills in the east, dominated by the Cerro Monserrat Mountain to the west. Topographic relief varies from 760 to 1675 metres above sea level. Part of the surface is covered by tropical forest.

Currently the property consists of the Monserrat Exploration Permit providing mineral rights for an area of 33.62 square kilometres and is owned by the Company's wholly-owned subsidiary in Honduras, Corp. Minera Nueva Esperanza.

Previous work on the property consists of:

         o Limited underground mining of high grade gold-silver zones on the western portion of the property during the middle of last century.

         o Extensive exploration consisting of geological mapping, trenching, pitting and 39 dill holes by the United Nations in the mid 1980's (United Nations, 1989), primarily in the eastern portion of the property.

         o Geological mapping, surface sampling and drilling of 4 holes (Villanueva, 1997 - Nueva Esperanza Mining Corp.).

The property is underlain by a thick sequence of volcanic rocks of Tertiary age. The volcanic pile consists of the Matagalpa Formation, a sequence of andesitic flows and volcanic breccia. This is unconformably overlain by the Padre Miguel Group that consists of primarily rhyolitic and rhyodacitic ignimbrites. The property is transected by three main fault sets that have most likely produced conduits for hydrothermal fluids. The area is considered to be a low sulfidation epithermal silver-gold system. There are a number (15-20) of roughly parallel mineralized zones that are defined by quartz veining or strong silication that have been defined by surface trenching and pitting, underground exploration and core drilling. By far the largest of these veins is the Guayabillas, that has been traced over 750 metres along strike and to a maximum depth of 350 metres and is typically less than 1.5 metres in thickness.

The majority of the data was sampled and assayed at both local and foreign laboratories, including Bondar-Clegg in Canada and showed no significant differences (UN, 1989). Polygonal estimates of the mineral resources was completed on longitudinal sections by the UN and totalled 1.1 million tonnes of probable reserves grading 10.9 g/t Au equivalent. In addition, ten metallurgical tests were completed on two bulk samples and gold and silver recoveries were determined to be 97% and 91%, respectively. Although the data did not include an adequate number of sample standards and blanks, the methodology used to collect samples and assaying was appropriate. However, limited infill drilling and surface sampling completed in the 1990's by Nueva Esperanza Mining Corp. S.A. ("Esperanza") compared reasonably well with surrounding holes, at least to the extent where elevated silver and gold grades were identified in known areas. It is for this reason, and SRK's inspection of the mineralized zones while on site, that provide confidence in the reliability of the data. However, additional verification sampling or hole "twinning" may be required in any future exploration efforts to provide better confidence in the data.

In 1997, Esperanza re-interpreted the geology and better correlated individual veins and silicified zones from hole to hole, thus ensuring that the resources were calculated for each zone. This polygonal estimate totals 1.5 million tonnes grading 12.37 g/t Au equivalent (3.5 g/t Au and 493.0 g/t Ag) over a minimum true width of 1.5 metres. No grade capping was utilized in the resource estimate. Approximately 600,000 tonnes of the resources occur within the Guayabillas Vein. Given the drill spacing of 50-100 metres and the variable grades within the deposit, in the opinion of SRK these resources are classified as inferred mineral resources.

Additional exploration should concentrate on better defining the controls of the higher grade mineralization within each structure and assess the potential for lower grade mineralization adjacent to the high grade zones already defined.

     OTHER ACTIVITIES

With the objective of making better use of El Mochito's strategic position in Central America, during 1995 the Company established a new business development division in Honduras to initiate new opportunities within Honduras and other Central American countries.

The Company owns surface rights in the area surrounding the El Mochito mine and is committed to preserving one of Honduras' largest rain forests and eco-systems by introducing reforestation and modern farming methods on scrub land left from earlier cultivation activity. The Company operates small plantations of pepper and fast growing soft woods and a large coffee plantation.

The El Toqui Mine

The Company, through Sociedad Contractual Minera El Toqui ("El Toqui"), owns and operates the El Toqui zinc/gold mine located in Chile that, except for a brief time in 1998, has been in production since 1987.

In August 1997, the Company purchased all of the outstanding common shares of Sociedad Contractual Minera El Toqui, which owns the El Toqui mine in Chile, for $18.7 million, including $7.8 million for working capital, and a net smelter return royalty. The royalty is one percent when the LME price of zinc exceeds US$0.50 per pound and increases to a maximum of three percent when the LME price of zinc is equal to or greater than US$0.60 per pound.

     LOCATION AND ACCESS

The El Toqui mine is located in Chile's Region XI, approximately 1,350 kilometres south of Santiago and 120 kilometres northeast of Coyhaique.

     DESCRIPTION

The El Toqui property covers approximately 1,200 square kilometres of mountainous terrain and includes the currently producing Dona Rosa zinc mine, the former producing San Antonio and Mallin-Monica zinc/lead mines and an 1,100 tonne per day concentrating plant. The El Toqui operation mines and processes material which contains zinc, gold, silver, copper and lead. The concentrate produced by the plant is transported to a deep-water port for export. El Toqui owns and operates a dedicated hydroelectric power generating plant as well as a diesel generating plant. The property includes a concentrator, a mine and maintenance offices, a laboratory and service buildings and houses as well as a ship loader at Puerto Chacabucco.

     HISTORY

The El Toqui deposit was discovered in the early 1970's when two small rich lead/silver veins, outcropping in a steep-sided valley, were being worked. These high-grade veins were soon depleted and mining progressed to a series of manto-type zones. Metallgesellschaft AG owned the property for a number of years and then sold it to a Chilean entrepreneur. Lac Minerals subsequently acquired a majority interest in 1987 for US$30 million and, in 1989 became the sole owner when it acquired the remaining 15 percent minority interest for US$5.5 million. In 1994, Barrick Gold Corporation ("Barrick") acquired Lac Minerals.

In August 1997, the Company purchased all of the outstanding common shares of El Toqui from Barrick.

     GEOLOGY

The El Toqui property is situated in an area of Jurassic-Cretaceous volcanic and volcano-sedimentary rocks, which are intruded by intermediate to felsic porphyritic bodies of Upper Cretaceous to Tertiary age. The volcanic and volcano-sedimentary rocks have flat to shallow dips in the El Toqui area.

The areas covering the El Toqui claims are mainly characterized by zinc, gold and copper mineralization in vein, stockwork and disseminated form. The host rocks are volcanic and sedimentary types, from the Jurassic-Cretaceous period.

The first belt is of the "Toqui type" and is approximately eight kilometres wide by thirty kilometres long with a northwest orientation, coinciding with the major structural trend in the region. This belt extends from the source of the River Manihuales, in the northwest, to Cerro Huemules, in the southeast. Statiform, skarn, mesothermal veins and replacement type mineralization were found. The area displays favourable geological conditions, geochemical presence of zinc, lead, copper, gold and molybdenum and important geophysical anomalies. In general terms, the targets located in this belt are regarded as attractive for the exploration and development of polymetallic deposits.

Structurally, the area of the property is characterized by block faulting. The dominant strike direction is west-northwest to north, but northeast faults of secondary importance are also present.

The El Toqui property can be divided into two sectors in terms of mineralization. Zinc and zinc/gold mineralization, as at the El Toqui mine, is present in the western part of the property within a west-northwest trending area approximately eight kilometres by 30 kilometres. The El Toqui mining district occupies a small part of this sector, about five kilometres by six kilometres. It appears to represent a horst bounded by west-northwest faults.

Zinc/gold mineralization at El Toqui occurs as manto deposits hosted by an eight metre to 12 metre thick bed of fossiliferous limestone, known as the Main Manto unit. The Main Manto unit, or Coquina bed, occurs within a sequence of volcano-sedimentary rocks in the lower part of the Coyhaique Formation. Sulfides, mainly sphalerite and pyrrhotite, selectively replace the matrix of the fossil shells, and in places the fossil shells themselves, in the Main Manto unit. Other sulfides present in lesser quantities include pyrite, galena, chalcopyrite and arsenopyrite.

The Main Manto unit is not mineralized everywhere. Vertically, the Main Manto unit contains economic grades in the mine area with thicknesses from a few metres to twelve metres. In most places, a porphyry sill forms the footwall to the Main Manto. Locally, apophyses from this sill extend up through the Main Manto unit.

The three original deposits at El Toqui, Dona Rosa, Mallin-Monica and San Antonio adjoin each other but are separated by faults. They were likely part of the same mineralized body, but are now at different elevations due to block faulting. The Dona Rosa deposit, the most westerly, is faulted down 40 metres to 50 metres from the Mallin-Monica deposit, which in turn is stepped down by faulting from the San Antonio, the most easterly body. The faults are occupied by porphyry dikes. In 2000, sufficient exploration activity occurred to identify several new deposits (Estatuas, Aserradero and Mallin-sur) all believed to be part of the original mineralized body but now at different elevations due to faulting.

     RESERVES AND RESOURCES

         INTRODUCTION

The estimation of mineral resources and mineral reserves at El Toqui is a two-stage process:

         o First, all mineral resources are estimated for the main manto unit at a minimum width and cutoff grade based upon metal prices, costs, recoveries and other considerations.

         o Second, mineable mineral reserves are estimated by applying a series of factors and dilution to the mineral resources. The resource and reserve terminology at El Toqui reflects the room-and-pillar mining method.

     MINERAL RESOURCE ESTIMATION

The use of a polygonal-block-based method combined with regularly spaced drill holes, provides a reasonably accurate estimate of the mineral resources.

To convert mineral resources to mineral reserves, the following assumptions are made:

         o Dilution is added to all resource tonnages at a rate of ten percent at zero grade, which is based upon a normal over-break of 0.2 metres on the roof and floor for a typical four metre high room.

         o Room and pillar mining results in a general recovery factor of 80 percent before dilution. In the case of the Mallin-Monica blocks and polygons and of the Dona Rosa blocks, the first pass recovery is set at 80 percent followed by a 50 percent recovery for the remaining pillars.

         MINERAL RESOURCE AND MINERAL RESERVE STATEMENT

The table below sets forth the estimated mineral resources and mineral reserves for the El Toqui mine as at the dates indicated.

EL TOQUI MINE, SUMMARY OF MINERAL RESOURCES AND MINERAL RESERVES

-------------------------------------------- ------------------------------- -------------------------------
                                                     December 31, 2002               November 30, 2001
-------------------------------------------- ------------------------------- -------------------------------
                                             Tonnes     Zinc       Gold      Tonnes     Zinc       Gold
                                             (000s)     (%)        (g/t)     (000s)     (%)        (g/t)
-------------------------------------------- ---------- ---------- --------- ---------- ---------- ---------
PROVEN AND PROBABLE RESERVES                    3,344      7.7        1.4       2,506      8.0        1.8
-------------------------------------------- ---------- ---------- --------- ---------- ---------- ---------
Measured and Indicated Resources(1)             4,203      8.3        1.4       2,910      8.5        1.6
-------------------------------------------- ---------- ---------- --------- ---------- ---------- ---------
Inferred Resources                              3,050      8.5        0.4       6,362      8.0        0.4
-------------------------------------------- ---------- ---------- --------- ---------- ---------- ---------

(1) Measured and Indicated Resources include Proven and Probable Reserves.

The most significant change in the mineral resources and reserves from November 30, 2001 to December 31, 2002 is the additional mineral reserves from the Estatues deposit that has been incorporated into the life of mine plan.

     MINING

The El Toqui deposits all dip gently to the south and are amenable to room and pillar mining. The Dona Rosa mine is accessed via an adit. Mining is carried out in a single horizon from flat lying mineralization varying in thickness from eight to 12 metres.

A room and pillar extraction method is used with 11-metre rooms around eight-metre pillars. Generally, ground conditions are good and roof support consists of friction split set bolts installed on an as required basis.

The operations are mechanized using electro-hydraulic drill jumbos, a roofbolting jumbo, eight-cubic yard scooptrams and thirty tonne capacity trucks.

The mine, which is situated well above the valley bottom, is relatively dry. Rainfall in the area is high and some localized water inflow occurs that is collected and pumped out.

The mine operations are well staffed and equipped. Daily production is achieved with only development mining, slashing and some pillar mining. There are three jumbos and four load haul dumps (three eight yard and one six yard) and two rock bolters. All haulage is done by a contractor, with loading done by El Toqui personnel.

There are good options to increase the production rate in the future. The mineral reserves and mineral resources are very extensive and a higher production rate could easily be sustained.

A key element of the five-year plan is recovery from pillars. It should be noted that whole pillars are not being extracted. "Pillar recovery" means "pillar reduction" usually to 50 percent of its current design size.

     METALLURGICAL PROCESSING

The El Toqui mine and plant was acquired by the Company in 1997. At that time, it was recognized that El Toqui was a high cost producer but certain operating improvements were planned to reduce the high costs. In September 1998, milling was suspended while a capital improvement plan was implemented, which plan was completed in January 1999. The mill processes 1,100 tonnes per day of ore grading 9.2 percent zinc, 0.8 percent lead, 0.69 grams of gold per tonne and 29 grams of silver per tonne.

Ore from underground is trucked to surface stockpiles and/or the crushing plant. Crushing is performed in three stages (jaw and cone crushers with vibrating screens) to reduce the ore to minus seven millimetres. Grinding utilizes three parallel ball mill grinding circuits, with each ball mill circuit being in closed circuit with cyclones. Conventional differential flotation including rougher and cleaner flotation circuits produce saleable gold/lead concentrate and zinc concentrate. The concentrates are separately thickened and filtered on vacuum and pressure filters before being conveyed to a storage area in the mill. The flotation tailings are pumped to a tailings impoundment area from which the tailings effluent is recycled to the mill. The concentrates are trucked 120 kilometres to Puerto Chacabuco for subsequent export to custom smelters for refining.

The gold/lead concentrate contains 15 to 30 percent lead, 100 to 120 grams of gold per tonne and 1,500 to 2,000 grams of silver per tonne. For the year ended December 31, 2002, 4,682 ounces of gold and 282,383 ounces of silver contained in 5,424 dry tonnes of gold/lead concentrate were reported. Penalty elements contained in the gold/lead concentrate are bismuth and arsenic which are penalized when they exceed 0.3 percent and 0.5 percent, respectively.

Zinc concentrate during 2002 was 50.8 percent zinc content with 12 percent iron. The zinc concentrate iron content is penalized when it exceeds eight percent.

The Company is currently upgrading the mill to a rate of 1,500 tonnes per day. Construction of a new crushing system will be completed during 2003. The new crushing plant will have much greater capacity than the existing facility and will provide for a 25 percent plant capacity increase as well as increase operator efficiency.

     PRODUCTION

The following table summarizes production information from the El Toqui mine for the years indicated:

-------------------------------------- ----------------------------------------------------------------------
                                                               Year ended December 31,
                                       ----------------------------------------------------------------------
                                              2002              2001              2000              1999
-------------------------------------- ----------------- ----------------- ----------------- ----------------
   Milled (tonnes)                          424,459           427,552          416,418           391,872
-------------------------------------- ----------------- ----------------- ----------------- ----------------
   Zinc (%)                                     9.2              8.4               8.4               9.1
-------------------------------------- ----------------- ----------------- ----------------- ----------------
   Gold (grams/tonne)                           0.7              0.9               0.9               0.8
-------------------------------------- ----------------- ----------------- ----------------- ----------------
   Concentrate Production
-------------------------------------- ----------------- ----------------- ----------------- ----------------
   Zinc (tonnes)                             70,752           64,356            64,356            65,924
-------------------------------------- ----------------- ----------------- ----------------- ----------------

-------------------------------------- ----------------- ----------------- ----------------- ----------------
   Gold (tonnes)                              5,424            3,010             3,010             2,992
-------------------------------------- ----------------- ----------------- ----------------- ----------------
   Metal in Concentrates
-------------------------------------- ----------------- ----------------- ----------------- ----------------
   Zinc (tonnes)                             35,907           31,226            31,226            32,105
-------------------------------------- ----------------- ----------------- ----------------- ----------------
   Gold (ounces)                              4,682            6,232             6,232             4,938
-------------------------------------- ----------------- ----------------- ----------------- ----------------
   Silver (ounces)                          282,383          166,568           166,568           139,250
-------------------------------------- ----------------- ----------------- ----------------- ----------------
   Minesite Operating Costs
-------------------------------------- ----------------- ----------------- ----------------- ----------------
   Per tonne milled (US$)                     26.04            26.94             26.94             27.26
-------------------------------------- ----------------- ----------------- ----------------- ----------------
   Total Cash Costs
-------------------------------------- ----------------- ----------------- ----------------- ----------------
   Per pound payable zinc (US$)                0.32             0.44              0.44              0.43
-------------------------------------- ----------------- ----------------- ----------------- ----------------

     HUMAN RESOURCES

El Toqui currently has a workforce of 231 people consisting of 187 hourly personnel and 44 staff personnel. Of the 231 personnel, 229 are at the minesite and two are in the Santiago office. The El Toqui employees are unionized with representation being provided by the "Sindicato de Trabajadores de Sociedad Contractual Minera El Toqui". A new three year collective agreement was signed in October 2001.

     ENVIRONMENTAL MANAGEMENT AND PERMITTING

         The El Toqui mine operates under various Chilean permits and authorities related to the environment. Site discharge waters are regulated under Decreto No. 90 (Republica de Chile, 2000), which establishes water quality limits for all effluents (discharges) to surface waters. Decreto No. 90 was passed as law in May 2000 and published on March 7, 2001. The legislation came into force on September 7, 2001. Facilities that were discharging to surface waters at the time of the legislation coming into force (such as SCM El Toqui) have a five year period after publication, that is until September 7, 2006, to bring these discharges into compliance with specific water quality parameters.

Mill tailings are discharged to the Confluencia tailings impoundment where they are separated via hydro-cyclone into coarse and fine fractions. The coarse fraction is utilized to construct the tailings dams in a centre line configuration in accordance with Chilean regulations. The fine fraction reports to the interior of the pond where it is deposited subaqueously. Reclaimed water is pumped back to the mill for mineral processing while any excess is discharged via two sedimentation ponds to the Toqui River.

The Confluencia impoundment is expected to have sufficient storage capacity to contain all tailings produced until 2004. An independent consulting firm has been contracted for dam design and on-going geotechnical evaluations.

There are three additional tailings facilities that are out of service and at various stages of reclamation.

A study of the acid generation potential of cycloned tailings was completed by an independent consulting firm in July 2000. The study concluded that both the underflow and overflow tailings have the potential to generate acidic drainage. Zinc release is significant at circum-neutral pH levels.

         Chile is currently developing regulatory requirements for mine closure and reclamation. A working document entitled Documento de Trabajo - Ley que Regula el Cierre de Faenas e Instanaciones Mineras (Working Document - Law to Regulate the Closure of Mines and Mining Installations) dated December 2000, as well as a draft regulation, the Reglamento de la Ley que Regula el Cierre de Faenas e Instalaciones Mineras (Regulation for the Law to Regulate the Closure of Mines and Mining Installations) are currently being circulated and reviewed by stakeholders. As of November 2002, the regulations have not been approved.

         BWR has developed a conceptual Reclamation and Closure Plan for the El Mochito mine. The following summarizes the key elements of the closure plan:

         o Covering and revegetating the tailings disposal areas (out of use and existing operating areas);

         o Use non-acidic drainage generating waste rock as cover and backfill maerial during reclamationl

         o Dispose of potential acidic drainage generating waste rock in the underground mine;

         o Close and seal (with concrete plugs) all adits, mine portals and ventilation raises;

         o        Allow the underground mine to flood;

         o Covering and capping former and existing solid waste disposal areas;

         o        Salvage equipment and supplies;

         o        Removal of hazardous waste materials;

         o Demolishing and disposing of all surface infrastructure, including buildings, concentrator plant, power generation etc;

         o Transferring selected assets to the local community for their continued use.

Offsite, facilities that are presently owned and/or operated by SCM El Toqui will require the following activities as part of closure and reclamation.

The housing facility at Manihuales, located within the community, will likely be transferred to the municipality. The dam and hydroelectric generating station on the Rio Toqui will likely be transferred to a third party. The shiploading facilities at Puerto Chacabuco will be disassembled and moved to another location for reuse. The warehouse space at SCM El Toqui has utilized will be returned to the owner.

A five-year monitoring program is planned, encompassing the two-year reclamation implementation period and three years of post-closure monitoring. Elements proposed to be monitored include water quality and flow of seepage from the tailings impoundments, water quality of the receiving environment, dam stability and revegetation success.

Two items will likely need to be examined further in order to finalize the closure and monitoring plans. First, the impact of flooding the underground mine on groundwater and surface water resources, particularly those used by residents downstream of the mine. The water quality in the flooded workings may be altered from the background groundwater quality. The amount of change and its potential impact on downstream users will need to be assessed.

The second issue is the length of the post-closure monitoring period. Given the potential for acidic drainage conditions to develop in the tailings impoundment and dyke and the wet climate of the mine site, the plan of leaving the site five years after production has ceased may be optimistic. The issue will have to be examined more closely when preparing for post-closure activities.

The financial commitment at closure is estimated to be in the order of $3.0 to $5.0 million in capital, based upon the elements presented in the closure plan. The financial commitment could change depending on whether Chilean regulators choose to insist on a more stringent closure plan, whether the closure measures prevent acid generation, as well as the need to treat excess water and seepage. The Chilean government does not require security to be posted.

     EXPLORATION

Exploration potential in the El Toqui district is considered excellent for identifying additional resources and reserves. This has been demonstrated by the success of the 1998-2001 exploration program.

Exploration work during 2002 focussed on additional soil sampling and a compilation of all of the geological information amassed in the El Toqui District to date. The available geological database suggests that the district has a favourable potential for exploration and the discovery of additional deposits of economic importance, especially in areas which show evidence of skarn-type mineralization.

As a result of a detailed review by an independent qualified person, a new geological model has been developed for the Toqui District. The new geological model holds significant promise and indicates that further work is required for confirmation and Breakwater intends to pursue this work.


The Langlois Mine

The Company acquired the Langlois zinc/copper mine located near
Lebel-Sur-Quevillon, Quebec effective May 1, 2000. The Langlois mine was placed on temporary care and maintenance in November 2000 pending the preparation of a feasibility study, the results of which are addressed below.

     ACQUISITION
In May 2000, the Company purchased the Bouchard-Hebert and Langlois zinc/copper mines for US$40.3 million (Cdn$63.5 million). The purchase price allocated to the Langlois mine was US$19.8 million (Cdn$31.3 million) which included approximately US$0.9 million (Cdn$1.3 million) of working capital.

     LOCATION AND ACCESS

The Langlois mine is located in north-western Quebec, approximately 48 kilometres northeast of the town of Lebel-sur-Quevillon and 213 kilometres north of Val d'Or. Lebel-sur-Quevillon has a population of 3,500. The mine is accessed via a gravel road jointly maintained by the Company and a forest products company with operations in the area.

     DESCRIPTION

The underground mine facilities include a headframe, a paste backfill plant, mechanical and electrical shops, a service building, a zinc/copper concentrator and a tailings pond. The mine produces zinc and copper concentrates, which are sold and forwarded to smelters for further processing. From such processing, gold and silver also result as by-products.

The mine is equipped with a 905 metre deep four-compartment shaft. There are two hoists, a three-metre diameter double drum hoist for skipping and a 2.4 metre diameter double drum service hoist. Two seven tonne skips are used to hoist the blasted material to surface. At present, there is a crusher station on the bottom level of the mine. However, due to severe ore-pass wall erosion and consequent dilution, a new loading facility was established on the 11th level.

The property is held through a 133 hectare mining lease granted until the year 2015. In addition, there are 367 claims surrounding the lease covering 5,710 hectares in Grevet and Mountain Townships. There are no royalties payable on mineral production from the Langlois mine. The lease, upon expiry, may be renewed by formal application to the applicable governmental authorities.

     HISTORY

The deposit, originally known as the Grevet Project, was discovered in 1989 by Serem-Quebec Inc. (50 percent) and VSM Exploration Inc. (50 percent). Cambior acquired its initial 50 percent interest in the Grevet Project in July 1992 with the acquisition of VSM Exploration Inc. In September 1993, Cambior purchased the remaining 50 percent interest in the project from Serem-Quebec Inc. to hold a 100 percent interest.

In 1994, Cambior commenced an underground exploration program designed to delineate mineable reserves. Due to the success of the underground exploration program, development work on the property commenced in the third quarter of 1994 and was completed in December 1995. Commercial production began at the mine in February 1996.

Production at Langlois was halted in December 1996 due to high dilution problems in the mine. These problems were rectified by modifications to the mining method and production was resumed in July 1997.

The mine was purchased by the Company in May 2000. During the months of June and July, the ore-pass system from the main production zone was out of service while a new system was being commissioned. This had a negative impact on mill throughput and grade.

On November 28, 2000, the Company suspended operations at the Langlois mine due to operating problems associated with the main ore-pass system and low zinc prices. The difficulties with the ore-pass system combined with a drop in metal prices and high treatment charges made it uneconomic to operate the mine until it is properly developed and operated at higher milling rates and/or lower costs.

The temporary suspension of operations was expected to provide the Company with the time necessary to compile new geological data and design a long-term development and operating plan that would allow for production at lower operating costs. SRK was contracted to conduct a full feasibility study including the latest drill results of Zone 97 and a complete rework of the mine design and plan. The feasibility study was issued in August 2001.

In the feasibility study, a decision was made to select a production rate of 450,000 tonnes per year and to increase the cutoff grade, creating a high-grade alternative with a mine life of eight years. The feasibility mine plan does not include mining of all of the mineable reserves, since it is a high-grade alternative. High-grade mining in the feasibility study does not isolate the lower grade reserves, which are currently excluded from the mining schedule. These reserves can be brought into production if metals prices increase sufficiently.

The feasibility operating plan incorporates several improvements to ensure reliability of production and to control costs, and provides a construction and development work schedule to prepare for recommencement of mining. The operating schedule for the underground mine will be five days per week, two eight-hour shifts per day.

At a zinc price of US$0.50 per pound, the feasibility study indicates that the total net pre-tax cash flow is Cdn$60.9 million. The internal rate of return is
24.0 percent and the net present value at eight percent is $26.4 million. The net present value at ten percent is $20.9 million. Further information regarding the feasibility study is set forth below.

During the fourth quarter of 2002, a drill program totaling 7,935 metres was initiated. The objective of this drill program is to further delineate and upgrade resources to reserves in Zone 97, both above 6 level and below 13 level. The drill program was completed in April 2003, and SRK will update the feasibility study to include any new mineral reserves. The study is expected to be completed during the second quarter of 2003.

     GEOLOGY

The Langlois mine produces zinc (along with lesser values of copper, silver and gold) from narrow, tabular VMS bodies. They are hosted within mafic to intermediate volcanic and volcaniclastic units in the central-east portion of the northern Archean volcanic belt of the Abitibi Sub-province or, more precisely, within the Miquelon segment. The lithologies in the area predominately consist of a succession of mafic to intermediate lava flows and volcaniclastic with less abundant felsic volcanic and sedimentary units. The rock sequence has been affected by a regional deformation, which forms sub-vertical isoclinal folds. The regional metamorphism reached the green schist facies. The predominant structure in the area is the Cameron shear zone, which trends 120 degrees and extends for more than 80 kilometres along strike and is up to five kilometres thick. The massive sulfide horizons at the Langlois mine are hosted by the strongly schistosed rocks of the Cameron shear zone.

The Langlois mine contains four zinc-rich orebodies consisting of zones of massive sulfide, primarily pyrite and sphalerite, occurring within a thick, highly deformed felsic volcanic sequence injected by numerous barren mafic dikes. Each massive sulfide body is relatively thin (one to eight metres), but with considerable vertical and lateral extensions (more than 500 metres in either direction). The massive sulfide zones trend easterly with a near vertical dip, sub-parallel to the regional structural fabric. The zones are stacked across the felsic sequence along a narrow corridor slightly oblique to the main structural trend. From southwest to northeast the zones are: Zone 5 (small uneconomic lens near surface), Zone 4, Zone 3 and Zone 97. In longitudinal section, each massive sulfide zone portrays an elongated lensoid shape, whose long axis plunges moderately towards the southeast, parallel to the plunge of the regional stretching lineation. In addition, the centre of gravity of each lens becomes progressively deeper moving along the stacking corridor toward the northeast. Consequently, the top of Zone 97 is located at approximately 300 metres below surface. Ore production at the Langlois mine has come exclusively from two zones, namely Zones 3 and 4, while Zone 97 was discovered in 1994 but was not fully defined until recently.

Mafic dikes cut the mineralized zones in many areas, and have historically been a major contributor to dilution. In addition, the well-foliated, chloritic volcanic host rocks have contributed to ground-control problems and often excessive dilution.

     RESERVES AND RESOURCES

         INTRODUCTION

The mineral resources and mineral reserves for the Langlois mine occur within three separate zones, namely Zones 97 and 3, which host the majority of the resources and reserves, and Zone 4. The current mineral resources and mineral reserves for Zones 3 and 4 are essentially the same as the January 31, 2001 mineral resources calculated by the Company, while the mineral resources for Zone 97 have been re-estimated by SRK incorporating the latest drill results as part of the feasibility study. The current mineral reserves are based upon a mining plan that was designed to optimize the economics of the mineral resources after examining various mining and processing scenarios.

         MINERAL RESOURCE ESTIMATION - ZONES 3 AND 4

In general, the Company has calculated the mineral resources and mineral reserves utilizing two-dimensional polygons on cross-section, using the information from core drilling and underground chip sampling across development faces. Two-dimensional kriging and polygons on longitudinal section have also been used to a lesser degree, typically in areas where there is less available data. The resources and reserves are based upon a minimum mining width of three metres.

         CONVERSION OF MINERAL RESOURCES TO MINERAL RESERVES

The mineral reserves were calculated by converting indicated or measured resources based upon a minimum mining width of three metres for Zones 3 and 4 and 2.2 metres for Zone 97. The mineral reserves consist of contiguous zones of mineralization delineated in the geological model, while isolated areas are not included.

         MINERAL RESOURCE AND MINERAL RESERVE STATEMENT

The table below sets forth the estimated mineral resources and mineral reserves for the Langlois mine as at the dates indicated.

LANGLOIS MINE, SUMMARY OF MINERAL RESOURCES AND MINERAL RESERVES

----------------------- ----------------------------------------------- --------------------------------------------
                                        December 31, 2002                            November 30, 2001
----------------------- ----------------------------------------------- --------------------------------------------
                           Tonnes    Zinc     Copper     Gold   Silver    Tonnes   Zinc    Copper     Gold   Silver
                           (000s)     (%)        (%)      g/t      g/t    (000s)    (%)       (%)      g/t      g/t
----------------------- ---------- ------- ---------- -------- -------- --------- ------ --------- -------- --------
Proven and Probable         2,903    11.2        0.7      0.1       53     2,903   11.2       0.7      0.1       53
Reserves
----------------------- ---------- ------- ---------- -------- -------- --------- ------ --------- -------- --------
Measured and
Indicated Resources(1)      4,862    11.0        0.7      0.1       53     4,862   11.0       0.7      0.1       53
----------------------- ---------- ------- ---------- -------- -------- --------- ------ --------- -------- --------
Inferred Resources          1,547     8.1        0.5      0.1       37     1,547    8.1       0.5      0.1       37
----------------------- ---------- ------- ---------- -------- -------- --------- ------ --------- -------- --------

(1) Measured and Indicated Resources include Proven and Probable Reserves.

     MINING

The mining method initially implemented in 1996 at the Langlois mine was transverse longhole stoping using 114 millimetre ITH drills. The level spacing was 60 metres and blocks were 20 metres along strike and four to five metres thick. Remote scoops were used in mucking. Once terminated, the stopes were filled with high-density fill with 78 percent solids.

The mining method was plagued from the beginning with excessive dilution. The excessive dilution stemmed from the height of the stopes and the sericitization and chloritization of the joint sets and the wall erosion from the ore passes. In 1997, a decision was made by Cambior to stop operations and convert the 60 metre high stopes into smaller 15 metre or 30 metre stopes depending on the width of the mineralization.

The revised mining method saw the block sizes reduced to 20 metre heights and 20 metre lengths (15 metres between sublevels). Where widths were over three metres, sublevels were spaced at 30 metres. Smaller production drill holes were employed in order to reduce the blast damage (54 millimetre diameter). Remote scoops that range from two cubic yards to 3 1/2 cubic yards were used in mucking.

Production drilling in the 30 metre high stopes was carried out using a CMS 360 ITH drill, drilling 114 millimetre holes. Patterns were three holes wide with a burden of 2.5 metres to three metres depending on the width. Two other production drills were used for production drilling and cable bolting. In the 20 metre high stopes, a standard career-mounted top-hammer longhole rig was used drilling 54 millimetre diameter holes. Hole lengths were 15 metres on a square drill pattern of 1.2 metres by 1.2 metres.

The stope and drift rounds were blasted using ANFO. Most of the holes were drilled down except in the extremities of the zone where no access is present above. Powder factors are 0.6 kilogram/tonne to 0.9 kilogram/tonne. Seventy-six millimetre plastic casings were used in the 114 millimetre holes to reduce problems of lost holes and reduce the re-drilling problems. A gradual conversion of the production drilling to 54 millimetre and 64 millimetre diameter holes took place in order to reduce the blast damage caused by the larger diameter holes. All the blasting is done centrally and the fans are turned off before every blast in order to avoid damage from the potential sulfur blasts.

The mine is largely trackless, apart from some sublevels that do not have ramp access. In general, where the mineralized widths were over three metres, a ramp access to the sublevel was made. All broken material from the stopes was hauled to a V-shaped ore-pass system that converges to a crushing station on the 14th level. Only one truck existed within the mine and it was used only intermittently.

All backs were screened with wire mesh. 1.5 metre rebars were placed on a 1.1 metre by 1.1 metre pattern. Resin bolts were used in the back to avoid corrosion of the ground support due to acid mine water. The walls were bolted with 1.5 metre split set bolts and strapped at two heights on the walls.

Cable bolting was used only on the top stopes. These were six metre cables spaced every 2.5 metres used to maintain the drift after the stope had been blasted. Three cables were installed on each side of the drift. Holes were drilled, one down, one flat and one up. The cabling helped in reducing the dilution at the drift elevation, but did little for the central part of the stope.

Two main ventilation raises supply the fresh air to the mine. During the summer they use a total of 248,000 cubic feet per minute. Exhausting is through the main production shaft and through a raise bore-hole in Zone 97.

Primary dewatering pumps are multistage Mather and Platts. The average pumping rate is 100 US gallons per minute. The main pump stations are located on the 13th and 16th levels.

Serious problems developed with the existing ore-pass system being used at the mine. The ore-passes located close to the shaft in Zone 3 failed due to the excessive scouring of the walls of the ore-pass causing excessive dilution. Production was also interrupted due to hang-ups in the ore-pass caused by large slabs of waste.

     METALLURGICAL PROCESSING

During operation, the Langlois mill processed approximately 1,800 tonnes per day, five days per week, however, it has a capacity of 2,500 tonnes per day. Zinc and copper concentrates are produced by differential flotation, with payable gold and silver recovered in the copper concentrate.

Ore is crushed in an underground jaw crusher and then sent to the grinding circuit, which consists of an open circuit SAG mill and a ball mill in closed circuit with cyclones. The grinding circuit cyclone overflow feeds the copper flotation circuit, which contains conventional rougher, scavenger and three cleaner flotation stages with a regrind mill in the circuit to maximize the copper concentrate grade. The final copper concentrate is pumped to the copper thickener.

The copper first cleaner tailings and copper scavenger tailings are pumped to the zinc flotation circuit where they are conditioned in two tanks with lime to increase pH and depress pyrite. The zinc flotation circuit includes roughers, scavengers and three cleaner stages. The tailings from the zinc scavenger and zinc first cleaner scavenger constitute the final mill tailings and are pumped to the paste backfill plant. The zinc third cleaner concentrate is pumped to the zinc thickener.

Underflows from the zinc and copper thickeners are separately pumped to storage tanks and then to designate press filters. The filtered concentrates are conveyed to their respective loading stations. A storage building is annexed to the filter area/loading station for storage of final concentrates if direct shipping is delayed.

Approximately 60 percent of the tailings are used in paste backfill and the remainder is sent to the tailings pond which covers an area of 1.88 square kilometers and is located three kilometres from the mine site. The tailings deposition is subaqueous to prevent acid generation. Most of the tailings pond effluent overflow is recycled as mill process water, with a portion of the tailings pond effluent overflow released to the Wedding River after treatment with caustic lime to maintain pH levels in accordance with regulations.
The paste backfill plant thickens and filters mill tailings and then mixes the tailings with cement and water to make a paste that flows underground by gravity. The actual capacity of the paste backfill plant is 75 tonnes per hour using only one disc filter of the two available.

The zinc concentrate has an average grade of 53.4 percent zinc, and the copper concentrate has an average grade of 23.9 percent copper. Penalty charges are paid for the iron content in the zinc concentrate and the lead content in the copper concentrate.

Zinc concentrate is loaded on CN railcars directly at the mine site and transported to Noranda's CEZ smelter in Valleyfield or to the port of Montreal. Copper concentrate is sent by rail to Noranda's Horne smelter in Rouyn-Noranda.

     FEASIBILITY STUDY

SRK was retained by the Company in November 2000 to prepare a feasibility study with the primary objective of developing an operating plan to bring the Langlois mine back into production on a profitable basis. After reviewing several operating scenarios, a production rate of 450,000 tonnes per year and an increased cut-off grade were selected, creating a high-grade alternative with a mine life of eight years.

Before the Langlois mine can resume full production, approximately 18 months of construction and development work are required.

Based upon the metal prices shown in Table I below, the total net pre-tax cash flow is estimated to be $60.9 million. The internal rate of return is 24.0 percent and the net present value at eight percent is $26.4 million. The net present value at ten percent is $20.9 million. The project economics are sensitive to the price of zinc. A ten percent change in the zinc price causes a change of $28.5 million in net pre-tax cash flow.

                                   Table I - Metal Prices and Exchange Rate
                                   ----------------------------------------
                               Zinc                         US$0.50/pound
                               Copper                       US$0.80/pound
                               Silver                       US$5.00/ounce
                               Gold                         US$300/ounce
                               Exchange Rate                Cdn$0.66/$US

Based upon these price assumptions, the operating cost per pound of payable zinc including smelting, shipping and by-product credits for copper, silver and gold is US$0.385.

A decision to reopen the Langlois mine awaits an improvement in the price of zinc and arranging financing.

The feasibility mine plan provides for milling 2,903,130 tonnes of ore over a period of eight years based upon mineral reserves as of June 1, 2001 classified by the Company using the CIM Standards (August 2000).

The feasibility mine plan is a high-grade mining alternative and does not isolate the lower grade reserves, which are currently excluded from the mining schedule. These reserves can be brought into production if metal prices increase sufficiently.

The planned average zinc head grade of 11.17 percent is significantly higher than the head grades achieved during the last four years of production, which ranged from 6.4 to 7.9 percent. The planned zinc grade is higher because:

         (a) Zone 97 high-grade tonnes will become part of the production stream for the first time;
         (b) the feasibility plan incorporates a higher cut-off grade than past mining; and
         (c) the feasibility plan includes mining of the higher grade shaft pillar which was previously considered sterilized.

The feasibility operating plan incorporates the following improvements to ensure reliability of production and to control costs:

         (a) There are no ore passes planned for Zone 97 due to their unreliable nature. A fleet of new 20 tonne trucks will haul ore from stoping areas to the shaft area, and the past problem of collapsing ore passes will be avoided.
         (b) A new steel lined storage bin is planned from level 10 to level 11 to provide ore storage while overcoming the past hang up problems.
         (c) The feasibility study mining plan provides for pre-development of several sublevels in Zone 97 so that it can produce higher grade ore continuously when mine operations resume.

         (d) Several improvements are planned for the underground mobile equipment fleet, including:

                  (i) refurbishing of the existing mobile equipment prior to going back into service;
                  (ii) several new units will be purchased to meet mine plan requirements;
                  (iii) many improvements are planned to the mobile maintenance program;
                  (iv) two graders will be purchased, along with a small crusher for road material; and
                  (v)      a new underground garage is planned on level 13.

         (e) Zone 97 employs an overhand benching method with a reduced stoping height to control dilution and avoid the associated delays.

An estimated $33.1 million in capital is required over the life of the mine of which approximately $16.0 million must be expended prior to the start of production. The majority of the capital requirements are related to the underground mine. The total mine operating cost is estimated at Cdn$57.56 per tonne milled over the life of the mine. This cost is in the range of the historical 2000 operating cost.

Table II summarizes the estimated life-of-mine production statistics.

                           Table II - Life-of-mine Production Statistics
                           ---------------------------------------------
                                                                       Total
                    Production
                      Tonnes Milled                                  2,903,000
                    Head Grade
                      Zinc (%)                                            11.2
                      Copper (%)                                           0.7
                      Gold (grams/tonne)                                   0.1
                      Silver (grams/tonne)                                52.9
                    Recoveries
                      Zinc (%)                                            94.2
                      Copper (%)                                          79.2
                      Gold (%)                                            29.0
                      Silver (%)                                          35.8
                    Concentrate Grade
                      Zinc (%)                                            54.7
                      Copper (%)                                          23.7
                    Tonnes of Concentrate
                      Zinc (tonnes)                                    558,000
                      Copper (tonnes)                                   68,000
                    Metal Contained in Concentrates
                      Zinc (tonnes)                                    305,000
                      Copper (tonnes)                                   16,000
                      Gold (ounces)                                      2,000
                      Silver (ounces)                                1,766,000

     PRODUCTION

The following table summarizes production information from the Langlois mine for the period indicated.

------------------------------------------------------------------------------- -----------------------------
                                                                                      Eight months ended
                                                                                    December 31, 2000(1)
------------------------------------------------------------------------------- -----------------------------
   Milled (tonnes)                                                                         198,788
------------------------------------------------------------------------------- -----------------------------
   Zinc (%)                                                                                    7.8
------------------------------------------------------------------------------- -----------------------------
   Copper (%)                                                                                  0.3
------------------------------------------------------------------------------- -----------------------------
   Gold (grams/tonne)                                                                          0.2
------------------------------------------------------------------------------- -----------------------------
   Silver (grams/tonne)                                                                         30
------------------------------------------------------------------------------- -----------------------------
   Concentrate Production
------------------------------------------------------------------------------- -----------------------------
   Zinc (tonnes)                                                                            27,498
------------------------------------------------------------------------------- -----------------------------
   Copper (tonnes)                                                                           2,227
------------------------------------------------------------------------------- -----------------------------
   Metal in Concentrates
------------------------------------------------------------------------------- -----------------------------
   Zinc (tonnes)                                                                            14,519
------------------------------------------------------------------------------- -----------------------------
   Copper (tonnes)                                                                             486
------------------------------------------------------------------------------- -----------------------------
   Gold (ounces)                                                                               367
------------------------------------------------------------------------------- -----------------------------
   Silver (ounces)                                                                          58,458
------------------------------------------------------------------------------- -----------------------------
   Minesite Operating Costs
------------------------------------------------------------------------------- -----------------------------
   Per tonne milled (US$)                                                                    55.71
------------------------------------------------------------------------------- -----------------------------
   Total Cash Costs
------------------------------------------------------------------------------- -----------------------------
   Per pound payable zinc (US$)                                                               0.52
------------------------------------------------------------------------------- -----------------------------

(1) The Company acquired the Langlois mine effective May 1, 2000 and placed it on care and maintenance in November 2000.

     HUMAN RESOURCES

When the mine was in full production there were a total of 162 workers, 19 contractors and 59 staff. Mine production was scheduled for five days per week, with weekends used for maintenance, hoisting and haulage when required. The mine crew normally worked two eight-hour shifts per day. The mill normally operated five days per week. The hourly paid employees of Langlois are unionized with representation being provided by the USWA. The negotiation of the first collective agreement was concluded in November 2001. The collective agreement is for a term of three years and provides for further discussion limited to wages and benefits when the mine announces its plans to re-open. The membership ratified the collective agreement at a vote held on December 21, 2001.

Most of the Langlois personnel live in the town of Lebel-sur-Quevillon, located 48 kilometres from the mine site.

     ENVIRONMENTAL MANAGEMENT AND PERMITTING

The mine operates under required Certificates of Authorization issued by the Quebec Ministry of Environment under the Loi sur la qualite de l'environnement (L.R.Q., chapter Q-2). In addition, all approvals/leases required for land use (tailings pond, quarries and pits) have been issued by the Quebec Ministry of Natural Resources pursuant to the Loi sur les mines (L.R.Q., chapter M-13.1).

There are two surface dumps for the storage of waste rock. One dump is for the storage of non-acid generating rock and the other is for material with a low potential for acid generation.

Approximately 60 percent of the mill tailings produced is used for paste backfill underground with the remainder discharged subaqueously at the tailings impoundment. Retaining dykes are constructed of a sand and gravel mass with slope protection comprised of clean, non-acid generating mine rockfill.

Seepage control within the dykes is achieved with a low permeability geosynthetic clay liner (thin layer of bentonite sandwiched between two layers of geotextile). The pond has the capacity to store all of the tailings produced in the feasibility study. At the end of mine life, there will be approximately 837,000 tonnes of tailings in the tailings pond. The tailings dams will not require raising for the tonnes mined in the feasibility study.

During operations, water from the tailings pond is reclaimed and used in the mill. Excess water is discharged to the Wedding River after being treated with caustic soda to elevate the pH to compliance levels.

During the current temporary closure period (which began December 2000) the mine is being kept on a care and maintenance program. The underground workings continue to be dewatered and all water is treated with lime before being sent to the tailings pond. All required environmental sampling, monitoring, and reporting continues.

Langlois holds a Restoration Plan (the "Plan") that received approval from the Quebec Ministry of Natural Resources, in consultation with the Quebec Ministry of the Environment, in August 1996. The Plan was subsequently updated, as required, and approved in January 2000. The Plan consists of the following main elements:

         o Placing non-acid generating waste rock underground and placing the acid-generating waste rock under one metre of water in the tailings pond to avoid acid generation.
         o Following closure of the tailings pond, directing surplus water through the emergency discharge and building an alternate discharge point on the south-eastern side of the pond.
         o Dismantling all the buildings and infrastructure, moving equipment to another mining operation and disposing of any remaining hazardous materials off-site.
         o        Re-vegetating the site.

The next update of the Plan is required by August 2004. The cost to reclaim the mine site is currently estimated to be $1.7 million.

     EXPLORATION

The Company's land holdings around the Langlois mine include several mining properties that cover a total area of 5,836 hectares in 375 claims. These properties extend over more than 12 kilometres laterally and are underlain by the same stratigraphic rock sequence that hosts the massive sulfide zones at the Langlois mine. The massive sulfide horizons at the Langlois mine are elongated and narrow.

Extensive exploration works conducted by Cambior and its predecessor companies in the area located several scattered mineralized horizons that carry anomalous zinc values. These horizons are predominately located along the general elongated trends or parallel to the Zones 3, 4 and 97.

The "Grevet B" Zone is a narrow massive sulfide horizon that occurs near the surface some 1,000 metres south and 2,000 metres east of the mine working area. Ressources Metco Inc. completed a preliminary drilling program on the Grevet B property. Under an option agreement, Ressources Metco completed nine drill holes (1,558 metres) to assess the Grevet B deposit (220,000 tonnes at 8.82 percent zinc) as part of the feasibility study that was completed by SRK in 2001.

There is a strong potential for discovery of other satellite lenses. In 1998, exploration drilling intersected sub-economic massive sulfides 300 metres west of Zone 97, between levels 8 and 10. This sector is open down-plunge and should be drill tested when underground development on level 13 is completed. Lens 4 has also the potential to host satellite lenses below level
9. The Company is currently using lithogeochemistry to define a marker horizon and other favourable horizons for exploration.

The Caribou Mine

The Company, through CanZinco, also owns the Caribou zinc/lead/silver mine located in New Brunswick. The Caribou mine has been placed on care and maintenance for an indefinite period of time due to poor metal recoveries and low metal prices.

     LOCATION AND ACCESS
The Caribou mine consists of an underground mine and mill located in Restigouche County in northeastern New Brunswick, 50 kilometres west of Bathurst, New Brunswick and an open pit mine (formerly known as the Restigouche property) located approximately 80 kilometres west of Bathurst and 30 kilometres from the Caribou mill. Access is by way of Provincial Highway 180 to within four kilometres of the minesite and then by local mine road. Access to the open pit mine is also by way of Provincial Highway 180 and three kilometres by local mine road.

     DESCRIPTION
The Caribou mine property covers an area of 3,106 hectares and is held under a mining lease. The Caribou underground mine production is subject to a net smelter return royalty which escalates from one to three percent based upon zinc prices ranging from US$0.65 to US$0.85 per pound and is capped at a maximum of $7.8 million. The Caribou underground mine production is also subject to a 10 percent net profit royalty. Net profit is calculated by deducting from revenue all operating, administration, depreciation, amortization and interest costs, including all costs incurred in prior years.

The Caribou open pit mine was acquired in October 1995 from Marshall Minerals Corp. for 1,500,000 Common Shares and a royalty payment on each tonne mined and hauled to the Caribou mill for processing. The amount of the royalty is $1.00 per tonne when the price of zinc is less than US$0.55 per pound, escalating to a maximum of $4.00 per tonne at a price in excess of US$0.70 per pound. The Caribou open pit zinc/lead/silver deposit is shallow and has higher lead and silver grades than the Caribou underground mine, but is too small to justify construction of its own processing plant. The Caribou open pit mine had not previously been in production. The Caribou open pit and underground mines are referred to collectively herein as the "Caribou mine".

A 3,000 tonne per day concentrator complex is located at the Caribou underground mine site. Other surface facilities include a headframe and production hoisting system, a shop-warehouse complex, a compressor building and compressors, an assay laboratory, an administration building and other service buildings. Mine services include a fresh water pumping and distribution system, fire protection and a 100-hectare tailings impoundment pond located 1.5 kilometres southeast of the concentrator. Electric power is obtained from New Brunswick Power. A 1.5 hectare deep-water concentrate loading and storage building and facilities site is located on the coast at Belledune, New Brunswick, 75 kilometres from the Caribou mill. This facility can receive concentrates from the Caribou mine for shipment to smelters in Europe, North America and Asia.

     HISTORY

The Caribou massive sulfide deposit was first discovered by Anaconda in 1955. In 1965, extensive underground drifting, sampling, pilot plant testing and drilling were initiated and a small high-grade secondary copper cap was developed into an open pit mine-mill operation until the depletion of the copper mineralization in 1974. In 1982, a silver/gold heap leach plant was constructed to process 60,000 tonnes of gossan materials, which were stockpiled during earlier pit operations.

In December 1986, East West Minerals NL ("East West"), an Australian public company, purchased the mine from Anaconda through a subsidiary, East West Caribou Mining Limited ("EWCM"). A feasibility study of the project was developed based upon production of a bulk lead/zinc concentrate and, in 1988, a concentrator with a design capacity of 2,000 tonnes per day was commissioned and operated until July 1989 when operations were suspended, pending the formulation of a new mining plan.

On April 9, 1990, the Caribou concentrator recommenced milling operations. Pursuant to a series of transactions during the summer and fall of 1990, EWCM became wholly-owned by Bathurst Base Metals Inc. ("BBMI") and BBMI became wholly-owned by the Company. The mine and concentrator operated for seven months in 1990. On October 26, 1990, operations were suspended due to poor recoveries and falling metal prices. The mine/concentrator/tailings pond complex was placed on care and maintenance.

In late 1994, the Company initiated a metallurgical review of the Caribou underground mine mineralization with the objective of developing a process capable of producing separate saleable zinc and lead concentrates and an independent consulting firm performed a pilot plan test. In 1995, the decision was made to reopen the Caribou mine. The plan for the Caribou mine was developed based upon the combined mineral reserves of the Caribou underground and open pit mines and an increase of the mill capacity to 3,000 tonnes per day.

The addition of the Caribou open pit deposit to the mine plan facilitated the early start-up of the Caribou mine, allowing sufficient time to develop the underground mine to reach its planned capacity and use a more efficient system of material transfer from underground to the mill.

The Caribou underground mine and Caribou open pit operated as expected. Although the mill commenced production in July 1997, mechanical deficiencies and design shortcomings prevented the operation from attaining commercial production. A number of the mechanical problems and design deficiencies were resolved by the end of 1997 allowing the Company to focus on achieving the metallurgical performance targets contained in the feasibility study. Throughout 1998, the metallurgical performance of the Caribou mill improved steadily but fell short of the levels anticipated by the feasibility study. As a result, and also because of declining metal prices, a decision was made to extend a planned maintenance shutdown that commenced in August 1998. The operation was placed on care and maintenance pending additional technical and economic studies.

     GEOLOGY

The Caribou underground and open pit mines are located in northern New Brunswick, a province in which over 30 massive sulfide deposits occur. The deposits are located, broadly, between footwall sediments and hangingwall volcanics. The hangingwall to the massive sulfides is a sequence of clastic felsic volcanic flows with local bedded tuffaceous horizons. Sulfide minerals are not present in the hangingwall. The footwall rocks are rhyolitic with tuffaceous horizons and, unlike the hangingwall sequence, disseminated sulfide minerals occur in a stringer zone immediately below the massive sulfide body. The deposit is cut by two diabase dykes of Devonian age, one in the centre of the deposit and one at its southern end. These dykes trend northwest/southeast and dip steeply. The central dyke is two to five metres thick. Three phases of folding have been identified, all of which predate the intrusion of the diabase dykes. The first phase imposed gentle folds along the long axis of the deposit. The second phase resulted in local, minor kink folds and the third phase resulted in steepening of the flanks of the deposit, approximately along strike.

The footwall in direct contact with the sulfide mineralization is, usually, a band of phyllite averaging about 15 metres in thickness (but ranging from three to 25 metres). This unit contains disseminated pyrite near the contact with the massive sulfide lenses. The sulfide mineralization is overlain by felsic volcanics. In the mine area, a band of phyllite one to three metres thick occurs between the massive sulfides and the felsic volcanics. Two major faults cut the Mine Sequence, one north/south and the other east/west.

The mineralization delineated to date consists of six discrete massive sulfide lenses, overlapping in part, and distributed in an echelon fashion in, and conformable within, the Mine Sequence. The lenses have been numbered from 1 to
6. The massive sulfide lenses consist of about 90 percent sulfide minerals, mostly pyrite but with significant amounts of magnetite. In order of abundance, the major minerals are sphalerite, galena and chalcopyrite. The sphalerite is reported as being marmatitic. Minor metallic constituents include tetrahedrite, arsenopyrite, marcasite and gold. In contrast to other massive sulfide deposits in the district, pyrrhotite is rare. The gangue minerals mostly consist of siderite, stilpnomelane, quartz and chlorite.

The sulfide minerals are very fine-grained with grains generally less than 50 microns across. Textural and mineralogical banding is common, with the latter type, usually made up of pyrite and sphalerite/galena layers, being characteristic of higher grade zones.

The individual massive sulfide lenses exhibit well-developed metal zoning. As well, there is an overall metal zoning from lens to lens; thus, the zinc/lead ratio is the highest in lens 1 and lowest in lenses 4 and 6, mainly due to an increase in galena in the latter lens. The deposit also exhibits distinct metal zones not coincident with the general metal zoning.

Silver varies proportionately to lead as most of the silver is in solid solution in galena in lenses 1, 2 and 3, and in solid solution with tetrahedrite in lenses 4 and 6. Gold occurs mainly in electrum, but is also noted in arsenian pyrite and arsenopyrite.

The Caribou open pit (Restigouche deposit) is unlike others in the Bathurst area in that it lies entirely within volcanic rocks. Overall, the deposit is tabular in form, with the long axis striking north 15 degrees west, and with a dip of less than 35 degrees to the west. The deposit plunges approximately 20 degrees on a bearing of north 35 degrees west. The tabular, massive sulfide body extends 425 metres along strike and is up to 120 metres wide and 45 metres thick.

     RESERVES AND RESOURCES

         INTRODUCTION

The mineral resources and mineral reserves for the Caribou mine include the Caribou deposit and the Restigouche deposit. Both deposits have experienced mining on several occasions, open pit and underground mining at Caribou and open pit mining at Restigouche. The current resources and reserves at both deposits have been estimated by the Company and independently audited on several occasions.

         MINERAL RESOURCE ESTIMATION

For the Caribou deposit, resource grades were calculated using traditional polygonal methods on level plans utilizing data points and measuring areas of influence intimately connected to those data points.

The mineral resource of the open pit was re-evaluated as of December 31, 1998 by the Company. The resources were calculated by kriging on a block model using computer software.

The mineral resources for the Caribou and Restigouche mines were calculated as at December 31, 1998 by the Company. The resources were calculated according to published guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum for using existing diamond drill hole data and chip sample assays.

         MINERAL RESOURCE AND MINERAL RESERVE CLASSIFICATION

The Company classified the mineral resources and mineral reserves based upon CIM, 1996 definitions and separated them into measured, indicated, and inferred mineral resources and proven and probable mineral reserves. Using CIM Standards (August 2000), an independent consultant agrees with the current resource and reserve classification.

         MINERAL RESOURCE AND MINERAL RESERVE STATEMENT

The table below sets forth the estimated mineral resources and mineral reserves for the Caribou mine as at the dates indicated.

CARIBOU MINE, SUMMARY OF MINERAL RESOURCES AND MINERAL RESERVES

-------------------------------- ---------------------------------------- -----------------------------------------
                                            December 31, 2002                         November 30, 2001
-------------------------------- ---------------------------------------- -----------------------------------------
                                   Tonnes     Zinc      Lead     Silver     Tonnes     Zinc      Lead      Silver
                                  (000s)      (%)       (%)       g/t      (000s)      (%)       (%)       (g/t)
-------------------------------- ---------- --------- -------- ---------- ---------- --------- --------- ----------
Proven and Probable Reserves      5,057      6.5       3.4      90         5,057      6.5       3.4       90
-------------------------------- ---------- --------- -------- ---------- ---------- --------- --------- ----------
Measured and Indicated            5,152      7.4       3.9      95         5,152      7.4       3.9       95
Resources(1)(2)
-------------------------------- ---------- --------- -------- ---------- ---------- --------- --------- ----------
Inferred Resources                4,163      6.7       3.2      98         4,163      6.7       3.2       98
-------------------------------- ---------- --------- -------- ---------- ---------- --------- --------- ----------

(1)  Measured and Indicated Resources include Proven and Probable Reserves.
(2) Measured and Indicated Resources as at November 30, 2001 includes a correction to a previous tabulation error. Measured and Indicated Resources as at December 31, 2000 were previously stated by the Company as 5,264,000 tonnes.

     RE-OPENING PLAN (1999)

A re-opening plan was developed by the Company in 1999 and was updated in 2000. The plan calls for the production of ore from the Caribou underground mine at the rate of 1,650 tonnes per day and from the Restigouche open pit mine at the rate of 1,350 tonnes per day. The reserves from the open pit will be depleted in 21 months and the underground reserves accessed from the open pit will be developed in time to produce 500 tonnes per day. At this time, production from the Caribou underground will be increased to 2,500 tonnes per day.

The Restigouche deposit will be mined in two stages. The first stage will be the resumption of the open pit operation with the second stage being the development of the underground deposit commencing immediately upon depletion of the open pit reserves.

For the purposes of mine planning and cost estimation, inferred mineral resources were estimated to the 1,900 metre elevation, then converted into possible mineral reserves using the same dilution and mining recovery. The table below sets forth the mineral reserves used in the re-opening plan at the Caribou mine.


CARIBOU MINE, RESOURCES AND RESERVES IN THE 1999 RE-OPENING PLAN
---------------- ------------------------------------------------ --------------------------------------------------
                             Proven & Probable Reserves                            Inferred Resources
---------------- ------------------------------------------------ --------------------------------------------------
                                 Zinc       Lead       Silver                       Zinc      Lead        Silver
                    Tonnes       (%)        (%)         (g/t)         Tonnes        (%)        (%)        (g/t)
---------------- ------------- --------- ----------- ------------ --------------- --------- ---------- -------------
Caribou           3,725,996        6.48      2.83         80       2,204,389          5.99      2.90        95
---------------- ------------- --------- ----------- ------------ --------------- --------- ---------- -------------
Restigouche       1,333,108        6.53      5.05        100               -          -         -            -
---------------- ------------- --------- ----------- ------------ --------------- --------- ---------- -------------
Total             5,059,104        6.49      3.41         85       2,204,389          5.99      2.90        95
---------------- ------------- --------- ----------- ------------ --------------- --------- ---------- -------------

     MINING

As part of the re-opening plan at Caribou, the main ramp will be extended down to the 7th level at the 1900 metre elevation to recover the reserves in this area. The shaft will be deepened to the 6th level and a crusher and loading pocket installed. Material from below the 6th level will be hauled by trucks up the ramp to the ore-dump on the 6th level. Ventilation raises, backfill raises and mineralization and waste passes will be extended down to the 6th and 7th levels as needed. An interim mining level will be created on the 5N3 level to increase the number of working areas and allow for the increased production rate of 2,500 tonnes per day.

The mining method proposed will be the same as used in the previous operating period. This is an AVOCA type method with the use of development waste and stockpiled surface waste as backfill.

The Company plans to mine the Caribou open pit in two stages. The first stage is expected to be the resumption of the open pit operation with the second stage being the development of the underground deposit commencing immediately upon depletion of the open pit reserves. The open pit is expected to be mined using a conventional bench method, and employ rubber tired loaders and trucks. Waste will be mined in ten metre benches, while the mineralization is expected to be mined in five metre benches to allow for better grade control. Mineralized material from the open pit deposit will be crushed at the open pit site and then hauled to a separate ore-pass at the Caribou mill site.

     METALLURGICAL PROCESSING

The Caribou deposit was first discovered in 1955 and has been subject to extensive metallurgical investigation since that time. In 1990, a bulk concentrate was produced for the Imperial Smelting process. The property next operated from July 1997 to August 1998, producing separate lead and zinc concentrates. This was possible due to the development of a new flowsheet and reagent scheme.

While the economics were enhanced with the newly developed flowsheet, plant performance did not reach the levels anticipated from the laboratory and pilot plant testing. The operation was closed in August 1998 due to low metal prices and less than acceptable metallurgical performance. A pilot plant study, completed in November 1998, was followed up with a combined mineralogical characterization and metallurgical process development program in 2000. A less complex flowsheet using a simplified reagent scheme was developed to selectively produce lead, zinc and copper concentrates.

From the compilation of the pilot plant test results and data in November 1998, the operating period of 1997 - 1998 and a study completed in 2000 by an independent consulting firm (the "2000 Study"), it was concluded that a number of flowsheet modifications are required to obtain the desired response to treatment of Caribou ore.

The future success of the concentrator is expected to be achieved by addressing the design and maintenance problems that plagued past operations, using high level process control equipment and practices, ensuring that all critical grinding and flotation parameters identified in the 2000 Study are achieved in the plant, utilizing a simplified flotation flowsheet and reagent scheme enhancing the operator's ability to manage the process and ensuring that supervisors, technical staff and operators are well trained.

The new flowsheet developed in the 2000 Study is less complex than the existing flowsheet and fewer reagents are used. Operators will be better able to understand the process and to respond to changes to ensure that process disruptions are minimized and that consistently good results are achieved. Problems experienced in the past of balancing lead concentrate grade and lead recovery, which invariably resulted in high lead tailings impacting the zinc circuit, have been eliminated by open circuiting part of the lead cleaner tailings direct to final mill tailings. The new flowsheet also provides for improved revenues with the production of a saleable copper concentrate. While the plant has been redesigned to handle higher circulating loads, the actual circulating loads will be less onerous than in the past due to the simplified flowsheet and by ensuring that the fine grinds, proven to be required to process Caribou materials, are achieved.

The following is the process description of the modified circuit. The ore will be crushed to minus 150 millimetres and conveyed from the mines into two 2,000-tonne live capacity ore-bins. Caribou underground and Caribou open pit ores will be stored in separate bins to control the mix of the feed to the mill. Four feeders will discharge from the coarse ore-bins to a 1,000 millimetre conveyor. Two weightometers will be in use to control the ratio of Caribou underground and open pit material being fed to the SAG mill at a combined rate of 140 tonnes per hour.

Ore will be ground in a 6,700 millimetre diameter by 2,133 millimetre long SAG mill with 1,500kW connected power. SAG mill discharge will be sized on a Derrick vibrating screen with the plus 20 mesh portion being returned to the SAG mill. The minus 20 mesh portion will flow by gravity to the primary cyclone feed pumps. Further grinding will be completed in a 4,267 millimetre diameter by 1,875 millimetre long ball mill in a closed circuit with a cluster of 254 millimetre diameter of cyclones. Final grind will be approximately 80 percent minus 27 to 30 microns.

Following aeration, the cyclone overflow will be directed to five 16m(3) Outokumpu lead rougher cells and a combination of two 16m(3) Outokumpu and two 8.5m(3) Denver DR scavenger cells where the lead rougher/scavenger concentrate will be produced. This concentrate will be reground in the #1 lead regrind mill, a 3,250 millimetre diameter by 6,858 millimetre ball mill, and will then be cleaned in a bank of eight 8.5m(3) Denver flotation cells.

The tailings from the first cleaner will be scavenged in a bank of four 8.5m(3) Denver DR cells. The first cleaner concentrate will be reground in #2 lead regrind, a 2,440 millimetre diameter by 3,048 millimetres ball mill. The ground concentrate will be cleaned in a bank of six 8.5m(3) Denver DR flotation cells. The tailings from the second cleaner and the first cleaner scavenger concentrate will be returned to the #1 lead regrind. The second cleaner concentrate will be cleaned in two successive stages using eight 2.8m(3) and six 2.8m(3) Denver DR cells to produce a final lead concentrate. The third and fourth cleaner tailings will be combined and directed to the copper separation circuit. A third 2,400 millimetre diameter by 2,440 millimetre ball mill will be available and configured into the lead circuit to supplement either the first or second regrind mill as required.

The copper separation feed, following sodium dioxide conditioning, will be directed to a four-cell 2.8m(3) Denver DR cell rougher. The rougher concentrate will be cleaned in two stages of countercurrent cleaning (three 1.4m(3) and two 1.4m(3) Denver DR cells) to produce a saleable copper concentrate and a tailings product that will be discharged to final tailings.

The final lead concentrate will be pumped to a high capacity thickener. The thickener underflow will be pumped to a stock tank for storage and subsequent filtration. The copper concentrate will be thickened and stored in a stock tank for storage and subsequent dewatering using the lead filter.

The lead rougher tailings and the lead cleaner scavenger tailings will be combined as feed to the zinc circuit. After conditioning in two conditioners, the zinc rougher scavenger concentrates will be floated in six 17.0m(3) and six 14.2m(3) Denver DR flotation cells. These concentrates will be reground to 15 microns in a 3,200 millimetre diameter by 4,877 millimetre regrind mill and then subjected to ten minutes of high intensity conditioning. The zinc first cleaners will consist of seven 14.2m(3) Denver flotation cells followed by four 14.2m(3) cleaner scavenger cells. The second cleaner will be a bank of seven 8.5m(3) flotation cells, followed by five 8.5m(3) third cleaners and four 8.5m(3) fourth cleaners. The second, third and fourth cleaner tailings will be combined with the first cleaner scavenger concentrate and directed to the zinc regrind cyclone feed pump.

The final zinc concentrate will be thickened to 65 percent solids and pumped to a stock tank for storage and subsequent pressure filtration.

The flotation tailings consisting of the zinc rougher tailings, the zinc first cleaner scavenger tailings and the copper circuit tailings will be pumped to the tailings pond for subaqueous disposal. Process water requirement for the mill will be reclaimed from the tailings pond via a 400 millimetre diameter pipeline.

     PRODUCTION

The Caribou mine started production in July 1997 and was placed on care and maintenance for an indefinite period on August 3, 1998 because commercial production had not been achieved. The following table summarizes production information from the Caribou mine for the periods indicated:

------------------------------------------------------------ ------------------------ -----------------------
                                                                        1998                    1997
------------------------------------------------------------ ------------------------ -----------------------
   Milled (tonnes)                                                    494,449                  322,827
------------------------------------------------------------ ------------------------ -----------------------
   Zinc (%)                                                               6.3                      6.3
------------------------------------------------------------ ------------------------ -----------------------
   Lead (%)                                                               3.8                      3.3
------------------------------------------------------------ ------------------------ -----------------------
   Silver (grams/tonne)                                                   105                      102
------------------------------------------------------------ ------------------------ -----------------------
   Concentrate Production
------------------------------------------------------------ ------------------------ -----------------------
    Zinc (tonnes)                                                      40,501                   18,328
------------------------------------------------------------ ------------------------ -----------------------
    Lead (tonnes)                                                      38,266                   11,446
------------------------------------------------------------ ------------------------ -----------------------
   Metal in Concentrates
------------------------------------------------------------ ------------------------ -----------------------
    Zinc (tonnes)                                                      18,748                    8,286
------------------------------------------------------------ ------------------------ -----------------------
    Lead (tonnes)                                                      12,580                    3,994
------------------------------------------------------------ ------------------------ -----------------------
    Silver (ounces)                                                   724,790                  239,639
------------------------------------------------------------ ------------------------ -----------------------

     HUMAN RESOURCES

The Caribou mine employed 199 personnel at the time the operation was placed on care and maintenance. Various schedules were worked to maximize efficiencies and minimize employee travel time. Generally employees averaged 40 hours of work per week. The mill operated 24 hours per day, seven days per week. The mine operated two eleven-hour shifts per day seven days per week.

There are currently 12 personnel at Caribou keeping the operation under care and maintenance.

     ENVIRONMENTAL MANAGEMENT AND PERMITTING

The Caribou operations are regulated under the New Brunswick MINING ACT (Chapter M-14.1), CLEAN ENVIRONMENT ACT (Chapter C-6) and CLEAN WATER ACT (Chapter C-6.1). Certificates of approval to operate have been issued by the New Brunswick Department of Environment for both the Caribou mine underground site and the Restigouche open pit.

During the most recent operational period (1997 - 1998), tailings were discharged to the South Tributary Tailings Pond facility (the "STTP"). Tailings were deposited subaqueously via floating line and stored under one metre of water cover in accordance with the certificates of approval to operate. Retention time in the tailings pond averaged 200 days and served as water treatment. Water required for the mill is reclaimed while any excess was discharged to a polishing pond and subsequently to Forty Mile Brook. The tailings pond dam is a glacial till structure with an inverted filter drain on the downstream face. The Company believes that there is currently sufficient storage capacity to contain tailings produced for three additional years of mine production. As part of the re-opening plan, a 1.4 metre lift will be placed on the dam to accommodate tailings produced from the entire current mineral reserves.

The Minister of the Department of Natural Resources and Energy (the "DNRE") approved a mine reclamation plan for the Caribou mine on March 6, 1996. The cornerstone of the closure plan is progressive reclamation, namely relocating the acidic drainage generating materials from the previous open pit operation to the underground during the course of mining. At the time the closure plan was prepared, the mine life was estimated to be six years. For economic reasons, the mine only operated for one year. Consequently, much of the geochemically problematic waste rock and tailings remain on surface. An older, smaller tailings facility (Anaconda) is located near the mill. The tailings dam is constructed of waste rock, some of which is reported to be potentially acid generating. This tailings facility is no longer used but has not been remediated.

Approximately 159,000 tonnes of waste rock of the 1.1 million tonnes produced during the former open pit operations were returned to the underground mine as backfill during the most recent operational period, in accordance with the closure plan.

In 2000, an independent consulting firm reviewed options for the remediation of the Anaconda tailings pond and recommended that they be reslurried, limed and pumped to the current STTP for subaqueous deposition. An agreement in principal has been received from DNRE for this remediation plan.

The closure plan is unclear regarding the acidic drainage discharging from the mine adit during the post-closure period, but it is likely to require treatment prior to discharge. An independent consulting firm concludes that based upon the information provided in the closure plan, the closure plan appears to be reasonable.

The Company and CanZinco Ltd. have an agreement with the Province of New Brunswick whereby the liability of EWCM, a predecessor to CanZinco Ltd., for reclamation work, rehabilitation work, other environmental work and environmental liabilities of any nature related to exploration and development activities at the Caribou mine that took place prior to October 29, 1993 are limited to $3 million. The Province of New Brunswick is responsible for liabilities exceeding the $3 million. As a result of this agreement, most of the current closure issues will be the responsibility of the Province of New Brunswick.

Security in the amount of $2,949,350 has been posted with the DNRE towards these costs in accordance with an agreed schedule. An additional amount of $1.1 million has been posted for environmental protection with the Minister of Environment as required under Regulation 87-83, the Environmental

Assessment Regulation of the CLEAN ENVIRONMENT ACT. The financial commitment at closure of the Caribou mine underground site could be in the order of $3.5 million in capital. The Company estimates the closure cost to be $3,580,525.

An open pit operation is located at the Restigouche property. Ore extracted from the open pit was trucked to the Caribou mill for processing. Consequently, the Restigouche site has a minimal amount of infrastructure, two waste rock storage pads and a small water treatment plant.

A mine reclamation plan was approved by the DNRE on March 6, 1996 for the Restigouche open pit site. The following summarizes the key elements of the closure plan:

         o Movement of the potentially acidic drainage producing waste rock off the storage pad and into the open pit.
         o Dredging the hydroxide sludge from the sludge pond, dewatering and disposing into the Caribou open pit.
         o        Allowing the pit to flood, which will be an oxygen barrier.
         o        Filling in all ponds.
         o        Recontouring the inert waste rock.
         o Regrading the site surface to improve site runoff and minimize erosion.
         o        Revegetating the site.
         o        Decommissioning infrastructure.
         o        Monitoring the site for three years after closure.

Based upon the information provided in the closure plan, an independent consulting firm that the closure plan for the Restigouche open pit appears to be reasonable. If the development of the pit and the storage of waste rock was implemented as described in the closure plan, there is unlikely to be a significant issue regarding poor quality seepage now and in the future.

Security in the amount of $1.9 million has been posted with the DNRE towards these costs in accordance with an agreed upon schedule. An additional amount of $1.7 million has been posted for environmental protection with the Minister of Environment as required under Regulation 87-83, the Environmental Assessment Regulation of the CLEAN ENVIRONMENT ACT. The Company estimates the closure cost for the Restigouche open pit to be $3.7 million.

The mine presently operates a lime plant to treat underground mine drainage. The mine also has a sizable deposit of old tailings stored separately by the previous operator to CanZinco, containing significant quantities of pyrite, zinc and copper. Over the years these tailings have become a source of acidity and soluble metals due to oxidation and require remediation. CanZinco reached an agreement with Bioteq Environmental Technologies Inc. ("Bioteq") to construct a pilot plant on the Caribou mine site to test for the removal of metals from the mine drainage upstream of the existing lime plant. During its operation in 2002 the plant recovered nearly 35 tonnes of zinc concentrate, which contains copper, cadmium and lead. The concentrate was delivered and accepted for sale to Noranda Inc.

Treated water has been discharged to local receiving waters within the guidelines of the existing permits. Based on the operating results in 2002, Bioteq has submitted application for permits to construct a plant for the reprocessing of tailings at Caribou. The tailings to be processed are those left by previous operators and will be processed concurrently with acidic mine drainage

Exploration Properties

The Company owns base and precious metal exploration properties in Canada, Honduras, Chile and Tunisia.

   BASE METAL EXPLORATION

         CANADA

In Canada, the Company is involved in the exploration of 29 base metal properties covering 44,256 hectares in New Brunswick, Quebec, Ontario and Nunavut. Exploration work during 2002 concentrated on expending the minimum amounts to fulfill work commitments for claim renewals.

         HONDURAS

During 2002, the Company was not active in surface exploration in Honduras.

         CHILE

During the past four years, the Company has carried out an aggressive exploration program in southern Chile, focusing on the discovery of high-grade zinc mineralization. Work was concentrated in the El Toqui mine area and the Lago General Carrera area (Puerto Sanchez Project) located approximately 250 kilometres to the south of El Toqui. The exploration potential in the El Toqui district is considered excellent for identifying additional resources and reserves. This has been demonstrated by the success of the 1998-2002 exploration program.

Exploration work during 2002 focussed on additional soil sampling and a compilation of all of the geological information amassed in the El Toqui District to date. The available geological database suggests that the district has a favourable potential for exploration and the discovery of additional deposits of economic importance, especially in areas which show evidence of skarn-type mineralization.

As a result of a detailed review by an independent qualified person, a new geological model has been developed for the Toqui District. The new geological model holds significant promise and indicates that further work is required for confirmation and the Company intends to pursue this work.

During 2002, geochemical soil sampling was completed on the Concordia property with a total of 4,883 soil samples collected. Results were also received from an earlier 7,029 sample program of the southern extension of the Estatuas area. Presently soil sampling is underway on the area between Estatuas and Concordia and to the north of San Antonio. Detailed geological mapping is being done over the Concordia area.

During 2003, the Company intends to continue with follow up exploration work on the anomalous areas identified by the new geological model and enlarged geochemical database.

         TUNISIA

The focus of the Company's exploration activities in Tunisia is on comparatively small-scale deposits which are close to the mine and could provide additional mill feed with low investment. In an ongoing effort to increase the mineral reserves and resources and the operating life of the mine, the Company has been engaged in discussions with the Tunisian authorities on utilizing reserves currently being mined by a government enterprise.

   GOLD EXPLORATION

         CANADA

In Canada, the Company holds interests in 12 gold properties covering 4,950 hectares, most of which are located along the Cadillac Break, the major focus of gold mining and exploration in northwest Quebec.

In 2002, an option agreement was signed between Agnico-Eagle and the Company that provided Agnico-Eagle with the right to earn a 60 percent interest in the property over a five-year period by making cash payments totaling $200,000, as well as work expenditures totaling $3,500,000. Once Agnico-Eagle earned its 60 percent interest, the Company and Agnico-Eagle were to establish a Joint Operating Agreement with Agnico-Eagle as the operator. Agnico-Eagle had the right, prior to any decision being made to prepare a feasibility report, to acquire an additional 10 percent interest in the property by making a payment of $1 million to the Company. Further, Agnico-Eagle could elect to prepare an independent feasibility report and assume all costs in consideration for an additional 10 percent interest in the property for a total interest in the property of 80 percent.

On February 19, 2003, Agnico-Eagle reported that their qualified person, had estimated an inferred mineral resource of 2,967,000 tonnes at a grade of 8.5 grams per tonne for a total of 816,000 ounces of gold.

A cutting factor of 50 g/t gold was applied and a gold price of $300 per ounce. The uncut inferred mineral resource totals 927,963 ounces of gold, a 13.8% variation.

On April 24, 2003, the Company announced that Agnico-Eagle Mines Limited has agreed to purchase 100% of the Company's Tonawanda and Zulapa gold properties, known collectively as the Lapa property, subject to the completion of a definitive legal agreement.

Agnico-Eagle will pay the Company US$7.925 million for the Company's interest in the Lapa property. The Company will retain a 1.0 percent net smelter royalty on all gold production from the Tonawanda property and a 0.5 percent net smelter royalty on all gold production from the Zulapa property. Agnico-Eagle will also pay a non-refundable advance royalty of US$1 million on closing and a further non-refundable advance royalty of US$1 million when the total published inferred resources reach 2 million ounces of gold on the Zulapa and Tonawanda properties.

In addition to the Lapa property, Agnico-Eagle has purchased the Company's 66 2/3 percent interest in the Chibex South property, located four kilometres south of the Lapa property in Cadillac Township. Agnico-Eagle will pay the Company US$75,000 for the property as well as a 66 2/3 percent of a one percent net smelter royalty.

The Lapa and Chibex South properties are considered by the Company to be non-producing assets.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of Breakwater Resources Ltd. (the "Company") constitutes management's review of the factors that affected the Company's financial and operating performance in 2002 and factors reasonably expected to impact on future operations and results. The consolidated financial statements of the Company have been prepared using accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and satisfy its liabilities in the normal course of business. See Overview, Liquidity and Liquidity Risk discussion.

     OVERVIEW

Breakwater Resources Ltd. is an exploration, development and mining company with operations in Canada, Honduras, Chile and Tunisia. Approximately 82 percent of its revenue is derived from the sale of zinc concentrates with the balance of revenue from lead, copper, gold and silver.

During the years ended December 31, 2002, 2001 and 2000, the Company incurred net losses of $19.9 million, $111.1 million and $8.7 million, respectively. The losses in 2001 and 2000 included non-cash write-downs of mineral properties and fixed assets of $70.3 million and $27.1 million, respectively. This reflects the Company's policy to defer exploration and development costs until the economic viability of the property is determined or until the property is abandoned.

The year ended December 31, 2002 saw a continuation of record low prices for zinc in real terms. After reaching a 14 year low of US$732.50 per tonne (US$0.332 per pound) in the fourth quarter of 2001 and averaging US$886 per tonne (US$0.402 per pound) for the year, the price of zinc reached a new low of US$725.50 per tonne (US$0.329 per pound) in August of 2002 and averaged US$777 per tonne (US$0.352 per pound) in 2002. This represents the lowest average zinc price since 1986. These continuing low prices put severe pressure on the liquidity of the Company necessitating a restructuring of its banking arrangements. In December 2002, the Company's Syndicated Credit Facility totalling US$45.1 million, which includes a term loan and a revolving loan required to be repaid or restructured by January 2, 2003, was extended to January 2, 2004. The Company believes that it will not be able to repay its debt under the Syndicated Credit Facility at maturity on January 2, 2004, unless the metal price recovery is stronger and sooner than expected. Accordingly, it will be necessary for the Company to negotiate an extension, to restructure or to replace the Syndicated Credit Facility prior to maturity.

In May 2002, a rights offering was completed for 94,455,000 shares at $0.20 per share to raise $17.6 million net of issue costs. This equity issue was a requirement placed on the Company by its lenders as a condition to extend the due date of the Syndicated Credit Facility to January 2, 2003.

Proceeds from the rights issue, combined with operating improvements, reduced capital expenditures and lower treatment charges provided the working capital requirements for the period ended December 31, 2002. Going forward into 2003, with a forecasted price of zinc in excess of US$800 per tonne, it is expected that the estimated cash flow of the Company, after capital expenditures and debt servicing requirements, will be sufficient to meet cash requirements for 2003. However, it will not be sufficient to retire the debt due on January 2, 2004.


Selected Financial Data

   STATEMENT OF OPERATIONS AND DEFICIT DATA                       Year ended December 31,
                                                -----------------------------------------------------------
                                                       2002                 2001                2000
                                                ------------------  -------------------  ------------------
                                                  ($000's except for per share numbers, ratios and weights)
   Tonnes of Concentrate Sold
     (Zinc, Copper and Lead)                        518,820             505,521             381,878
   Gross Sales Revenue                              305,354             304,037             301,850
   Treatment and Marketing Costs                    136,738             142,236             135,262
   Net Sales Revenue                                168,616             161,801             166,588
   Total Operating Costs                            178,112             185,293             129,808
   (Loss) Contribution from Mining Activities        (9,496)            (23,492)              36,780
   Net Loss                                          19,887             111,058                8,749
   Net Loss per Common Share                           0.12                0.92                 0.08
   Cash Provided by (used for)
     Operating Activities(1)                          8,647             (9,361)              37,720
   Capital Expenditures                              10,971              21,662              34,619
   Weighted Average Number of
     Common Shares Outstanding
     after Bonus Element                            169,074             120,166             109,033

   Number of Common Shares Outstanding              193,281              93,848              92,039
 (1)   Before changes in non-cash working capital items.

   BALANCE SHEET DATA                                                As at December 31,
                                                -----------------------------------------------------------
                                                      2002                  2001                  2000
                                                ------------------  -------------------  ------------------


   Working Capital                                  22,284                5,048               23,881
   Total Assets                                    223,380              251,569              360,453
   Total Debt                                       78,665               80,406               90,280
   Total Other Long-Term Liabilities                14,519               15,708               17,234
   Shareholders' Equity (Net Assets)                95,596               98,576              201,859
   Net Debt to Net Debt plus Equity                    43%                  44%                  30%
   Book Value per Common Share                        0.49                 1.05                 2.19
   Capital Stock                                   257,759              239,214              238,312

     SENSITIVITY TO METAL PRICES

The Company's earnings, cash flow and common share price are highly sensitive to the price of zinc. The following table sets forth the average LME cash prices for zinc, copper and lead, the London PM fix for gold and silver and the US/Canadian dollar exchange rates for 2002, 2001 and 2000.

------------------------------------------------- -------------------- --------------------- -------------------
   Metal Prices                                      2002                 2001                  2000
------------------------------------------------- -------------------- --------------------- -------------------
   Zinc (US$/pound)                                  $0.35                $0.40                 $0.51
------------------------------------------------- -------------------- --------------------- -------------------
   Lead (US$/pound)                                  $0.21                $0.22                 $0.21
------------------------------------------------- -------------------- --------------------- -------------------
   Copper (US$/pound)                                $0.71                $0.72                 $0.82
------------------------------------------------- -------------------- --------------------- -------------------
   Gold (US$/ounce)                                  $310                 $271                  $279
------------------------------------------------- -------------------- --------------------- -------------------
   Silver (US$/ounce)                                $4.60                $4.37                 $4.95
------------------------------------------------- -------------------- --------------------- -------------------
   Exchange rate (US$1.00/Cdn$) yearly average       1.5701               1.5490                1.4855
------------------------------------------------- -------------------- --------------------- -------------------

The following table illustrates the sensitivity of earnings and cash flow to changes in metal prices and of earnings to changes in the US/Canadian dollar exchange rate based on production estimates for 2003.

------------------------------------------------------------------------------------------ ------------------
   (Cdn$ thousands)                                                                        Sensitivities
------------------------------------------------------------------------------------------ ------------------
   Zinc (US$0.01/pound)                                                                           4,197
------------------------------------------------------------------------------------------ ------------------
   Lead (US$0.01/pound)                                                                             415
------------------------------------------------------------------------------------------ ------------------
   Copper (US$0.01/pound)                                                                           115
------------------------------------------------------------------------------------------ ------------------
   Silver (US$0.10/ounce)                                                                           220
------------------------------------------------------------------------------------------ ------------------
   Gold (US$10.00/ounce)                                                                            378
------------------------------------------------------------------------------------------ ------------------
   Exchange rate (US$0.01/Cdn$1.00)                                                                 373
------------------------------------------------------------------------------------------ ------------------

     SENSITIVITY TO SMELTER TREATMENT CHARGES

The Company sells zinc, lead and copper concentrates to smelters in various parts of the world including Europe, Asia and the Americas. Smelters charge the Company for treating the zinc, lead and copper concentrates and also for further refining copper concentrates. Treatment charges vary according to the world demand for concentrates. Since 2001, zinc concentrate treatment charges for sales under annual contract have decreased by US$24 per tonne and are expected to decrease a further US$20 per tonne or more for 2003. Spot terms have decreased even further by as much as an additional US$30 per tonne.

The following table outlines the sensitivity of earnings and cash flow to changes in average treatment charges based on production estimates for 2003.

------------------------------------------------------------------------------------------ ------------------
   (Cdn$ thousands)                                                                        Sensitivities
------------------------------------------------------------------------------------------ ------------------
   Zinc concentrate (US$10.00 per tonne)                                                          5,068
------------------------------------------------------------------------------------------ ------------------
   Lead concentrate (US$10.00 per tonne)                                                            314
------------------------------------------------------------------------------------------ ------------------
   Copper concentrate (TC US$10.00 per tonne, RC US$0.01 per pound)                                 453
------------------------------------------------------------------------------------------ ------------------

     FINANCIAL RESULTS SUMMARY

         NET LOSSES AND CASH FLOW - 2002 AND 2001

The consolidated net loss was $19.9 million ($0.12 per share) for the year ended
December 31, 2002, on gross sales revenue of $305.4 million. This compares with a consolidated net loss of $111.1 million ($0.92 per share) after a non-cash charge of $70.3 million on gross sales revenue of $304.0 million in 2001.

Cash flow from operations (before changes in non-cash working capital items) was $8.6 million ($0.05 per share) in 2002 compared with cash used by operations of $9.4 million ($0.08 per share) in 2001. For the year 2001, the non-cash write-down of $70.3 million included $53.4 million to reduce the carrying value of the Caribou mine to nil, a reduction of $11.3 million to the carrying value of the Nanisivik mine and $5.6 million for the carrying value of other exploration and non-producing properties.

------------------------------------------------------------------------ ------------------ -----------------
   ($ millions)                                                                  2002              2001
------------------------------------------------------------------------ ------------------ -----------------
   Loss from mining activities                                                (9.5)            (23.5)
------------------------------------------------------------------------ ------------------ -----------------
   Other expenses (net of other income)                                         9.7              10.9
------------------------------------------------------------------------ ------------------ -----------------
   Non-producing property costs                                                 0.9               3.2
------------------------------------------------------------------------ ------------------ -----------------
   Foreign exchange hedging loss                                                  -               3.2
------------------------------------------------------------------------ ------------------ -----------------
   Income and mining taxes                                                    (0.2)                 -
------------------------------------------------------------------------ ------------------ -----------------
   Loss before asset valuation adjustments                                   (19.9)            (40.8)
------------------------------------------------------------------------ ------------------ -----------------
   Write-down of properties                                                       -              70.3
------------------------------------------------------------------------ ------------------ -----------------
   Net loss                                                                  (19.9)            (111.1)
------------------------------------------------------------------------ ------------------ -----------------
   Non-cash expenses                                                           28.5             101.7
------------------------------------------------------------------------ ------------------ -----------------
   Operating cash flow (outflow) (before changes in non-cash working
capital items)                                                                  8.6             (9.4)
------------------------------------------------------------------------ ------------------ -----------------

     STATEMENT OF OPERATIONS REVIEW - 2002 AND 2001

         PRODUCTION AND GROSS REVENUE

Sales of zinc, lead and copper concentrate increased by 3 percent in 2002 from 2001 (518,820 tonnes compared with 505,521 tonnes).

------------------------------------------------------------------------ ------------------ -----------------
   SALES BY METAL IN CONCENTRATE ($ THOUSANDS)                                   2002              2001
------------------------------------------------------------------------ ------------------ -----------------
   Zinc - tonnes                                                              206,631           184,418
------------------------------------------------------------------------ ------------------ -----------------
   Lead - tonnes                                                               17,977            12,086
------------------------------------------------------------------------ ------------------ -----------------
   Copper - tonnes                                                              5,447             6,543
------------------------------------------------------------------------ ------------------ -----------------
   Gold - ounces                                                               25,364            39,884
------------------------------------------------------------------------ ------------------ -----------------
   Silver - ounces                                                          2,226,474         1,995,913
------------------------------------------------------------------------ ------------------ -----------------

Gross revenue from sales increased slightly to $305.4 million in 2002 compared with $304.0 million in 2001.

Zinc metal sales increased by 12 percent while zinc gross revenue decreased slightly due to the lower price of zinc. The weaker Canadian dollar increased gross revenue by $4.1 million. The majority of this gain is offset by increased operating costs as a significant portion of operating costs are incurred in US dollars.

------------------------------------------------------------------------ ------------------ -----------------
   GROSS SALES REVENUE BY METAL ($ thousands)                                    2002              2001
------------------------------------------------------------------------ ------------------ -----------------
   Zinc (US$)                                                                160,223            160,990
------------------------------------------------------------------------ ------------------ -----------------
   Lead (US$)                                                                  8,397              5,798
------------------------------------------------------------------------ ------------------ -----------------
   Copper (US$)                                                                8,688             10,656
------------------------------------------------------------------------ ------------------ -----------------
   Gold (US$)                                                                  7,781             10,834
------------------------------------------------------------------------ ------------------ -----------------
   Silver (US$)                                                               10,111              8,839
------------------------------------------------------------------------ ------------------ -----------------
      Total Metal Sales Revenue (US$)                                        195,200            197,117
------------------------------------------------------------------------ ------------------ -----------------

------------------------------------------------------------------------ ------------------ -----------------
      Gross Sales Revenue (CDN$)                                             305,354            304,037
------------------------------------------------------------------------ ------------------ -----------------

Production of zinc in concentrate in 2002 increased by 2 percent over 2001 despite the Nanisivik mine closing in September 2002. Zinc in concentrate production at the Bouchard-Hebert and El Toqui mines increased by 24 percent and 10 percent, respectively, more than offsetting the lower production at the other mines.

------------------------------------------------------------------------ ------------------ -----------------
   ZINC PRODUCTION (MILLION POUNDS ZINC CONTAINED IN CONCENTRATE)                2002               2001
------------------------------------------------------------------------ ------------------ -----------------
   Nanisivik                                                                   109.1             113.6
------------------------------------------------------------------------ ------------------ -----------------
   El Mochito                                                                  102.2             106.9
------------------------------------------------------------------------ ------------------ -----------------
   Bougrine                                                                     74.3              83.4
------------------------------------------------------------------------ ------------------ -----------------
   El Toqui                                                                     79.2              71.8
------------------------------------------------------------------------ ------------------ -----------------
   Bouchard-Hebert                                                             112.9              90.7
------------------------------------------------------------------------ ------------------ -----------------
   Total zinc production                                                       477.7             466.4
------------------------------------------------------------------------ ------------------ -----------------

The Company periodically hedges against fluctuations in metal prices and foreign exchange. For 2002, gross revenue decreased by $1.1 million as a result of hedging activities compared with a $0.6 million reduction during 2001. The net result of the hedging activities for 2002 includes $0.7 million due to the decrease in the hedge contract liability compared with $0.9 million in 2001. Certain of the Company's mining operations receive sales revenue in US dollars while incurring costs in other currencies such as the Canadian dollar and Tunisian Dinar. To protect against adverse changes in these exchange rates, the Company sold forward US$30.0 million at an average exchange rate of Cdn$1.4802 and US$1.5 million for Euros at the rate of US$0.8899 for 2002. Due to the decision to close the Nanisivik mine in

September 2002, the exchange hedge position applicable to 2003 was cancelled and the Company recognized a hedging loss of $3.2 million in 2001.

     NET REVENUE

Net revenue, or net smelter return, which represents the value of concentrates sold after paying treatment charges, freight and marketing costs, increased by 4 percent to $168.6 million in 2002 from $161.8 million in 2001. Treatment charges, the amount paid to smelters for refining concentrates to produce metal, and shipping and marketing costs decreased by 3 percent to $136.7 million in 2002 from $142.2 million in 2001. Treatment charges, shipping and marketing expenses amounted to 44.8 percent of gross revenue in 2002 compared with 46.8 percent in 2001. Treatment charges per tonne of concentrate expressed as a cost per pound of payable zinc sold were 11 percent lower at US$0.167 in 2002 from US$0.187 in 2001.

     OPERATING COSTS

Direct operating costs of $147.6 million in 2002 were $284.59 per tonne of concentrate sold compared with $153.2 million or $303.03 per tonne sold in 2001. Minesite operating costs per tonne of ore milled decreased slightly to US$27.18 in 2002 from US$27.26 in 2001. The total cash cost per pound of payable zinc, which includes all minesite cash costs, treatment charges, ocean freight and other marketing costs, net of by-product credits, was US$0.32 per pound of payable zinc in 2002 compared with US$0.36 per pound of payable zinc in 2001.

Inventory is carried at the lower of cost or market. For the year 2001, costs in excess of market value, principally at Nanisivik mine, were added to the direct operating costs. During, 2002, no such adjustment was necessary.

------------------------------------------------------------------------ ------------------ -----------------
   DIRECT OPERATING COSTS ($ MILLIONS)                                           2002              2001
------------------------------------------------------------------------ ------------------ -----------------
   Bouchard-Hebert                                                             36.9              35.4
------------------------------------------------------------------------ ------------------ -----------------
   Nanisivik                                                                   34.5              43.5
------------------------------------------------------------------------ ------------------ -----------------
   Bougrine                                                                    22.8              20.8
------------------------------------------------------------------------ ------------------ -----------------
   El Mochito                                                                  34.2              33.5
------------------------------------------------------------------------ ------------------ -----------------
   El Toqui                                                                    19.2              20.0
------------------------------------------------------------------------ ------------------ -----------------
   Total                                                                      147.6             153.2
------------------------------------------------------------------------ ------------------ -----------------

     OTHER EXPENSES (INCOME)

Other expenses, net of miscellaneous income, were $9.7 million in 2002 compared with $10.9 million in 2001. General and administrative expenses decreased by $1.2 million mostly due to a reduction in staff and office costs. Interest and financing expense decreased by $2.9 million. The foreign exchange adjustment resulting from credit facilities denominated in US dollars changed from a loss of $4.7 million in 2001 to a gain of $0.7 million in 2002, a favourable swing of $5.4 million. The carrying value of the debt is measured at the end of the year. In 2002, the Canadian dollar strengthened against the US dollar from 1.5926 at the end of 2001 to 1.5796 at the end of 2002. Lower investment and other income, which decreased by $8.3 million, offset most of these improvements.

------------------------------------------------------------------------ ------------------ -----------------
OTHER EXPENSES (INCOME) ($ MILLIONS)                                            2002               2001
------------------------------------------------------------------------ ------------------ -----------------
   General and administrative                                                   6.2               7.4
------------------------------------------------------------------------ ------------------ -----------------
   Interest expense and financing                                               5.1               8.0
------------------------------------------------------------------------ ------------------ -----------------
   Investment income                                                          (0.9)             (9.2)
------------------------------------------------------------------------ ------------------ -----------------
   Foreign exchange                                                           (0.7)               4.7
------------------------------------------------------------------------ ------------------ -----------------
TOTAL OTHER EXPENSES NET OF OTHER INCOME                                        9.7              10.9
------------------------------------------------------------------------ ------------------ -----------------
   Non-producing property costs                                                 0.8               3.2
------------------------------------------------------------------------ ------------------ -----------------
   Income and mining taxes                                                    (0.2)                 -
------------------------------------------------------------------------ ------------------ -----------------
TOTAL                                                                          10.3              14.1
------------------------------------------------------------------------ ------------------ -----------------

     OTHER NON-PRODUCING PROPERTY COSTS

The costs related to properties being held on care and maintenance decreased to $0.9 million in 2002 from $3.2 million in 2001. These costs include the costs to maintain the Caribou and Langlois properties on care and maintenance, exploration costs and $0.9 million of revenue received from optioned properties in 2002.

     OPERATING REVIEW - 2002 AND 2001

         OPERATIONS

For the year ended December 31, 2002 and 2001, metal production is shown in the table below.

         PRODUCTION STATISTICS

---------------------------------------------------------------------- --------------------------------------
                                                                               YEAR ENDED DECEMBER 31,
                                                                       --------------------------------------
                                                                               2002                2001
---------------------------------------------------------------------- ------------------- ------------------
   Ore Milled (tonnes)                                                     3,077,811          3,311,290
---------------------------------------------------------------------- ------------------- ------------------
     Zinc (%)                                                                    7.8                7.2
---------------------------------------------------------------------- ------------------- ------------------
   Concentrate Production
---------------------------------------------------------------------- ------------------- ------------------
     Zinc (tonnes)                                                           403,661            394,982
---------------------------------------------------------------------- ------------------- ------------------
     Copper (tonnes)                                                          37,680             42,138
---------------------------------------------------------------------- ------------------- ------------------
     Lead (tonnes)                                                            18,747             19,799
---------------------------------------------------------------------- ------------------- ------------------
     Gold (tonnes)                                                             5,424              3,389
---------------------------------------------------------------------- ------------------- ------------------
   Metal in Concentrates
---------------------------------------------------------------------- ------------------- ------------------
     Zinc (tonnes)                                                           216,663            211,544
---------------------------------------------------------------------- ------------------- ------------------
     Copper (tonnes)                                                           6,055              6,932
---------------------------------------------------------------------- ------------------- ------------------
     Lead (tonnes)                                                            12,693             13,174
---------------------------------------------------------------------- ------------------- ------------------
     Silver (ounces)                                                       2,957,221          2,940,360
---------------------------------------------------------------------- ------------------- ------------------
     Gold (ounces)                                                            24,804             38,500
---------------------------------------------------------------------- ------------------- ------------------
   Minesite Operating Costs
---------------------------------------------------------------------- ------------------- ------------------
     Per tonne milled (US$)                                                    27.18              27.26
---------------------------------------------------------------------- ------------------- ------------------
   Total Cash Costs
---------------------------------------------------------------------- ------------------- ------------------
     Per pound payable zinc (US$)                                               0.32               0.36
---------------------------------------------------------------------- ------------------- ------------------

The following table summarizes key financial information for each of the Company(1)s operating mines.

-------------------------- -------------------- -------------------- -------------------- -------------------
                                                    Contribution
                                                 (Loss) From Mining                             Capital
                               Gross Revenue       Activities(1)      Non-cash Costs(2)      Expenditures
-------------------------- -------------------- -------------------- -------------------- -------------------
   ($ millions)               2002       2001      2002       2001      2002       2001      2002      2001
-------------------------- --------- ---------- --------- ---------- --------- ---------- --------- ---------
   Bouchard-Hebert            81.9      82.8        3.0       7.7        9.7       8.3        1.7       1.7
-------------------------- --------- ---------- --------- ---------- --------- ---------- --------- ---------
   Nanisivik                  69.0      54.5       (1.6)     (20.3)      3.2       4.3        -         3.9
-------------------------- --------- ---------- --------- ---------- --------- ---------- --------- ---------
   Bougrine                   40.9      49.7       (8.5)     (3.5)       8.1       9.5        2.0       3.0
-------------------------- --------- ---------- --------- ---------- --------- ---------- --------- ---------
   El Mochito                 69.5      68.4       (2.9)     (6.6)       6.8       6.7        2.3       2.4
-------------------------- --------- ---------- --------- ---------- --------- ---------- --------- ---------
   El Toqui                   44.1      48.6        0.5      (0.7)       2.6       3.1        2.9       5.5
-------------------------- --------- ---------- --------- ---------- --------- ---------- --------- ---------
   Langlois                    -         -          -         -          -         -          0.9       4.1
-------------------------- --------- ---------- --------- ---------- --------- ---------- --------- ---------
   Total                      305.4     304.0      (9.5)     (23.4)     30.4      31.9        9.8      20.6
-------------------------- --------- ---------- --------- ---------- --------- ---------- --------- ---------
(1) After non-cash costs.
(2) Depreciation, depletion and reclamation costs.

         BOUCHARD-HEBERT MINE

Mining of the Bouchard-Hebert deposit in 2002 was in the upper portions of the deposit, where the zinc grades are higher than in the lower portion of the mine.
The zinc grade was 24 percent greater in 2002, while the precious metals and copper grades were lower than 2001. As a result, production of zinc in concentrate was 51,197 tonnes in 2002 compared with 41,150 tonnes in 2001. It is expected that this grade will continue throughout the remaining life of the mine.

The mine had an operating profit of $3.0 million in 2002 compared with $7.7 million in 2001. Operating cash flow was $12.7 million on gross sales revenue of $81.9 million in 2002 compared with $16 million in 2001 on gross sales revenue of $82.8 million. Capital expenditures in 2002 were $1.7 million the same as in 2001. No capital expenditures are expected over the balance of the mine life.

---------------------------------------------------------------------- --------------------------------------
   PRODUCTION STATISTICS                                                       YEAR ENDED DECEMBER 31,
---------------------------------------------------------------------- --------------------------------------
                                                                               2002                2001
---------------------------------------------------------------------- ------------------- ------------------
   Ore Milled (tonnes)                                                    1,050,009          1,045,435
---------------------------------------------------------------------- ------------------- ------------------
     Zinc (%)                                                                   5.6                4.5
---------------------------------------------------------------------- ------------------- ------------------
     Copper (%)                                                                 0.7                0.8
---------------------------------------------------------------------- ------------------- ------------------
     Silver (grams/tonne)                                                        39                 46
---------------------------------------------------------------------- ------------------- ------------------
     Gold (grams/tonne)                                                         1.2                1.5
---------------------------------------------------------------------- ------------------- ------------------
   Concentrate Production
---------------------------------------------------------------------- ------------------- ------------------
     Zinc (tonnes)                                                           94,914             75,741
---------------------------------------------------------------------- ------------------- ------------------
       Recovery (%)                                                            87.6               86.7
---------------------------------------------------------------------- ------------------- ------------------
       Grade (%)                                                               53.9               54.3
---------------------------------------------------------------------- ------------------- ------------------
     Copper (tonnes)                                                         37,680             42,138
---------------------------------------------------------------------- ------------------- ------------------
       Recovery (%)                                                            85.2               84.4
---------------------------------------------------------------------- ------------------- ------------------
       Grade (%)                                                               16.1               16.5
---------------------------------------------------------------------- ------------------- ------------------
   Metal in Concentrates
---------------------------------------------------------------------- ------------------- ------------------
     Zinc (tonnes)                                                           51,197             41,150
---------------------------------------------------------------------- ------------------- ------------------
     Copper (tonnes)                                                          6,055              6,932
---------------------------------------------------------------------- ------------------- ------------------
     Silver (ounces)                                                        446,755            562,093
---------------------------------------------------------------------- ------------------- ------------------
     Gold (ounces)                                                           20,122             28,477
---------------------------------------------------------------------- ------------------- ------------------
   Minesite Operating Costs
---------------------------------------------------------------------- ------------------- ------------------
     Per tonne milled (Cdn$)                                                  34.99              33.46
---------------------------------------------------------------------- ------------------- ------------------
   Total Cash Costs
---------------------------------------------------------------------- ------------------- ------------------
     Per pound payable zinc (US$)                                              0.28               0.29
---------------------------------------------------------------------- ------------------- ------------------

         NANISIVIK MINE

The Nanisivik mine was permanently closed in September 2002. Zinc production was only 4 percent lower in 2002 than 2001 despite only operating for nine months. The Dense Media Separation plant, which commenced operating in July 2001 provided, on average, a 27 percent increase to the zinc head grade resulting in a zinc grade to the mill of 10.0 percent compared with 6.9 percent in 2001. Forty days prior to the closing of the mine, a failure of the ball mill discharge trunion resulted in a production loss and property damage. The event is covered by insurance and a financial settlement is imminent. An amount of $1.0 million has been included in revenue in 2002.

Reclamation activities at Nanisivik commenced during 2002 and are ongoing, with many technical studies and reports to be completed and filed throughout 2003, culminating in the final closure plan for Nanisivik, which is due on December 15, 2003. The Nunavut Water Board (NWB) issued a renewal water license on October 10, 2002 to cover the period October 1, 2002 to May 1, 2008, during which period all reclamation work and post-closure monitoring will be completed. Although the final amount and form of the financial security are currently under discussion, the water license requires that CanZinco Ltd., a wholly-owned subsidiary of Breakwater and owner of the Nanisivik mine, post total financial security in the amount of $17.6 million. The amount of financial security recommended by the NWB is a reflection of the submissions made to them by DIAND and others on this topic and is significantly at odds with the Company's estimate of closure costs which is approximately $9.2 million. The Company continues to strongly defend its estimate of closure costs as being more realistic and indicative of the amount and nature of work to be completed. Of that amount, $6.0 million has previously been posted pursuant to the expired water license. These amounts do not take into consideration the salvage value of the assets remaining at Nanisivik, all of which are being reviewed for possible sale. As well, these amounts do not take into consideration the value of equipment and supplies that were purchased and are currently located at Nanisivik, earmarked for reclamation activities, and the considerable amount of reclamation work that was completed prior to and immediately following the closure of the mine. In addition, discussions with the Government of Nunavut have been ongoing for some time regarding the infrastructure at Nanisivik, with the greatest level of interest currently being demonstrated for the fuel tank farm located near the deep sea port.

The mine had an operating loss of $1.6 million in 2002 compared with $20.3 million in 2001. Operating cash flow was $1.6 million on gross sales revenue of $69.0 million in 2002 compared with a cash outflow of $16.0 million in 2001 on gross sales revenue of $54.5 million. Capital expenditures in 2002 were nil compared with $3.9 million in 2001.

---------------------------------------------------------------------- --------------------------------------
   PRODUCTION STATISTICS                                                       YEAR ENDED DECEMBER 31,
---------------------------------------------------------------------- ------------------- ------------------
                                                                               2002                2001
---------------------------------------------------------------------- ------------------- ------------------
   Ore Milled (tonnes)                                                      516,544            774,920
---------------------------------------------------------------------- ------------------- ------------------
     Zinc (%)                                                                  10.0                6.9
---------------------------------------------------------------------- ------------------- ------------------
     Silver (grams/tonne)                                                        42                 30
---------------------------------------------------------------------- ------------------- ------------------
   Concentrate Production
---------------------------------------------------------------------- ------------------- ------------------
     Zinc (tonnes)                                                           87,644             90,979
---------------------------------------------------------------------- ------------------- ------------------
       Recovery (%)                                                            96.0               95.7
---------------------------------------------------------------------- ------------------- ------------------
       Grade (%)                                                               56.5               56.6
---------------------------------------------------------------------- ------------------- ------------------
   Metal in Concentrate
---------------------------------------------------------------------- ------------------- ------------------
     Zinc (tonnes)                                                           49,514             51,512
---------------------------------------------------------------------- ------------------- ------------------
     Silver (ounces)                                                        528,049            539,380
---------------------------------------------------------------------- ------------------- ------------------
   Minesite Operating Costs
---------------------------------------------------------------------- ------------------- ------------------
     Per tonne milled (Cdn$)                                                  50.87              50.33
---------------------------------------------------------------------- ------------------- ------------------
   Total Cash Costs
---------------------------------------------------------------------- ------------------- ------------------
     Per pound payable zinc (US$)                                              0.34               0.42
---------------------------------------------------------------------- ------------------- ------------------

         BOUGRINE MINE

The Bougrine mine production of zinc in concentrate decreased in 2002 as a result of a significant decline in the zinc grade due to limited mill feed from the higher-grade F-3 zone. The F-3 zone was out of service from April to mid-July while a cemented fill placement program was underway. Zinc grades returned to normal once the program was completed.

In an ongoing effort to increase the mineral reserves and resources of the mine and extend mine life, the Company is continuing its discussions with the Tunisian authorities to provide additional material from other known mineral deposits in the area.

The mine had an operating loss of $8.5 million in 2002 compared with $3.5 million in 2001. Operating cash outflow was $0.4 million on gross sales revenue of $40.9 million in 2002 compared with operating cash flow of $6.0 million in 2001 on gross sales revenue of $49.7 million. Capital expenditures in 2002 were $2.0 million compared with $3.0 million in 2001.

---------------------------------------------------------------------- --------------------------------------
   PRODUCTION STATISTICS                                                       YEAR ENDED DECEMBER 31,
---------------------------------------------------------------------- --------------------------------------
                                                                               2002                2001
---------------------------------------------------------------------- ------------------- ------------------
   Ore Milled (tonnes)                                                      423,414            411,052
---------------------------------------------------------------------- ------------------- ------------------
     Zinc (%)                                                                   9.7               11.5
---------------------------------------------------------------------- ------------------- ------------------
     Lead (%)                                                                   1.5                2.1
---------------------------------------------------------------------- ------------------- ------------------
   Concentrate Production
---------------------------------------------------------------------- ------------------- ------------------
     Zinc (tonnes)                                                           61,656             69,724
---------------------------------------------------------------------- ------------------- ------------------
       Recovery (%)                                                            81.8               80.2
---------------------------------------------------------------------- ------------------- ------------------
       Grade (%)                                                               54.7               54.3
---------------------------------------------------------------------- ------------------- ------------------
     Lead (tonnes)                                                            6,859              9,869
---------------------------------------------------------------------- ------------------- ------------------
       Recovery (%)                                                            75.1               76.3
---------------------------------------------------------------------- ------------------- ------------------
       Grade (%)                                                               66.6               65.1
---------------------------------------------------------------------- ------------------- ------------------
   Metal in Concentrates
---------------------------------------------------------------------- ------------------- ------------------
     Zinc (tonnes)                                                           33,706             37,832
---------------------------------------------------------------------- ------------------- ------------------
     Lead (tonnes)                                                            4,565              6,424
---------------------------------------------------------------------- ------------------- ------------------
   Minesite Operating Costs
---------------------------------------------------------------------- ------------------- ------------------
     Per tonne milled (US$)                                                   32.19              28.82
---------------------------------------------------------------------- ------------------- ------------------
   Total Cash Costs
---------------------------------------------------------------------- ------------------- ------------------
     Per pound payable zinc (US$)                                              0.36               0.33
---------------------------------------------------------------------- ------------------- ------------------

         EL MOCHITO MINE

El Mochito achieved a record mill throughput of 663,385 tonnes in 2002, up 2 percent from 2001. However, with the zinc grade returning to the mineral reserve and resource levels of 7.5 percent, production of zinc was down 4 percent from 2001.

The record performance was achieved while the employees also set a new safety record of having worked 1,175,051 hours without experiencing a lost-time accident.

The mine had an operating loss of $2.9 million in 2002 compared with $6.6 million in 2001. Operating cash flow was $3.9 million on gross sales revenue of $69.5 million in 2002 compared with operating cash flow of $0.1 million in 2001 on gross sales revenue of $68.4 million. Capital expenditures in 2002 were $2.3 million compared with $2.4 million in 2001.

---------------------------------------------------------------------- --------------------------------------
   PRODUCTION STATISTICS                                                       YEAR ENDED DECEMBER 31,
---------------------------------------------------------------------- ------------------- ------------------
                                                                               2002                2001
---------------------------------------------------------------------- ------------------- ------------------
   Ore Milled (tonnes)                                                      663,385            652,331
---------------------------------------------------------------------- ------------------- ------------------
     Zinc (%)                                                                   7.5                8.0
---------------------------------------------------------------------- ------------------- ------------------
     Lead (%)                                                                   1.5                1.3
---------------------------------------------------------------------- ------------------- ------------------
     Silver (grams/tonne)                                                        90                 81
---------------------------------------------------------------------- ------------------- ------------------
   Concentrate Production
---------------------------------------------------------------------- ------------------- ------------------
     Zinc (tonnes)                                                           88,697             93,133
---------------------------------------------------------------------- ------------------- ------------------
      Recovery (%)                                                             93.0               92.8
---------------------------------------------------------------------- ------------------- ------------------
      Grade (%)                                                                52.2               52.1
---------------------------------------------------------------------- ------------------- ------------------
     Lead (tonnes)                                                           11,888              9,930
---------------------------------------------------------------------- ------------------- ------------------
      Recovery (%)                                                             80.6               79.4
---------------------------------------------------------------------- ------------------- ------------------
      Grade (%)                                                                68.4               68.0
---------------------------------------------------------------------- ------------------- ------------------
   Metal in Concentrates
---------------------------------------------------------------------- ------------------- ------------------
     Zinc (tonnes)                                                           46,339             48,485
---------------------------------------------------------------------- ------------------- ------------------
     Lead (tonnes)                                                            8,128              6,750
---------------------------------------------------------------------- ------------------- ------------------
     Silver (ounces)                                                      1,700,034           1,505,659
---------------------------------------------------------------------- ------------------- ------------------
   Minesite Operating Costs
---------------------------------------------------------------------- ------------------- ------------------
     Per tonne milled (US$)                                                   28.40              30.59
---------------------------------------------------------------------- ------------------- ------------------
   Total Cash Costs
---------------------------------------------------------------------- ------------------- ------------------
     Per pound payable zinc (US$)                                              0.32               0.37
---------------------------------------------------------------------- ------------------- ------------------

         EL TOQUI MINE

The El Toqui mine produced 10 percent more zinc in concentrate in 2002 than in 2001.

Metallurgical improvements resulted in record zinc recoveries and concentrate grades. Recoveries reached 92.1 percent in 2002 from 89.9 percent in 2001, while the zinc concentrate grade reached 50.8 percent in 2002 from 49.8 percent in 2001.

The mine had an operating profit of $0.5 million in 2002 compared with an operating loss of $0.7 million in 2001. Operating cash flow was $3.1 million on gross sales revenue of $44.1 million in 2002 compared with operating cash flow of $2.4 million in 2001 on gross sales revenue of $48.6 million. Capital expenditures in 2002 were $2.9 million compared with $5.5 million in 2001.

---------------------------------------------------------------------- --------------------------------------
   PRODUCTION STATISTICS                                                       YEAR ENDED DECEMBER 31,
---------------------------------------------------------------------- ------------------- ------------------
                                                                               2002                2001
---------------------------------------------------------------------- ------------------- ------------------
   Ore Milled (tonnes)                                                      424,459            427,552
---------------------------------------------------------------------- ------------------- ------------------
   Zinc (%)                                                                     9.2                8.5
---------------------------------------------------------------------- ------------------- ------------------
   Gold (grams/tonne)                                                           0.7                1.4
---------------------------------------------------------------------- ------------------- ------------------
   Concentrate Production
---------------------------------------------------------------------- ------------------- ------------------
   Zinc (tonnes)                                                             70,752             65,405
---------------------------------------------------------------------- ------------------- ------------------
      Recovery (%)                                                             92.1               89.9
---------------------------------------------------------------------- ------------------- ------------------
      Grade (%)                                                                50.8               49.8
---------------------------------------------------------------------- ------------------- ------------------
   Gold (tonnes)                                                              5,424              3,389
---------------------------------------------------------------------- ------------------- ------------------
      Recovery (%)                                                             49.9               52.7
---------------------------------------------------------------------- ------------------- ------------------
      Grade (grams/tonne)                                                      26.9               92.0
---------------------------------------------------------------------- ------------------- ------------------
   Metal in Concentrates
---------------------------------------------------------------------- ------------------- ------------------
   Zinc (tonnes)                                                             35,907             32,565
---------------------------------------------------------------------- ------------------- ------------------
   Gold (ounces)                                                              4,682             10,023
---------------------------------------------------------------------- ------------------- ------------------
   Silver (ounces)                                                          282,383            333,228
---------------------------------------------------------------------- ------------------- ------------------
   Minesite Operating Costs
---------------------------------------------------------------------- ------------------- ------------------
   Per tonne milled (US$)                                                     26.04              25.08
---------------------------------------------------------------------- ------------------- ------------------
   Total Cash Costs
---------------------------------------------------------------------- ------------------- ------------------
   Per pound payable zinc (US$)                                                0.32               0.35
---------------------------------------------------------------------- ------------------- ------------------

         LANGLOIS MINE

The Langlois mine was acquired effective May 1, 2000, as a package including the Bouchard-Hebert mine. Operations were temporarily suspended in November 2000 due to low metal prices and problems with the ore pass system. Prior to the closure, the mine was operating at a production level significantly less than required to operate the mine economically. Delineation drilling of Zone 97 after the acquisition significantly increased mineral reserves and mineral grades from the Company's previous estimates.

A feasibility study to reopen the Langlois mine was completed by SRK Consulting
(SRK) in August 2001 indicating a net pre-tax cash flow of $60.9 million based on a zinc price of US$0.50/lb, a copper price of US$0.80/lb and a silver price of US$5.00/oz. The internal rate of return was 24.0 percent and the NPV at 8.0 percent was $26.4 million. The capital and working capital requirements to bring the mine to production total $25.7 million. An additional $7.5 million is required during the first year of full production.

On February 12, 2003, the Company announced preliminary in-fill drilling results from the 7,935 metre diamond drill program currently underway at the Langlois mine. The objective of this drill program is to further delineate and upgrade resources to reserves in Zone 97, both above the 6 level and below the 13 level. Once the present drill program is complete, SRK will update the feasibility study to include any new mineral reserves. Management expects the study will be completed during the second quarter of 2003.

It is expected that the Langlois mine will replace production lost from the closing of the Bouchard-Hebert mine, which is expected to occur in 2005 unless new mineral reserves are identified.

         CARIBOU MINE

The Caribou mine remained on care and maintenance during 2002. The non-cash charge to earnings in 2001 includes an amount of $53.4 million to write down the carrying value of the Caribou mine, to $nil. In addition, costs of $1.7 million were incurred in 2002 for care and maintenance compared with $2.1 million during 2001. These costs are included as non-producing property costs.

     LIQUIDITY AND FINANCIAL POSITION REVIEW

         LIQUIDITY

As at December 31, 2002, the Company's total borrowings were $78.7 million, down from $80.4 million at the end of 2001. Of the total debt, the Syndicated Credit Facility included:

1.       US$22.6 million, the balance of the Term Credit Facility;

2. US$6.5 million, the amount of the Supplemental Term Facility. In November 2001, the Company completed a refinancing agreement whereby the existing Term Credit Facility was increased by US$6.5 million. Under the agreement, Dundee Bancorp Inc., ("Dundee"), a significant shareholder of the Company agreed to post a letter of credit to support the Supplemental Term Facility; and

3. US$16.0 million, drawn from the Revolver. The Revolver is repayable from the collection of accounts receivable and sale of concentrates inventory and can be redrawn as required based upon approximately 90 percent of the value of accounts receivable and 80 to 90 percent of concentrate inventory value at any time depending on the inventory's location.

The Syndicated Credit Facility was due to expire on January 2, 2003. In December 2002, the Company announced that the due date of its Syndicated Credit Facility, which includes the Term Credit Facility, the Supplemental Term Facility and the Revolver, was extended to January 2, 2004. As part of the extension to January 2, 2004, the Revolver is capped at US$30.0 million from US$45.0 million under the previous agreement. With the closure of the Nanisivik mine, this cap is considered adequate to meet the Company's future requirements.

In addition to the above Syndicated Credit Facility, the Company has miscellaneous unsecured debt totalling $7.5 million at the end of 2002 compared with $10.3 million at the end of 2001. Of this amount $3.2 million is in the form of a prepayment for zinc concentrates by a customer of the Company compared with $6.4 million in 2001. The payment of fees of $1.0 million associated with current and previous financing activities has been deferred by agreement to January 2, 2004. This $1.0 million amount is due to Dundee Securities Corporation ("DSC") for past services not related to the above noted financing. Bank fees related to the refinancing in 2001 in the amount of $0.9 million remain outstanding and are due in December 2003.

As part of the refinancing in 2001, the Company agreed to complete a rights offering to its shareholders in the amount of $15.0 million. The rights offering was completed in May, 2002 and the Company issued 94,455,000 common shares at $0.20 per share for net proceeds of $17.6 million after costs of the issue. The successful rights offering allowed the Company to meet its operating and capital requirements for the year 2002 as metal prices failed to recover.

         LIQUIDITY RISK

The price of zinc is currently at a 15-year low in absolute terms and in real terms at its lowest levels since the 1930's, and has declined steadily to this level since the latter months of 2000. The Company is unable to withstand continued low metal prices for an extended period without the ability to source cash required from sources other than operating cash flow. Recent debt financing combined with the rights offering have supported the operations during 2002. Going forward into 2003, a zinc price in excess of US$800 is required to support operations to the end of the year. In the event that the price of zinc does not exceed this level, the Company will be required to find an alternative source of financing. There is no certainty that an alternative source of financing will be available to the Company.

World events, including the threat of war and bankruptcies of several major companies, have put serious stress on the ability of insurers to continue to provide support as they have in the past. The surety market is shrinking and, as a result, the availability of environmental bonding is being threatened. It is not unlikely that some or all of the Company's environmental bonds, which amount to approximately $13.0 million, may be withdrawn or that the Company may be required to provide security in the form of cash or letters of credit which would use a significant portion of available credit lines. Provision for such an event has not been included in the cash forecast for 2003. In the event that the bonds are cancelled and the Company is unable to post adequate security, the Company could be in default under the Syndicated Credit Facility. The Lenders are secured with all of the assets of the Company and, in the event of default, could realize on their security. Management is pursuing alternative solutions to protect the assets in the event that the bonds are cancelled. At this time there is no assurance that such alternatives will be available.

         WORKING CAPITAL

Working capital at the end of 2002 was $22.3 million compared with $5.0 million at the end of 2001. Cash and cash equivalents were $6.4 million at the end of 2002 compared with $3.3 million at the end of 2001. This amount represents the normal working cash balance, which is maintained by varying the amount drawn under the Revolver. The improvement in working capital is directly related to the completion of the rights offering mentioned earlier.

         CURRENT ASSETS

Current assets decreased to $87.1 million in 2002 from $96.0 million at the end of 2001. Accounts receivable for concentrate sales increased by $13.1 million while the concentrate and supplies inventories decreased by $16.5 million and $9.1 million, respectively. These lower inventories are a direct result of having closed the Nanisivik mine in September 2002. Miscellaneous receivables for activities unrelated to concentrate sales increased to $6.9 million in 2002, a $0.7 million increase from 2001. This increase is partly due to an amount of $0.6 million receivable under an insurance claim for the ball mill failure at the Nanisivik mine in 2002.

         CURRENT LIABILITIES

Current liabilities decreased to $64.8 million at the end of 2002, from $90.9 million at the end of 2001. Of this decrease, accounts payable are lower by $18.4 million largely due to the Nanisivik closure. Accounts payable were unusually high at the end of 2001 due to the Company's inability to generate sufficient cash flow to pay suppliers for supplies delivered to the Nanisivik mine during the summer of 2001. All overdue amounts have now been paid and the accounts payable reflect normal terms. Provisional payments to December 2002 for concentrate inventory shipped but not priced decreased by

$3.0 million from December 2001. These provisional payments represent contractual payments for concentrates shipped to customers but not yet recognized as sales.

         LONG-TERM LIABILITIES

Long-term debt at the end of 2002 was $48.4 million compared with $46.4 million at the end of 2001. The increase includes $6.4 million drawn under the Supplemental Term Facility, offset by a $3.2 million concentrate prepayment due in December 2003 and moved to current debt. In addition, $0.9 million of bank fees, which were included in long-term debt, are now due in 2003 and were reclassified to short-term debt.

Reclamation and closure cost accruals decreased by $2.0 million in 2002 reflecting an increase in the provision by $2.9 million offset by $2.2 million reclassified to current liabilities for expenditures expected to be incurred at the Nanisivik mine.

         USES OF CASH

Cash used for investing activities in 2002 was $11.1 million compared with $20.7 million in 2001. This $9.6 million decrease reflects lower capital expenditures at the mines.

         EQUITY

During 2002, the Company issued 1,375,000 common shares under the employee share purchase plan for $264,000 compared with 809,000 common shares issued for $702,000 in 2001. In 2001, 1,000,000 common shares were issued under the Share Bonus Plan for $200,000. In May 2002, 94,455,000 common shares were issued pursuant to a rights offering for net proceeds of $17.6 million and 3,603,000 common shares were issued for $638,000 to repurchase certain assets sold in 2001. At the end of 2002, the Company had issued and outstanding common shares of approximately 193.3 million compared with 93.8 million at the end of 2001.

Shareholders' equity as at December 31, 2002 was $95.6 million compared with $98.6 million as at December 31, 2001 reflecting a loss of $19.9 million for 2002 offset by $19.2 million of common share issues during the year.

         RISKS AND UNCERTAINTIES

In addition to the liquidity risk discussed earlier, the following is a discussion of some of the most significant risks facing the Company.

The most significant risk affecting the profitability and viability of the Company is the fluctuation of metal prices, particularly zinc, as the Company's earnings and cash flow are highly sensitive to changes in the price of zinc. Low metal prices can impair the Company's liquidity and, if they persist for an extended period, the Company is required to look to alternatives other than cash flow to maintain its liquidity until metal prices recover. This is the situation that the Company faces today as metal prices remain at historical lows. Other risks facing the Company include fluctuations in treatment charges, operating, geological and environmental risks associated with mining and, due to the varied geographic locations of the Company's operations, political risks.

         ZINC PRICE RISK

The profitability of any mining operation in which the Company has an interest is significantly affected by the market price of zinc. It is estimated that each US$0.01 per pound change impacts earnings and cash flow by approximately $4.2 million during 2003. Tables earlier in this section show the approximate impact on the Company's earnings of variations in metal prices, the US/Canadian dollar exchange rate and treatment charges, based on current plans for 2003 and assuming the changes were to remain in effect for the full year.

Fluctuations in the price of zinc are influenced by numerous factors beyond the control of the Company. Interest rates, inflation, exchange rates, the world supply and demand for zinc and more recently the threat of war can all cause significant fluctuations in zinc prices. Such external economic factors are in turn influenced by changes in international economic growth patterns and political developments.

         OPERATING, GEOLOGICAL AND ENVIRONMENTAL RISK

The Company maintains high operating standards at all of its operations by adopting stringent social, safety and operating practices. The Company focuses on environmental protection, employee training and safety. A program of regular reviews is structured to continually identify risks and control loss at every level. Co-operation with the Company's insurers increases the effectiveness of the Company's loss control programs.

Changing environmental laws and regulations can create uncertainty with regard to future reclamation costs. In addition, the review process can be lengthy and complex and delay both the commissioning and decommissioning of projects. To minimize this risk, the Company monitors environmental issues on an ongoing basis and believes reasonable provision for future environmental costs has been made and is reflected in the financial statements.

     CRITICAL ACCOUNTING POLICIES

The Company's significant accounting policies are fully described in Note 1 to the consolidated financial statements. Certain accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are based on historical experience, terms of existing contracts, observance of trends to the industry, information provided by customers and information available from other outside sources, as appropriate. The Company's significant accounting policies include:

Inventories

Inventories are valued at the lower of average costs and net realizable value
(NSR). The quantities used to calculate inventory are subject to adjustments to reflect changes in weight and assays on shipment. NSR is calculated based on metal prices and treatment charges at the end of the respective periods. These could change significantly at the time of final pricing.

Carrying Value Assessments of Mining Assets

The Company reviews the carrying value of its long-lived mining assets on a quarterly basis by comparing the estimated undiscounted future net cash flow with its carrying value. When the projected future net cash flows are less that the carrying value and the difference is considered permanent, a write down is recorded. Included in these future net cash flows are certain estimates. These estimates include future production, future production costs, future capital expenditures, future closure cost estimates, future metal prices, future exchange rates and current proven and probable reserve estimates. Actual results may differ from estimates and if they result in a lower actual net cash flow than planned a write down of the carrying value of the long-live mining assets may be required.

Reclamation and Site Restoration Costs

The Company provides for estimated reclamation and site restoration costs, where reasonably determinable, on a unit-of-production basis over the estimated economic life of the related mine based on estimated costs and current proven and probable reserve estimates. The actual costs may differ from estimates and additional adjustments may be required.

     OUTLOOK

In the short-term, the prime determinant of the Company's earnings and cash flow will be the price of zinc. The economic slowdown and possible recession in the United States' economy are having a negative impact on metal prices. Zinc prices are likely to remain weak until there are reasonable signs of recovery in the economy and the automotive industry in particular. The extended period of low metal prices has forced the closure of several of the world's mines including the premature closing of the Company's Nanisivik mine. Recent smelter closure announcements have been attributed to low metal prices combined with low treatment charges caused by a current shortage of zinc concentrates. These combined closures should help, in the longer term, to reduce the supply of zinc, which should result in an increase in the price.

The Company's 2003 operating plan combined with a minimum zinc price of US$800 per tonne is adequate to support the Company's liquidity needs until the end of 2003. Unless metal prices recover, the Company will be required to find alternate sources of financing to meet its cash requirements beyond 2003.

The last seven years have been a period of significant production growth for the Company through the acquisition of five mines. As well, operating improvements have been made at all of the Company's mines resulting in increased production and lower unit costs. Going forward, with improved prices, the Company expects the benefit of these acquisitions and improvements will be reflected in improved financial performance and shareholder value.

Looking ahead, the Company has several opportunities from projects currently owned. These include expansion of production at the El Toqui mine and the reopening of the Langlois mine to replace the declining production from the expected closure of the Bouchard-Hebert mine. Price permitting, the Caribou mine also represents an opportunity for growth.

It is management's intent, as in the past, to grow the Company in a manner that is accretive to its shareholders. The Company's vision is to grow its business and increase its ranking in the top 10 global zinc concentrate producers. Management believes that the future for zinc will improve over the next several years as mine and smelter closures continue. With few new projects anticipated and consumption growth fueled by increasing demand in China, the supply/demand balance is expected to improve dramatically. Vertical integration by acquiring interest in a smelter is not precluded, however, the Company believes its real strength lies in mining, and while increasing its position in zinc, is also open to diversification into mining of other metals.

YEARS ENDED DECEMBER 31, 2001 AND 2000

     FINANCIAL RESULTS SUMMARY

         NET EARNINGS AND CASH FLOW - 2001 AND 2000

After a non-cash charge to net earnings of $70.3 million for mining property write-downs, the consolidated net loss was $111.1 million ($1.20 per Common Share) for the year ended December 31, 2001, compared with a consolidated net loss of $8.7 million ($0.10 per Common Share) after a non-cash charge of $27.1 million in 2000.

Cash outflow from operations (before changes in non-cash working capital items) was $9.4 million ($0.10 per Common Share) in 2001 compared with cash flow of $37.7 million ($0.45 per Common Share) in 2000. The non-cash charge to earnings in 2001 includes an amount of $53.4 million to reduce the carrying value of the Caribou mine to $nil, a reduction of $11.3 million to the carrying value of the Nanisivik mine reflecting the expected realization on the investment and $5.6 million to the carrying values of other exploration and non-producing properties. For the year 2000, the non-cash charge to earnings included $26.4 million to reduce the carrying value of the Caribou mine and $0.7 million for other exploration properties. The revised carrying value of the Caribou mine in 2000 conformed to the new guidelines for mineral resource estimates and property valuations recommended by the Canadian Institute of Mining, Metallurgy and Petroleum and adopted by securities regulatory authorities. The new rules exclude the use of inferred resources for property valuations.

---------------------------------------------------------------------------- ---------------- ---------------
($ millions)                                                                        2001            2000
---------------------------------------------------------------------------- ---------------- ---------------
(Loss) Contribution from mining activities                                        (23.5)           36.8
---------------------------------------------------------------------------- ---------------- ---------------
Other expenses (net of other income)                                               10.9            12.0
---------------------------------------------------------------------------- ---------------- ---------------
Non-producing property costs                                                        3.2             4.7
---------------------------------------------------------------------------- ---------------- ---------------
Foreign exchange hedging loss                                                       3.2               -
---------------------------------------------------------------------------- ---------------- ---------------
Income and mining taxes                                                               -             1.7
---------------------------------------------------------------------------- ---------------- ---------------
(Loss) Earnings before asset valuation adjustments                                (40.8)           18.4
---------------------------------------------------------------------------- ---------------- ---------------
Write-down of properties                                                           70.3            27.1
---------------------------------------------------------------------------- ---------------- ---------------
Net loss                                                                         (111.1)           (8.7)
---------------------------------------------------------------------------- ---------------- ---------------
Non-cash expenditures                                                             101.7            46.4
---------------------------------------------------------------------------- ---------------- ---------------
Operating cash flow (before changes in non-cash working capital items)             (9.4)           37.7
---------------------------------------------------------------------------- ---------------- ---------------

     EARNINGS STATEMENT REVIEW - 2001 AND 2000

         PRODUCTION AND GROSS REVENUE

Gross revenue from sales increased slightly to $301.8 million in 2001 compared with $300.0 million in 2000.

The following table illustrates how the production of zinc in concentrate varied at each mine between 2000 and 2001.

---------------------------------------------------------------------- -------------------- -----------------
ZINC PRODUCTION (tonnes zinc contained in concentrate) (000's)                  2001               2000
---------------------------------------------------------------------- -------------------- -----------------
   Bouchard-Hebert                                                             41.2                22.5(1)
---------------------------------------------------------------------- -------------------- -----------------
   Nanisivik                                                                   51.5                59.4
---------------------------------------------------------------------- -------------------- -----------------
   Bougrine                                                                    37.8                38.3
---------------------------------------------------------------------- -------------------- -----------------
   El Mochito                                                                  48.5                43.1
---------------------------------------------------------------------- -------------------- -----------------
   El Toqui                                                                    32.6                31.2
---------------------------------------------------------------------- -------------------- -----------------
   Langlois                                                                      -                 14.5(1)
---------------------------------------------------------------------- -------------------- -----------------
   Total zinc production                                                      211.6               209.0
---------------------------------------------------------------------- -------------------- -----------------

(1) From the effective date of acquisition of May 1, 2000.

The Company periodically hedges against fluctuations in metal prices and foreign exchange. For 2001, gross revenue included $0.6 million of expense as a result of hedging activities compared with $0.3 million of income during 2000. The net result of the hedging activities for 2001 includes $0.9 million due to the decrease in the hedge contract liability compared with $2.1 million in 2000. Certain of the Company's mining operations receive sales revenue in US dollars while incurring costs in other currencies such as Canadian dollars and Tunisian Dinars. To protect against adverse changes in these exchange rates, the Company has sold forward US$30.0 million at an average exchange rate of Cdn$1.4802 for 2002 and US$1.5 million for Euros at the rate of US$0.8899 maturing in 2002. At the end of 2000, the Company had sold forward US$76.0 million at an average exchange rate of Cdn$1.4843 for the period 2001 to 2003 and US$4.0 million for Euros at US$0.875 maturing in 2001. Due to the decision to close the Nanisivik mine in September 2002, the exchange hedge position applicable to 2003 was cancelled and the Company recognized a hedging loss of $3.1 million in 2001.

     NET REVENUE

Net revenue, or net smelter return, which represents the value of concentrates sold after paying treatment charges, freight and marketing costs, decreased by 3 percent to $161.8 million in 2001 compared with $166.6 million in 2000. Treatment charges, the amount paid to smelters for refining concentrates to produce metal, and shipping and marketing costs increased by 5 percent to $140.0 million in 2001 from $133.4 million in 2000. Treatment charges, shipping and marketing expenses amounted to 46 percent of gross revenue in 2001 compared with 44 percent in 2000. Treatment charges per pound of payable zinc were 19 percent lower at US$0.187 in 2001 compared with US$0.231 in 2000.

     OPERATING COSTS

Minesite operating costs per tonne of ore milled decreased slightly to US$27.26 in 2001 from US$27.63 in 2000. Total cash costs per pound of payable zinc, which include treatment charges, ocean freight and other marketing costs, net of by-product credits, were US$0.36 per pound of payable zinc in 2001 compared with US$0.40 per pound of payable zinc in 2000.

Cost of sales per tonne of concentrate was 4 percent higher in 2001 than in 2000 due entirely to the impact of the weakening Canadian dollar and higher costs at the Nanisivik mine.

---------------------------------------------------------------------- -------------------- -----------------
   DIRECT OPERATING COSTS ($millions)                                           2001               2000
---------------------------------------------------------------------- -------------------- -----------------
   Bouchard-Hebert                                                             35.4                10.3
---------------------------------------------------------------------- -------------------- -----------------
   Nanisivik                                                                   43.5                27.2
---------------------------------------------------------------------- -------------------- -----------------
   Bougrine                                                                    20.8                16.5
---------------------------------------------------------------------- -------------------- -----------------
   El Mochito                                                                  33.5                25.4
---------------------------------------------------------------------- -------------------- -----------------
   El Toqui                                                                    20.0                18.7
---------------------------------------------------------------------- -------------------- -----------------
   Langlois                                                                       -                 7.5
---------------------------------------------------------------------- -------------------- -----------------
   Total                                                                      153.2               105.6
---------------------------------------------------------------------- -------------------- -----------------

     OTHER EXPENSES (INCOME)

Other expenses, net of miscellaneous income, were $10.9 million in 2001 compared with $12.0 million in 2000. The $1.1 million decrease, was due to increased investment income of $9.2 million in 2001 which more than offset increases of $0.2 million in general and administrative expenses, $0.4 million in interest and financing costs and an increase of $2.7 million in foreign exchange loss.
The Company's debt facilities are denominated in US dollars. In 2001, the weakening of the Canadian dollar against the US dollar from 1.5002 at the end of 2000 to 1.5926 at the end of 2001 resulted in a $4.6 million foreign exchange loss in 2001 compared with a $1.9 million foreign exchange loss in 2000 on translation of this debt to Canadian dollars for financial reporting purposes.
Investment and other income amounted to $9.2 million in 2001 compared with $4.9 million in 2000. The $4.3 million increase includes a gain of $8.6 million realized on the liquidation of a portion of the investment portfolio obtained through the Jascan acquisition and other miscellaneous income of $0.6 million.

---------------------------------------------------------------------- -------------------- -----------------
   OTHER EXPENSES (INCOME) ($ millions)                                         2001               2000
---------------------------------------------------------------------- -------------------- -----------------
   Corporate                                                                   7.5                  7.3
---------------------------------------------------------------------- -------------------- -----------------
   Interest expense and financing                                              8.0                  7.7
---------------------------------------------------------------------- -------------------- -----------------
   Investment income                                                          (9.2)                (4.9)
---------------------------------------------------------------------- -------------------- -----------------
   Foreign exchange loss                                                       4.6                  1.9
---------------------------------------------------------------------- -------------------- -----------------
   Total Other Expenses net of other income                                   10.9                 12.0
---------------------------------------------------------------------- -------------------- -----------------
   Non-producing property costs                                                3.2                  4.7
---------------------------------------------------------------------- -------------------- -----------------
   Income and mining taxes                                                      -                   1.7
---------------------------------------------------------------------- -------------------- -----------------
   Total                                                                      14.1                 18.4
---------------------------------------------------------------------- -------------------- -----------------

     OTHER NON-PRODUCING PROPERTY COSTS

The costs related to properties being maintained on care and maintenance decreased to $3.2 million in 2001 from $4.7 million in 2000. These costs include $0.5 million incurred to place the Langlois mine on temporary care and maintenance, $2.1 million incurred for care and maintenance at the Caribou mine, and $0.6 million incurred for other properties.

     OPERATING REVIEW - 2001 AND 2000

         OPERATIONS

For the year ended December 31, 2001, metal production is shown in the table below. Total cash costs per pound of payable zinc decreased to US$0.36 per pound from US$0.40 per pound for the same period of 2000.

         OPERATIONS SUMMARY

---------------------------------------------------------------------- --------------------------------------
                                                                          YEAR ENDED DECEMBER 31,
---------------------------------------------------------------------- --------------------------------------
                                                                          2001                 2000
---------------------------------------------------------------------- -------------------- -----------------
   Ore Milled (tonnes)                                                     3,311,290           3,028,922
---------------------------------------------------------------------- -------------------- -----------------
     Zinc (%)                                                                    7.2                 7.7
---------------------------------------------------------------------- -------------------- -----------------
   Concentrate Production
---------------------------------------------------------------------- -------------------- -----------------
     Zinc (tonnes)                                                           394,982             392,655
---------------------------------------------------------------------- -------------------- -----------------
     Copper (tonnes)                                                          42,138              26,351
---------------------------------------------------------------------- -------------------- -----------------
     Lead (tonnes)                                                            19,799              16,755
---------------------------------------------------------------------- -------------------- -----------------
     Gold (tonnes)                                                             3,389               3,010
---------------------------------------------------------------------- -------------------- -----------------
   Metal in Concentrates
---------------------------------------------------------------------- -------------------- -----------------
     Zinc (tonnes)                                                           211,544             208,996
---------------------------------------------------------------------- -------------------- -----------------
     Copper (tonnes)                                                           6,932               4,532
---------------------------------------------------------------------- -------------------- -----------------
     Lead (tonnes)                                                            13,174              11,021
---------------------------------------------------------------------- -------------------- -----------------
     Silver (ounces)                                                       2,940,360           2,790,137
---------------------------------------------------------------------- -------------------- -----------------
     Gold (ounces)                                                            38,500              20,289
---------------------------------------------------------------------- -------------------- -----------------
   Minesite Operating Costs
---------------------------------------------------------------------- -------------------- -----------------
     Per tonne milled (US$)                                                    27.26               27.63
---------------------------------------------------------------------- -------------------- -----------------
   Total Cash Costs
---------------------------------------------------------------------- -------------------- -----------------
     Per pound payable zinc (US$)                                               0.36                0.40
---------------------------------------------------------------------- -------------------- -----------------

The following table summarizes key financial information for each of the Company's operating mines.

---------------------------- -------------------- -------------------- ------------------- ------------------
                                                       Contribution
                                                       (Loss) from
                                                          Mining            Non-cash            Capital
                                 Gross Revenue         Activities(1)        Costs(2)          Expenditures
---------------------------- --------- ---------- --------- ---------- -------- ---------- -------- ---------
   ($ millions)              2001      2000       2001      2000       2001     2000       2001     2000
---------------------------- --------- ---------- --------- ---------- -------- ---------- -------- ---------
   Bouchard-Hebert              82.8      34.4        7.7       8.0       8.3      3.4        1.7      2.0
---------------------------- --------- ---------- --------- ---------- -------- ---------- -------- ---------
   Nanisivik                    54.5      82.8     (20.3)      15.7       4.3      4.2        3.9      8.2
---------------------------- --------- ---------- --------- ---------- -------- ---------- -------- ---------
   Bougrine                     49.7      58.9      (3.5)       9.0       9.5      7.6        3.0      6.4
---------------------------- --------- ---------- --------- ---------- -------- ---------- -------- ---------
   El Mochito                   67.3      59.3      (6.6)       2.8       6.7      4.8        2.4      6.1
---------------------------- --------- ---------- --------- ---------- -------- ---------- -------- ---------
   El Toqui                     47.5      49.6      (0.7)       1.4       3.1      3.5        5.5     10.1
---------------------------- --------- ---------- --------- ---------- -------- ---------- -------- ---------
   Langlois                        -      15.0          -         -         -      0.6        4.1      1.0
---------------------------- --------- ---------- --------- ---------- -------- ---------- -------- ---------
   Totals                      301.8     300.0     (23.4)      36.9      31.9     24.1       20.6     33.8
---------------------------- --------- ---------- --------- ---------- -------- ---------- -------- ---------

(1) After non-cash costs.
(2) Depreciation, depletion and reclamation costs.

         BOUCHARD-HEBERT MINE

The Bouchard-Hebert mine produced 90.7 million pounds of zinc in 2001 (2000 -
49.6 million pounds), 15.3 million pounds of copper (2000 - 8.9 million pounds), 28,477 ounces of gold (2000 - 13,690 ounces) and 562,093 ounces of silver (2000
- 307,373 ounces) from 1,045,435 tonnes of ore milled (2000 - 542,648 tonnes). Minesite operating cost per tonne of ore milled was $33.46 in 2001 compared with $32.50 in 2000 and total cash costs in 2001 were US$0.29 per pound of payable zinc compared with US$0.30 per pound of payable zinc in 2000.

The mine had an operating profit of $7.7 million in 2001 compared with $8.0 million in 2000. Operating cash flow was $16.0 million on gross sales revenue of $82.8 million in 2001 compared with $11.4 million in 2000 on gross sales revenue of $34.4 million. Capital expenditures in 2001 were $1.7 million compared with $2.0 million in 2000. The Company purchased and operated the Bouchard-Hebert mine effective May 1, 2000.

         NANISIVIK MINE

The Nanisivik mine produced 113.6 million pounds of zinc in 2001 (2000 - 131.0 million pounds) and 539,380 ounces of silver (2000 - 567,707 ounces) from 774,920 tonnes of ore milled (2000 - 811,283 tonnes). Minesite operating costs per tonne of ore milled were $50.33 in 2001 compared with $38.88 and total cash costs in 2001 were US$0.42 per pound of payable zinc compared with US$0.41 per pound of payable zinc in 2000. The increased cost per tonne of ore milled reflects the operating costs of the DMS plant which commenced operating in July 2001 and the additional mining costs for the increase in mined tonnage to feed the DMS plant.

The mine had an operating loss of $20.3 million in 2001 compared with an operating profit of $15.7 million in 2000. Operating cash outflow was $15.9 million on gross sales revenue of $54.5 million in 2001 compared with a cash flow of $19.9 million in 2000 on gross sales revenue of $82.8 million. Capital expenditures in 2001 were $3.9 million compared with $8.2 million in 2000.

         BOUGRINE MINE

The Bougrine mine produced 83.4 million pounds of zinc in 2001 (2000 - 84.4 million pounds) and 14.2 million pounds of lead (2000 - 13.7 million pounds) from 411,052 tonnes of ore milled (2000 - 422,120 tonnes). Minesite operating costs per tonne of ore milled were US$28.82 in 2001 compared with US$27.49 and total cash costs in 2001 were US$0.33 per pound of payable zinc compared with US$0.37 per pound of payable zinc in 2000.

The mine had an operating loss of $3.5 million in 2001 compared with an operating profit of $9.0 million in 2000. Operating cash flow was $6.0 million on gross sales revenue of $49.7 million in 2001 compared with $16.6 million in 2000 on gross sales revenue of $58.9 million. Capital expenditures in 2001 were $3.0 million compared with $6.4 million in 2000.

         EL MOCHITO MINE

The El Mochito mine produced 106.9 million pounds of zinc in 2001 (2000 - 94.9 million pounds), 14.9 million pounds of lead (2000 - 10.6 million pounds) and
1.5 million ounces of silver (2000 - 1.7 million ounces) from 652,331 tonnes of ore milled (2000 - 637,665 tonnes). Minesite operating costs per tonne of ore milled were US$30.59 in 2001 compared with US$32.83 in 2000 and total cash costs in 2001 were US$0.37 per pound of payable zinc compared with US$0.44 per pound of payable zinc in 2000.

The mine had an operating loss of $6.6 million in 2001 compared with an operating profit of $2.8 million in 2000. Operating cash flow was $0.2 million on gross sales revenue of $67.3 million in 2001 compared with $7.6 million in 2000 on gross sales revenue of $59.3 million. Capital expenditures in 2001 were $2.4 million compared with $6.1 million in 2000.

         EL TOQUI MINE

The El Toqui mine produced 71.8 million pounds of zinc in 2001 (2000 - 68.8 million pounds), 10,023 ounces of gold (2000 - 6,232 ounces) and 333,228 ounces of silver (2000 - 166,568 ounces) from 427,552 tonnes of ore milled (2000 - 416,418 tonnes). Minesite operating costs per tonne of ore milled were US$25.08 in 2001 compared with US$26.94 and total cash costs in 2001 were US$0.35 per pound of payable zinc compared with US$0.44 per pound of payable zinc in 2000.

The mine had an operating loss of $0.7 million in 2001 compared with an operating profit of $1.4 million in 2000. Operating cash flow was $2.4 million on gross sales revenue of $47.5 million in 2001 compared with $4.9 million in 2000 on gross sales revenue of $49.6 million. Capital expenditures in 2001 were $5.5 million compared with $10.1 million in 2000.

         LANGLOIS MINE

The Langlois mine was acquired effective May 1, 2000. The mine produced 32.0 million pounds of zinc and 1.0 million pounds of copper before operations were temporarily suspended in November 2000 due to low metal prices and problems with the ore pass system. Prior to the closure, the mine was operating at a production level significantly less than required to operate the mine economically. Delineation drilling of Zone 97 after the acquisition significantly increased mineral reserves and grades from the Company's previous estimates. A feasibility study for reopening the mine was completed in August 2001. The Langlois mine incurred an operating loss of $41,000 during the period May 1 to September 30, 2000. In addition, care and maintenance costs of $0.5 million were incurred during 2001 compared with $1.0 million during 2000. These costs were charged to earnings and included in non-producing property costs. The mine used $nil of operating cash during 2001 compared with producing operating cash flow of $0.6 million during 2000. Capital expenditures were $4.1 million in 2001 compared with $1.0 million in 2000.

         CARIBOU MINE

The Caribou mine remained on care and maintenance during 2001. The non-cash charge to earnings in 2001 includes an amount of $53.4 million to reduce the carrying value of the Caribou mine to $nil. For the year 2000, the non-cash charge to earnings included $26.4 million to reduce the carrying value of the Caribou mine. The revised carrying value of the Caribou mine in 2000 conformed to new guidelines for mineral resource estimates and property valuations recommended by the Canadian Institute of Mining, Metallurgy and Petroleum and adopted by securities regulatory authorities. The new rules exclude the use of inferred resources for property valuations.

In addition, costs of $2.1 million were incurred in 2001 for care and maintenance compared with $2.3 million during 2000. These costs are included as non-producing property costs.

     LIQUIDITY AND FINANCIAL POSITION REVIEW

         WORKING CAPITAL

Working capital at the end of 2001 was $5.0 million compared with $23.9 million at the end of 2000. Cash and cash equivalents were $3.3 million at the end of 2001 compared with $4.7 million at the end of 2000. This amount represents the normal working cash balance, which is maintained by varying the amount drawn under the Revolver.

         CURRENT ASSETS

Current assets decreased to $96.0 million in 2001 from $134.5 million at the end of 2000. Accounts receivable for concentrate sales decreased by $8.5 million while the concentrate and supplies inventories decreased by $14.2 million and $0.9 million, respectively. Miscellaneous receivables for activities unrelated to concentrate sales decreased to $6.3 million in 2001, an $8.6 million decrease from 2000. This decrease is due to insurance claims of $4.6 million in 2000, which were received in 2001 and tax receivables of $3.2 million relating to the Jascan acquisition which were settled in 2001. Short-term investments decreased by $4.2 million.

         CURRENT LIABILITIES

Current liabilities decreased to $90.9 million at the end of 2001 from $110.6 million at the end of 2000. Accounts payable and accrued liabilities increased by $13.9 million in 2001. The increase is primarily due to the Company's inability to generate sufficient cash flow to pay suppliers for supplies delivered to the Nanisivik mine during the summer of 2001. Arrangements have been made for payment over a set period of time in 2002. Provisional payments for concentrate inventory shipped and not priced decreased by $7.4 million in 2001. These provisional payments represent contractual payments for concentrates shipped to customers but not yet recognized as sales.

         LONG-TERM LIABILITIES

Long-term debt at the end of 2001 was $46.4 million compared with $30.8 million at the end of 2000. The increase includes $3.8 million drawn under the Supplemental Term Facility and $3.2 million concentrate prepayments due in 2003. The $1.4 million deferred hedge contract liability assumed on the purchase of the Bouchard-Hebert and Langlois mines in 2000 will expire in 2002 and is therefore included in current liabilities in 2001.

There is no change to the reclamation and closure cost accruals for 2001.

         USES OF CASH

Cash used for investing activities in 2001 was $20.7 million compared with $96.7 million in 2000. This $76.0 million decrease reflects lower capital expenditures of $13.0 million at the mines and the $63.5 million invested in 2000 to purchase the Bouchard-Hebert and Langlois mines.

         DEBT

As at December 31, 2001, the Company's total borrowings were $80.4 million, down from $90.3 million at the end of 2000. At the end of 2001, the Company's debt facilities included:

         1.       $36.0 (US$22.6) million, the balance of the Term Credit
                  Facility;
         2. $3.8 (US$2.4) million, the amount drawn on the Supplemental Term Facility; and
         3. $30.3 (US$19.0) million, drawn on the Revolver. The Revolver is repayable from the collection of accounts receivable and sale of concentrates inventory and can be redrawn as required based upon approximately 90 percent of the value of accounts receivable and 80 or 90 percent of concentrate inventory value at any time.

         EQUITY

During 2001, the Company issued 809,000 Common Shares under the Share Purchase Plan for $702,000 and 1,000,000 Common Shares for $200,000 under the Share Bonus Plan.

In November 2000, the Company completed the acquisition of Jascan. As part of the transaction, the Company issued 9,491,162 Common Shares with an ascribed value of $1.75 per Common Share or an aggregate value of $16.6 million. In December 2000, the Company issued 488,000 flow-through Common Shares by private placement at $2.05 per Common Share to fund exploration expenditures during 2001.

Shareholders' equity as at December 31, 2001 was $98.6 million compared with $201.9 million as at December 31, 2000 reflecting the significant write-down of assets recognized in 2001. At the end of

2001, the Company had issued and outstanding Common Shares of approximately 93.8 million compared with 92.0 million at the end of 2000.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT.

The following table sets forth, for each of the directors and executive officers of the Company, the person's name, municipality of residence, position with the Company, principal occupation and, if a director, the date on which the person became a director. Each of the directors of the Company has been elected to serve until the next annual meeting of shareholders of the Company.

    Name and Municipality             Position with
         of Residence                  the Company             Principal Occupation            Director Since
-----------------------------  -------------------------- ---------------------------------  ------------------------
Garth A.C. MacRae(1)            Chairman and Director      Vice-Chairman, Dundee                   September 9, 1993
Toronto, Ontario                                           Bancorp Inc., a merchant
                                                           banking and financial
                                                           service company
Colin K. Benner(1)              President, Chief           Officer of the Company                       June 7, 1995
Toronto, Ontario                Executive Officer and a
                                Director
Rene R. Galipeau                Executive Vice President   Officer of the Company                                  -
Mississauga, Ontario            and Chief Financial
                                Officer
John D. Bracale                 Vice President, Latin      Officer of the Company                                  -
Fort Lauderdale, Florida        America and Corporate
                                Logistics
J. Steven Hayes                 Vice President, Marketing  Officer of the Company                                  -
Oakville, Ontario
William M. Heath                Vice President,            Officer of the Company                                  -
Toronto, Ontario                Administration
Norman L. Calder                Treasurer                  Officer of the Company                                  -
Toronto, Ontario
Leroy A. Fong                   Controller                 Officer of the Company                                  -
Mississauga, Ontario
E. Ann Wilkinson                Corporate Secretary        Officer of the Company                                  -
Toronto, Ontario
Gordon F. Bub                   Director                   Self-employed                           November 12, 1993
Richmond Hill, Ontario
Donald K. Charter(2)            Director                   Executive Vice President,                   June 14, 1999
Toronto, Ontario                                           Dundee Bancorp Inc. and
                                                           Dundee Wealth Management
                                                           Inc., a financial service
                                                           company, and Chairman and
                                                           Chief Executive Officer,
                                                           Dundee Securities
                                                           Corporation, an investment
                                                           dealer


------------------------------------------------------------------------------------------------------------------------------------
Jonathan C. Goodman(3)          Director                   President and Chief                         June 19, 2001
Toronto, Ontario                                           Executive Officer, Dundee
                                                           Resources Ltd., a resource
                                                           holding company, Director,
                                                           Dundee Bancorp Inc. and
                                                           Director, Dundee Wealth
                                                           Management Inc.
Allen J. Palmiere(2)(3)         Director                   Chief Financial Officer,                September 9, 1993
Georgetown, Ontario                                        Zemex Corporation, an
                                                           industrial minerals company
A. Murray Sinclair, Jr. (2)(3)  Director                   President, Quest Ventures               November 20, 1992
Vancouver, British Columbia                                Ltd., a merchant banking
                                                           company

(1) Member of the hedging committee of the directors of the Company.
(2) Member of the compensation committee of the directors of the Company.
(3) Member of the audit committee of the directors of the Company.

Each of the foregoing directors and executive officers has held his or her present or principal occupation or similar positions with his or her present employer or its predecessor or affiliates for the past five years except for Mr.
Benner who, prior to November 30, 2001 was President and Chief Operating Officer of the Company and, prior to June 1998, was also President and Chief Executive
Officer of Black Hawk Mining Inc., Mr. Bub who, prior to November 30, 2001, was
Chairman and Chief Executive Officer of the Company and Mr. Heath who, prior to January 1999, was self-employed as a consultant.

The following table sets forth other principal directorships for each of the directors.

---------------------------------------- ----------------------------------------------------------------------------
   Director                                 Other Principal Directorships
---------------------------------------- ----------------------------------------------------------------------------
   Colin K. Benner                          Black Hawk Mining Inc.
---------------------------------------- ----------------------------------------------------------------------------
                                            Western Canada Coal Ltd.
---------------------------------------- ----------------------------------------------------------------------------
   Gordon F. Bub                            Black Hawk Mining Inc.
---------------------------------------- ----------------------------------------------------------------------------
   Donald K. Charter                        Dundee Realty Corporation
---------------------------------------- ----------------------------------------------------------------------------
                                            Dundee Wealth Management Inc.
---------------------------------------- ----------------------------------------------------------------------------
                                            IAMGold Corporation
---------------------------------------- ----------------------------------------------------------------------------
                                            Black Hawk Mining Inc.
---------------------------------------- ----------------------------------------------------------------------------
   Jonathan C. Goodman                      Odyssey Resources Ltd.
---------------------------------------- ----------------------------------------------------------------------------
                                            Major Drilling Group International Inc.
---------------------------------------- ----------------------------------------------------------------------------
                                            Cambior Inc.
---------------------------------------- ----------------------------------------------------------------------------
                                            Dayton Mining Corporation
---------------------------------------- ----------------------------------------------------------------------------
                                            Dundee Bancorp Inc.
---------------------------------------- ----------------------------------------------------------------------------
                                            Dundee Wealth Management Inc.
---------------------------------------- ----------------------------------------------------------------------------
                                            Dundee Precious Metals Inc.
---------------------------------------- ----------------------------------------------------------------------------
                                            Dundee Resources Limited
---------------------------------------- ----------------------------------------------------------------------------
                                            Eurogas Corporation
---------------------------------------- ----------------------------------------------------------------------------
                                            Diagem International Resource Corp.
---------------------------------------- ----------------------------------------------------------------------------
                                            Hope Bay Gold Corporation
---------------------------------------- ----------------------------------------------------------------------------
                                            Pretium Industries
---------------------------------------- ----------------------------------------------------------------------------
   Garth A.C. MacRae                        Black Hawk Mining Inc.
---------------------------------------- ----------------------------------------------------------------------------
                                            ChondroGene Limited
---------------------------------------- ----------------------------------------------------------------------------
                                            Dimethaid Research Inc.
---------------------------------------- ----------------------------------------------------------------------------
                                            Dundee Bancorp Inc.
---------------------------------------- ----------------------------------------------------------------------------
                                            Dundee Precious Metals Inc.
---------------------------------------- ----------------------------------------------------------------------------

---------------------------------------- ----------------------------------------------------------------------------
                                            Dundee Wealth Management Inc.
---------------------------------------- ----------------------------------------------------------------------------
                                            Dynamic Global Fund Corporation
---------------------------------------- ----------------------------------------------------------------------------
                                            Eurogas Corporation
---------------------------------------- ----------------------------------------------------------------------------
                                            Kinetic Energy Inc.
---------------------------------------- ----------------------------------------------------------------------------
   A. Murray Sinclair, Jr.                  Antrim Energy Inc.
---------------------------------------- ----------------------------------------------------------------------------
                                            Arapaho Capital Corp.
---------------------------------------- ----------------------------------------------------------------------------
                                            Aurora Platinum Corp.
---------------------------------------- ----------------------------------------------------------------------------
                                            Avatar Petroleum Corp.
---------------------------------------- ----------------------------------------------------------------------------
                                            Coubran Resources Ltd.
---------------------------------------- ----------------------------------------------------------------------------
                                            Elgin Resources Inc.
---------------------------------------- ----------------------------------------------------------------------------
                                            Goodfellow Resources Ltd.
---------------------------------------- ----------------------------------------------------------------------------
                                            Groundstar Resources Limited
---------------------------------------- ----------------------------------------------------------------------------
                                            Kirkland Lake Gold Inc.
---------------------------------------- ----------------------------------------------------------------------------
                                            Lagasco Corp.
---------------------------------------- ----------------------------------------------------------------------------
                                            Marchwell Capital Corp.
---------------------------------------- ----------------------------------------------------------------------------
                                            New Inca Gold Ltd.
---------------------------------------- ----------------------------------------------------------------------------
                                            Pretium Industries Inc. (formerly VisuaLabs Inc.)
---------------------------------------- ----------------------------------------------------------------------------
                                            Quest Investment Corporation
---------------------------------------- ----------------------------------------------------------------------------
                                            Rentcash Inc.
---------------------------------------- ----------------------------------------------------------------------------
                                            Skye Resources Inc.
---------------------------------------- ----------------------------------------------------------------------------
                                            Upland Resources Corporation
---------------------------------------- ----------------------------------------------------------------------------
                                            Viceroy Resource Corp.
---------------------------------------- ----------------------------------------------------------------------------
                                            Wolfden Resources Inc.
---------------------------------------- ----------------------------------------------------------------------------

 No director or officer has any family relationship with any other director or officer.

B.       COMPENSATION

The following table sets forth all annual and long-term compensation for services in all capacities rendered to the Company and its subsidiaries for the financial years of the Company ended December 31, 2002, 2001 and 2000 in respect of each of the individuals who were, during the year ended December 31, 2002, the Chief Executive Officer of the Company and, as at December 31, 2002, the four other most highly compensated executive officers of the Company (collectively the "Named Executive Officers").


Summary Compensation Table

------------------------ ------ ------------------------------------------ ----------------------------------- -----------

                                           Annual Compensation                   Long-term Compensation
                                ------------------------------------------ -----------------------------------
                                                                                     Awards           Payouts
                                                                           ------------------------ ----------
                                                                           Securities  Restricted
                                                            Other Annual     Under     Shares or                 All Other
                                                               Compen-      Options    Restricted      LTIP      Compen-
Name and Principal                  Salary         Bonus       sation(1)    Granted(2)  Share        Payouts     sation(3)
Position                  Year        ($)           ($)           ($)          (#)      Units (#)      ($)         ($)
------------------------ ------ -------------- ------------ -------------- ----------- ------------ ---------- -----------
Colin K. Benner(4)        2002         400,000   175,000(4)     56,888(5)   1,000,000            -          -       3,500
  President, Chief        2001         400,000    75,000             -              -            -          -       5,228
  Executive Officer       2000         400,000   200,000             -              -            -          -      19,193
------------------------ ------ -------------- ------------ -------------- ----------- ------------ ---------- -----------
Rene R. Galipeau          2002         275,000    36,000         1,375(60     250,000            -          -       1,200
  Executive Vice          2001         275,000    35,000         2,750(6)           -            -          -      16,200
  President and Chief     2000         275,000   100,000         2,875(6)           -            -          -      19,020
  Financial Officer
------------------------ ------ -------------- ------------ -------------- ----------- ------------ ---------- -----------
William M. Heath          2002         190,000     88,000        3,275(5)     100,000            -          -       1,575
  Vice President,         2001         175,000     20,000            -              -            -          -       1,481
  Administration          2000         175,000     25,000            -              -            -          -       1,019
------------------------ ------ -------------- ------------ -------------- ----------- ------------ ---------- -----------
John D. Bracale           2002      US$126,198          -    US$14,300              -            -          -      US$574
  Vice President,         2001      US$108,339          -    US$13,000(7)           -            -          -    US$7,286
  Latin America and       2000      US$ 98,333  US$20,000    US$14,400(7)           -            -          -           -
  Corporate Logistics
------------------------ ------ -------------- ------------ -------------- ----------- ------------ ---------- -----------
J. Steven Hayes           2002         145,000      5,000            -        100,000            -          -       1,305
  Vice President,         2001         145,000     10,000            -              -            -          -       4,758
  Marketing               2000         145,000          -            -              -            -          -      13,901
------------------------ ------ -------------- ------------ -------------- ----------- ------------ ---------- -----------

(1) Where no figures have been provided, the only other annual compensation was taxable benefits that did not exceed minimum threshold disclosure levels.
(2) Options granted under the share option plan comprising part of the share incentive plan of the Company.
(3) Except in the case of Mr. Bracale, represents the dollar value of any insurance premium paid by the Company during the year with respect to term life insurance for the benefit of the Named Executive Officer and, where applicable, the Company's matching contributions under the share purchase plan comprising part of the share incentive plan of the Company.
(4) This bonus comprises a cash payment of $125,000 paid in April 2003 and the issue, in February 2003, of 200,000 Common Shares from the share bonus plan portion of the share incentive plan of the Company, the fair market value of which was $50,000 on the day the compensation was awarded.
(5)  Represents payout of vacation time earned but not taken.
(6) Represents the dollar value of imputed interest benefits from loans provided to the Named Executive Officer by the Company as computed in accordance with the INCOME TAX ACT (Canada).
(7) Represents a housing allowance paid to Mr. Bracale in 2000 and 2001 and a relocation allowance in 2002.

During the fiscal year ended December 31, 2002, the aggregate cash or other compensation paid or payable to the executive officers including the Named Executive Officers of the Company for services rendered was $1,973,000.

The following table sets forth information regarding options granted during the financial year of the Company ended December 31, 2002 to the Named Executive Officers.

                                  Options Grants During the Most Recently Completed Financial Year
---------------------- ------------------ -------------- ----------------- ------------------ ------------------------
                                           Percentage of                      Market Value
                                           Total Options                     of Securities
                                             Granted to                        Underlying
                        Securities under    Employees in                     Option on the
                             Options         Financial    Exercise Price    Date of Grant (1)
        Name                 Granted            Year       ($/security)       ($/security)       Expiration Date
---------------------- ------------------ -------------- ----------------- ------------------ ------------------------
Colin K. Benner                 1,000,000         25.6%             $0.19              $0.19             June 6, 2012
                            Common Shares
---------------------- ------------------ -------------- ----------------- ------------------ ------------------------
Rene R. Galipeau                  250,000          6.4%             $0.19              $0.19             June 6, 2012
                            Common Shares
---------------------- ------------------ -------------- ----------------- ------------------ ------------------------
John D. Bracale                   100,000          2.6%             $0.19              $0.19             June 6, 2012
                            Common Shares
---------------------- ------------------ -------------- ----------------- ------------------ ------------------------
William M. Heath                  100,000          2.6%    50,000 - $0.28              $0.28   50,000 - Jan. 16, 2012
                            Common Shares                  50,000 - $0.19              $0.19    50,000 - June 6, 2012
---------------------- ------------------ -------------- ----------------- ------------------ ------------------------
J. Steven Hayes                   100,000          2.6%             $0.19              $0.19             June 6, 2012
                            Common Shares
---------------------- ------------------ -------------- ----------------- ------------------ ------------------------

(1) Reflects the closing price of the Common Shares on the Toronto Stock Exchange on the day before the date of grant.

The Company does not have any pension, retirement or similar benefits for the executive officers or the directors.

     The Company maintains directors' and officers' liability insurance for the directors and officers of the Company providing coverage in the amount of $25,000,000 in each policy year. The deductible amount on the policy is $250,000 and the total annual premium in 2003 is $233,500.

C.       BOARD PRACTICES

1.       Term of Office

Each director elected holds office until the close of business on the day of the first annual meeting of the shareholders of the Company following his election unless his office is earlier vacated in accordance with the by-laws of the Company.

Compensation of Directors

In October 1996, the Company implemented a standard arrangement pursuant to which non-management directors of the Company are compensated for their services in their capacity as directors. Non-management directors are paid $5,000 per annum and $750 per meeting attended (either of the directors or of a committee thereof). Fees paid or payable to directors amounted to an aggregate of $60,700 in 2002. The directors of the Company are eligible to participate in the share incentive plan of the Company, but do not have service contracts providing for benefits upon retirement.

Colin Benner has entered into a five-year employment agreement with the Company which expires on October 31, 2004. Mr. Benner's agreement provides for an annual salary of $350,000 which is reviewed annually by the compensation committee of the directors of the Company. The agreement further provides that in the event of the termination of Mr. Benner's employment, other than for cause, Mr. Benner is entitled to receive 30 months written notice of the Company's decision to terminate employment or alternatively a lump-sum payment equal to thirty months salary in lieu of notice. In these circumstances, the agreement also provides that all employment benefits will continue for a period of 30 months following termination unless full-time alternative employment is secured, in which case the entitlement to employee benefits ceases. In the event that the Company's benefits plan prohibits continued participation in the plan due to employment status, Mr. Benner is entitled under the agreement to receive a lump-sum payment equal to the value of the benefits. In the event that Mr. Benner's employment is terminated due to the sale, amalgamation, merger or reorganization of the Company, the same notice period or lump sum payments and benefits are due.

Effective November 30, 2001, Gordon Bub resigned as Chairman and Chief Executive Officer of the Company. The Company had entered into an employment agreement with Mr. Bub having the same terms as those under the Company's agreement with Mr. Benner, with the exception of Mr. Bub's annual salary under the agreement, which was $400,000, subject to annual review by the compensation committee of the directors of the Company. As consideration for the waiver by Mr. Bub of the severance arrangements under the employment agreement between the Company and Mr. Bub, the Company and Mr. Bub have entered into an agreement pursuant to which (i) the Company has agreed to pay Mr. Bub $25,000 per month for a period of 14 months which commenced on December 1, 2001, (ii) the Company has granted to Mr. Bub options to purchase 1,000,000 Common Shares at a price of $0.20 per Common Share until November 30, 2004 under the share option plan comprising part of the share incentive plan of the Company and (iii) the Company has issued to Mr. Bub 1,000,000 Common Shares under the share bonus plan comprising part of the share incentive plan of the Company.

In addition to the foregoing arrangements, the Company agreed to a supplementary payment to Mr. Bub to be paid by February 10, 2003 in either cash or, at the option of the Company, Common Shares and to be calculated as follows: 2,000,000 multiplied by the weighted average trading price of the Common Shares on the TSX during January 2003 less 2,000,000 multiplied by $0.20.

If the amount calculated above is positive then Mr. Bub was entitled to a supplementary payment of $700,000 minus the amount calculated above; if the amount calculated above was zero or negative then Mr. Bub was entitled to a payment of $700,000; and if the amount calculated above exceeded $700,000 then Mr. Bub was entitled to a supplementary payment. If at any time prior to January 31, 2003 the 20 trading day average closing price per Common Share on the TSX was $0.55 or higher, the obligation of the Company to pay the supplementary payment to Mr. Bub terminated. If, however, at the end of any such 20 trading day period Mr. Bub was prevented from selling Common Shares as a result of being in possession of material undisclosed information regarding the Company by virtue of his position as a director of the Company, then the obligation of the Company to pay the supplementary payment to Mr. Bub was not to terminate in respect of that particular 20 trading day period.

In the event that any of the 2,000,000 Common Shares acquired or which may be acquired by Mr. Bub pursuant to the arrangements described above are sold by Mr. Bub prior to January 31, 2003, the $700,000 amount referred to above is reduced PRO RATA in relation to the number of such Common Shares sold.

At no time was the 20 trading day average closing price per Common Share on the TSX $0.55 or higher. Accordingly, the amount of the supplementary payment, if any, was calculated. The weighted average trading price of the Common Shares on the TSX during January 2003 was $0.24097, no Common Shares were sold of the 1,000,000 acquired under the share bonus plan portion of the share incentive plan of the Company and none of the options granted were exercised. The amount calculated was positive and accordingly, Mr. Bub was entitled to a supplementary payment of $618,060, which payment was satisfied by the issue of 2,564,887 Common Shares.

2.       Committees of the Directors

The audit committee of the directors of the Company is comprised of three directors, being Messrs. Goodman, Palmiere and Sinclair. The hedging committee of the Company is comprised of two directors, being Messrs. Benner and MacRae, and a senior officer, being Rene R. Galipeau, Executive Vice President and Chief Financial Officer. The directors of the Company have not appointed an executive committee.

The current members of the compensation committee are Messrs. Charter, Palmiere and Sinclair. No member of the compensation committee was an officer or employee of the Company or any of its subsidiaries during the year ended December 31, 2002.

The primary goal of the Compensation Committee is to ensure that the compensation provided to the executive officers of the Company is determined with regard to the business strategies and objectives of the Company, such that the financial interest of the executive officers of the Company is consistent with the financial interest of the shareholders of the Company. The Compensation Committee strives to ensure that the executive officers of the Company are paid fairly and commensurate with their contributions to furthering the strategic direction and objectives of the Company. The Compensation Committee reviews, recommends and/or determines all elements of the compensation of the executive officers of the Company on an annual basis and periodically retains an independent consultant to evaluate the compensation levels and policies relative to the market for executives in positions similar to those of the executive officers of the Company. The Compensation Committee has developed the following executive compensation philosophy and policies to meet the foregoing objectives.

BASE SALARIES. The Compensation Committee recommends base salaries for each of the executive officers of the Company on an individual basis, taking into consideration the individual's performance and contributions to the success of the Company, tenure in the job, competitive industry pay practices for comparable positions and internal equities among positions. A periodic survey of companies of similar size in terms of sales revenues, lines of business, geographic location and employment levels provides insight into competitive base salaries.

ANNUAL INCENTIVES. The executive officers of the Company have an opportunity to earn annual bonuses. Award opportunities vary based on the individual's position and contributions to the performance of the Company. Bonuses are paid based on the performance of the individual and the results of the Company measured against its annual budget.

LONG-TERM INCENTIVES. The Compensation Committee believes that options to purchase Common Shares encourage the executive officers of the Company to own and hold Common Shares and tie their long-term interests directly to those of the shareholders of the Company. Under the terms of the share option plan, the directors of the Company, acting on the recommendations of the Compensation Committee, may designate employees, including executive officers, eligible to receive options to acquire such numbers of Common Shares as the directors determine at the then current trading price of the Common Shares on the TSX.

When granting options, consideration is given to the exercise price of the aggregate options that would be held by the executive officer of the Company after the grant under consideration is made. In determining individual grants of options, the Compensation Committee considers the following factors, among others, the performance and contributions to the success of the Company of the executive officer, the relative position of the executive officer, the years of service of the executive officer and past grants of options to the executive officer.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER. The components of the total compensation of Mr. Colin Benner, the Chief Executive Officer of the Company and the manner in which they are reviewed and evaluated by the Compensation Committee are similar to those for other executive officers of the Company. Mr. Benner receives a base salary and annual incentive compensation, if any, based on the performance of the Company and his individual performance. The review of Mr. Benner's performance includes achieving production targets, strategy and financial performance of the Company. On February 28, 2003, Mr. Benner received, as partial payment for an incentive bonus for the financial year ended December 31, 2002, an option to purchase 1,000,000 Common Shares at a price of $0.255 per share and 200,000 Common Shares under the share bonus plan portion of the Share Incentive Plan of the Company. In April 2003, Mr. Benner received $125,000 representing the balance of the incentive bonus payable.

Until his resignation Mr. Bub was compensated in a similar manner, the details of his severance arrangements have been outlined above.

SUMMARY. The Compensation Committee will continue to evaluate the executive compensation programs of the Company on an ongoing basis to ensure that the compensation practices and philosophies of the Company are consistent with the objective of enhancing shareholder value.

D.       EMPLOYEES

The following table sets forth the number of employees at the end of each period specified broken down by main geographic location.

         ------------------------------------ ------------------- ------------------- -------------------
            Number of Employees                          Dec `02             Dec '01             Dec '00
         ------------------------------------ ------------------- ------------------- -------------------
            Bouchard-Hebert, Canada                          153                 185                 210
         ------------------------------------ ------------------- ------------------- -------------------
            Nanisivik, Canada                                 10                 179                 185
         ------------------------------------ ------------------- ------------------- -------------------
            Bougrine, Tunisia                                298                 294                 291
         ------------------------------------ ------------------- ------------------- -------------------
            El Mochito, Honduras                             620                 726                 913
         ------------------------------------ ------------------- ------------------- -------------------
            El Toqui, Chile                                  231                 203                 239
         ------------------------------------ ------------------- ------------------- -------------------
            Langlois, Canada                                   9                  10                  86
         ------------------------------------ ------------------- ------------------- -------------------
            Caribou, Canada                                   10                  12                  13
         ------------------------------------ ------------------- ------------------- -------------------
            Corporate Office, Canada                          19                  19                  22
         ------------------------------------ ------------------- ------------------- -------------------
            Totals                                         1,350               1,629               1,937
                                                           =====               =====               =====
         ------------------------------------ ------------------- ------------------- -------------------

See also Item 4.D HUMAN RESOURCES section in each of the seven mines described.

E.       SHARE OWNERSHIP

The following table sets forth the Common Shares held by each senior officer and/or director as at May 6, 2003 as well as any options to purchase Common Shares held, the exercise price of such option and the expiration date of such option.

--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                         OPTIONS HELD TO
                                        COMMON               PURCHASE          EXERCISE PRICE      EXPIRATION DATE
              NAME                    SHARES HELD          COMMON SHARES         OF OPTIONS          OF OPTIONS
--------------------------------- ------------------- --------------------- ------------------- ---------------------
   Colin K. Benner                           628,561               100,000               $2.20               7/21/05
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   210,000               $1.66              12/11/05
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $1.05              11/12/08
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   150,000               $3.90              12/19/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                 1,000,000               $0.19               6/06/12
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                 1,000,000              $0.255              27/02/13
--------------------------------- ------------------- --------------------- ------------------- ---------------------
   Gordon F. Bub                           3,150,224               100,000               $1.66              12/11/05
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   500,000               $3.25                2/2/07
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   200,000               $1.05              11/12/08
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   200,000               $3.90              12/19/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                 1,000,000               $0.20              11/30/04
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   150,000               $0.19               6/06/12
--------------------------------- ------------------- --------------------- ------------------- ---------------------
   Donald K. Charter                          21,260               100,000               $1.85               6/13/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $3.07                3/2/10
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   150,000               $0.19               6/06/12
--------------------------------- ------------------- --------------------- ------------------- ---------------------
   Jonathan C. Goodman                        20,050               150,000               $1.15               6/18/11
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   150,000               $0.19               6/06/12
--------------------------------- ------------------- --------------------- ------------------- ---------------------
   Garth A.C. MacRae                         309,835                50,000               $3.25                2/2/07
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $1.05              11/12/08
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $3.90              12/19/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   350,000               $0.19               6/06/12
--------------------------------- ------------------- --------------------- ------------------- ---------------------
   Allen J. Palmiere                               0                50,000               $3.25                2/2/07
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $1.05              11/12/08
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $3.90              12/19/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   150,000               $0.19               6/06/12
--------------------------------- ------------------- --------------------- ------------------- ---------------------
   A. Murray Sinclair, Jr.                         0                50,000               $2.05               10/9/06
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $3.25                2/2/07
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $1.05              11/12/08
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $3.90              12/19/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   150,000               $0.19               6/06/12
--------------------------------- ------------------- --------------------- ------------------- ---------------------
   Rene R. Galipeau                          280,450                50,000               $2.20               7/21/05
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    80,000               $1.66              12/11/05
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $3.25                2/2/07
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $1.05              11/12/08
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $3.90              12/19/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   250,000               $0.19               6/06/12
--------------------------------- ------------------- --------------------- ------------------- ---------------------
   John D. Bracale                                 0               100,000               $3.90              12/19/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   100,000               $0.19               6/06/12
--------------------------------- ------------------- --------------------- ------------------- ---------------------
   J. Steven Hayes                            64,032                50,000               $6.65               11/4/07
--------------------------------- ------------------- --------------------- ------------------- ---------------------

--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    25,000               $3.22               7/29/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   100,000               $0.19               6/06/12
--------------------------------- ------------------- --------------------- ------------------- ---------------------
   William M. Heath                            5,172                50,000               $8.20               10/2/07
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $3.25               4/29/08
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $0.95               1/25/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $0.28               1/16/12
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $0.19               6/06/12
--------------------------------- ------------------- --------------------- ------------------- ---------------------
   Norman L. Calder                           23,047                25,000               $2.45               8/19/06
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    10,000               $3.25                2/2/07
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $0.19               6/06/12
--------------------------------- ------------------- --------------------- ------------------- ---------------------
   Leroy A. Fong                              38,555                25,000               $3.75               4/29/07
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    10,000               $0.24              12/18/11
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    35,000               $0.19               6/06/12
--------------------------------- ------------------- --------------------- ------------------- ---------------------
   E. Ann Wilkinson                           14,000                 5,000               $2.40                6/6/05
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    15,000               $2.45               8/19/06
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    10,000               $3.25                2/2/07
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                     5,000               $4.30                1/9/10
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $0.19               6/06/12
--------------------------------- ------------------- --------------------- ------------------- ---------------------
   Totals                                  4,555,186             7,885,000                   -                     -
--------------------------------- ------------------- --------------------- ------------------- ---------------------

(1) (1)See also Item 6.B hereof.

                              SHARE INCENTIVE PLAN

The share incentive plan (the "Share Incentive Plan") is designed to advance the interests of the Company by encouraging employees and directors to hold equity in the Company through the acquisition of Common Shares. The Share Incentive Plan consists of a share purchase plan, a share option plan and a share bonus plan and is administered by the directors of the Company. On May 6, 2002 the shareholders of the Company approved the listing by the Company of an additional 11,100,000 Common Shares for issue pursuant to the Share Incentive Plan. The additional Common Shares were allocated as follows: 4,000,000 to the share purchase plan, 5,100,000 to the stock option plan and 2,000,000 to the share bonus plan. The share incentive plan currently provides that the maximum number of Common Shares that may be issued for all purposes under the Share Incentive Plan is 22,000,000 Common Shares. Details of the division of the Common Shares listed and reserved for issue are contained in the sections detailing the share purchase plan, share option plan and share bonus plan portions of the Share Incentive Plan.

Under the Share Incentive Plan, (a) the maximum number of Common Shares that may be reserved for issue pursuant to options granted under the Share Incentive Plan to insiders of the Company may not exceed 10% of the Common Shares outstanding at the time of issue (on a non-diluted basis), (b) the maximum number of Common Shares that may be issued under the Share Incentive Plan to insiders of the Company within a one-year period may not exceed 10% of the number of Common Shares outstanding at the time of issue (on a non-diluted basis), and (c) the maximum number of Common Shares which may be issued under the Share Incentive Plan within a one-year period to any one insider of the Company and such insider's associates may not exceed 5% of the number of Common Shares outstanding at the time of issue (on a non-diluted basis), in each case less the aggregate number of Common Shares reserved for issue or issued, as the case may be, to such persons under any other share compensation arrangement (within the meaning of the policy of The Toronto Stock Exchange) of the Company.

     SHARE PURCHASE PLAN

The share purchase plan, a component of the Share Incentive Plan (the "Share Purchase Plan"), entitles certain employees of the Company to contribute up to 10% of their annual basic salary to purchase Common Shares. The Company matches each participant's contribution on a quarterly basis and issues Common Shares having a value equal to the aggregate amount contributed to the Share Purchase Plan by each participant and the Company. The purchase price per Common Share is the weighted average of the trading prices of the Common Shares on The Toronto Stock Exchange (the "TSX") for the calendar quarter in respect of which the Common Shares are issued. The Common Shares are delivered to participants who are listed on the head office payroll ("Head Office Participants") 12 months following their date of issue. Participants who are not Head Office Participants ("On-Site Participants") may contribute up to 5% of their annual basic salary. On-Site Participants may direct the Company to deliver those Common Shares that were acquired with that participant's contribution at any time. Common Shares acquired with the Company's contribution are held in safekeeping and delivered 12 months following their date of issue. If there is a take-over bid made for the Common Shares, the directors may, by resolution, make any Common Shares held in trust for a participant immediately deliverable. The Share Incentive Plan currently provides that the maximum number of Common Shares that may be issued under the Share Purchase Plan is 6,500,000 Common Shares, of which 3,718,014 have been issued as of May 6, 2003.

     SHARE OPTION PLAN

The share option plan, a component of the Share Incentive Plan (the "Share Option Plan"), provides that eligible persons thereunder include any director, employee (full-time or part-time), officer or consultant of the Company or any subsidiary thereof. A consultant is a person with whom the Company or a subsidiary thereof has an agreement for the provision of substantial services.

The directors of the Company have the authority to determine, among other things, subject to the terms and conditions of the Share Option Plan, the terms, limitations, restrictions and conditions of the options granted under the Share Option Plan.

The Share Incentive Plan currently provides that the maximum number of Common Shares that may be reserved for issue pursuant to options granted under the Share Option Plan is 12,500,000 Common Shares. As of May 6, 2003, 852,567 Common Shares have been issued upon the exercise of options granted under the Share Option Plan, 9,739,100 Common Shares have been reserved for issue pursuant to outstanding options granted under the Share Option Plan and 515,000 Common Shares previously subject to options under the Share Option Plan are no longer available by virtue of the exercise by the optionees of their right to terminate their options and to receive cash or Common Shares equal in value to the difference between the fair market value of the Common Shares subject to their option and the exercise price of their option. Accordingly, as of May 6, 2003 there were 2,245,900 Common Shares available for future option grants under the Stock Option Plan. Any Common Shares subject to an option that for any reason is cancelled or terminated without having been exercised are again reserved for issue pursuant to the Share Option Plan.

The directors of the Company have the authority under the Share Option Plan to establish the exercise price of the option at the time each option is granted thereunder, which exercise price shall in all cases be not less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of the grant of such options or such other day as the directors determine.

Options granted under the Share Option Plan must be exercised no later than 10 years after the date of the grant thereof and options are not transferable other than by will or the laws of descent and distribution. If an optionee ceases to be an eligible person under the Plan for any reason whatsoever other than death, each option held by such optionee will cease to be exercisable three months from the date of termination (being the date on which such optionee ceases to be an eligible person). If an optionee dies, the legal representative of the optionee may exercise the optionee's options within one year after the date of the optionee's death but only up to and including the original option expiry date. The Share Option Plan also provides that the grant of options to consultants as well as the termination thereof will be made in accordance with the terms of the agreement entered into between the Company and the applicable consultant.

The Share Option Plan provides that options granted thereunder are subject to vesting provisions unless the directors of the Company determine otherwise. The Share Option Plan also contains a provision for all unexercised options (whether vested or unvested) to become immediately exercisable in the event of the acquisition by a person of securities which would entitle such person to exercise 30% or more of the votes entitled to be cast at a meeting of the shareholders of the Company or the sale of all or substantially all of the property or assets of the Company.

The Company may, but is not obligated to, provide any optionee with financial assistance in order to enable such optionee to exercise options granted under the Share Option Plan. The directors of the Company are empowered to determine the interest rate charged and the schedule for the repayment of any loan made to an optionee. Any such loan is to be repayable upon maturity or upon the death of the optionee or earlier in certain other circumstances such as termination of employment and in any event shall be full recourse and repayable within 10 years of the exercise of the option. Such loan is to be secured by a pledge of the Common Shares purchased with the proceeds of the loan.

An optionee may elect under the Share Option Plan to terminate an option, in which case the optionee is entitled to receive consideration either in Common Shares, or with the consent of the Company, cash equal in value to the difference between the fair market value of the Common Shares subject to the option and the exercise price of the option.

Subject to the approval of the directors of the Company, options granted under the Share Option Plan may be assigned to the spouse of an optionee, any minor children of the optionee, any minor grandchildren of the optionee, a corporation controlled by the optionee where the only other shareholders of such corporation are the spouse, minor children or minor grandchildren of the optionee, or a family-trust where the optionee is the trustee of such trust and the beneficiaries of such trust do not include anyone other than the spouse, minor children or minor grandchildren.

     SHARE BONUS PLAN

The share bonus plan, a component of the Share Incentive Plan (the "Share Bonus Plan"), allows for the issue of Common Shares as a discretionary bonus to any director, employee (full-time or part-time), officer or consultant of the Company or any subsidiary thereof who are designated under the Share Bonus Plan from time to time. The number of Common Shares reserved for issue under the Share Bonus Plan is 3,000,000 Common Shares. As of May 6, 2003, 1,200,000 Common Shares have been issued under the Share Bonus Plan and 1,800,000 Common Shares are available to be issued in the future.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS.

As at May 6, 2003, to the knowledge of the directors and officers of the Company, the only person, firm or company which beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 5% of the voting rights attaching to any class of voting securities of the Company is as follows:

---------------------------------------- ------------------------------------ ---------------------------------------
         Name and Municipality                                                            Percentage of
               of Residence                    Number of Common Shares              Outstanding Common Shares
---------------------------------------- ------------------------------------ ---------------------------------------
   Dundee Bancorp Inc. (2)
   Toronto, Ontario                                  52,078,651(1)                              26.5%
---------------------------------------- ------------------------------------ ---------------------------------------

(1) 51,893,651 Common Shares are held indirectly through a wholly-owned subsidiary of Dundee Bancorp Inc. and 185,000 Common Shares are held in accounts, managed by subsidiaries of Dundee Bancorp Inc.
(2) Dundee Bancorp Inc. also holds 30,801,410 warrants to purchase Common Shares at $0.20 and 1,000,000 warrants to purchase Common Shares at $0.19.

Each Common Share entitles the holder of record thereof to one vote at all meetings of shareholders of the Company, except at meetings at which only holders of another class or series of shares of the Company are entitled to vote.

As at May 6, 2003 to the best of the Company's knoledge 3,416,882 Common Shares were held by 2,672 shareholders in the United States of America, 141,363,690 Common Shares were held by 8,789 shareholders in Canada, and 51,912,131 Common Shares were held by 824 shareholders in countries other than the United States and Canada.

B.       RELATED PARTY TRANSACTIONS.

The only material transactions entered into since January 1, 2002 or proposed to be entered into that have affected or are expected to materially affect the Company or any of the affiliates of the Company involving an officer or director of the Company, the principal shareholder of the Company or any associate or affiliate of any such persons or companies are as follows:

         a) Under an agreement dated June 7, 2001 to sell certain assets acquired through the acquisition by the Company of Jascan in November 2000, the Company has granted to a third party in which Murray Sinclair, Jr. (a director of the Company) has a significant ownership interest the right under certain circumstances to cause the Company to reacquire such assets in consideration for the issuance of Common Shares. The number of Common Shares issued was be determined based upon the 10-day weighted average trading price of the Common Shares immediately preceding the third party's notice of intent to acquire such Common Shares, less a 10 percent discount.

         b) The Company and DSC , an affiliate of Dundee, entered into an agreement in late 1998 for DSC to act as exclusive financial advisor to the Company. The agreement was for a term of one year, and thereafter year to year until cancelled. Under the agreement, the Company paid DSC a monthly work fee of $25,000 to a maximum of $250,000 per annum and an advisory fee of up to 1 percent of the value of any transaction (the amount being dependent on the type of transaction) completed by the Company and 0.5 percent of any equity or debt financing. Pursuant to the terms of the agreement, the Company was to pay DSC a fee of $543,000 in connection with acquisition of the Bouchard-Hebert mine and the Langlois mine by the Company in May 2000, a fee of

                  $715,000 in connection with the refinancing of the Company in April 2000 resulting in the Syndicated Credit Facility, a fee of $101,500 in connection with a public offering of Common Shares completed by the Company in May 1999 and a fee of $75,000 in connection with a restructuring of the credit arrangements of the Company completed in March 1999. The agreement was terminated by the Company effective December 31, 2000. The unpaid balance of $1.0 million for the above fees has been deferred to January 2, 2004. Donald K. Charter, a director of the Company, is the Chairman and Chief Executive Officer of DSC.

         c) In consideration for restructuring the credit facilities of the Company on November 15, 2001, in March 2002 and May 2002, the Company granted to the lenders of the Company ("Lenders") warrants to purchase an aggregate of 1,000,000 Common Shares at $0.21 per share. Dundee also received warrants to purchase an aggregate of 30,801,410 Common Shares at $0.20 per share. One-half of the warrants are exercisable until March 2, 2007 and the remainder are exercisable until May 2, 2007; no value was ascribed to these warrants on the date of issue. Garth A.C. MacRae, the Chairman and a director of the Company, is the Vice Chairman of Dundee, Donald K. Charter, a director of the Company, is the Executive Vice President of Dundee and Jonathan C. Goodman a director, is a director of Dundee.

         d) Under an agreement reached on December 23, 2002 with the Lenders and Dundee, the Company, in consideration for again restructuring its credit facility granted to the Lenders and Dundee the right to purchase 2,000,000 and 1,000,000 Common Shares, respectively, at an exercise price of $0.19 per share.

         INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS OTHER THAN UNDER
                          SECURITIES PURCHASE PROGRAMS

The following table sets forth details of the indebtedness to, or guaranteed or supported by, the Company or any of its subsidiaries of each director and executive officer of the Company and each associate of any such director or executive officer for the financial year of the Company ended December 31, 2002.

-------------------------------- --------------- ----------------- ------------------- ------------- ----------------
                                                                                        Financially
                                                  Largest Amount                          Assisted
                                                   Outstanding                           Securities
                                  Involvement      During Year                           Purchases
                                   of Company         Ended             Amount             During
           Name and                   or            December       Outstanding as at        2002       Security for
      Principal Position           Subsidiary       31, 2002           May 6, 2003           (#)       Indebtedness
-------------------------------- --------------- ----------------- ------------------- ------------- ----------------
Rene R. Galipeau(1)              Lender          $50,000           $50,000             -             -
   Executive Vice President
   and Chief Financial Officer
-------------------------------- --------------- ----------------- ------------------- ------------- ----------------

(1) Mr. Galipeau executed and delivered to the Company a promissory note dated December 16, 1994 pursuant to which Mr. Galipeau agreed to pay to the Company, on demand, the amount of $50,000 plus interest calculated from December 16, 1994 to the date of repayment at the rate of 10 percent per annum on such portion of the principal amount as remains unpaid from time to time until such principal is fully paid. Mr. Galipeau used the proceeds of this loan to purchase 25,000 Common Shares. Mr. Galipeau has paid the accrued interest on this loan and, effective January 1, 1998, the arrangement with Mr. GaIipeau was amended to be non-interest bearing.

C.       INTERESTS OF EXPERTS AND COUNSEL.

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 7.C is not required.

ITEM 8.  FINANCIAL INFORMATION

A.       FINANCIAL STATEMENTS

See Note 19 to the Notes to the Consolidated Financial Statements.


B.       LEGAL PROCEEDINGS

See Note 12 to the Notes to the Consolidated Financial Statements.


C.       SIGNIFICANT CHANGES

         There have been no significant changes since the date of the annual financial statements included in the Form 20-F, other than Agnico-Eagle Mines Limited has agreed to purchase 100 percent interest of the Company's Tonawanda and Zulapa gold properties, known as the Lapa property, subject to completion of a definitive legal agreement. Agnico-Eagle will pay the Company US$7.925 million for the Company's interest in the Lapa property. The Company will retain a 1 percent NSR on all gold production from the Tonawanda property and a 0.5 percent NSR on all gold production from the Zulapa property. Agnico-Eagle will pay a non-refundable advance royalty of US$1 million on closing and a further advance royalty of US$ million when the total published inferred resources reach 2 million ounces of gold on the Zulapa and Tonawanda properties.

ITEM 9.  THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS.

On November 23, 1994, the Common Shares were de-listed from NASDAQ, as the Company no longer met the listing requirements.

The Common Shares are listed on The Toronto Stock Exchange (the "TSX") under the symbol "BWR". The following table sets forth the high, low and close prices and volume of the Common Shares for the periods indicated.

---------------------- ------------- ------------- ------------- -----------------
   Calendar Period        High          Low           Close         Volume
---------------------- ------------- ------------- ------------- -----------------
                          $             $             $
---------------------- ------------- ------------- ------------- -----------------
   1998                   4.15          0.76          0.95             67,681,442
---------------------- ------------- ------------- ------------- -----------------
   1999                   4.23          0.87          3.99             73,242,518
---------------------- ------------- ------------- ------------- -----------------
   2000                   4.60          1.15          1.45             61,609,497
---------------------- ------------- ------------- ------------- -----------------
   2001                   1.65          0.14          0.21             49,278,365
---------------------- ------------- ------------- ------------- -----------------
   2002                   0.48          0.075         0.14             92,581,193
---------------------- ------------- ------------- ------------- -----------------

---------------------- ------------- ------------- ------------- -----------------
   1st Q 2001             1.53          1.01          1.23              9,118,136
---------------------- ------------- ------------- ------------- -----------------
   2nd Q 2001             1.65          0.99          1.06             12,787,745
---------------------- ------------- ------------- ------------- -----------------
   3rd Q 2001             1.08          0.14          0.16             10,788,917
---------------------- ------------- ------------- ------------- -----------------
   4th Q 2001             0.38          0.15          0.21             16,583,567
---------------------- ------------- ------------- ------------- -----------------
   1st Q 2002             0.48          0.21          0.32             18,287,182
---------------------- ------------- ------------- ------------- -----------------
   2nd Q 2002             0.23          0.14          0.165            35,645,913
---------------------- ------------- ------------- ------------- -----------------
   3rd Q 2002             0.19          0.11          0.12             11,095,603
---------------------- ------------- ------------- ------------- -----------------
   4th Q 2002             0.17          0.075         0.14             27,552,495
---------------------- ------------- ------------- ------------- -----------------
   1st Q 2003             0.325         0.14          0.18             43,233,782
---------------------- ------------- ------------- ------------- -----------------

---------------------- ------------- ------------- ------------- -----------------
   November 2002          0.165         0.085         0.12              8,430,715
---------------------- ------------- ------------- ------------- -----------------
   December 2002          0.17          0.11          0.14              8,078,447
---------------------- ------------- ------------- ------------- -----------------
   January 2003           0.32          0.14          0.215            23,402,040
---------------------- ------------- ------------- ------------- -----------------
   February 2003          0.325         0.21          0.25             14,615,761
---------------------- ------------- ------------- ------------- -----------------
   March 2003             0.225         0.17          0.18              5,215,981
---------------------- ------------- ------------- ------------- -----------------
   April 2003             0.18          0.13          0.135             7,915,097
---------------------- ------------- ------------- ------------- -----------------

         B.       PLAN OF DISTRIBUTION.

         This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 9.B is not required.

         C.       MARKETS

         The Common Shares are traded on TSX in Canada. Until November 23, 1994 they were also quoted on the NASDAQ over the counter market in the United States pursuant to the Rule 12(g) 3(b)2 exemption.

         D.       SELLING SHAREHOLDERS.

         This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 9.D is not required.

         E.       DILUTION.

         This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 9.E is not required.

         F.       EXPENSES OF THE ISSUE.

         This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 9.F is not required.

ITEM 10. ADDITIONAL INFORMATION

         A.       SHARE CAPITAL.

         This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 10.A is not required.

         B.       MEMORANDUM AND ARTICLES OF ASSOCIATION.

         INCORPORATION

         The Company was incorporated under the laws of the Province of British Columbia under the name "Gambier Exploration Ltd." on October 15, 1979. Effective June 23, 1981, the name of the Company was changed to "Breakwater Resources Ltd.". The Company was continued under the CANADA BUSINESS CORPORATIONS ACT (the "Act") effective May 11, 1992 with federal incorporation number 281949-0. Pursuant to section 15 of the Act, the Company has all the powers of a natural person.

         POWERS AND FUNCTIONS OF THE DIRECTORS

         Subsection 3.10 of the by-laws of the Company provides that every officer or director who is a party to a material contract or transaction or proposed material contract or transaction with the Company, or is a director or officer or has a material interest in any person who is a party to a material contract or transaction or proposed material contract or transaction with the Company shall disclose in writing to the Company or request to have entered in the minutes of a meeting of directors the nature and extent of his interest at the time and in the manner required by the Act. Any such contract or proposed contract shall be referred to the board of directors or shareholders of the Company for approval even if such contract is one that in the ordinary course of the Company's business would not require approval by the board of directors or the shareholders of the Company, and a director interested in a contract so referred to the board of directors shall not vote on any resolution to approve the same except as provided by the Act.

The by-laws of the Company do not stipulate any age limit requirements for the directors in addition to those stipulated by the Act. Nor are there any requirements for the directors of the Company to hold Common Shares in order to qualify as a director of the Company.

SHARE CAPITAL

The authorized share capital of the Company consists of 200,000 preferred shares (the "Preferred Shares") issuable in series and an unlimited number of Common Shares.

     PREFERRED SHARES

The Preferred Shares may be issued in one or more series. The directors of the Company shall, by resolution, fix the number of shares in and determine the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of such series. The Preferred Shares of each series rank with regards to the return of capital in priority to the Common Shares and over any other shares ranking junior to the Preferred Shares, and the Preferred Shares of each series may also be given such other preferences over the Common Shares and any other shares ranking junior to the Preferred Shares as may be determined as to the respective series authorized to be issued. The Preferred Shares of each series rank on a parity with the Preferred Shares of every other series with respect to priority in the return of the capital in the event of liquidation, dissolution or winding-up of the Company. Neither the Common Shares nor the Preferred Shares shall be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the other of the classes is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

     COMMON SHARES

The holders of Common Shares are entitled to dividends if, as and when declared by the Board of Directors, to one vote per Common Share and, upon dissolution of the Company, to receive the remaining property and the assets of the Company available for distribution.

     DIVIDEND RECORD

The Company has not paid any dividends during the past five years. The Company has no fixed dividend policy. Payment of dividends in the future will depend upon, among other factors, the Company's earnings, capital requirements and financial condition. The Company does not anticipate that dividends will be paid in the foreseeable future.

     ALTERATION OF SHARE RIGHTS

A special resolution is required to effect a change in the rights of shareholders. A special resolution is a resolution passed by a two-thirds majority of the vote cast by shareholders of the Company who being entitled to do so, vote in person or by proxy at a meeting of the shareholders of the Company, or a resolution in writing signed by every shareholder of the Company who would have been entitled to vote at a meeting of the shareholders of the Company.

MEETINGS OF SHAREHOLDERS

     ANNUAL MEETINGS

The annual meeting of the shareholders of the Company is held at such time and on such day in each year as the directors of the Company may, from time to time, determine for the purpose of receiving the reports and statements required by the Act to be presented to the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting. The holders of not less than 5% of the outstanding Common Shares of the Company may requisition a special meeting of the shareholders.

     SPECIAL MEETINGS

The directors of the Company may, at any time, call a special meeting of the shareholders of the Company, for the transaction of any business, which may properly be brought before such a meeting of shareholders. All business transacted at an annual meeting of shareholders of the Company, except consideration of the financial statements and auditor's report, election of directors of the Company and re-appointment of the incumbent auditor, is deemed to be special business.

     PLACE OF MEETINGS

Meetings of shareholders of the Company are to be held within the municipality of the registered office of the Company, or at such other place within Canada as the directors of the Company, from time to time, determine or if all the shareholders of the Company entitled to vote at the meeting agree, at some place outside Canada.

     NOTICE OF MEETINGS

Notice of the time and place of each meeting of shareholders of the Company is required to be sent not less than 21 days and not more than 60 days before the date of the meeting to the auditor of the Company, to each director, and to each person whose name appears on the records of the Company at the close of business on the day of the record date as determined by the directors or where no record date has been set at the close of business on the day next preceding the giving of the notice as a shareholder of the Company entitled to vote at the meeting. Notice of a meeting of shareholders of the Company shall state:

a) the nature of the business to be transacted at the meeting in sufficient detail to permit the shareholders of the Company to form a reasoned judgement thereon; and

b) the text of any special resolution or by-law to be submitted to the meeting.

A shareholder of the Company and any other person entitled to attend a meeting of shareholders of the Company may, in any manner and at any time, waive notice of or otherwise consent to a meeting of shareholders of the Company.

     PERSONS ENTITLED TO BE PRESENT

The only persons entitled to attend a meeting of shareholders of the Company shall be those entitled to vote thereat, the directors and the auditor of the Company and others who, although not entitled to vote, are entitled or required under any provision of the Act or by-laws of the Company to be present at the meeting. Any other persons may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

FOREIGN OWNERSHIP LIMITATIONS

Neither the Act nor the constating documents of the Company impose limitations on the rights, including the rights of non-resident or foreign shareholders, to hold or exercise voting rights attached to the Common Shares.

CHANGE OF CONTROL

No provisions of the Company's by-laws exist that would have the effect of delaying, deferring or preventing a change in control of the Company or that would operate with respect to any proposed merger, acquisition or corporate restructuring of the Company.

SHARE OWNERSHIP REPORTING OBLIGATIONS

No provision of the Company's by-laws imposes any requirements on shareholders requiring share ownership to be disclosed. The securities laws of the Company's home jurisdiction requires disclosure of shareholdings by:

(a) persons who are directors or senior officers of the Company; and

(b) a person who has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control over securities of the Company carrying more than 10 percent of the voting rights attached to all of the Company's outstanding voting securities.

Securities legislation in Canada requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10 percent of the issued shares of the Company. This threshold is higher than the 5 percent threshold under U.S. securities legislation at which shareholders must report their share ownership.

C.       MATERIAL CONTRACTS.

There were no material contracts entered into, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group was a party.

D.       EXCHANGE CONTROLS.

To the best of the Company's knowledge, there are no governmental laws, decrees, or regulations in Canada (i) relating to restrictions on import/export of capital or (ii) affecting the remittance of interest, dividends, or other payments to non-resident holders of the Common Shares. Any such remittance to United States residents, however, is generally subject to a 15 percent withholding tax pursuant to the Canada - United States Income Tax Convention.

E.       TAXATION.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of Common Shares (a "U.S. Holder") who deals at arm's length with and is not affiliated with the Company, holds the shares as capital property and who, for the purposes of the INCOME TAX ACT (Canada) (the "Tax Act") and the CANADA - UNITED STATES INCOME TAX CONVENTION (the "Treaty"), is at all relevant times resident or deemed to be resident in the United States and is not nor is deemed to be in Canada and does not carry on business in Canada.

This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. Holder and no representation is made with respect to the Canadian income tax consequences to any particular person. Accordingly, U.S. Holders are advised to consult their own tax advisors with respect to their particular circumstances.

TAXATION OF DIVIDENDS

Under the Tax Act and pursuant to the Treaty, a U.S. Holder of common shares will be subject to a 15 percent withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5 percent for 2000 where the U.S. Holder is a corporation that beneficially owns at least 10 percent of the voting shares of the Company.

TAXATION OF CAPITAL GAINS

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of such shares unless (i) at any time in the five-year period immediately preceding the disposition, 25 percent or more of the shares of any class or series of the capital stock of the Company were owned (or were under option or subject to an interest in) by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm's length, or by the U.S. holder and persons with whom the U.S. Holder did not deal at arm's length, and
(ii) the value of the Common Shares at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada. The Company's view is that, at the present time, the value of the Common Shares is derived principally from real property (as defined in the Treaty) situated in Canada.

F.       DIVIDENDS AND PAYING AGENTS.

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 10.F is not required.

G.       STATEMENT BY EXPERTS.

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 10.G is not required.

         H.       DOCUMENTS ON DISPLAY.

Copies of the most recent annual report, financial statements for the year ended December 31, 2002 and subsequent interim financial statements of the Company may be obtained, upon request, from the Secretary of the Company. The Company may require the payment of a reasonable fee in respect of a request therefor made by a person who is not a securityholder of the Company.

         I.       SUBSIDIARY INFORMATION.

         Please see Item 4.C.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         See Note 10 to the Notes to the Consolidated Financial Statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 12 is not required.

         PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

         Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and other procedures that are designed to ensure that information required to be disclosed by the Company in reports filed or submitted by it under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. The Company's Chief Executive Officer and Chief Financial Officer have evaluated the Company's disclosure controls and procedures within 90 days prior to filing of this Annual Report on Form 20-F and have determined that such disclosure controls and procedures are effective.

         Since the most recent evaluation of the Company's internal controls, there have not been any significant changes in the Company's internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

         The design of the Company's system of controls and procedures is based, in part, upon assumptions about the likelihood of future events. There can be no assurance that the design of such system of controls and procedures will succeed in achieving its goals under all potential future conditions, regardless of how remote.

ITEM 16. [RESERVED]

         PART III

ITEM 17. FINANCIAL STATEMENTS

         MANAGEMENT'S REPORT

         Management is responsible for the preparation of the accompanying consolidated financial statements of Breakwater Resources Ltd. and all of the information contained in the Annual Report. The financial statements have been prepared in conformity with Canadian generally accepted accounting principles and management believes that they present fairly the Company's consolidated financial position, results of operations and cash flows. The integrity of the information presented in the financial statements, including estimates and judgments relating to matters not concluded by fiscal year end, is the responsibility of management. To fulfill this responsibility, the Company maintains a system of internal accounting controls designed to provide reasonable assurance that the Company's assets are protected and that events and transactions are properly recorded as they occur. This system of internal control includes organizational arrangement with clearly defined lines of responsibility. Deloitte & Touche LLP, the independent auditors appointed by the shareholders to audit the consolidated financial statements, have full and unrestricted access to the Audit Committee to discuss their audit and their related findings as to the integrity of the financial reporting process. During the course of their audit, Deloitte & Touche LLP reviewed the Company's system of internal control to the extent necessary to render their opinion on the consolidated financial statements.

         The board of directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The board is assisted in exercising its responsibilities through the Audit Committee, which is composed of three unrelated directors.

         The Audit Committee meets periodically with management and the independent auditors to satisfy itself that management's responsibilities are properly discharged, to review the consolidated financial statements and to recommend approval of the consolidated financial statements to the board.


         (signed) COLIN K. BENNER             (signed) RENE R. GALIPEAU
         President and                        Executive Vice President
         Chief Executive Officer              and Chief Financial Officer

-------------------------------------------------------------------------------

Independent Auditors' Report

                  To the Directors of Breakwater Resources Ltd.

         We have audited the consolidated balance sheets of Breakwater Resources Ltd. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and of cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

         As described in Note 16 to the consolidated financial statements, the Company has restated certain of the U.S. GAAP reconciliation information to disclose the effect of the write-down of exploration properties as required under U.S. GAAP. Our previous audit report dated February 28, 2002, except as to
Note 19 which is as of April 24, 2002, addressed to the Directors reporting under Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America has been withdrawn.



(SIGNED) DELOITTE & TOUCHE LLP
CHARTERED ACCOUNTANTS
Toronto, Ontario
March 17, 2003, except as to Note 16 which is as of May 9, 2003


COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) to either identify circumstances in which accounting changes affect consistency such as the matters described in Note 1 and 16(d) to the consolidated financial statements or when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern such as the matter described in Note 1 to the consolidated financial statements. Our report to the shareholders dated March 17, 2003 except as to Note 16 which is as of May 9, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such circumstances in the auditors' report when the items are properly accounted for and disclosed in the consolidated financial statements.

(SIGNED) DELOITTE & TOUCHE LLP
CHARTERED ACCOUNTANTS
Toronto, Ontario
March 17, 2003, except as to Note 16 which is as of May 9, 2003


   BREAKWATER RESOURCES LTD.
   CONSOLIDATED BALANCE SHEETS
   As at December 31, 2002 and 2001
   (Expressed in thousands of Canadian dollars)

-------------------------------------------------------------------------------------------------------------
                                                                                    2002             2001
-------------------------------------------------------------------------------------------------------------
   ASSETS
   CURRENT ASSETS
   Cash and cash equivalents                                                $        6,435   $        3,305
   Accounts receivable - concentrate                                                17,061            3,957
   Other receivables  (note 3)                                                       6,921            6,267
   Concentrate inventory                                                            25,340           41,853
   Materials and supplies inventory                                                 28,967           38,026
   Prepaid expenses and other current assets                                         2,387            2,549

-------------------------------------------------------------------------------------------------------------
                                                                                    87,111           95,957
   DEFERRED LOSSES ON FOREIGN EXCHANGE HEDGING CONTRACTS (note 10)                       -            2,003
   RECLAMATION DEPOSITS (note 4)                                                     1,387            1,237
   MINERAL PROPERTIES AND FIXED ASSETS (note 5)                                    134,882          152,372
-------------------------------------------------------------------------------------------------------------
                                                                            $      223,380   $      251,569
-------------------------------------------------------------------------------------------------------------

   LIABILITIES
   CURRENT LIABILITIES
   Accounts payable and accrued liabilities                                 $       25,577   $       43,985
   Provisional payments for concentrate inventory shipped and not priced             8,642           11,633
   Short-term debt including current portion of long-term debt (note 6)             30,227           34,030
   Income and mining taxes payable                                                     381            1,261
-------------------------------------------------------------------------------------------------------------
                                                                                    64,827           90,909
   LONG-TERM DEBT (note 7)                                                          48,438           46,376
   RECLAMATION AND CLOSURE COST ACCRUALS (note 4)                                   13,697           15,708
   FUTURE TAX LIABILITIES (note 9)                                                     822                -
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
   CONTINGENCIES AND COMMITMENTS (notes 1 and 12)

   SHAREHOLDERS' EQUITY
   Capital stock (note 8)                                                          257,759          239,214
   Common shares to be issued (note 8(c))                                              618                -
   Contributed surplus (note 8(k))                                                   1,582            1,485
   Deficit                                                                       (178,855)         (158,968)
   Cumulative translation adjustments                                               14,492           16,845
-------------------------------------------------------------------------------------------------------------
                                                                                    95,596           98,576
-------------------------------------------------------------------------------------------------------------
                                                                            $      223,380   $      251,569
-------------------------------------------------------------------------------------------------------------

   The accompanying notes form an integral part of these consolidated financial statements.

         Approved by the Board


   (signed) Garth A.C. MacRae                   (signed) Colin K. Benner

         DIRECTOR                                     DIRECTOR


   BREAKWATER RESOURCES LTD.
   CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
   For the Years Ended December 31, 2002, 2001 and 2000

   (Expressed in thousands of Canadian dollars except share and per share amounts)

-------------------------------------------------------------------------------------------------------------------------

                                                                                 2002             2001              2000
-------------------------------------------------------------------------------------------------------------------------
   Gross sales revenue                                              $        305,354   $      304,037   $       301,850
   Treatment and marketing costs                                             136,738          142,236           135,262
-------------------------------------------------------------------------------------------------------------------------
   Net revenue                                                               168,616          161,801           166,588
-------------------------------------------------------------------------------------------------------------------------

   OPERATING COSTS
   Direct operating costs                                                    147,653          153,187           105,561
   Depreciation and depletion                                                 27,565           27,980            22,777
   Reclamation and closure costs (note 4)                                      2,894            4,126             1,470
-------------------------------------------------------------------------------------------------------------------------
                                                                             178,112          185,293           129,808
-------------------------------------------------------------------------------------------------------------------------
   (LOSS) CONTRIBUTION FROM MINING ACTIVITIES                                 (9,496)         (23,492)           36,780
-------------------------------------------------------------------------------------------------------------------------
   OTHER EXPENSES (INCOME)
   General and administrative (note 8(c))                                      6,198            7,481             7,322
   Interest and financing (note 8(k))                                          5,122            7,946             8,192
   Investment and other income (note 2(b))                                      (912)         (9,224)            (4,892)
   Foreign exchange (gain) loss on US dollar denominated debt                   (669)           4,720             1,399
-------------------------------------------------------------------------------------------------------------------------
                                                                               9,739           10,923            12,021
-------------------------------------------------------------------------------------------------------------------------
   (LOSS) EARNINGS BEFORE THE FOLLOWING:                                     (19,235)         (34,415)          (24,759)
-------------------------------------------------------------------------------------------------------------------------

   Write-down of mineral properties and fixed assets (note 5)                      -           70,281            27,142
   Other non-producing property costs                                            876            3,176             4,662
   Foreign exchange hedging loss (note 10)                                         -            3,162                 -
   Income and mining taxes (recovery) (note 9)                                 (224)               24             1,704
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
   NET LOSS
   DEFICIT - BEGINNING OF YEAR                                              (158,968)        (47,910)           (39,161)
-------------------------------------------------------------------------------------------------------------------------
   DEFICIT - END OF YEAR                                            $       (178,855)  $    (158,968)   $       (47,910)
-------------------------------------------------------------------------------------------------------------------------

   BASIC LOSS PER SHARE (note 15)                                   $          (0.12)  $        (0.92)  $         (0.08)
-------------------------------------------------------------------------------------------------------------------------
   DILUTED EARNINGS PER COMMON SHARE (note 15)                      $            N/A   $          N/A   $           N/A
-------------------------------------------------------------------------------------------------------------------------
   WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
   AFTER BONUS ELEMENT (note 15)                                         169,074,000      120,166,000       109,033,000
-------------------------------------------------------------------------------------------------------------------------


   The accompanying notes form an integral part of these consolidated financial statements.


   BREAKWATER RESOURCES LTD.
   CONSOLIDATED STATEMENTS OF CASH FLOWS
   For the Years Ended December 31, 2002, 2001 and 2000 (Expressed in thousands of Canadian dollars)

-------------------------------------------------------------------------------------------------------------------------
                                                                                 2002             2001              2000
-------------------------------------------------------------------------------------------------------------------------
   CASH (USED FOR) PROVIDED FROM
   OPERATING ACTIVITIES
   Net loss                                                           $      (19,887)  $     (111,058)   $       (8,749)
   Non-cash items:
        Depreciation and depletion                                            27,565           27,980            22,777
        Write-down of mineral properties and fixed assets (note 5)                 -           70,281            27,142
        Other non-cash items                                                   2,379            3,309            (4,749)
        Future income taxes (note 9)                                             822                -                 -
        Reclamation and closure cost accruals                                  2,894            4,126             1,470
-------------------------------------------------------------------------------------------------------------------------

   Payment of reclamation and closure costs                                   (5,126)          (1,996)             (171)
   Deferred losses on foreign exchange hedging contracts                          -            (2,003)                -
   Changes in non-cash working capital items (note 14)                       (11,198)          42,460           (13,692)
-------------------------------------------------------------------------------------------------------------------------
                                                                              (2,551)          33,099            24,028
-------------------------------------------------------------------------------------------------------------------------
   FINANCING ACTIVITIES
        Issue of common shares for cash (note 8)                              17,907              902             1,616
        Purchase of common shares for cancellation                                 -                -            (1,360)
        (Decrease) increase in short-term debt                                (3,495)         (27,962)           51,462
        Increase in long-term debt                                             2,390           13,266            20,937
-------------------------------------------------------------------------------------------------------------------------
                                                                              16,802          (13,794)           72,655
-------------------------------------------------------------------------------------------------------------------------

   INVESTING ACTIVITIES
        Reclamation deposits                                                    (150)             962              (781)
        Mineral properties and fixed assets                                  (10,971)         (21,662)          (34,619)
        Acquisition of Bouchard-Hebert and Langlois mines (note 2(a))              -                -           (63,485)
        Acquisition of Jascan Resources Inc. - net of cash acquired
        (note 2(b))                                                                -                -             2,145
-------------------------------------------------------------------------------------------------------------------------
                                                                             (11,121)         (20,700)          (96,740)
-------------------------------------------------------------------------------------------------------------------------
   INCREASE (DECREASE) IN CASH
   CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                               3,305            4,700             4,757
-------------------------------------------------------------------------------------------------------------------------
   CASH AND CASH EQUIVALENTS - END OF YEAR                            $        6,435   $        3,305    $        4,700
-------------------------------------------------------------------------------------------------------------------------

Supplemental Disclosure of Cash Flow Information
   Cash paid for:
        Interest                                                      $        3,539   $        5,681    $        6,671
        Income and mining taxes                                       $          588   $          699    $        1,735

   The accompanying notes form an integral part of these consolidated financial statements.

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

These consolidated financial statements of Breakwater Resources Ltd. (the "Company") have been presented using accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and satisfy its liabilities in the normal course of business.

During the years ended December 31, 2002, 2001 and 2000, the Company incurred net losses of $19,887,000, $111,058,000 and $8,749,000, respectively. The losses of the years ended December 31, 2001 and 2000 included non-cash write-downs of mineral properties and fixed assets of $70,281,000 and $27,142,000, respectively. As at December 31, 2002, the Company had working capital of $22,284,000 and a deficit of $178,855,000.

During 2002, the price of zinc, the Company's principal product, was at a 15 year low in absolute terms and at its lowest level in real terms since the 1930's and has declined steadily to this level since the beginning of 2001. The Company is not able to withstand low metal prices for an extended period of time without the ability to obtain cash required to maintain liquidity from sources other than operating cash flow.

Management of the Company has reviewed the Company's working capital requirements for the period ending December 31, 2003. The review was based on operating plans believed to be achievable assuming that there is a modest recovery in the price of zinc to US$800 per tonne. Based upon these assumptions and the estimated operating cash flow, capital expenditures and debt servicing requirements of the Company, it is estimated that the Company will be able to meet its cash requirements until December 31, 2003.

At the end of 2002, the Syndicated Credit Facility (see note 6) due for repayment on January 2, 2003, was restructured and the due date extended to January 2, 2004. The Company believes that it will not be able to repay its debt under the credit facilities on maturity on January 2, 2004, unless metal prices recover. Accordingly, the Company believes that it will be necessary for the Company to negotiate the extension, restructuring or replacement of the Syndicated Credit Facility prior to maturity on January 2, 2004.

These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, if the Company was unable to continue as a going concern.

     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

     PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Interests in joint ventures are consolidated on a proportionate basis. All inter-company accounts and transactions have been eliminated on consolidation.

     REVENUE RECOGNITION AND RECEIVABLES

Revenue is recognized following the transfer of title of metal concentrate and the determination of the final settlement price in accordance with the contractual arrangements with customers. Generally, the final settlement price is computed with reference to the average quoted metal prices for a specified period of time, normally one to three months subsequent to shipment to the customer. Concentrate sales and receivables are subject to adjustment on final settlement to reflect changes in weights and assays. Provisional payments made by customers upon receipt of shipments of metal concentrate are classified as current liabilities captioned as "Provisional payments for concentrate inventory shipped and not priced".

Substantially all of the Company's sales are made under long-term contracts.

     CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less. The Company invests cash in term deposits maintained in high credit quality institutions.

     CONCENTRATE INVENTORY

Concentrate inventory is valued at the lower of cost and net realizable value. Cost represents the average cost, and includes direct labour and material costs, mine site overhead and depreciation and amortization.

     MATERIALS AND SUPPLIES INVENTORY

         Materials and supplies inventory is valued at the lower of average cost and replacement cost.

     SHORT-TERM INVESTMENTS

         Short-term investments are carried at the lower of cost and quoted market value.

     MINERAL PROPERTIES AND FIXED ASSETS

The Company records its interest in mineral properties at cost and defers exploration and development expenditures. When the properties are brought into commercial production, the deferred costs are amortized on a unit-of-production basis using proven and probable reserves. Costs associated with exploration properties are deferred, on a project basis, until the economic viability of the project is determined.

If the properties are abandoned or sold, the cost of the mineral property and any related deferred expenditures are expensed as a write-down of mineral properties and fixed assets at that time. Administrative costs are expensed as incurred.

The carrying values of producing mineral properties including properties placed on a care and maintenance basis (see notes 5(e) and 5(f)) and related deferred expenditures are reviewed regularly and, where necessary, are written down to the estimated net recoverable amounts. Estimated future net cash flows, on an undiscounted basis, are calculated for each property using: estimated recoverable reserves (on the basis of current proven and probable reserves); estimated future zinc price realization (considering historical and current prices, price trends and related factors); and operating, capital and other cash flows. Estimates of future cash flows are subject to risks and uncertainties. It is possible that changes could occur which may affect the recoverability of the carrying value of mineral properties.

The carrying values of non-producing mineral properties and related deferred expenditures represent unamortized net costs incurred to date and do not necessarily reflect present or future values. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, upon the Company's ability to obtain the necessary financing to complete development and upon future profitable production.

Fixed assets are stated at cost. Depreciation is provided to reduce the original cost of fixed assets to estimated residual values over their useful lives. In calculating depreciation, the Company employs the straight-line method and the unit-of-production method. Principally, the rates of depreciation being applied using the straight-line method are intended to fully depreciate the related fixed assets over periods from 2 to 12 years.

     RECLAMATION AND SITE RESTORATION COSTS

The Company provides for estimated reclamation and site restoration costs, where reasonably determinable, net of salvage value, on a unit-of-production basis over the estimated economic life of the related mine. Costs are based on engineering estimates of the anticipated method and extent of site restoration. Collateral on deposit with third parties to fund reclamation costs is shown separately on the balance sheet as Reclamation Deposits. Estimates of the ultimate site restoration costs are based on current laws and regulations and expected costs to be incurred, all of which are subject to possible changes thereby impacting current determinations.

     TRANSLATION OF FOREIGN CURRENCIES

         DOMESTIC AND FOREIGN OPERATIONS

The Company reports its financial statements in Canadian dollars, while the currency of measurement for the Company's operations varies depending upon location.

The currency of measurement for the Company's operations domiciled in Canada is the Canadian dollar, while the currency of measurement for the Company's foreign operations is the US dollar, since all the Company's revenue, and a substantial portion of its expenses relating to the foreign operations, are in US dollars. US dollar amounts for the Company's foreign operations are translated to Canadian dollars for reporting purposes using the current rate method. Under the current rate method assets and liabilities are translated at the exchange rates in effect at the balance sheet date, revenues and expenses are translated at average rates for the year, and the resulting gains and losses are accumulated in a separate component of shareholders' equity, described in the consolidated balance sheet as cumulative translation adjustments.

As indicated above, the currency of measurement for the Company's foreign operations, including those in Honduras, Chile and Tunisia, is the US dollar. In each of these operations, the temporal method is used to translate local currency amounts into US dollars. Under the temporal method, all non-monetary items and the related depreciation are translated at the historical rates. Monetary assets and liabilities are translated at actual exchange rates in effect at the balance sheet date, revenues and expenses other than depreciation and depletion of capital assets are translated at the average rate of exchange for the year, and gains and losses on translation are reflected in income of the year.

Monetary assets and liabilities of the Company's domestic operations in Canada, denominated in US dollars, are translated at the rates of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the average rate of exchange for the year. Exchange gains and losses are included in income for the year.

     USE OF ESTIMATES

The preparation of financial statements, in accordance with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Management's estimates are made in accordance with mining industry practice. Actual results could differ significantly from those estimates. The assets and liabilities which require management to make significant estimates and assumptions in determining carrying values include accounts receivable, concentrate inventory, mineral properties and fixed assets, and reclamation and closure cost accruals.

     FINANCIAL INSTRUMENTS

The Company enters into derivative financial instrument contracts to manage certain market risks which result from the underlying nature of its business. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company uses forward contracts to hedge exposure to commodity price risk for metals production, and foreign exchange forward contracts to hedge exposure to fluctuations in foreign currencies, relating primarily to the US dollar. The Company has written call options to minimize exposure to commodity price risk. Non-option derivative financial instruments are accounted for using the accrual method as management views the contracts as effective hedges and has designated the contracts as hedges of specific exposures. Hedge effectiveness is assessed based on the degree to which the cash flows on the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are and continue to be effective. Realized and unrealized gains or losses on derivative contracts which qualify for hedge accounting are deferred and recorded in income when the underlying hedge transaction is completed. The premiums received at the inception of written call options are recorded as a liability until maturity. Changes in the fair value of the liability are recognized currently in income. Gains or losses (realized or unrealized) for derivative contracts which no longer qualify as hedges for accounting purposes or which relate to a hedged transaction that is no longer expected to occur are recorded in income.

     SHARE INCENTIVE PLAN

The Company has a share incentive plan (the "Plan"), which consists of a share purchase plan, a share option plan and a share bonus plan which is administered by the directors of the Company. The Plan provides that eligible persons thereunder include any director, employee (full-time or part-time), officer or consultant of the Company or any subsidiary thereof. The Plan is described in note 8. No compensation expense is recognized for the Plan when shares or share options are issued to employees. Shares issued under the Plan are recorded at the issue price. An optionee may elect under the Plan to terminate an option, in which case the optionee may receive consideration either in cash or shares of the Company, at the discretion of the Company, equal to the difference between the fair market value of the shares, as defined, and the exercise price. The consideration paid to the optionee in the event of such an election is charged to deficit.

     INCOME AND MINING TAXES

The provisions for income and mining taxes are based on the liability method. Future income taxes arise from the recognition of the tax consequences of temporary differences by applying substantively enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized. On business acquisitions, where differences between assigned values and tax bases of assets acquired and liabilities assumed exist, the Company recognizes the future income tax assets and liabilities for the tax effects of such differences.

Future withholding taxes are provided on the unremitted net earnings of foreign subsidiaries and associates to the extent that dividends or other repatriations are anticipated in the future and will be subject to such taxes.

     NEW PRONOUNCEMENTS

The Canadian Institute of Chartered Accountants ("CICA") issued amendments to Handbook Section 1650, "Foreign Currency Translation". Effective January 1, 2002, the standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments are to be applied retroactively with restatement of prior periods. The Company early adopted this amendment to the standard in the third quarter of 2001, and retroactively restated prior periods.

Effective January 1, 2002, the Company adopted the new CICA standard for stock-based compensation and other stock-based payments. This standard establishes criteria for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. The Company's share option plan is disclosed in note 8(e). The Company has elected not to use the fair value method of accounting and does not recognize compensation expense for its stock-based compensation plan for employees.

     2000 AND 2001 FIGURES

     Certain of the 2001 and 2000 figures have been reclassified to conform to the 2002 presentation.

2.       ACQUISITIONS

     2000

a)       Acquisition of Bouchard-Hebert and Langlois Mines

On May 19, 2000, the Company purchased the fixed assets and working capital of the Bouchard-Hebert Mine and the Langlois Mine, which are zinc, copper, gold and silver mines for cash of $63,485,000, including out-of-pocket costs of $3,229,000. Both mines are located in Quebec, Canada. The acquisitions have been accounted for using the purchase method and the results of the operations of the acquired mines are included in income from May 1, 2000.

         The Company's interest in the net assets acquired was allocated as follows:

            ($000's)
         ----------------------------------------------- -------------------
           Current assets                                           9,474
           Mineral properties and fixed assets                     63,152
           Reclamation deposits                                       371
           Current  liabilities                                    (6,450)
           Hedge contract liabilities                              (1,885)
           Long-term debt                                          (1,177)
         ----------------------------------------------- -------------------
         Total Cash Consideration                                   63,485

b)       Acquisition of Jascan Resources Inc.

On November 9, 2000, the Company purchased the entire outstanding common shares of Jascan Resources Inc. ("Jascan"), a natural resource investment company, by way of a court-approved plan of arrangement. On the same date Jascan was amalgamated with a wholly-owned subsidiary of the Company to form Watercan Inc. The purchase price comprised of:

         i) Cash of $14,187,000 including out-of-pocket expenses of $497,000; and
         ii) 9,491,162 common shares of the Company at an ascribed value of $1.75 per share.

The acquisition has been accounted for using the purchase method of accounting and the results of the operations have been consolidated from November 9, 2000. The Company's interest in the net assets acquired was allocated as follows:

            ($000's)
         ---------------------------------------------------------------------
           Cash                                                      16,332
           Short-term investments including commercial paper         11,114
           Other current assets                                       3,499
           Current liabilities                                         (148)
         ------------------------------------------------------ --------------
           Total                                                     30,797
         ------------------------------------------------------ --------------
         Total Consideration Comprised of:
           Cash                                                      14,187
           Common Shares of the Company                              16,610
         ------------------------------------------------------ --------------
                                                                     30,797

The fair value of the identifiable assets acquired exceeded the aggregate value of the consideration by $11,694,000. This amount has been allocated to short-term investments to eliminate this excess.

Realized gains of $278,000 (2001 - $8,599,000, 2000 - $1,095,000) from the sale of short-term investments acquired in the Jascan acquisition, are included in investment and other income. During 2002, the Company sold $17,000 (2001 - $5,519,000) of short-term investments.

3.       OTHER RECEIVABLES

            ($000's)                                       2002            2001
         --------------------------------------- --------------- ---------------
           Income and other taxes receivable             2,584           3,281
           Insurance claims receivable                     611               -
           Sundry                                        3,726           2,986
         --------------------------------------- --------------- ---------------

Insurance claims receivable at December 31, 2002 consist primarily of recoveries under business interruptions insurance relating to lost production at the Nanisivik Mine caused by a ball mill failure. These recoveries were included in revenue.

4.       RECLAMATION DEPOSITS AND RECLAMATION AND CLOSURE COST ACCRUALS

Collateral on deposit at December 31, 2002 of $1,387,000 (2001 - $1,237,000)
with third parties to fund reclamation costs is shown separately on the balance sheet as Reclamation Deposits. The Reclamation Deposits at December 31, 2002 and 2001 are for funding of reclamation costs at the Caribou Mine. In addition, at December 31, 2002, the Company has posted reclamation security bonds totalling $13,000,000 (2001 - $13,100,000).

          Reclamation and closure costs accruals by mine are as follows:

        ($000's)                                                                                 2002          2001
     ------------------------------------------------------------------------------------ ------------ -------------
     Nanisivik Mine                                                                             7,224        11,405
     Bouchard-Hebert Mine                                                                       3,076         2,514
     Bougrine Mine                                                                              2,339         1,302
     El Mochito Mine                                                                            1,794         1,561
     Caribou Mine                                                                               1,000         1,000
     El Toqui Mine                                                                                425           325
     ------------------------------------------------------------------------------------ ------------ -------------
     Total
     Less current portion included in accounts payable and accrued liabilities                  2,161         2,399
     ------------------------------------------------------------------------------------ ------------ -------------
                                                                                               13,697        15,708

The Nanisivik Mine was closed in September 2002, and in connection therewith, is expected to incur mine closure costs in 2003 of approximately $2,161,000.

5.       MINERAL PROPERTIES AND FIXED ASSETS

   ($000's)                                       2002                                         2001
---------------------------- -------------------------------------------- -------------------------------------------
                                            Accumulated                                   Accumulated
                                            Depreciation      Net Book                   Depreciation      Net Book
                                Cost       and Depletion        Value         Cost       and Depletion       Value
---------------------------- ----------- ------------------- ------------ ------------ ------------------ -----------
Equipment                       158,305           (108,237)     50,068        157,576           (92,923)    64,653
Mineral properties,
Buildings and
   improvements                 104,736            (63,089)     41,647        102,330           (59,724)    42,606
Development (1)                  60,489            (34,795)     25,694         77,405           (46,335)    31,070
Exploration (1)                  17,475                 (2)     17,473         41,245           (27,202)    14,043
---------------------------- ----------- ------------------- ------------ ------------ ------------------ -----------
                                341,005           (206,123)    134,882        378,556          (226,184)   152,372

(1) The cost and accumulated depletion for development and exploration costs as at December 31, 2002 exclude amounts related to the Nanisivik Mine as such costs were fully amortized in 2002.

       A summary of the write-downs of mineral properties and fixed assets is as follows:


        ($000's)                                              2002               2001               2000
     ------------------------------------------- ------------------ ------------------ ------------------
        Caribou Mine                                             -             53,450             26,448
        Nanisivik Mine                                           -             11,252                  -
        El Mochito Mine                                          -              2,505                  -
        Other Properties                                         -              3,074                694
     ------------------------------------------- ------------------ ------------------ ------------------
                                                                 -             70,281             27,142

         Mineral properties and fixed assets of the Company comprises of the following:

         (a)      El Mochito Mine $19,447,000 (2001 - $23,376,000)

         The El Mochito Mine is a zinc, lead and silver mine located in the Republic of Honduras.

         Deferred exploration costs were written down in 2002 by $nil (2001 - $2,505,000 and 2000 - $Nil).

         (b)      Nanisivik Mine $2,899,000 (2001 -  $5,857,000)

The Nanisivik Mine is a zinc and silver mine located on Strathcona Sound, Baffin Island, Nunavut, Canada. The fixed assets of $2,899,000 as at December 31, 2002, represents the net book value of plant and equipment located at the Nanisivik Mine which management believes will be realized on the ultimate disposition of mine equipment and property as part of the mine closure and site restoration activities. In 2001, as a result of depressed metal prices, the Company reassessed the carrying value of its properties on the basis set out in note 1, resulting in a write-down of this property of $11,252,000. The Nanisivik mine ceased operations on September 30, 2002.

         (c)      El Toqui Mine $23,596,000  (2001 - $23,576,000)

         The El Toqui Mine is a zinc and gold mine located 1,350 kilometres south of Santiago, Chile.

         (d)      Bouchard-Hebert Mine $18,452,000 (2001 - $25,901,000)

         The Bouchard-Hebert Mine is a zinc, copper, gold and silver mine located 30 kilometres northeast of Rouyn-Noranda, Quebec, Canada.

         (e)      Langlois Mine $37,166,000 (2001 - $36,297,000)

The Langlois Mine is a zinc, copper, gold and silver mine located 213 kilometres north of Val d'Or, Quebec, Canada. Mining activities at the Langlois Mine were suspended in November 2000, pending the completion of a feasibility study, which was completed in August 2001. Costs totalling $1,575,000 in 2002, ($2,196,000 in 2001), incurred primarily to upgrade resources to reserves and to maintain the assets in anticipation of reopening, have been capitalized.

         (f)      Caribou Mine $Nil (2001 - $Nil)

The Caribou Mine, a zinc, lead and silver mine, is located in the Province of New Brunswick, Canada.

The Caribou Mine was placed on care and maintenance in 1998. In 2000, the Company assessed the carrying value of the Caribou Mine and the property was written down by $26,448,000 to $53,994,000. The revised carrying value was determined on the basis set out in note 1.

In 2001, as a result of depressed metal prices, the Company reassessed the carrying value of its properties and the property was further written down by $53,450,000 to $nil.

         (g)      Bougrine Mine $24,458,000 (2001 - $29,843,000)

         The Bougrine Mine is a zinc and lead mine located 160 kilometres west of Tunis, Tunisia.

         (h)      Other Properties $8,864,000 (2001 - $7,522,000)

Other Properties are comprised of exploration properties held directly or through joint ventures. Management reviews the carrying values of these properties annually and in 2002 recorded a write-down of $nil (2001 - $3,074,000, 2000 - $694,000).

6.       SHORT-TERM DEBT

        ($000's)                                                                         2002               2001
     ----------------------------------------------------------------------- ----------------- ------------------
        Syndicated Credit Facility
        - Revolver                                                                     25,195             30,259
        Customer prepayments for zinc oncentrates (note 7)                              3,159              3,185
       Other                                                                            1,873                586
     ----------------------------------------------------------------------- ----------------- ------------------
                                                                                       30,227             34,030

On May 18, 2001, the Company completed a restructuring of its syndicated credit facility (the "Syndicated Credit Facility"), which included:

         i) Renewal of its revolving one-year US$45,000,000 credit facility (the "Revolver") with advances subject to an inventory and receivable borrowing base calculation and bearing interest at LIBOR plus 2.25%; and
         ii) Deferral of three quarterly payments due July 1, 2001, October 1, 2001 and January 1, 2002 on its four-year US$31,500,000 term credit facility (the "Term Credit Facility") bearing interest at LIBOR plus 2.375%.

The final payment of a one-year US$15,000,000 bridge credit facility was made on May 17, 2001. During August 2001, the Syndicated Credit Facility was further amended to require that the Company enter into additional financing arrangements totalling $16,000,000 by September 30, 2001, which date was subsequently extended to October 31, 2001.

On November 15, 2001, the Company completed a refinancing agreement whereby the balance of the Term Credit Facility of US$22,631,000 was increased by US$6,500,000 (the "Supplemental Term Facility"). Dundee Bancorp Inc. ("Dundee"), a significant shareholder of the Company, guaranteed the Supplemental Term Facility. Under the agreement, the Revolver was extended to January 2, 2003. In addition, compliance with the existing financial covenants was waived until January 2, 2003.

The Syndicated Credit Facility is secured by a pledge of the shares in the Company's operating subsidiaries, through guarantees by such subsidiaries, and through first charges on the Company's concentrate inventory and receivables and on the majority of the Company's mining assets.

In December 2002, the Syndicated Credit Facility that was due on January 2, 2003 was extended to January 2, 2004 and the interest rate on the Term Credit Facility was increased to LIBOR plus 2.75%. The amount of the Revolver was reduced from a cap of US$45,000,000 to US$30,000,000. In return for amending the Syndicated Credit Facility, the banking syndicate was granted share purchase warrants to purchase 2,000,000 common shares of the Company, at a price to be determined based on the price per share during the five trading days following the closing of the proposed amendment to the Syndicated Credit Facility. These warrants are exercisable until three years following the closing date. In addition, in consideration for extending its support of the Supplement Term Facility, Dundee was granted warrants to purchase 1,000,000 common shares of the Company on the same basis as the banking syndicate (see note 8(k)).

Interest expense on short-term debt during 2002 amounted to $1,979,000 (2001 - $3,018,000, 2000 - $5,018,000).

7.       LONG-TERM DEBT

        ($000's)                                                                         2002          2001
     ---------------------------------------------------------------------------- ------------ -------------
     Term Credit Facility (note 6)                                                     35,748        36,042
     Supplemental Term Facility (note 6)                                               10,267         3,822
     Reimbursable government assistance, discounted at rate of 8%.                      1,390         1,338
     Customer prepayments for zinc concentrates                                         3,159         6,370
     Other                                                                              1,033         1,989
     ---------------------------------------------------------------------------- ------------ -------------
     Total
     Less current portion                                                               3,159         3,185
     ---------------------------------------------------------------------------- ------------ -------------
                                                                                       48,438        46,376

The Term Credit Facility and the Supplemental Term Facility (see note 6) are repayable on January 2, 2004. The Term Credit Facility bears interest at LIBOR plus 2.75% and the Supplemental Term Facility bears interest at LIBOR plus
2.375%.

The current portion of long-term debt at December 31, 2002 and 2001 represents customer prepayments applicable to zinc concentrate shipments in 2003 and 2002.
Other long-term debt at December 31, 2002 and 2001 includes fees of $1,033,000 payable to Dundee Securities Corporation ("DSC"), a subsidiary of Dundee with respect to acquisitions in prior years (see note 11), payment of which has been deferred to January 2, 2004.

The fair value of the Company's long-term debt approximates its carrying value at December 31, 2002 and 2001.

Interest expense on long-term debt during 2002 amounted to $1,913,000 (2001 -
$2,506,000, 2000 - $1,817,000).

8.       CAPITAL STOCK

AUTHORIZED -      UNLIMITED COMMON SHARES
                  200,000,000 preferred shares

     Issued:
       Common shares
    (000's)                                                         Number of shares                 Amount
    ----------------------------------------------------------- --------------------- ----------------------
       As at December 31, 2000                                                92,039               $238,312
       Employee share purchase plan (d)                                          809                    702
       Employee share bonus plan (f)                                           1,000                    200
    ----------------------------------------------------------- --------------------- ----------------------
       As at December 31, 2001                                                93,848                239,214
       Rights offering, net of expenses (a)                                   94,455                 17,643
       Shares issued on reacquisition of assets (b)                            3,603                    638
       Employee share purchase plan (d)                                        1,375                    264
    ----------------------------------------------------------- --------------------- ----------------------
       As at December 31, 2002                                               193,281               $257,759

(a) On May 1, 2002, the Company completed a rights offering resulting in the issuance of 94,454,795 common shares of the Company ("Common Shares") at a price of $0.20 per share resulting in proceeds of $17,600,000, which are net of costs of issue of approximately $1,200,000.

(b) Under an agreement dated June 7, 2001, relating to the sale of certain assets acquired through the acquisition of Jascan in November 2000, the Company granted to the purchaser who acquired such assets, the right under certain circumstances to cause the Company to reacquire such assets in consideration for the issuance of Common Shares. In 2002, the purchaser exercised its rights and the Company issued 3,603,000 shares to reacquire certain assets. The number of Common Shares issued was determined based upon the ten-day weighted average trading price of the Common Shares immediately preceding the third party's notice of intent to acquire such Common Shares, less a ten percent discount. A director of the Company has a significant ownership interest in the purchaser that acquired the shares.

(c) Under an agreement dated November 30, 2001, relating to the resignation of an executive, the Company agreed to pay the executive a supplementary amount of up to $700,000 either in cash or Common Shares. The amount to be paid is based on a formula using the weighted-average trading price for the Common Shares for the month of January 2003. As at December 31, 2002, an amount of $618,000 representing 2,564,887 Common Shares was recorded based on the number of shares to be issued pursuant to the formula and is shown in the financial statements as "Common shares to be issued" in shareholders' equity. The supplementary amount paid in the form of Common Shares is included in general and administrative expenses.

(d) The share purchase plan entitles certain employees of the Company to contribute up to 5 percent or up to 10 percent of their annual basic salary, to purchase Common Shares. The Company matches each participant's contribution. The purchase price per Common Share is the weighted average of the trading prices of the Common Shares on The Toronto Stock Exchange (the "TSX") for the calendar quarter in respect of which the Common Shares are issued. Common Shares acquired with the Company's contribution are held in safekeeping and delivered to employees 12 months following their date of issue. The Company issued 1,375,000 Common Shares pursuant to the Share Purchase Plan during 2002 (2001 - 809,000).

(e) Pursuant to the share option plan, the directors have the authority to grant options and to establish the exercise price of the option at the time each option is granted, at a price not less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of the grant of such option.

         Options must be exercised no later than 10 years after the date of the grant and are subject to vesting provisions unless the directors of the Company determine otherwise. One third of the options granted become exercisable from the date of granting such options, and on a cumulative basis, one third at any time after the first anniversary date and the balance at any time after the second anniversary date.

         Optionees may elect to terminate options and receive the difference between the fair value of a Common Share and the exercise price of the option so terminated multiplied by the number of options being terminated in Common Shares or, with the consent of the Company, cash. The consideration paid upon such terminations is charged to deficit. There was no termination of options by optionees in 2002 or 2001.

         As at December 31, 2002, the outstanding share options of 8,796,000 expire at various dates between May 22, 2006 and June 9, 2012 and are exercisable at prices ranging from $0.18 to $8.20 per Common Share.

(f) On June 19, 2001, the Plan was amended to add a share bonus plan (the "Share Bonus Plan") to the Plan. The Share Bonus Plan permits Common Shares to be issued as a discretionary bonus to any director, employee (full-time or part-time), officer or consultant of the Company or any subsidiary thereof who is designated under the Share Bonus Plan from time to time. As at December 31, 2002 and 2001, the Company has issued 1,000,000 Common Shares under the Share Bonus Plan.

(g)      Options transactions were as follows:

                                                                                             Weighted
                                                                          Options            -average
                                                                          (000's)            Exercise
                                                                                                Price
     -------------------------------------------------------- -------------------- -------------------
        As at December 31, 2000                                             4,232               2.85
        Granted                                                             1,390               0.40
        Cancelled                                                            (363)              2.61
     -------------------------------------------------------- -------------------- -------------------
        As at December 31, 2001                                             5,259               2.21
        Granted                                                             3,895               0.19
        Cancelled                                                            (358)              2.39
     -------------------------------------------------------- -------------------- -------------------
        As at December 31, 2002                                             8,796              $1.31

         The following table summarizes information about the share options outstanding at December 31, 2002.

                                 Options Outstanding                                  Options Exercisable
     -------------------- ---------------------------------------------------- -------------------------------------
                              Number                                                 Number
                           Outstanding          Weighted-         Weighted-        Exercisable        Weighted-
      Range of Exercise     as at Dec.          Average           Average             as at            Average
           Prices            31, 2002          Remaining          Exercise        Dec. 31, 2002        Exercise
                             (000's)        Contractual Life        Price             (000's)           Price
     -------------------- --------------- --------------------- -------------- ------------------- -----------------
     $0.18 - $0.19             3,685          9 years 161 days       $0.19             1,228            $0.19
     $0.20 - $2.00             2,613          4 years 179 days       $0.81             2,383            $0.83
     $2.05 - $3.35             1,561          4 years 142 days       $2.92             1,561            $2.92
     $3.75 - $8.20               937          6 years 164 days       $4.45               937            $4.45

(h) The Company's share option plan is disclosed in note 8(e). The Company has elected not to use the fair value method of accounting and does not recognize compensation expense for its stock-based compensation plan for employees. Had compensation expense for the stock-based compensation plan for employees been determined based upon the fair value of awards granted on or after January 1, 2002, the Company's net loss for the year ended

         December 31, 2002, would have increased by $183,000. However the loss per share for the year ended December 31, 2002, would have been unchanged.

         The fair value of each option grant is estimated on the balance sheet date using Black-Scholes option-pricing model with the following weighted-average assumptions:


        Exercise price per Common Share                               $0.19
        Quoted market price per Common Share at date of grant         $0.19
        Expected life (years)                                          1-10
        Risk free interest rate                                       5.21%
        Expected volatility                                             62%
        Dividend yield                                                   0%

(i) In consideration for restructuring the Syndicated Credit Facility (see note 6) in May 2001, the Company granted to the members of the syndicate ("the Lenders") warrants to purchase 300,000 Common Shares at $1.57 per share. The warrants were exercisable until November 29, 2002 (see note 8(j)). No value was ascribed to these warrants on the date of issue.

(j) In consideration for restructuring the Term Credit Facility on November 15, 2001 (see note 6), in March 2002 and May 2002, the Company granted to the Lenders warrants to purchase an aggregate of 1,000,000 Common Shares at $0.21 per share. The warrants are exercisable until May 8, 2005. No value was ascribed to these warrants on the date of issue. Dundee also received warrants to purchase an aggregate of 30,801,410 Common Shares at $0.20 per share. One-half of the warrants are exercisable until March 2, 2007 and the remainder are exercisable until May 2, 2007; no value was ascribed to these warrants on the date of issue. As at December 31, 2002, none of these warrants have been exercised.

         In addition, as part of the restructuring of the Syndicated Credit Facility in 2001, the Company agreed to amend the terms of the outstanding warrants issued to the Lenders to purchase an aggregate of 300,000 Common Shares at a price of $1.57 per share until November 29, 2002, to change the exercise price of such warrants to $0.21 per share and the expiry date of the warrants to the earlier of May 8, 2005 and thirty days following the date the 10-day weighted-average trading price of the Common Shares on the TSX exceeds $0.28 per share. The exercise price is based on the five-day weighted-average trading price of the Common Shares on the TSX following the completion of the Rights Offering.

(k) Under an agreement reached on December 23, 2002 with the Lenders and Dundee (see note 6), the Company, in consideration for restructuring its existing credit facilities granted to the Lenders and Dundee the right to purchase 2,000,000 and 1,000,000 Common Shares respectively, at an exercise price based on the weighted-average trading price on the TSX of the Common Shares during the five trading days following the closing of the proposed amendment to the Syndicated Credit Facility. This closing occurred in March 2003. The value ascribed to the warrants to be issued of $97,000 is included in the financial statements at December 31, 2002 as contributed surplus and interest and financing expense, respectively.

         The fair value of each of the above option grants, has been estimated on the balance sheet date using Black-Scholes option-pricing model with the following weighted-average assumptions:

         Estimated exercise price per Common Share                    $0.25
         Quoted market price per Common Share at date of grant        $0.16
         Expected life (years)                                            3
         Risk free interest rate                                      3.23%
         Expected volatility                                            46%
         Dividend yield                                                  0%

         The quoted market value of the Company's Common Shares as at December 31, 2002 was $0.14.

(l) In 2001, the Company negotiated the deferral of payments of treatment charges with several of its customers. As consideration for the deferral of payments, the Company issued warrants to purchase 90,893 Common Shares at $0.50 per share. The warrants are exercisable until June 30, 2003. No value was ascribed to these warrants on the date of issue. As at December 31, 2002, no warrants have been exercised.

9.       INCOME AND MINING TAXES

Income and mining taxes differ from the amount computed by applying the statutory federal income tax rate for the year ended December 31, 2002 of 39 percent (2001 - 39%; 2000 - 44%) to the net loss (earnings), excluding income and mining taxes. The differences are summarized as follows:

($000's)                                                                           2002          2001          2000
--------------------------------------------------------------------------- ------------ ------------- -------------
Tax recovery at statutory rate                                                  (7,762)      (43,303)       (3,100)
Federal resource allowance                                                        (289)           470       (1,266)
Unrecognized tax benefit relating to losses                                       5,781        42,312       10,595
Different effective tax rates on earnings (losses) in foreign subsidiaries        2,725           712       (4,888)
Benefit of previously unrecognized losses available for carry forward             (246)            -             -
Other                                                                              (88)           483         (865)
Mining taxes (recovery)                                                           (345)         (650)        1,228
--------------------------------------------------------------------------- ------------ ------------- -------------

As at December 31, 2002, the significant components of the Company's future income tax assets (liabilities) were as follows:

        ($000's)
     -------------------------------------------------------------------------- ------------------
        Loss carry forwards                                                                30,562
        Mineral properties and fixed assets                                                63,887
        Reclamation and closure cost accruals                                               5,005
     -------------------------------------------------------------------------- ------------------
        Future income tax assets before valuation allowance                                99,454
        Valuation allowance                                                               100,276
     -------------------------------------------------------------------------- ------------------
        Future income tax liabilities (d)                                                    (822)

         (a) At December 31, 2002, the Company has net operating loss carry forwards in Canada of approximately $50,700,000, which expire at various dates through 2009. In addition, the Company has approximately $47,300,000 of resource expenditures that are limited in their deduction to income from specific properties.

         (b) At December 31, 2002, the Company has net operating loss carry forwards in Chile of approximately $42,900,000, which do not expire.

         (c) At December 31, 2002, the Company has net operating loss carry forwards in Honduras of approximately $16,500,000, which will expire four years after the Company in Honduras generates its first taxable profit.

         (d) The future tax liabilities arise from temporary differences between the net book value of the Company's mineral properties and fixed assets for financial reporting purposes and their basis for purposes of computing Quebec mining taxes.

10.      FINANCIAL INSTRUMENTS

The Company manages its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates by entering into derivative financial contracts in accordance with the formal risk management policy approved by the Company's Board of Directors and managed by the Company's Hedge Committee. The Company does not hold or issue derivative contracts for speculation or trading purposes.

The Company's short-term financial instruments, made up of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, and short-term debt are carried at cost which, due to their short-term nature, approximates their fair value. The fair value of the long-term debt is disclosed in note 7.

Such fair value estimates are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential taxes and other transaction costs have not been considered in estimating fair value.

     CREDIT RISK

The Company is subject to credit risk through trade receivables. The Company manages this risk through evaluation and monitoring processes. Although the Company has a number of significant customers, they are all established and creditworthy customers. Credit risk is further mitigated through the use of provisional payment arrangements, the use of letters of credit and credit insurance where appropriate. Credit risk also relates to derivative contracts arising from the possibility that a counterparty to an instrument in which the Company has an unrealized gain fails to perform. The Company transacts only with highly-rated counterparties. The Company does not consider the credit risk associated with these financial instruments to be significant.

     FOREIGN EXCHANGE HEDGING

In 2001, the Company announced its intention to close the Nanisivik Mine in September 2002 (see note 5(b)). Accordingly, foreign exchange contracts totalling US$25,000,000 originally designated as hedges of anticipated 2003 operating costs at the Nanisivik Mine were no longer considered as effective hedges. Consequently these contracts are being marked to market, resulting in a gain of $608,000 being recorded in the year ended December 31, 2002 (2001 - a loss of $3,162,000).

Foreign exchange hedges totalling US$26,000,000 designated as hedges of 2002 operating costs at the Nanisivik Mine, matured in 2001 realizing losses of $2,003,000 which amounts were deferred until the related costs were recognized in 2002. The balances remaining as at December 31, 2002 of $nil and as at

December 31, 2001 of $2,003,000 are shown on the balance sheet as "Deferred losses on foreign exchange hedging contracts".

     FOREIGN EXCHANGE RISK

The Company operates using principally the Canadian dollar and the US dollar, and as such may be negatively affected by fluctuations in foreign exchange rates. The Company manages this risk by minimizing the number of transactions that result in the settlement currency differing from the currency of the initial transaction. In addition, the Company's sales are denominated primarily in US dollars, while a significant percentage of its expenses are denominated in non-US dollars. This exposes the Company to increased volatility in earnings due to fluctuations in foreign exchange rates. The Company periodically uses forward foreign exchange contracts to hedge the exchange rates on identifiable foreign currency exposures. Gains and losses on these contracts are reported as a component of the related transactions.

The Company had the following foreign exchange contracts outstanding at December 31, 2002 and 2001:

                         2002                    US ($000's)      Exchange Rate                 Maturity
        ---------------------------------------- ------------ ---------------------- -------------------------------
           US dollar forward
              sales against Canadian dollar            5,000     Cdn$1.5540                          2003

           2001
        ---------------------------------------- ------------ ---------------------- -------------------------------
           US dollar forward
             sales against Canadian dollar            30,000     Cdn$1.4802                     2002-2003
           Euro forward
            purchases against US dollar                1,500      US$0.8899              January 2002 - May 2002

     COMMODITY PRICE RISK

The profitability of the Company is directly related to the market price of metals produced. The Company reduces price risk by hedging against the price of metals for a proportion of its production.

The main tools available to protect against price risk are forward contracts and options. Various strategies are available using these tools including spot deferred and synthetic puts.

The Company periodically enters into forward sales to effectively provide a minimum price for a portion of inventories and future production. Gains and losses are recognized on these contracts when revenue from the related product is recognized. The Company also periodically enters into written call options. No call options have been entered into in either the year 2001 or 2002 other than those described below.
A substantial commodity hedge position was assumed as of May 1, 2000, in connection with the acquisition of the Bouchard-Hebert and Langlois Mines (see note 2(a)). The fair value of the hedge derivatives at the date of acquisition was a liability of $5,700,000. This liability forms part of the net assets acquired and liabilities assumed on the acquisition and is being brought into income when the underlying hedged contract is completed.

The carrying value of the hedge position liability as at December 31, 2002 was $nil, as all hedged transactions were recognized prior to that date, ($1,434,000 at December 31, 2001 which exceeded the fair value by $1,431,000).

The Company had no contracts outstanding as at December 31, 2002. The following contracts were outstanding as at December 31, 2001:

          December 31, 2001             Quantity           Average Price/lb (US)               Maturity
     ---------------------------------------------------------------------------------------------------------------
     Zinc call options                   23,867 tonnes            $1,253           January  - December 2002
     Copper call options                  2,275 tonnes            $1,625           January  - July 2002
     Silver call options                630,000 ounces             $4.44           January  - July 2002
     Gold call options                   10,500 ounces           $275.83           January  - July 2002

In June 2001, the Company sold a series of copper, gold and silver calls for the period August 2001 to July 2002 at average prices of US$1,825/tonne, US$275.83/oz and US$4.44/oz respectively, for premiums totalling US$760,000.

     INTEREST RATE RISK

The Company currently has various operating lines of credit and long-term debt that tie interest payments to the bank prime or LIBOR lending rates. The Company is, therefore, exposed to interest rate risk through fluctuations in these interest rates.

11.      RELATED PARTY TRANSACTIONS

All related party transactions are disclosed elsewhere in these consolidated financial statements (see notes 6, 7 and 8) except for the following:

         (a) The Company and DSC, entered into an agreement in late 1998, for DSC to act as the exclusive financial advisor to the Company. The agreement was for an initial term of one year and thereafter year to year until cancelled, and provided the Company with the right to cancel the agreement. The Company was obligated to pay to DSC a monthly work fee of $25,000 up to a maximum of $250,000 per annum and an advisory fee of up to one percent of the value of any transaction (the amount being dependent on the type of transaction) completed by the Company and 0.5 percent of any equity or debt financing. Pursuant to the terms of the agreement, the Company is obligated to pay DSC a fee of $543,000 in connection with the acquisition of the Bouchard-Hebert Mine and the Langlois Mine by the Company in May 2000, a fee of $715,000 in connection with the refinancing of the Company in April 2000 resulting in the Syndicated Credit Facility, a fee of $101,500 in connection with a public offering of Common Shares completed by the Company in May 1999 and a fee of $75,000 in connection with a restructuring of the credit arrangements of the Company completed in March 1999. The agreement was terminated by the Company effective December 31, 2000. The unpaid balance of $1,000,000 for the above fees has been deferred to January 2, 2004 and is included in long-term debt as at December 31, 2002 and 2001 (see note 7).

         (b) The Company and Black Hawk Mining Inc. ("BHK"), a company under common significant influence by Dundee, entered into an agreement on April 1, 2002, for the Company to manage BHK's mining operation for a fee of US$100,000 (approximately Cdn$157,000) per annum plus a bonus to be calculated based on a formula. The Company also provides logistic and procurement services to BHK which enables both companies to reduce costs and negotiate favourable terms for the purchase of materials and supplies. The companies share office space and the Company charges BHK for certain administrative services.

                  Transactions for the year 2002 for sale of supplies and charges for rent and administrative services totalled $1,827,000 (2001 - $ 913,000, 2000 - $376,000). These
                  transactions have been reflected in the statements of operations as cost recoveries and accordingly, as reductions in either direct operating costs or general and administrative expenses. In addition, the Company sold surplus equipment to BHK in 2002 for proceeds of $146,000.

                  Other accounts receivable at December 31, includes the following amounts due from BHK:

             ($000's)                2002               2001               2000
         -----------------------------------------------------------------------
            For:
               Supplies               773                211                111
               Services               341                 61                 13

         -----------------------------------------------------------------------
                                    1,114                272                124

         Interest will be charged on overdue amounts receivable from BHK at commercial rates.

12.      CONTINGENCIES AND COMMITMENTS

         CONTINGENCIES

         (a) The Company and TOTC, a former subsidiary of the Company, are defendants in an action commenced in the Ontario Court (General Division) on June 18, 1996 by John W. Sheiles, formerly president of TOTC, claiming arrears of base salary, salary in lieu of vacation pay, expenses and commissions aggregating approximately US$185,000 and damages of US$500,000 for wrongful termination of his employment contract. The Company has filed a statement of defense and is of the opinion that the claim is without merit.

         (b) On October 10, 2002, the Nunavut Water Board ("NWB") issued to CanZinco Ltd. (a wholly-owned subsidiary of the Company) a renewal of its water license, for a period of 5.5 years commencing on October 1, 2002. One of the conditions contained in the renewal license was a requirement that the Company guarantee the financial security required by the license. NWB has established that the amount of security required by the license is $17,600,000. Of that amount, $5,000,000 was previously posted in the form of indemnity bonds pursuant to the expired water license. The issue of the outstanding balance of $12,600,000 was to have been addressed by the Company within 30 days of the issuance of the water license.

                  By way of letter dated November 8, 2002, the Company committed to the Department of Indian Affairs and Northern Development ("DIAND"), the federal government agency that deals with the form of financial security pursuant to a water license issued by NWB, that it would provide to DIAND a guarantee in the form of an unsecured promissory note in the amount of $11,600,000, later changed to $12,600,000. On February 20, 2003, CanZinco delivered a promissory note in the amount of $1,000,000, with the balance of $11,600,000 under discussion as to amount and form.

                  As at December 31, 2002, the balance of the accrual for current and long-term reclamation, site restoration and closure costs with respect to the Nanisivik Mine is $7,224,000. This accrual includes all obligations that the Company estimates will arise from the requirements of the water license. Any excess in the amount of the unsecured promissory note provided to DIAND over actual reclamation and closure costs accrued will not result in reporting a liability in addition to the amount accrued since any such excess would give rise to a financial asset in the form of a receivable from DIAND which would offset the excess and would be reported net on the balance sheet.

         (c) In accordance with the standard industry practice, the Company seeks to obtain bonding and other insurance in respect of its liability for costs associated with the reclamation of mine, mill and other sites used in its operations and against other environmental liabilities imposed by statute. Due to recent developments which have affected the insurance and bonding markets worldwide, such bonding and/or insurance may be difficult or impossible to obtain in the future, or may only be available at significant additional cost. In the event that such bonding and/or insurance cannot be obtained by the Company or is obtainable only at significant additional cost, the Company may become subject to financial liabilities which may affect its financial resources.

         (d) The Company is also involved in legal proceedings and claims, which arise in the ordinary course of its business. The Company believes these claims are without merit and is vigorously defending them. In the opinion of the management, the amount of ultimate liability with respect to these actions will not materially affect the financial position, results of operations or cash flows of the Company.

         (e) The Company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

     LEASE COMMITMENTS

The Company is committed to operating leases for business premises as follows:

          ($000's)
            2003                                              307
            2004                                               34
            2005                                               26

13.      SEGMENT INFORMATION

The Company operates primarily in the mining industry. Operations in the Americas and Tunisia include the production and sale of zinc, lead and copper concentrates which also contain silver and gold.

The accounting policies used by these segments are the same as those described in the Summary of Significant Accounting Policies (see note 1).

As the products and services in each of the reportable segments, except for corporate activities, are essentially the same, the reportable segments have been determined at the level where decisions are made on the allocation of resources and capital, and where internal financial statements are available.


SEGMENT INFORMATION

For  the Year  Ended  December 31, 2002
($000's)

----------------------------- ------------------------- ---------------------------------------------- --------- --------- ---------
                                                                                                                 Corporate  Consol-
Geographical location               Latin America                           Canada                      Tunisia  and other  idated
----------------------------- -------- -------- ------- -------- -------- ---------- -------- -------- --------- --------- ---------
                                El        El                               Bouchard-
                              Mochito    Toqui          Nanisivik Caribou    Hebert  Langlois           Bougrine
Operating Segment               Mine      Mine   Total    Mine     Mine      Mine      Mine    Total      Mine
----------------------------- -------- -------- ------- -------- -------- ---------- -------- -------- --------- --------- ---------
Net revenue                    38,143   22,309  60,452   36,021        -     49,702        -   85,723    22,441         -   168,616
Depreciation and depletion     (6,030)  (2,395) (8,425)  (2,873)       -     (9,125)       -  (11,998)   (7,077)      (65)  (27,565)
Reclamation and closure          (813)    (135)   (948)    (319)       -       (562)       -     (881)   (1,065)        -    (2,894)
costs
(Loss) contribution from
mining activities              (2,905)     594  (2,311)  (1,647)       -      3,075        -    1,428    (8,548)      (65)   (9,496)
General and administrative          -        -       -        -        -          -        -        -         -    (6,198)   (6,198)
Interest and financing              -        -       -        -        -          -        -        -         -    (5,122)   (5,122)
Investment and other income         -        -       -        -        -          -        -        -         -       912       912
Foreign exchange gain               -        -       -        -        -          -        -        -         -       669       669
Other non-producing
property costs                      -        -       -        -   (1,678)         -     (107)  (1,785)        -       909      (876)
Income and mining tax
recoveries                        (95)       -     (95)     602        -        (99)       6      509      (165)      (25)      224
Net (loss) earnings            (3,000)     594  (2,406)  (1,045)  (1,678)     2,976     (101)     152    (8,713)   (8,920)  (19,887)

Capital expenditures            2,347    2,859   5,206       17        -      1,676      867    2,560     1,966     1,239    10,971
Identifiable assets            47,901   33,667  81,568   17,141    3,587     28,586   38,786   88,100    36,716    16,996   223,380

Information about major
customers


    Of the Company's total consolidated net revenue in 2002, revenue from one customer of $35,331,000 consisted of $33,686,000 from the Bouchard-Hebert Mine, and $1,645,0000 from the El Mochito Mine.

For the Year Ended December 31, 2001
($000's)

----------------------------- ------------------------- ---------------------------------------------- --------- --------- ---------
                                                                                                                 Corporate  Consol-
Geographical location               Latin America                           Canada                      Tunisia  and other  idated
----------------------------- -------- -------- ------- -------- -------- ---------- -------- -------- --------- --------- ---------
                                El        El                               Bouchard-
                              Mochito    Toqui          Nanisivik Caribou    Hebert  Langlois           Bougrine
Operating Segment               Mine      Mine   Total    Mine     Mine      Mine      Mine    Total      Mine
----------------------------- -------- -------- ------- -------- -------- ---------- -------- -------- --------- --------- ---------
Net revenue                    33,643   22,400  56,043   27,519        -     51,360        -   78,879    26,879          -  161,801
Depreciation and depletion     (5,902)  (3,053) (8,955)  (4,075)       -     (6,326)       -  (10,401)   (8,529)       (95) (27,980)
Reclamation and closure costs    (818)     (65)   (883)    (255)     (81)    (1,924)       -   (2,260)     (983)         -   (4,126)
(Loss) contribution from
mining activities              (6,564)    (733) (7,297) (20,276)     (81)     7,737        -  (12,620)   (3,480)       (95) (23,492)
General and administrative          -        -       -        -        -          -        -        -         -     (7,481)  (7,481)
Interest and financing              -        -       -        -        -          -        -        -         -     (7,946)  (7,946)
Investment and other income         -        -       -        -        -          -        -        -         -      9,224    9,224
Foreign exchange loss               -        -       -        -        -          -        -        -         -     (4,720)  (4,720)
Write-down of mineral
properties and fixed assets    (2,505)       -  (2,505) (11,252) (53,450)         -        -  (64,702)        -     (3,074) (70,281)
Other non-producing property
costs                            (115)       -    (115)       -   (2,147)         -     (462)  (2,609)        -       (452)  (3,176)
Foreign exchange hedging loss       -        -       -   (3,162)       -          -        -   (3,162)        -          -   (3,162)
Income and mining taxes           (27)       -     (27)     155        -        467       28      650         2       (649)     (24)
Net (loss) earnings            (9,211)    (733) (9,944) (34,535) (55,678)     8,204     (434) (82,443)   (3,478)   (15,193)(111,058)

Capital expenditures            2,442    5,471   7,913    3,932     (544)     1,701    4,141    9,230     3,015      1,504   21,662
Identifiable assets            48,698   34,161  82,859   35,645    3,826     33,242   39,632  112,345    43,569     12,796  251,569

Information about major customers


    Of the Company's total consolidated net revenue in 2001, revenue from one customer of $29,090,000 consisted of $23,745,000 from the Bouchard-Hebert Mine, $2,842,0000 from the El Mochito Mine and $2,503,000 from the El Toqui Mine, and revenue from another customer of $16,401,000 consisted of $5,719,000 from the El Mochito Mine, $2,807,000 from the Bougrine Mine, $4,074,000 from the Bouchard-Hebert Mine and $3,801,000 from the Nanisivik Mine.


   For  the Year Ended December 31, 2000
  ($000's)
----------------------------- ------------------------- ---------------------------------------------- --------- --------- ---------
                                                                                                                 Corporate  Consol-
Geographical location               Latin America                           Canada                      Tunisia  and other  idated
----------------------------- -------- -------- ------- -------- -------- ---------- -------- -------- --------- --------- ---------
                                El        El                               Bouchard-
                              Mochito    Toqui          Nanisivik Caribou    Hebert  Langlois           Bougrine
      Operating Segment        Mine      Mine    Total     Mine    Mine      Mine      Mine    Total      Mine
----------------------------- -------- -------- ------- -------- -------- ---------- -------- -------- --------- --------- ---------
Net revenue                     32,992   23,670  56,662   47,073        -     21,688    8,092   76,853   33,073         -   166,588
Depreciation and depletion      (4,580)  (3,415) (7,995)  (3,865)        -    (2,850)    (632)  (7,347)  (7,340)      (95)  (22,777)
Reclamation and closure costs     (249)     (62)   (311)    (297)               (590)       0     (887)    (272)        -    (1,470)
Contribution (loss) from
mining activities                2,771    1,446   4,217   15,720        -      7,979      (41)  23,658    9,000       (95)   36,780
General and administrative           -        -       -        -        -          -        -        -        -    (7,322)   (7,322)
Interest and financing               -        -       -        -        -          -        -        -        -    (8,192)   (8,192)
expenses
Investment and other income          -        -       -        -        -          -        -        -        -     4,892     4,892
Foreign exchange loss                -        -       -        -        -          -        -        -        -    (1,399)   (1,399)
Write-down of mineral
properties and fixed assets          -        -       -        -  (26,448)         -        -  (26,448)       -      (694)  (27,142)
Other non-producing property
costs                                -        -       -        -   (2,301)         -     (961)  (3,262)       -    (1,400)   (4,662)
Income and mining taxes             (2)       -      (2)    (643)       -       (675)      90   (1,228)     (36)     (438)   (1,704)
Net (loss) earnings              2,769    1,446   4,215   15,077  (28,749)     7,304     (912)  (7,280)   8,964   (14,648)   (8,749)

Capital expenditures             6,145   10,108  16,253    8,235      750      1,992    1,018   11,995    6,365         6    34,619
Identifiable assets             59,921   33,856  93,777   48,758   57,916     44,825   38,618  190,117   53,290    23,269   360,453

         Information about major customers

Of the Company's total consolidated net revenue in 2000, revenue from one customer was $31,153,000 consisted of $18,708,000 from the Bouchard-Hebert Mine, $8,805,000 from the Langlois Mine, $2,279,000 from the El Mochito Mine and
$1,361,000 from the El Toqui Mine and revenue from another customer of $21,814,000 consisted of $15,099,000 from the Nanisivik Mine, $4,867,000 from the El Toqui Mine and $1,848,000 from the Bougrine Mine.

14.      ANALYSIS OF CHANGES IN NON-CASH WORKING CAPITAL ITEMS

          ($000's)
                                                             ---------------------------------------------------
                                                                        2002             2001             2000
                                                             ---------------------------------------------------

          Accounts receivable - concentrate                          (13,976)           8,496              211
          Other receivables                                             (654)           8,631           (7,867)
          Concentrate and supplies inventory                          25,200           17,390          (22,148)
          Short-term investments                                           -            4,158            7,291
          Prepaid expenses and other current assets                      183            1,058              213
          Provisional payments for concentrate inventory
          shipped and not priced                                     (18,108)          (7,519)          (1,717)
          Accounts payable and accrued liabilities                    (2,963)          10,772           10,358
          Income and mining taxes payable                               (880)            (526)             (33)

                                                             ---------------------------------------------------
                                                                     (11,198)          42,460          (13,692)
                                                             ---------------------------------------------------

15.      LOSS PER SHARE

Basic Loss per Share ("EPS") has been calculated using the weighted average number of shares outstanding during the year. The diluted EPS gives effect to the exercise of all outstanding options and warrants. Diluted earnings per common share data is not presented in 2002, 2001 and 2000, as the exercise of options would not have been dilutive in those years.

The calculation of diluted earnings per share has been computed using the treasury stock method which assumes that options and warrants with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the period, or time of issue. In applying the treasury stock method, options and warrants with an exercise price greater than the average quoted market price of the Common Shares are not included in the calculation of diluted earnings per share as the effect is anti-dilutive. The average quoted market price of the Common Shares during 2002 was $0.20 (2001 - $0.86; 2000 - $2.65).

On May 1, 2002, the Company completed a rights issue with an exercise price of $0.20 per share. The market value of the Common Shares on April 2, 2002, the day prior to trading ex-rights was $0.37 per share. As a result of the bonus element in the rights issue, the basic loss per share and the weighted average number of Common Shares outstanding have been adjusted retroactively as follows:

        (000's)
     ------------------------------------------------------------------------------------------------------
                                                                       2002           2001            2000
     ------------------------------------------------------------------------------------------------------
        Loss per share - before bonus element                         $0.12          $1.20           $0.10
        Loss per share - after bonus element                          $0.12          $0.92           $0.08
        Diluted earnings per share - before bonus element               N/A            N/A             N/A
        Diluted earnings per share - after bonus element                N/A            N/A             N/A

        Weighted average number of shares outstanding               159,684         92,560          83,985
        Additional shares due to bonus element                        9,390         27,606          25,048
     ------------------------------------------------------------------------------------------------------
        Weighted average number of shares outstanding
        after bonus element                                         169,074        120,166         109,033
     ------------------------------------------------------------------------------------------------------

16.      RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING
         PRINCIPLES

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Cdn. GAAP") which are different in some respects from those applicable in the United States of America ("U.S. GAAP") and from practices prescribed by the United States Securities and Exchange Commission.

Material variations between balance sheet items and statements of operations items as shown in the consolidated financial statements under Cdn. GAAP and the amounts determined using U.S. GAAP are as follows:

                                                     Consolidated Balance Sheets

                                                                    Deferred
                                                      Short-term    Losses on   Accounts
                                          Mineral     Investments    Foreign    Payable      Other
                                        Properties    (included in   Exchange     and        Compre-
   (Expressed in thousands of Canadian     and        Cash and Cash   Hedging    Accrued     hensive           Contributed   Capital
dollars)                                Fixed assets  Equivalents)  Contracts  Liabilities   Income   Deficit    Surplus     Stock
------------------------------------------------------------------------------------------------------------------------------------
   As at December 31, 2002
   As shown in the consolidated
     financial statements under
     Cdn. GAAP                             $134,882        $30       $    -     $25,577        $ -   ($178,855)   $1,582   $257,759
   Shares issued to promoters or
      shareholders in exchange
      for non-monetary assets (a)            (1,568)                                                    12,638              (14,206)
   Adjustment relating to stock-based
      compensation to
      non-employees (b(i))                                                                                 (48)       48
   Adjustment relating to stock-based
      compensation to senior officer
      (b(ii))                                                                                             (156)      156
   Adjustment relating to write-down of     (2,287)                                                     (2,287)
      El Toqui Mine (c)
   Adjustment relating to exploration       (7,202)                                                     (7,202)
      expenditures (d)
   Adjustment relating to unrealized
      gains on short-term
      investments (f)                                      142                                142

------------------------------------------------------------------------------------------------------------------------------------
   According to U.S. GAAP                  $123,825       $172       $    -     $25,577      $142    ($175,910)   $1,786   $243,553
====================================================================================================================================

                                          (Restated -                                               (Restated -
                                            See (d)                                                   See (d)
                                             below)                                                    below)
   As at December 31, 2001
   As shown in the consolidated
      financial statements unde
      Cdn. GAAP                            $152,372       $ 68       $2,003     $43,985      $  -    ($158,968)    $1,485  $239,214
    Shares issued to promoters or
      shareholders in exchange
      for non-monetary assets (a)           (1,915)                                                     12,291              (14,206)
   Adjustment relating to stock-based
      compensation to non-employees
      (b(i))                                                                                               (48)       48
   Adjustment relating to stock-based
      compensation to senior officer
      (b(ii))                                                                                             (156)      156
   Adjustment relating to write-down of        (305)                                                      (305)
      Nanisivik Mine (c)
   Adjustment  relating to depreciation
      and depletion\(c)                          69                                                         69
   Adjustment relating to exploration        (5,052)                                                    (5,052)
      expenditures (d)
   Adjustment relating to unrealized
      gains on short-term investments (f)                  430                                430
   Adjustment for mark-to-market of
      Hedge Contract    Liability (h)                                            (1,431)                 1,431
   Adjustment for deferred losses on
      foreign exchange  hedging
      contracts (i)                                                  (2,003)                            (2,003)
------------------------------------------------------------------------------------------------------------------------------------
   According to U.S. GAAP                  $145,169       $498       $    -     $42,554      $430    ($152,741)   $1,689   $225,008
====================================================================================================================================

                                                                 151


                      Consolidated Statements of Operations

   (Expressed in thousands of Canadian dollars, except for per              2002         2001         2000
share information)
-----------------------------------------------------------------------------------------------------------
                                                                                    (Restated -
                                                                                      See (d)
                                                                                       below)
   Loss as shown in the consolidated financial
       statements under Cdn. GAAP                                       ($19,887)   ($111,058)     ($8,749)
   Additional (expense) income:
   Adjustment to depletion in connection with shares
       issued to promoters or shareholders (a)                               347         472          417
   Adjustment to recognize stock-based compensation to                                   (48)        (272)
       non-employees (b(i))
   Adjustment to recognize stock-based compensation to senior
       officer (b(ii))                                                                  (156)
   Adjustment  relating to write-down of the El Toqui Mine,
       (2001 - Nanisivik Mine,    2000 - Caribou Mine) (c)                (2,287)       (305)     (18,180)
   Adjustment relating to depreciation and depletion (c)                                  69
   Adjustment relating to write-off of exploration expenditures (d)       (2,150)     (3,772)        (266)
   Cumulative effect of change in accounting principle (d)                                         (1,014)
   Adjustment for marked-to-market of Hedge Contract Liability (h)                     1,431        1,288
   Adjustment to write-off deferred losses on foreign exchange                        (2,003)
       hedging contracts (i)
-----------------------------------------------------------------------------------------------------------
   Net Loss under U.S. GAAP                                             ($23,977)  ($115,370)    ($26,776)
===========================================================================================================

   Basic loss per share under U.S. GAAP                               $    (0.14)  $   (0.96)    $  (0.25)
   Diluted earnings per share under U.S. GAAP                         $      N/A   $     N/A     $    N/A
   Effect of U.S. GAAP adjustments on basic loss per share            $    (0.02)  $   (0.04)    $  (0.17)


     CONSOLIDATED STATEMENTS OF OPERATIONS PRESENTATION:

Under U.S. GAAP, the measure "(Loss) contribution from Mining Activities" is not a recognized term and would therefore not be presented. "(Loss) contribution from Mining Activities" when adjusted for the items in the table below is comparable to the terminology "Loss from operations" under U.S. GAAP.

The following table reconciles "(Loss) contribution from Mining Activities under Cdn. GAAP" to "Loss from operations under U.S.
GAAP"

   (Expressed in thousands of Canadian dollars)                         2002                2001             2000
-------------------------------------------------------------------------------------------------------------------
                                                                                     (Restated -
                                                                                         See (d)
                                                                                          below)
   (Loss) contribution from Mining Activities under Cdn. GAAP   $   (9,496)     $       (23,492)     $     36,780
   General and administrative                                       (6,198)              (7,481)          (7,322)
   Write-down of mineral properties and fixed assets                                    (70,281)         (27,142)
   Other  non-producing property costs                                (876)              (3,176)          (4,662)
-------------------------------------------------------------------------------------------------------------------
   Loss from operations under U.S. GAAP                         $  (16,570)     $      (104,430)     $    (2,346)
===================================================================================================================

   For U.S. GAAP purposes, the components of non-operating income (loss) are as follows:
   (Expressed in thousands of Canadian dollars)                         2002                2001             2000
-------------------------------------------------------------------------------------------------------------------

   Interest and financing                                       $    (5,122)    $        (7,946)     $    (8,192)
   Investment and other income                                          912               9,224            4,892
   Foreign exchange gain (loss) on US dollar denominated debt           669              (4,720)          (1,399)
   Foreign exchange hedging loss                                                         (3,162)
-------------------------------------------------------------------------------------------------------------------
   Non-operating loss for U.S. GAAP                             $    (3,541)    $        (6,604)     $    (4,699)
===================================================================================================================


The following table reconciles "Net loss under U.S. GAAP" to "Comprehensive loss under U.S. GAAP"

   (Expressed in thousands of Canadian dollars)                        2002                  2001             2000
-------------------------------------------------------------------------------------------------------------------
   Net loss under U.S. GAAP                                 $      (23,977)     $       (115,370)     $   (26,776)
   Change in cumulative translation adjustments account             (2,353)                 6,873            3,848
   Adjustment relating to unrealized gains on short-term
     investments                                                       142                   430            2,514
-------------------------------------------------------------------------------------------------------------------
   Comprehensive loss under U.S. GAAP                       $      (26,188)     $       (108,067)     $    (20,414)
===================================================================================================================

There are no differences in cash flows provided from operating activities, financing activities and investing activities as presented in the statements of cash flows under Cdn. and U.S. GAAP except that, under U.S. GAAP the determination of cash provided from operating activities would reflect the net
(loss) earnings under U.S. GAAP (as opposed to Cdn. GAAP) with appropriate adjustments to non-cash items and non-cash working capital items with respect to adjustments disclosed in the balance sheet and statement of operations schedules above to arrive at the same cash flow from operating activities amount under both Cdn. and U.S. GAAP.

Also, the sub-total within the "Cash (Used for) provided from operating activities" under "Operating Activities" is not permitted; therefore the reader should disregard the sub-total of $13,773,000, $(5,362,000) and $37,891,000 for
2002, 2001 and 2000, respectively for U.S. GAAP purposes.

                   Differences between Cdn. GAAP and U.S. GAAP

         a. Transfer of Non-monetary Assets from Promoters or Shareholders in Exchange for Shares

                  Under Cdn. GAAP, non-monetary assets acquired in exchange for common shares of the Company should be valued at the fair market value of the consideration given, unless the fair value of the consideration given is not clearly evident, in which case the acquisition should be accounted for at the fair value of the net assets acquired.

                  The Securities and Exchange Commission's interpretative response to U.S. Accounting Principles Board Opinion No. 29 requires that non-monetary assets transferred from promoters or shareholders in exchange for common shares of the Company be recorded at the transferor's historical cost.

         b.       Accounting for Stock-Based Compensation

                  i) Under U.S. GAAP, options granted to non-employees would be fair valued and accounted as compensation expense. Under current Cdn. GAAP, effective January 1, 2002, options granted to non-employees are also valued under the fair value method. However, in accordance with Cdn. GAAP in effect prior to January 1, 2002, the Company did not recognize compensation expense for options granted to non-employees. For purposes of determining compensation expense under U.S. GAAP for 2001 and 2000, the fair value of each option grant has been estimated on the balance sheet date using Black-Scholes option-pricing model with the following weighted-average assumptions:

   ------------------------------- --------------------------------------------
                                                Years ended December 31,
   ------------------------------- --------------------------------------------
                                               2001                  2000
   ------------------------------- --------------------- ----------------------
      Expected life (years)                    1.58                    1
   ------------------------------- --------------------- ----------------------
      Risk free interest rate                 5.25%                  5.35%
   ------------------------------- --------------------- ----------------------
      Expected volatility                      136%                   71%
   ------------------------------- --------------------- ----------------------
      Dividend yield                            0%                    0%
   ------------------------------- --------------------- ----------------------

   ------------------------------- --------------------- ----------------------

                  ii) During 2001, as part of an employment agreement with a former senior officer, the Company had granted stock options to this individual, which fully vested on the date of the grant.

                           Under Cdn. GAAP, the Company accounted for the options in accordance with the Company's accounting policy for stock options. Under U.S. GAAP the direct award of stock would be accounted for at the fair value of the stock on the date of the award. The fair value of each option grant is estimated on the balance sheet date using Black-Scholes option-pricing model with assumptions of a 3-year expected life, risk free interest rate of 5.25%, an expected volatility of 136% and an dividend yield of 0%.

                  iii) The Company does not recognize compensation expense for its stock-based compensation plans under either U.S. or Cdn. GAAP. Had compensation cost for the stock option plans been determined based upon fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No.123 - "Accounting for Stock-Based Compensation" and SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment to SFAS 123", the Company's pro forma net loss and loss per share would be as follows:

       -------------------------------------------------------- ----------------- ------------------ -----------------
          (Expressed in thousands of Canadian dollars, except per         2002                2001              2000
               share amount)
       -------------------------------------------------------- ----------------- ------------------ -----------------
          Net loss applicable to common shares per U.S. GAAP
                As reported                                           (23,977)           (115,370)          (26,776)
                Add: Stock compensation costs                            (183)               (543)           (1,011)
                                                                ----------------- ------------------ -----------------
                Pro forma                                             (24,160)           (115,913)          (27,787)
                                                                ----------------- ------------------ -----------------
          Loss per share, basic and diluted
                As reported                                            $(0.14)             $(0.96)           $(0.25)
                Pro forma                                              $(0.15)             $(1.25)           $(0.33)



The fair value of each option grant is estimated on the balance sheet date using
Black-Scholes option-pricing model with the following weighted-average assumptions:

       ------------------------------------------- ------------------------------------------------------------------
                                                                        Years ended December 31,
       ------------------------------------------- --------------------- ---------------------- ---------------------
                                                               2002                  2001                   2000
       ------------------------------------------- --------------------- ---------------------- ---------------------
          Expected life (years)                              1 - 10                 1 - 10                1 - 10
       ------------------------------------------- --------------------- ---------------------- ---------------------
          Risk free interest rate                             5.21%                  5.25%                 5.35%
       ------------------------------------------- --------------------- ---------------------- ---------------------
          Expected volatility                                  62%                   136%                   71%
       ------------------------------------------- --------------------- ---------------------- ---------------------
          Dividend yield                                        0%                    0%                     0%
       ------------------------------------------- --------------------- ---------------------- ---------------------

       ------------------------------------------- --------------------- ---------------------- ---------------------

         c)       Write-down of Mineral Properties and Fixed Assets

                  Following an evaluation of the Company's mineral properties and fixed assets on the basis set out in Note 1 of the Company's 2002 consolidated financial statements, an additional $2,287,000 (2001 - $305,000, 2000 - $18,180,000)
                  would be written off in 2002 as a result of applying SFAS 121, "Accounting for the impairment of long-lived assets and for long-lived assets to be disposed of". These differences arise from the requirement under U.S. GAAP to discount future cash flows from impaired properties. Under Cdn. GAAP, future cash flows from impaired properties are not discounted. As a consequence of the difference in impairment write-downs, under U.S. GAAP, depreciation and depletion would be reduced in 2002 by $nil, ($69,000 in 2001 and $nil in 2000).

         d.       Exploration Expenditures

                  Under Cdn. GAAP, the Company defers certain exploration expenditures. When the properties are brought into commercial production, the deferred costs are amortized on the unit-of-production basis. If the properties are abandoned or sold, the deferred expenditures are expensed at that time. Securities and Exchange Commission published interpretations with respect to the extractive industry have stated that under U.S. GAAP exploration expenditures during the exploration stage prior to determination of the existence of commercially minable ore bodies are required to be expensed as incurred. Prior to 2000, for U.S. GAAP purposes the Company deferred such costs. Under U.S. GAAP, the Company expenses exploration costs of non-producing properties as incurred. In 2002, the Company determined that it should have written off additional expenses incurred in 2001 of $3,663,000 that should have been written off in 2001. Accordingly, the net loss previously reported in 2001 for U.S. GAAP purposes has been restated. The effect of the restatement was to increase the loss by $3,663,000 with a corresponding reduction in mineral properties and fixed assets and an increase in deficit as at December 31, 2001, respectively.

         e.       Comprehensive Income

                  Under SFAS No. 130, "Reporting Comprehensive Income", all components of comprehensive income are to be reported in the period in which they are recognized. It requires that an entity classify items of other comprehensive income by their nature in a financial statement and disclose the accumulated balance of other comprehensive income separately from retained earnings (deficit) and additional paid in capital.

         f.       Short-term Investments

                  Under Cdn. GAAP, unrealized gains on short-term investments are not recorded. Under U.S. GAAP, unrealized gains (losses) on short-term investments are recorded in other comprehensive income.

         g.       Derivative Instruments and Hedging Activities

                  On January 1, 2001, the Company adopted the Financial Accounting Standards Board ("FASB") Statement No.133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), and the corresponding amendments under FASB Statement No.138 ("SFAS 138"). SFAS 133 requires that all derivative financial instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders' equity (as a component of other comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. SFAS 138 amends certain provisions of SFAS 133 to clarify four areas causing difficulties in implementation.

                  The cumulative effect of adopting SFAS 133, as amended by SFAS 138, did not have a material impact on the Company's consolidated results of operations, financial position, or cash flows.

                  Under both Cdn. and U.S. GAAP, except for the hedge contract liability and deferred losses on foreign exchange hedge contracts as described below, the Company marked-to-market its derivative instruments and the resulting unrealized gains (losses) are charged to income in the current year.

         h.       Hedge Contract Liability

                  Under Cdn. GAAP, the commodity hedge position assumed during 2000 (see note 10 of the Company's consolidated financial statements) had been set up as a liability and was being brought into income when the underlying hedge transaction is recognized. Under U.S. GAAP, the hedge position would not meet the criteria for hedge accounting and would be marked-to-market at the end of each year. The resulting unrealized gains (losses) would be taken into income in the relevant year. The carrying value of the hedge position as at December 31, 2002 and 2001 was $nil, as all hedged transactions were recognized prior to December 31, 2001.

         i.       Deferred Losses on Foreign Exchange Hedging Contracts

                  Foreign exchange hedges totalling US$26,000,000 designated as hedges of 2002 operating costs at the Nanisivik Mine, matured in 2001 realizing losses of $2,003,000 which amounts were deferred under Cdn. GAAP until the related costs were recognized in 2002, (see Note 10 of the Company's consolidated financial statements). Under U.S. GAAP, these losses did not qualify for hedge accounting and, accordingly, were charged to income in the year incurred.

         j.       Cumulative Translation Adjustments Account

                  Under Cdn. GAAP, the unrealized translation gains and losses on the Company's net investment in self-sustaining operations translated using the current rate method accumulate in a separate component of shareholders' equity described as "Cumulative translation adjustment" on the consolidated balance sheet. Under U.S. GAAP, the unrealized foreign exchange gains and losses would not accumulate in a separate component of shareholders' equity but rather as an adjustment to accumulated other comprehensive income.

         k.       Accounts Payable and Accrued Liabilities

                  Included in accounts payable and accrued liabilities are amounts for accounts payable and accrued expenses, respectively, as follows:


    ($000's)                                                                 2002          2001
------------------------------------------------------------------------------------------------
   Accounts payable                                                        13,070        24,389
   Payroll and severance accrual                                            5,183         4,210
   Utilities cost accrual                                                   2,589         2,020
   Deferred zinc hedge revenue                                                  -         2,460
   Deferred foreign exchange hedge                                            170         3,162
   Deferred treatment charges                                                   -         1,001
   Reclamation and closure cost accruals - current portion                  2,161         2,399
   Hedge contract liability - current portion                                   -         1,434
   Financing cost accrual                                                      17           195
   Capital taxes accrual                                                      168           511
   Other accruals                                                           2,219         2,204
------------------------------------------------------------------------------------------------
                                                                           25,577        43,985

l.       Recent Accounting Pronouncements

         U.S. STANDARDS

In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 amends SFAS 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies", and requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time, the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement, SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. The Company has not yet determined the impact of this Statement on its financial statements.

In June 2002, the FASB issued Statement No. 146, "Accounting for Cost Associated with Exit or Disposal Activities" (SFAS 146), which addresses issues relating to the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS 146 is effective for exit and disposals activities initiated after December 31, 2002 and requires that these costs be recognized when the liability is incurred and not at project initiation. The Company has not yet determined the impact of this Statement on its financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51 - Consolidated Financial Statements to those entities defined as "Variable Interest Entities" (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of a "controlling financial interest" or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003. The Company does not conduct any transactions through special purpose entities and does not expect FIN 46 to have an impact on its financial statements.

In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45), which is effective for financial periods ending after December 15, 2002. FIN 45 defines guarantees to include indemnifications granted pursuant to contractual arrangements as well as contingent consideration. For the year ended December 31, 2002, the Company had no guarantees other than those already disclosed in Note 12 - "Contingencies" of the Company's consolidated financial statements.

         CANADIAN STANDARDS

In 2002, the Canadian Institute of Chartered Accountants' ("CICA") issued Handbook Sections 3063 - Impairment of Long Lived Assets and 3475 - Disposal of Long Lived Assets and Discontinued Operations to harmonize with SFAS 144. The standards will require an impairment loss to be recognized when the carrying amount of an asset held for use exceeds the sum of undiscounted cash flows. The impairment loss would be measured as the amount by which the carrying amount exceeds the fair value of the asset. An asset held for sale is to be measured at the lower of carrying cost or fair value less cost to sell. In addition, this guidance broadens the concept of a discontinued operation and eliminates the ability to accrue operating losses expected between the measurement date and the disposal date. Section 3063 is effective for fiscal years beginning on or after April 1, 2003, and Section 3475 applies to disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003. The sections will be applied prospectively with early adoption encouraged.

In 2002, the Accounting Standards Board of the CICA issued Accounting Guidelines No. 13 that increase the documentation, designation and effectiveness criteria to achieve hedge accounting. The guidelines requires the discontinuance of hedge accounting for hedging relationships established that do not meet the conditions at the date it is first applied. It does not change the method of accounting for derivatives in hedging relationships, but requires fair value accounting for derivatives that do not qualify for hedge accounting. The new guideline is applicable for fiscal years commencing July 1, 2003. The Company is of the opinion that this standard will not have any impact on its results of operations and financial position.

In 2003, the Accounting Standards Board of the CICA issued Accounting Guideline No. 14 - Disclosure of Guarantee. The guideline requires the disclosure of guarantees including indemnification pursuant to contractual arrangement. This guideline is consistent with FIN 45 described above.

ITEM 18. FINANCIAL STATEMENTS

         Not applicable.

ITEM 19. EXHIBITS

         Exhibit Table and Index to Exhibits

         (A) refers to documents previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended
              December 31, 2001.
         (B) refers a document previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2000.
         (C) refers to a document previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended
              December 31, 2001.
         (D) refers to a document previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended
              December 31, 2001.

         Exhibits in parentheses are references to the Exhibit No. of the filing indicated.

         Exhibit Number

         1.       Articles of Incorporation and By-laws

         1.1      Articles (A)(Exhibit 1-1)
         1.2 By-law No. 1 as amended and restated and as in effect on the date hereof.

         4        Compensatory Plans and Arrangements

         4(c)(1) Employment agreement - Colin K. Benner(B)(Exhibit 4(c)(1)) 4(c)(2) Termination Agreement - Gordon F. Bub(C)(Exhibit 4(c)(1)) 4(c)(3) Share Incentive Plan (D)(Exhibit 4(c)(2))

         21.1     Subsidiaries

         99.1 Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

         Signatures

         The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused the undersigned to sign this annual report on its behalf.

                            Breakwater Resources Ltd.



May 16, 2003                (signed) Rene Galipeau
                            --------------------------------------------------

                            Rene R. Galipeau
                            Executive Vice President and Chief Financial Officer

                                 CERTIFICATION
            PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Colin K. Benner, certify that:

     1. I have reviewed this annual report on Form 20-F of Breakwater Resources Ltd.;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

         a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                            /s/ Colin K. Benner
Date:  May 16, 2003
                                            ------------------------------------
                                            By: Colin K. Benner
                                            Title: Chief Executive Officer

                                  CERTIFICATION
            PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Rene R. Galipeau, certify that:

     1. I have reviewed this annual report on Form 20-F of Breakwater Resouces Ltd.;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

         a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


                                               /s/ Rene R. Galipeau
Date:  May 16, 2003
                                               ---------------------------------
                                               By: Rene R. Galipeau
                                               Title: Chief Financial Officer