Form 20-F/A
period 2002-12-31
BREAKWATER RESOURCES LTD
filed 2003-11-26
CIK 782875

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F/A

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
       ------------------------------------------- --------------------- ---------------------- ---------------------

       ------------------------------------------- --------------------- ---------------------- ---------------------

         c) Write-down of Mineral Properties and Fixed Assets

                  Following an evaluation of the Company's mineral properties and fixed assets on the basis set out in Note 1 of the Company's 2002 consolidated financial statements, an additional $2,287,000 (2001 - $305,000, 2000 - $18,180,000)
                  would be written off in 2002 as a result of applying SFAS 121, "Accounting for the impairment of long-lived assets and for long-lived assets to be disposed of" and SFAS 144, "Accounting for the impairment on disposal of long-lived assets.". These differences arise from the requirement under U.S. GAAP to discount future cash flows from impaired properties. Under Cdn. GAAP, future cash flows from impaired properties are not discounted. As a consequence of the difference in impairment write-downs, under U.S. GAAP, depreciation and depletion would be reduced in 2002 by $nil, ($69,000 in 2001 and $nil in 2000).

         d.       Exploration Expenditures

                  Under Cdn. GAAP, the Company defers certain exploration expenditures. When the properties are brought into commercial production, the deferred costs are amortized on the unit-of-production basis. If the properties are abandoned or sold, the deferred expenditures are expensed at that time. Securities and Exchange Commission published interpretations with respect to the extractive industry have stated that under U.S. GAAP exploration expenditures during the exploration stage prior to determination of the existence of commercially minable ore bodies are required to be expensed as incurred. Prior to 2000, for U.S. GAAP purposes the Company deferred such costs. Under U.S. GAAP, the Company expenses exploration costs of non-producing properties as incurred. In 2002, the Company determined that it should have written off additional exploration expenses related to non-producing properties incurred in 2001 of $3,663,000 that should have been written off in 2001. Accordingly, the net loss previously reported in 2001 for U.S. GAAP purposes has been restated. The effect of the restatement was to increase the loss by $3,663,000 with a corresponding reduction in mineral properties and fixed assets and an increase in deficit as at December 31, 2001, respectively.

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