Form 20-F
period 2003-12-31
BREAKWATER RESOURCES LTD
filed 2004-05-21
CIK 782875

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

       For the fiscal year ended__________December 31, 2003______________

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

      For the transition period from _________________ to ________________

   Commission file number                            782875
                          ---------------------------------------------------
                            BREAKWATER RESOURCES LTD.
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                 (Translation of Registrant's name into English)

                                     Canada
                 (Jurisdiction of incorporation or organization)

                                    Suite 950
                            95 Wellington Street West
                                Toronto, Ontario
                                     M5J 2N7
                                     Canada
                    (Address of principal executive offices)

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

                             as at December 31, 2003
                             -----------------------

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

        Yes (X)                                                      No ( )

INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW.

        Item 17 (X)                                             Item 18 ( )

GLOSSARY OF TERMS..............................................................5
FORWARD-LOOKING STATEMENTS.....................................................7
PART I.........................................................................8
     ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS........8
        A. DIRECTORS AND SENIOR MANAGEMENT.....................................8
        B. ADVISORS............................................................8
        C. AUDITORS............................................................8
     ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE......................8
        A. OFFER STATISTICS....................................................8
        B. METHOD AND EXPECTED TIMETABLE.......................................8
     ITEM 3.      KEY INFORMATION..............................................9
        A. SELECTED FINANCIAL DATA.............................................9
        B. CAPITALIZATION AND INDEBTEDNESS....................................10
        C. REASONS FOR THE OFFER AND USE OF PROCEEDS..........................10
        D. RISK FACTORS.......................................................10
     ITEM 4.      INFORMATION ON THE COMPANY..................................14
        A. HISTORY AND DEVELOPMENT OF THE COMPANY.............................14
        B. BUSINESS OVERVIEW..................................................20
        C. ORGANIZATIONAL STRUCTURE...........................................21
        D. PROPERTY, PLANTS AND EQUIPMENT.....................................22
     ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS................70
     ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.................106
        A. DIRECTORS AND SENIOR MANAGEMENT...................................106
        B. COMPENSATION......................................................110
        C. BOARD PRACTICES...................................................112
        D. EMPLOYEES.........................................................115
        E. SHARE OWNERSHIP...................................................116
     ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..........121
        A. MAJOR SHAREHOLDERS................................................121
        B. RELATED PARTY TRANSACTIONS........................................121
        C. INTERESTS OF EXPERTS AND COUNSEL..................................123
     ITEM 8.      FINANCIAL INFORMATION......................................123
     ITEM 9.      THE OFFER AND LISTING......................................124
        A. OFFER AND LISTING DETAILS.........................................124
        B. PLAN OF DISTRIBUTION..............................................125
        C. MARKETS...........................................................125
        D. SELLING SHAREHOLDERS..............................................125
        E. DILUTION..........................................................125
        F. EXPENSES OF THE ISSUE.............................................125
     ITEM 10. ADDITIONAL INFORMATION.........................................125
        A. SHARE CAPITAL.....................................................125
        B. MEMORANDUM AND ARTICLES OF ASSOCIATION............................125
        C. MATERIAL CONTRACTS................................................129
        D. EXCHANGE CONTROLS.................................................129
        E. TAXATION..........................................................129
        F. DIVIDENDS AND PAYING AGENTS.......................................130
        G. STATEMENT BY EXPERTS..............................................130
        H. DOCUMENTS ON DISPLAY..............................................130
        I. SUBSIDIARY INFORMATION............................................130
     ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.....130
     ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.........130
PART II......................................................................130
     ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES................130
     ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
              AND USE OF PROCEEDS............................................131
     ITEM 15. CONTROLS AND PROCEDURES........................................131

     ITEM 16. [RESERVED]....................................................131
PART III....................................................................132
     ITEM 17. FINANCIAL STATEMENTS..........................................132
     ITEM 18. FINANCIAL STATEMENTS..........................................165
     ITEM 19. EXHIBITS......................................................166

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this document.

"COMMON SHARES" means the common shares of Breakwater Resources Ltd.

"COMPANY" means Breakwater Resources Ltd., organized under the laws of Canada.

"INDICATED RESOURCE" means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. See "Mineral Reserve and Resource Estimates".

"INFERRED RESOURCE" means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. See "Mineral Reserve and Resource Estimates".

"MEASURED RESOURCE" means that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. See "Mineral Reserve and Resource Estimates".

"MINERAL RESERVE" means the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. See "Mineral Reserve and Resource Estimates".

"MINERAL RESOURCE" means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. See "Mineral Reserve and Resource Estimates".

"NET SMELTER ROYALTY" or "NSR" means a royalty based on the gross proceeds received from the sale of minerals less the cost of smelting, refining, freight and other related costs.

"OUNCE" OR "OZ." means a troy ounce or 20 pennyweights or 480 grains or 31.103 grams.

"PROVEN MINERAL RESERVE" means the economically mineable part of a measured resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. See "Mineral Reserve and Resource Estimates".

"PROBABLE MINERAL RESERVE" means the economically mineable part of an indicated, and in some circumstances a measured resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. See "Mineral Reserve and Resource Estimates".

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

"WARRANTS" means the common share purchase warrants issued on January 28, 2004, each such warrant is exercisable for one Common Share at an exercise price of $1.00 per share until January 27, 2009.

     For ease of reference, the following factors for converting imperial measurements into metric equivalents are provided:

------------------------------ ---------------------------------------- -----------------
      TO CONVERT IMPERIAL
      MEASUREMENTS UNITS              TO METRIC MEASUREMENT UNITS           MULTIPLY BY
------------------------------ ---------------------------------------- -----------------
   Acres                          Hectares                                   0.404686
------------------------------ ---------------------------------------- -----------------
   Feet                           Metres                                      0.30480
------------------------------ ---------------------------------------- -----------------
   Miles                          Kilometres                                 1.609344
------------------------------ ---------------------------------------- -----------------
   Ounces (troy)                  Grams                                       31.1035
------------------------------ ---------------------------------------- -----------------
   Short tons                     Tonnes                                     0.907185
------------------------------ ---------------------------------------- -----------------
   Troy ounces per ton            Grams per tonne                             34.2857
------------------------------ ---------------------------------------- -----------------

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

FORWARD-LOOKING STATEMENTS

     This Form 20-F of the Company for the financial year ended December 31, 2003, contains forward-looking statements within the meaning of the United States Private Securities Reform Act of 1995. When used in this Form 20-F, the words "anticipate", "believe", "intend", "estimate", "plans", "projects", "expect", "will", "budget", "could", "may", and similar expressions are intended to identify forward-looking statements, but the fact that any of these words does not appear does not mean that the statement is not forward-looking. To the extent that this Form 20-F contains forwarding-looking statements regarding the financial condition, operating results, business prospects or any other aspect of the Company, please be advised that the actual financial conditions, operating results and business performance of the Company may differ materially from that anticipated, projected or estimated in such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond the control of the Company, that could cause actual events or results to differ from those reflected in the forward-looking statements. These include, without limitation,

o    metal prices fluctuations,
o    risks and uncertainties relating to the interpretation of drill results,
o the geology, grade and continuity of mineral deposits, and the possibility that future exploration, development or mining results will not be consistent with the expectations of the Company,
o    accidents,
o    equipment breakdowns,
o labour disputes or other unanticipated difficulties with, or interruptions in, production,
o the potential for delays in exploration or development activities or the completion of feasibility studies,
o political risks involving the operations of the Company in Honduras, Chile and Tunisia and the policies of other nations towards companies doing business in these jurisdictions,
o the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses,
o    failure to obtain adequate financing on a timely basis,
o possible fluctuations in and volatility of operating results and financial condition,
o    inability to carry out exploration and production plans,
o    loss of key executives,
o    changes in interest rates,

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

ITEM 3.  KEY INFORMATION

     A.   Selected financial data.

     The following financial information with respect to the five years ended December 31, 2003 and as of December 31, 2003, 2002, 2001, 2000 and 1999 has
been derived from the Company's audited consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles ("Cdn. GAAP"). A reconciliation of certain material variations in the financial information from that which would be provided if the financial statements were prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") is provided in Item 17 Financial Statements, Note 15 to the Financial Statements. The following should be read in conjunction with Item 5 - "Operating and Financial Review and Prospects".

---------------------------------------- ------------- ------------- -------------- ------------- -------------
($000's except for per share numbers          2003          2002           2001          2000        1999
and ratio) (1)
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Gross Revenue                                 207,591       305,354        304,037       301,850       236,135
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Treatment and Marketing Costs                  83,581       136,738        142,236       135,262       105,440
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Net Revenue                                   124,010       168,616        161,801       166,588       130,695
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Total Operating Costs                         129,631       178,112        185,293       129,808       107,814
---------------------------------------- ------------- ------------- -------------- ------------- -------------
(Loss) Contribution from
   Mining Activities                           (5,621)       (9,496)       (23,492)       36,780        22,881
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Net Earnings (Loss)                             7,118       (19,887)      (111,058)       (8,749)       12,917
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Basic Earnings (Loss) per share                  0.03         (0.12)         (0.92)        (0.08)         0.17
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Diluted Earnings per Share                       0.03           N/A            N/A           N/A          0.16
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Cash Provided From
   (Used For) Operating
   Activities(2)                               14,708         8,647         (9,361)       37,720        30,058
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Capital Expenditures                           10,621        10,971         21,662        34,619        17,546
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Weighted Number of Common
   Shares Outstanding                         211,411       169,074        120,166        83,985        77,691
---------------------------------------- ----------------------------------------------------------------------
Diluted Number of Common
   Shares Outstanding                             N/A           N/A            N/A           N/A        78,689
---------------------------------------- ----------------------------------------------------------------------
Number of Common
   Shares Outstanding                         285,790       193,281         93,848        92,039        82,301
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Working Capital                                36,147        22,284          5,048        23,881        40,054
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Total Assets                                  175,635       223,380        251,569       360,453       261,020
---------------------------------------- ------------- ------------- -------------- ------------- --------------
Total Debt                                     25,846        78,665         80,406        90,280        16,700
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Shareholders' Equity (Net assets)             113,699        95,596         98,576       201,859       190,015
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Net Debt to Net Debt plus Equity                  15%           43%            44%           30%            6%
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Book Value per Share                             0.40          0.49           1.05          2.19          2.31
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Capital Stock                                 287,743       257,759        239,214       238,312       221,446
---------------------------------------- ------------- ------------- -------------- ------------- -------------
Dividends Declared                                Nil           Nil            Nil           Nil           Nil
---------------------------------------- ------------- ------------- -------------- ------------- -------------
(1) For U.S. GAAP equivalent figures refer to Item 17 - Financial Statements, Note 15.
(2) Before changes in non-cash working capital items.

     On May 7, 2004, the Bank of Canada mid-market rate for the conversion of United States dollars into Canadian dollars was $1.3856.

     The following table reflects the monthly high and low exchange rates for US $1.00 to the Canadian dollar for the following periods.

   Month             Year        High        Low
--------------------------------------------------------
   November          2003        1.3359      1.2973
   December          2003        1.3397      1.2924
   January           2004        1.3339      1.2692
   February          2004        1.3440      1.3102
   March             2004        1.3476      1.3079
   April             2004        1.3707      1.3093

     The following table lists the average exchange rate for US $1.00 to the Canadian dollar for the last five years based on the average month-end exchange rates.

   Year          Rate
--------------------------
   1999          1.4826
   2000          1.4868
   2001          1.5513
   2002          1.5699
   2003          1.4010

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

     ZINC PRICES The most significant risk affecting the profitability and viability of the Company is the fluctuation of metal prices, particularly zinc, as the Company's earnings and cash flow are highly sensitive to changes in the price of zinc. Low metal prices can impair the Company's liquidity and, if they persist for an extended period, the Company is required to look to alternatives other than cash flow to maintain its liquidity until metal prices recover.

     The profitability of any mining operation in which the Company has an interest is significantly affected by the market price of zinc. It is estimated that each US$0.01 per pound change in the price of zinc will impact earnings and cash flow by approximately $3.0 million during 2004. Fluctuations in the price of zinc are influenced by numerous factors beyond the control of the Company. Exchange rates, interest rates, inflation, the world supply and demand for zinc can all cause significant fluctuations in zinc prices. Such external economic factors are in turn influenced by changes in international economic growth patterns and political developments.

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

     SURETY BOND RISK World events, including the threat of war and bankruptcies of several major companies have put serious stress on the ability of insurers to continue to provide support as they have in the past. The surety market is shrinking and, as a result, availability of environmental bonding is being threatened. If some or all of the Company's environmental bonds, which amount to approximately $8.2 million, were withdrawn or the Company were required to provide security in the form of cash or letters of credit it would use a significant portion of available credit lines. Provision for such an event has not been included in the cash forecast for 2004. Management is pursuing alternative solutions to protect the assets in the event that the bonds are cancelled. At this time there is no assurance that such alternatives will be available.

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

     The Company's operations are subject to the hazards and risks normally incident to exploration, development and production of mineral deposits, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. The activities of the Company may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which the Company has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding or other conditions may be encountered in the drilling and removal of material. While the Company may obtain insurance against certain risks, the nature of such risks are that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which the Company cannot insure or against which it may elect not to insure. The potential costs that could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays. Such events could require significant capital outlays, adversely affecting the future earnings and competitive position of the Company and, potentially, its financial position.

     Whether a mineral deposit will be commercially viable depends on a number of factors. Some of these factors are; the particular attributes of the deposit, such as its size and grade, proximity to infrastructure; financing costs and governmental regulations that include regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of minerals and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

     MINERAL RESERVE AND RESOURCE ESTIMATES Where used by the Company, figures for mineral reserves and resources are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations in the price of zinc and/or other metals and/or a fluctuation in currency exchange rates may render certain mineral reserves and resources uneconomical. Prolonged declines in the market price of zinc may also render mineral reserves and resources containing relatively lower grades of zinc mineralization uneconomic to exploit (unless the use of forward sales or other hedging techniques is sufficient to offset such declines). Such price fluctuations could reduce materially the Company's reported mineral reserves and resources. Should such reductions occur, material write-downs of its investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects, increased net losses and reduced cash flow. Moreover, short-term operating factors relating to mineral reserves, such as the need for orderly development of the mineral deposit or the processing of new or different mineral grades, may cause a mining operation to be unprofitable in any particular accounting period.

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

     The registered and principal office of the Company is situated at Suite 950, 95 Wellington Street West, Toronto, Ontario M5J 2N7, Canada. The telephone number is (416) 363-4798 and the fax number is (416) 363-1315.

RECENT DEVELOPMENTS

ZINC PRICES

     The principal product of the Company is zinc concentrate, which is sold by the Company directly to smelters and to trading companies which then resell the concentrate to smelters. The price of zinc metal that is used for any particular sale transaction is generally established with reference to prices for zinc announced daily by the London Metals Exchange (the "LME"). The LME operates as an international trading market for zinc and other non-ferrous metals. During the period of January 1, 2000 to August 2002, the LME zinc price deteriorated significantly, declining from US$0.55 per pound at the beginning of 2000 to US$0.46 per pound at the end of 2000 to a low of US$0.329 per pound in August, 2002, representing a decline for such period of 40 percent.

     There was a marked improvement in the US dollar zinc price in 2003 from the 2002 record low. The zinc price closed at the end of 2003 at US$1,008 per tonne compared with US$750 at the end of 2002, averaging US$828 per tonne for the year compared with US$779 for 2002. However, the stronger Canadian dollar offset the benefit of the improved average US dollar metal price. The average Canadian dollar price of zinc in 2003 was $1,161 per tonne compared with $1,220 per tonne in 2002 based on an average Canadian/US dollar exchange rate of 1.4004 versus 1.5701.

     The Company's financial results are highly sensitive to the market price of zinc. The Company estimates that each US$0.01 per pound change in the average price of zinc in 2004 will affect the Company's earnings and cash flow in 2003 by $3.0 million.

     Total cash operating costs to produce one pound of zinc for the year ended December 31, 2003 were unchanged from 2002 at US$0.32 per pound of payable zinc produced. Total cash operating costs include all costs incurred and expensed at the mine site plus the cost of shipping and treating concentrates and do not include the additional costs for administration, financing and capital expenditures.

FINANCING ARRANGEMENTS

     The Company has a credit facility (the "Syndicated Credit Facility") with a syndicate of banks (the "Lenders"), which as at September 30, 2003 consisted of:

     (i)   US$17.6 million term credit facility (the "Non-Revolving Facility");
     (ii) US$6.5 million supplement term credit facility (the "Supplemental Term Facility"); and
     (iii) US$30 million revolving credit facility (the "Revolver").

     The maturity date of the Syndicated Credit Facility was January 2, 2004. Dundee Bancorp Inc. ("Dundee"), the holder of an approximate 18.2 percent interest in the Company (approximately 26.4 percent on a partially diluted basis) at the time, provided a letter of credit (the "Dundee Letter of Credit") as security for the obligations of the Company to the Lenders under the Supplemental Term Facility.

     In October 2003, the Company completed a $30 million financing (the "Subscription Receipt Offering") by way of private placement and issued 85.8 million subscription receipts (the "Subscription Receipts") at a price of $0.35 per Subscription Receipt. Each Subscription Receipt was exchangeable for one Common Share upon the satisfaction of certain conditions (the "Escrow Conditions").

     Proceeds from the Subscription Receipt Offering were held in escrow pending the satisfaction of the Escrow Conditions; which included the Company reaching agreement with the Lenders to, among other things, pay down approximately 50 percent of the Non-Revolving Facility and the Supplemental Term Facility on a pari passu basis, extend the Non-Revolving Facility and the Supplemental Term Facility for a period of five years and maintain the Revolver on terms agreeable to the Company.

     The Escrow Conditions were satisfied on November 27, 2003 when the Corporation entered into an agreement with the Lenders providing for the amendment of the Syndicated Credit Facility (the "Amended Syndicated Credit Facility"), which agreement provided for:

     (i) repayment of 50 per cent of the Non-Revolving Facility and Supplemental Term Facility on a pari passu basis;
     (ii) extension of the balance of the Non-Revolving Facility and the Supplemental Term Facility for a period of five years to January 2, 2009;
     (iii) repayment of the principal under the Non-Revolving Facility and the Supplemental Term Facility in equal monthly payments beginning in July 2004;
     (iv) amending of the mandatory prepayment provisions; and
     (v) maintenance of the Revolver to January 2, 2005 with a new maximum of US$25 million reduced from US$30 million.

     Dundee agreed to extend the Dundee Letter of Credit supporting the Supplemental Term Facility as reduced in accordance with the Amended Syndicated Credit Facility until January 31, 2005. After January 31, 2005, Dundee could renew the Dundee Letter of Credit on an annual basis.

     With the Escrow Conditions having been satisfied on November 27, 2003, by the close of business on December 2, 2003, the Company issued 85.8 million Common Shares upon exchange of the Subscription Receipts. The net proceeds from the Subscription Receipt Offering were released to the Corporation on November 28, 2003 and payment to the Lenders was made on December 3, 2003 resulting in the reduction of the Non-Revolving Facility to US$8.8 million and of the Supplemental Term Facility to US$3.25 million.

     On January 28, 2004 the Company completed the sale of 57,142,828 units to a syndicate of underwriters at a purchase price of $0.70 per unit. The Company raised net proceeds of $37.0 million. Each unit consisted of one Common Share and one-half of one common share purchase warrant. Each whole warrant (a "Warrant") entitles the holder to acquire one Common Share at a price of $1.00 at any time until January 28, 2009.

     The Company used $16 million of the net proceeds to retire the Non-Revolving Facility and the Supplemental Term Facility. The Company plans to use $16.4 million of the net proceeds to develop the Langlois Mine and the balance will be used for working capital and general corporate purposes.

RE-DEVELOPMENT OF LANGLOIS MINE

     The Langlois mine was placed on care and maintenance in November 2000 pending the resolution of an ore pass problem and an improvement in the price of zinc. A feasibility study to reopen the Langlois mine including a technical resolution for the ore pass was completed by SRK in August 2001 (the "2001 SRK Report"), following an extensive drilling program of Zone 97. The 2001 SRK Report indicated a net pre-tax cash flow of $60.9 million based on a zinc price of US$0.50 per pound, a copper price of US$0.80 per pound and a silver price of US$5.00 per ounce. The internal rate of return was 24.0 per cent and the net present value at 8.0 per cent was $26.4 million.

     Prior to placing the mine on care and maintenance in November 2000, ore was mined from two zones known as Zones 3 and 4. A third zone, Zone 97, had been identified and mineral reserves and resources established by diamond drilling.

     In April 2003, the Corporation completed an in-fill drill program of 28 holes (11,511 metres) to further delineate and upgrade mineral resources to mineral reserves in Zone 97 at the Langlois mine. The results of the in-fill drill program show a 25 percent increase in mineral reserves in Zone 97, which adds a further year's production to the expected life of the Langlois mine. In total, the mineral reserves for Zone 97 increased by 419,600 tonnes at a grade of 8.1 percent zinc, 1.7 percent copper, 46.9 grams of silver per tonne and 0.1 grams of gold per tonne. The mineral reserves and resources for Zones 3 and 4 have not changed.

     Following the 2003 in-fill drill program, SRK updated the 2001 SRK report in June 2003 (the "2003 SRK Report") to include the new mineral reserves in Zone
97. The 2003 SRK Report now estimates that the total net pre-tax cash flow will be $71.1 million, based on the metal prices shown in the table set out below. The internal rate of return has increased to 25.3 percent, and the net present value at 8.0 percent has increased to $30.9 million.

     It is estimated in the 2003 SRK Report that $38.2 million in capital is required over the life of the mine of which approximately $16.4 million must be expended prior to the start of production at the Langlois mine. The Company raised net proceeds of $37.3 million from an equity offering in January 2004 and will use $16.4 million of the proceeds for the development of the Langlois mine scheduled to commence by mid-year 2004.

PROPOSED ACQUISITION OF MYRA FALLS

     On February 16, 2004, the Company signed a letter of intent with Boliden AB to purchase all the outstanding shares of Boliden Westmin (Canada) Limited ("BWCL"). BWCL is the owner of the Myra Falls mine in British Columbia. The acquisition of BWCL will be exclusive of the Premier Gold property and certain other assets and liabilities. The general terms of the proposed acquisition include the Company issuing 18 million Common Shares and 5 million warrants, exercisable at $1.00 per Common Share until January 28, 2009. Subject to final due diligence, the acquisition is expected to close in the second quarter of 2004.

     The Myra Falls mine produces zinc and copper concentrates containing significant gold and silver as well as a gold-bearing gravity concentrate. The operation consists of a 1.25 million tonne per annum underground mining operation and processing facility, and associated infrastructure including a storage and load out terminal in the community of Campbell River, BC. In 2003 Myra Falls produced 57,400 tonnes of zinc, 10,700 tonnes of copper, 27,300 ounces of gold and 720,900 ounces of silver.

SALE OF TONAWANDA AND ZULAPA GOLD PROPERTIES

     In June 2003, the Company sold to Agnico-Eagle Mines Limited 100 percent of the Company's Tonawanda and Zulapa gold properties, known collectively as the Lapa properties.

     Agnico-Eagle paid the Company US$7.925 million for the Company's interest in the Lapa properties. The Company retained a 1.0 percent net smelter royalty on all gold production from the Tonawanda property and a 0.5 percent net smelter royalty on all gold production from the Zulapa property. Agnico-Eagle also paid a non-refundable advance royalty of US$1 million on closing and will pay a further non-refundable advance royalty of US$1 million when the total published inferred resources reach 2 million ounces of gold on the Lapa properties.

RECLAMATION OF NANISIVIK MINE

     The Nanisivik Mine was permanently closed in September 2002. Reclamation activities at Nanisivik commenced prior to the cessation of operations and are ongoing, as permitted by the regulators involved. In advance of the closure the Company submitted to the Nunavut Water Board ("NWB") a proposed closure plan, which was sufficient for the NWB to issue a renewal water license replacing the one that expired on September 30, 2002. The closure plan as submitted to the NWB, though, required additional refinements and expansion in certain areas, and technical work was undertaken throughout 2003. The Company had initially imposed upon itself a deadline of December 15, 2003 for the filing of a complete and comprehensive closure plan, but protracted review exercises and meetings caused that deadline to be missed. The Company then imposed upon itself a deadline of February 06, 2004 and the required work progressed sufficiently that the revised deadline was honoured.

     In response to the final closure plan submitted on February 06th, the NWB convened a meeting of all of the regulators involved in Yellowknife, Northwest Territories on May 04th, 05th & 06th. At that time many of the outstanding technical issues related to the closure plan were resolved amongst the parties and agreements were reached with respect to procedural matters governing the upcoming public hearing to review the closure plan. The public hearing is set for June 02nd to June 05th in the Hamlet of Arctic Bay, which is adjacent to the Nanisivik site.

     Although it has not formed and should not form part of the review process of the closure plan, the matter of financial security related to the closure of Nanisivik has not been resolved. The NWB and the regulators are not required as part of the process to submit any form of an updated estimate of closure costs, so the last figure they have is the $17.6 million dollar figure imposed by the NWB when they issued the renewal license in October 2002. The Company, however, was required to submit a revised estimate of closure costs by March 31, 2004 and this was done. As a result of that exercise the Company increased its estimate of closure costs, climbing from approximately $9.2 million to approximately $9.9 million, with the majority of that increase attributable to the increased area required to be covered around the tailings ponds.

     The Company continues to pursue its request for Judicial Review of the DIAND Minister's (and his predecessors) decision not to meet to discuss the process by which the amount of financial security was reached as well as the amount and form of the security. A court date of June 22, 2004 has now been set for this matter. Other discussions regarding financial security for the Nanisivik closure are ongoing with DIAND officials.

CLOSURE OF THE BOUCHARD-HEBERT AND BOUGRINE MINES

     Closure of the Bouchard-Hebert mine is expected near the end of the first quarter of 2005, with preliminary reclamation work planned to begin in the fourth quarter of 2004. The Company will continue its exploration diamond drilling program in close proximity to the mine, and will carry out geophysics and other exploration activities in the area of the mine throughout the remainder of the year. If the Company's drilling program is successful the mine life could be extended, but it will not prevent a temporary closure due to the time required to develop a zone, if found.

     The Bougrine mine is expected to cease operation during the first half of 2005. The Company is examining alternative uses for the Bougrine mill and infrastructure. A study was initiated to determine the technical merit of converting the facility to a clinker grinding and last-stage cement production plant. A marketing study has also been initiated and the reports are expected to be completed in the second quarter of 2004.

   CAPITAL EXPENDITURES AND DIVESTITURES

     The following table sets forth the capital expenditures for the past three years together with the forecast capital expenditures for 2004. Capital expenditures are financed by cash flows from operations.

-------------------------- -------------------------------------------------
                                          BOUCHARD-HEBERT(1)
-------------------------- ------------- ----------- ---------- ------------
                                                                  BUDGET
                               2001         2002        2003       2004
-------------------------- ------------- ----------- ---------- ------------
   Development                   1,121       1,530           -            -
-------------------------- ------------- ----------- ---------- ------------
   Exploration                      82          22          27          682
-------------------------- ------------- ----------- ---------- ------------
   Equipment                       498         124           -            -
-------------------------- ------------- ----------- ---------- ------------
   Other                             -           -           -            -
-------------------------- ------------- ----------- ---------- ------------
   Total                         1,701       1,676          27          682
-------------------------- ------------- ----------- ---------- ------------
(1)  The Company acquired the Bouchard-Hebert mine effective May 1, 2000.

-------------------------- -------------------------------------------------
                                              NANISIVIK(1)
-------------------------- ------------- ----------- ---------- ------------
                                                                  BUDGET
                               2001         2002        2003       2004
-------------------------- ------------- ----------- ---------- ------------
   Development                       -           -           -            -
-------------------------- ------------- ----------- ---------- ------------
   Exploration                   (468)           -           -            -
-------------------------- ------------- ----------- ---------- ------------
   Equipment                     4,400          17        (36)            -
-------------------------- ------------- ----------- ---------- ------------
   Other                             -           -           -            -
-------------------------- ------------- ----------- ---------- ------------
   Total                         3,932          17        (36)            -
-------------------------- ------------- ----------- ---------- ------------
(1)  The Nanisivik mine closed effective September 1, 2002.

-------------------------- -------------------------------------------------
                                                BOUGRINE
-------------------------- ------------- ----------- ---------- ------------
                                                                  BUDGET
                               2001       2002          2003       2004
-------------------------- ------------- ----------- ---------- ------------
   Development                     864         786         280            -
-------------------------- ------------- ----------- ---------- ------------
   Exploration                     375         112          80            -
-------------------------- ------------- ----------- ---------- ------------
   Equipment                     1,776       1,068         246            -
-------------------------- ------------- ----------- ---------- ------------
   Other                             -           -           -            -
-------------------------- ------------- ----------- ---------- ------------
     Total                       3,015       1,966         606            -
-------------------------- ------------- ----------- ---------- ------------

-------------------------- -------------------------------------------------
                                              EL MOCHITO
-------------------------- ------------- ----------- ---------- ------------
                                                                  BUDGET
                               2001         2002        2003       2004
-------------------------- ------------- ----------- ---------- ------------
   Development                     929         542         504        2,589
-------------------------- ------------- ----------- ---------- ------------
   Exploration                     546          78         141          128
-------------------------- ------------- ----------- ---------- ------------
   Equipment                       603         654         591            -
-------------------------- ------------- ----------- ---------- ------------
   Other                           364       1,073       1,350        2,198
-------------------------- ------------- ----------- ---------- ------------
     Total                       2,442       2,347       2,586        4,915
-------------------------- ------------- ----------- ---------- ------------


-------------------------- -------------------------------------------------
                                                EL TOQUI
-------------------------- ------------- ----------- ---------- ------------
                                                                  BUDGET
                               2001       2002          2003       2004
-------------------------- ------------- ----------- ---------- ------------
   Development                   1,201           -         811        2,970
-------------------------- ------------- ----------- ---------- ------------
   Exploration                   2,970         416         969          640
-------------------------- ------------- ----------- ---------- ------------
   Equipment                     1,300       2,443       3,968        1,860
-------------------------- ------------- ----------- ---------- ------------
   Other                             -           -           -        2,397
-------------------------- ------------- ----------- ---------- ------------
     Total                       5,471       2,859       5,748        7,867
-------------------------- ------------- ----------- ---------- ------------


-------------------------- -------------------------------------------------
                                               LANGLOIS
-------------------------- ------------- ----------- ---------- ------------
                                                                  BUDGET
                               2001       2002          2003       2004
-------------------------- ------------- ----------- ---------- ------------
   Development                   4,090       1,626       1,659            -
-------------------------- ------------- ----------- ---------- ------------
   Exploration                   (328)           -           -            -
-------------------------- ------------- ----------- ---------- ------------
   Equipment                       (2)        (25)           -            -
-------------------------- ------------- ----------- ---------- ------------
   Other                           381       (734)           -        1,632
-------------------------- ------------- ----------- ---------- ------------
     Total                       4,141         867       1,659        1,632
-------------------------- ------------- ----------- ---------- ------------


-------------------------- -------------------------------------------------
                                               CARIBOU(1)
-------------------------- ------------- ----------- ---------- ------------
                                                                  BUDGET
                               2001         2002        2003       2004
-------------------------- ------------- ----------- ---------- ------------
   Development                       -           -           -            -
-------------------------- ------------- ----------- ---------- ------------
   Exploration                       -           -           -            -
-------------------------- ------------- ----------- ---------- ------------
   Equipment                     (585)           -           -            -
-------------------------- ------------- ----------- ---------- ------------
   Other                            41           -           -            -
-------------------------- ------------- ----------- ---------- ------------
     Total                       (544)           -           -            -
----------------------------------------------------------------------------
(1)  The Caribou mine is on care and maintenance.


-------------------------- -------------------------------------------------
                                          BREAKWATER CORPORATE
-------------------------- ------------- ----------- ---------- ------------
                                                                  BUDGET
                               2001         2002        2003       2004
-------------------------- ------------- ----------- ---------- ------------
   Development                       -           -           -            -
-------------------------- ------------- ----------- ---------- ------------
   Exploration                       -           -           -          128
-------------------------- ------------- ----------- ---------- ------------
   Equipment                         -           -           -            -
-------------------------- ------------- ----------- ---------- ------------
   Other                         1,504       1,239          31          177
-------------------------- ------------- ----------- ---------- ------------
     Total                       1,504       1,239          31          305
-------------------------- ------------- ----------- ---------- ------------

-------------------------- -------------------------------------------------
                                           TOTAL CONSOLIDATED
-------------------------- ------------- ----------- ---------- ------------
                                                                  BUDGET
                               2001         2002        2003       2004
-------------------------- ------------- ----------- ---------- ------------
   Development                   8,205       4,484       3,254        5,559
-------------------------- ------------- ----------- ---------- ------------
   Exploration                   3,177         628       1,217        1,450
-------------------------- ------------- ----------- ---------- ------------
   Equipment                     7,990       4,281       4,769        1,988
-------------------------- ------------- ----------- ---------- ------------
   Other                         2,290         339       1,381        6,404
-------------------------- ------------- ----------- ---------- ------------
     Total                      21,662      10,971      10,621       15,401
-------------------------- ------------- ----------- ---------- ------------

B.       BUSINESS OVERVIEW.

     The Company is a mineral resource company engaged in the acquisition, exploration, development and mining of base metal deposits in the Americas and North Africa. The Company's principal product is zinc concentrate which, as well as lead and copper concentrates, is sold by the Company to smelters located in Canada, South America, Europe and Asia and to trading companies which then resell the concentrate to smelters throughout the world. The Company's production is currently derived from four mines, one of which is located in Canada and one of which is located in each of Tunisia, Honduras and Chile. The Company owns two additional mines in Canada, both of which are being held by the Company on a care and maintenance basis. The Nanisivik mine in Nunavut, Canada, was closed in September 2002 and reclamation activities are ongoing. The Company also owns base metal and gold exploration properties in Canada, Honduras, Tunisia and Chile. In 2003, the Company's mines produced 364.7 million pounds of zinc, 29.8 million pounds of lead, 8.2 million pounds of copper, 2.2 million ounces of silver and 26,220 ounces of gold.

     The following table summarizes production information for the mines of the Company on an aggregate basis for the periods indicated.

------------------------------------------------------- -----------------------------------------------------
                                                                        Year ended December 31,
                                                        -----------------------------------------------------
                                                              2003(1)           2002(2)            2001
------------------------------------------------------- ----------------- ----------------- -----------------
   Milled (tonnes)                                        2,586,180         3,077,811         3,311,290
------------------------------------------------------- ----------------- ----------------- -----------------
   Zinc (%)                                                     7.2               7.8               7.2
------------------------------------------------------- ----------------- ----------------- -----------------
   Concentrate Production
------------------------------------------------------- ----------------- ----------------- -----------------
     Zinc (tonnes)                                          310,337           403,661           394,982
------------------------------------------------------- ----------------- ----------------- -----------------
     Copper (tonnes)                                         23,781            37,680            42,138
------------------------------------------------------- ----------------- ----------------- -----------------
     Lead (tonnes)                                           20,220            18,747            19,799
------------------------------------------------------- ----------------- ----------------- -----------------
     Gold (tonnes)                                            2,575             5,424             3,389
------------------------------------------------------- ----------------- ----------------- -----------------
   Metal in Concentrates
------------------------------------------------------- ----------------- ----------------- -----------------
     Zinc (tonnes)                                          165,422           216,663           211,544
------------------------------------------------------- ----------------- ----------------- -----------------
     Copper (tonnes)                                          3,710             6,055             6,932
------------------------------------------------------- ----------------- ----------------- -----------------
     Lead (tonnes)                                           13,516            12,693            13,174
------------------------------------------------------- ----------------- ----------------- -----------------
     Silver (ounces)                                      2,225,728         2,957,221         2,940,360
------------------------------------------------------- ----------------- ----------------- -----------------
     Gold (ounces)                                           26,220            24,804            38,500
------------------------------------------------------- ----------------- ----------------- -----------------
   Minesite Operating Costs
------------------------------------------------------- ----------------- ----------------- -----------------
     Per tonne milled (US$)                                   28.31             27.18             27.26
------------------------------------------------------- ----------------- ----------------- -----------------
   Total Cash Costs
------------------------------------------------------- ----------------- ----------------- -----------------
     Per pound payable zinc (US$)                              0.32              0.32              0.36
------------------------------------------------------- ----------------- ----------------- -----------------
     (1) 2003 includes production from Bouchard-Hebert, Bougrine, El Mochito and El Toqui.
     (2) 2002 includes production from Bouchard-Hebert, Bougrine, El Mochito, El Toqui and Nanisivik.

     The majority of all of the concentrate produced by the Company are sold by the Company under long-term supply agreements with commercial terms negotiated annually with the balance being sold by tender and into the spot market.

     The Company also owns base and precious metal exploration properties in Quebec, Ontario, New Brunswick, Manitoba, the Northwest Territories, British Columbia, Nunavut, Honduras, Chile and Tunisia. See Item 4.D - PROPERTIES, PLANT AND EQUIPMENT - EXPLORATION PROPERTIES.

     The Company's mining and processing operations and exploration activities are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. In all jurisdictions, licenses and permits from various governmental authorities are necessary in order to engage in mining operations. Further, the Company is generally required to submit, for government approval, a reclamation plan and, in certain cases, to pay for the reclamation of mine sites upon the completion of mining activities. In some cases, the Company is required to provide security in advance of the closure of a mine based upon estimates in the reclamation plan for the mine. The security is usually in the form of cash, letters of credit or security bonds.

C.       ORGANIZATIONAL STRUCTURE.

     The following table sets forth the name of the principal subsidiaries of the Company and the jurisdiction of incorporation and the direct or indirect percentage ownership by the Company of each such subsidiary.

   Name of Subsidiary                             Jurisdiction of   Percentage
                                                  Incorporation     Ownership
--------------------------------------------------------------------------------
   Breakwater Tunisia S.A.                        Tunisia              100%
   CanZinco Ltd.                                  Canada               100%
   Consell Marketing Inc.                         Barbados             100%
   American Pacific Honduras S.A. de C.V.         Honduras             100%
   Sociedad Contractual Minera El Toqui           Chile                100%

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

     The Company acquired the Langlois zinc/copper mine located near Lebel-Sur-Quevillon, Quebec, Canada effective May 1, 2000. The Langlois mine was placed on care and maintenance in November 2000. As a result of the recent metal price increase and improved working capital position, the Company is planning to commence re-development of the mine by mid-year 2004 with full production expected to commence in the first quarter of 2006. See Item 4.D - PROPERTIES, PLANT AND EQUIPMENT - THE LANGLOIS MINE.

     The Company, through CanZinco Ltd. ("CanZinco"), owns the Nanisivik zinc/silver mine located on Strathcona Sound, Baffin Island, Nunavut, Canada. The Nanisivik mine was permanently closed in September 2002. See Item 4.D - PROPERTIES, PLANT AND EQUIPMENT - THE NANISIVIK MINE.

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

     DESCRIPTION

     The Bouchard-Hebert mine facilities include an underground mine, a conventional milling facility which produces separate copper and zinc concentrates. Other facilities include a headframe and hoist building, which houses the compressors that provides compressed air for underground activities and ancillary functions, a paste backfill plant and a concentrate loadout facility. Hydro Quebec provides electrical power.

     The immediate mine property covers 107 hectares including two mining leases, one granted until 2007 and the other until 2015. In addition, surrounding the mining leases are 215 claims covering 7,982 hectares. The leases, upon expiry, may be renewed by formal application to the applicable governmental authorities.

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

     The Company signed an agreement to purchase the Bouchard-Hebert and Langlois mines from Cambior on March 14, 2000 and acquired both such mines from Cambior effective May 1, 2000. On March 31, 2000, Cambior encountered unforeseen mechanical problems with the semi-autogenous grinding ("SAG") mill at the Bouchard-Hebert mine that resulted in a temporary shutdown of the mill. The required corrective action was determined and the repair work was initiated immediately. In the interim period, a temporary crushing plant was installed in order to maintain production while the SAG mill was being repaired. The temporary system allowed for milling operations at approximately 68 percent of the normal capacity during May and June 2000 and 80 percent of capacity until the SAG mill was put back into service on October 5, 2000. The lost production and property damage were covered by insurance and the Company received its portion of the claim.

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

     Primary stopes generally use an estimated mining dilution of four percent (by volume) with a recovery of 100 percent. For secondary stopes, a dilution of 12 percent was used with a general recovery of 82 percent. The above parameters have been established from very detailed volumetric examinations of the mined-out stopes, reconciled to the reserve estimates and with experience of mining..

     MINERAL RESOURCE AND MINERAL RESERVE CLASSIFICATION

     All of the current mineral reserves for the Bouchard-Hebert mine are classified as proven. These proven reserves, approximately 86 percent are located in secondary stopes where mining has already exposed the mineralization on four sides. The remaining proven reserves are located between level 1 and level 6 (+9-19N), where definition drilling on a 15 to 20 metre spacing covers the ground between the underground workings on these levels.

     MINERAL RESOURCE AND MINERAL RESERVE STATEMENT

     The table below sets forth the estimated mineral resources and mineral reserves for the Bouchard-Hebert mine for the dates indicated, as estimated by Marc Ruel, P.Geo., a qualified person, and an employee of the Corporation.

BOUCHARD-HEBERT MINE, SUMMARY OF MINERAL RESOURCES AND MINERAL RESERVES

---------------------------- ------------------------------------------- --------------------------------------------
                                         December 31, 2003                            December 31, 2002
---------------------------- ------------------------------------------- --------------------------------------------
                               Tonnes   Zinc    Copper    Gold   Silver    Tonnes   Zinc    Copper    Gold    Silver
                                (000)    (%)       (%)   (g/t)    (g/t)     (000)    (%)       (%)   (g/t)     (g/t)
---------------------------- --------- ------ --------- ------- -------- --------- ------ --------- ------- ---------
Proven and Probable             1,126    6.1       0.4     0.9       27     2,143    6.0       0.4    1.0         31
Reserves
---------------------------- --------- ------ --------- ------- -------- --------- ------ --------- ------- ---------
Measured and Indicated          1,218    6.9       0.4     1.0       30     2,296    6.8       0.4     1.1        34
Resources(1)
---------------------------- --------- ------ --------- ------- -------- --------- ------ --------- ------- ---------
Inferred Resources                  -      -         -       -        -         -      -         -       -         -
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

     All blasting is done using an ANFO blasting agent. Blasting is done in 15 metre slices, with the stopes kept as full as possible in order to reduce the wall dilution. When a sufficient void exists, the next cut is removed. The reamed slot hole is in the centre of the stope in order to avoid blast damage to any of the walls. The core of the stope is blasted and then the walls are blasted in a subsequent blast. The slot is not taken through to the level above. The sill and the slot are blasted in a 15 metre cut. Blasts of up to 50,000 tonnes in size have been made successfully.

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

     The paste backfill plant was designed to meet the mine's backfill requirements. It uses a backfill preparation process that requires thickening the flotation circuit tailings and storing them in a tank that feeds disk filters. The filtered tailings are stored in a hopper, then sent to a high-intensity mixer where cement, fly ash and water are added to produce a homogenous paste containing over 80 percent solids. The paste backfill is fed underground by gravity.

     METALLURGICAL PROCESSING

     The Bouchard-Hebert mill processes mineralized material at a rate of 2,900 tonnes per day using conventional grinding and flotation to produce separate zinc and copper concentrates.

     The primary crushing takes place underground utilizing a jaw crusher, which reduces the material to minus 100 millimetre particle size. Primary grinding is done in a SAG mill operating in open circuit. Classification of the SAG mill discharge and flash cell tailings is by cyclones with the underflow feeding two ball mills in parallel. The ball mill discharges are combined and pumped to a flash flotation cell, while the cyclone overflow reports to the third stage of grinding to produce a final ground product of 80 percent passing 36 microns.

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

     The zinc concentrate typically has a grade of 54.5 to 55.0 percent zinc at
88.5 percent recovery. The copper concentrate typically has a grade of 15.0 to
16.0 percent copper at 85.0 percent recovery. The copper concentrate contains 53 to 54 percent of the gold and 33 to 40 percent of the silver in the mill feed.

     The zinc concentrate is trucked approximately 35 kilometres to a railway loading station in Rouyn-Noranda where it is transferred into railcars and sent to either CEZinc Refinery in Valleyfield, Quebec owned by Noranda Inc. ("Noranda"). The copper concentrate is trucked approximately 30 kilometres to Noranda's Horne Smelter in Rouyn-Noranda, Quebec.

     PRODUCTION

     The following table summarizes production information from the Bouchard-Hebert mine for the periods indicated.

------------------------------------- -------------------------- --------------------------
                                             YEAR ENDED               Year ended
                                          DECEMBER 31, 2003        December 31, 2002
------------------------------------- -------------------------- --------------------------
   Milled (tonnes)                                    1,082,833                  1,050,009
------------------------------------- -------------------------- --------------------------
   Zinc (%)                                                 5.6                        5.6
------------------------------------- -------------------------- --------------------------
   Copper (%)                                               0.4                        0.7
------------------------------------- -------------------------- --------------------------
   Silver (grams/tonne)                                      36                         39
------------------------------------- -------------------------- --------------------------
   Gold (grams/tonne)                                       1.2                        1.2
------------------------------------- -------------------------- --------------------------
   Concentrate Production
------------------------------------- -------------------------- --------------------------
   Zinc (tonnes)                                         98,149                     94,914
------------------------------------- -------------------------- --------------------------
   Copper (tonnes)                                       23,781                     37,680
------------------------------------- -------------------------- --------------------------
   Metal in Concentrates
------------------------------------- -------------------------- --------------------------
   Zinc (tonnes)                                         53,844                     51,197
------------------------------------- -------------------------- --------------------------
   Copper (tonnes)                                        3,710                      6,055
------------------------------------- -------------------------- --------------------------
   Silver (ounces)                                      361,568                    446,755
------------------------------------- -------------------------- --------------------------
   Gold (ounces)                                         23,686                     20,122
------------------------------------- -------------------------- --------------------------
   Minesite Operating Costs
------------------------------------- -------------------------- --------------------------
   Per tonne milled (Cdn$)                                34.80                      34.99
------------------------------------- -------------------------- --------------------------
   Total Cash Costs
------------------------------------- -------------------------- --------------------------
   Per pound payable zinc (US$)                            0.30                       0.28
------------------------------------- -------------------------- --------------------------

     HUMAN RESOURCES

     Bouchard-Hebert currently employs 132 people, of which 50 are hourly employees. In addition to the mine's personnel, there are also 53 contractors. The hourly employees had previously elected to be unionized, and the United Steelworkers of America (the "USWA") was certified as the bargaining agent of the employees. When the requisite period, as prescribed by the Quebec Labour Code, had passed and no collective agreement between the parties had been signed, the employees took the necessary steps to decertify their union representatives and they are now without representation.

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

     Currently, mill tailings not used for backfill in the mine (approximately 35 percent of the total tailings) are deposited in the tailings pond as a conventional slurry. The tailings pond covers an area of approximately 70 hectares. Effluent from the tailings pond is sent to a retaining pond and then pumped to a treatment facility prior to seasonal discharge via a polishing pond, into the environment. The tailings dam was raised in 2001 to provide additional storage capacity. The current facility has sufficient capacity to meet life of mine storage requirements. Dam design and geotechnical evaluations are contracted to an independent consulting firm. Based upon the 2003 inspection report, there are no significant issues with the dams on site.

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

o Non-acid generating waste rock dumps will be sloped at 25 percent to provide permanent stability. Acid generating waste material will be excavated (stripped) and dumped into the open pit. The pit will subsequently be flooded to eliminate further oxidation and release of metals.

o The tailings deposit will be contoured as a "hill" to facilitate runoff with a 2 percent slope on the south face and a 10 percent slope on the north face. The entire area will then be covered with an oxygen diffusion barrier to prevent the occurrence of acid mine drainage. The exact nature (composition) of the barrier has not yet been determined.

o The water holding ponds (bassin des eaux pulpes, basin de sedimentation, basin polissage) will be dredged of solids and spillways will be modified to permit drainage. Dykes will be contoured and the entire area will be revegetated.

     The work planned to restore the affected areas is scheduled over an 18-month period. A five-year post closure monitoring period is included in the Plan.

     The closure plan was approved by the Quebec government in March 1996. It was subsequently modified and approved in May 1999. In July 2002 the closure plan was updated to reflect progressive reclamation activities at the site, and a conceptual closure proposal for the surface tailings impoundment was prepared. The conceptual plan has been approved by both the Quebec Ministry of Environment and the Quebec Ministry of Natural Resources. Closure costs have been estimated to be approximately $9.4 million.

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

     The Company will continue its diamond-drilling program in close proximity to the mine and will carry out geophysics and other exploration activities in the area of the mine. The current program is focused on the targets that the Company believes have the greatest potential to be future source of mill feed through the existing mine infrastructure. If the Company is successful in its efforts this could extend the life of the mine but it will not prevent a temporary closure due the time requirements to develop a zone, if found.

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

     HISTORY

     Zinc and lead deposits have been mined in the region since Roman times. Some small-scale development took place at Bougrine in the 1930's. A drilling program in the 1980's by ONM (an exploration division of the Tunisian government) resulted in the discovery of the F2 and F3 zones at depth. In the late 1980's, a competition was held to find a foreign partner to develop a mine. Metallgesellschaft AG was awarded a license to develop the mine at Bougrine. Metalgesellschaft AG transferred its interest in the property to Metall Mining Corporation (subsequently renamed Inmet Mining Corporation) which, with a group of Tunisian banks, established Societe Miniere de Bougrine ("SMB"). Construction of the Bougrine facility began in 1992 with production commencing in June 1994. The total capital cost of the project was US$81 million. Operations were suspended in October 1996 due to low zinc prices and financial constraints. During the operating period of June 1994 to October 1996, the mill processed 675,886 tonnes averaging 14.2 percent zinc and 2.5 percent lead.

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

     The Bougrine deposit is now so well delineated that only limited scope remains to augment the current resources. The Company is currently exploring the Bou Khil property, 38-road kilometres north east of the Bougrine mill, where aproximately one-half million tonnes of lower-grade zinc ore resources have been identified. An economic appraisal of these resources is underway. Additional mill feed is being purchased from a government-owned mine near-by.

     Measured and indicated mineral resources are converted into proven and probable mineral reserves by making appropriate provisions for dilution and mining recoveries.

         MINE PLAN

     The current mineral reserves at Bougrine allow for production to the second quarter of 2005. The overall plan is to continue to mine the F2 and F3 zones and minor amounts of F1 ore, which can be blended to produce a reasonably consistent mill feed of approximately ten percent zinc and two percent lead.

         MINERAL RESOURCE AND MINERAL RESERVE STATEMENT

     The table below sets forth the estimated mineral resources and mineral reserves for the Bougrine mine as at the dates indicated, as estimated by Messrs. J. Tremblay, Ing. and S. Schmidt, P.Geo., qualified persons, and employees of the Company.

BOUGRINE MINE, SUMMARY OF MINERAL RESOURCES AND MINERAL RESERVES

--------------------------------------- --------------------------------- ----------------------------------
                                                 December 31, 2003                 December 31, 2002
--------------------------------------- --------------------------------- ----------------------------------
                                           Tonnes      Zinc        Lead      Tonnes       Zinc       Lead
                                           (000s)      (%)         (%)       (000s)       (%)        (%)
--------------------------------------- ----------- ----------- --------- ------------ ---------- ----------
   Proven and Probable Reserves              475        10.2       1.8       1,187         11.6      2.0
--------------------------------------- ----------- ----------- --------- ------------ ---------- ----------
   Measured and Indicated Resources(1)       768        11.4       2.1       1,279         13.3      2.3
--------------------------------------- ----------- ----------- --------- ------------ ---------- ----------
   Inferred Resources                         68        10.7       1.9         249          8.2      1.3
--------------------------------------- ----------- ----------- --------- ------------ ---------- ----------
(1)      Measured and Indicated Resources include Proven and Probable Reserves.

     While in-situ resources remained largely unchanged, ground stability concerns led to a lower extraction factor, and thus, to a decrease of the mineral reserves. Areas, which are now considered inaccessible, have been removed from both, resources and reserves. The amount of inferred resources decreased principally due to upgrading inferred into indicated resources in the lower portion of the F2 orebody, which has been developed during 2003.

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

     Mining in the upper levels and namely in the F3 zone had to take into account the excavations established by the previous owners. In continuation of the previous mining plan, several slices were recovered in the F2 area between pillars of cemented backfill. A redesign of the mining method of the F3 zone was necessary due to ground conditions in the east end of the deposit. Small blocks are now being mined using sublevel stoping with cemented fill, whereby second-pass mining requires access by secondary drifting through fill.

     Underground equipment includes three Tamrock 2 boom drill jumbos for development. Stope drilling equipment consists of three longhole drills, one Tamrock Solo drill, and two Boart pneumatic drills. Production is carried out with five Toro 5 cubic metre scooptrams, one Toro 3.5 cubic metre scooptram and six Toro 35 tonne capacity trucks.

     Four ventilation fans supply 250,000 cubic feet per minute. Mine workings include a 210 metre ventilation raise.

     METALLURGICAL PROCESSING

     The processing plant has the capacity to treat 1,200 tonnes per day. Stockpiles are maintained ahead of the crushing plant and ore is blended to provide a constant head grade (9 to 12 percent zinc) in feed to the mill. Ore from the mine stockpile passes through three stages of crushing and screening before it is conveyed to the mill fine ore bin.

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

     Since restarting the operations in 1998, the Bougrine mill has been processing ore at a rate of about 425,000 tonnes per year with metal content averaging 11.1 percent zinc and 1.8 percent lead. It was noted that this grade of ore was about two percent lower than the grades processed in 1994 to 1996. However, the zinc concentrate grade has improved from an average of about 50 percent zinc prior to 1997 to an average of 54.7 percent zinc for 2002. In 2003 the zinc concentrate grade was an average of 54.6 percent. Zinc recovery has remained relatively consistent in the 81 to 83 percent range. Lead concentrate grades have improved from 64 percent lead prior to 1997 to a grade of 66.6 percent in 2002. Lead recovery has improved from 74 percent to 75.1 percent in 2002. Lead grades and recovery remained relatively unchanged between 2003 and 2002.

     Production of zinc metal in concentrate increased by 4 percent in 2003, due to improved supply of mill feed from the higher-grade F-3 zone. Access to the higher-grade ore resulted from correcting ground control conditions experienced in 2002.

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

     Plant availability, which is a measure of the maintenance effectiveness, has been good, averaging 92.3 percent in 2003. Utilization in 2003 was slightly lower than in previous years (95.8 percent to 96.5 percent) due to rescheduling of the operation (six operating days in 2003).

     The tonnes milled decreased in 2003 from 2002 due to a change in the shift schedules of the milling operations. In the third quarter of 2003, milling operations were rescheduled to five days per week to allow for the stockpiling of ore on surface in order to blend the feed to the mill. The purpose of blending is to improve metallurgical recovery.

     The milling operation in 2004 will continue to be impacted by the change in shift schedules. As well, due to interruptions in mining experienced in the first quarter of 2004 the tonnes to be processed for the year are estimated to be 364,700 compared with the original estimate of 375,800 tonnes. The contained zinc metal will drop accordingly.

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

     The following table summarizes the production information from the Bougrine mine for the periods indicated:

----------------------------------- ------------------------------------------------------------------------------
                                                               Year ended December 31,
                                    ------------------------------------------------------------------------------
                                            2003               2002                2001                2000
----------------------------------- ------------------ ------------------- ------------------- -------------------
   Milled (tonnes)                        410,961             423,414             411,052             422,120
----------------------------------- ------------------ ------------------- ------------------- -------------------
   Zinc (%)                                  10.4                 9.7                11.5                11.3
----------------------------------- ------------------ ------------------- ------------------- -------------------
   Lead (%)                                   1.5                 1.5                 2.1                 1.9
----------------------------------- ------------------ ------------------- ------------------- -------------------
   Concentrate Production
----------------------------------- ------------------ ------------------- ------------------- -------------------
   Zinc (tonnes)                           64,036              61,656              69,724              72,246
----------------------------------- ------------------ ------------------- ------------------- -------------------
   Lead (tonnes)                            6,900               6,859               9,869               9,418
----------------------------------- ------------------ ------------------- ------------------- -------------------
Metal in Concentrates
----------------------------------- ------------------ ------------------- ------------------- -------------------
Zinc (tonnes)                              34,964              33,706              37,832              38,303
----------------------------------- ------------------ ------------------- ------------------- -------------------
Lead (tonnes)                               4,502               4,565               6,424               6,215
----------------------------------- ------------------ ------------------- ------------------- -------------------
Minesite Operating Costs
----------------------------------- ------------------ ------------------- ------------------- -------------------
Per tonne milled (US$)                      35.81               32.19               28.82               27.49
----------------------------------- ------------------ ------------------- ------------------- -------------------
Total Cash Costs
----------------------------------- ------------------ ------------------- ------------------- -------------------
Per pound payable zinc (US$)                 0.35                0.36                0.33                0.37
----------------------------------- ------------------ ------------------- ------------------- -------------------

     HUMAN RESOURCES

     BWR Tunisia's workforce currently consists of 274 people, 8 being expatriate personnel and 266 local personnel. Of the total 274 personnel, 266 are at the mine site while 8 are in Tunis. The employees of Bougrine are represented by an employees' association with the Company and representatives of the employees reviewing the remuneration package on an annual basis.

     ENVIRONMENTAL MANAGEMENT AND PERMITTING

     The Bougrine mine operates under an environmental agreement entered into in August 1991 (the "Environmental Agreement") with the Tunisian Environmental Protection Agency which stipulates operational guidelines and closure requirements for the tailings pond.

     The mine is situated in a semi-arid climate zone with low and irregular precipitation and a high rate of water evaporation. As a result, the majority of the water in the tailings pond evaporates and the pond is managed as a zero discharge facility. Water required for mineral processing is recycled from the tailings pond and thickener overflows via the polishing pond, but must also be supplemented by two groundwater wells located approximately two and four kilometres from the mill. The environment in which the mine operates requires efficient water management.

     The tailings facility consists of an earthen embankment constructed of clay fill. The dam was raised by one metre earthen lifts in 1999 and 2000. A two-metre lift was completed in September 2003 which consisted of the placement of a gabion wall with a grout trench positioned downstream. A final lift is anticipated for 2004 that will provide sufficient storage capacity to meet life of mine requirements. The dams are inspected annually by a Canadian geotechnical consultant.

     Water from the tailings facility seeps into the underground mine workings and into the shallow groundwater system. Some of this seepage also reaches the surface via a natural spring approximately 500 metres to the east. This seepage water is collected and pumped back to the tailings pond. Groundwater in the area is saline, therefore not used as a drinking water source by people in the area. As the tailings facility dries out during closure, seepage from the facility should cease. With a planned covering and surface run-off control, mobilization of secondary oxidation products, such as acidity and metals, outside of the tailings facility during the post-closure period, is not expected.

     The host rock in the mine is limestone. Acid drainage issues would not be expected from any waste rock that may be on surface or from the underground workings. Sampling and testing of waste rock and development rock will be required for verification in preparation for the detailed closure plan.

     Tunisia does not have closure requirements. However, the Company has committed in the Environmental Agreement to reclaim the tailing facility. The Company is currently in discussions with the Tunisian government regarding the possibility of reusing the surface infrastructure for other purposes. In the event that these discussions do not identify feasible options, the Company will demobilize the facility and rehabilitate the footprint, dismantle the surface infrastructure, close off all openings to the underground to prevent public access, stabilize any surface structures that will remain on site and create conditions that will facilitate the natural recovery in areas affected by mining.

     It is estimated that the financial commitment at closure could be in the order of $3.4 million. The Tunisian Government does not require security to be posted.

     EXPLORATION

     Focus of the exploration activities of Breakwater Tunisia S.A. are mainly comparatively small-scale deposits close to the existing Bougrine mine, which could provide additional mill feed with low investment. Exploration permits totalling 55.55 square kilometres are held in three prospective diapir structures in a 30 kilometre radius around the mine site. This includes the four-square kilometre mining lease of the Bougrine Mine. The Company recently completed a nine-hole exploration program on the Bou Khil property, 38 road kilometres from the Bougrine mill, which identified approximately one half million tonnes of zinc mineralization. An in-house technical and economic appraisal is currently being conducted with the objective of evaluating the economic potential of the mineralization. Additional drilling programs are planned for the second half of 2004 in the Lorbeus and Bou Khil extension areas.

     In an on-going effort to increase the operating life of the mine, the Company has concluded a contract for the purchase of zinc-lead ore from a government owned mine.

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

         MINERAL RESOURCE AND MINERAL RESERVE STATEMENT

     The table below sets forth the estimated mineral resources and mineral reserves for the El Mochito mine as at the dates indicated, prepared under the supervision of Rod Lamond, P. Eng., a qualified person, and employee of the Company.

EL MOCHITO MINE, SUMMARY OF MINERAL RESOURCES AND MINERAL RESERVES

------------------------------------ ----------------------------------------- ---------------------------------------
                                                  December 31, 2003                        December 31, 2002
------------------------------------ ----------------------------------------- ---------------------------------------
                                       Tonnes       Zinc     Lead     Silver    Tonnes      Zinc      Lead    Silver
                                       (000s)       (%)       (%)     (g/t)     (000s)      (%)       (%)      (g/t)
------------------------------------ ------------ --------- -------- --------- ---------- --------- --------- --------
Proven and Probable Reserves               2,686     6.5       1.8         87      3,167     6.6       1.8         76
------------------------------------ ------------ --------- -------- --------- ---------- --------- --------- --------
Measured and Indicated Resources(1)        3,599     7.9       2.4        108      4,288     8.2       2.5         99
------------------------------------ ------------ --------- -------- --------- ---------- --------- --------- --------
Inferred Resources                         2,911     7.3       3.2        101      2,411     7.4       3.2        110
------------------------------------ ------------ --------- -------- --------- ---------- --------- --------- --------
(1)      Measured and Indicated Resources include Proven and Probable Reserves.

     In 2003, the Company replaced 30 percent of the mineral reserves that were mined, primarily with the aid of additional drill data. The addition to inferred resources is primarily due to wide spaced drilling in the Salva Vida NE and Santo Nino areas.

     MINING

     El Mochito utilizes a combination of mining methods that are dependent upon the size, geometry and geotechnical considerations of the various zones. The Company is presently using a "post and pillar" cut and fill method, using hydraulic and pneumatic jumbos with hydraulic backfill, for mining all of the present mineralized bodies which yields approximately 84 percent recovery of the reserves.

     Improvements in the transportation system, including extending the underground conveyor system, increasing the broken ore storage capacity and installing a crusher to feed the conveyor belt, were completed and commissioned in February 1996. Mineralized material in the Nacional and Lower San Juan is loaded by 2.7 cubic metre capacity load haul dump vehicles into 15 tonne trucks for transport to an ore-pass which feeds an underground crusher and then a 0.9 metre-wide conveyor. The material is then conveyed upgrade to chutes on the shaft-access rail system where it is transported to the shaft ore-pass system. Material is hoisted via 10-tonne skips to surface, where it is conveyed to the surface crushing circuit and subsequently to storage in a surface ore-bin.

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

     Since opening in 1948, the El Mochito mine has processed over 17.1 million tonnes with an average grade of 7.5 percent zinc, 3.7 percent lead and 251 grams of silver per tonne. Concentrate grades are in the 52 percent range for zinc and in the 70 percent range for lead (containing ~3,000 grams of silver per tonne). The high silver content in the lead concentrate combined with the good grade of lead makes this concentrate readily marketable. A penalty element in this concentrate is bismuth over 0.35 percent. Typically, the bismuth content in the lead concentrate is 0.3 to 0.7 percent.

     The zinc concentrate contains 1.5 percent lead, 0.7 to 0.9 percent copper,
0.5 percent cadmium and 10 percent to 11 percent iron, of which penalty charges are paid for iron over eight percent and cadmium greater than 0.30 percent.

     Mill operating availability averages 90 percent.

     PRODUCTION

     The following table summarizes production information from the El Mochito mine for the years indicated.

--------------------------------------- -----------------------------------------------------------
                                                         Year ended December 31,
                                        -----------------------------------------------------------
                                            2003            2002           2001          2000
--------------------------------------- -------------- --------------- ------------- --------------
   Milled (tonnes)                            652,085         663,385       652,331        637,665
--------------------------------------- -------------- --------------- ------------- --------------
   Zinc (%)                                       7.3             7.5           8.0            7.3
--------------------------------------- -------------- --------------- ------------- --------------
   Lead (%)                                       1.7             1.5           1.3            1.0
--------------------------------------- -------------- --------------- ------------- --------------
   Silver (grams/tonne)                            87              90            81             94
--------------------------------------- -------------- --------------- ------------- --------------
   Concentrate Production
--------------------------------------- -------------- --------------- ------------- --------------
   Zinc (tonnes)                               84,045          88,697        93,133         83,545
--------------------------------------- -------------- --------------- ------------- --------------
   Lead (tonnes)                               13,320          11,888         9,930          7,337
--------------------------------------- -------------- --------------- ------------- --------------
   Metal in Concentrates
--------------------------------------- -------------- --------------- ------------- --------------
   Zinc (tonnes)                               43,766          46,339        48,485         43,064
--------------------------------------- -------------- --------------- ------------- --------------
   Lead (tonnes)                                9,014           8,128         6,750          4,805
--------------------------------------- -------------- --------------- ------------- --------------
   Silver (ounces)                          1,638,465       1,700,034     1,505,659      1,690,031
--------------------------------------- -------------- --------------- ------------- --------------
   Minesite Operating Costs
--------------------------------------- -------------- --------------- ------------- --------------
   Per tonne milled (US$)                       29.96           28.40         30.59          32.83
--------------------------------------- -------------- --------------- ------------- --------------
   Total Cash Costs
--------------------------------------- -------------- --------------- ------------- --------------
   Per pound payable zinc (US$)                  0.29            0.32          0.37           0.44
--------------------------------------- -------------- --------------- ------------- --------------

     HUMAN RESOURCES

     The number of personnel currently employed at the El Mochito Mine is 624. This includes 21 expatriate staff, 132 clerical and local staff, 404 weekly employees and 67 temporary employees. There are also 89 contract miners. The weekly employees are represented by the Union of American Pacific Workers. The weekly paid employees are represented by a union; the contract with the union expires in September 2005.

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

     Mill tailings that are not used for mine backfill are discharged to the Pozo Azul tailings facility where they are hydro-cycloned into coarse and fine fractions. Coarse material is used for upstream dam construction while the fine fraction reports to the reservoir portion of the pond. Dam construction and geotechnical evaluations are contracted to an independent American-based constructing firm. Stage two of a two-stage dam construction schedule is nearing completion. Stage two has sufficient capacity to contain tailings until the spring of 2006. To accommodate reserves past this date, a new tailing disposal facility is currently being engineered and will begin construction in 2004. The new facility will have sufficient space to accommodate tailings for 20 years of operations. Dam inspection reports prepared annually by an independent consulting firm do not indicate any significant stability issues associated with the dams on site.

     The reservoir portion of Pozo Azul provides retention time to naturally treat water prior to discharge to the Quebrada Raices, and subsequently to Lake Yojoa.

     The Company has prepared a conceptual Reclamation and Closure Plan for the El Mochito mine. The closure plan focuses on the decommissioning of mine and surface infrastructure and the reclamation of the tailings facilities. Closure of the Pozo Azul tailings facility will begin once mining operations have ceased. Final and long-term reclamation of El Bosque tailings facility was underway in 2003 and consists mainly of geotechnical stabilization and erosion protection.

     It is estimated that the financial commitment at closure could be in the order of $3.0 to $4.6 million in capital. The Honduran government does not require security to be posted.

     An investigation, that commenced on June 14, 2001 by the FISCAL of the Environment by a special prosecutor for environmental issues of Honduras, resulted in a petition being filed by the FISCAL. The petition alleged that the Company (El Mochito mine) had discharged contaminants, resulting from mining operations, into a ravine which eventually leads to Lake Yojoa, a major lake in Honduras.

     These charges were neither initiated nor were they supported by the government regulatory authority, Direccion Ejecutiva de Fomento a la Mineria ("DEFOMIN"), which oversees mining activities throughout Honduras and is principally responsible for monitoring environmental compliance, nor The Center of Control and Study of Contaminants ("CESCCO"), which regularly inspects and samples the El Mochito effluents, nor AMUPROLAGO, the environmental organization established by the municipalities which adjoin the lake. The Company considers the charges to be unfounded and, as addressed below, has requested that the charges be dismissed.

     The mine does release effluent (water) from the mine tailing impoundment areas, however, this water is monitored for contaminants as required under the Honduran regulations for releases of waste water. These regulations are overseen through a process of regular inspections and monitoring of both effluents and receiving waters by El Mochito personnel and separately by CESCCO and DEFOMIN personnel.

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

     The Company is currently investigating several chimney/manto systems.

     The largest program, with the greatest potential, is the exploration of the northeastern extension of the Salva Vida. The purpose of the program is to further explore and delineate manto material. This program has the potential to convert a large amount of resources to reserves as the targets have been generally identified.

     The El Raton west program is targeting the area between the Nacional southwest and El Raton, an area known to contain manto skarn material. The goal of the program is to delineate areas within the low grade manto that contain sufficient grade for mining.

     Exploration is underway on the 2100 level of Nina Blanca. This program is searching for the lower extension of the Nina Blanca chimney. The chimney has been mined down to just below the 1975 level but the location of the lower extent remains unknown. If the lower extension can be found then exploration will continue to determine the location of manto material at the base of the chimney.

     Rehabilitation of the old 1100 drift has given access to explore for the upper extensions of the Port Royal and Nacional orebodies, where the chimneys may mushroom into mantos at the contact of the Mochito Shale Formation.

     Drilling on levels 1850 and 2100 has located the Barbasco orebody. Definition drilling was completed with the existing development. Manto and chimney mineralization have been defined along an interpreted N/S fault. The mine is currently driving waste development to provide access for mining of the orebody and for further drilling. Drilling is also planned to explore diamond drill hole intercepts north of the Barbasco orebody.

     After the NE Salva Vida, the Santo Nino probably contains the greatest potential to convert resources to reserves. Development is currently underway to provide drill stations for delineation drilling. The ramp access for the Santo Nino orebody is on hold until sufficient information has been obtained to warrant advancement and to allow proper mine planning.

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

     The Company and Gold-Ore Resources Ltd. ("Gold-Ore") entered into an option and joint venture agreement in March 2004. Gold-Ore has an option to acquire a 100 percent interest in the property upon incurring exploration expenditures of US$1.5 million on or before October 31, 2006. If Gold-Ore completes the exploration expenditures within the time prescribed, the Company may elect to:
(i) receive 1.5 million common shares of Gold-Ore and Gold-Ore shall obtain a 100 percent interest in the property or (ii) to buy-back a 51 percent interest in the property upon incurring exploration expenditures of US$3.75 million over a three-year period. The Company may increase its interest from 51 percent to 70 percent by completing a positive feasibility study, during an additional two-year period, and arranging financing of the venture on certain terms.

     Gold-Ore commenced a focused and systematic program of evaluation of the Guayabillas Zone in January 2004. The program successfully verified the model proposed by the United Nations and the Company and validates the high-grade silver-gold values along the vein systems. Three high priority drill targets, Guayabillas, Hill 55, and Leonidas, were defined. Previously, the mineralization within the Guayabillas zone was traced for 800 metres, and was drill intersected in 23 holes. Results ranged from 0.25 g/t gold, 94.7 g/t silver over 1.0 metre to 13.8 g/t gold, 2003.2 g/t silver over 5.0 metres and averaged 4.36 g/t gold,
614.7 g/t silver over 1.9 metres. Hill 55 was previously tested by two holes 50 metres apart. The holes intersected 7.75 g/t gold, 453 g/t silver over 2.07 metres and 1.54 g/t gold, 374 g/t silver over 2.0 metres. The Leonidas vein system was identified 200 metres south of the main Guayabillas zone and was traced for 100 metres and is open along strike in both directions. This system has not been drill tested.

     OTHER ACTIVITIES

     With the objective of making better use of El Mochito's strategic position in Central America, during 1995 the Company established a new business development division in Honduras to initiate new opportunities within Honduras and other Central American countries.

     The Company owns surface rights in the area surrounding the El Mochito mine and is committed to preserving one of Honduras' largest rain forests and eco-systems by introducing reforestation and modern farming methods on scrub land left from earlier cultivation activity. The Company operates small plantations of yucca, fast growing soft woods and a large coffee plantation.

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

     El Toqui is located in a mineralized belt approximately eight kilometres wide by thirty kilometres long with a northwest orientation, coinciding with the major structural trend in the region. This belt extends from the source of the River Manihuales, in the northwest, to Cerro Huemules, in the southeast. Statiform, skarn, mesothermal veins and replacement type mineralization were found. The area displays favourable geological conditions, geochemical presence of zinc, lead, copper, gold and molybdenum and important geophysical anomalies. In general terms, the targets located in this belt are regarded as attractive for the exploration and development of polymetallic deposits.

     Structurally, the area of the property is characterized by block faulting. The dominant strike direction is west-northwest to north, but northeast faults of secondary importance are also present.

     The El Toqui property can be divided into two sectors in terms of mineralization, namely zinc and zinc/gold. Zinc and zinc/gold mineralization is present in the western part of the property within a west-northwest trending area approximately eight kilometres by 30 kilometres. The El Toqui mining district occupies a small part of this sector, about five kilometres by six kilometres. It appears to represent a horst bounded by west-northwest faults.

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

     The three original deposits at El Toqui, Dona Rosa, Mallin-Monica and San Antonio adjoin each other but are separated by faults. They were likely part of the same mineralized body, but are now at different elevations due to block faulting. The Dona Rosa deposit, the most westerly, is faulted down 40 metres to 50 metres from the Mallin-Monica deposit, which in turn is stepped down by faulting from the San Antonio, the most easterly body. Some faults are occupied by porphyry dikes. In 2000, sufficient exploration activity occurred to identify several new deposits (Estatuas, San Antonio East, Aserradero and Mallin-sur) all believed to be part of the original mineralized body but now at different elevations due to faulting.

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

         MINERAL RESOURCE AND MINERAL RESERVE STATEMENT

     The table below sets forth the estimated mineral resources and mineral reserves for the El Toqui mine as at the dates indicated. The mineral reserve and resource estimate was prepared under the supervision of John McCombe, P. Eng., a qualified person, and an employee of the Company.

EL TOQUI MINE, SUMMARY OF MINERAL RESOURCES AND MINERAL RESERVES

-------------------------------------------- ------------------------------- -------------------------------
                                                     December 31, 2003               December 31, 2002
-------------------------------------------- ------------------------------- -------------------------------
                                             Tonnes     Zinc       Gold      Tonnes     Zinc       Gold
                                             (000s)     (%)        (g/t)     (000s)     (%)        (g/t)
-------------------------------------------- ---------- ---------- --------- ---------- ---------- ---------
PROVEN AND PROBABLE RESERVES                    2,801      7.4        1.7       3,344      7.7        1.4
-------------------------------------------- ---------- ---------- --------- ---------- ---------- ---------
Measured and Indicated Resources(1)             3,499      8.1        1.6       4,203      8.3        1.4
-------------------------------------------- ---------- ---------- --------- ---------- ---------- ---------
Inferred Resources                              2,990      8.4        0.4       3,050      8.5        0.4
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

     The mine operations are well staffed and equipped. Daily production is achieved with only development mining, slashing and some pillar mining. There are three jumbos and four load haul dumps (three eight yard and one six yard) and two rock bolters. All haulage is done by a contractor, with loading done by El Toqui personnel. Recently, high water inflows were experienced in the development of the Aserradero zone. Additional pumping capacity was installed in order to deal with the increased volumes. The area was subsequently drained and pumping volumes have returned to historic levels.

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

     METALLURGICAL PROCESSING

     The El Toqui mine and plant was acquired by the Company in 1997. At that time, it was recognized that El Toqui was a high cost producer but certain operating improvements were planned to reduce the high costs. In September 1998, milling was suspended while a capital improvement plan was implemented, which plan was completed in January 1999. The mill processes 1,100 tonnes per day of ore grading 8.1 percent zinc, 0.5 percent lead, 0.3 grams of gold per tonne and 29 grams of silver per tonne.

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

     The gold/lead concentrate contains 15 to 30 percent lead, 100 to 120 grams of gold per tonne and 1,500 to 2,000 grams of silver per tonne. For the year ended December 31, 2003, 2,534 ounces of gold and 225,695 ounces of silver contained in 2,575 dry tonnes of gold/lead concentrate were reported. Penalty elements contained in the gold/lead concentrate are bismuth and arsenic which are penalized when they exceed 0.3 percent and 0.5 percent, respectively.

     Zinc concentrate during 2003 was 51.2 percent zinc content with 11.3 percent iron. The zinc concentrate iron content is penalized when it exceeds eight percent.

     The Company is upgrading the mill to a rate of 1,500 tonnes per day. Construction of a new crushing system was completed and commissioned in July 2003. The new crushing plant has a much greater capacity than the existing facility and will provide for a 25 percent plant capacity increase as well as increase operator efficiency.

     PRODUCTION

     The following table summarizes production information from the El Toqui mine for the years indicated:

-------------------------------------- ----------------------------------------------------------------------
                                                               Year ended December 31,
-------------------------------------- ----------------------------------------------------------------------
                                              2003              2002              2001              2000
-------------------------------------- ----------------- ----------------- ----------------- ----------------
   Milled (tonnes)                          440,301           424,459           427,552          416,418
-------------------------------------- ----------------- ----------------- ----------------- ----------------
   Zinc (%)                                     8.1               9.2              8.5               8.4
-------------------------------------- ----------------- ----------------- ----------------- ----------------
   Gold (grams/tonne)                           0.3               0.7              1.4               0.9
-------------------------------------- ----------------- ----------------- ----------------- ----------------
   Concentrate Production
-------------------------------------- ----------------- ----------------- ----------------- ----------------
   Zinc (tonnes)                             64,107            70,752           65,405            64,356
-------------------------------------- ----------------- ----------------- ----------------- ----------------
   Gold (tonnes)                              2,575             5,424            3,389             3,010
-------------------------------------- ----------------- ----------------- ----------------- ----------------
   Metal in Concentrates
-------------------------------------- ----------------- ----------------- ----------------- ----------------
   Zinc (tonnes)                             32,848            35,907           32,565            31,226
-------------------------------------- ----------------- ----------------- ----------------- ----------------
   Gold (ounces)                              2,534             4,682           10,023             6,232
-------------------------------------- ----------------- ----------------- ----------------- ----------------
   Silver (ounces)                          225,695           282,383          333,228           166,568
-------------------------------------- ----------------- ----------------- ----------------- ----------------
   Minesite Operating Costs
-------------------------------------- ----------------- ----------------- ----------------- ----------------
   Per tonne milled (US$)                     27.38             26.04            25.08             26.94
-------------------------------------- ----------------- ----------------- ----------------- ----------------
   Total Cash Costs
-------------------------------------- ----------------- ----------------- ----------------- ----------------
   Per pound payable zinc (US$)                0.36              0.32             0.35              0.44
-------------------------------------- ----------------- ----------------- ----------------- ----------------

     HUMAN RESOURCES

     El Toqui currently has a workforce of 244 people consisting of 198 hourly personnel and 46 staff personnel. Of the 244 personnel, 242 are at the minesite and two are in the Santiago office. The El Toqui employees are unionized with representation being provided by the "Sindicato de Trabajadores de Sociedad Contractual Minera El Toqui". The collective agreement will expire in October 2004.

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

     The Confluencia impoundment is being expanded in 2004 to accommodate an additional 5 years of reserves. An independent consulting firm has been contracted for dam design and on-going geotechnical evaluations.

     There are three additional tailings facilities that are out of service and at various stages of reclamation.

     A study, of the acid generation potential of cycloned tailings, was completed by an independent consulting firm in July 2000. The study concluded that both the underflow and overflow tailings have the potential to generate acidic drainage. Zinc release is significant at circum-neutral pH levels.

     Chile is currently developing regulatory requirements for mine closure and reclamation. A working document, entitled Documento de Trabajo - Ley que Regula el Cierre de Faenas e Instanaciones Mineras (Working Document - Law to Regulate the Closure of Mines and Mining Installations) dated December 2000, as well as a draft regulation, the Reglamento de la Ley que Regula el Cierre de Faenas e Instalaciones Mineras (Regulation for the Law to Regulate the Closure of Mines and Mining Installations) are currently being circulated and reviewed by stakeholders. As of November 2002, the regulations have not been approved.

     BWR has developed a conceptual Reclamation and Closure Plan for the El Toqui mine. The following summarizes the key elements of the closure plan:

     o Covering and revegetating the tailings disposal areas (out of use and existing operating areas);

     o Use non-acidic drainage generating waste rock as cover and backfill material during reclamationl

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

     Exploration work during 2003 consisted of detailed surface geological mapping in the Concordia and Dona Rosa areas and a 3,000 meter, 19 hole surface diamond drill program.

     Surface diamond drilling consisted of 19 widely spaced drill holes aimed at targeting various soil geochemical anomalies between the Dona Rosa orebody and Concordia. The results of this drilling program will form the basis of future drilling campaigns in the Concordia area.

     During 2003, 35 samples were submitted for petrography study. The results from this study will help in understanding the skarn alteration pattern and the gold placement event associated within the Toqui district and guide future exploration efforts.

     On a regional scale exploration was carried out at the Cerro Colorado and La Leona properties, located 25 kilometers to the south of El Toqui. Work consisted of geological mapping and a 60 sample stream sediment survey. Additional work is warranted on both of these properties.

     As a result of a detailed review by an independent qualified person, a new geological model has been developed for the Toqui District. The new geological model holds significant promise and indicates that further work is required for confirmation.

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

     The mine was purchased, by the Company, in May 2000. During the months of June and July, the ore-pass system from the main production zone was out of service while a new system was being commissioned. This had a negative impact on mill throughput and grade.

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

     During the fourth quarter of 2002, a drill program totaling 7,935 metres was initiated. The objective of this drill program is to further delineate and upgrade resources to reserves in Zone 97, both above 6 level and below 13 level. The drill program was completed in April 2003, SRK updated the 2001 feasibility study in June 2003 and the results are addressed below.

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

         CONVERSION OF MINERAL RESOURCES TO MINERAL RESERVES

     The mineral reserves were calculated by converting the indicated, or measured resources, based upon a minimum mining width of three metres for Zones 3 and 4 and 2.2 metres for Zone 97. The mineral reserves consist of contiguous zones of mineralization delineated in the geological model, while isolated areas are not included.

         MINERAL RESOURCE AND MINERAL RESERVE STATEMENT

     The table below sets forth the estimated mineral resources and mineral reserves for the Langlois mine as at the dates indicated. Mr. Torben Jensen, a qualified person, and an employee of the Company, supervised the preparation of the mineral reserve and resource estimates.

LANGLOIS MINE, SUMMARY OF MINERAL RESOURCES AND MINERAL RESERVES
----------------------- ----------------------------------------------- --------------------------------------------
                                        December 31, 2003                             December 31, 2002
----------------------- ----------------------------------------------- --------------------------------------------
                           Tonnes    Zinc     Copper    Silver    Gold    Tonnes   Zinc    Copper   Silver     Gold
                           (000s)     (%)        (%)       g/t     g/t    (000s)    (%)       (%)      g/t      g/t
----------------------- ---------- ------- ---------- --------- ------- --------- ------ --------- -------- --------
Proven and Probable         3,323    10.8        0.8        52     0.1     2,903   11.2       0.7       53      0.1
Reserves
----------------------- ---------- ------- ---------- --------- ------- --------- ------ --------- -------- --------
Measured and                4,981    11.1        0.8        54     0.1
Indicated Resources(1)                                                     4,862   11.0       0.7       53      0.1
----------------------- ---------- ------- ---------- --------- ------- --------- ------ --------- -------- --------
Inferred Resources          1,255     9.7        0.5        40     0.1     1,547    8.1       0.5       37      0.1
----------------------- ---------- ------- ---------- --------- ------- --------- ------ --------- -------- --------
(1)      Measured and Indicated Resources include Proven and Probable Reserves.

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

     Approximately 60 percent of the tailings are used in paste backfill and the remainder is sent to the tailings pond that covers an area of 1.88 square kilometers and is located three kilometres from the mine site. The tailing deposition is subaqueous to prevent acid generation. Most of the tailings pond effluent overflow is recycled as mill process water, with a portion of the tailings pond effluent overflow released to the Wedding River after treatment with caustic lime to maintain pH levels in accordance with regulations.

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

     FEASIBILITY STUDY

     The Langlois mine was placed on care and maintenance in November 2000 pending the resolution of an ore pass problem and an improvement in the price of zinc. A feasibility study to reopen the Langlois mine including a technical resolution for the ore pass was completed by SRK in August 2001 (the "2001 SRK Report"), following an extensive drilling program of Zone 97. The 2001 SRK Report indicated a net pre-tax cash flow of $60.9 million based on a zinc price of US$0.50 per pound, a copper price of US$0.80 per pound and a silver price of US$5.00 per ounce. The internal rate of return was 24.0 per cent and the net present value at 8.0 per cent was $26.4 million.

     Prior to placing the mine on care and maintenance in November 2000, ore was mined from two zones known as Zones 3 and 4. A third zone, Zone 97, had been identified and mineral reserves and resources established by diamond drilling.

     In April 2003, the Corporation completed an in-fill drill program of 28 holes (11,511 metres) to further delineate and upgrade mineral resources to mineral reserves in Zone 97 at the Langlois mine. The results of the in-fill drill program show a 25 per cent increase in mineral reserves in Zone 97, which adds a further year's production to the expected life of the Langlois mine. In total, the mineral reserves for Zone 97 increased by 419,600 tonnes at a grade of 8.1 per cent zinc, 1.7 per cent copper, 46.9 grams of silver per tonne and
0.1 grams of gold per tonne. The mineral reserves and resources for Zones 3 and 4 have not changed.

     Following the 2003 in-fill drill program, SRK updated the 2001 SRK report in June 2003 (the "2003 SRK Report") to include the new mineral reserves in Zone
97. The 2003 SRK Report now estimates that the total net pre-tax cash flow will be $71.1 million, based on the metal prices shown in the table set out below. The internal rate of return has increased to 25.3 per cent, and the net present value at 8.0 per cent has increased to $30.9 million.

     The following table sets forth the metal prices and exchange rate used in the 2003 SRK Report:

                   Zinc                            US$0.50/lb
                   Copper                          US$0.80/lb
                   Silver                          US$5.00/oz
                   Gold                            US$343/oz
                   Exchange Rate                  US$0.70/Cdn$

     Based on these price assumptions, the 2003 SRK Report determined the operating cost per pound of payable zinc including smelting, shipping and by-product credits for copper and precious metals to be US$0.38.

     It is estimated in the 2003 SRK report that $38.2 million in capital is required over the life of the mine of which approximately $16.4 million must be expended prior to the start of production at the Langlois mine. The aggregate operating cost to mine gate is estimated at $55.61 per tonne milled over the life of the Langlois mine.

     When a long-term zinc price of US$0.45 per pound is assumed in the 2003 SRK Report, the total net pre-tax cash flow decreases to $41.5 million, the internal rate of return decreases to 15.2 per cent and the net present value at 8.0 per cent decreases to $12.6 million. Based on this price assumption, the 2003 SRK Report sets the operating cost per pound of payable zinc including smelting, shipping and by-product credits for copper and precious metals at US$0.36.

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

The 2003 SRK Report incorporates several improvements to ensure reliability of production and to control costs. These improvements include the elimination of ore passes for Zone 97, a steel lined storage bin, improvements in the underground mobile equipment, pre-development of several sublevels in Zone 97 to allow production of higher grade ore continuously when mine operations resume and improvements for the underground mobile equipment fleet.

     The following table sets forth a summary of the estimated life of mine production statistics set out in the 2003 SRK Report assuming the milling of 3,323,000 tonnes.

                        Head Grade
                        Zn (%)                                 10.8
                        Cu (%)                                  0.8
                        Au (g/t)                                0.1
                        Ag (g/t)                               52.1
                        Recoveries
                        Zn (%)                                 93.7
                        Cu (%)                                 82.3
                        Au (g/t)                               29.0
                        Ag (g/t)                               35.8
                        Concentrate Grade
                        Zn (%)                                 54.8
                        Cu (%)                                 23.9
                        Tonnes Concentrate
                        Zn (t)                              612,000
                        Cu (t)                               94,000
                        Contained Metal
                        Zn (t)                              335,000
                        Cu (t)                              22,7000
                        Au (oz)                               2,600
                        Ag (oz)                           1,991,000

     PRODUCTION

     The following table summarizes production information from the Langlois mine for the period indicated.

-------------------------------------------------------------- -----------------------------
                                                                     Eight months ended
                                                                   December 31, 2000(1)
-------------------------------------------------------------- -----------------------------
   Milled (tonnes)                                                        198,788
-------------------------------------------------------------- -----------------------------
   Zinc (%)                                                                   7.8
-------------------------------------------------------------- -----------------------------
   Copper (%)                                                                 0.3
-------------------------------------------------------------- -----------------------------
   Gold (grams/tonne)                                                         0.2
-------------------------------------------------------------- -----------------------------
   Silver (grams/tonne)                                                        30
-------------------------------------------------------------- -----------------------------
   Concentrate Production
-------------------------------------------------------------- -----------------------------
   Zinc (tonnes)                                                           27,498
-------------------------------------------------------------- -----------------------------
   Copper (tonnes)                                                          2,227
-------------------------------------------------------------- -----------------------------
   Metal in Concentrates
-------------------------------------------------------------- -----------------------------
   Zinc (tonnes)                                                           14,519
-------------------------------------------------------------- -----------------------------
   Copper (tonnes)                                                            486
-------------------------------------------------------------- -----------------------------
   Gold (ounces)                                                              367
-------------------------------------------------------------- -----------------------------
   Silver (ounces)                                                         58,458
-------------------------------------------------------------- -----------------------------
   Minesite Operating Costs
-------------------------------------------------------------- -----------------------------
   Per tonne milled (US$)                                                   55.71
-------------------------------------------------------------- -----------------------------
   Total Cash Costs
-------------------------------------------------------------- -----------------------------
   Per pound payable zinc (US$)                                              0.52
-------------------------------------------------------------- -----------------------------
(1)  The Company acquired the Langlois mine effective May 1, 2000 and placed it on care and maintenance in November 2000.

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

     The Company, due to depressed metal prices, permanently closed the Nanisivik mine in September 2002 and reclamation activities are ongoing.

     HUMAN RESOURCES

     The Company employs seven full time people at the Nanisivik mine, all of whom work a rotation of eight weeks work at the site followed by four weeks of vacation, although there are occasions when work requirements dictate modest changes to individual schedules. Hourly-paid employees are represented by the USWA and a four-year collective agreement signed in 2002 will expire on October 31, 2004.

     ENVIRONMENTAL MANAGEMENT AND PERMITTING

     The operating license for the Nanisivik mine is an industrial water license issued by the Nunavut Water Board ("NWB") and enforced by the Department of Indian Affairs and Northern Development ("DIAND"). The license sets parameters for water use and waste disposal during the closure and reclamation period. The current license was granted in October 2002 and expires in May 2008. It is expected that all reclamation work and post-closure monitoring will be completed within the current license period, although the duration of the post-closure monitoring period has not yet been decided by the NWB. Future activities at the site will comprise mine decommissioning and reclamation.

     During operations, tailings from the mill were pumped to the 60 hectare West Twin Disposal Area ("WTDA"). The WTDA is made up of a surface cell, reservoir and polishing pond. Tailings were deposited both sub-aerially and subaqueously.

     The WTDA internal dykes are a frozen core construction and were last inspected in August 2003 by an independent consulting firm. No significant stability issues were identified during the annual inspection.

     Nanisivik submitted its initial closure and reclamation plan in February 2002 and received comments by the NWB as well as other regulators involved, principally DIAND and the Government of Nunavut (the "GN"). In response to the observations made and issues raised by these agencies, the Company further refined its closure plan and the final closure and reclamation plan was filed with the NWB in February 2004. During that intervening period, there were a number of technical and procedural meetings held with the regulators in an ongoing effort to resolve as many technical issues as possible, in preparation for a second public meeting to be held in Arctic Bay. Those technical and procedural meetings culminated in a final technical meeting convened in Yellowknife, Northwest Territories on May 4 and 5, 2004 and a pre-hearing meeting to resolve any procedural matters on May 6, 2004 also in Yellowknife. The public hearing has now been set for June 2 to 5, 2004 in the Hamlet of Arctic Bay.

     As permitted by the regulators, certain reclamation activities were initiated in 2002 and have been ongoing using internal resources only.

     Despite the changes that have been made to the closure and reclamation plan, the underlying goals have remained the same, as follows.

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

     o Decommission the site infrastructure. Salvage all reusable materials that are marketable or can be transferred to other BWR operations. Dispose of all remaining non-hazardous materials in the underground workings.

     o Monitor the site for the duration prescribed by the NWB, following closure.

     Under the terms of the present water license, CanZinco is required to post security for reclamation in an aggregate amount of $17.6 million. The Company's original estimate of the financial commitment to complete the remaining reclamation work was approximately $9.2 million. The Company submitted a revised estimate of closure costs in March 2004 which estimates the costs to be $9.9 million. The majority of the increase is attributable to increased volume of material required to cover the tailing ponds. Once reclamation of the site has been completed, the Company does not anticipate a requirement for water treatment at the site.

     The NWB estimate of the closure costs does not take into consideration the salvage value of the assets remaining at Nanisivik, all of which are being reviewed for possible sale or transfer. In 2003 an agreement was reached with Wolfden Resources Inc. ("Wolfden") whereby Wolfden will acquire certain assets, including the contents of the industrial complex (principally the mill processing equipment), four electrical generators, the concentrate storage facility and the ship loading equipment. In return, Wolfden will clean up the industrial complex, the concentrate storage facility and ship loading areas to the satisfaction of CanZinco and the regulators. Wolfden plans to have a crew on site during the summer of 2004 to commence the dismantling work. Wolfden has provided a $2 million letter of credit to the Company to secure the performance of its obligations.

     Further, the NWB estimate does not take into consideration the value of equipment and supplies purchased and currently located at Nanisivik and earmarked for the reclamation for the reclamation, and the considerable amount of reclamation work completed prior to and following the closure of the mine in 2002 and 2003.

     Of the amount of financial security mandated by the NWB ($17.6 million), $5 million was previously posted pursuant to the expired water license in the form of a surety bond. The bond expired in July 2003 as scheduled and was not replaced. Discussions regarding the final amount and the form of the financial security are ongoing with DIAND.

     CanZinco asked the DIAND Minister to consider the process by which the financial security was determined and the amount of the financial security. The Minister, on behalf of himself and DIAND stated that they could not consider the matter. CanZinco filed an application in the federal court for judicial review of the Minister's decision not to consider the matter. Discussions are ongoing regarding the DIAND Minister's decision not to consider the matter, and the Company has sent a letter to the new DIAND Minister suggesting a compromise. The Federal Court has assigned a court date of June 22, 2004 for the judicial review of the Minister's decision.

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

     DESCRIPTION

     The Caribou mine property covers an area of 3,106 hectares and is held under a mining lease. The Caribou underground mine production is subject to a net smelter return royalty which escalates from one to three percent based upon zinc prices ranging from US$0.65 to US$0.85 per pound and is capped at a maximum of $7.8 million. The Caribou underground mine production is also subject to a 10 percent net profit royalty. Net profit is calculated by deducting from the revenue all the operating, administration, depreciation, amortization and interest costs, including all costs incurred in prior years.

     The Caribou open pit mine (formerly known as the Restigouche open pit mine) was acquired in October 1995 from Marshall Minerals Corp. for 1,500,000 Common Shares and a royalty payment on each tonne mined and hauled to the Caribou mill for processing. The amount of the royalty is $1.00 per tonne when the price of zinc is less than US$0.55 per pound, escalating to a maximum of $4.00 per tonne at a price in excess of US$0.70 per pound. The Caribou open pit zinc/lead/silver deposit is shallow and has higher lead and silver grades than the Caribou underground mine, but is too small to economically justify construction of its own processing plant. The Caribou open pit had not previously been in production. The Caribou open pit and underground mines are referred to collectively herein as the "Caribou mine".

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

     HISTORY

     The Caribou, massive sulfide deposit, was first discovered by Anaconda in 1955. In 1965, extensive underground drifting, sampling, pilot plant testing and drilling were initiated and a small high-grade secondary copper cap was developed into an open pit mine-mill operation until the depletion of the copper mineralization in 1974. In 1982, a silver/gold heap leach plant was constructed to process 60,000 tonnes of gossan materials, which were stockpiled during earlier pit operations.

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

     GEOLOGY

     The Caribou underground and open pit mines are located in northern New Brunswick, a province in which over 30 massive sulfide deposits occur. The deposits are located, broadly, between footwall sediments and hangingwall volcanics. The hangingwall to the massive sulfides is a sequence of clastic felsic volcanic flows with local bedded tuffaceous horizons. Sulfide minerals are not present in the hangingwall. The footwall rocks are rhyolitic with tuffaceous horizons and, unlike the hangingwall sequence, disseminated sulfide minerals occur in a stringer zone immediately below the massive sulfide body. The deposit is intersected by two diabase dykes of Devonian age, one in the centre of the deposit and one diabase dyke at its southern end. These dykes trend northwest/southeast and dip steeply. The central dyke is two to five metres thick. Three phases of folding have been identified, all of which predate the intrusion of the diabase dykes. The first phase imposed gentle folds along the long axis of the deposit. The second phase resulted in local, minor kink folds and the third phase resulted in steepening of the flanks of the deposit, approximately along strike.

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

     RESERVES AND RESOURCES

         INTRODUCTION

     The mineral resources and mineral reserves for the Caribou mine include the Caribou underground and open pit deposit. Both deposits have been mined on several occasions. The current resources and reserves at both deposits have been estimated by the Company and independently audited on several occasions.

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

     The mineral resources for the Caribou mine were calculated as at December 31, 1998 by the Company. The resources were calculated according to published guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum for using existing diamond drill hole data and chip sample assays.

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

CARIBOU MINE, SUMMARY OF MINERAL RESOURCES AND MINERAL RESERVES
-------------------------------- ---------------------------------------- -----------------------------------------
                                            December 31, 2003                         December 31, 2002
-------------------------------- ---------------------------------------- -----------------------------------------
                                   Tonnes     Zinc      Lead     Silver     Tonnes     Zinc      Lead      Silver
                                  (000s)      (%)       (%)       g/t      (000s)      (%)       (%)       (g/t)
-------------------------------- ---------- --------- -------- ---------- ---------- --------- --------- ----------
Proven and Probable Reserves      5,057      6.5       3.4      90         5,057      6.5       3.4       90
-------------------------------- ---------- --------- -------- ---------- ---------- --------- --------- ----------
Measured and Indicated            5,152      7.4       3.9      95         5,152      7.4       3.9       95
Resources(1)
-------------------------------- ---------- --------- -------- ---------- ---------- --------- --------- ----------
Inferred Resources                4,163      6.7       3.2      98         4,163      6.7       3.2       98
-------------------------------- ---------- --------- -------- ---------- ---------- --------- --------- ----------
(1)      Measured and Indicated Resources include Proven and Probable Reserves.

     RE-OPENING PLAN (1999)

     A re-opening plan was developed by the Company in 1999 and was updated in 2000. The plan calls for the production of ore from the Caribou underground mine at the rate of 1,650 tonnes per day and from the Caribou open pit mine at the rate of 1,350 tonnes per day. The reserves from the open pit will be depleted in 21 months and the underground reserves accessed from the open pit will be developed in time to produce 500 tonnes per day. At this time, production from the Caribou underground will be increased to 2,500 tonnes per day.

     For the purposes of mine planning and cost estimation, inferred mineral resources were estimated to the 1,900 metre elevation, then converted into possible mineral reserves using the same dilution and mining recovery. The table below sets forth the mineral reserves used in the re-opening plan at the Caribou mine.

     The Company has recently reviewed the re-opening plan. Taking current metal prices and exchange rates into consideration, the Company is evaluating the value of the property either as a stand-alone producer of base metals, or as satellite feed sources for another producer. The Company has not yet reached any conclusions with respect to this property, although various alternatives are currently being explored.


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

     From a compilation of the pilot plant test results and data in November 1998, the operating period of 1997 - 1998 and a study completed in 2000 by an independent consulting firm (the "2000 Study"), it was concluded that a number of flowsheet modifications are required to obtain the desired response to treatment of Caribou ore.

     The future success of the concentrator is expected to be achieved by addressing the design and maintenance problems that plagued past operations. The use of high level process control equipment and practices to ensure that all critical grinding and flotation parameters identified in the 2000 Study are achieved in the plant, utilizing a simplified flotation flowsheet and reagent scheme enhancing the operator's ability to manage the process and ensuring that supervisors, technical staff and operators are well trained.

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

     Ore will be ground in a 6,700 millimetre diameter SAG mill with 1,500kW connected power. SAG mill discharge will be sized with the plus 20 mesh portion being returned to the SAG mill. The minus 20 mesh portion will receive further grinding in a 4,267 millimetre diameter ball mill in a closed circuit with a cluster of cyclones. Final grind will be approximately 80 percent minus 30 microns.

     Following aeration, the cyclone overflow will be directed to lead rougher cells and a combination of scavenger cells where the lead rougher/scavenger concentrate will be produced. This concentrate will be reground and then cleaned in a bank of flotation cells.

     Subsequent lead processing includes a series of scavenger cells, four stages of cleaner flotation and two additional regrind stages.

     The copper separation feed, following sodium dioxide conditioning, will be directed to the flotation circuit to produce a saleable copper concentrate and a tailing product that will be discharged to final tailings.

     The final lead and copper concentrates will be thickened and stored in a stock tank for storage and subsequent dewatering using the lead filter.

     The lead tailings will feed the zinc circuit. After conditioning, the zinc rougher scavenger concentrates will be floated and these concentrates will be reground and then subjected to high intensity conditioning prior to flotation.

     The flotation tailings will be pumped to the tailings pond for subaqueous disposal. Process water requirement for the mill will be reclaimed from the tailings pond via a 400 millimetre diameter pipeline.

     PRODUCTION

     The Caribou mine started production in July 1997 and was placed on care and maintenance for an indefinite period on August 3, 1998 because commercial production had not been achieved. The following table summarizes production information from the Caribou mine for the periods indicated:

----------------------------------------------------- --------------------- --------------------
                                                              1998                 1997
----------------------------------------------------- --------------------- --------------------
   Milled (tonnes)                                          494,449               322,827
----------------------------------------------------- --------------------- --------------------
   Zinc (%)                                                     6.3                   6.3
----------------------------------------------------- --------------------- --------------------
   Lead (%)                                                     3.8                   3.3
----------------------------------------------------- --------------------- --------------------
   Silver (grams/tonne)                                         105                   102
----------------------------------------------------- --------------------- --------------------
   Concentrate Production
----------------------------------------------------- --------------------- --------------------
    Zinc (tonnes)                                            40,501                18,328
----------------------------------------------------- --------------------- --------------------
    Lead (tonnes)                                            38,266                11,446
----------------------------------------------------- --------------------- --------------------
   Metal in Concentrates
----------------------------------------------------- --------------------- --------------------
    Zinc (tonnes)                                            18,748                 8,286
----------------------------------------------------- --------------------- --------------------
    Lead (tonnes)                                            12,580                 3,994
----------------------------------------------------- --------------------- --------------------
    Silver (ounces)                                         724,790               239,639
----------------------------------------------------- --------------------- --------------------

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

     There are currently five employees located at Caribou keeping the operation under care and maintenance, and, in some cases, dealing with financial and administrative matters arising from CanZinco's operation.

     ENVIRONMENTAL MANAGEMENT AND PERMITTING

     The Caribou operations are regulated under the New Brunswick Mining Act (Chapter M-14.1), Clean Environment Act (Chapter C-6) and Clean Water Act (Chapter C-6.1). Certificates of approval for operating have been issued by the New Brunswick Department of Environment for both the Caribou mine underground site and the Restigouche open pit.

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

     The Minister of the Department of Natural Resources and Energy (the "DNRE") approved a mine reclamation plan for the Caribou mine on March 6, 1996. The cornerstone of the closure plan is the progressive reclamation, namely relocating the acidic drainage generating materials from the previous open pit operation to the underground during the course of mining. At the time the closure plan was prepared, the mine life was estimated to be six years. For economic reasons, the mine only operated for one year. Consequently, much of the geochemically problematic waste rock and tailings remain on surface. An older, smaller tailing facility (Anaconda) is located near the mill. The tailings dam is constructed of waste rock, some of which is reported to be potentially acid generating. This tailings facility is no longer used but has not been remediated.

     Approximately 159,000 tonnes of waste rock of the 1.1 million tonnes produced during the former open pit operations were returned to the underground mine as backfill during the most recent operational period, in accordance with the closure plan.

     The closure plan is not clear on the acidic drainage discharging from the mine adit during the post-closure period, but it is likely to require treatment prior to discharge. An independent consulting firm concludes that based upon the information provided in the closure plan, the closure plan appears to be reasonable.

     The Company and CanZinco Ltd. have an agreement, with the Province of New Brunswick, whereby the liability of EWCM, a predecessor to CanZinco Ltd., for reclamation work, rehabilitation work, other environmental work and environmental liabilities of any nature related to exploration and development activities at the Caribou mine that took place prior to October 29, 1993 is limited to $3 million. The Province of New Brunswick is responsible for liabilities exceeding $3 million. As a result of this agreement, most of the current closure issues will be the responsibility of the Province of New Brunswick.

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

     An open pit operation is located at the Restigouche property. Ore extracted from the open pit was trucked to the Caribou mill for processing. Consequently, the Caribou open pit site has a minimal amount of infrastructure, two waste rock storage pads and a small water treatment plant.

     A mine reclamation plan was approved by the DNRE on March 6, 1996 for the Caribou open pit site. The following summarizes the key elements of the closure plan:

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

     Based upon the information provided in the closure plan, an independent consulting firm that the closure plan for the Caribou open pit appears to be reasonable. If the development of the pit and the storage of waste rock was implemented as described in the closure plan, there is unlikely to be any water quality treatment requirements.

     Security in the amount of $1.9 million has been posted with the DNRE towards these costs in accordance with an agreed upon schedule. An additional amount of $1.7 million has been posted for environmental protection with the Minister of Environment as required under Regulation 87-83, the Environmental Assessment Regulation of the Clean Environment Act. The Company estimates the closure cost for the Caribou open pit to be $3.7 million.

     The mine presently operates a lime plant to treat underground mine drainage. The mine also has a sizable deposit of old tailings stored separately by the previous operator to CanZinco, containing significant quantities of pyrite, zinc and copper. Over the years these tailings have become a source of acidity and soluble metals due to oxidation and require remediation. CanZinco reached an agreement with Bioteq Environmental Technologies Inc. to construct a pilot plant on the Caribou mine site to test for the removal of metals from the mine drainage upstream of the existing lime plant. During its operation in 2002, the plant recovered nearly 35 tonnes of zinc concentrate, with contained copper, cadmium and lead. The concentrate was delivered to and accepted for sale by Noranda Inc.

     Treated water has been discharged to local receiving waters within the guidelines of the existing permits. Based on the operating results in 2002, Bioteq has received all necessary permits to construct a plant for the reprocessing of tailings at Caribou. The tailings to be processed are those left by previous operators and will be processed concurrently with acidic mine drainage.

     The water treatment project was suspended in late 2002 and the minewater was diverted to fill the underground workings. Water treatment recommenced in April 2004.

     In the first quarter of 2004, CanZinco reached an agreement with Bioteq for mine dewatering, water collection and water treatment services, as well as general site management. The agreement with Bioteq is for a period of six years and replaces various earlier agreements between the parties. The agreement is conditional upon a three-month transition period that is currently underway, following which the parties will finalize a definitive operating agreement.

     A fixed annual fee will be charged for water treatment and site management, subject to adjustments for variable commodity price changes and process variations. An additional fee for re-treatment of tailings, stored at the Caribou site by a previous operator will be charged, which will commence at CanZinco's option. It is anticipated that tailings re-treatment will commence in 2005. Bioteq plans to modify the biological reduction plant during 2004 to continue treatment of the mine drainage and to also retreat the Anaconda tailings stored at the Caribou site. All metals recovered in the Bioteq plant are the property of Bioteq.

Exploration Properties

     The Company owns base and precious metal exploration properties in Canada, Honduras, Chile and Tunisia.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of Breakwater Resources Ltd. constitutes management's review of the factors that affected the Company's financial and operating performance in 2003 and factors reasonably expected to impact on future operations and results.

     OVERVIEW

     Breakwater Resources Ltd. (the "Company") is an exploration, development and mining company with operations in Canada, Honduras, Chile and Tunisia. The Company produces and sells zinc, lead and copper concentrates to customers around the world. All of the Company's Gross sales revenue is transacted in US dollars. In 2003 and 2002, approximately 82 percent of Gross sales revenue was derived from the sale of zinc metal in concentrates with the balance from lead, copper, gold and silver metals in concentrates. In 2004, the sale of zinc metal in concentrates, from currently owned operations, is expected to account for approximately 80 percent of Gross sales revenue.

     Since 1994 production has generally increased through the acquisition of operating mines but also from production improvements and efficiencies. The low metal price cycle of the last two to three years and the Company's debt burden have prevented continued growth. This has now been resolved and the Company intends to return to its growth strategy through acquisitions and development of existing assets.

     For the year ended December 31, 2003, the Company realized Net Earnings of $7.1 million ($0.03 per share) compared with Net Losses in the years 2002 and 2001 of $19.9 million ($0.12 per share) and $111.1 million ($0.92 per share) respectively. The loss in 2001 included non-cash write-downs of mineral properties and fixed assets of $70.3 million.

     The following are the notable details related to the Net Earnings of 2003 compared with the Net Loss of 2002:

     o Gross sales revenue decreased by 32 percent due mainly to the closure of the Nanisivik mine in September 2002 and the effect of the stronger Canadian dollar.
     o General and administrative costs were reduced by $1.1 million due to lower capital taxes, lower office costs and a one-time compensation expense of $0.6 million incurred in 2002.
     o Interest and financing costs decreased by $1.4 million due to reduced debt levels following the partial repayment of debt and lower interest rates.
     o Foreign exchange gain on US dollar denominated debt rose by $10.9 million, $4.4 million of this gain was realized on the repayment of US$17.1 million of the bank debt in July and December.
     o Other non-producing property costs decreased by $9.3 million largely as a result of the gain on the sale of the Lapa properties of $10.3 million in June of 2003.

     The year ended December 31, 2003, saw a marked improvement in the US dollar zinc price from the 2002 record low. The zinc price closed at the end of 2003 at US$1,008 per tonne compared with US$750 at the end of 2002, averaging US$828 per tonne for the year compared with US$779 for 2002. However, the stronger Canadian dollar offset the benefit of the improved average US dollar metal price. The average Canadian dollar price of zinc in 2003 was $1,161 per tonne compared with $1,220 per tonne in 2002 based on an average Canadian/US dollar exchange rate of
1.4004 versus 1.5701. All metal prices closed significantly higher at the end of 2003 compared with the end of 2002 and are expected to remain at these levels or higher in 2004.

     In November 2003, the Company received net proceeds of approximately $28.0 million on the issuance of 85.8 million Common Shares pursuant to a subscription receipt offer in October. A portion of these funds was used to repay part of the bank debt as more completely described later in this document.

---------------------------------- ------------------
Use of Proceeds ($ millions)
---------------------------------- ------------------

---------------------------------- ------------------
Bank Debt Repayment                       15.7
---------------------------------- ------------------
Working Capital                           12.3
---------------------------------- ------------------
Net Proceeds                              28.0
---------------------------------- ------------------

     Total debt was substantially lower at the end of 2003 at $25.8 million compared with $78.7 million at the end of 2002. During 2003, US$17.1 million was repaid against the Non-Revolving Facility and the Supplementary Term Facility, (combined as the "Non-Revolving Facility"). The revolver component of the Credit Facility (the "Revolver") was paid down from US$16.0 million to US$5.0 million, and the stronger Canadian dollar reduced the carrying value of the balance of the US dollar denominated debt.

     The Company's Credit Facility, which was repayable in full on January 2, 2004, was renegotiated in November 2003. Under this amended agreement the term of the Non-Revolving Facility was extended to January 2, 2009 and requires 54 equal monthly principal payments starting in July 2004. The Revolver was extended to January 2, 2005 and is subject to annual review. The amount available under the Revolver was reduced from US$30.0 million to US$25.0 million.

     On January 28, 2004, the Company completed the sale of 57,142,858 units for net proceeds of $37.3 million. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant. Each whole warrant entitles the holder to acquire one Common Share at a price of $1.00 at any time until January 28, 2009. The Company used $16.0 million of the proceeds to retire the Non-Revolving Facility, $16.4 million of the proceeds will be used to start the development of the Langlois mine and the balance for working capital and general corporate purposes.

-------------------------------------------------------- ------------
Use of Proceeds ($ millions)
-------------------------------------------------------- ------------

-------------------------------------------------------- ------------
Bank Debt Repayment                                             16.0
-------------------------------------------------------- ------------
Langlois Development                                            16.4
-------------------------------------------------------- ------------
Working Capital and General Corporate Purposes                   4.9
-------------------------------------------------------- ------------
Net Proceeds                                                    37.3
-------------------------------------------------------- ------------

     On February 16, 2004, the Company signed a letter of intent with Boliden AB to purchase all the outstanding shares of Boliden Westmin (Canada) Limited ("BWCL"). BWCL is the owner of the Myra Falls mine in British Columbia. The acquisition of BWCL will be exclusive of the Premier Gold property and certain other assets and liabilities. The general terms of the proposed acquisition include the Company issuing 18 million Common Shares and 5 million warrants, exercisable at $1.00 per Common Share until January 28, 2009. Subject to final due diligence, the acquisition is expected to close early in the second quarter of 2004.

     The Myra Falls mine produces zinc and copper concentrates containing significant gold and silver as well as a gold-bearing gravity concentrate. The operation consists of a 1.25 million tonne per annum underground mine and processing facility, and associated infrastructure including a storage and load out terminal in the community of Campbell River, BC. In 2003, Myra Falls produced 57,400 tonnes of zinc, 10,700 tonnes of copper, 27,300 ounces of gold and 720,900 ounces of silver.

     OUTLOOK

     The Company's earnings and cash flow have historically, in a very large part, been determined by the zinc metal price. However, with the planned acquisition of BWCL and its principal asset, the Myra Falls mine, sales revenue from copper, gold and silver will be a higher percentage of Gross sales revenue and lessen our dependence on one metal.

     While the past three years have been challenging due to depressed metal prices, the commodity markets turned for the better during the last few months of 2003 and are forecast to be very strong for 2004 and onward. Continued strong Chinese consumption, in conjunction with increasing demand in the rest of the world, has improved both market fundamentals and sentiment. Although zinc metal inventories remain relatively high, they have begun to decline and appear to be following the trends of other base metals, including copper and lead.

     As a result of the improved metals markets and two successful financings, the Company can now return to a growth mode. The injection of new equity allowed the Company to retire its Non-Revolving Facility and add working capital and, combined with the improved metal prices, should support the improved financial performance of the Company and underpin its ability to grow.

     Looking ahead, the Company has several opportunities for currently owned projects. These include the completion of the expansion at the El Toqui mine and the reopening of the Langlois mine which will replace the declining production due to the expected closure of the Bouchard-Hebert and Bougrine mines in 2005. The Company also plans to expand its exploration programs in and around all of its mines, and pursue an industrial mineral opportunity in Tunisia. In terms of acquisitions, the Company is working toward the prompt finalization of the purchase of BWCL and its Myra Falls mine and continues to pursue additional opportunities in the base metal sector.

     It is management's intent, as in the past, to grow the Company in a manner that is accretive to its shareholders. The Company's vision is to grow its business and increase its ranking in the top ten global zinc concentrate producers, and the base metal sector in general.

     SELECTED ANNUAL INFORMATION

     The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. The reporting currency is Canadian dollars.


OPERATIONS                                                                Years ended December 31,
                                                       -------------------------------------------------------------
                                                             2003                 2002                   2001
                                                       ----------------  -----------------------  ------------------
                                                          ($000's except for per share numbers, ratios and weights)
Tonnes of Concentrate Sold
   (Zinc, Copper and Lead)                                  378,164              523,330               505,521
Gross Sales Revenue                                         207,591              305,354               304,037
Treatment and Marketing Costs                                83,581              136,738               142,236
Net Sales Revenue                                           124,010              168,616               161,801
Total Operating Costs                                       129,631              178,112               185,293
Loss from Mining Activities                                  (5,621)              (9,496)              (23,492)
Net Earnings (Loss)                                           7,118              (19,887)             (111,058)
Earnings (Loss) per Common Share                               0.03                (0.12)                (0.92)
Diluted Earnings per Common Share                              0.03                  N/A                   N/A
Cash Provided by (used for)
   Operating Activities(1)                                   14,708                8,647                (9,361)
Capital Expenditures                                         10,621               10,971                21,662
Weighted-Average Number of
   Common Shares Outstanding
   After Bonus Element                                      211,411              169,074               120,166

Number of Common Shares Outstanding                         285,790              193,281                93,848
(1) Before changes in non-cash working capital items.

BALANCE SHEET                                                            As at December 31,
                                                       -------------------------------------------------------------
                                                             2003                  2002                   2001
                                                       ----------------  -----------------------  ------------------

Working Capital                                              36,147               22,284                 5,048
Total Assets                                                175,635              223,380               251,569
Total Debt                                                   25,846               78,665                80,406
Total Long-Term Liabilities                                  29,889               62,957                62,084
Shareholders' Equity (Net Assets)                           113,699               95,596                98,576
Net Debt to Net Debt plus Equity                                 15%                  43%                   44%
Book Value per Common Share                                    0.40                 0.49                  1.05
Capital Stock                                               287,743              257,759               239,214
Cash Dividends per Common Share                                0.00                 0.00                  0.00

SENSITIVITY TO METAL PRICES

     The Company's earnings, cash flows and common share price are highly sensitive to the price of zinc. The following table sets forth the average LME cash prices for zinc, copper and lead, the London PM fix for gold and silver, and the US$/C$ exchange rates for 2003, 2002 and 2001.

--------------------------------------------- ------------------- -------------------- -------------------
Metal Prices                                         2003                2002                 2001
--------------------------------------------- ------------------- -------------------- -------------------
Zinc (US$/pound)                                     0.38                 0.35                0.40
--------------------------------------------- ------------------- -------------------- -------------------
Lead (US$/pound)                                     0.23                 0.21                0.22
--------------------------------------------- ------------------- -------------------- -------------------
Copper (US$/pound)                                   0.81                 0.71                0.72
--------------------------------------------- ------------------- -------------------- -------------------
Gold (US$/ounce)                                      364                  310                 271
--------------------------------------------- ------------------- -------------------- -------------------
Silver (US$/ounce)                                   4.88                 4.60                4.37
--------------------------------------------- ------------------- -------------------- -------------------
Exchange rate (US$1.00/Cdn$) yearly average        1.4004               1.5701              1.5490
--------------------------------------------- ------------------- -------------------- -------------------

     The following table illustrates the sensitivity of earnings and cash flows to changes in metal prices and in the US$/C$ exchange rate based on production estimates for 2004, and on a US$/C$ exchange rate of $0.75/$1.00.

--------------------------------------------------------- ----------------------
SENSITIVITIES                                                (CDN$ THOUSANDS)
--------------------------------------------------------- ----------------------
Zinc (US$0.01/pound)                                               3,010
--------------------------------------------------------- ----------------------
Lead (US$0.01/pound)                                                 315
--------------------------------------------------------- ----------------------
Copper (US$0.01/pound)                                                72
--------------------------------------------------------- ----------------------
Silver (US$0.10/ounce)                                               174
--------------------------------------------------------- ----------------------
Gold (US$10.00/ounce)                                                436
--------------------------------------------------------- ----------------------
Exchange rate (US$0.01/Cdn$)*                                        763
--------------------------------------------------------- ----------------------
*WHEN THE CANADIAN DOLLAR WEAKENS AGAINST THE US DOLLAR EARNINGS WOULD INCREASE.

   SENSITIVITY TO SMELTER TREATMENT CHARGES

     The Company sells zinc, lead and copper concentrates to smelters in various parts of the world including Europe, Asia and the Americas. Smelters charge the Company for treating the zinc, lead and copper concentrates. Treatment charges vary according to the world demand for concentrates. In 2004, there should continue to be downward pressure on zinc concentrate treatment charges as the world zinc smelting capacity continues to exceed mine production. It is expected that the overall demand for zinc concentrates should remain strong in 2004.

     The following table outlines the sensitivity to changes in the average treatment charges based on production estimates for 2004 and is based on a US$/C$ exchange rate of $0.75/$1.00.

--------------------------------------------------------------------- ------------------------
SENSITIVITIES                                                             (CDN$ THOUSANDS)
--------------------------------------------------------------------- ------------------------
Zinc concentrate (US$5.00 per tonne)                                            1,973
--------------------------------------------------------------------- ------------------------
Lead concentrate (US$5.00 per tonne)                                              154
--------------------------------------------------------------------- ------------------------
Copper concentrate (TC US$10.00 per tonne, RC US$0.01 per pound)                  313
--------------------------------------------------------------------- ------------------------

STATEMENT OF OPERATIONS REVIEW - 2003 AND 2002

   GROSS SALES REVENUE

     Sales of zinc, lead and copper concentrate decreased by 28 percent in 2003 from 2002 (378,164 tonnes compared with 523,330 tonnes).

----------------------------------------------------- ------------------- --------------------
SALES BY METAL IN CONCENTRATE                                 2003                 2002
----------------------------------------------------- ------------------- --------------------
Zinc - tonnes                                               149,850              206,631
----------------------------------------------------- ------------------- --------------------
Lead - tonnes                                                11,533               17,977
----------------------------------------------------- ------------------- --------------------
Copper - tonnes                                               3,909                5,447
----------------------------------------------------- ------------------- --------------------
Gold - ounces                                                22,952               25,364
----------------------------------------------------- ------------------- --------------------
Silver - ounces                                           1,328,903            2,226,474
----------------------------------------------------- ------------------- --------------------

     Gross sales revenue decreased by $97.8 million due to less concentrate available for sale, mainly resulting from the closure of the Nanisivik mine in September 2002, ($75.3 million) and the stronger Canadian dollar ($22.5 million).

------------------------------------------------------------- ------------------- --------------------
GROSS SALES REVENUE BY METAL ($ THOUSANDS)                            2003                 2002
------------------------------------------------------------- ------------------- --------------------
Zinc (US)                                                          120,547               160,223
------------------------------------------------------------- ------------------- --------------------
Lead (US)                                                            5,403                 8,397
------------------------------------------------------------- ------------------- --------------------
Copper (US)                                                          6,905                 8,688
------------------------------------------------------------- ------------------- --------------------
Gold (US)                                                            8,109                 7,781
------------------------------------------------------------- ------------------- --------------------
Silver (US)                                                          6,106                10,111
------------------------------------------------------------- ------------------- --------------------
   Total Gross sales revenue (US)                                  147,070               195,200
------------------------------------------------------------- ------------------- --------------------
Realized exchange rate                                              1.4115                1.5643
------------------------------------------------------------- ------------------- --------------------
   Total Gross sales revenue (Cdn)                                 207,591               305,354
------------------------------------------------------------- ------------------- --------------------

     The Company periodically hedges against fluctuations in metal prices and foreign exchange with the use of various financial instruments (forward sales or options). At the end of 2003, the mark-to-market of the liability inherent in these instruments was $0.3 million compared with $0.7 million in 2002. These amounts are included in Gross sales revenue.

     NET REVENUE

     Net revenue, the value of concentrates sold after deducting treatment charges, freight and marketing costs, decreased by 26 percent to $124.0 million in 2003 from $168.6 million in 2002. Treatment charges, the amount paid to smelters for refining concentrates to produce metal, and shipping and marketing costs decreased by 39 percent to $83.6 million in 2003 from $136.7 million in 2002. Treatment charges, shipping and marketing expenses were $220 per tonne of concentrate sold in 2003 compared with $263 per tonne in 2002. This improvement was due to the tightness of the zinc concentrate market globally, which allowed the Company to secure lower smelter treatment charges, and the stronger Canadian dollar, as these costs are denominated in US dollars.

     OPERATING COSTS

     Direct operating costs were $103.2 million in 2003 compared with $147.7 million in 2002, 30 percent lower. Concentrate sold in 2003 was 378,164 tonnes compared with 523,330 tonnes in 2002 due primarily to the closure of the Nanisivik mine in 2002.

-------------------------------------------------- --------------- -------------
DIRECT OPERATING COSTS ($ MILLIONS)                     2003           2002
-------------------------------------------------- --------------- -------------
Bouchard-Hebert                                          38.9          36.9
-------------------------------------------------- --------------- -------------
Nanisivik                                                 5.9          34.5
-------------------------------------------------- --------------- -------------
Bougrine                                                 17.9          22.9
-------------------------------------------------- --------------- -------------
El Mochito                                               23.9          34.2
-------------------------------------------------- --------------- -------------
El Toqui                                                 16.6          19.2
-------------------------------------------------- --------------- -------------
Total                                                   103.2         147.7
-------------------------------------------------- --------------- -------------

     The total cash cost per pound of payable zinc, which includes all minesite cash costs, treatment charges, ocean freight and other marketing costs, net of by-product credits, was US$0.32 at an average LME zinc price of US$0.38 in 2003. This compares with US$0.32 at an average LME zinc price of US$0.35 in 2002.

(See non-GAAP reconciliation of the total cash cost per pound of payable zinc below).

   NON GAAP RECONCILIATIONS

---------------------------------------------------------------------------------- ---------------- ------------------
NON GAAP RECONCILIATION OF TOTAL CASH COST PER POUND OF PAYABLE ZINC TO
CONSOLIDATED FINANCIAL STATEMENTS                                                         2003              2002
---------------------------------------------------------------------------------- ---------------- ------------------
By-Product Credit ($ millions)
---------------------------------------------------------------------------------- ---------------- ------------------
   Gross sales revenue per financial statements                                         207.6              305.4
---------------------------------------------------------------------------------- ---------------- ------------------
    Less zinc sales revenue                                                           (162.4)            (224.1)
---------------------------------------------------------------------------------- ---------------- ------------------
   Inventory adjustment                                                                 (1.6)             (32.9)
---------------------------------------------------------------------------------- ================ ==================
                                                                                         43.6               48.4
---------------------------------------------------------------------------------- ================ ==================

---------------------------------------------------------------------------------- ---------------- ------------------
Treatments Charges ($ millions)
---------------------------------------------------------------------------------- ---------------- ------------------
   Per financial statements                                                              83.6              136.7
---------------------------------------------------------------------------------- ---------------- ------------------
   Inventory adjustment                                                                 (5.8)             (16.6)
---------------------------------------------------------------------------------- ================ ==================
                                                                                         77.8              120.1
---------------------------------------------------------------------------------- ================ ==================

---------------------------------------------------------------------------------- ---------------- ------------------
Direct operating costs ($ millions)
---------------------------------------------------------------------------------- ---------------- ------------------
   Per financial statements                                                             103.2              147.7
---------------------------------------------------------------------------------- ---------------- ------------------
   Inventory adjustment                                                                 (0.7)             (16.3)
---------------------------------------------------------------------------------- ================ ==================
                                                                                        102.5              131.4
---------------------------------------------------------------------------------- ================ ==================
Total Cash Costs - Canadian ($ millions)                                                136.7              203.1
---------------------------------------------------------------------------------- ---------------- ------------------

---------------------------------------------------------------------------------- ---------------- ------------------
Exchange rate C$/US$                                                                   1.4004             1.5701
---------------------------------------------------------------------------------- ---------------- ------------------

---------------------------------------------------------------------------------- ---------------- ------------------
Total Cash Costs - US ($ millions)                                                       97.6              129.4
---------------------------------------------------------------------------------- ---------------- ------------------

---------------------------------------------------------------------------------- ---------------- ------------------
Zinc pounds produced (millions)                                                         307.4              405.5
---------------------------------------------------------------------------------- ---------------- ------------------
Total Cash Costs per pound of payable zinc (US$)                                         0.32               0.32
---------------------------------------------------------------------------------- ---------------- ------------------


---------------------------------------------------------------------------------- ---------------- ------------------
RECONCILIATION OF MINESITE OPERATING CASH COSTS PER TONNE MILLED TO CONSOLIDATED
FINANCIAL STATEMENTS                                                                      2003              2002
---------------------------------------------------------------------------------- ---------------- ------------------
Direct operating costs ($ millions)
---------------------------------------------------------------------------------- ---------------- ------------------
   Per finacial statements                                                              103.2              147.7
---------------------------------------------------------------------------------- ---------------- ------------------
    Inventory adjustment                                                                (0.7)             (16.3)
---------------------------------------------------------------------------------- ================ ==================
Minesite Operating Cash Costs - Canadian ($ millions)                                   102.5              131.4
---------------------------------------------------------------------------------- ================ ==================

---------------------------------------------------------------------------------- ---------------- ------------------
Exchange rate C$/US$                                                                   1.4004             1.5701
---------------------------------------------------------------------------------- ---------------- ------------------

---------------------------------------------------------------------------------- ---------------- ------------------
Minesite Operating Cash Costs - US ($ millions)                                          73.2               83.7
---------------------------------------------------------------------------------- ---------------- ------------------

---------------------------------------------------------------------------------- ---------------- ------------------
Tonnes milled (millions)                                                                  2.6                3.1
---------------------------------------------------------------------------------- ---------------- ------------------
Minesite Operating Cash Costs per tonne milled (US$)                                    28.31              27.18
---------------------------------------------------------------------------------- ---------------- ------------------

     Total Cash Costs per Pound of Payable Zinc and Minesite Operating Cash Costs per Tonne Milled are furnished to provide additional information and are non-GAAP measures. These measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and are not necessarily indicative of operating expenses as determined under generally accepted accounting principles. These measures intend to provide investors with information about the cash generating capabilities of the Company's mining operations. The Company uses this information for the same purpose. Mining operations are capital intensive. These measures exclude capital expenditures. Capital expenditures are discussed throughout the MD&A and the consolidated financial statements.

   OTHER (INCOME) EXPENSES

     Other (Income) Expenses, was an income of $3.8 million in 2003 compared with an expense of $9.7 million in 2002. General and administrative expenses decreased by $1.1 million due to lower capital taxes, lower general office expenses and a one-time compensation expense of $0.6 million incurred in 2002. Interest and financing expense decreased by $1.4 million due to the reduction in debt during the year and a lower average LIBOR rate of 1.17 percent in 2003 compared with 1.80 percent in 2002. The foreign exchange gain resulting from having debt denominated in US dollars increased to $11.6 million in 2003 from $0.7 million in 2002. The carrying value of the US dollar debt is measured at the end of each period. In 2003, the Canadian dollar strengthened significantly against the US dollar from 1.5926 at the end of 2002 to 1.2924 at the end of 2003. A total of $4.4 million of the foreign exchange gain was realized when US$5.0 million and US$12.1 million of the Non-Revolving Facility were repaid in July 2003 and December 2003 respectively.

-------------------------------------------------------------- ----------------- ----------------
OTHER (INCOME) EXPENSES ($ millions)                                 2003              2002
-------------------------------------------------------------- ----------------- ----------------
   General and administrative                                         5.1              6.2
-------------------------------------------------------------- ----------------- ----------------
   Interest and financing                                             3.3              4.8
-------------------------------------------------------------- ----------------- ----------------
   Investment and other income                                       (0.6)            (0.6)
-------------------------------------------------------------- ----------------- ----------------
   Foreign exchange (gain) on US dollar denominated debt            (11.6)            (0.7)
-------------------------------------------------------------- ----------------- ----------------
TOTAL OTHER (INCOME) EXPENSES                                        (3.8)             9.7
-------------------------------------------------------------- ----------------- ----------------
   Write-down of mineral property and fixed assets                    0.3              0.0
-------------------------------------------------------------- ----------------- ----------------
   Other non-producing property (income) costs                       (8.4)             0.9
-------------------------------------------------------------- ----------------- ----------------
   Income and mining taxes (recovery)                                (0.8)            (0.2)
-------------------------------------------------------------- ----------------- ----------------
TOTAL (INCOME) EXPENSE                                              (12.7)            10.4
-------------------------------------------------------------- ----------------- ----------------

   OTHER NON-PRODUCING PROPERTY (INCOME) COSTS

     The activities related to Other non-producing properties generated income of $8.4 million in 2003, primarily as a result of the sale of the Lapa properties in June for $10.6 million. This compares with a cost in 2002 of $0.9 million. Other non-producing property (income) costs include care and maintenance costs for the Caribou, Langlois and Nanisivik properties, exploration costs and revenues received from optioned or sold properties.

CASH PROVIDED FROM OPERATING ACTIVITIES (BEFORE CHANGES IN NON-CASH WORKING CAPITAL ITEMS)

     -    2003 and 2002

     Cash Provided from Operating Activities (before changes in non-cash working capital items) was $14.7 million in 2003 compared with $8.6 million in 2002.

------------------------------------------------------------------------ ---------------- ---------------
   ($ millions)                                                                2003             2002
------------------------------------------------------------------------ ---------------- ---------------
   Loss from mining activities                                                  5.6             9.5
------------------------------------------------------------------------ ---------------- ---------------
   Other (income) expenses                                                     (3.8)            9.7
------------------------------------------------------------------------ ---------------- ---------------
   Other non-producing property (income) costs*                                (8.4)            0.9
------------------------------------------------------------------------ ---------------- ---------------
   Income and mining taxes (recovery)                                          (0.8)           (0.2)
------------------------------------------------------------------------ ---------------- ---------------
   Earnings (loss) before asset valuation adjustments                           7.4           (19.9)
------------------------------------------------------------------------ ---------------- ---------------
   Write-down of properties                                                     0.3             0.0
------------------------------------------------------------------------ ---------------- ---------------
   Net earnings (loss)                                                          7.1           (19.9)
------------------------------------------------------------------------ ---------------- ---------------
   Reclamation expenditures                                                    (4.6)           (5.1)
------------------------------------------------------------------------ ---------------- ---------------
   Non-cash expenses                                                           12.2            33.6
------------------------------------------------------------------------ ---------------- ---------------
   Cash Provided from Operating Activities (before changes in non-cash         14.7             8.6
working capital items)
------------------------------------------------------------------------ ---------------- ---------------
     *Other non-producing property (income) costs include the proceeds from the sale of the Lapa properties in 2003.

     Cash Provided from Operating Activities (before changes in non-cash working capital items) is furnished to provide additional information and is a non-GAAP measure. This measure should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of cash flow as determined under generally accepted accounting principles. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. The Company uses this information for the same purpose.

LIQUIDITY AND FINANCIAL POSITION REVIEW

   WORKING CAPITAL

     Cash and cash equivalents were $6.4 million at the end of 2003, the same as at the end of 2002. This amount represents the normal working cash balance, which is maintained by varying the amount drawn under the Revolver. Working capital at the end of 2003 was $36.1 million compared with $22.3 million at the end of 2002. The improvement in working capital was directly related to improved Cash Provided from Operating Activities ($17.9 million), the completion of the Common Share issue in November for net proceeds of ($28.0 million) and the funds received ($10.6 million) from the sale of the Lapa properties.

     The current working capital position and the expected cash flows from operations at the current metal prices and foreign exchange rates will be sufficient to fund all debt obligations and planned capital expenditures in 2004. Tables earlier in this section show the approximate sensitivity of the Company's earnings and cash flows to variations in metal prices, the US/Canadian dollar exchange rate and treatment charges, based on current plans for 2004 and assuming the changes were to remain in effect for the full year. Capital expenditures were $10.6 million in 2003 compared with $11.0 million in 2002. For 2004 capital expenditures are forecast to be $15.4 million.

     CURRENT ASSETS

     Current assets decreased to $68.2 million in 2003 from $87.1 million at the end of 2002. The largest component of the reduction came from reduced Accounts receivable - concentrate ($9.6 million). This was due to the closure of the Nanisivik mine, the timing of the shipments of concentrate from the various mine sites and the effect of the stronger Canadian dollar on the US dollar based amounts. The closure of the Nanisivik mine and the effect of the stronger Canadian dollar also contributed to reduce Supplies inventory by $5.2 million. It is expected that a future tax asset of $1.2 million will be realized in 2004.

     CURRENT LIABILITIES

     Current liabilities decreased to $32.0 million at the end of 2003, from $64.8 million at the end of 2002. Of this decrease, Accounts payable and accrued liabilities and Short-term debt including current portion of long-term debt were lower by $6.1 million and $19.9 million respectively. Provisional payments for concentrate inventory shipped but not priced decreased by $6.6 million. These provisional payments represent contractual payments from customers for concentrates shipped but not yet recognized as sales pending pricing.

   LONG-TERM LIABILITIES

     A Deferred Royalty of $1.3 million was setup in 2003 for the advance of a non-refundable royalty payment (US$1.0 million) received on the sale of the Lapa properties in June. This amount will be taken into revenue when the royalty is earned as per the sale agreement.

     Long-term debt at the end of 2003 was $15.5 million compared with $48.4 million at the end of 2002. The reduction reflects the repayments of US$5.0 million ($6.9 million) and US$12.1 million ($15.7 million) in July and December respectively, the reclassification of a portion of the Non-Revolving Facility ($1.7 million) to current liabilities and the balance due to the effect of the stronger Canadian dollar when translating US dollar denominated debt.

     Reclamation and closure cost accruals decreased by $1.6 million in 2003 due to $2.5 million of actual expenditures at the Nanisivik mine partially offset by additional accruals set up for the other mines.

--------------------------------------- ---------------------------------------------------------------------------
                                                                   PAYMENTS DUE BY PERIOD
--------------------------------------- ---------------------------------------------------------------------------
CONTRACTUAL OBLIGATIONS
($ THOUSANDS)                                TOTAL        < 1 YEAR       1-3 YEARS      4-5 YEARS        5 YEARS
--------------------------------------- ------------- --------------- -------------- -------------- ---------------
Long-term Debt*                             1,657               0          1,657              0               0
--------------------------------------- ------------- --------------- -------------- -------------- ---------------
Capital Lease Obligations                       0               0              0              0               0
--------------------------------------- ------------- --------------- -------------- -------------- ---------------
Operating Leases                            2,460             839          1,087            404             130
--------------------------------------- ------------- --------------- -------------- -------------- ---------------
Purchase Obligations                          484             137            347              0               0
--------------------------------------- ------------- --------------- -------------- -------------- ---------------
Other Long-term Obligations                     0               0              0              0               0
--------------------------------------- ------------- --------------- -------------- -------------- ---------------
Total Contractual Obligations               4,601             976          3,091            404             130
--------------------------------------- ------------- --------------- -------------- -------------- ---------------

     *    The Non-Revolving Facility was fully repaid in January 2004.

   DEBT

     As at December 31, 2003, the Company's total borrowings were $25.8 million, down 67 percent from the $78.7 million at the end of 2002. Of the total debt, the Credit Facility included:

          1. US$12.1 million, the balance of the Non-Revolving Facility, (US$29.1 million at December 31, 2002); and
          2. US$5.0 million, drawn from the Revolver (US$16.0 million at December 2002). The Revolver can be drawn as required based upon approximately 90 percent of the value of accounts receivable and 75 to 90 percent of concentrate inventory value at any time depending on the inventory's location.

     The Credit Facility was repayable in full on January 2, 2004. In November of 2003, the Company renegotiated the terms of the Credit Facility. The new terms extended the due date of the Non-Revolving Facility to January 2, 2009, with 54 equal monthly principal payments starting in July 2004. As part of the extension, the Revolver was extended to January 2, 2005, and is subject to annual renewal. The Revolver cap was reduced to US$25.0 million from US$30.0 million. Interest rates remained unchanged.

     The Non-Revolving Facility was repaid in full in late January 2004.

     In addition to the above Credit Facility, the Company had miscellaneous unsecured debt totalling $3.8 million at the end of 2003 compared with $7.5 million at the end of 2002. Of this amount, $0.6 million was in the form of a prepayment for zinc concentrates by a customer of the Company ($3.2 million at the end of 2002) which is to be settled in the first quarter of 2004 and $1.0 million associated with previous financing activities owed to Dundee Securities Corporation (unchanged from 2002) which was paid in February 2004.

     SOURCES AND USES OF CASH

     The net cash received from investing activities in 2003 was $1.3 million and composed of the following:

          o    $10.6 million received for the sale of the Lapa properties,
          o $1.3 million on the return of cash deposits for future reclamation (replaced with Letters of Credit),
          o $10.6 million used for capital expenditures at the mine sites of which principal expenditures were $5.7 million for El Toqui's mill expansion and $2.6 million at El Mochito for environmental engineering and mine development.

     FINANCIAL CAPABILITY

     With its existing credit availability and working capital the Company is well positioned to carry out its operating, capital and acquisition program as presently contemplated.

     EQUITY

     During 2003, the Company issued 92.5 million Common Shares for net proceeds of $30.0 million compared with 99.4 million Common Shares for net proceeds of $18.5 million in 2002. The majority of the 2003 proceeds ($28.0 million) were received for the issuance of 85.8 million Common Shares in November pursuant to a subscription receipt offer in October. These funds were used to repay US$12.1 million of the Company's Non-Revolving Facility with the balance to be used for working capital. The majority of the 2002 net proceeds ($17.6 million) was raised pursuant to a rights offering in May for 94.5 million Common Shares, these funds were used for working capital. At the end of 2003, the Company had issued and outstanding Common Shares of approximately 285.8 million compared with 193.3 million at the end of 2002.

     Shareholders' equity as at December 31, 2003 was $113.7 million compared with $95.6 million as at December 31, 2002, reflecting a net profit of $7.1 million for 2003 plus $30.0 million of proceeds from the issue of Common Shares during the year offset by a reduction in Cumulative translation adjustments of $18.4 million.

     OPERATING REVIEW - 2003 AND 2002

     The following table summarizes financial results for each of the Company(1)s operating mines. Although Nanisivik closed in September of 2002, sales continued into 2003.

------------------------ ----------------------- --------------------- --------------------- ---------------------
                                                 Contribution (Loss)
                                                     From Mining
                                                    Activities(1)                                  Capital
                             Gross Revenue                              Non-cash Costs(2)        Expenditures
------------------------ ----------------------- --------------------- --------------------- ---------------------
($ millions)                2003         2002       2003       2002       2003       2002       2003       2002
------------------------ ------------ ---------- ---------- ---------- ---------- ---------- ---------- ----------
Bouchard-Hebert             75.7         81.9        0.2        3.0       10.1        9.7        0.0        1.7
------------------------ ------------ ---------- ---------- ---------- ---------- ---------- ---------- ----------
Bougrine                    33.3         40.9       (6.5)      (8.5)       8.8        8.1        0.6        2.0
------------------------ ------------ ---------- ---------- ---------- ---------- ---------- ---------- ----------
El Mochito                  53.9         69.5        3.9       (2.9)       4.7        6.8        2.6        2.3
------------------------ ------------ ---------- ---------- ---------- ---------- ---------- ---------- ----------
El Toqui                    34.3         44.1       (1.5)       0.6        2.3        2.6        5.7        2.9
------------------------ ------------ ---------- ---------- ---------- ---------- ---------- ---------- ----------
Nanisivik                   11.5         69.0       (0.2)      (1.6)       0.0        3.2        0.0        0.0
------------------------ ------------ ---------- ---------- ---------- ---------- ---------- ---------- ----------
Langlois                     0.0          0.0        0.0        0.0        0.0        0.0        1.7        0.9
------------------------ ------------ ---------- ---------- ---------- ---------- ---------- ---------- ----------
Unallocated                 (1.1) (3)     0.0       (1.5)      (0.1)       0.4        0.0        0.0        1.2
------------------------ ------------ ---------- ---------- ---------- ---------- ---------- ---------- ----------
Total                       207.6        305.4      (5.6)      (9.5)      26.3       30.4       10.6       11.0
------------------------ ------------ ---------- ---------- ---------- ---------- ---------- ---------- ----------
(1)      After non-cash costs.

(2)      Depreciation, depletion and reclamation costs.
(3)      Net realised from metal hedging activity.

   PRODUCTION STATISTICS

Production for the years ended December 31, 2003 and 2002 is shown in the tables below.

Production of zinc in concentrate in 2003 decreased by 24 percent from 2002 due to the closure of the Nanisivik mine in September 2002. Production of zinc in concentrate at the four mines operating in 2003 was only 1 percent lower than 2002 levels (364.7 million pounds compared with 368.6 million pounds).

------------------------------------------------------------------ --------------------- --------------------
ZINC PRODUCTION (million pounds of zinc contained in concentrate)
                                                                            2003                  2002
------------------------------------------------------------------ --------------------- --------------------
Bouchard-Hebert                                                            118.7                 112.9
------------------------------------------------------------------ --------------------- --------------------
Bougrine                                                                    77.1                  74.3
------------------------------------------------------------------ --------------------- --------------------
El Mochito                                                                  96.5                 102.2
------------------------------------------------------------------ --------------------- --------------------
El Toqui                                                                    72.4                  79.2
------------------------------------------------------------------ --------------------- --------------------
Nanisivik                                                                      0                 109.1
------------------------------------------------------------------ --------------------- --------------------
Total zinc production                                                      364.7                 477.7
------------------------------------------------------------------ --------------------- --------------------


------------------------------------------------------------------ --------------------- --------------------
ALL MINES                                                                  2003(1)              2002(2)
------------------------------------------------------------------ --------------------- --------------------
Ore Milled (tonnes)                                                      2,586,180            3,077,811
------------------------------------------------------------------ --------------------- --------------------
   Zinc (%)                                                                    7.2                  7.8
------------------------------------------------------------------ --------------------- --------------------
Concentrate Production
------------------------------------------------------------------ --------------------- --------------------
   Zinc (tonnes)                                                           310,337              403,661
------------------------------------------------------------------ --------------------- --------------------
   Copper (tonnes)                                                          23,781               37,680
------------------------------------------------------------------ --------------------- --------------------
   Lead (tonnes)                                                            20,220               18,747
------------------------------------------------------------------ --------------------- --------------------
   Gold (tonnes)                                                             2,575                5,424
------------------------------------------------------------------ --------------------- --------------------
Metal in Concentrates
------------------------------------------------------------------ --------------------- --------------------
   Zinc (tonnes)                                                           165,422              216,663
------------------------------------------------------------------ --------------------- --------------------
   Copper (tonnes)                                                           3,710                6,055
------------------------------------------------------------------ --------------------- --------------------
   Lead (tonnes)                                                            13,516               12,693
------------------------------------------------------------------ --------------------- --------------------
   Silver (ounces)                                                       2,225,728            2,957,221
------------------------------------------------------------------ --------------------- --------------------
   Gold (ounces)                                                            26,220               24,804
------------------------------------------------------------------ --------------------- --------------------
Minesite Operating Cash Costs
------------------------------------------------------------------ --------------------- --------------------
   Per tonne milled (US$)                                                    28.31                27.18
------------------------------------------------------------------ --------------------- --------------------
Total Cash Costs
------------------------------------------------------------------ --------------------- --------------------
   Per pound payable zinc (US$)                                               0.32                 0.32
------------------------------------------------------------------ --------------------- --------------------
   (1)2003 includes production from Bouchard-Hebert, Bougrine, El Mochito and El Toqui.
   (2)2002 includes production from Bouchard-Hebert, Bougrine, El Mochito, El Toqui and Nanisivik.

   BOUCHARD-HEBERT MINE

     Production of zinc metal in concentrate at Bouchard-Hebert increased by 5 percent in 2003 from 2002 due to record milled tonnage, improved zinc recovery and an improved zinc concentrate grade. The copper metal in concentrate was lower than in 2002 due to mining in the upper portions of the deposit where copper grades were lower. The copper recovery and concentrate grade were lower in 2003 than 2002 due to the decreased copper head grade resulting in a 39 percent reduction of copper in concentrate in 2003 compared with 2002.

------------------------------------------- ---------------------------------
PRODUCTION STATISTICS                          YEAR ENDED DECEMBER 31,
------------------------------------------- ---------------------------------
                                                    2003             2002
------------------------------------------- ---------------- ----------------
Ore Milled (tonnes)                            1,082,833        1,050,009
------------------------------------------- ---------------- ----------------
   Zinc (%)                                          5.6              5.6
------------------------------------------- ---------------- ----------------
   Copper (%)                                        0.4              0.7
------------------------------------------- ---------------- ----------------
   Silver (grams/tonne)                               36               39
------------------------------------------- ---------------- ----------------
   Gold (grams/tonne)                                1.2              1.2
------------------------------------------- ---------------- ----------------
Concentrate Production
------------------------------------------- ---------------- ----------------
   Zinc (tonnes)                                  98,149           94,914
------------------------------------------- ---------------- ----------------
      Recovery (%)                                  89.5             87.6
------------------------------------------- ---------------- ----------------
      Grade (%)                                     54.9             53.9
------------------------------------------- ---------------- ----------------
Copper (tonnes)                                   23,781           37,680
------------------------------------------- ---------------- ----------------
      Recovery (%)                                  80.4             85.2
------------------------------------------- ---------------- ----------------
      Grade (%)                                     15.6             16.1
------------------------------------------- ---------------- ----------------
Metal in Concentrates
------------------------------------------- ---------------- ----------------
   Zinc (tonnes)                                  53,844           51,197
------------------------------------------- ---------------- ----------------
   Copper (tonnes)                                 3,710            6,055
------------------------------------------- ---------------- ----------------
   Silver (ounces)                               361,568          446,755
------------------------------------------- ---------------- ----------------
   Gold (ounces)                                  23,686           20,122
------------------------------------------- ---------------- ----------------
Minesite Operating Cash Costs
------------------------------------------- ---------------- ----------------
   Per tonne milled (C$)                           34.80            34.99
------------------------------------------- ---------------- ----------------
Total Cash Costs
------------------------------------------- ---------------- ----------------
   Per pound of payable zinc (US$)                  0.30             0.28
------------------------------------------- ---------------- ----------------

   BOUCHARD-HEBERT MINE OUTLOOK

     The tonnes to be processed in 2004 are forecast to drop modestly from 2003 (1.025 million from 1.082 million); however, the zinc head grade is expected to increase by 11 percent, while the copper head grade is expected to remain constant year over year. Production of zinc metal in concentrate is planned to increase in 2004, while copper, gold and silver will be slightly lower. These grade forecasts are consistent with the mining sequences in the life-of-mine plan.

     In line with the life-of-mine plan is the expected closure of the mine near the end of the first quarter 2005. As a result of the pending closure, there were no capital expenditures in 2003 compared with $1.7 million in 2002 and there will be no capital expenditures required in 2004. Preliminary reclamation work will begin in the fourth quarter of 2004.

     The Company will continue its diamond-drilling program on two known anomalies in close proximity to the mine and will carry out geophysics and other exploration activities in the area of the mine. The current program is focussed on the targets with the greatest potential to be a future source of mill feed through the existing mine infrastructure. If the Company is successful in its efforts this could extend the life of the mine but it will not prevent a temporary closure due to the time requirements to develop a zone, if found.

   BOUGRINE MINE

     The tonnes milled at Bougrine decreased in 2003 from 2002 due to a change in the shift schedules of the milling operations. In the third quarter of 2003, milling operations were rescheduled to five days per week to allow for the surface stockpiling of ore in order to blend the feed to the mill. The purpose of blending the mill feed is to ensure maximum metallurgical recovery. The zinc head grade increased in 2003 as a result of correcting ground control conditions experienced in 2002, which correction resulted in an improved supply of mill feed from the higher-grade F-3 zone. As a result, production of zinc metal in concentrate increased by 4 percent. Lead grades and lead metal in concentrate remained unchanged between 2003 and 2002.

-------------------------------------------------- -------------------------------------
PRODUCTION STATISTICS                                 YEAR ENDED DECEMBER 31,
-------------------------------------------------- -------------------------------------
                                                          2003                2002
-------------------------------------------------- ------------------- -----------------
Ore Milled (tonnes)                                    410,961             423,414
-------------------------------------------------- ------------------- -----------------
   Zinc (%)                                               10.4                 9.7
-------------------------------------------------- ------------------- -----------------
   Lead (%)                                                1.5                 1.5
-------------------------------------------------- ------------------- -----------------
Concentrate Production
-------------------------------------------------- ------------------- -----------------
   Zinc (tonnes)                                        64,036              61,656
-------------------------------------------------- ------------------- -----------------
      Recovery (%)                                        81.8                81.8
-------------------------------------------------- ------------------- -----------------
      Grade (%)                                           54.6                54.7
-------------------------------------------------- ------------------- -----------------
Lead (tonnes)                                            6,900               6,859
-------------------------------------------------- ------------------- -----------------
      Recovery (%)                                        74.7                75.1
-------------------------------------------------- ------------------- -----------------
      Grade (%)                                           65.2                66.6
-------------------------------------------------- ------------------- -----------------
Metal in Concentrates
-------------------------------------------------- ------------------- -----------------
   Zinc (tonnes)                                        34,964              33,706
-------------------------------------------------- ------------------- -----------------
   Lead (tonnes)                                         4,502               4,565
-------------------------------------------------- ------------------- -----------------
Minesite Operating Cash Costs
-------------------------------------------------- ------------------- -----------------
   Per tonne milled (US$)                                35.81               32.19
-------------------------------------------------- ------------------- -----------------
Total Cash Costs
-------------------------------------------------- ------------------- -----------------
   Per pound payable zinc (US$)                           0.35                0.36
-------------------------------------------------- ------------------- -----------------

   BOUGRINE MINE OUTLOOK

     While the zinc head grade will remain the same in 2004 as in 2003, the tonnes to be processed are estimated to be 375,800 compared with 411,000 in 2003, a 9 percent reduction. The zinc metal contained in concentrate will drop accordingly. However, the lead head grade is expected to increase in 2004 and will result in an increase of approximately 10 percent of lead metal contained in concentrate.

     Capital expenditures were 70 percent lower in 2003 than 2002 at $0.6 million. No further capital expenditures are anticipated at the mine because the F-2 and F-3 ore zones, the primary sources of mill feed at Bougrine, are expected to be depleted by the end of the second quarter of 2005. The Company is, however, presently drilling on the Bou Khil property 38 road kilometres from the Bougrine mill, where zinc and lead resources of approximately 0.5 million tonnes have been identified. The Company expects to determine the worthiness of these resources as a mill feed source by the end of the third quarter of 2004. In addition, the Company is exploring the possibility of converting the Bougrine mill to a cement mill grinding plant, producing a finished product. Cement clinker would be purchased from a local cement plant in the area and crushed, ground and the final cement product bagged in the Bougrine mill. It is anticipated that the Bougrine mill, after a suitable conversion, could produce up to 500,000 tonnes of cement annually with the finished product transported by rail to the Company's storage building at the Port of Rades near Tunis and, from there, shipped to customers in the Mediterranean area. A full feasibility is planned for completion by early in the third quarter of 2004.

   EL MOCHITO MINE

     Production of zinc metal in concentrate at El Mochito decreased by 5 percent in 2003 compared with 2002 as a result of lower ore production and grades. The lead metal in concentrate production increased by 11 percent over the same period in 2002 due to the increased head grade.

----------------------------------------------- -------------------------------
PRODUCTION STATISTICS                               YEAR ENDED DECEMBER 31,
----------------------------------------------- -------------------------------
                                                       2003             2002
----------------------------------------------- --------------- ---------------
Ore Milled (tonnes)                                 652,085          663,385
----------------------------------------------- --------------- ---------------
    Zinc (%)                                            7.3              7.5
----------------------------------------------- --------------- ---------------
   Lead (%)                                             1.7              1.5
----------------------------------------------- --------------- ---------------
   Silver (grams/tonne)                                  87               90
----------------------------------------------- --------------- ---------------
   Concentrate Production
----------------------------------------------- --------------- ---------------
   Zinc (tonnes)                                     84,045           88,697
----------------------------------------------- --------------- ---------------
      Recovery (%)                                     92.0             93.0
----------------------------------------------- --------------- ---------------
      Grade (%)                                        52.1             52.2
----------------------------------------------- --------------- ---------------
   Lead (tonnes)                                     13,320           11,888
----------------------------------------------- --------------- ---------------
      Recovery (%)                                     81.9             80.6
----------------------------------------------- --------------- ---------------
      Grade (%)                                        67.7             68.4
----------------------------------------------- --------------- ---------------
   Metal in Concentrates
----------------------------------------------- --------------- ---------------
   Zinc (tonnes)                                     43,766           46,339
----------------------------------------------- --------------- ---------------
   Lead (tonnes)                                      9,014            8,128
----------------------------------------------- --------------- ---------------
   Silver (ounces)                                1,638,465        1,700,034
----------------------------------------------- --------------- ---------------
   Minesite Operating Cash Costs
----------------------------------------------- --------------- ---------------
   Per tonne milled (US$)                             29.96            28.40
----------------------------------------------- --------------- ---------------
   Total Cash Costs
----------------------------------------------- --------------- ---------------
   Per pound payable zinc (US$)                        0.29             0.32
----------------------------------------------- --------------- ---------------

   EL MOCHITO MINE OUTLOOK

     For 2004, the zinc head grade is expected to drop slightly, while the lead and silver head grades will remain about the same as in 2003. The tonnes to be processed will be the same as in 2003 resulting in a drop in the zinc metal contained in concentrate.

Capital expenditures for 2004 will be US$3.7 million (up substantially from US$1.8 million spent in 2003). The primary focus will be on mine equipment, mine development and exploration, and preliminary work on a new tailings' disposal site. The Company has launched an accelerated development and exploration program on several promising in-mine targets to increase reserves and resources. As well, a cost improving mine-pumping plan will be implemented.

   EL TOQUI MINE

The milled tonnage at El Toqui increased due to improved operating efficiencies in the new plant. The 2003 milled tonnage was a new record for the operation. As well, a new crushing plant, which was commissioned in July 2003, aided in improving the delivery of crushed material to the grinding plant. Zinc and gold head grades in 2003 were lower than in 2002 resulting in an 8 percent decrease in zinc production and a 46 percent decrease in gold production.

The gold grades were lower due to a delay in reaching the high-grade Aserradero area caused by water inflow. The matter was rectified by the end of 2003 and gold grades are expected to be higher in 2004. Metallurgical improvements initiated in 2002 continued with both the zinc recovery and concentrate grade being at record levels in 2003.

Capital expenditures were $5.7 million in 2003, 97 percent higher than 2002 expenditures with the majority spent on the mill expansion.

---------------------------------------------------- -----------------------------------------
PRODUCTION STATISTICS                                           YEAR ENDED DECEMBER 31,
---------------------------------------------------- -----------------------------------------
                                                              2003                2002
---------------------------------------------------- ------------------- ---------------------
Ore Milled (tonnes)                                        440,301             424,459
---------------------------------------------------- ------------------- ---------------------
   Zinc (%)                                                    8.1                 9.2
---------------------------------------------------- ------------------- ---------------------
   Gold (grams/tonne)                                          0.3                 0.7
---------------------------------------------------- ------------------- ---------------------
Concentrate Production
---------------------------------------------------- ------------------- ---------------------
   Zinc (tonnes)                                            64,107              70,752
---------------------------------------------------- ------------------- ---------------------
      Recovery (%)                                            92.5                92.1
---------------------------------------------------- ------------------- ---------------------
      Grade (%)                                               51.2                50.8
---------------------------------------------------- ------------------- ---------------------
   Gold (tonnes)                                             2,575               5,424
---------------------------------------------------- ------------------- ---------------------
      Recovery (%)                                            31.8                49.9
---------------------------------------------------- ------------------- ---------------------
      Grade (grams/tonne)                                     17.7                26.9
---------------------------------------------------- ------------------- ---------------------
Metal in Concentrates
---------------------------------------------------- ------------------- ---------------------
   Zinc (tonnes)                                            32,848              35,907
---------------------------------------------------- ------------------- ---------------------
   Gold (ounces)                                             2,534               4,682
---------------------------------------------------- ------------------- ---------------------
   Silver (ounces)                                         225,695             282,383
---------------------------------------------------- ------------------- ---------------------
Minesite Operating Cash Costs
---------------------------------------------------- ------------------- ---------------------
   Per tonne milled (US$)                                    27.38               26.04
---------------------------------------------------- ------------------- ---------------------
Total Cash Costs
---------------------------------------------------- ------------------- ---------------------
   Per pound payable zinc (US$)                               0.36                0.32
---------------------------------------------------- ------------------- ---------------------

   EL TOQUI MINE OUTLOOK

     Improvements in operating efficiencies at El Toqui have been ongoing, as has the expansion of the milling facilities. In July 2003, the new crushing plant installation was completed and the corresponding expansions in the grinding, de-watering and tails handling circuits are expected to be complete by June of 2004. Once complete, the annual processing capacity will be increased to 550,000 tonnes from 440,000 tonnes. Nonetheless, in 2004 only a modest increase in mill throughput is expected due to allowances for commissioning the new systems and ramping up to the increased tonnage level. While the zinc metal contained in concentrate will not change appreciably in 2004 from 2003, gold output will increase as mining activities move into the gold-rich Aserradero zone. During 2004 the gold output is expected to increase to 20,000 ounces compared with 2,500 ounces in 2003.

     With the resurgence of the zinc price in late 2003 the Company placed a renewed emphasis on exploration in the mineral-rich Toqui District and will be quite aggressive in 2004, unlike in the past three years. New targets identified following extensive geochem surveys over the past few years will be explored by way of diamond-drilling. These targets are all within the overall area known to host zinc mineralization at El Toqui, which is an area about 4.5 by 3.5 kilometres. As a result of increased exploration and development, capital expenditures in these two categories will be US$2.7 million compared with US$1.3 million in 2003.

   LANGLOIS

     The Langlois mine was placed on care and maintenance in November 2000 pending the resolution of an ore pass problem and an improvement in the price of zinc. A feasibility study to reopen the Langlois mine including a technical resolution for the ore pass was completed by SRK in August 2001 (the "2001 SRK Report"), following an extensive drilling program of Zone 97.

     In April 2003, the Company completed an in-fill drill program of 28 holes (11,511 metres) to further delineate and upgrade mineral resources to mineral reserves in Zone 97 at the Langlois mine. The results of the in-fill drill program show a 25 percent increase in mineral reserves, which added a further year's production to the expected life of the Langlois mine. In total, the mineral reserves for Zone 97 increased by 419,600 tonnes at a grade of 8.1 percent zinc, 1.7 percent copper, 46.9 grams of silver per tonne and 0.1 grams of gold per tonne. The mineral reserves and resources for Zones 3 and 4 have not changed.

     Following the 2003 in-fill drill program, SRK updated the 2001 SRK Report in June 2003 (the "2003 SRK Report") to include the new mineral reserves in Zone
97. The 2003 SRK Report estimates that the total net pre-tax cash flow will be $71.1 million based on the metal prices shown in the table set out below. The pre-tax internal rate of return is 25.3 percent, and the pre-tax net present value at 8.0 percent is $30.9 million.

     The following table sets forth the metal prices and exchange rate used in the 2003 SRK Report:

                     Zinc                      US$0.50/lb
                     Copper                    US$0.80/lb
                     Silver                    US$5.00/oz
                     Gold                      US$343/oz
                     Exchange Rate             US$0.70/Cdn$

     Based on these price assumptions, the 2003 SRK Report determined the operating cost per pound of payable zinc including smelting, shipping and by-product credits for copper and precious metals to be US$0.38.

     It was estimated in the 2003 SRK Report that $38.2 million in capital is required over the life of the mine of which approximately $16.4 million must be expended on development prior to the start of production at the Langlois mine. The aggregate operating cost to mine gate is estimated at $55.61 per tonne milled over the life of the Langlois mine. The estimated capital cost prior to the start of production of $16.4 million excludes working capital and capital contingencies.

     When a long-term zinc price of US$0.45 per pound is assumed in the 2003 SRK Report, the total net pre-tax cash flow decreases to $41.5 million, the pre-tax internal rate of return decreases to 15.2 percent and the pre-tax net present value at 8.0 percent decreases to $12.6 million. Based on this price assumption, the 2003 SRK Report sets the operating cost per pound of payable zinc including smelting, shipping and by-product credits for copper and precious metals at US$0.36.

     The difference between the operating cost per pound, US$0.36 versus US$0.38 in the two SRK reports is due to lower treatment charges related to the de-escalator from a lower zinc price assumption (US$0.45 versus US$0.50 per pound).

     LANGLOIS OUTLOOK

     As a result of the recent metal price increase and improved working capital position the Company is planning to commence re-development of the mine by mid-year 2004. It is anticipated the development program will take approximately 18 months, with full production targeted for the first quarter of 2006. Over an eight-year mine life it is expected that the mine will produce 358,000 tonnes of zinc metal in concentrate, 27,000 tonnes of copper metal in concentrate and 2,200,000 ounces of silver metal in concentrate.

   NANISIVIK MINE

     The Nanisivik mine was permanently closed in September 2002.

     The Nunavut Water Board (NWB) issued a renewal water license on October 10, 2002, to cover the period October 1, 2002, to May 1, 2008, during which period all reclamation work and post-closure monitoring will be completed. Although the final amount and form of the financial security are currently under discussion, the water license requires that CanZinco Ltd., a wholly-owned subsidiary of the Company and owner of the Nanisivik mine, post total financial security in the amount of $17.6 million. The amount of financial security recommended by the NWB is a reflection of the submissions made to them by DIAND and others on this topic and is significantly at odds with the Company's estimate of closure costs which is approximately $9.2 million. The Company continues to strongly defend its estimate of closure costs as being more realistic and indicative of the amount and nature of work to be completed. The Company's revised estimate of closure costs, based on the revised closure and reclamation plan must be filed with the NWB no later than March 31, 2004.

     Of the amount of financial security mandated by the NWB (i.e. $17.6 million), $5.0 million was previously posted pursuant to the expired water license in the form of a surety bond. That bond was scheduled to and did expire in July 2003 and was not replaced. Discussions regarding the full amount of financial security required are ongoing with DIAND.

     Reclamation activities at Nanisivik commenced during 2002, continued throughout 2003 and will continue again throughout 2004 as permitted by the NWB, pending their review and acceptance of a final closure and reclamation plan. Throughout 2003 many technical reports were prepared, reviewed and amended accordingly, taking into consideration the views of the technical staff of the NWB and the various regulators involved as well as their retained consultants and experts. It had originally been anticipated and communicated to the NWB that the final closure plan would be filed with them on December 15, 2003. A longer than anticipated technical review process required that the Company postpone the filing of its final report until February 6, 2004, an obligation which was largely honoured with only one report to follow within ten days of the revised submission date. In response to the filed closure and reclamation report the NWB continues to finalize their arrangements for a thorough and complete technical review of the documents as well as the timing of a public hearing, most likely to occur in Arctic Bay in the second quarter of 2004. Based on the technical meetings that have been held to date and the ongoing, thorough review process, it is not anticipated that the final reclamation and closure plan will require significant modification.

     The NWB estimate of closure costs set out above does not take into consideration the salvage value of the assets remaining at Nanisivik, all of which are being reviewed for possible sale. Most notably in 2003 an agreement was reached with Wolfden Resources Inc. that they would earn the right to the contents of the industrial complex (principally the mill processing equipment), four of the five electrical generators located on site, the concentrate storage facility and the ship loading equipment. In return, Wolfden has agreed to clean up those areas (i.e. industrial complex, concentrate storage facility and ship loading areas) to the satisfaction of CanZinco Ltd. and the regulators involved. Wolfden is scheduled to commence their dismantling work during the summer of 2004 with the expectation that the equipment involved will be ready for shipment during the shipping season of 2005. Wolfden has provided a $2.0 million letter of credit to the Company to secure its performance.

     As well, these amounts do not take into consideration the value of equipment and supplies that were purchased and are currently located at Nanisivik, earmarked for reclamation activities, and the considerable amount of reclamation work that was completed prior to and following the closure of the mine (both 2002 and 2003).

------------------------------------------------ --------------------------------------
PRODUCTION STATISTICS                                    YEAR ENDED DECEMBER 31,
------------------------------------------------ --------------------------------------
                                                        2003               2002
------------------------------------------------ ------------------- ------------------
Ore Milled (tonnes)                                      0.0              516,544
------------------------------------------------ ------------------- ------------------
   Zinc (%)                                              0.0                 10.0
------------------------------------------------ ------------------- ------------------
   Silver (grams/tonne)                                  0.0                   42
------------------------------------------------ ------------------- ------------------
Concentrate Production
------------------------------------------------ ------------------- ------------------
   Zinc (tonnes)                                         0.0               87,644
------------------------------------------------ ------------------- ------------------
      Recovery (%)                                       0.0                 96.0
------------------------------------------------ ------------------- ------------------
      Grade (%)                                          0.0                 56.5
------------------------------------------------ ------------------- ------------------
Metal in Concentrate
------------------------------------------------ ------------------- ------------------
   Zinc (tonnes)                                         0.0               49,514
------------------------------------------------ ------------------- ------------------
   Silver (ounces)                                       0.0              528,049
------------------------------------------------ ------------------- ------------------
Minesite Operating Cash Costs
------------------------------------------------ ------------------- ------------------
   Per tonne milled (Cdn$)                               0.0                50.87
------------------------------------------------ ------------------- ------------------
Total Cash Costs
------------------------------------------------ ------------------- ------------------
   Per pound payable zinc (US$)                          0.0                 0.34
------------------------------------------------ ------------------- ------------------

   CARIBOU MINE

     The Caribou mine remained on care and maintenance during 2003. Costs of $1.5 million were incurred in 2003 compared with $1.7 million during 2002.

   CARIBOU MINE OUTLOOK

     Based on the most recent zinc and lead prices the Company is revisiting the Caribou Re-opening Plan of 2000 (the "Plan"). The Plan is being updated to incorporate the current prices and exchange rates in order to determine the worth of the property.

FOURTH QUARTER REVIEW

     For the quarter ended December 31, 2003, the Company reported Net Earnings of $0.3 million ($0.00 per share) on Gross sales revenue of $51.4 million compared with a Net Loss of $2.0 million ($0.01 per share) on $104.2 million of Gross sales revenue for the fourth quarter of 2002.

     The reduction in Gross sales revenue quarter over quarter was a result of the closure of the Nanisivik mine in September 2002 reducing the amount of concentrate available for sale, the timing of the shipments from the other mines, a $1.1 million charge for metal hedge settlements and the mark-to-market liability inherent in these instruments and the stronger Canadian dollar resulting in lower realized Canadian dollar revenue. Despite the increase in the average realized US dollar zinc price in the fourth quarter of 2003 to US$859 compared with US$775 in 2002 the average realized Canadian dollar price actually declined slightly to $1,202 from $1,217. Notwithstanding the lower Gross sales revenue, the Contribution from mining activities in 2003 was $0.9 million, only slightly less than the $1.1 million in 2002 or 1.7 percent versus 1.1 percent of Gross sales revenue respectively. This improved contribution on a percentage basis resulted from lower unit Treatment and marketing costs and the stronger Canadian dollar as Treatment and marketing costs are incurred mainly in US dollars.

     General and administrative costs were $0.7 million dollars lower for the quarter, as the fourth quarter of 2002 included a one-time compensation expense of $0.6 million.

     $2.0 million Foreign exchange was realized on US dollar denominated debt compared with $0.2 million in the fourth quarter of 2002 due to the larger gain by the Canadian dollar.

     The Company realized a recovery of Income and mining taxes of $1.0 million compared with less than $0.1 million in the fourth quarter of 2002.

     Cash flow from operations (before changes in non-cash working capital items) was $10.4 million in fourth quarter of 2003 compared with $3.1 million in the same period in 2002.

   SUMMARY OF QUARTERLY RESULTS

--------------------------------- -------------------------------------------- --------------------------------------------
                                                     2002                                          2003
--------------------------------- -------------------------------------------- --------------------------------------------
                                      Q1         Q2         Q3         Q4          Q1          Q2         Q3         Q4
--------------------------------- ----------- ---------- ---------- ---------- ----------- ---------- ---------- ----------
Gross Sales Revenue                     64.5       60.9       74.2      104.2        52.9       61.7       41.6       51.4
($ millions)
--------------------------------- ----------- ---------- ---------- ---------- ----------- ---------- ---------- ----------
Net Earning (Loss)                     (3.3)        2.3     (16.9)     ($2.0)         0.1       10.8      (4.1)        0.3
($ millions)
--------------------------------- ----------- ---------- ---------- ---------- ----------- ---------- ---------- ----------
     Per share basic                 ($0.03)      $0.01    ($0.09)    ($0.01)       $0.00      $0.05    ($0.02)      $0.00
--------------------------------- ----------- ---------- ---------- ---------- ----------- ---------- ---------- ----------
     Per share diluted                   N/A      $0.01        N/A        N/A       $0.00      $0.05        N/A      $0.00
--------------------------------- ----------- ---------- ---------- ---------- ----------- ---------- ---------- ----------
YTD to the end of the Quarter         1.5943     1.5741     1.5704     1.5701      1.5097     1.4537     1.4290     1.4004
(C$/US$)
--------------------------------- ----------- ---------- ---------- ---------- ----------- ---------- ---------- ----------
Average realized zinc price              791        813        752        775         785        768        810        859
(US$/t)
--------------------------------- ----------- ---------- ---------- ---------- ----------- ---------- ---------- ----------
Average realized zinc price            1,261      1,280      1,181      1,217       1,185      1,116      1,157      1,202
(C$/t)
--------------------------------- ----------- ---------- ---------- ---------- ----------- ---------- ---------- ----------
Concentrate tonnes sold              105,388     98,069    139,425    180,448      89,653    116,366     78,626     93,519
--------------------------------- ----------- ---------- ---------- ---------- ----------- ---------- ---------- ----------

     The quantity of concentrate tonnes sold directly effects Gross sales revenue. The shipment and sale of concentrate can vary from quarter to quarter based on customer agreements and the availability of ships. The Nanisivik mine closure in September 2002 reduced the amount of concentrate available for sale in subsequent quarters. As all sales are based in US dollars the impact of the declining US dollar against the Canadian dollar reduced the realized Canadian dollar Gross sales revenue, this despite an improvement in the average realized US dollar price of zinc in the third and fourth quarters of 2003.

     Net Earnings (Loss) in 2003 were positively impacted by the foreign exchange gain on the US dollar denominated debt as a result of the stronger Canadian dollar. As well in the second quarter of 2003 the Company realized a one-time gain of $10.3 million on the sale of the Lapa properties in Quebec.

RELATED PARTY TRANSACTIONS

     The Company accrued expenses of $500,000 for services provided by Dundee Bancorp Inc. ("Dundee"), during the period from October 2001 to December 2003.

     In December 2002, the Company extended its Credit Facility to January 2, 2004, and issued warrants to the banking syndicate. In consideration for extending its support related to a portion of the Non-Revolving Facility by way of guarantee, Dundee was granted warrants to purchase 1,000,000 Common Shares at $0.19 per share until March 27, 2006, on the same basis as the banking syndicate.

     In consideration for guaranteeing the US$6.5 million Supplemental Term Facility in 2001 Dundee received warrants to purchase an aggregate of 30,801,410 Common Shares at $0.20 per share. One-half of these warrants are exercisable until March 2, 2007, and the remainder is exercisable until May 2, 2007.

     On May 21, 2002, the Company issued 3,602,540 Common Shares under the terms of an agreement in satisfaction of an obligation of $573,000 to a company of which Murray Sinclair, Jr., a director of the Company, has a significant ownership interest.

CHANGES IN ACCOUNTING POLICIES

     There were no changes in Accounting Policies in 2003.

     In 2004, the Company will adopt the following policies:

     CICA 3870, Stock Based Compensation; the Company will expense the estimated cost of compensation options issued in each period. Had this policy been adopted in 2003 and 2002 the compensation expense recognized would have been $274,000 and $183,000 respectively.

     CICA 3110, Asset Retirement Obligation; the Company is required to estimate the fair value of mine site reclamation based on the current laws and regulations. The fair value estimate is set up as an asset and a liability on the Balance Sheet with the asset being amortized over the life of the mine. As the policy must be adopted retroactively to the point in time when each mine was acquired, the depreciation related to prior periods will be charged to Retained Earnings. The fair value estimate must be reviewed on a regular basis to reflect changes in laws and regulations, the estimated scope of work and estimated costs. The total estimated fair value for reclamation of the Company's mine sites at December 2003 is $40.6 million.

CRITICAL ACCOUNTING ESTIMATES

   ASSET IMPAIRMENT

     The carrying values of producing mineral properties including properties placed on care and maintenance and related deferred expenditures are reviewed regularly and, where necessary, are written down to the estimated net recoverable amounts. Estimated future net cash flows, on an undiscounted basis, are calculated for each property using: estimated recoverable reserves (on the basis of current proven and probable reserves); estimated future zinc price realization (considering historical and current prices, price trends and related factors); and estimated operating, capital and other cash flows. Estimates of future cash flows are subject to risks and uncertainties. It is possible that changes could occur which may affect the recoverability of the carrying value of mineral properties.

   RESERVES

     Annually the Company estimates its proven and probable mineral reserves (the "Reserves") in accordance with National Policy 43-101 ("NI 43-101") a rule adopted by Canadian securities administrators as the standard of disclosure for mineral projects. This estimate is used to determine mine viability, mine life and amortization rates. The estimation of Reserves is based on drill hole information, historical mining results, historical metallurgical results, estimated future operating costs and estimated future metal prices. A "qualified person" as defined by NI 43-101 performs the reserves estimate. As all of the Company's operations have had significant operating history, the factor that could impact the Reserves estimate most is future metal prices.

   AMORTIZATION

     The Company uses the units of production method for amortization of Mineral Properties and some of its Fixed Assets based on the Reserves. Any significant changes in the Reserves could impact the amount of annual amortization.

   INVENTORY

     The Company values its Concentrate inventories on the lower of cost or realizable value. Costs represent the average cost, and include direct labour and materials costs, mine site overhead, and depreciation and amortization. At December 2003, all Concentrate inventories were recorded at cost.

   RECLAMATION

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

RISKS AND UNCERTAINTIES

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

   PRICE RISK

     The profitability of any mining operation in which the Company has an interest is significantly affected by the market price of zinc. It is estimated that each US$0.01 per pound change in the price of zinc will impact earnings and cash flow by approximately $3.0 million during 2004. Tables earlier in this section show the approximate impact on the Company's earnings and cash flows of variations in metal prices, the US/Canadian dollar exchange rate and treatment charges, based on current plans for 2004 and assumes the changes remain in effect for the full year.

     Fluctuations in the price of zinc are influenced by numerous factors beyond the control of the Company. Exchange rates, interest rates, inflation, the world supply and demand for zinc can all cause significant fluctuations in zinc prices. Such external economic factors are in turn influenced by changes in international economic growth patterns and political developments.

   FOREIGN EXCHANGE RISK

     The Company operates using both the Canadian dollar and the US dollar as well as several other currencies, and as such may be negatively affected by fluctuations in foreign exchange rates. The Company manages this risk by minimizing the number of transactions that result in the settlement currency differing from the currency of the initial transaction. Currency fluctuations may affect the revenues which the Company realizes from its operations, as concentrates are sold in the world market in US dollars while a significant percentage of its expenses are denominated in non-US dollars. This exposes the Company to increased volatility in earnings due to fluctuations in foreign exchange rates. The Company is also exposed to foreign exchange rate risk through its long and short-term debt. While foreign currencies are generally convertible into Canadian and US dollars, there is no guarantee that they will continue to be so convertible or that fluctuations in the value of such currencies will not have an adverse effect on the Company.

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

   SURETY BOND RISK

     World events, including the threat of war and bankruptcies of several major companies, have put serious stress on the ability of insurers to continue to provide support as they have in the past. The surety market is shrinking and, as a result, the availability of environmental bonding is being threatened. If some or all of the Company's environmental bonds, which amount to approximately $8.2 million, were withdrawn or the Company were required to provide security in the form of cash or letters of credit it would use a significant portion of available credit lines. Provision for such an event has not been included in the cash forecast for 2004. Management is pursuing alternative solutions to protect the assets in the event that the bonds are cancelled. At this time there is no assurance that such alternatives will be available.

OUTSTANDING SHARE DATA AND FULL DILUTION CALCULATION

     The Company is authorized to issue an unlimited number of Common Shares and 200,000,000 preferred shares, issuable in series. There are no preferred shares outstanding. Each Common Share entitles the holder of record thereof to one vote at all meetings of shareholders of the Company, except at meetings at which only holders of another class or series of shares of the Company are entitled to vote. The table set forth below summarizes the Capital Stock. For a more complete description of certain elements please refer to note 6 to the consolidated financial statements of the Company.

--------------------------------------------------------------------------- -------------------
     Common Shares or Securities Convertible into Common Shares                March 5, 2004
--------------------------------------------------------------------------- -------------------
     Common Shares                                                                 344,394,741
--------------------------------------------------------------------------- -------------------
     Share Option Plan - Options                                                    10,347,434
     Weighted average exercise price $1.07.
--------------------------------------------------------------------------- -------------------
1,000,000 warrants granted at $0.21, expire May 8, 2005.                               500,000
--------------------------------------------------------------------------- -------------------
30,801,410 warrants granted at $0.20, 15,400,705 expire March 2, 2007 and           30,801,410
15,400,705 expire May 2, 2007.
--------------------------------------------------------------------------- -------------------
3,000,000 warrants granted at $0.19, expire March 27, 2006.                          2,000,000
--------------------------------------------------------------------------- -------------------
FULLY DILUTED                                                                      388,043,585
--------------------------------------------------------------------------- -------------------
Warrants exerciseable at $1.00, expire January 28, 2009 - traded on TSX             28,571,429
--------------------------------------------------------------------------- -------------------
Shares to be issued to Boliden pursuant to the acquisition of BWCL*                 18,000,000
--------------------------------------------------------------------------- -------------------
Warrants to be issued to Boliden pursuant to the acquisition of BWCL*                5,000,000
--------------------------------------------------------------------------- -------------------
FUTURE FULLY DILUTED                                                               439,615,014
--------------------------------------------------------------------------- -------------------

     * The Company has not completed its due diligence review. Accordingly, this assumes that the transaction will be completed as proposed.

     Years Ended December 31, 2002 and 2001

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

     Cash flow from operations (before changes in non-cash working capital items) was $8.6 million ($0.05 per share) in 2002 compared with cash used by operations of $9.4 million ($0.08 per share) in 2001. For the year 2001, the non-cash write-down of $70.3 million included $53.5 million to reduce the carrying value of the Caribou mine to nil, a reduction of $11.3 million to the carrying value of the Nanisivik mine and $5.6 million for the carrying value of other exploration and non-producing properties.

------------------------------------------------- ---------------- -------------
($ millions)                                           2002            2001
------------------------------------------------- ---------------- -------------
Loss from mining activities                            (9.5)          (23.5)
------------------------------------------------- ---------------- -------------
Other expenses (net of other income)                     9.7            10.9
------------------------------------------------- ---------------- -------------
Non-producing property costs                             0.9             3.2
------------------------------------------------- ---------------- -------------
Foreign exchange hedging loss                              -             3.2
------------------------------------------------- ---------------- -------------
Income and mining taxes                                (0.2)               -
------------------------------------------------- ---------------- -------------
Loss before asset valuation adjustments               (19.9)          (40.8)
------------------------------------------------- ---------------- -------------
Write-down of properties                                   -            70.3
------------------------------------------------- ---------------- -------------
Net loss                                              (19.9)         (111.1)
------------------------------------------------- ---------------- -------------
Reclamation Expenditures                               (5.1)           (2.0)
------------------------------------------------- ---------------- -------------
Non-cash expenses                                       33.6           103.7
------------------------------------------------- ---------------- -------------
Operating cash flow (outflow) (before
changes in non-cash working capital items)               8.6           (9.4)
------------------------------------------------- ---------------- -------------

     STATEMENT OF OPERATIONS REVIEW - 2002 AND 2001

         PRODUCTION AND GROSS REVENUE

     Sales of zinc, lead and copper concentrate increased by 3 percent in 2002 from 2001 (518,820 tonnes compared with 505,521 tonnes).

------------------------------------------------- ---------------- -------------
SALES BY METAL IN CONCENTRATE ($ THOUSANDS)            2002            2001
------------------------------------------------- ---------------- -------------
Zinc - tonnes                                           206,631        184,418
------------------------------------------------- ---------------- -------------
Lead - tonnes                                            17,977         12,086
------------------------------------------------- ---------------- -------------
Copper - tonnes                                           5,447          6,543
------------------------------------------------- ---------------- -------------
Gold - ounces                                            25,364         39,884
------------------------------------------------- ---------------- -------------
Silver - ounces                                       2,226,474      1,995,913
------------------------------------------------- ---------------- -------------

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

------------------------------------------------- ---------------- -------------
   GROSS SALES REVENUE BY METAL ($ thousands)           2002            2001
------------------------------------------------- ---------------- -------------
   Zinc (US$)                                            160,223        160,990
------------------------------------------------- ---------------- -------------
   Lead (US$)                                              8,397          5,798
------------------------------------------------- ---------------- -------------
   Copper (US$)                                            8,688         10,656
------------------------------------------------- ---------------- -------------
   Gold (US$)                                              7,781         10,834
------------------------------------------------- ---------------- -------------
   Silver (US$)                                           10,111          8,839
------------------------------------------------- ---------------- -------------
      Total Metal Sales Revenue (US$)                    195,200        197,117
------------------------------------------------- ---------------- -------------

------------------------------------------------- ---------------- -------------
      Gross Sales Revenue (CDN$)                         305,354        304,037
------------------------------------------------- ---------------- -------------

     Production of zinc in concentrate in 2002 increased by 2 percent over 2001 despite the Nanisivik mine closing in September 2002. Zinc in concentrate production at the Bouchard-Hebert and El Toqui mines increased by 24 percent and 10 percent, respectively, more than offsetting the lower production at the other mines.

------------------------------------------------- ---------------- -------------
   ZINC PRODUCTION (MILLION POUNDS ZINC
   CONTAINED IN CONCENTRATE)                            2002           2001
------------------------------------------------- ---------------- -------------
   Nanisivik                                               109.1         113.6
------------------------------------------------- ---------------- -------------
   El Mochito                                              102.2         106.9
------------------------------------------------- ---------------- -------------
   Bougrine                                                 74.3          83.4
------------------------------------------------- ---------------- -------------
   El Toqui                                                 79.2          71.8
------------------------------------------------- ---------------- -------------
   Bouchard-Hebert                                         112.9          90.7
------------------------------------------------- ---------------- -------------
   Total zinc production                                   477.7         466.4
------------------------------------------------- ---------------- -------------

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

     OPERATING COSTS

     Direct operating costs of $147.7 million in 2002 were $284.59 per tonne of concentrate sold compared with $153.2 million or $303.03 per tonne sold in 2001. Minesite operating costs per tonne of ore milled decreased slightly to US$27.18 in 2002 from US$27.26 in 2001. The total cash cost per pound of payable zinc, which includes all minesite cash costs, treatment charges, ocean freight and other marketing costs, net of by-product credits, was US$0.32 per pound of payable zinc in 2002 compared with US$0.36 per pound of payable zinc in 2001.

     Inventory is carried at the lower of cost or market. For the year 2001, costs in excess of market value, principally at Nanisivik mine, were added to the direct operating costs. During, 2002, no such adjustment was necessary.

----------------------------------------------- ---------------- ---------------
DIRECT OPERATING COSTS ($ MILLIONS)                   2002            2001
----------------------------------------------- ---------------- ---------------
Bouchard-Hebert                                           36.9            35.4
----------------------------------------------- ---------------- ---------------
Nanisivik                                                 34.5            43.5
----------------------------------------------- ---------------- ---------------
Bougrine                                                  22.9            20.8
----------------------------------------------- ---------------- ---------------
El Mochito                                                34.2            33.5
----------------------------------------------- ---------------- ---------------
El Toqui                                                  19.2            20.0
----------------------------------------------- ---------------- ---------------
Total                                                    147.7           153.2
----------------------------------------------- ---------------- ---------------

   Non GAAP Reconciliations

----------------------------------------------- ---------------- ---------------
NON GAAP RECONCILIATION OF TOTAL CASH COST PER
POUND OF PAYABLE ZINC TO CONSOLIDATED
FINANCIAL STATEMENTS                                  2002            2001
----------------------------------------------- ---------------- ---------------
By-Product Credit ($ millions)
----------------------------------------------- ---------------- ---------------
   Gross sales revenue per financial statements          305.4            301.8
----------------------------------------------- ---------------- ---------------
   Less zinc sales revenue                              (224.1)          (223.7)
----------------------------------------------- ---------------- ---------------
   Inventory adjustment                                  (32.9)           (27.6)
----------------------------------------------- ================ ===============
                                                          48.4             50.5
----------------------------------------------- ================ ===============

----------------------------------------------- ---------------- ---------------
Treatments Charges ($ millions)
----------------------------------------------- ---------------- ---------------
   Per financial statements                              136.7            140.0
----------------------------------------------- ---------------- ---------------
   Inventory adjustment                                  (16.6)           (12.8)
----------------------------------------------- ================ ===============
                                                         120.1            127.2
----------------------------------------------- ================ ===============

----------------------------------------------- ---------------- ---------------
Direct operating costs ($ millions)
----------------------------------------------- ---------------- ---------------
   Per financial statements                              147.7            153.2
----------------------------------------------- ---------------- ---------------
   Inventory adjustment                                  (16.3)           (13.4)
----------------------------------------------- ================ ===============
                                                         131.4            139.8
----------------------------------------------- ================ ===============
Total Cash Costs - Canadian ($ millions)                 203.1            216.5
----------------------------------------------- ---------------- ---------------

----------------------------------------------- ---------------- ---------------
Exchange rate C$/US$                                    1.5701           1.5490
----------------------------------------------- ---------------- ---------------

----------------------------------------------- ---------------- ---------------
Total Cash Costs - US ($ millions)                       129.4            139.8
----------------------------------------------- ---------------- ---------------

----------------------------------------------- ---------------- ---------------
Zinc pounds produced (millions)                          405.5            391.9
----------------------------------------------- ---------------- ---------------
Total Cash Costs Per pound of payable zinc
(US$)                                                     0.32            0.357
----------------------------------------------- ---------------- ---------------

----------------------------------------------- ---------------- ---------------
RECONCILIATION OF MINESITE OPERATING CASH
COSTS PER TONNE MILLED TO CONSOLIDATED
FINANCIAL STATEMENTS                                  2002             2001
----------------------------------------------- ---------------- ---------------
Direct operating costs ($ millions)
----------------------------------------------- ---------------- ---------------
   Per finacial statements                               147.7           153.2
----------------------------------------------- ---------------- ---------------
   Inventory adjustment                                  (16.3)          (13.4)
----------------------------------------------- ================ ===============
Minesite Operating Cash Costs - Canadian
($ millions)                                             131.4           139.8
----------------------------------------------- ================ ===============

----------------------------------------------- ---------------- ---------------
Exchange rate C$/US$                                    1.5701          1.5490
----------------------------------------------- ---------------- ---------------

----------------------------------------------- ---------------- ---------------
Minesite Operating Cash Costs - US ($ millions)           83.7            90.3
----------------------------------------------- ---------------- ---------------

----------------------------------------------- ---------------- ---------------
Tonnes milled (millions)                                   3.1             3.3
----------------------------------------------- ---------------- ---------------
Minesite Operating Cash Costs Per tonne milled
(US$)                                                    27.18           27.26
----------------------------------------------- ---------------- ---------------

     Total Cash Costs per Pound of Payable Zinc and Minesite Operating Cash Costs per Tonne Milled are furnished to provide additional information and are non-GAAP measures. These measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and are not necessarily indicative of operating expenses as determined under generally accepted accounting principles. These measures intend to provide investors with information about the cash generating capabilities of the Company's mining operations. The Company uses this information for the same purpose. Mining operations are capital intensive. These measures exclude capital expenditures. Capital expenditures are discussed throughout the MD&A and the consolidated financial statements.

     OTHER EXPENSES (INCOME)

     Other expenses, net of miscellaneous income, were $9.7 million in 2002 compared with $10.9 million in 2001. General and administrative expenses decreased by $1.3 million mostly due to a reduction in staff and office costs. Interest and financing expense decreased by $3.2 million. The foreign exchange adjustment resulting from credit facilities denominated in US dollars changed from a loss of $4.7 million in 2001 to a gain of $0.7 million in 2002, a favourable swing of $5.4 million. The carrying value of the debt is measured at the end of the year. In 2002, the Canadian dollar strengthened against the US dollar from 1.5926 at the end of 2001 to 1.5796 at the end of 2002. Lower investment and other income, which decreased by $8.6 million, offset most of these improvements.

----------------------------------------------- ---------------- ---------------
Other Expenses (Income) ($ millions)                  2002             2001
----------------------------------------------- ---------------- ---------------
   General and administrative                              6.2             7.5
----------------------------------------------- ---------------- ---------------
   Interest expense and financing                          4.8             8.0
----------------------------------------------- ---------------- ---------------
   Investment income                                      (0.6)           (9.3)
----------------------------------------------- ---------------- ---------------
   Foreign exchange                                       (0.7)            4.7
----------------------------------------------- ---------------- ---------------
Total Other Expenses net of other income                   9.7            10.9
----------------------------------------------- ---------------- ---------------
   Non-producing property costs                            0.9             3.2
----------------------------------------------- ---------------- ---------------
   Foreign Exchange Hedging Loss                           0.0            (3.2)
----------------------------------------------- ---------------- ---------------
   Income and mining taxes                                (0.2)              -
----------------------------------------------- ---------------- ---------------
Total                                                     10.4            17.3
----------------------------------------------- ---------------- ---------------

     OTHER NON-PRODUCING PROPERTY COSTS

     The costs related to properties being held on care and maintenance decreased to $0.9 million in 2002 from $3.2 million in 2001. These costs include the costs to maintain the Caribou and Langlois properties on care and maintenance, exploration costs and $0.9 million of revenue received from optioned properties in 2002.

     OPERATING REVIEW - 2002 AND 2001

     Certain of the 2002 and 2001 figures have been reclassified to conform to the 2003 presentation.

         OPERATIONS

     For the year ended December 31, 2002 and 2001, metal production is shown in the table below.

         PRODUCTION STATISTICS

----------------------------------------------- --------------------------------
                                                    Year ended December 31,
                                                --------------------------------
                                                      2002            2001
----------------------------------------------- ---------------- ---------------
Ore Milled (tonnes)                                  3,077,811       3,311,290
----------------------------------------------- ---------------- ---------------
     Zinc (%)                                              7.8             7.2
----------------------------------------------- ---------------- ---------------
Concentrate Production
----------------------------------------------- ---------------- ---------------
     Zinc (tonnes)                                     403,661         394,982
----------------------------------------------- ---------------- ---------------
     Copper (tonnes)                                    37,680          42,138
----------------------------------------------- ---------------- ---------------
     Lead (tonnes)                                      18,747          19,799
----------------------------------------------- ---------------- ---------------
     Gold (tonnes)                                       5,424           3,389
----------------------------------------------- ---------------- ---------------
Metal in Concentrates
----------------------------------------------- ---------------- ---------------
     Zinc (tonnes)                                     216,663         211,544
----------------------------------------------- ---------------- ---------------
     Copper (tonnes)                                     6,055           6,932
----------------------------------------------- ---------------- ---------------
     Lead (tonnes)                                      12,693          13,174
----------------------------------------------- ---------------- ---------------
     Silver (ounces)                                 2,957,221       2,940,360
----------------------------------------------- ---------------- ---------------
     Gold (ounces)                                      24,804          38,500
----------------------------------------------- ---------------- ---------------
Minesite Operating Costs Per tonne milled (US$)          27.18           27.26
----------------------------------------------- ---------------- ---------------
Total Cash Costs Per pound payable zinc (US#)             0.32            0.36
----------------------------------------------- ---------------- ---------------

     The following table summarizes key financial information for each of the Company(1)s operating mines.

-------------------------- -------------------- -------------------- -------------------- -------------------
                                                    Contribution
                                                 (Loss) From Mining                              Capital
                               Gross Revenue        Activities(1)      Non-cash Costs(2)      Expenditures
-------------------------- -------------------- -------------------- -------------------- -------------------
($ millions)                  2002      2001       2002      2001       2002      2001       2002      2001
-------------------------- --------- ---------- --------- ---------- --------- ---------- --------- ---------
Bouchard-Hebert               81.9      82.8        3.0       7.7        9.7       8.3        1.7       1.7
-------------------------- --------- ---------- --------- ---------- --------- ---------- --------- ---------
Nanisivik                     69.0      54.5       (1.6)    (20.3)       3.2       4.3          -       3.9
-------------------------- --------- ---------- --------- ---------- --------- ---------- --------- ---------
Bougrine                      40.9      49.7       (8.5)     (3.5)       8.1       9.5        2.0       3.0
-------------------------- --------- ---------- --------- ---------- --------- ---------- --------- ---------
El Mochito                    69.5      68.4       (2.9)     (6.6)       6.8       6.7        2.3       2.5
-------------------------- --------- ---------- --------- ---------- --------- ---------- --------- ---------
El Toqui                      44.1      48.6        0.6      (0.8)       2.6       3.1        2.9       5.5
-------------------------- --------- ---------- --------- ---------- --------- ---------- --------- ---------
Langlois                         -         -          -         -          -         -        0.9       4.1
-------------------------- --------- ---------- --------- ---------- --------- ---------- --------- ---------
Unallocated                    0.0       0.0       (0.1)      0.0        0.1       0.2        1.2       1.0
-------------------------- --------- ---------- --------- ---------- --------- ---------- --------- ---------
Total                        305.4     304.0       (9.5)    (23.5)      30.5      32.1       11.0      21.7
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


----------------------------------------------- ---------------- ---------------
   Production Statistics                             Year Ended December 31,
----------------------------------------------- ---------------- ---------------
                                                      2002            2001
----------------------------------------------- ---------------- ---------------
   Ore Milled (tonnes)                               1,050,009       1,045,435
----------------------------------------------- ---------------- ---------------
     Zinc (%)                                              5.6             4.5
----------------------------------------------- ---------------- ---------------
     Copper (%)                                            0.7             0.8
----------------------------------------------- ---------------- ---------------
     Silver (grams/tonne)                                   39              46
----------------------------------------------- ---------------- ---------------
     Gold (grams/tonne)                                    1.2             1.5
----------------------------------------------- ---------------- ---------------
   Concentrate Production
----------------------------------------------- ---------------- ---------------
     Zinc (tonnes)                                      94,914          75,741
----------------------------------------------- ---------------- ---------------
       Recovery (%)                                       87.6            86.7
----------------------------------------------- ---------------- ---------------
       Grade (%)                                          53.9            54.3
----------------------------------------------- ---------------- ---------------
     Copper (tonnes)                                    37,680          42,138
----------------------------------------------- ---------------- ---------------
       Recovery (%)                                       85.2            84.4
----------------------------------------------- ---------------- ---------------
       Grade (%)                                          16.1            16.5
----------------------------------------------- ---------------- ---------------
   Metal in Concentrates
----------------------------------------------- ---------------- ---------------
     Zinc (tonnes)                                      51,197          41,150
----------------------------------------------- ---------------- ---------------
     Copper (tonnes)                                     6,055           6,932
----------------------------------------------- ---------------- ---------------
     Silver (ounces)                                   446,755         562,093
----------------------------------------------- ---------------- ---------------
     Gold (ounces)                                      20,122          28,477
----------------------------------------------- ---------------- ---------------
   Minesite Operating Costs
----------------------------------------------- ---------------- ---------------
     Per tonne milled (Cdn$)                             34.99           33.46
----------------------------------------------- ---------------- ---------------
   Total Cash Costs
----------------------------------------------- ---------------- ---------------
     Per pound payable zinc (US$)                         0.28            0.29
----------------------------------------------- ---------------- ---------------

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

----------------------------------------------- --------------------------------
   Production Statistics                             Year Ended December 31,
----------------------------------------------- ---------------- ---------------
                                                      2002             2001
----------------------------------------------- ---------------- ---------------
   Ore Milled (tonnes)                                 516,544         774,920
----------------------------------------------- ---------------- ---------------
     Zinc (%)                                             10.0             6.9
----------------------------------------------- ---------------- ---------------
     Silver (grams/tonne)                                   42              30
----------------------------------------------- ---------------- ---------------
   Concentrate Production
----------------------------------------------- ---------------- ---------------
     Zinc (tonnes)                                      87,644          90,979
----------------------------------------------- ---------------- ---------------
       Recovery (%)                                       96.0            95.7
----------------------------------------------- ---------------- ---------------
       Grade (%)                                          56.5            56.6
----------------------------------------------- ---------------- ---------------
   Metal in Concentrate
----------------------------------------------- ---------------- ---------------
     Zinc (tonnes)                                      49,514          51,512
----------------------------------------------- ---------------- ---------------
     Silver (ounces)                                   528,049         539,380
----------------------------------------------- ---------------- ---------------
   Minesite Operating Costs
----------------------------------------------- ---------------- ---------------
     Per tonne milled (Cdn$)                             50.87           50.33
----------------------------------------------- ---------------- ---------------
   Total Cash Costs
----------------------------------------------- ---------------- ---------------
     Per pound payable zinc (US$)                         0.34            0.42
----------------------------------------------- ---------------- ---------------

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

----------------------------------------------- --------------------------------
   PRODUCTION STATISTICS                            YEAR ENDED DECEMBER 31,
----------------------------------------------- ---------------- ---------------
                                                      2002             2001
----------------------------------------------- ---------------- ---------------
   Ore Milled (tonnes)                                 423,414         411,052
----------------------------------------------- ---------------- ---------------
     Zinc (%)                                              9.7            11.5
----------------------------------------------- ---------------- ---------------
     Lead (%)                                              1.5             2.1
----------------------------------------------- ---------------- ---------------
   Concentrate Production
----------------------------------------------- ---------------- ---------------
     Zinc (tonnes)                                      61,656          69,724
----------------------------------------------- ---------------- ---------------
       Recovery (%)                                       81.8            80.2
----------------------------------------------- ---------------- ---------------
       Grade (%)                                          54.7            54.3
----------------------------------------------- ---------------- ---------------
     Lead (tonnes)                                       6,859           9,869
----------------------------------------------- ---------------- ---------------
       Recovery (%)                                       75.1            76.3
----------------------------------------------- ---------------- ---------------
       Grade (%)                                          66.6            65.1
----------------------------------------------- ---------------- ---------------
   Metal in Concentrates
----------------------------------------------- ---------------- ---------------
     Zinc (tonnes)                                      33,706          37,832
----------------------------------------------- ---------------- ---------------
     Lead (tonnes)                                       4,565           6,424
----------------------------------------------- ---------------- ---------------
   Minesite Operating Costs
----------------------------------------------- ---------------- ---------------
     Per tonne milled (US$)                              32.19           28.82
----------------------------------------------- ---------------- ---------------
   Total Cash Costs
----------------------------------------------- ---------------- ---------------
     Per pound payable zinc (US$)                         0.36            0.33
----------------------------------------------- ---------------- ---------------

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

----------------------------------------------- --------------------------------
   PRODUCTION STATISTICS                             YEAR ENDED DECEMBER 31,
----------------------------------------------- ---------------- ---------------
                                                      2002             2001
----------------------------------------------- ---------------- ---------------
   Ore Milled (tonnes)                                 663,385         652,331
----------------------------------------------- ---------------- ---------------
     Zinc (%)                                              7.5             8.0
----------------------------------------------- ---------------- ---------------
     Lead (%)                                              1.5             1.3
----------------------------------------------- ---------------- ---------------
     Silver (grams/tonne)                                   90              81
----------------------------------------------- ---------------- ---------------
   Concentrate Production
----------------------------------------------- ---------------- ---------------
     Zinc (tonnes)                                      88,697          93,133
----------------------------------------------- ---------------- ---------------
      Recovery (%)                                        93.0            92.8
----------------------------------------------- ---------------- ---------------
      Grade (%)                                           52.2            52.1
----------------------------------------------- ---------------- ---------------
     Lead (tonnes)                                      11,888           9,930
----------------------------------------------- ---------------- ---------------
      Recovery (%)                                        80.6            79.4
----------------------------------------------- ---------------- ---------------
      Grade (%)                                           68.4            68.0
----------------------------------------------- ---------------- ---------------
   Metal in Concentrates
----------------------------------------------- ---------------- ---------------
     Zinc (tonnes)                                      46,339          48,485
----------------------------------------------- ---------------- ---------------
     Lead (tonnes)                                       8,128           6,750
----------------------------------------------- ---------------- ---------------
     Silver (ounces)                                 1,700,034       1,505,659
----------------------------------------------- ---------------- ---------------
   Minesite Operating Costs
----------------------------------------------- ---------------- ---------------
     Per tonne milled (US$)                              28.40           30.59
----------------------------------------------- ---------------- ---------------
   Total Cash Costs
----------------------------------------------- ---------------- ---------------
     Per pound payable zinc (US$)                         0.32            0.37
----------------------------------------------- ---------------- ---------------

         EL TOQUI MINE

     The El Toqui mine produced 10 percent more zinc in concentrate in 2002 than in 2001.

     Metallurgical improvements resulted in record zinc recoveries and concentrate grades. Recoveries reached 92.1 percent in 2002 from 89.9 percent in 2001, while the zinc concentrate grade reached 50.8 percent in 2002 from 49.8 percent in 2001.

     The mine had an operating profit of $0.6 million in 2002 compared with an operating loss of $0.8 million in 2001. Operating cash flow was $3.1 million on gross sales revenue of $44.1 million in 2002 compared with operating cash flow of $2.4 million in 2001 on gross sales revenue of $48.6 million. Capital expenditures in 2002 were $2.9 million compared with $5.5 million in 2001.

----------------------------------------------- --------------------------------
   PRODUCTION STATISTICS                            YEAR ENDED DECEMBER 31,
----------------------------------------------- ---------------- ---------------
                                                      2002             2001
----------------------------------------------- ---------------- ---------------
   Ore Milled (tonnes)                                 424,459         427,552
----------------------------------------------- ---------------- ---------------
   Zinc (%)                                                9.2             8.5
----------------------------------------------- ---------------- ---------------
   Gold (grams/tonne)                                      0.7             1.4
----------------------------------------------- ---------------- ---------------
   Concentrate Production
----------------------------------------------- ---------------- ---------------
   Zinc (tonnes)                                        70,752          65,405
----------------------------------------------- ---------------- ---------------
      Recovery (%)                                        92.1            89.9
----------------------------------------------- ---------------- ---------------
      Grade (%)                                           50.8            49.8
----------------------------------------------- ---------------- ---------------
   Gold (tonnes)                                         5,424           3,389
----------------------------------------------- ---------------- ---------------
      Recovery (%)                                        49.9            52.7
----------------------------------------------- ---------------- ---------------
      Grade (grams/tonne)                                 26.9            92.0
----------------------------------------------- ---------------- ---------------
   Metal in Concentrates
----------------------------------------------- ---------------- ---------------
   Zinc (tonnes)                                        35,907          32,565
----------------------------------------------- ---------------- ---------------
   Gold (ounces)                                         4,682          10,023
----------------------------------------------- ---------------- ---------------
   Silver (ounces)                                     282,383         333,228
----------------------------------------------- ---------------- ---------------
   Minesite Operating Costs
----------------------------------------------- ---------------- ---------------
   Per tonne milled (US$)                                26.04           25.08
----------------------------------------------- ---------------- ---------------
   Total Cash Costs
----------------------------------------------- ---------------- ---------------
   Per pound payable zinc (US$)                           0.32            0.35
----------------------------------------------- ---------------- ---------------

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

     Shareholders' equity as at December 31, 2002 was $95.6 million compared with $98.6 million as at December 31, 2001 reflecting a loss of $19.9 million for 2002 offset by $18.5 million of common share issues during the year.

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


    Name and Municipality             Position with
         of Residence                  the Company             Principal Occupation              Director Since
------------------------------  -------------------------  -----------------------------  ---------------------------
Garth A.C. MacRae(1)            Chairman and Director      Vice-Chairman, Dundee                   September 9, 1993
Ontario, Canada                                            Bancorp Inc., a merchant
                                                           banking and financial
                                                           service company
Colin K. Benner(1)              President, Chief           Officer of the Company                       June 7, 1995
Ontario, Canada                 Executive Officer and a
                                Director
John D. Bracale                 Vice President, Latin      Officer of the Company                                  -
Florida,                        America and Corporate
USA                             Logistics
Richard R. Godfrey              Vice President, Finance    Officer of the Company
Ontario, Canada                 and Chief Financial
                                Officer (Acting)
J. Steven Hayes                 Vice President, Marketing  Officer of the Company                                  -
Ontario, Canada
William M. Heath                Vice President,            Officer of the Company                                  -
Ontario, Canada                 Administration
Torben Jensen                   Vice President,            Officer of the Company
Ontario, Canada                 Engineering and
                                Exploration
John B. McCombe                 Vice President, Latin      Officer of the Company
Chile                           American Operations
Norman L. Calder                Treasurer                  Officer of the Company                                  -
Ontario, Canada
Leroy A. Fong                   Controller                 Officer of the Company                                  -
Ontario, Canada
E. Ann Wilkinson                Corporate Secretary        Officer of the Company                                  -
Ontario, Canada
Gordon F. Bub                   Director                   President and Chief                     November 12, 1993
Ontario, Canada                                            Executive Officer, Gold
                                                           Hawk Resources Inc., a
                                                           precious metals exploration
                                                           company
Donald K. Charter(2)            Director                   Executive Vice President,                   June 14, 1999
Ontario, Canada                                            Dundee Bancorp Inc. and
                                                           Dundee Wealth Management
                                                           Inc., a financial service
                                                           company, and Chairman and
                                                           Chief Executive Officer,
                                                           Dundee Securities
                                                           Corporation, an investment
                                                           dealer
Jonathan C. Goodman(3)          Director                   President and Chief                         June 19, 2001


    Name and Municipality             Position with
         of Residence                  the Company             Principal Occupation              Director Since
------------------------------  -------------------------  -----------------------------  ---------------------------
Ontario, Canada                                            Executive Officer, Dundee
                                                           Precious Metals Inc., a
                                                           gold mining company,
                                                           Director, Dundee Bancorp
                                                           Inc.
Allen J. Palmiere(2)(3)         Director                   President and Chief                     September 9, 1993
Ontario, Canada                                            Executive Officer, Silk
                                                           Road Resources, a mining
                                                           company
A. Murray Sinclair, Jr. (2)(3)  Director                   President, Quest Ventures               November 20, 1992
British Columbia, Canada                                   Ltd., a merchant banking
                                                           company

(1) Member of the hedging committee of the directors of the Company.
(2) Member of the compensation committee of the directors of the Company.
(3) Member of the audit committee of the directors of the Company.

     Each of the foregoing directors and executive officers has held his, or her, present or principal occupation or similar positions with his or her present employer or its predecessor or affiliates for the past five years except for Mr. Benner who, prior to November 30, 2001 was President and Chief Operating Officer of the Company, Mr. Bub who, prior to November 30, 2001, was Chairman and Chief Executive Officer of the Company, Mr. Godfrey who prior to June 2003 was Financial Advisor to the CEO and President of Ma'aden (Saudi Arabian Mining Company), a state owned mining company, Mr. Heath who, prior to January 1999, was self-employed as a consultant, Mr. Jensen who prior to December 2003 was Manager, Engineering and North American Exploration of the Company, Mr. Palmiere who, prior to May 2003, was Vice President and Chief Financial Officer of Zemex Corporation, an industrial mineral company.

     The following table sets forth other principal directorships for each of the directors.

------------------------------ -------------------------------------------------
Director                       Other Principal Directorships
------------------------------ -------------------------------------------------
Colin K. Benner                Glencairn Gold Corporation.
------------------------------ -------------------------------------------------
                               Gold Hawk Resources Inc.
------------------------------ -------------------------------------------------
                               Tahera Corporation
------------------------------ -------------------------------------------------
                               Western Canadian Coal Corp.
------------------------------ -------------------------------------------------
Gordon F. Bub                  Glencairn Gold Corporation.
------------------------------ -------------------------------------------------
                               Gold Hawk Resources Inc.
------------------------------ -------------------------------------------------
                               Western Canadian Coal Corp.
------------------------------ -------------------------------------------------
Donald K. Charter              Dundee Real Estate Investment Trust
------------------------------ -------------------------------------------------
                               Dundee Wealth Management Inc.
------------------------------ -------------------------------------------------
                               IAMGold Corporation
------------------------------ -------------------------------------------------
                               Glencairn Gold Corporation
------------------------------ -------------------------------------------------
Jonathan C. Goodman
------------------------------ -------------------------------------------------
                               Dundee Bancorp Inc.
------------------------------ -------------------------------------------------
                               Dundee Precious Acquisition Inc.
------------------------------ -------------------------------------------------
                               Dundee Precious Metals Inc.
------------------------------ -------------------------------------------------
                               Dundee Resources Limited
------------------------------ -------------------------------------------------
                               Eurogas Corporation
------------------------------ -------------------------------------------------
                               Diagem International Resource Corp.
------------------------------ -------------------------------------------------
                               Major Drilling Group International Inc.
------------------------------ -------------------------------------------------
                               Miramar Mining Corporation
------------------------------ -------------------------------------------------
                               Odyssey Resources Ltd
------------------------------ -------------------------------------------------
                               Tahera Corporation
------------------------------ -------------------------------------------------
Garth A.C. MacRae              ChondroGene Limited
------------------------------ -------------------------------------------------
                               Dimethaid Research Inc.
------------------------------ -------------------------------------------------
                               Dundee Bancorp Inc.
------------------------------ -------------------------------------------------
                               Dundee Precious Metals Inc.
------------------------------ -------------------------------------------------
                               Dundee Wealth Management Inc.
------------------------------ -------------------------------------------------
                               Dynamic Global Fund Corporation
------------------------------ -------------------------------------------------
                               Eurogas Corporation
------------------------------ -------------------------------------------------
                               Torque Energie Inc. (formerly Kinetic Energy
                               Inc.)
------------------------------ -------------------------------------------------
Allen J. Palmiere              Silk Road Resources Ltd.
------------------------------ -------------------------------------------------
A. Murray Sinclair, Jr.        Antrim Energy Inc.
------------------------------ -------------------------------------------------
                               Arapaho Capital Corp.
------------------------------ -------------------------------------------------
                               Aurora Platinum Corp.
------------------------------ -------------------------------------------------
                               Bannockburn Resources Inc.
------------------------------ -------------------------------------------------
                               Elgin Resources Inc.
------------------------------ -------------------------------------------------
                               Gabriel Resources Ltd.
------------------------------ -------------------------------------------------
                               General Minerals Corporation
------------------------------ -------------------------------------------------
                               Goodfellow Resources Ltd.
------------------------------ -------------------------------------------------
                               Groundstar Resources Limited
------------------------------ -------------------------------------------------
                               Kirkland Lake Gold Inc. (formerly Foxpoint
                               Resources Ltd.)
------------------------------ -------------------------------------------------
                               Lagasco Corp.
------------------------------ -------------------------------------------------
                               Navan Capital Corp..
------------------------------ -------------------------------------------------
                               New Inca Gold Ltd.
------------------------------ -------------------------------------------------
                               Skye Resources Inc.
------------------------------ -------------------------------------------------

------------------------------ -------------------------------------------------
                               Wolfden Resources Inc.
------------------------------ -------------------------------------------------
                               Quest Capital Corp.
------------------------------ -------------------------------------------------

     No director or officer has any family relationship with any other director or officer.

     None of the directors or officers of the Company are, or within the previous 10 years, have been a director or officer of any other issuer that, while acting in such capacity, (i) was subject to a cease trade or a similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days, or (ii) became bankrupt, made a proposal under any legislation relation to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such issuer except as follows:

     On November 28, 2001, Quest Ventures Ltd. ("Quest"), a company in which Mr. Sinclair is a shareholder and director participated in a private placement of 4,000,000 common shares in Pretium Industries Inc. (formerly Visual LABS Inc.) ("Pretium"). Pretium is a corporation whose common shares trade on the facilities of the TSX-VE. Subsequent to the private placement, Mr. Sinclair was appointed a director and President of Pretium. Notwithstanding that Pretium received the appropriate levels of approvals prior to the completion of the private placement, including that of the TSX-VE an existing shareholder of Pretium appealed the approval of the TSX-VE to the British Columbia Securities Commission ("BCSC"). On February 27, 2002, the BCSC rendered a decision that, among other items, required the following:

     "Under section 161(1)(c) of the SECURITIES ACT (British Columbia) that the exemptions described in sections 44 to 47, 74, 75 98 and 99 do not apply to Pretium Industries Inc. until a meeting of shareholders has been held at which the shareholders of Pretium Industries Inc. can ratify the private placement noted above. Under section 161(1)(c) of the SECURITIES ACT (British Columbia) that the exemptions described in sections 44 to 47, 74, 75, 98 or 99 do not apply to Quest Ventures Ltd. in respect of the 4,000,000 common shares of Pretium Industries Inc. issued to Quest Ventures Ltd. pursuant to the private placement of November 28, 2001 until a meeting of shareholders has been held at which the shareholders of Pretium Industries Inc. can ratify the private placement noted above."

     On April 19, 2002, the BCSC issued a Variation Order amending the above decision which provided as follows:

     1. on May 23, 2002, Pretium hold the annual and special meeting of its shareholders at which the shareholders will elect the board of directors of Pretium;

     2. at the meeting, before the election of the board, the shareholders vote whether to ratify Pretium's issuance of 4,000,000 shares to Quest (the "Quest Shares") on November 28, 2001, or to direct the board to take all necessary steps to reverse the issuance of the Quest Shares;

     3. the ratification of the issuance of the Quest Shares be by way of resolution passed by a majority of the votes cast at the meeting, other than votes attaching to shares owned directly or indirectly, by
          (a) Quest, the officers or directors of Quest, the officers or directors of Pretium, or their associates, (b) Sheldon Zelitt, Joy Zelitt or The Downsview Investment Group being the former officers and directors of Pretium;

     4. the information circular provided to the shareholders in connection with the meeting disclose all material facts relating to the issuance of the Quest Shares;

     5. if the shareholders do not ratify the issuance of the Quest Shares (a) the Quest Shares cannot be voted in respect of the election of the board at the meeting, and (b) the boards of Pretium and Quest take all necessary steps to reverse the issuance of the Quest Shares; and

     6. if any issues arise in connection with our order, any of the parties may apply to the BCSC for further direction.

     A meeting of the shareholders of Pretium Industries Inc. was held on May 23, 2002, at which time the resolution was ratified by shareholders.

     Mr. Sinclair is a director of New Inca Gold Ltd. On February 25, 2002, New Inca Gold Ltd. was issued a cease trade from the BCSC and the Ontario Securities Commission for failure to file financial statements within the prescribed time and pay the filing fees. New Inca Gold Ltd. has since filed the financial statements and paid the filing fees as required by those securities commissions. Effective October 21, 2003, trading of the securities of New Inca Gold Ltd. resumed. The Alberta Order was rescinded on October 23, 2003, and the Ontario Order was rescinded on March 6, 2003.

     Mr. Sinclair is a director of Navan Capital Corp. and a former director of Upland Resources Corp. Upland Resources Corp. was suspended from trading for failure to meet TSX Venture Exchange tier maintenance requirements on October 4, 2002, and was reinstated on February 28, 2003. Navan Capital Corp. was suspended from trading on November 12, 2002, for failure to complete a qualifying transaction within 18 months of the date of listing on the Exchange.

     None of the directors or officers of the Company have been subject to (i) any penalties or sanctions proposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or have entered into a settlement agreement with a Canadian securities regulatory authority, or
(ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

     None of the directors or officers of the Company have become, within the previous 10 years, bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

B.   COMPENSATION

     The following table sets forth all annual and long-term compensation for services in all capacities rendered to the Company and its subsidiaries for the financial years of the Company ended December 31, 2003, 2002 and 2001 in respect of each of the individuals who were, during the year ended December 31, 2003, the Chief Executive Officer of the Company and, as at December 31, 2003, the four other most highly compensated executive officers of the Company (collectively the "Named Executive Officers").

     Summary Compensation Table

----------------------------- --------- ------------------------------------------ -------------------- --------------
                                                  Annual Compensation
                                        ------------------------------------------
                                                                                         Long-term
                                                                                       Compensation
                                                                                          Awards
                                                                    Other Annual     Securities Under      All Other
                                          Salary         Bonus     Compensation(1)  Options Granted(2)  Compensation(3)
Name and Principal Position     Year        ($)           ($)            ($)               (#)               ($)
----------------------------- --------- ------------ ------------- --------------- -------------------- --------------
   Colin K. Benner               2003      500,000        200,000               -            1,000,000         13,500
    President and                2002      408,430     175,000(4)        56,888(5)           1,000,000         13,500
    Chief Executive Officer      2001      400,000         75,000               -                    -         13,500
----------------------------- --------- ------------ ------------- --------------- -------------------- --------------
   Rene R. Galipeau              2003      275,000              -         1,625(6)             250,000         13,500
    Executive Vice               2002      275,000         36,000         1,375(6)             150,000         13,500
    President and Chief          2001      275,000         35,000         2,750(6)                   -         13,500
    Financial Officer
----------------------------- --------- ------------ ------------- --------------- -------------------- --------------
   J. Steven Hayes               2003      166,667         36,000               -               75,000         13,500
    Vice President,              2002      145,000          5,000               -              100,000         13,500
    Marketing                    2001      145,000         10,000               -                    -         13,500
----------------------------- --------- ------------ ------------- --------------- -------------------- --------------
   William M. Heath              2003      190,000         47,500               -              150,000         13,500
    Vice President,              2002      190,000         88,000         3,275(5)             100,000         13,500
    Administration               2001      175,000         20,000               -                    -         13,500
----------------------------- --------- ------------ ------------- --------------- -------------------- --------------
   John B. McCombe               2003   US$151,667      US$47,500     US$77,720(7)                   -              -
    Vice President,              2002   US$130,002              -     US$82,065(7)             100,000              -
    Latin American               2001   US$120,000              -     US$81,090(7)                   -              -
    Operations
----------------------------- --------- ------------ ------------- --------------- -------------------- --------------

(1) Where no figures have been provided, the only other annual compensation was taxable benefits that did not exceed minimum threshold disclosure levels.
(2) Options granted under the share option plan comprising part of the share incentive plan of the Corporation.
(3) Except in the case of Mr. McCombe, represents the dollar value of any contribution paid by the Corporation during the year with respect to a registered retirement savings plan for the benefit of the Named Executive Officer.
(4) This bonus comprises a cash payment of $125,000 paid in April of 2003 and the issue, in February 2003, of 200,000 Common Shares from the share bonus plan portion of the share incentive plan of the Corporation, the fair market value of which was $50,000 on the day the compensation was awarded.
(5)  Represents a payout of vacation time earned but not taken.
(6) Represents the dollar value of imputed interest benefits from loans provided to the Mr. Galipeau by the Corporation as computed in accordance with the INCOME TAX ACT (Canada).
(7) Represents a US$42,000 housing allowance per annum with the balance applicable to education expenses incurred on behalf of Mr. McCombe.

     During the fiscal year ended December 31, 2003, the aggregate cash or other compensation paid or payable to the executive officers including the Named Executive Officers of the Company for services rendered was $2,756,440.

     The following table sets forth information regarding options granted during the financial year of the Company ended December 31, 2003 to the Named Executive Officers.


      Option Grants During the Most Recently Completed Financial Year
------------------------- --------------- --------------- --------------- ----------------- --------------------------
                                                                            Market Value
                                            Percent of                      of Securities
                                           Total Options                     Underlying
                             Securities,     Granted to                    Options on the
                           Under Options    Employees in  Exercise Price   Date of Grant(1)
Name                          Granted      Financial Year  ($/security)     ($/security)         Expiration Date
------------------------- --------------- --------------- --------------- ----------------- --------------------------
   Colin K. Benner              1,000,000          61.0%          $0.255        $0.255              February 27, 2013
                            Common Shares
------------------------- --------------- --------------- --------------- ----------------- --------------------------
   Rene R. Galipeau                                15.2%           $0.29         $0.29             September 11, 2013
                                  250,000
                            Common Shares
------------------------- --------------- --------------- --------------- ----------------- --------------------------
   J. Steven Hayes                 75,000           4.6%          $0.285        $0.285                August 11, 2013
                            Common Shares
------------------------- --------------- --------------- --------------- ----------------- --------------------------
   William M. Heath               150,000           9.1%          $0.285         0.285                August 11, 2013
                            Common Shares
------------------------- --------------- --------------- --------------- ----------------- --------------------------
   John B. McCombe                  0                n/a             n/a          n/a                             n/a
                            Common Shares
------------------------- --------------- --------------- --------------- ----------------- --------------------------

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

Compensation of Directors

     In October 1996, the Company implemented a standard arrangement pursuant to which non-management directors of the Company are compensated for their services in their capacity as directors. In 2003 non-management directors were paid $5,000 per annum and $750 per meeting attended (either of the directors or of a committee thereof). Fees paid to directors amounted to an aggregate of $117,300 in 2003. The directors of the Company are eligible to participate in the share incentive plan of the Company, but do not have service contracts providing for benefits upon retirement. Effective January 1, 2004, each non-management director will receive $15,000 per annum and $1,000 per meeting attended (either of the directors or of a committee thereof). In addition, any non-management chair of a committee of the directors will receive $5,000 per annum.

     Colin K. Benner has entered into a four-year employment agreement with the Company, which expires on December 31, 2006, and which is effective as of December 19, 2002. The agreement calls for automatic renewal for two-year terms beyond that termination date unless Mr. Benner's employment with the Company is terminated.

     Mr. Benner's agreement provides for an annual salary of $500,000, which amount is reviewed annually by the compensation committee of the directors of the Company. It further stipulates that the annual salary paid to Mr. Benner would be limited to $400,000 while the Company was experiencing financial hardship. The difference between these two amounts was to be deferred, and payment of this deferred amount, in a lump sum, and the implementation of the higher salary level, would occur when Mr. Benner and the directors of the Company mutually agreed that the financial affairs of the Company were improved, allowing such payments.

     By way of letter to the directors of the Company dated January 6, 2004, Mr. Benner acknowledged that the deferral terms of his employment agreement had been satisfied, that all deferred amounts had been paid, and that Mr. Benner's base annual salary had been adjusted accordingly.

     In the event of termination of Mr. Benner's employment without cause, not associated with a change of control, Mr. Benner is entitled to either 30 months' written notice of termination or pay in lieu of notice, as well as benefits continuation for the 30-month period. If Mr. Benner elects to resign his employment with Breakwater, he will be required to provide no less than one months' written notice of his decision.

     The agreement defines a "change of control" as the acquisition by any group, other than Dundee Bancorp Inc. ("Dundee") or an affiliate of Dundee, of sufficient security that the acquiring group establishes the right to cast more than 30 percent of the votes that may be cast to elect directors of the Company, and the exercise of such voting rights causes the incumbent directors of the Company to cease to be the majority.

     In the event of a change of control, Mr. Benner has the unilateral right to terminate his employment by providing notice to the Company, at which time he will be paid a lump sum equal to 250 percent of his base annual salary at the time notice is given plus an amount equal to 250 percent of the average of any bonuses paid to Mr. Benner in the prior three financial years. In the event that Mr. Benner's employment is terminated without cause following a change of control, he will be entitled to these two payments plus payment in lieu of benefits.

     Effective November 30, 2001, Gordon Bub resigned as Chairman and Chief Executive Officer of the Company. As partial consideration for waiving certain terms under the employment agreement the Company agreed to a supplementary payment to Mr. Bub to be paid by February 10, 2003, in either cash or, at the option of the Company, Common Shares and to be calculated as follows: 2,000,000 multiplied by the weighted average trading price of the Common Shares on the TSX during January 2003 less 2,000,000 multiplied by $0.20.

     If the amount calculated above was positive then Mr. Bub was entitled to a supplementary payment of $700,000 minus the amount calculated above; if the amount calculated above was zero or negative then Mr. Bub was entitled to a payment of $700,000; and if the amount calculated above exceeded $700,000 then Mr. Bub was entitled to a supplementary payment. If at any time prior to January 31, 2003 the 20 trading day average closing price per Common Share on the TSX was $0.55 or higher, the obligation of the Company to pay the supplementary payment to Mr. Bub terminated. If, however, at the end of any such 20 trading day period Mr. Bub was prevented from selling Common Shares as a result of being in possession of material undisclosed information regarding the Company by virtue of his position as a director of the Company, then the obligation of the Company to pay the supplementary payment to Mr. Bub was not to terminate in respect of that particular 20 trading day period.

     In the event that any of the 2,000,000 Common Shares acquired or which could be acquired by Mr. Bub pursuant to the arrangements described above were sold by Mr. Bub prior to January 31, 2003, the

$700,000 amount referred to above was to be reduced PRO RATA in relation to the number of such Common Shares sold.

     At no time was the 20 trading day average closing price per Common Share on the TSX $0.55 or higher. Accordingly, the amount of the supplementary payment, if any, was calculated. The weighted average trading price of the Common Shares on the TSX during January 2003 was $0.24097. No Common Shares were sold, of the 1,000,000 acquired under the share bonus plan portion of the share incentive plan of the Company, and none of the options granted were exercised. The amount calculated was positive and accordingly, Mr. Bub was entitled to a supplementary payment of $618,060, which payment was satisfied by the issue of 2,564,887 Common Shares.

2.   Committees of the Directors

     The audit committee of the directors of the Company is composed of three directors, being Messrs. Goodman, Palmiere and Sinclair. The hedging committee of the Company is composed of two directors, being Messrs. Benner and MacRae, and a senior officer, being Richard R. Godfrey, Vice President Finance and Chief Financial Officer (Acting). The directors of the Company have not appointed an executive committee.

     The current members of the compensation committee are Messrs. Charter, Palmiere and Sinclair. No member of the compensation committee was an officer or employee of the Company or any of its subsidiaries during the year ended December 31, 2003.

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

     Effective March 11, 2004, Mr. Rene R. Galipeau, Executive Vice President and Chief Financial Officer resigned to pursue other interests. Mr. Richard R. Godfrey, Vice President, Finance was appointed to the position of Chief Financial Officer (Acting).

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

----------------------------- --------------- --------------- ---------------
  Number of Employees                Dec `03         Dec `02         Dec '01
----------------------------- --------------- --------------- ---------------
  Bouchard-Hebert, Canada                131             153             185
----------------------------- --------------- --------------- ---------------
  Nanisivik, Canada                        7              10             179
----------------------------- --------------- --------------- ---------------
  Bougrine, Tunisia                      279             298             294
----------------------------- --------------- --------------- ---------------
  El Mochito, Honduras                   624             620             726
----------------------------- --------------- --------------- ---------------
  El Toqui, Chile                        244             231             203
----------------------------- --------------- --------------- ---------------
  Langlois, Canada                         6               9              10
----------------------------- --------------- --------------- ---------------
  Caribou, Canada                          5              10              12
----------------------------- --------------- --------------- ---------------
  Corporate Office, Canada                18              19              19
----------------------------- --------------- --------------- ---------------
  Totals                               1,314           1,350           1,629
                                       -----           =====           =====
----------------------------- --------------- --------------- ---------------

     See also Item 4.D HUMAN RESOURCES section in each of the seven mines described.

E.   SHARE OWNERSHIP

     The following table sets forth the Common Shares held by each senior officer and/or director as at May 7, 2004, as well as any options to purchase Common Shares held, the exercise price of such option and the expiration date of such option.

--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                        OPTIONS HELD TO                          EXPIRATION DATE OF
                                  COMMON SHARES HELD    PURCHASE COMMON     EXERCISE PRICE OF         OPTIONS
              NAME                                           SHARES              OPTIONS              (M/D/Y)
--------------------------------- ------------------- --------------------- ------------------- ---------------------
   Colin K. Benner                           648,861               100,000               $2.20               7/21/05
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   210,000               $1.66              12/11/05
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $1.05              11/12/08
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   150,000               $3.90              12/19/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   750,000               $0.19               6/06/12
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                 1,000,000              $0.255               2/27/13
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                 1,500,000               $0.67               3/08/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
   Gordon F. Bub                              27,500               100,000               $1.66              12/11/05
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   500,000               $3.25                2/2/07
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   200,000               $1.05              11/12/08
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   200,000               $3.90              12/19/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $0.19               6/06/12
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   200,000               $0.67                3/8/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
   Donald K. Charter                          41,560               100,000               $1.85               6/13/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $3.90              12/19/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   150,000               $0.19               6/06/12
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   200,000               $0.67               3/08/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
   Jonathan C. Goodman                        80,850               150,000               $1.15               6/18/11
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   150,000               $0.19               6/06/12
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   200,000               $0.67               3/08/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
   Garth A.C. MacRae                         343,635                50,000               $3.25                2/2/07
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $1.05              11/12/08
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $3.90              12/19/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   350,000               $0.19               6/06/12
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   750,000               $0.67               3/08/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
   Allen J. Palmiere                               0                50,000               $3.25                2/2/07
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $1.05              11/12/08
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $3.90              12/19/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   150,000               $0.19               6/06/12
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   200,000               $0.67               3/08/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
   A. Murray Sinclair, Jr.                         0                50,000               $2.05               10/9/06
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $3.25                2/2/07
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $1.05              11/12/08
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $3.90              12/19/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   150,000               $0.19               6/06/12
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   200,000               $0.67               3/08/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
   John D. Bracale                                 0               100,000               $3.90              12/19/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   100,000               $0.19               6/06/12
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   100,000               $0.75               2/18/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------

--------------------------------- ------------------- --------------------- ------------------- ---------------------
   Richard R. Godfrey                          3,333               200,000              $0.175               7/07/13
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    75,000               $0.75               2/18/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
   J. Steven Hayes                            65,032                50,000               $6.65               11/4/07
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    25,000               $3.22               7/29/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   100,000               $0.19               6/06/12
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    75,000              $0.285               8/11/13
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   100,000               $0.75               2/18/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
   William M. Heath                           42,307                50,000               $8.20               10/2/07
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $3.25               4/29/08
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $0.95               1/25/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $0.28               1/16/12
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $0.19               6/06/12
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   150,000              $0.285               8/11/13
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   100,000               $0.75               2/18/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
   Torben Jensen                             103,333                 2,000               $2.30               4/30/05
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                     1,333               $2.45               8/19/06
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $0.19               6/06/12
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $0.75               2/18/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
   John McCombe                                1,539                 6,000               $2.30               4/30/05
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                     4,000               $2.40               6/06/05
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    40,000               $2.45               8/19/06
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    10,000               $3.25               2/02/97
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    25,000               $5.10               7/11/07
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   100,000               $0.19               6/06/12
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   200,000               $0.75               2/18/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
   Norman L. Calder                           23,047                25,000               $2.45               8/19/06
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    10,000               $3.25                2/2/07
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $0.19               6/06/12
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $0.75               2/18/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
   Leroy A. Fong                              38,555                25,000               $3.75               4/29/07
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    10,000               $0.24              12/18/11
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    35,000               $0.19               6/06/12
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    45,000               $0.75               2/18/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
   E. Ann Wilkinson                           14,000                 5,000               $2.40                6/6/05
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    15,000               $2.45               8/19/06
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    10,000               $3.25                2/2/07
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                     5,000               $4.30                1/9/10
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                    50,000               $0.19               6/06/12
--------------------------------- ------------------- --------------------- ------------------- ---------------------
                                                                   100,000               $0.75               2/18/09
--------------------------------- ------------------- --------------------- ------------------- ---------------------
   Totals                                  1,433,552            10,658,333                   -                     -
--------------------------------- ------------------- --------------------- ------------------- ---------------------
(1)  (1)See also Item 6.B hereof.

                              SHARE INCENTIVE PLAN

     The share incentive plan (the "Share Incentive Plan") is designed to advance the interests of the Company by encouraging employees and directors to hold equity in the Company through the acquisition of Common Shares. The Share Incentive Plan consists of a share purchase plan, a share option plan and a share bonus plan and is administered by the directors of the Company. The Plan currently provides that the maximum number of Common Shares that may be issued for all purposes under the Plan is 22,000,000. Details of the division of the Common Shares listed and reserved for issue are contained in the sections detailing the share purchase plan, share option plan and share bonus plan portions of the Share Incentive Plan.

     The directors of the Company, subject to regulatory and shareholder approval, have approved an amendment of the Plan to provide that the maximum number of Common Shares that may be issued under the Plan shall be 34,500,000 Common Shares, and in respect of each component of the Plan, that the maximum number of Common Shares that may be issued pursuant to the: (i) Share Purchase Plan shall be 7,500,000 Common Shares; (ii) Stock Option Plan shall be 23,000,000 Common Shares; and (iii) Share Bonus Plan shall be 4,000,000 Common Shares. The amendment of the Plan will be considered at a meeting of shareholders of the Company scheduled for June 1, 2004.

     Under the Share Incentive Plan, (a) the maximum number of Common Shares that may be reserved for issue pursuant to options granted under the Share Incentive Plan to insiders of the Company may not exceed 10 percent of the Common Shares outstanding at the time of issue (on a non-diluted basis), (b) the maximum number of Common Shares that may be issued under the Share Incentive Plan to insiders of the Company within a one-year period may not exceed 10 percent of the number of Common Shares outstanding at the time of issue (on a non-diluted basis), and (c) the maximum number of Common Shares which may be issued under the Share Incentive Plan within a one-year period to any one insider of the Company and such insider's associates may not exceed 5 percent of the number of Common Shares outstanding at the time of issue (on a non-diluted basis), in each case less the aggregate number of Common Shares reserved for issue or issued, as the case may be, to such persons under any other share compensation arrangement (within the meaning of the policy of The Toronto Stock Exchange) of the Company.

     SHARE PURCHASE PLAN

     The share purchase plan, a component of the Share Incentive Plan (the "Share Purchase Plan"), entitles certain employees of the Company to contribute up to 10 percent of their annual basic salary to purchase Common Shares. The Company matches each participant's contribution on a quarterly basis and issues Common Shares having a value equal to the aggregate amount contributed to the Share Purchase Plan by each participant and the Company. The purchase price per Common Share is the weighted-average of the trading prices of the Common Shares on The Toronto Stock Exchange (the "TSX") for the calendar quarter in respect of which the Common Shares are issued. The Common Shares are delivered to participants who are listed on the head office payroll ("Head Office Participants") 12 months following their date of issue. Participants who are not Head Office Participants ("On-Site Participants") may contribute up to 5 percent of their annual basic salary. On-Site Participants may direct the Company to deliver those Common Shares that were acquired with that participant's contribution at any time. Common Shares acquired with the Company's contribution are held in safekeeping and delivered 12 months following their date of issue. If there is a take-over bid made for the Common Shares, the directors may, by resolution, make any Common Shares held in trust for a participant immediately deliverable. The Share Incentive Plan currently provides that the maximum number of Common Shares that may be issued under the Share Purchase Plan is 6,500,000 Common Shares, of which 4,343,204 have been issued as of May 7, 2004.

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

     The Share Incentive Plan currently provides that the maximum number of Common Shares that may be reserved for issue pursuant to options granted under the Share Option Plan is 12,500,000 Common Shares. As of May 7, 2004, 2,319,233 Common Shares have been issued upon the exercise of options granted under the Share Option Plan, 13,647,434 Common Shares have been reserved for issue pursuant to outstanding options granted under the Share Option Plan and 515,000 Common Shares previously subject to options under the Share Option Plan are no longer available by virtue of the exercise by the optionees of their right to terminate their options and to receive cash or Common Shares equal in value to the difference between the fair market value of the Common Shares subject to their option and the exercise price of their option. Accordingly, as of May 7, 2004 there were 3,981,668 more option than Common Shares available for future option grants under the Stock Option Plan. Of the currently outstanding option, 700,000 options to purchase Common Shares were granted, subject to regulatory and shareholder approval, to five senior officers and one senior employee on February 19, 2004, at an exercise price of $0.75 per share, expiring February 18, 2009, 2,250,000 options to purchase Common Shares were granted, subject to regulatory and shareholder approval, to two executive officers on March 9, 2004, at an exercise price of $0.67 per share, expiring March 8, 2009, 1,000,000 options to purchase Common Shares were granted, subject to regulatory and shareholder approval, to five outside directors on March 9, 2004, at an exercise price of $0.67 per share, expiring March 8, 2009 and 50,000 options to purchase Common Shares were granted, subject to regulatory and shareholder approval, to a senior employee on April 29, 2004, at an exercise price of $0.43 per share, expiring April 28, 2009.

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

     The Share Option Plan provides that options granted thereunder are subject to vesting provisions unless the directors of the Company determine otherwise. The Share Option Plan also contains a provision for all unexercised options (whether vested or unvested) to become immediately exercisable in the event of the acquisition by a person of securities which would entitle such person to exercise 30 percent or more of the votes entitled to be cast at a meeting of the shareholders of the Company or the sale of all or substantially all of the property or assets of the Company.

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

     SHARE BONUS PLAN

     The share bonus plan, a component of the Share Incentive Plan (the "Share Bonus Plan"), allows for the issue of Common Shares as a discretionary bonus to any director, employee (full-time or part-time), officer or consultant of the Company or any subsidiary thereof who are designated under the Share Bonus Plan from time to time. The number of Common Shares reserved for issue under the Share Bonus Plan is 3,000,000 Common Shares. As of May 7, 2004, 1,200,000 Common Shares have been issued under the Share Bonus Plan and 1,800,000 Common Shares are available to be issued in the future.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS.

     As at May 14, 2004, to the knowledge of the directors and officers of the Company, the only person, firm or company which beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 5 percent of the voting rights attaching to any class of voting securities of the Company is as follows:

------------------------------------------------ --------------------------------- ----------------------------------
             Name and Municipality                                                           Percentage of
                   of Residence                      Number of Common Shares           Outstanding Common Shares
------------------------------------------------ --------------------------------- ----------------------------------
Dundee Bancorp Inc. (1)
Toronto, Ontario                                            52,078,651(2)                        15.1%(3)
------------------------------------------------ --------------------------------- ----------------------------------
Wellington Management Company LLP
Boston, Massachusetts                                       46,528,049(4)                        13.3%
------------------------------------------------ --------------------------------- ----------------------------------

(1) Dundee Bancorp Inc. also holds 30,801,410 warrants to purchase Common Shares at $0.20 and 1,000,000 warrants to purchase Common Shares at $0.19.

(2) 51,893,651 Common Shares are held indirectly through a wholly-owned subsidiary of Dundee Bancorp Inc. and 185,000 Common Shares are held in accounts, managed by subsidiaries of Dundee Bancorp Inc.
(3) The change in percentage ownership (26.5% as at May 7, 2003) is due to dilution.
(4) Wellington Management Company LLP has shared voting power over 41,862,154 Common Shares and shared power to dispose or direct the disposition of 46,528,049 Common Shares.

     Each Common Share entitles the holder of record thereof to one vote at all meetings of shareholders of the Company, except at meetings at which only holders of another class or series of shares of the Company are entitled to vote.

     As at May 7, 2004, to the best of the Company's knowledge 39,063,157 Common Shares were held by 794 shareholders in the United States of America, 252,595,083 Common Shares were held by 521 shareholders in Canada, and 52,832,692 Common Shares were held by 37 shareholders in countries other than the United States and Canada.

B.   RELATED PARTY TRANSACTIONS.

     The only material transactions entered into since January 1, 2003 or proposed to be entered into that have affected or are expected to materially affect the Company or any of the affiliates of the Company involving an officer or director of the Company, the principal shareholder of the Company or any associate or affiliate of any such persons or companies are as follows:

     a) The Company and Dundee Securities Corporation ("DSC"), an affiliate of Dundee, entered into an agreement in late 1998 for DSC to act as exclusive financial advisor to the Company. The agreement was for an initial term of one year, and thereafter year to year until cancelled and provided the Corporation with the right to cancel the agreement. The Company was obligated to pay to DSC a monthly work fee of $25,000 to a maximum of $250,000 per annum and an advisory fee of up to one percent of the value of any transaction (the amount being dependent on the type of transaction) completed by the Company and 0.5 percent of any equity or debt financing. Pursuant to the terms of the agreement, the Company was to pay DSC a fee of $543,000 in connection with acquisition of the Bouchard-Hebert mine and the Langlois mine by the Company in May 2000, a fee of $715,000 in connection with the refinancing of the Company in April 2000 resulting in the Syndicated Credit Facility, a fee of $101,500 in connection with a public offering of Common Shares completed by the Company in May 1999 and a fee of $75,000 in connection with a restructuring of the credit arrangements of the Company completed in March 1999. The agreement was terminated by the Company effective December 31, 2000. The unpaid balance of $1.0 million for the above fees (unchanged from 2002) was paid in February 2004. Donald K. Charter, a director of the Company, is the Chairman and Chief Executive Officer of DSC. DSC is an indirect, partially-owned subsidiary of Dundee.

     b) In consideration for restructuring the credit facilities of the Company on November 15, 2001, in March 2002 and May 2002, the Company granted to the lenders of the Company ("Lenders") warrants to purchase an aggregate of 1,000,000 Common Shares at $0.21 per share. Dundee also received warrants to purchase an aggregate of 30,801,410 Common Shares at $0.20 per share. One-half of the warrants are exercisable until March 2, 2007 and the remainder are exercisable until May 2, 2007; no value was ascribed to these warrants on the date of issue. Garth A.C. MacRae, the Chairman and a director of the Company, is the Vice Chairman of Dundee, Donald K. Charter, a director of the Company, is the Executive Vice President of Dundee and Jonathan C. Goodman a director, is a director of Dundee.

     c) Under an agreement reached on December 23, 2002 with the Lenders and Dundee, the Company, in consideration for again restructuring the credit facilities of the Corporation, granted to the

          Lenders and Dundee the right to purchase 2,000,000 and 1,000,000 Common Shares, respectively, at an exercise price of $0.19 per share. Garth A. C. MacRae, the Chairman and a director of the Company, is the Vice-Chairman of Dundee, Donald K. Charter, a director of the Company, is the Executive Vice President of Dundee and Jonathan C. Goodman, a director of the Company, is a director of Dundee.

     d) The Company accrued expenses of $500,000 for services provided by Dundee, during the period from October 2001 to December 2003.

     INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS OTHER THAN UNDER SECURITIES PURCHASE PROGRAMS

     The following table sets forth details of the indebtedness to, or guaranteed or supported by, the Company or any of its subsidiaries of each director and executive officer of the Company and each associate of any such director or executive officer for the financial year of the Company ended December 31, 2003.

-------------------------- -------------- -------------------- -------------- --------------- --------------- ----------------
                                                                               Financially                        Amount
                                            Largest Amount                       Assisted                        Forgiven
                            Involvement   Outstanding During      Amount        Securities                      During Year
                            of Company        Year Ended        Outstanding     Purchases                          Ended
        Name and                or             December         as at April    During 2002     Security for      December
   Principal Position        Subsidiary        31, 2003          29, 2003          (#)         Indebtedness      31, 2003
-------------------------- -------------- -------------------- -------------- --------------- --------------- ----------------
Rene R. Galipeau(1)         Lender                    $50,000        $50,000               -               -               $0
   Executive Vice
   President and Chief
   Financial Officer
-------------------------- -------------- -------------------- -------------- --------------- --------------- ----------------

(1) Mr. Galipeau executed and delivered to the Company a promissory note dated December 16, 1994 pursuant to which Mr. Galipeau agreed to pay to the Company, on demand, the amount of $50,000 plus interest calculated from December 16, 1994 to the date of repayment at the rate of 10 percent per annum on such portion of the principal amount as remains unpaid from time to time until such principal is fully paid. Mr. Galipeau used the proceeds of this loan to purchase 25,000 Common Shares. Mr. Galipeau has paid the accrued interest on this loan and, effective January 1, 1998, the arrangement with Mr. GaIipeau was amended to be non-interest bearing. Effective March 11, 2004, Mr. Galipeau's indebtedness was retired.


   INDEBTEDNESS OF EMPLOYEES
----------------------------------------------------------------------------------------------------------------------------
                                                  AGGREGATE INDEBTEDNESS ($)
----------------------------------------------------------------------------------------------------------------------------
                     Purpose                          To the Company or its                   To Another Entity
                                                         Subsidiaries
----------------------------------------------- ------------------------------- --------------------------------------------
   Share Purchases                                              -                                     -
----------------------------------------------- ------------------------------- --------------------------------------------
   Other(1)                                                  $50,000                                  -
----------------------------------------------- ------------------------------- --------------------------------------------

(1) Mr. St-Pierre was transferred from the Langlois Mine to serve as General Manager of the Bouchard-Hebert Mine near Rouyn-Noranda, Quebec. As part of the transfer Mr. St-Pierre was required to move from Breakwater provided accommodations to privately owned accommodations. Breakwater provided to Mr. St-Pierre an interest free loan in the amount of $50,000 for the sole purpose of purchasing accommodations. Within thirty (30) days of leaving his employment with Breakwater for any reason, Mr. St-Pierre is required to repay the loan in its entirety. The loan is unsecured.

C.   INTERESTS OF EXPERTS AND COUNSEL.

     This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 7.C is not required.

ITEM 8.  FINANCIAL INFORMATION

A.   FINANCIAL STATEMENTS

     See Note 15 to the Notes to the Consolidated Financial Statements.

B.   LEGAL PROCEEDINGS

     See Note 10 to the Notes to the Consolidated Financial Statements.

     Significant Changes

     There have been no significant changes since the date of the annual financial statements included in the Form 20-F, other than the events described in Note 14 to the Consolidated Financial Statements.

ITEM 9.  THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS.

     The Common Shares are listed on The Toronto Stock Exchange (the "TSX") under the symbol "BWR". The following table sets forth the high, low and close prices and volume of the Common Shares for the periods indicated.

---------------------- ------------- ------------- ------------- ---------------
   Calendar Period        High          Low           Close          Volume
---------------------- ------------- ------------- ------------- ---------------
                          $             $             $
---------------------- ------------- ------------- ------------- ---------------
   1999                   4.23          0.87          3.99           73,242,518
---------------------- ------------- ------------- ------------- ---------------
   2000                   4.60          1.15          1.45           61,609,497
---------------------- ------------- ------------- ------------- ---------------
   2001                   1.65          0.14          0.21           49,278,365
---------------------- ------------- ------------- ------------- ---------------
   2002                   0.48          0.075         0.14           92,581,193
---------------------- ------------- ------------- ------------- ---------------
   2003                   0.85          0.13          0.64          220,665,090
---------------------- ------------- ------------- ------------- ---------------
   1st Q 2002             0.48          0.21          0.32           18,287,182
---------------------- ------------- ------------- ------------- ---------------
   2nd Q 2002             0.375         0.14          0.165          35,645,913
---------------------- ------------- ------------- ------------- ---------------
   3rd Q 2002             0.19          0.11          0.12           11,095,603
---------------------- ------------- ------------- ------------- ---------------
   4th Q 2002             0.17          0.075         0.14           27,552,495
---------------------- ------------- ------------- ------------- ---------------
   1st Q 2003             0.325         0.14          0.18           43,233,782
---------------------- ------------- ------------- ------------- ---------------
   2nd Q 2003             0.235         0.13          0.175          19,234,059
---------------------- ------------- ------------- ------------- ---------------
   3rd Q 2003             0.49          0.17          0.395          55,900,742
---------------------- ------------- ------------- ------------- ---------------
   4th Q 2003             0.85          0.375         0.640         102,296,507
---------------------- ------------- ------------- ------------- ---------------
   1st Q 2004             0.86          0.57          0.59          141,381,841
---------------------- ------------- ------------- ------------- ---------------

---------------------- ------------- ------------- ------------- ---------------
   November 2003          0.85          0.475         0.65           37,893,606
---------------------- ------------- ------------- ------------- ---------------
   December 2003          0.69          0.56          0.64           16,125,225
---------------------- ------------- ------------- ------------- ---------------
   January 2004           0.80          0.62          0.64           31,637,102
---------------------- ------------- ------------- ------------- ---------------
   February 2004          0.82          0.61          0.76           63,568,077
---------------------- ------------- ------------- ------------- ---------------
   March 2004             0.86          0.57          0.59           46,176,662
---------------------- ------------- ------------- ------------- ---------------
   April 2004             0.64          0.42          0.43           25,266,511
---------------------- ------------- ------------- ------------- ---------------

     The Warrants are listed on the TSX under the symbol "BWR". The following table sets forth the high, low and close prices and volume of the Warrants for the periods indicated. The Warrants were listed on February 10, 2004.

---------------------- ------------- ------------- ------------- ---------------
   Calendar Period        High          Low           Close          Volume
---------------------- ------------- ------------- ------------- ---------------
   1st Q 2004             0.51          0.20          0.35           14,658,356
---------------------- ------------- ------------- ------------- ---------------
   February 2004          0.395         0.20          0.37           10,524,428
---------------------- ------------- ------------- ------------- ---------------
   March 2004             0.51          0.32          0.35            4,133,928
---------------------- ------------- ------------- ------------- ---------------
   April 2004             0.37          0.26          0.29            2,362,800
---------------------- ------------- ------------- ------------- ---------------

B.   PLAN OF DISTRIBUTION.

     This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 9.B is not required.

C.   MARKETS

     The Common Shares and the Warrants are traded on TSX in Canada. The Common Shares are also quoted on the NASDAQ over the counter market in the United States pursuant to the Rule 12(g) 3(b)2 exemption.

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

     Pursuant to subsection 4.01 of the by-laws of the Company, the directors shall be paid such remuneration as may from time to time be determined by the board, nothing herein shall preclude any director from serving the Company in any other capacity and receiving remuneration therefor. In addition, the by-laws direct that directors shall be paid their out-of-pocket expenses incurred in attending board, committee or shareholders meetings or otherwise in respect of the performance by them of their duties as the board may from time to time determine.

     The Act, subject to the articles or by-laws of or a unanimous shareholder agreement relating to company, authorizes the directors of a company, without authorization of the shareholders, to: i) borrow money upon the credit of the company; ii) issue, reissue, sell, pledge or hypothecate debt obligations of the company; iii) give a guarantee on behalf of the company to secure performance of an obligation of any person; and iv) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the company, owned or subsequently acquired, to secure any obligation of the company.

     In addition, unless the articles or by-laws of or a unanimous shareholder agreement relating to a company otherwise provide, the directors may, by resolution, delegate such powers to a director, a committee of directors or an officer.

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

MEETINGS OF SHAREHOLDERS

     ANNUAL MEETINGS

     The annual meeting of the shareholders of the Company is held at such time and on such day in each year as the directors of the Company may, from time to time, determine for the purpose of receiving the reports and statements required by the Act to be presented to the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting. The holders of not less than 5 percent of the outstanding Common Shares of the Company may requisition a special meeting of the shareholders.

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

     NOTICE OF MEETINGS

     Notice of the time and place of each meeting of shareholders of the Company is required to be sent not less than 30 days and not more than 60 days before the date of the meeting to the auditor of the

Company, to each director, and to each person whose name appears on the records of the Company at the close of business on the day of the record date as determined by the directors or where no record date has been set at the close of business on the day next preceding the giving of the notice as a shareholder of the Company entitled to vote at the meeting. Notice of a meeting of shareholders of the Company shall state:

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

C.   MATERIAL CONTRACTS.

     Other than the Third Further Amended and Restated Credit Agreement dated November 25, 2003, there were no material contracts entered into, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group was a party.

D.   EXCHANGE CONTROLS.

     To the best of the Company's knowledge, there are no governmental laws, decrees, or regulations in Canada (i) relating to restrictions on import/export of capital or (ii) affecting the remittance of 10 percent for interest, dividends, or other payments to non-resident holders of the Common Shares. Any such remittance to United States residents, however, is generally subject to a 15 percent withholding tax pursuant to the Canada - United States Income Tax Convention.

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

TAXATION OF DIVIDENDS

     Under the Tax Act and pursuant to the Treaty, a U.S. Holder of common shares will be subject to a 15 percent withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5 percent where the U.S. Holder is a corporation that beneficially owns at least 10 percent of the voting shares of the Company.

TAXATION OF CAPITAL GAINS

     In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of such shares unless (i) at any time in the five-year period immediately preceding the disposition, 25 percent or more of the shares of any class or series of the capital stock of the Company were owned (or were under option or subject to an interest in) by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm's length, or by the U.S. holder and persons with whom the U.S. Holder did not deal at arm's length, and (ii) the value of the Common Shares at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada. The Company's view is that, at the present time, the value of the Common Shares is not derived principally from real property (as defined in the Treaty) situated in Canada.

F.   DIVIDENDS AND PAYING AGENTS.

     This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 10.F is not required.

G.   STATEMENT BY EXPERTS.

     This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 10.G is not required.

H.   DOCUMENTS ON DISPLAY.

     Financial information is provided in the Company's comparative financial statements and management's discussion and analysis ("MD&A") thereof for the year ended December 31, 2003, are included herein. Copies of the most recent annual report for the year ended December 31, 2003, and subsequent interim reports which include interim MD&A and interim financial statements of the Company may be obtained, upon request, from the Secretary of the Company, Suite 950, 95 Wellington Street West, Toronto, Ontario M5J 2N7, telephone:
416-363-4798, email: investorinfo@breakwater.ca, website: www.breakwater.ca or by accessing the disclosure documents of the Corporation available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. The 2003 annual report and subsequent interim reports are also filed on Form 6K with the U.S. Securities and Exchange Commission (the "SEC") and can be accessed through the internet at www.sec.gov. The Company may require the payment of a reasonable fee in respect of a request therefor made by a person who is not a shareholder of the Company.

I.   SUBSIDIARY INFORMATION.

     Please see Item 4.C.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     See Note 8 to the Notes to the Consolidated Financial Statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 12 is not required.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

     Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and other procedures that are designed to ensure that information required to be disclosed by the Company in reports filed or submitted by it under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. The Company's Chief Executive Officer and Chief Financial Officer (Acting) have evaluated the Company's disclosure controls and procedures within 90 days prior to filing of this Annual Report on Form 20-F and have determined that such disclosure controls and procedures are effective.

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

ITEM 16.  [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     The board of directors of the Company has determined that Allen J. Palmiere, the audit committee chairman, satisfies the requirements of an audit committee financial expert serving on the audit committee in accordance with the attributes prescribed with Item 16A of Form 20-F. Mr. Palmiere is an independent director.

ITEM 16B. CODE OF ETHICS

     The Company has not adopted a written code of ethics for its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Ethical oversight and actual or apparent conflicts of interest have historically been handled informally by senior management and the board of directors. The Company is currently reviewing examples of written codes of ethics and will address the adoption of such a code with the board of directors in the near future.

ITEM 16C. DURATION OF THE MANDATE AND TERMS OF OFFICE OF THE INDEPENDENT
AUDITORS

     Duration of the Mandate

     Deloitte & Touche LLP, Chartered Accountants are the independent auditors of the Company. Deloitte & Touche began serving as the Company's auditors June 30, 1994.

     Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

     The audit committee is responsible for the oversight of our independent auditor's work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte & Touche, including audit services, audit-related services, tax services and other services provided by the auditors. Any services provided by the auditors that are not specifically included in the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fee for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.

     Independent Auditor Fees

     The following are the fees for professional services, Deloitte & Touche, for the years ended December 31, 2002 and 2003:

----------------------- --------------------------------------------------------
                                                YEAR ENDED
----------------------- ----------------------------- --------------------------
  Services                         2002                         2003
----------------------- ----------------------------- --------------------------
  Audit Fees                     $270,000                     $310,000
----------------------- ----------------------------- --------------------------
  Audit Related Fees              152,500                      245,400
----------------------- ----------------------------- --------------------------
  Tax Services                     48,000                       91,400
----------------------- ----------------------------- --------------------------
  Other                            37,000                        5,100
----------------------- ----------------------------- --------------------------
  Total                          $507,500                     $651,900
----------------------- ----------------------------- --------------------------

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

     The consolidated financial statements of the Company and the report thereon by its independent auditors listed below, are attached hereto as follows:

     Independent Auditors' Report of the Company dated as of February 27, 2004, except as to Note 15 which is as of April 8, 2004.

     Consolidated Balance Sheets of the Company for the years ended December 31, 2003 and 2002.

     Consolidated Statements of Operations and Deficit of the Company for the years ended December 31, 2003, 2002 and 2001.

     Consolidated Statements of Cash Flows of the Company for the years ended December 31, 2003, 2002 and 2001.

     Notes to the Consolidated Financial Statements of the Company.

MANAGEMENT'S REPORT

Management is responsible for the preparation of the accompanying consolidated financial statements of Breakwater Resources Ltd. and all of the information contained in the Annual Report. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles and management believes that they present fairly the Company's consolidated financial position, results of operations and cash flows. The integrity of the information presented in the financial statements, including estimates and judgments relating to matters not concluded by fiscal year end, is the responsibility of management. To fulfill this responsibility, the Company maintains a system of internal accounting controls designed to provide reasonable assurance that the Company's assets are protected and that events and transactions are properly recorded as they occur. This system of internal control includes organizational arrangement with clearly defined lines of responsibility. Deloitte & Touche LLP, the independent auditors appointed by the shareholders to audit the consolidated financial statements, have full and unrestricted access to the Audit Committee to discuss their audit and their related findings as to the integrity of the financial reporting process. During the course of their audit, Deloitte & Touche LLP reviewed the Company's system of internal control to the extent necessary to render their opinion on the consolidated financial statements.

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



"COLIN K. BENNER" (SIGNED)                  "RICHARD R. GODFREY" (SIGNED)

President and                               Vice President, Finance and
Chief Executive Officer                     Chief Financial Officer (Acting)

--------------------------------------------------------------------------------

         Independent Auditors' Report

         TO THE SHAREHOLDERS OF BREAKWATER RESOURCES LTD.


We have audited the consolidated balance sheets of Breakwater Resources Ltd. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and of cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.



"DELOITTE & TOUCHE LLP" (SIGNED)

Chartered Accountants
Toronto, Ontario
February 27, 2004, except as to Note 15 which is as of April 8, 2004



COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) to either identify circumstances in which accounting changes affect consistency such as the matters described in Note 1 and 15(d) to the consolidated financial statements. Our report to the shareholders dated February 27, 2004, except as to Note 15 which is as of April 8, 2004, is expressed in accordance with Canadian reporting standards which do not require a reference to such circumstances in the auditors' report when the items are properly accounted for and disclosed in the consolidated financial statements.



"DELOITTE & TOUCHE LLP" (SIGNED)

Chartered Accountants
Toronto, Ontario
February 27, 2004, except as to Note 15 which is as of April 8, 2004


BREAKWATER RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
As at  December 31, 2003 and 2002
(Expressed in thousands of Canadian dollars)

-------------------------------------------------------------------------------------------------------------
                                                                                    2003             2002
-------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents (note 1)                                          $        6,388     $      6,435
Accounts receivable - concentrate                                                    7,450           17,061
Other receivables                                                                    5,650            6,921
Concentrate inventory                                                               21,828           25,340
Materials and supplies inventory                                                    23,783           28,967
Prepaid expenses and other current assets                                            1,905            2,387
Future tax assets (note 7)                                                           1,190                -
-------------------------------------------------------------------------------------------------------------
                                                                                    68,194           87,111

RECLAMATION DEPOSITS (note 2)                                                          100            1,387
MINERAL PROPERTIES AND FIXED ASSETS (note 3)                                       107,341          134,882
-------------------------------------------------------------------------------------------------------------
                                                                            $      175,635     $    223,380
-------------------------------------------------------------------------------------------------------------

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities                                    $       19,456     $     25,577
Provisional payments for concentrate inventory shipped and not priced                2,010            8,642
Short-term debt including current portion of long-term debt (note 4)                10,329           30,227
Income and mining taxes payable                                                        252              381
-------------------------------------------------------------------------------------------------------------
                                                                                    32,047           64,827

DEFERRED ROYALTY (note 3(h))                                                         1,340                -
LONG-TERM DEBT (note 5)                                                             15,517           48,438
RECLAMATION AND CLOSURE COST ACCRUALS (note 2)                                      12,070           13,697
FUTURE TAX LIABILITIES (note 7)                                                        962              822
-------------------------------------------------------------------------------------------------------------
                                                                                    61,936          127,784
-------------------------------------------------------------------------------------------------------------
CONTINGENCIES AND COMMITMENTS (notes 1 and 10)

SHAREHOLDERS' EQUITY
Capital stock (note 6)                                                             287,743          257,759
Common shares to be issued (note 6(c))                                                   -              618
Contributed surplus (note 6(m))                                                      1,582            1,582
Deficit                                                                          (171,737)        (178,855)
Cumulative translation adjustments                                                 (3,889)           14,492
-------------------------------------------------------------------------------------------------------------
                                                                                  113,699            95,596
-------------------------------------------------------------------------------------------------------------
                                                                            $     175,635      $    223,380
-------------------------------------------------------------------------------------------------------------

     The accompanying notes form an integral part of these consolidated financial statements.

         Approved by the Board


"GARTH A. C. MACRAE" (SIGNED)                  "COLIN K. BENNER" (SIGNED)

DIRECTOR                                       DIRECTOR


BREAKWATER RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the Years Ended December 31, 2003, 2002 and 2001

(Expressed in thousands of Canadian dollars except share and per share amounts)


-------------------------------------------------------------------------------------------------------------------------

                                                                           2003              2002                  2001
-------------------------------------------------------------------------------------------------------------------------
Gross sales revenue                                            $        207,591   $       305,354     $         304,037
Treatment and marketing costs                                            83,581           136,738               142,236
-------------------------------------------------------------------------------------------------------------------------
Net revenue                                                             124,010           168,616               161,801
-------------------------------------------------------------------------------------------------------------------------

OPERATING COSTS
Direct operating costs                                                  103,239           147,653               153,187
Depreciation and depletion                                               24,115            27,565                27,980
Reclamation and closure costs (note 2)                                    2,277             2,894                 4,126
-------------------------------------------------------------------------------------------------------------------------
                                                                        129,631           178,112               185,293
-------------------------------------------------------------------------------------------------------------------------
LOSS FROM MINING ACTIVITIES                                              (5,621)           (9,496)              (23,492)
-------------------------------------------------------------------------------------------------------------------------
OTHER (INCOME) EXPENSES
General and administrative (note 6(c))                                    5,087             6,198                 7,481
Interest and financing (note 6(l))                                        3,321             4,761                 8,015
Investment and other income                                                (611)             (551)               (9,293)
Foreign exchange (gain) loss on US dollar denominated debt              (11,578)             (669)                4,720
-------------------------------------------------------------------------------------------------------------------------
                                                                         (3,781)            9,739                10,923
-------------------------------------------------------------------------------------------------------------------------
LOSS BEFORE THE FOLLOWING:                                               (1,840)          (19,235)              (34,415)
-------------------------------------------------------------------------------------------------------------------------

Write-down of mineral properties and fixed assets (note 3)                  279                 -                70,281
Other non-producing property (income) costs (note 3(h))                  (8,396)              876                 3,176
Foreign exchange hedging loss (note 8)                                        -                 -                 3,162
Income and mining taxes (recovery) (note 7)                                (841)             (224)                   24
-------------------------------------------------------------------------------------------------------------------------
                                                                         (8,958)              652                76,643
-------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                                       7,118           (19,887)             (111,058)
DEFICIT - BEGINNING OF YEAR                                            (178,855)         (158,968)              (47,910)
-------------------------------------------------------------------------------------------------------------------------
DEFICIT - END OF YEAR                                          $       (171,737)  $      (178,855)    $        (158,968)
-------------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS (LOSS) PER SHARE (note  13)                     $           0.03   $         (0.12)    $           (0.92)
-------------------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS PER COMMON SHARE (note 13)                    $           0.03   $           N/A     $             N/A
-------------------------------------------------------------------------------------------------------------------------
WEIGHTED-AVERAGE NUMBER OF COMMON SHARES
OUTSTANDING  AFTER BONUS ELEMENT (note 13)                          211,411,000       169,074,000           120,166,000
-------------------------------------------------------------------------------------------------------------------------


The accompanying notes form an integral part of these consolidated financial statements.


BREAKWATER RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2003, 2002 and 2001
(Expressed in thousands of Canadian dollars)

-------------------------------------------------------------------------------------------------------------------------
                                                                                2003             2002              2001
-------------------------------------------------------------------------------------------------------------------------
CASH (USED FOR) PROVIDED FROM
OPERATING ACTIVITIES
Net earnings (loss)                                                 $          7,118  $       (19,887)  $      (111,058)
Non-cash items:
     Depreciation and depletion                                               24,115            27,565           27,980
     Gain on sale of property (note 3(h))                                    (10,336)                -                -
     Write-down of mineral properties and fixed assets (note 3)                  279                 -           70,281
     Other non-cash items                                                     (3,133)            2,379            3,309
     Future income taxes (note 7)                                             (1,050)              822                -
     Reclamation and closure cost accruals                                     2,277             2,894            4,126
-------------------------------------------------------------------------------------------------------------------------
                                                                              19,270            13,773           (5,362)

Payment of reclamation and closure costs                                      (4,562)          (5,126)           (1,996)
Deferred losses on foreign exchange hedging contracts                               -                -           (2,003)
Changes in non-cash working capital items (note 12)                            3,179          (11,198)           42,460
-------------------------------------------------------------------------------------------------------------------------
                                                                              17,887           (2,551)           33,099
-------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
     Issue of common shares for cash (note 6)                                 29,316            17,907              902
     Decrease in short-term debt                                             (18,711)          (3,495)          (27,962)
     (Decrease) increase in long-term debt                                   (29,821)            2,390           13,266
-------------------------------------------------------------------------------------------------------------------------
                                                                             (19,216)          16,802           (13,794)
-------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
     Reclamation deposits                                                      1,287             (150)              962
     Mineral properties and fixed assets                                     (10,621)         (10,971)          (21,662)
     Proceeds from sale of mineral properties                                 10,616                 -                -
-------------------------------------------------------------------------------------------------------------------------
                                                                               1,282          (11,121)          (20,700)
-------------------------------------------------------------------------------------------------------------------------
(DECREASE) INCREASE IN CASH                                                     (47)             3,130           (1,395)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                                  6,435             3,305            4,700
-------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS - END OF YEAR                             $          6,388  $          6,435  $         3,305
-------------------------------------------------------------------------------------------------------------------------


Supplemental Disclosure of Cash Flow Information
Cash paid for:
     Interest                                                       $          2,681  $          3,539  $         5,681
     Income and mining taxes                                        $            339  $            588  $           699

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

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less. The Company invests cash in term deposits maintained in high credit quality institutions. Included in cash and cash equivalents for 2003 was an amount of $355,000 that was held in escrow as a condition to the restructuring of the Company's banking agreement. The cash is expected to be released in March 2004.

     CONCENTRATE INVENTORY

     Concentrate inventory is valued at the lower of cost and net realizable value. Cost represents the average cost and includes direct labour and material costs, mine site overhead and depreciation and amortization.

     MATERIALS AND SUPPLIES INVENTORY

     Materials and supplies inventory is valued at the lower of average cost and replacement cost.

     SHORT-TERM INVESTMENTS

     Short-term investments are carried at the lower of cost and quoted market value.

     MINERAL PROPERTIES AND FIXED ASSETS

     The Company records its interest in mineral properties at cost and defers exploration and development expenditures. When the properties are brought into commercial production, the deferred costs are amortized on a unit-of-production basis using current reserve estimates. Costs associated with exploration properties are deferred, on a project basis, until the economic viability of the project is determined.

     If the properties are abandoned or sold, the cost of the mineral property and any related deferred expenditures are expensed as a write-down of mineral properties and fixed assets at that time. Administrative costs are expensed as incurred.

     The carrying values of producing mineral properties, including properties placed on a care and maintenance basis (see notes 3(e) and 3(f)) and related deferred expenditures, are reviewed regularly and, where necessary, are written down to the estimated net recoverable amounts. Estimated future net cash flows, on an undiscounted basis, are calculated for each property using: estimated recoverable reserves; estimated future zinc price realization (considering historical and current prices, price trends and related factors); and, operating, capital and other cash flows. Estimates of future cash flows are subject to risks and uncertainties. It is possible that changes could occur which may affect the recoverability of the carrying value of mineral properties.

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

     The currency of measurement for the Company's operations domiciled in Canada is the Canadian dollar, while the currency of measurement for the Company's foreign operations is the US dollar, since all the Company's revenue, and a substantial portion of its expenses relating to the foreign operations, are in US dollars. US dollar amounts for the Company's foreign operations are translated to Canadian dollars for reporting purposes using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date, revenues and expenses are translated at average rates for the year, and the resulting gains and losses are accumulated in a separate component of shareholders' equity, described in the consolidated balance sheet as cumulative translation adjustments.

     As indicated above, the currency of measurement for the Company's foreign operations, including those in Honduras, Chile and Tunisia, is the US dollar. In each of these operations, the temporal method is used to translate local currency amounts into US dollars. Under the temporal method, all non-monetary items and the related depreciation are translated at the historical rates. Monetary assets and liabilities are translated at actual exchange rates in effect at the balance sheet date, revenues and expenses other than depreciation and depletion of capital assets are translated at the average rate of exchange for the year, and gains and losses on translation are reflected in income for the year.

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

     FINANCIAL INSTRUMENTS

     The Company enters into derivative financial instrument contracts to manage certain market risks which result from the underlying nature of its business. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company uses forward contracts to hedge exposure to commodity price risk for metals production, and foreign exchange forward contracts to hedge exposure to fluctuations in foreign currencies, relating primarily to the US dollar. The Company has written call options to minimize exposure to commodity price risk. Non-option derivative financial instruments are accounted for using the accrual method as management views the contracts as effective hedges and has designated the contracts as hedges of specific exposures. Hedge effectiveness is assessed based on the degree to which the cash flows on the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are, and continue to be, effective. Realized and unrealized gains or losses on derivative contracts that qualify for hedge accounting are deferred and recorded in income when the underlying hedge transaction is completed. The premiums received at the inception of written call options are recorded as a liability until maturity. Changes in the fair value of the liability are recognized currently in income. Gains or losses (realized or unrealized) for derivative contracts which no longer qualify as hedges for accounting purposes or which relate to a hedged transaction that is no longer expected to occur are recorded in income.

     SHARE INCENTIVE PLAN

     The Company has a share incentive plan (the "Plan"), which consists of a share purchase plan, a share option plan and a share bonus plan which is administered by the directors of the Company. The Plan provides that eligible persons thereunder include any director, employee (full-time or part-time), officer or consultant of the Company or any subsidiary thereof. The Plan is described in note 6. No compensation expense is recognized for the Plan when share options are issued to employees (see note 6(j)). Shares issued under the Plan are recorded at the issue price. An optionee may elect under the Plan to terminate an option, in which case the optionee may receive consideration either in cash or shares of the Company, at the discretion of the Company, equal to the difference between the fair market value of the shares, as defined, and the exercise price. The consideration paid to the optionee in the event of such an election is charged to deficit.

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

     NEW PRONOUNCEMENT

     In February 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 14, Disclosure of Guarantees ("AcG-14"). AcG-14 requires disclosure for certain contracts or obligations that meet the definition of a guarantee. As at December 31, 2003, the Company has outstanding letters of credit totalling $3,811,000, which are renewable annually. $3,141,000 of these letters of credit are for security deposits for rehabilitation and restoration expenses, $250,000 relates to the operating lease at the Nanisivik Mine (see note 3(g)) and $420,000 (US$325,000) to guarantee a purchase contract.

     2002 AND 2001 FIGURES

     Certain of the 2002 and 2001 figures have been reclassified to conform to the 2003 presentation.

2.   RECLAMATION DEPOSITS AND RECLAMATION AND CLOSURE COST ACCRUALS

     Reclamation and closure costs accruals by mine are as follows:

     ($000's)                                             2003              2002
     ---------------------------------------------------------------------------
     Nanisivik Mine                                      3,391             7,224
     Bouchard-Hebert Mine                                3,785             3,076
     Bougrine Mine                                       2,489             2,339
     El Mochito Mine                                     1,613             1,794
     Caribou Mine                                        1,000             1,000
     El Toqui Mine                                         620               425
     ---------------------------------------------------------------------------
     Total
     Less current portion included in accounts
     payable and accrued liabilities                       828             2,161
     ---------------------------------------------------------------------------

     Cash collateral on deposit at December 31, 2003 of $100,000 (2002 - $1,387,000) with third parties to fund reclamation costs is shown separately on the balance sheet as Reclamation Deposits. During 2003, $1,287,000 of the collateral on deposit was converted to letters of credit (see note 1 - New Pronouncement). The Reclamation Deposits at December 31, 2003 and 2002 are for funding of reclamation costs at the Caribou Mine. In addition, at December 31, 2003, the Company has posted reclamation security bonds totalling $8,181,000 (2002 - $13,000,000) of which $3,141,000 is covered by letters of credit (see note 1 - New Pronouncement).

3.   MINERAL PROPERTIES AND FIXED ASSETS

        ($000's)                                      2003                                             2002
     --------------------------------------------------------------------------------------------------------------------------
                                                    Accumulated                                     Accumulated
                                                   Depreciation     Net Book                       Depreciation       Net Book
                                        Cost      and Depletion        Value             Cost     and Depletion          Value
     --------------------------------------------------------------------------------------------------------------------------
     Equipment                       146,562          (104,365)       42,197          158,305         (108,237)         50,068
     Mineral properties,
        buildings and
        improvements                  95,193           (64,732)       30,461          104,736          (63,089)         41,647
     Development                      54,866           (34,503)       20,363           60,489          (34,795)         25,694
     Exploration                      14,845              (525)       14,320           17,475               (2)         17,473
     --------------------------------------------------------------------------------------------------------------------------
                                     311,466          (204,125)      107,341          341,005         (206,123)        134,882

       A summary of the write-downs of mineral properties and fixed assets is as follows:

     ($000's)                      2003               2002               2001
     ---------------------------------------------------------------------------
     Caribou Mine                     -                  -             53,450
     Nanisivik Mine                   -                  -             11,252
     El Mochito Mine                279                  -              2,505
     Other Properties                 -                  -              3,074
     ---------------------------------------------------------------------------
                                    279                                70,281

     Mineral properties and fixed assets of the Company comprise the following:

     a)   El Mochito Mine $14,322,000 (2002 - $19,447,000)

     The El Mochito Mine is a zinc, lead and silver mine located in the Republic of Honduras. Deferred exploration costs were written down in 2003 by $279,000 (2002 - $Nil and 2001- $2,505,000)

     b)   Bougrine Mine $12,762,000 (2002 - $24,458,000)

     The Bougrine Mine is a zinc and lead mine located 160 kilometres west of Tunis, Tunisia.

     c)   El Toqui Mine $21,677,000 (2002 - $23,596,000)

     The El Toqui Mine is a zinc and gold mine located 1,350 kilometres south of Santiago, Chile.

     d)   Bouchard-Hebert Mine $10,111,000 (2002 - $18,452,000)

     The Bouchard-Hebert Mine is a zinc, copper, gold and silver mine located 30 kilometres northeast of Rouyn-Noranda, Quebec, Canada.

     e)   Langlois Mine $39,643,000 (2002 - $37,166,000)

     The Langlois Mine is a zinc, copper, gold and silver mine located 213 kilometres north of Val d'Or, Quebec, Canada. Mining activities at the Langlois Mine were suspended in November 2000, pending the completion of a feasibility study, which was completed in August 2001. Costs totalling $1,659,000 in 2003, ($1,575,000 in 2002), incurred primarily to upgrade resources to reserves and $778,000 (2002 - $Nil) in pre-production costs in anticipation of reopening, have been capitalized.

     f)   Caribou Mine $Nil (2002 - $Nil)

     The Caribou Mine, a zinc, lead and silver mine, is located in the Province of New Brunswick, Canada.

     The Caribou Mine was placed on care and maintenance in 1998. In 2001, as a result of depressed metal prices, the Company reassessed the carrying value of its properties and the property was written down by $53,450,000 to $Nil. The revised carrying value was determined on the basis set out in note 1.

     g) Nanisivik Mine $2,542,000 (2002 - $2,899,000)

     The Nanisivik Mine was a zinc and silver mine located on Strathcona Sound, Baffin Island, Nunavut, Canada. The fixed asset carrying value of $2,542,000 as at December 31, 2003, represents the net book value of plant and equipment located at the Nanisivik Mine which management believes will be realized on the ultimate disposition of mine equipment and property as part of the mine closure and site restoration activities. In 2001, as a result of depressed metal prices, the Company reassessed the carrying value of its properties on the basis set out in note 1, resulting in a write-down of this property in the amount of $11,252,000. The Nanisivik mine ceased operations on September 30, 2002.

     h) Other Properties $6,284,000 (2002 - $8,864,000)

     Other Properties comprise exploration properties held directly or through joint ventures. Management reviews the carrying values of these properties annually and in 2003 recorded a write-down of $Nil (2002 - $Nil, 2001 - $3,074,000).

      On June 16, 2003, the Company sold the Lapa exploration properties consisting of the Tonawanda and Zulapa properties, respectively, for US$7,925,000. The Company retains a 1.0 percent net smelter royalty from the Tonawanda property and a 0.5 percent net smelter royalty from the Zulapa property. The Company also received a non-refundable advance royalty of US$1,000,000 against the above net smelter royalty of the Lapa properties and will receive a further non-refundable advance royalty of US$1,000,000 when the total published inferred resource reaches 2,000,000 ounces of gold.

     The non-refundable advance royalty of $1,340,000 (US$1,000,000) received has been deferred and is shown on the balance sheet as "Deferred Royalty". The deferred royalty will be brought into income when earned.

     The Lapa properties were non-producing properties and the gain on sale of $10,336,000 is included in "Other non-producing property (income) costs" of $8,396,000 in the consolidated statement of operations and deficit in 2003.

4.   SHORT-TERM DEBT

     ($000's)                                                    2003       2002
     ---------------------------------------------------------------------------
     Syndicated Credit Facility
        - Revolver                                              6,462     25,195
        - Non-Revolving Facility, current portion (note 5)      1,266          -
       - Supplemental Term Facility, current portion (note 5)     467          -
     Customer prepayments for zinc concentrates (note 5)          646      3,159
     Other (note 5)                                             1,488      1,873
     ---------------------------------------------------------------------------
                                                               10,329     30,227

On November 15, 2001, the Company completed a refinancing agreement whereby the balance of the Non-Revolving Facility of US$22,631,000 was increased by US$6,500,000 (the "Supplemental Term Facility"). Dundee Bancorp Inc. ("Dundee"), a significant shareholder of the Company, guaranteed the Supplemental Term Facility. Under the agreement, the Revolver was extended to January 2, 2003. In addition, compliance with the existing financial covenants was waived until January 2, 2003.

     The syndicated credit facility (the "Syndicated Credit Facility") is secured by a pledge of the shares in the Company's operating subsidiaries, through guarantees by such subsidiaries, and through first charges on the Company's concentrate inventory and receivables and on the majority of the Company's mining assets.

     In December 2002, the Syndicated Credit Facility that was due on January 2, 2003, was extended to January 2, 2004, and the interest rate on the Non-Revolving Facility was increased to LIBOR plus 2.75%. The amount of the Revolver was reduced from a cap of US$45,000,000 to US$30,000,000. In return for amending the Syndicated Credit Facility, the banking syndicate was granted share purchase warrants to purchase 2,000,000 common shares of the Company at an exercise price of $0.19 per Common Share with an expiry date of March 27, 2006. In addition, as consideration for extending its support of the Supplemental Term Facility, Dundee was granted warrants to purchase 1,000,000 common shares of the Company on the same basis as the banking syndicate (see note 6(m)).

     On November 27, 2003, the Company completed a restructuring of the Syndicated Credit Facility, which included:

          i) A pay down of 50% of US$17,600,000 and US$6,500,000 of the Non-Revolving Facility and the Supplemental Term Facility, respectively, on a pari passu basis;

          ii) An extension of the Non-Revolving Facility and the Supplemental Term Facility, both due January 2, 2004, for a period of five years to January 2, 2009;

          iii) An agreement that principal under the Non-Revolving Facility and the Supplemental Term Facility will be repaid in fifty-four equal monthly payments beginning in July, 2004; and

          iv) Maintaining the existing Revolver until January 2, 2005 with a reduction of the cap from US$30,000,000 to US$25,000,000.

     Interest expense on short-term debt during 2003 amounted to $797,000 (2002
- $1,979,000, 2001 - $3,018,000).

5.   LONG-TERM DEBT

     ($000's)                                                 2003          2002
     ---------------------------------------------------------------------------
     Non-Revolving Facility (note 4)                        11,393        35,748
     Supplemental Term Facility (note 4)                     4,201        10,267
        Reimbursable government assistance, discounted at
        a rate of 8%                                         1,412         1,390
     Customer prepayments for zinc concentrates                646         3,159
     Other                                                   1,277         1,033
     ---------------------------------------------------------------------------
     Total                                                  18,929        51,597
     Less current portion                                    3,412         3,159
     ---------------------------------------------------------------------------
                                                            15,517        48,438

     The Non-Revolving Facility and the Supplemental Term Facility (see note 4), which bear interest at LIBOR plus 2.75%, are repayable through January 2, 2009, with principal repayments in fifty-four equal monthly amounts beginning in July, 2004.

     On January 30, 2004, the Non-Revolving Facility and the Supplemental Term Facility were repaid and cannot be redrawn, using a portion of the proceeds from the sale of units to a syndicate of underwriters (see note 14(a)).

     Other long-term debt at December 31, 2003 and 2002 includes fees of $1,033,000 payable to Dundee Securities Corporation ("DSC"), a subsidiary of Dundee, with respect to acquisitions in prior years (see note 9), payment of which has been deferred to 2004 and for 2003 is included in Other short-term debt.

     The fair value of the Company's long-term debt approximates its carrying value at December 31, 2003 and 2002. Interest expense on long-term debt during 2003 amounted to $1,432,000 (2002 - $1,913,000, 2001 - $2,506,000).

6.   CAPITAL STOCK

       Authorized - Unlimited Common Shares
       200,000,000 preferred shares
       Issued:
    Common shares
    (000's) Number of shares Amount
    -------------------------------------------------------------------------------------------------
    As at December 31, 2001                                          93,848             $239,214
    Rights offering, net of expenses (e)                             94,455               17,643
    Shares issued on reacquisition of assets (d)                      3,603                  638
    Employee share purchase plan (f)                                  1,375                  264
    -------------------------------------------------------------------------------------------------
    As at December 31, 2002                                         193,281              257,759
    Private placement (a)                                             1,014                  742
    Shares issued for subscription receipts, net of expenses (b)     85,800               28,002
    Shares issued as supplementary payment to employee (c)            2,565                  618
    Shares issued on exercise of warrants (k)                           500                  105
    Shares issued on exercise of options (g)                          1,333                  263
    Employee share bonus plan (h)                                       200                   50
    Employee share purchase plan (f)                                  1,097                  204
    -------------------------------------------------------------------------------------------------
    As at December 31, 2003                                         285,790             $287,743

(a) In December 2003, the Company issued 1,013,514 flow-through common shares at a price of $0.74, exclusive of share issue costs to finance exploration activities in the vicinity of the Bouchard-Hebert Mine.
(b) On October 7, 2003, the Company issued 85,800,000 subscription receipts, at a price of $0.35 per subscription receipt resulting in proceeds of $28,002,000, net of costs of issue of approximately $2,028,000. The proceeds from the issue were escrowed subject to the satisfaction of certain conditions (the "Escrow Conditions") which included the Company reaching agreement with its lenders on the restructuring and pay down of the Syndicated Credit Facility. The Escrow Conditions were satisfied on November 27, 2003, the proceeds were released to the Company and the subscription receipts were exchanged for 85,800,000 common shares of the Company ("Common Shares").
(c) In February 2003, 2,564,887 Common Shares were issued for $618,000, as required under an agreement dated November 30, 2001, relating to the resignation of an executive. The Company had agreed to pay the executive a supplementary amount of up to $700,000, either in cash or Common Shares. The amount to be paid was based on a formula using the weighted-average trading price for the Common Shares for the month of January 2003. As at December 31, 2002, the amount of $618,000 was shown on the balance sheet as "Common shares to be issued" in Shareholders' Equity. The supplementary amount paid in the form of Common Shares was included in general and administrative expenses in 2002.
(d) Under an agreement dated June 7, 2001, relating to the sale of certain assets acquired through the acquisition of Jascan in November 2000, the Company granted to the purchaser who acquired such assets, the right under certain circumstances to cause the Company to reacquire such assets in consideration for the issuance of Common Shares. In 2002, the purchaser exercised its rights and the Company issued 3,603,000 shares to reacquire certain assets. The number of Common Shares issued was determined based upon the ten-day weighted-average trading price of the Common Shares immediately preceding the third party's notice of intent to acquire such Common Shares, less a ten per cent discount. A director of the Company has a significant ownership interest in the purchaser that acquired the shares.

(e) On May 1, 2002, the Company completed a rights offering resulting in the issuance of 94,454,795 Common Shares at a price of $0.20 per share resulting in proceeds of $17,600,000, net of costs of issue of approximately $1,300,000.
(f) The share purchase plan entitles certain employees of the Company to contribute up to 5% or up to 10% of their annual basic salary, to purchase Common Shares. The Company matches each participant's contribution. The purchase price per Common Share is the weighted-average of the trading prices of the Common Shares on The Toronto Stock Exchange (the "TSX") for the calendar quarter in respect of which the Common Shares are issued. Common Shares acquired with the Company's contribution are held in safekeeping and delivered to employees 12 months following their date of issue. The Company issued 1,097,000 Common Shares pursuant to the Share Purchase Plan during 2003 (2002 - 1,375,000). The number of shares authorized for issue under the share purchase plan as at December 31, 2003 was 6,500,000.
(g) Pursuant to the share option plan, the directors have the authority to grant options and to establish the exercise price of the option at the time each option is granted, at a price not less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of the grant of such option.

     Options must be exercised no later than ten years after the date of the grant and are subject to vesting provisions unless the directors of the Company determine otherwise. One third of the options granted become exercisable from the date of granting such options, and on a cumulative basis, one third at any time after the first anniversary date and the balance at any time after the second anniversary date.

     Optionees may elect to terminate options and receive the difference between the fair value of a Common Share and the exercise price of the option so terminated multiplied by the number of options being terminated in Common Shares or, with the consent of the Company, cash. The consideration paid upon such terminations is charged to deficit. There were no terminations of options by optionees in 2003 or 2002.

     As at December 31, 2003, the outstanding share options which total 8,885,000 expire at various dates between April 30, 2005 and November 9, 2013 and are exercisable at prices ranging from $0.18 to $8.20 per Common Share. The number of shares authorized for grants of options under the share option plan as at December 31, 2003 was 12,500,000.

(h) On June 19, 2001, the Plan was amended to add a share bonus plan (the "Share Bonus Plan") to the Plan. The Share Bonus Plan permits Common Shares to be issued as a discretionary bonus to any director, employee (full-time or part-time), officer or consultant of the Company or any subsidiary thereof who is designated under the Share Bonus Plan from time to time. For the year ended December 31, 2003, the Company has issued 1,200,000 (2002 - 1,000,000) Common Shares under the Share Bonus Plan. The number of shares authorized for issue under the share bonus plan as at December 31, 2003 was 3,000,000.

(i)  Share option transactions were as follows:

                                                           Options  Weighted- Average
                                                           (000's)     Exercise Price
----------------------------------------------------------------------------------------
   As at December 31, 2001                                   5,259               $2.21
   Granted                                                   3,895                0.19
   Cancelled                                                  (358)               2.39
----------------------------------------------------------------------------------------
   As at December 31, 2002                                   8,796                1.31
   Granted                                                   1,740                0.27
   Exercised                                                (1,333)               0.20
   Cancelled                                                  (318)               1.95
----------------------------------------------------------------------------------------
   As at December 31, 2003                                   8,885               $1.25

     The following table summarizes information about the share options outstanding at December 31, 2003.

                                                Options Outstanding                           Options Exercisable
-----------------------------------------------------------------------------------------------------------------------
                                      Number             Weighted-                           Number
                                 Outstanding               Average      Weighted-       Exercisable          Weighted-
                                       as at             Remaining        Average             as at            Average
   Range of                    Dec. 31, 2003           Contractual       Exercise     Dec. 31, 2003           Exercise
   Exercise Prices                   (000's)                  Life          Price           (000's)              Price
-----------------------------------------------------------------------------------------------------------------------
   $0.18 - $0.20                       3,555      8 years 190 days          $0.19             2,282              $0.19
   $0.24 - $2.00                       2,921       7 years 58 days          $0.74             2,554              $0.79
   $2.05 - $3.35                       1,501      3 years 142 days          $2.92             1,501              $2.92
   $3.75 - $8.20                         908      5 years 183 days          $4.33               908              $4.33

(j) The Company's share option plan is described in note 6(g). The Company has elected not to use the fair value method of accounting and does not recognize compensation expense for its stock-based compensation for employees. Had compensation expense for the stock-based compensation plan for employees been determined based upon the fair value of awards granted on or after January 1, 2002, the Company's net earnings for the year ended December 31, 2003 would have decreased by $274,000 and the net loss for 2002 would have increased by $183,000. However, the earnings and loss per share for the years ended December 31, 2003 and 2002, respectively would have been unchanged.

           The fair value of each option grant is estimated on the balance sheet date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                                  2003       2002
      --------------------------------------------------------------------------------------------
      Weighted-average exercise price per Common Share                           $0.27      $0.19
      Weighted quoted market price per Common Share at date of  grant            $0.27      $0.19
      Weighted-average grant-date fair value price per Common Share              $0.17      $0.15
      Expected life (years)                                                     1 - 10     1 - 10
      Risk free interest rate                                                    4.62%      5.21%
      Expected volatility                                                          46%        62%
      Dividend yield                                                                0%         0%

           The exercise price of all options granted during 2003 and 2002 equals the quoted market price at the date of grant.

(k) In consideration for restructuring the Syndicated Credit Facility in May 2001, the Company granted to the members of the syndicate ("the Lenders") warrants to purchase 300,000 Common

     Shares at $1.57 per share. The warrants were exercisable until November 29, 2002 (see note 6(l)). No value was ascribed to these warrants on the date of issue.

(l) In consideration for restructuring the Non-Revolving Facility on November 15, 2001 (see note 4), in March 2002 and May 2002, the Company granted to the Lenders warrants to purchase an aggregate of 1,000,000 Common Shares at $0.21 per share. The warrants are exercisable until May 8, 2005. No value was ascribed to these warrants on the date of issue. Dundee also received warrants to purchase an aggregate of 30,801,410 Common Shares at $0.20 per share. One-half of these warrants are exercisable until March 2, 2007 and the remainder are exercisable until May 2, 2007; no value was ascribed to these warrants on the date of issue. During the year ended December 31, 2003, 500,000 of the warrants issued to the Lenders were exercised and 50,000 cancelled. As at December 31, 2002, none of these warrants had been exercised or cancelled.

           In addition, as part of the restructuring of the Syndicated Credit Facility in 2001, the Company agreed to amend the terms of the outstanding warrants issued to the Lenders to purchase an aggregate of 300,000 Common Shares at a price of $1.57 per share until November 29, 2002, to change the exercise price of such warrants to $0.21 per share and the expiry date of the warrants to the earlier of May 8, 2005 and thirty days following the date the ten-day weighted-average trading price of the Common Shares on the TSX exceeds $0.28 per share. The exercise price was based on the five-day weighted-average trading price of the Common Shares on the TSX following the completion of the Rights Offering.

(m) Under an agreement reached on December 23, 2002 with the Lenders and Dundee (see note 4), the Company, in consideration for restructuring its existing credit facilities, granted to the Lenders and Dundee the right to purchase 2,000,000 and 1,000,000 Common Shares respectively, at an exercise price of $0.19 per Common Share with an expiry date of March 27, 2006. The value ascribed to the warrants issued of $97,000 was included in the financial statements at December 31, 2002 as contributed surplus.

           The fair value of each of the above option grants, had been estimated on December 31, 2002 using Black-Scholes option-pricing model with the following weighted-average assumptions:

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

           The quoted market value of the Company's Common Shares as at December 31, 2003 was $0.64.

(n) In 2001, the Company negotiated the deferral of payments of treatment charges with several of its customers. As consideration for the deferral of payments, the Company issued warrants to purchase 90,893 Common Shares at $0.50 per share. The warrants expired on June 30, 2003. No value was ascribed to these warrants on the date of issue.

7.   INCOME AND MINING TAXES

     Income and mining taxes differ from the amount computed by applying the statutory federal income tax rate for the year ended December 31, 2003 of 38% (2002 - 39%, 2001 - 39%) to the net earnings (loss), excluding income and mining taxes. The differences are summarized as follows:

     ($000's)                                                                         2003          2002         2001
     -----------------------------------------------------------------------------------------------------------------
     Tax provision (recovery) at statutory rate                                      2,364        (7,762)     (43,303)
     Federal resource allowance                                                        119          (289)         470
     Unrecognized tax benefit relating to losses                                       916         5,781       42,312
     Different   effective   tax  rates  on   earnings   (losses)  in  foreign       1,630         2,725          712
     subsidiaries
     Benefit of previously unrecognized losses available for carry forward          (5,984)         (246)          -
     Other                                                                             124           (88)         483
     Mining taxes (recovery)                                                           (10)         (345)        (650)
     -----------------------------------------------------------------------------------------------------------------
                                                                                      (841)         (224)          24

     As at December 31, 2003, the significant components of the Company's future tax assets (liabilities) were as follows:

        ($000's)                                                                        2003           2002
     -------------------------------------------------------------------------------------------------------
        Future tax assets
           Loss carry forwards                                                        19,043         30,562
           Mineral properties and fixed assets                                        56,062         64,709
           Reclamation and closure cost accruals                                       5,354          5,005
     -------------------------------------------------------------------------------------------------------
        Future tax assets before valuation allowance                                  80,459        100,276
        Valuation allowance                                                           79,269        100,276
     -------------------------------------------------------------------------------------------------------
        Future tax assets                                                              1,190              -
        Future tax liabilities
          Mineral properties - mining tax                                               (962)          (822)
     -------------------------------------------------------------------------------------------------------
        Net future tax assets (liabilities)                                              228           (822)

     a) At December 31, 2003, the Company has net operating loss carry forwards in Canada of approximately $29,000,000, which expire at various dates through 2010. In addition, the Company has approximately $46,700,000 of resource expenditures that are limited in their deduction to income from specific properties.

     b) At December 31, 2003, the Company has net operating loss carry forwards in Chile of approximately $42,700,000, which do not expire.

     c) At December 31, 2003, the Company has net operating loss carry forwards in Honduras of approximately $8,900,000, which will expire four years after the Company in Honduras generates its first taxable profit.

8.   FINANCIAL INSTRUMENTS

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

     The Company's short-term financial instruments, made up of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, and short-term debt are carried at cost which, due to their short-term nature, approximates their fair value. The fair value of the long-term debt also approximates its carrying value as set out in note 5.

     Such fair value estimates are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential taxes and other transaction costs have not been considered in estimating fair value.

     CREDIT RISK

     The Company is subject to credit risk through trade receivables. The Company manages this risk through evaluation and monitoring processes and carries credit insurance when necessary. Although the Company has a number of significant customers, they are all established and creditworthy customers. Credit risk is further mitigated through the use of provisional payment arrangements and the use of letters of credit and credit insurance where appropriate. Credit risk also relates to derivative contracts arising from the possibility that a counterparty to an instrument in which the Company has an unrealized gain fails to perform. The Company transacts only with highly-rated counterparties. The Company does not consider the credit risk associated with these financial instruments to be significant.

     FOREIGN EXCHANGE HEDGING

     In 2001, the Company announced its intention to close the Nanisivik Mine in September 2002 (see note 3(g)). Accordingly, foreign exchange contracts totalling US$25,000,000, originally designated as hedges of anticipated 2003 operating costs at the Nanisivik Mine, were no longer considered as effective hedges. Consequently these contracts were being marked to market, resulting in a gain of $608,000 included in gross sales revenue in the year ended December 31, 2002 (2001 - a loss of $3,162,000).

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

     The Company had no foreign exchange contracts outstanding at December 31, 2003, and the following at December 31, 2002:

                                                   US ($000's)      Exchange Rate        Maturity
      --------------------------------------------------------------------------------------------------
       US dollar forward
             sales against Canadian dollar            5,000           Cdn$1.5540           2003

     COMMODITY PRICE RISK

     The profitability of the Company is directly related to the market price of metals produced. The Company reduces price risk by hedging against the price of metals for a portion of its production.

     The main tools available to protect against price risk are forward contracts and options. Various strategies are available using these tools including spot deferred and synthetic puts.

     The Company periodically enters into forward sales to effectively provide a minimum price for a portion of inventories and future production. These contracts are marked to market, and gains and losses are recognized in the relevant period. The Company also periodically enters into written call options. No call options have been entered into in either 2003 or 2002 other than those described below.

     The Company had no contracts outstanding as at December 31, 2002. The following contracts were entered into in 2003 and outstanding as at December 31, 2003:


          December 31, 2003              Quantity           Average Price (US)              Maturity
     --------------------------------------------------------------------------------------------------------
          Zinc forward sale            4,600 tonnes           $969 per tonne                   January 2004
          Silver call options        250,000 ounces          $5.42 per ounce       January  - February 2004
          Gold call options            2,500 ounces           $395 per ounce       January  - February 2004

     INTEREST RATE RISK

     The Company currently has various operating lines of credit and long-term debt that tie interest payments to the bank prime or LIBOR lending rates. Therefore, the Company is exposed to interest rate risk through fluctuations in these interest rates.

9.   RELATED PARTY TRANSACTIONS

     All related party transactions are disclosed elsewhere in these consolidated financial statements (see notes 4, 5 and 6) except for the following:

a) The Company and DSC entered into an agreement in late 1998 for DSC to act as the exclusive financial advisor to the Company. The agreement was for an initial term of one year and thereafter year to year until cancelled, and provided the Company with the right to cancel the agreement. The agreement was terminated by the Company effective December 31, 2000. The unpaid balance of $1,033,000 for the above fees has been deferred to 2004, and is included in short-term debt as at December 31, 2003 and was included in long-term debt as at December 31, 2002 (see note 5).

b) The Company incurred management fees in each of 2003 and 2002 of $250,000 (2001 - $Nil) for services provided by Dundee.

c) At December 31, 2003, the Company has an amount of $544,000 (2002- $Nil) on deposit with DSC.

d) The Company and Black Hawk Mining Inc. ("BHK"), a company under common significant influence by Dundee, entered into an agreement on April 1, 2002, whereby the Company was to manage BHK's mining operation for a fee of US$100,000 (approximately Cdn$157,000) per annum plus a bonus to be calculated based on a formula. This agreement was terminated in 2003. The Company also provides logistic and procurement services to BHK which enables both companies to reduce costs and negotiate favourable terms for the purchase of materials and supplies. The companies shared office space until 2003 and the Company charged BHK for certain administrative services.

           Transactions for the year ended December 31, 2003 for sale of supplies and charges for rent and administrative services to BHK totalled $574,000 (2002 - $1,827,000, 2001 - $913,000). These transactions have been reflected in the statements of operations as cost recoveries and accordingly, as reductions in either direct operating costs or general and administrative expenses. In addition, the Company sold surplus equipment to BHK in 2003 for proceeds of $106,000 (2002 - $146,000, 2001-$Nil).

     Other accounts receivable at December 31, 2003 and 2002 included the following amounts due from BHK:

       ($000's)                                           2003            2002
     --------------------------------------------------------------------------
      For:
         Supplies                                          203             773
         Services                                          112             341
     --------------------------------------------------------------------------
                                                           315           1,114

     Interest was charged on overdue amounts receivable from BHK at commercial rates.

10.  CONTINGENCIES AND COMMITMENTS

     CONTINGENCIES

a) The Company and TOTC, a former subsidiary of the Company, are defendants in an action commenced in the Ontario Court (General Division) on June 18, 1996 by John W. Sheiles, formerly president of TOTC, claiming arrears of base salary, salary in lieu of vacation pay, expenses and commissions aggregating approximately US$185,000 and damages of US$500,000 for wrongful termination of his employment contract. The Company has filed a statement of defense and is of the opinion that the claim is without merit.

b) On October 10, 2002, the Nunavut Water Board ("NWB") issued to CanZinco Ltd. (a wholly-owned subsidiary of the Company) a renewal of its water license, for a period of 5.5 years commencing on October 1, 2002. One of the conditions contained in the renewal license was a requirement that the Company guarantee the financial security required by the license. NWB has established that the amount of security required by the license is $17,600,000. Of that amount, $5,000,000 was previously posted in the form of indemnity bonds pursuant to the expired water license. The issue of the outstanding balance of $12,600,000 was to have been addressed by the Company within 30 days of the issuance of the water license.

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

            As at December 31, 2003, the balance of the accrual for current and long-term reclamation, site restoration and closure costs with respect to the Nanisivik Mine is $3,391,000, net of estimated salvage value of $6,400,000. This accrual includes all obligations that the Company estimates will arise from the requirements of the water license. Any excess in the amount of the unsecured promissory note provided to DIAND over the actual reclamation and closure costs incurred will not result in the recognition of an incremental liability since any such excess would give rise to a financial asset in the form of a receivable from DIAND. This receivable would offset the excess and would be reported net on the balance sheet.

            The indemnity bonds amounting to $5,000,000 expired in July 2003. The Company and DIAND are in the process of replacing these bonds with an additional promissory note for $5,000,000.

c) In 2003, Kalwea Financial Corp., BVI ("Kalwea") commenced an action against the Company and CanZinco Ltd. ("CanZinco"), a subsidiary of the Company for damages in the amount of $560,000 plus additional annual minimum royalty payments of $70,000 each quarter on October 1, January 1, April 1, and July 1, sequentially. Kalwea also claims a transfer of certain mining claims in Restigouche County, New Brunswick. The Company and CanZinco have filed a statement of defense and have counterclaimed for damages in the amount of $840,000 for overpayment of royalties. Kalwea alleges that it is a secured creditor of Marshall Minerals Corp. ("Marshall"), a company with which CanZinco has a royalty agreement arising from the purchase of mining claims in 1995. The Company and CanZinco are of the opinion that Kalwea's claims are without merit. This action has been scheduled for mandatory mediation on March 23, 2004.

d) In accordance with the standard industry practice, the Company seeks to obtain bonding and other insurance in respect of its liability for costs associated with the reclamation of mine, mill and other sites used in its operations and against other environmental liabilities imposed by statute. Due to developments which have affected the insurance and bonding markets worldwide, such bonding and/or insurance may be difficult or impossible to obtain in the future, or may only be available at significant additional cost. In the event that such bonding and/or insurance cannot be obtained by the Company or is obtainable only at significant additional cost, the Company may become subject to financial liabilities, which may affect its financial resources.

e) The Company is also involved in legal proceedings and claims, which arise in the ordinary course of its business. The Company believes these claims are without merit and is vigorously defending them. In the opinion of the management, the amount of ultimate liability with respect to these actions will not materially affect the financial position, results of operations or cash flows of the Company.

f) The Company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

LEASE COMMITMENTS

           The Company is committed to operating leases for business premises and equipment as follows:

         ($000's)
         ---------------------------------------------------------------
         2004                                                       839
         2005                                                       495
         2006                                                       307
         2007                                                       285
         2008                                                       274

11.  SEGMENT INFORMATION

     The Company operates primarily in the mining industry. Operations in the Americas and Tunisia include the production and sale of zinc, lead and copper concentrates which also contain silver and gold. The accounting policies adopted by these segments are the same as those described in the Summary of Significant Accounting Policies (see note 1).

     As the products and services in each of the reportable segments, except for corporate activities, are essentially the same, the reportable segments have been determined at the level where decisions are made on the allocation of resources and capital, and where internal financial statements are available.

SEGMENT INFORMATION

For the Year Ended December 31, 2003
($000's)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             Corporate
Geographic location               Latin America                           Canada                    Tunisia  and Other  Consolidated
------------------------------------------------------------------------------------------------------------------------------------
Operating Segment           El         El                               Bouchard
                          Mochito    Toqui            Nanisivik Caribou -Hebert  Langlois          Bougrine
                           Mine       Mine    Total      Mine     Mine    Mine     Mine      Total   Mine
------------------------------------------------------------------------------------------------------------------------------------
Net revenue                32,588   17,394   49,982       5,660       -   49,286        -   54,946   20,202    (1,120)     124,010
Depreciation and
  depletion                (4,025)  (2,025)  (6,050)          -       -   (9,315)       -   (9,315)  (8,351)     (399)     (24,115)
Reclamation and
  closure costs              (680)    (295)    (975)          -       -     (809)       -     (809)    (493)        -       (2,277)
(Loss) contribution from
  mining activities         3,932   (1,520)   2,412        (200)      -      245        -       45   (6,559)   (1,519)      (5,621)
General and administrative      -        -        -           -       -        -        -        -        -    (5,087)      (5,087)
Interest and financing          -        -        -           -       -        -        -        -        -    (3,321)      (3,321)
Investment and other
  income                        -        -        -           -       -        -        -        -        -       611          611
Foreign exchange gain
  on US dollar denominated
  debt                          -        -        -           -       -        -        -        -        -    11,578       11,578
Write-down of mineral
  properties and fixed
  assets                     (279)       -     (279)          -       -        -        -        -        -         -         (279)
Other non-producing
  property income (costs)       -        -        -        (384) (1,521)       -      (83)  (1,988)       -    10,384        8,396
Income and mining taxes
  (recovery)                  (83)       -      (83)          -       -     (141)       5     (136)     145       915          841
Net earnings (loss)         3,570   (1,520)   2,050        (584) (1,521)     104      (78)  (2,079)  (6,414)   13,561        7,118

Capital expenditures        2,586    5,748    8,334         (36)      -       27    1,659    1,650      606        31       10,621
Identifiable assets        35,332   33,965   69,297       7,266   1,499   20,650   41,182   70,597   24,715    11,026      175,635

Information about major customers
Of the Company's total consolidated net revenue in 2003, revenue from one customer of $48,795,000 originated from the Bouchard-Hebert Mine, and revenue from another customer of $15,126,000 consisted of $7,719,000 that originated from the Bourgrine Mine and $7,407,000 that originated from the El Toqui Mine.

SEGMENT INFORMATION

For the Year Ended December 31, 2002
($000's)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             Corporate
Geographic location               Latin America                           Canada                    Tunisia  and Other  Consolidated
------------------------------------------------------------------------------------------------------------------------------------
Operating Segment           El         El                               Bouchard
                          Mochito    Toqui            Nanisivik Caribou -Hebert  Langlois          Bougrine
                           Mine       Mine    Total      Mine     Mine    Mine     Mine      Total   Mine
------------------------------------------------------------------------------------------------------------------------------------

Net revenue                38,143   22,309   60,452      36,021       -   49,702        -   85,723   22,441         -      168,616
Depreciation and
  depletion                (6,030)  (2,395)  (8,425)     (2,873)      -   (9,125)       -  (11,998)  (7,077)      (65)     (27,565)
Reclamation and
  closure costs              (813)    (135)    (948)       (319)      -     (562)       -     (881)  (1,065)        -       (2,894)
(Loss) contribution from
  mining activities        (2,905)     594   (2,311)     (1,647)      -    3,075        -    1,428   (8,548)      (65)      (9,496)
General and administrative      -        -        -           -       -        -        -        -        -    (6,198)      (6,198)
Interest and financing          -        -        -           -       -        -        -        -        -    (4,761)      (4,761)
Investment and other
  income                        -        -        -           -       -        -        -        -        -       551          551
Foreign exchange gain
  on US dollar denominated
  debt                          -        -        -           -       -        -        -        -        -       669          669
Other non-producing
  property income (costs)       -        -        -           -  (1,678)       -     (107)  (1,785)       -       909        (876)
Income and mining taxes
  (recovery)                  (95)       -      (95)        602       -      (99)       6      509     (165)      (25)         224
Net (loss) earnings        (3,000)     594   (2,406)     (1,045) (1,678)   2,976     (101)     152  (8,713)    (8,920)     (19,887)

Capital expenditures        2,347    2,859    5,206          17      -     1,676      867    2,560    1,966     1,239       10,971
Identifiable assets        47,901   33,667   81,568      17,141   3,587   28,586   38,786   88,100   36,716    16,996      223,380

Information about major customers
Of the Company's total consolidated net revenue in 2002, revenue from one customer of $35,331,000 consisted of $33,686,000 that originated from the Bouchard-Hebert Mine, and $1,645,000 that originated from the El Mochito Mine.


For the Year Ended December 31, 2001
($000's)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             Corporate
Geographic location               Latin America                           Canada                    Tunisia  and Other  Consolidated
------------------------------------------------------------------------------------------------------------------------------------
Operating Segment           El         El                               Bouchard
                          Mochito    Toqui            Nanisivik Caribou -Hebert  Langlois          Bougrine
                           Mine       Mine    Total      Mine     Mine    Mine     Mine      Total   Mine
------------------------------------------------------------------------------------------------------------------------------------

Net revenue                33,643   22,400   56,043      27,519       -   51,360        -   78,879   26,879         -      161,801
Depreciation and
  depletion                (5,902)  (3,053)  (8,955)     (4,075)      -   (6,326)       -  (10,401)  (8,529)      (95)     (27,980)
Reclamation and
  closure costs              (818)     (65)    (883)       (255)    (81)  (1,924)       -   (2,260)    (983)        -       (4,126)
(Loss) contribution from
  mining activities        (6,564)    (733)  (7,297)    (20,276)    (81)   7,737        -  (12,620)  (3,480)      (95)     (23,492)
General and
  administrative                -        -        -           -       -        -        -        -        -    (7,481)      (7,481)
Interest and financing          -        -        -           -       -        -        -        -        -    (8,015)      (8,015)
Investment and other
  income                        -        -        -           -       -        -        -        -        -     9,293        9,293
Foreign exchange loss on
  US dollar denominated
  debt                          -        -        -           -       -        -        -        -        -    (4,720)      (4,720)
Write-down of mineral
  properties and fixed
  assets                   (2,505)       -   (2,505)    (11,252)(53,450)       -        -  (64,702)       -    (3,074)     (70,281)
Other non-producing
  property costs             (115)       -     (115)          -  (2,147)       -     (462)  (2,609)       -      (452)      (3,176)
Foreign exchange hedging
  loss                          -        -        -      (3,162)      -        -        -   (3,162)       -         -       (3,162)
Income and mining taxes       (27)       -      (27)        155       -      467       28      650        2      (649)         (24)
Net (loss) earnings        (9,211)    (733)  (9,944)    (34,535)(55,678)   8,204     (434) (82,443)  (3,478)  (15,193)    (111,058)

Capital expenditures        2,442    5,471    7,913       3,932    (544)   1,701    4,141    9,230    3,015     1,504       21,662
Identifiable assets        48,698   34,161   82,859      35,645   3,826   33,242   39,632  112,345   43,569    12,796      251,569

Information about major customers
Of the Company's total consolidated net revenue in 2001, revenue from one customer of $29,090,000 consisted of $23,745,000 that originated from the Bouchard-Hebert Mine, $2,842,000 that originated from the El Mochito Mine and $2,503,000 that originated from the El Toqui Mine. Revenue from another customer of $16,401,000 consisted of $5,719,000 that originated from the El Mochito Mine, $2,807,000 that originated from the Bougrine Mine, $4,074,000 that originated from the Bouchard-Hebert Mine and $3,801,000 that originated from the Nanisivik Mine.

12.  ANALYSIS OF CHANGES IN NON-CASH WORKING CAPITAL ITEMS

      ($000's)
                                                         ---------------------------------------
                                                               2003          2002         2001
                                                         ---------------------------------------
      Accounts receivable - concentrate                       8,376       (13,976)       8,496
      Other receivables                                       1,271          (654)       8,631
      Concentrate and materials and supplies inventory        2,541        25,200       17,390
      Short-term investments                                      -             -        4,158
      Prepaid expenses and other current assets                (145)          183        1,058
      Provisional payments for concentrate inventory
       shipped and not priced                                (6,105)      (18,108)      (7,519)
      Accounts payable and accrued liabilities               (2,630)       (2,963)      10,772
      Income and mining taxes payable                          (129)         (880)        (526)
                                                         ---------------------------------------
                                                              3,179       (11,198)      42,460
                                                         ---------------------------------------

13.  EARNINGS (LOSS) PER SHARE

     Basic Earnings (Loss) per Share ("EPS") has been calculated using the weighted-average number of shares outstanding during the year. The diluted EPS gives effect to the exercise of all outstanding options and warrants. Diluted earnings per common share data is not presented in 2002 and 2001, as the exercise of options would not have been dilutive in those years.

     The calculation of diluted earnings per share has been computed using the treasury stock method which assumes that options and warrants with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the period, or time of issue. In applying the treasury stock method, options and warrants with an exercise price greater than the average quoted market price of the Common Shares are not included in the calculation of diluted earnings per share as the effect is anti-dilutive. The average quoted market price of the Common Shares during 2003 was $0.32 (2002 - $0.20, 2001 - $0.86).

     On May 1, 2002, the Company completed a rights issue with an exercise price of $0.20 per share. The market value of the Common Shares on April 2, 2002, the day prior to trading ex-rights was $0.37 per share. As a result of the bonus element in the rights issue, the basic loss per share in 2002 and 2001 and the weighted-average number of Common Shares outstanding in those years have been adjusted retroactively as follows:

                                                                      2003         2002         2001
     ------------------------------------------------------------------------------------------------
     Earnings (loss) per share - before bonus element                $0.03      ($0.12)      ($1.20)
     Earnings (loss)  per share - after bonus element                $0.03      ($0.12)      ($0.92)
     Diluted earnings per share - before bonus element               $0.03          N/A          N/A
     Diluted earnings per share - after bonus element                $0.03          N/A          N/A
     (000's)
     ------------------------------------------------------------------------------------------------
     Weighted-average number of shares outstanding                 211,411      159,684       92,560
     Additional shares due to bonus element                              -        9,390       27,606
     ------------------------------------------------------------------------------------------------
     Weighted average number of Common Shares
        Outstanding after bonus element                            211,411      169,074      120,166
     ------------------------------------------------------------------------------------------------
     Incremental shares on assumed exercise of options and
     warrants                                                       10,259          601           20
     ------------------------------------------------------------------------------------------------
     Weighted average number of Common Shares used for
     diluted earnings per sahre                                    221,670      169,675      120,186
     ------------------------------------------------------------------------------------------------

14.  SUBSEQUENT EVENTS

     a) On January 28, 2004, the Company completed the sale of 57,142,858 units to a syndicate of underwriters at a purchase price of $0.70 per unit, for net proceeds of $37,326,000, net of costs of issue of approximately $2,674,000. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant. Each whole warrant entitles the holder to acquire one Common Share at a price of $1.00 at any time until January 28, 2009. The Company plans to use the net proceeds for the development of the Langlois Mine, debt repayment, working capital and general corporate purposes.

     b) On February 16, 2004, the Company signed a letter of intent with Boliden AB ("Boliden") to purchase all the outstanding shares of Boliden Westmin (Canada) Limited ("BWCL"). BWCL is the owner of the Myra Falls Mine, a zinc, copper and gold mine in British Columbia. The acquisition of BWCL will be exclusive of the Premier Gold property and certain other assets and liabilities of BWCL. The general terms of the proposed acquisition include the Company issuing 18,000,000 Common Shares and 5,000,000 warrants, exercisable at $1.00 per Common Share until January 28, 2009.

15.  RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

     Material variations between balance sheet items and statements of operations items as shown in the consolidated financial statements under Cdn. GAAP and the amounts determined using U.S. GAAP are as follows:

                                                 Short-term                           Accounts
                                      Mineral   Investments              Reclamation  Payable
                                    Properties (included in              and Closure    and           Other
(Expressed in thousands              and Fixed Cash and Cash  Restricted    Costs      Accrued    Comprehensive
of Canadian dollars)                   Assets   Equivalents      Cash      Accruals  Liabilities  Income (Loss)  Deficit
CONSOLIDATED BALANCE SHEETS
As at December 31, 2003
As shown in the consolidated
  financial statements under
  Cdn. GAAP                           $107,341         $49         $   -    $12,070    $19,456             $ -   ($171,737)
Shares issued to promoters or
  shareholders in exchange for
  non-monetary assets (a)               (1,289)                                                                     12,917
Adjustment relating to
  stock-based compensation to
  non-employees (b(i))                                                                                                 (48)
Adjustment relating to stock-based
compensation to senior
  officer (b(ii))                                                                                                     (156)
Adjustment relating to write-down
  of El Toqui Mine (c)                  (2,130)                                                                     (2,130)
Adjustment relating to exploration
  expenditures (d)                      (7,808)                                                                     (7,808)
Adjustment relating to unrealized
  gains on short-term
  investments (f)                                       18                                                  18
Adjustment relating to asset
  retirement obligations (j)             3,674                               22,183       (695)            567     (18,381)
Adjustment relating to
  flow-through shares (k)                             (742)          742                   142
Adjustment to reclassify
  cumulative translation
  adjustment (i)                                                                                        (3,889)
---------------------------------------------------------------------------------------------------------------------------
According to U.S. GAAP                 $99,788       ($675)        $742     $34,253    $18,903         ($3,304)  ($187,343)
===========================================================================================================================

As at December 31, 2002
As shown in the consolidated
  financial statements under
  Cdn. GAAP                           $134,882          $30        $  -     $      -   $25,577             $ -   ($178,855)
Shares issued to promoters or
  shareholders in exchange for
  non-monetary assets (a)               (1,568)                                                                     12,638
Adjustment relating to stock-based
  compensation to non-employees
  (b(i))                                                                                                               (48)
Adjustment relating to stock-based
  compensation to senior
  officer (b(ii))                                                                                                     (156)
Adjustment relating to write-down
  of El Toqui Mine (c)                  (2,287)                                                                     (2,287)
Adjustment relating to
  exploration expenditures (d)          (7,129)                                                                     (7,129)
Adjustment relating to unrealized
  gains on short-term
  investments (f)                                       142                                                142
Adjustment to reclassify cumulative
  translation adjustment (i)                                                                            14,492
---------------------------------------------------------------------------------------------------------------------------
According to U.S. GAAP                $123,898         $172        $  -     $      -   $25,577         $14,634   ($175,837)
===========================================================================================================================

(Continued)

                                                      Cumulative
(Expressed in thousands                Contributed   Translation     Capital
of Canadian dollars)                     Surplus      Adjustment      Stock

CONSOLIDATED BALANCE SHEETS
As at December 31, 2003
As shown in the consolidated
  financial statements under
  Cdn. GAAP                               $1,582       ($3,889)      $287,743
Shares issued to promoters or
  shareholders in exchange for
  non-monetary assets (a)                                             (14,206)
Adjustment relating to
  stock-based compensation to
  non-employees (b(i))                        48
Adjustment relating to stock-based
compensation to senior
  officer (b(ii))                            156
Adjustment relating to write-down
  of El Toqui Mine (c)
Adjustment relating to exploration
  expenditures (d)
Adjustment relating to unrealized
  gains on short-term
  investments (f)
Adjustment relating to asset
  retirement obligations (j)
Adjustment relating to
  flow-through shares (k)                                                (142)
Adjustment to reclassify
  cumulative translation
  adjustment (i)                                         3,889
-------------------------------------------------------------------------------
According to U.S. GAAP                    $1,786            $0       $273,395
===============================================================================

As at December 31, 2002
As shown in the consolidated
  financial statements under
  Cdn. GAAP                               $1,582       $14,492       $257,759
Shares issued to promoters or
  shareholders in exchange for
  non-monetary assets (a)                                             (14,206)
Adjustment relating to stock-based
  compensation to non-employees
  (b(i))                                      48
Adjustment relating to stock-based
  compensation to senior
  officer (b(ii))                            156
Adjustment relating to write-down
  of El Toqui Mine (c)
Adjustment relating to
  exploration expenditures (d)
Adjustment relating to unrealized
  gains on short-term
  investments (f)
Adjustment to reclassify cumulative
  translation adjustment (i)                           (14,492)
-------------------------------------------------------------------------------
According to U.S. GAAP                    $1,786            $0       $273,395
===============================================================================


   CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of Canadian dollars, except for per share            2003          2002          2001
information)
--------------------------------------------------------------------------------------------------------------
Earnings (loss) as shown in the consolidated financial
    statements under Cdn. GAAP                                             $7,118     ($19,887)    ($111,058)
Additional (expense) income:
Adjustment to depletion in connection with shares
    issued to promoters or shareholders (a)                                   279           347           472
Adjustment to recognize stock-based compensation to non-employees
(b(i))                                                                          -             -          (48)
Adjustment to recognize stock-based compensation to senior
officer (b(ii))                                                                 -             -         (156)
Adjustment  relating to write-down of the El Toqui Mine, (2001 -
Nanisivik Mine) (c)                                                             -       (2,287)         (305)
Adjustment relating to depreciation and depletion (c)                         158            73            69
Adjustment relating to write-off of exploration expenditures (d)            (837)       (2,150)       (3,772)
Adjustment relating to ARO - depreciation and depletion (j)               (1,849)             -             -
Adjustment relating to ARO - net adjustment to reclamation
expenses (j)                                                              (2,305)             -             -
Adjustment relating to ARO - accretion (j)                                (2,118)             -             -
Cumulative effect of change in accounting principle (j )                 (12,109)             -             -
Adjustment for mark-to-market of Hedge Contract Liability (h)                   -             -         1,431
Adjustment to write-off deferred losses on foreign exchange
hedging contracts (h)                                                           -             -       (2,003)
--------------------------------------------------------------------------------------------------------------
Net Loss under U.S. GAAP                                                ($11,663)     ($23,904)    ($115,370)
==============================================================================================================

Basic loss per share under U.S. GAAP
                                                                          ($0.06)       ($0.14)       ($0.96)
Diluted earnings per share under U.S. GAAP                                   $N/A          $N/A          $N/A
Effect of U.S. GAAP adjustments on basic loss per share                    ($0.09)       ($0.02)       ($0.04)

CONSOLIDATED STATEMENTS OF OPERATIONS PRESENTATION:

Under U.S. GAAP, the measure "Loss from Mining Activities" is not a recognized term and would therefore not be presented. "Loss from Mining Activities" when adjusted for the items in the table below is comparable to the terminology "Loss from operations" under U.S. GAAP.

The following table reconciles "Loss from Mining Activities under Cdn. GAAP" to "Loss from operations under U.S. GAAP"


(Expressed in thousands of Canadian dollars)                                2003              2002              2001
---------------------------------------------------------------------------------------------------------------------
Loss from Mining Activities under Cdn. GAAP                       $      (5,621)    $      (9,496)    $     (23,492)
General and administrative                                               (5,087)           (6,198)           (7,481)
Write-down of mineral properties and fixed assets                          (279)                 -          (70,281)
Other  non-producing property income (costs)                               8,396             (876)           (3,176)
Aggregate adjustments for U.S. GAAP (see Statements
of Operations above)                                                    (18,781)           (4,017)           (4,312)
=====================================================================================================================
Loss from operations under U.S. GAAP                              $     (21,372)     $    (20,587)    $     (108,742)
=====================================================================================================================


For U.S. GAAP purposes, the components of non-operating income (loss) are as follows:
(Expressed in thousands of Canadian dollars)                               2003              2002              2001
---------------------------------------------------------------------------------------------------------------------
Interest and financing                                            $      (3,321)     $      (4,761)     $      (8,015)
Investment and other income                                                 611                551              9,293
Foreign exchange gain (loss) on US dollar
denominated debt                                                         11,578                669             (4,720)
Foreign exchange hedging loss                                                 -                  -             (3,162)
---------------------------------------------------------------------------------------------------------------------
Non-operating income (loss) for U.S. GAAP                         $       8,868      $      (3,541)     $      (6,604)
======================================================================================================================


The following table reconciles "Net loss under U.S. GAAP" to "Comprehensive loss under U.S. GAAP"
(Expressed in thousands of Canadian dollars)                            2003                2002               2001
---------------------------------------------------------------------------------------------------------------------
Net loss under U.S. GAAP                                          $     (11,663)     $     (23,904)     $    (115,370)
Change in cumulative translation adjustments account                    (17,814)            (2,353)             6,873
Adjustment relating to unrealized gains on short-term
  investments                                                              (124)               142                430
---------------------------------------------------------------------------------------------------------------------
Comprehensive loss under U.S. GAAP                                $     (29,601)     $     (26,115)     $    (108,067)
=====================================================================================================================

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

     Also, the sub-total within the caption "Cash (Used for) provided from operating activities" under "Operating Activities" is not permitted; therefore the reader should disregard the sub-total of $19,270,000, $13,773,000 and ($5,362,000) for 2003, 2002 and 2001, respectively for U.S. GAAP purposes.

DIFFERENCES BETWEEN CDN. GAAP AND U.S. GAAP

a. TRANSFER OF NON-MONETARY ASSETS FROM PROMOTERS OR SHAREHOLDERS IN EXCHANGE FOR SHARES

     Under Cdn. GAAP, non-monetary assets acquired in exchange for Common Shares should be valued at the fair value of the consideration given, unless the fair value of the consideration given is not clearly evident, in which case the acquisition should be accounted for at the fair value of the net assets acquired.

     The Securities and Exchange Commission's interpretative response to U.S. Accounting Principles Board Opinion No. 29 requires that non-monetary assets transferred from promoters or shareholders in exchange for Common Shares be recorded at the transferor's historical cost.

b.   ACCOUNTING FOR STOCK-BASED COMPENSATION

     i) Under U.S. GAAP, options granted to non-employees would be fair valued and accounted as compensation expense. Under current Cdn. GAAP, effective January 1, 2002, options granted to non-employees are also valued under the fair value method. However, in accordance with Cdn. GAAP in effect prior to January 1, 2002, the Company did not recognize compensation expense for options granted to non-employees. For purposes of determining compensation expense to non-employees under U.S. GAAP for 2001, the fair value of each option grant has been estimated at the balance sheet date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

       ------------------------------------------- ----------------------
       Expected life (years)                                   1.58
       ------------------------------------------- ----------------------
       Risk free interest rate                                 5.25%
       ------------------------------------------- ----------------------
       Expected volatility                                     136%
       ------------------------------------------- ----------------------
       Dividend yield                                           0%
       ------------------------------------------- ----------------------

     ii) During 2001, as part of an employment agreement with a former senior officer, the Company had granted stock options to this individual, which fully vested on the date of the grant. Under Cdn. GAAP, the Company accounted for the options in accordance with the Company's accounting policy for stock options. Under U.S. GAAP, the direct award of stock would be accounted for at the fair value of the stock on the date of the award. The fair value of each option grant has been estimated at the balance sheet date using the Black-Scholes option-pricing model with assumptions of a 1.58-year expected life, risk free interest rate of 5.25 percent, an expected volatility of 136 percent and an dividend yield of 0 percent.

     iii) The Company does not recognize compensation expense for its stock-based compensation plans under either U.S. or Cdn. GAAP. Had compensation cost for the stock option plans been determined based upon fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123 - "Accounting for Stock-Based Compensation" and SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment to SFAS 123", the Company's pro forma net loss and loss per share would have been as follows:

       ------------------------------------------------------------------ --------------- ---------------- ---------------
       (Expressed in thousands of Canadian dollars, except per                2003             2002            2001
             share amounts)
       ------------------------------------------------------------------ --------------- ---------------- ---------------
       Net loss applicable to common shares per U.S. GAAP
             As reported                                                     ($11,663)        ($23,904)       ($115,370)
             Add: Stock compensation costs                                       (274)            (183)            (543)
       ------------------------------------------------------------------ --------------- ---------------- ---------------
             Pro forma                                                       ($11,937)        ($24,087)       ($115,913)
       ------------------------------------------------------------------ --------------- ---------------- ---------------
       Loss per share, basic and diluted
             As reported                                                       ($0.06)          ($0.14)          ($0.96)
             Pro forma                                                         ($0.06)          ($0.15)          ($1.25)
       ------------------------------------------------------------------ --------------- ---------------- ---------------

         The fair value of each option grant is estimated at the balance sheet date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

       ----------------------------------- -----------------------------------------------------------
                                                                Years ended December 31,
       ----------------------------------- -----------------------------------------------------------
                                                    2003                2002                 2001
       ----------------------------------- ------------------ -------------------- -------------------
          Expected life (years)                      10                  10                   10
       ----------------------------------- ------------------ -------------------- -------------------
          Risk free interest rate                  4.62%                5.21%               5.25%
       ----------------------------------- ------------------ -------------------- -------------------
          Expected volatility                       46%                  62%                 136%
       ----------------------------------- ------------------ -------------------- -------------------
          Dividend yield                             0%                  0%                   0%
       ----------------------------------- ------------------ -------------------- --------\-----------

         Effective January 1, 2004, for Cdn. GAAP purposes, the Company will recognize all employee stock-based compensation as an expense in accordance with the CICA handbook section 3870 - "Stock-based compensation and other stock-based payments".

c)   WRITE-DOWN OF MINERAL PROPERTIES AND FIXED ASSETS

     Following an evaluation of the Company's mineral properties and fixed assets on the basis set out in Note 1 of the Company's 2003 consolidated financial statements, the Company determined that no write-down was required in 2003 (2002 - $2,287,000, 2001 - $305,000) as a result of applying SFAS 144,
"Accounting for the impairment or disposal of long-lived assets". In 2002 and 2001, differences in the amount of write-down arose from the requirement under U.S. GAAP to discount future cash flows from impaired properties. Under Cdn. GAAP, future cash flows from impaired properties are not discounted. As a consequence of the difference in impairment write-downs, under U.S. GAAP, depreciation and depletion would be reduced in 2003 by $158,000 ($73,000 in 2002, and $69,000 in 2001).

d)   EXPLORATION EXPENDITURES

     Under Cdn. GAAP, the Company defers certain exploration expenditures. When the properties are brought into commercial production, the deferred costs are amortized on the unit-of-production basis. If the properties are abandoned or sold, the deferred expenditures are expensed at that time. The Securities and Exchange Commission published interpretations with respect to the extractive industry and have stated that under U.S. GAAP exploration expenditures during the exploration stage prior to determination of the existence of commercially mineable ore bodies are required to be expensed as incurred. Prior to 2000, for U.S. GAAP purposes the Company deferred such costs. Under U.S. GAAP, the Company expenses exploration costs of non-producing properties as incurred.

e.   COMPREHENSIVE INCOME (LOSS)

     Under SFAS No. 130, "Reporting Comprehensive Income", all components of comprehensive income (loss) are to be reported in the period in which they are recognized. It requires that an entity classify items of other comprehensive income by their nature in a financial statement and disclose the accumulated balance of other comprehensive income separately from retained earnings (deficit) and additional paid up capital.

f.   SHORT-TERM INVESTMENTS

     Under Cdn. GAAP, unrealized gains (losses) on short-term investments are not recorded. Under U.S. GAAP, unrealized gains (losses) on short-term investments are recorded in other comprehensive income.

g.   DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     On January 1, 2001, the Company adopted the Financial Accounting Standards Board ("FASB") Statement No.133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), and the corresponding amendments under FASB Statement No.138 ("SFAS 138"). SFAS 133 requires that all derivative financial instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity (as a component of other comprehensive income), depending on whether the derivative is being used to hedge changes in the fair value or cash flows. SFAS 138 amends certain provisions of SFAS 133 to clarify four areas of implementation.

     The cumulative effect of adopting SFAS 133, as amended by SFAS 138, did not have a material impact on the Company's consolidated results of operations, financial position, or cash flows.

     Under both Cdn. and U.S. GAAP, except for the hedge contract liability and deferred losses on foreign exchange hedge contracts as described below, the Company marked to market its derivative instruments and the resulting unrealized gains (losses) have been charged to income in the relevant year.

h.   DEFERRED LOSSES ON FOREIGN EXCHANGE HEDGING CONTRACTS

     Foreign exchange hedges totalling US$26,000,000 designated as hedges of 2002 operating costs at the Nanisivik Mine, matured in 2001 resulting in the realization of losses of $2,003,000, which amounts were deferred under Cdn. GAAP until the related costs were recognized in 2002 (see Note 8 to the Company's consolidated financial statements as at December 31, 2003). Under U.S. GAAP, these losses did not qualify for hedge accounting and, accordingly, were charged to income in the year incurred.

i.   CUMULATIVE TRANSLATION ADJUSTMENTS ACCOUNT

     Under Cdn. GAAP, the unrealized translation gains and losses on the Company's net investment in self-sustaining operations translated using the current rate method accumulate in a separate component of shareholders' equity described as "Cumulative translation adjustment" on the consolidated balance sheet. Under U.S. GAAP, such unrealized foreign exchange gains and losses would not accumulate in a separate component of shareholders' equity but rather as an adjustment to accumulated other comprehensive income.

j.   ASSET RETIREMENT OBLIGATIONS

     Under Cdn. GAAP, the Company provides for estimated reclamation and site restoration costs, where reasonably determinable, net of salvage value, on a unit-of-production basis over the estimated economic life of the related mine. Costs are based on engineering estimates of the anticipated method and extent of site restoration. In 2003, the CICA issued Handbook Section 3110 - "Asset Retirement Obligations" ("CICA 3110"), which is consistent with SFAS 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). The standard provides for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. It addresses obligations required to be settled as a result of an existing law, regulation or contract related to asset retirements. The new CICA standard is applicable for fiscal years beginning January 1, 2004. Upon adoption, CICA 3110 will require retroactive restatement of all comparative periods.

     On January 1, 2003, for U.S. GAAP, the Company adopted SFAS 143, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. For the purposes of applying SFAS 143, asset retirement obligations are based principally on legal and regulatory requirements associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. When the liability is initially recorded, a corresponding increase in the carrying amount of the related asset is generally recorded and then depreciated over the life of the asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Under SFAS 143, accretion is charged against earnings during the life of the mine and afterwards until all obligations have been settled. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The cumulative effect of adopting SFAS 143 was to increase mineral properties and fixed assets by $3,674,000, increase reclamation and closure costs accruals by $22,183,000, decrease accounts payable and accrued liabilities by $695,000, increase other comprehensive income by $567,000 and to record a one-time charge of $12,109,000 ($0.06 per share) to earnings in the year ended December 31, 2003. Following the adoption of SFAS 143, the total amount of recognized liabilities for asset retirement obligations was $34,253,000. If the change had occurred on January 1, 2002, the cumulative effect would have resulted in an increase in mineral properties and fixed assets of $6,096,000, an increase of $19,283,000 in reclamation and closure costs accruals, a decrease in accounts payable and accrued liabilities of $1,197,000 and a one-time charge of $8,609,000 ($0.05 per share) to earnings in the year ended December 31, 2002.

k.   FLOW-THROUGH SHARES

     Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issue of flow-through shares using the deferral method in accordance with Cdn. GAAP. At the time of issue, the funds received are recorded as share capital. No qualifying expenditure was incurred in 2003. For U.S. GAAP, the premium paid in excess of the market value of $750,000 is credited to accounts payable and accrued liabilities and will be included in income as the qualifying expenditures are made. The flow-through fund, which is unexpended at December 31, 2003, is considered to be restricted and is not considered to be cash or cash equivalents under U.S. GAAP.

l.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Included in accounts payable and accrued liabilities are amounts for accounts payable and accrued expenses, respectively, as follows:

         ($000's)                                                    2003      2002
      ------------------------------------------------------------------------------
       Accounts payable                                           $11,147   $13,070
         Payroll and severance accrual                              2,921     5,183
         Utilities cost accrual                                       854     2,589
         Management fees accrual                                      500         -
         Mark-to-market of metal forward sale and call options        708         -
         Deferred foreign exchange hedge accrual                        -       170
         Reclamation and closure cost accruals - current portion      133     2,161
         Financing cost accrual                                         -        17
         Capital taxes accrual                                         65       168
         Other accruals                                             2,575     2,219
      ------------------------------------------------------------------------------
                                                                  $18,903   $25,577

m.   RECENT ACCOUNTING PRONOUNCEMENTS

U.S. STANDARDS

     In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which addresses issues relating to the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS 146 is effective for exit and disposals activities initiated after December 31, 2002 and requires that these costs be recognized when the liability is incurred and not at project initiation. The Company has determined that this standard has no impact on its financial statements.

     In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51 - Consolidated Financial Statements to those entities defined as "Variable Interest Entities" (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of a "controlling financial interest" or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003. In December 2003, the FASB issued FIN 46(R), amending the guidance in FIN 46 as well as the related transition guidance. FIN 46(R) is effective for the first reporting period that ends after March 15, 2004. The Company does not conduct any transactions through special purpose entities and does not expect the amended standard will have any impact on its financial statements.

CANADIAN STANDARDS

     In 2002, the Canadian Institute of Chartered Accountants' ("CICA") Handbook
Section 3063 "Impairment of Long Lived Assets" was amended to harmonize with SFAS 144. The standard requires that an impairment loss be recognized when the carrying amount of an asset held for use exceeds the sum of the future anticipated undiscounted cash flows. The impairment loss would be measured as the amount by which the carrying amount exceeds the fair value of the asset.
Section 3063 is effective for fiscal years beginning on or after April 1, 2003. The Company does not expect the standard will have any impact on its financial statements.

     In 2002, the Accounting Standards Board of the CICA issued Accounting Guideline No. 13 "Hedging Relationships" that increases the documentation, designation and effectiveness criteria to achieve hedge accounting. The guideline requires the discontinuance of hedge accounting for hedging relationships established that do not meet the conditions at the date it is first applied. It does not change the method of accounting for derivatives in hedging relationships, but requires fair value accounting for derivatives that do not qualify for hedge accounting. The new guideline is applicable for fiscal years commencing July 1, 2003. The Company is of the opinion that this standard does not have any impact on its results of operations and financial position.

     In June 2003, the CICA issued Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" ("AcG 15") which is similar to FIN 46(R). AcG 15 is effective for reporting periods beginning on or after November 1, 2004. The Company does not expect the standard will have any impact on its financial statements.

     In July 2003, the CICA issued Handbook Section 1100 "Generally Accepted Accounting Principles" ("CICA 1100") and Handbook Section 1400 "General Standards of Financial Statement Presentation" ("CICA 1400"). CICA 1100 describes what constitutes Cdn. GAAP and its sources. CICA 1400 clarifies what constitutes fair presentation in accordance with generally accepted accounting principles. Both sections are effective for fiscal years beginning on or after October 1, 2003. The Company is currently evaluating the potential impact these standards may have on its results of operations, financial position and note disclosures.

     In December 2003, the Emerging Issues Committee of the CICA issued EIC-141 "Revenue Recognition" and EIC-142, "Revenue arrangements with multiple deliverables". EIC-141 harmonizes with SAB 101 in the United States. EIC-142 will harmonize with recently issued EITF 00-21 on multiple-element arrangements. EITF 00-21 supercedes the multiple-element guidance under SAB 101. EIC-141 and EIC-142 are effective for interim or annual fiscal periods beginning subsequent to December 17, 2003. The Company is of the opinion that this standard does not have any impact on its results of operations and financial position.

     The terms "proven and probable reserves", "development", and "production" have the same meaning under both U.S. and Cdn. GAAP. In addition, mining related costs are only capitalized after proven and probable reserves have been designated under both U.S. and Cdn. GAAP.


ITEM 18. FINANCIAL STATEMENTS

     Not applicable.

ITEM 19. EXHIBITS

     Exhibit Table and Index to Exhibits

     (A) refers to documents previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2001.
     (B) refers to a document previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2002.
     (C) refers to a document previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2001.
     (D) refers to a document previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2001.

     Exhibits in parentheses are references to the Exhibit No. of the filing indicated.

     Exhibit
     Number

     1       Articles of Incorporation and By-laws

     1.1     Articles (A)(Exhibit 1-1)
     1.2 By-laws No. 1 as amended and restated and as in effect on the date hereof (B)(Exhibit 1-2)

     4(a)    Material Contracts

     4(a)(1) Third Further Amended and Restated Credit Agreement
             (Exhibit 4(a)(1))
     4(c)    Compensatory Plans and Arrangements

     4(c)(1) Employment agreement - Colin K. Benner(Exhibit 4(c)(1)) 4(c)(2) Termination Agreement - Gordon F. Bub(C)(Exhibit 4(c)(1)) 4(c)(3) Share Incentive Plan (D)(Exhibit 4(c)(2))

     21.1    Subsidiaries

     31 Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

     32 Certification of C.E.O. and C.F.O. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     Signatures

     The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused the undersigned to sign this annual report on its behalf.

                                          Breakwater Resources Ltd.

     May 18, 2004                         /s/ Colin K. Benner
                                          -------------------------------------

                                          Colin K. Benner
                                          President and Chief Executive Officer