Form 20-F/A
period 2003-12-31
BREAKWATER RESOURCES LTD
filed 2005-03-31
CIK 782875

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

                 For the fiscal year ended     DECEMBER 31, 2003
                                           -------------------------

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

            For the transition period from ___________ to ___________

                        Commission file number    782875
                                               -----------

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

                                 COMMON SHARES
            --------------------------------------------------------
                                (Title of Class)

                                 NOT APPLICABLE
            --------------------------------------------------------
                                (Title of Class)

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                  COMMON SHARES
            --------------------------------------------------------
                                (Title of Class)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                   285,789,527

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

         Yes  (X)                                         No  ( )

INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW.

         Item 17 (X)                                      Item 18 ( )

EXPLANATORY NOTES

A)      INTRODUCTION

This amendment on Form 20-F/A ("Form 20-F/A") to the Annual Report on Form 20-F ("Original Form 20-F") for the year ended December 31, 2003, as filed on May 21, 2004 with the U.S. Securities and Exchange Commission ("SEC") consists of a cover page, these explanatory notes, the signature page, Item 17, and the required certifications of the Chief Executive Officer and Chief Financial Officer. This Form 20-F/A amends and restates Item 17 of the Original Form 20-F to give effect to the amendment and restatement in Note 15 entitled "Reconciliation with United States Generally Accepted Accounting Principles" of 2002 U.S. GAAP Consolidated Statement of Operations ("2002 U.S. GAAP Consolidated Statement of Operations"). Accordingly, except for (a) the table of attachments immediately preceding the Management's Report, (b) the Restatement of the 2002 U.S. GAAP Consolidated Statement of Operations in Note 15 in this Form 20-F/A, (c) the independent registered chartered accountants' report relating to Note 15, and (d) the comments by auditors for U.S. readers on Canada-U.S. reporting differences relating to Note 15, all information presented in the Original Form 20-F and Form 20-F/A including forward looking statements is as at the date of Original Form 20-F and the information has not been updated for events subsequent to that date of the filing of the Original 20-F.

This Form 20-F/A amends and restates in its entirety Items 17 of the Original Form 20-F, and no other information included in the Original Form 20-F for fiscal year ended December 31, 2003 is amended hereby. This Amendment does not amend the registrants' Annual Reports on Form 20-F filed with the SEC for the year ended December 31, 2002 or any prior period. In addition, the Company has not amended any financial information furnished to the SEC under cover of Form 6-K for any period to reflect the Restatement of 2002 U.S. GAAP Consolidated Statement of Operations. The Restatement of 2002 U.S. GAAP Consolidated Statements of Operations in such documents has been superseded by the Restatement of 2002 U.S. GAAP Consolidated Statements of Operations in this Form 20-F/A.

B) Restatement of the Company's 2002 U.S. GAAP Consolidated Statements of Operations

The Company's 2002 net income prepared in accordance with U.S. GAAP has been revised to reflect the reversal of the deferred losses on foreign exchange hedging contracts of $2,003,000 which was deferred under Cdn. GAAP until 2002 when the related costs were recognized in income (see note 15 (h) in the consolidated financial statements). Under U.S.GAAP, these losses were not deferred and, therefore, were previously recognized in 2001 in accordance with SFAS 133. This adjustment resulted in decreasing the U.S. GAAP net loss by $2,003,000 to a net loss of $21,901,000 and reducing the basic and diluted loss per share by $0.01 for a revised basic loss per share of $0.13. Specifically, the following amendments relating to the comparative financial information for 2002 were made:

---------------------------------- -------------------------- --------------------------
Description (under U.S. GAAP)      Original Amounts ($`000)   Restated Amounts ($'000)
---------------------------------- -------------------------- --------------------------
Net Loss                           23,904                     21,901
---------------------------------- -------------------------- --------------------------
Basic and Diluted Loss Per Share   0.14                       0.13
---------------------------------- -------------------------- --------------------------
Effect of U.S. GAAP Adjustment     0.02                       0.01
on Basic Loss Per Share
---------------------------------- -------------------------- --------------------------
Aggregate Adjustment               (4,017)                    (2,014)
---------------------------------- -------------------------- --------------------------
Loss from Operation                (20,587)                   (18,584)
---------------------------------- -------------------------- --------------------------
Comprehensive Loss                 (26,115)                   (24,112)
---------------------------------- -------------------------- --------------------------

ITEM 17.  FINANCIAL STATEMENTS

The consolidated financial statements of the Company and the report thereon by its independent registered chartered accountants listed below, are attached hereto as follows:

-------- -------------------------------------------------------------------------------------------------------------
1.       Independent Registered Chartered Accountants' Report of the Company dated as of February 27, 2004, except as to Note 15 which is as of April 8, 2004, and the restatement note within Note 15 which is as of
         February 24, 2005
-------- -------------------------------------------------------------------------------------------------------------
2.       Consolidated Balance Sheets of the Company as at December 31, 2003 and December 31, 2002.
-------- -------------------------------------------------------------------------------------------------------------
3.       Consolidated Statements of Operations and Deficit of the Company for the years ended December 31, 2003,
         2002 and 2001.
-------- -------------------------------------------------------------------------------------------------------------
4.       Consolidated Statements of Cash Flows of the Company for the years ended December 31, 2003, 2002 and 2001.
-------- -------------------------------------------------------------------------------------------------------------
5.       Notes to the Consolidated Financial Statements of the Company.
-------- -------------------------------------------------------------------------------------------------------------

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

"COLIN K. BENNER (SIGNED)                   "RICHARD R. GODFREY" (SIGNED)

President and                               Vice President, Finance and
Chief Executive Officer                     Chief Financial Officer acting)

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

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

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Our previous report dated February 27, 2004, except Note 15 which was as of April 8, 2004 has been withdrawn and the financial information in accordance with United States Generally Accepted Accounting Principles in Note 15 has been revised as described in Note 15 under the heading Restatement of the Company's 2002 U.S. GAAP Consolidated Statement of Operation.

"Deloitte & Touche LLP" (signed)

Chartered Accountants

Toronto, Ontario

February 27, 2004, except as to Note 15 which is as of April 8, 2004, and the restatement note within Note 15 which is as of February 24, 2005


COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) to either identify circumstances in which accounting changes affect consistency such as the matters described in Note 1 and 15(d) to the consolidated financial statements. Our report to the shareholders dated February 27, 2004, except as to Note 15 which is as of April 8, 2004, and the restatement note within Note 15 which is as of February 24, 2005, is expressed in accordance with Canadian reporting standards which do not require a reference to such circumstances in the auditors' report when the items are properly accounted for and disclosed in the consolidated financial statements.

"Deloitte & Touche LLP" (signed)

Chartered Accountants

Toronto, Ontario

February 27, 2004, except as to Note 15 which is as of April 8, 2004, and the restatement note within Note 15 which is as of February 24, 2005


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

Variations between balance sheet items and statements of operations items as shown in the consolidated financial statements under Cdn. GAAP and the amounts determined using U.S. GAAP are as follows:


CONSOLIDATED BALANCE SHEETS
                                                                       Short-term                          Accounts
                                                            Mineral   Investments             Reclamation   Payable
                                                          Properties (included in             and Closure    and
                                                          and Fixed  Cash and Cash Restricted    Costs      Accrued
(Expressed in thousands of Canadian dollars)                 Assets    Equivalents)   Cash       Accruals  Liabilities
As at December 31, 2003
As shown in the consolidated financial statements
  under Cdn. GAAP                                           $107,341       $ 49    $       -    $ 12,070   $ 19,456
Shares issued to promoters or shareholders in exchange
  for non-monetary assets (a)                                 (1,289)
Adjustment relating to stock-based compensation to non
  -employees (b(i))
Adjustment relating to stock-based compensation to
  senior officer (b(ii))
Adjustment relating to write-down of El Toqui Mine (c)        (2,130)
Adjustment relating to exploration expenditures (d)           (7,808)
Adjustment relating to unrealized gains on short-term
  investments (f)                                                            18
Adjustment relating to asset retirement obligations (j)        3,674                              22,183       (695)
Adjustment relating to flow-through shares (k)                             (742)         742                    142
Adjustment to reclassify cumulative translation
  adjustment (i)
-----------------------------------------------------------------------------------------------------------------------
According to U.S. GAAP                                      $ 99,788      ($ 675)  $     742    $ 34,253  $  18,903
=======================================================================================================================

As at December 31, 2002
As shown in the consolidated financial statements under
  Cdn. GAAP                                                 $134,882       $ 30    $       -    $      -  $  25,577
Shares issued to promoters or shareholders in exchange
  for non-monetary assets (a)                                 (1,568)
Adjustment relating to stock-based compensation to non-
  employees (b(i))
Adjustment relating to stock-based compensation to
  senior officer (b(ii))
Adjustment relating to write-down of El Toqui Mine (c)        (2,287)
Adjustment relating to exploration expenditures (d)           (7,129)
Adjustment relating to unrealized gains on short-term
  investments (f)                                                           142
Adjustment to reclassify cumulative translation
  adjustment (i)
-----------------------------------------------------------------------------------------------------------------------
According to U.S. GAAP                                      $123,898       $172    $       -    $      -  $  25,577
=======================================================================================================================

(continued)


                                                               Other                              Cumulative
                                                           Comprehensive           Contributed   Translation    Capital
                                                           Income (Loss)  Deficit    Surplus      Adjustment     Stock
(Expressed in thousands of Canadian dollars)

As at December 31, 2003
As shown in the consolidated financial statements
  under Cdn. GAAP                                             $       -  ($171,737)    $1,582       ($3,889)    $287,743
Shares issued to promoters or shareholders in exchange
  for non-monetary assets (a)                                               12,917                               (14,206)
Adjustment relating to stock-based compensation to non
  -employees (b(i))                                                            (48)       48
Adjustment relating to stock-based compensation to
  senior officer (b(ii))                                                      (156)      156
Adjustment relating to write-down of El Toqui Mine (c)                      (2,130)
Adjustment relating to exploration expenditures (d)                         (7,808)
Adjustment relating to unrealized gains on short-term
  investments (f)                                                    18
Adjustment relating to asset retirement obligations (j)             567    (18,381)
Adjustment relating to flow-through shares (k)                                                                      (142)
Adjustment to reclassify cumulative translation
  adjustment (i)                                                 (3,889)                              3,889
--------------------------------------------------------------------------------------------------------------------------
According to U.S. GAAP                                          ($3,304) ($187,343)   $1,786         $    0     $273,395
==========================================================================================================================

As at December 31, 2002
As shown in the consolidated financial statements under
  Cdn. GAAP                                                   $       -  ($178,855)   $1,582        $14,492     $257,759
Shares issued to promoters or shareholders in exchange
  for non-monetary assets (a)                                               12,638                  (14,206)
Adjustment relating to stock-based compensation to non-
  employees (b(i))                                                             (48)       48
Adjustment relating to stock-based compensation to
  senior officer (b(ii))                                                      (156)      156
Adjustment relating to write-down of El Toqui Mine (c)                      (2,287)
Adjustment relating to exploration expenditures (d)                         (7,129)
Adjustment relating to unrealized gains on short-term
  investments (f)                                                   142
Adjustment to reclassify cumulative translation
  adjustment (i)                                                 14,492                             (14,492)
--------------------------------------------------------------------------------------------------------------------------
According to U.S. GAAP                                       $   14,634  ($175,837)   $1,786        $     0     $243,553
==========================================================================================================================


    CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of Canadian dollars, except for per share             2003       2002       2001
information)
---------------------------------------------------------------------------------------------------------

Earnings (loss) as shown in the consolidated financial
    statements under Cdn. GAAP                                              $7,118   ($19,887) ($111,058)
Additional (expense) income:
Adjustment to depletion in connection with shares
    issued to promoters or shareholders (a)                                    279        347        472
Adjustment to recognize stock-based compensation to non-
    employees (b(i))                                                             -          -        (48)
Adjustment to recognize stock-based compensation to senior
    officer (b(ii))                                                              -          -       (156)
Adjustment relating to write-down of the El Toqui Mine, (2001 -
    Nanisivik Mine) (c)                                                          -     (2,287)      (305)
Adjustment relating to depreciation and depletion (c)                          158         73         69
Adjustment relating to write-off of exploration expenditures (d)              (837)    (2,150)    (3,772)
Adjustment relating to ARO - depreciation and depletion (j)                 (1,849)         -          -
Adjustment relating to ARO - net adjustment to reclamation
    expenses (j)                                                            (2,305)         -          -
Adjustment relating to ARO - accretion (j)                                  (2,118)         -          -
Cumulative effect of change in accounting principle (j)                    (12,109)         -          -
Adjustment for mark-to-market of Hedge Contract Liability (h)                    -          -      1,431
Adjustment to write-off deferred losses on foreign exchange
hedging contracts (h) (Restated)                                                 -      2,003     (2,003)
---------------------------------------------------------------------------------------------------------
Net Loss under U.S. GAAP (Restated for 2002 - see note (h))               ($11,663)  ($21,901) ($115,370)
=========================================================================================================

Basic loss per share under U.S. GAAP (Restated for 2002 - see
    note (h))                                                               ($0.06)    ($0.13)    ($0.96)
Diluted earnings per share under U.S. GAAP (Restated for 2002 -               $N/A       $N/A      $N/A
    see note (h))
Effect of U.S. GAAP adjustments on basic loss per share (Restated
    for 2002 - see note (h))                                                ($0.09)    ($0.01)    ($0.04)

        CONSOLIDATED STATEMENTS OF OPERATIONS PRESENTATION:

Under U.S. GAAP, the measure "Loss from Mining Activities" is not a recognized term and would therefore not be presented. "Loss from Mining Activities" when adjusted for the items in the table below is comparable to the terminology "Loss from operations" under U.S. GAAP.

The following table reconciles "Loss from Mining Activities under Cdn. GAAP" to "Loss from operations under U.S. GAAP"

(Expressed in thousands of Canadian dollars)                                   2003               2002               2001
-----------------------------------------------------------------------------------------------------------------------------
Loss from Mining Activities under Cdn. GAAP                           $      (5,621)     $      (9,496)     $     (23,492)
General and administrative                                                   (5,087)            (6,198)            (7,481)
Write-down of mineral properties and fixed assets                              (279)                 -            (70,281)
Other non-producing property income (costs)                                   8,396               (876)            (3,176)
Aggregate adjustments for U.S. GAAP (see Statements
of Operations above) (Restated for 2002 - see note (h))                     (18,781)            (2,014)            (4,312)
=============================================================================================================================
Loss from operations under U.S. GAAP                                  $     (21,372)     $     (18,584)     $    (108,742)
(Restated for 2002 - see note (h))
=============================================================================================================================

For U.S. GAAP purposes, the components of non-operating income (loss) are as follows:
(Expressed in thousands of Canadian dollars)                                   2003                2002               2001
-----------------------------------------------------------------------------------------------------------------------------
Interest and financing                                                $      (3,321)     $      (4,761)     $      (8,015)
Investment and other income                                                     611                551              9,293
Foreign exchange gain (loss) on US dollar
Denominated debt                                                             11,578                669             (4,720)
Foreign exchange hedging loss                                                     -                  -             (3,162)
-----------------------------------------------------------------------------------------------------------------------------
Non-operating income (loss) for U.S. GAAP                             $       8,868      $      (3,541)     $      (6,604)
=============================================================================================================================

The following table reconciles "Net loss under U.S. GAAP" to "Comprehensive loss under U.S. GAAP"
(Expressed in thousands of Canadian dollars)                                   2003               2002               2001
-----------------------------------------------------------------------------------------------------------------------------
Net loss under U.S. GAAP                                              $     (11,663)     $     (21,901)     $    (115,370)
(Restated for 2002 - see note (h))
Change in cumulative translation adjustments account                        (17,814)            (2,353)             6,873
Adjustment relating to unrealized gains on short-term
investments                                                                    (124)               142                430
-----------------------------------------------------------------------------------------------------------------------------
Comprehensive loss under U.S. GAAP                                    $     (29,601)     $     (24,112)     $    (108,067)
(Restated for 2002 - see note (h))
=============================================================================================================================

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

RESTATEMENT OF THE COMPANY'S 2002 U.S. GAAP CONSOLIDATED STATEMENTS OF
OPERATIONS

The Company's 2002 net income prepared in accordance with U.S. GAAP has been revised to reflect the reversal of the deferred losses on foreign exchange hedging contracts of $2,003,000 which was deferred under Cdn. GAAP until 2002 when the related costs were recognized in income (see note 15 (h) below). Under U.S.GAAP, these losses were not deferred and, therefore, were previously recognized in 2001 in accordance with SFAS 133. This adjustment resulted in decreasing the U.S.GAAP net loss by $2,003,000 to a net loss of $21,901,000 and reducing the basic loss per share by $0.01 for a revised basic loss per share of $0.13.

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

SIGNATURES

As to the undersigned registrant, this amendment on Form 20-F/A amends and restates in its entirety Item 17 entitled "Financial Statements" of the annual report for year ended December 31, 2003 on Form 20-F filed with the Securities and Exchange Commission and consists of amendment to (a) the independent auditors report relating to Note 15, (b) Comments by auditors for U.S. readers on Canada-U.S. reporting differences relating to Note 15, and (c) the Restatement of 2002 U.S. GAAP Consolidated Statement of Operation in Note 15 of the annual report filed on Form 20-F with the Securities and Exchange Commission.

The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amendment and restatement on form 20-F/A to be signed on its behalf by the undersigned.

Breakwater Resources Ltd.


SIGNED: "GARTH A.C. MACRAE"

Garth A.C. MacRae
President and Chief Executive Officer

Date: March 31, 2005