Form 40-F
period 2004-12-31
BREAKWATER RESOURCES LTD
filed 2005-04-01
CIK 782875

                                                          OMB APPROVAL
                                                   ----------------------------
                                                   OMB Number:        3235-0381
                                                   Expires:      April 30, 2006
                                                   Estimated average burden
                                                   hours per response.......427

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 40-F

[Check one]
    [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
                                          OR
    [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: DECEMBER 31, 2004      Commission File Number: 782875


                           BREAKWATER RESOURCES LTD.
--------------------------------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                                     CANADA
--------------------------------------------------------------------------------
        (PROVINCE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)


                                      1000
--------------------------------------------------------------------------------
    (PRIMARY STANDARD INDUSTRIAL CLASSIFICATION CODE NUMBER (IF APPLICABLE))


         950 WELLINGTON STREET WEST, TORONTO, ONTARIO, CANADA, M5J 2N7
--------------------------------------------------------------------------------
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              CT Corporation System
                                111 Eighth Avenue
                              New York, N.Y. 10011
                                 (212) 894-8440
--------------------------------------------------------------------------------
 (NAME, ADDRESS (INCLUDING ZIP CODE) AND TELEPHONE NUMBER (INCLUDING AREA CODE)
                   OF AGENT FOR SERVICE IN THE UNITED STATES)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

   Title of each class            Name of each exchange on which registered
     Not Applicable                             Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.


                                 Common Shares
--------------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                 No Applicable
--------------------------------------------------------------------------------
                                (Title of Class)

SEC 2285 (08-03)    PERSONS WHO ARE TO RESPOND TO THE COLLECTION  OF INFORMATION
                    CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                    THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

For annual reports, indicate by check mark the information filed with this Form:

     [X] Annual information form        [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                363,156,141

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

     [ ] Yes                            [X] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

     [X] Yes                            [ ] No

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and other procedures that are designed to ensure that information required to be disclosed by Breakwater Resources Ltd. (the "Company") the Company in reports filed or submitted by it under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. The Company's Chief Executive Officer and Chief Financial Officer have evaluated the Company's disclosure controls and procedures within 90 days prior to filing of this Annual Report on Form 40-F and have determined that such disclosure controls and procedures are effective.

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

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Registrant has determined that the Chair of the audit committee, Mr. Grant A. Edey, qualifies as an "audit committee financial expert who is also an independent director.

CODE OF ETHICS

The Registrant has not adopted a written code of ethics for its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Ethical oversight and actual or apparent conflicts of interest have historically been handled informally by senior management and the board of directors. The Registrant is currently reviewing examples of written codes of ethics and will address the adoption of such a code with the board of directors in the near future.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDITOR'S FEES
The table below shows the fees that Deloitte & Touche LLP ("Deloitte & Touche"), the Company's external auditor, billed to the Registrant and its subsidiaries for various services for each year in the past two fiscal years.

                                           FISCAL YEAR ENDED         FISCAL YEAR ENDED
                                       DECEMBER 31, 2004 (C$)   DECEMBER 31, 2003 (C$)
Audit fees                                           405,000                   310,000
Audit-related fees                                   247,000                   245,400
Tax fees                                              75,000                    91,400
Other fees                                                 -                     5,100
----------------------------------------------------------------------------------------

TOTAL                                                727,000                   651,900

AUDIT FEES
These fees include professional services provided by the external auditor for the review of the interim financial statements, statutory audits of the annual financial statements, the review of prospectuses, consulting on financial accounting and reporting standards, other regulatory audits and filings and translation services.

AUDIT-RELATED FEES
These fees relate to SARBANES-OXLEY ACT OF 2002 initiatives including reviewing documentation from the pilot and provide feedback; review project plan and provide feedback on timelines and provide budget estimates and timelines for auditor attestation requirements.

TAX FEES
These fees include professional services for preparing of (a) U.S. income tax returns for foreign corporations; (b) for a subsidiary, filing U.S. income tax return; filing information returns; Florida corporate income/franchise and emergency excise tax return; and Montana corporation license tax return.

OTHER FEES
During the fiscal year ended December 31, 2003, these fee related to assistance rendered in connection with business interruption claim.

PRE-APPROVAL OF AUDITOR'S SERVICES

The audit committee is responsible for the oversight of our independent auditor's work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte & Touche LLP, including audit services, audit-related services, tax services and other services provided by the auditors. Any services provided by the auditors that are not specifically included in the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fee for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.

CONTRACTUAL OBLIGATIONS

The information required by Item 12 of General Instruction B is located under the heading "Contractual Obligations" in Management's Discussion and Analysis, which is filed as Exhibit II to this Annual Report and is incorporated by reference herein.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

In this document the Corporation uses the term "mineral resources" and its subcategories "measured", "indicated" and "inferred" mineral resources. Investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, issuers must not make any disclosure of results of an economic evaluation that includes inferred mineral resources, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

CAUTIONARY NOTES ON FORWARD LOOKING STATEMENTS

Certain statements included in this Form 40-F and the Exhibits thereto are forward-looking statements, which are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. They include estimates and statements that describe the Company's future plans, objectives and goals, including words to the effect that the Company or management expects a stated condition or result to occur. When used herein, words such as "forecast", "estimate", "expect, "believe", "intend", "intent", "budget", "plan", "projection" "hope" and other similar expressions are intended to identify forward-looking statements. In particular, statements relating to the estimated future metal prices, cash flows, expenses, capital costs, ore production, mine life or financing are forward-looking statements. Such forward-looking statements involve inherent risks and uncertainties and subject to other factors, many of which are beyond our control, that may cause the actual results or performance to differ materially from those expressed or implied by such forward-looking statements. Such factors include, among others, asset impairment, metal price volatility, fluctuations in foreign exchange rates, economic and political events affecting metal supply and demand, fluctuations in ore grade or ore tonnes milled, geological, operating and environmental risks, problems during the development, construction and start-up phases of an underground mine, inadequacy of environmental insurance. For a more comprehensive review of risk factors, please refer to the sections entitled "Risk Factors" and "Forward Looking Statements" in Company's most recent annual information form as well as the sections entitled "Risks and Uncertainties" in the Management's Discussion and Analysis of Financial Results filed with this Form 40-F with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities filed on SEDAR at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff and to furnish promptly, when requested to do so by the Commission staff. Information relating to the securities registration pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

                                      DOCUMENTS FILED AS PART OF THIS REPORT
--------------------- --------------------------------------------------------------------------------------------------------------
     EXHIBIT NO.                                                         DESCRIPTION
--------------------- --------------------------------------------------------------------------------------------------------------
           I          Annual Information Form for the financial year ended December 31, 2004.
--------------------- --------------------------------------------------------------------------------------------------------------
          II          Management's Discussion and Analysis for the financial year ended December 31, 2004.
--------------------- --------------------------------------------------------------------------------------------------------------
         III          Audited Financial Statements and notes thereto for the financial year ended December 31, 2004. Including U.S.
                      GAAP Reconciliation included in Note 17 to the Audited Financial Statements for the financial year ended
                      December 31, 2004
--------------------- --------------------------------------------------------------------------------------------------------------

                                                   EXHIBIT INDEX
--------------------- --------------------------------------------------------------------------------------------------------------
     EXHIBIT NO.                                                         DESCRIPTION
--------------------- --------------------------------------------------------------------------------------------------------------
        99.1          Certifications of the President and Chief Executive Officer required by SECTION 906 of Sarbanes-Oxley Act of
                      2002 pursuant to Rule 13a-14(a) and Rule 15d-14(a).
--------------------- --------------------------------------------------------------------------------------------------------------
        99.2          Certifications of the Chief Financial Officer required by SECTION 906 of Sarbanes-Oxley Act of 2002 pursuant to Rule 13a-14(a) and Rule 15d-14(a).
--------------------- --------------------------------------------------------------------------------------------------------------
        99.3          Certification of the President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to SECTION 302 of the Sarbanes-Oxley Act of 2002.
--------------------- --------------------------------------------------------------------------------------------------------------
        99.4          Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to
                      SECTION 302 of the Sarbanes-Oxley Act of 2002.
--------------------- --------------------------------------------------------------------------------------------------------------
        99.5          Consent of Deloitte & Touche LLP
--------------------- --------------------------------------------------------------------------------------------------------------
        99.6          Consent of SRK Consulting
--------------------- --------------------------------------------------------------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BREAKWATER RESOURCES LTD.


"Garth A.C. MacRae"
President and Chief Executive Officer

Date: March 31, 2005