Form 40-F/A
period 2004-12-31
BREAKWATER RESOURCES LTD
filed 2006-03-30
CIK 782875

       OMB APPROVAL
--------------------------
OMB Number:      3235-0381
Expires:    April 30, 2006
Estimated average burden
hours per response.....427
--------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 40-F/A
                                (AMENDMENT NO. 1)

[Check one]
    [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
    [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended : DECEMBER 31, 2004    Commission File Number: 0-13979


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


        950-950 WELLINGTON STREET WEST, TORONTO, ONTARIO, CANADA, M5J 2N7
--------------------------------------------------------------------------------
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)


                              CT Corporation System
                                1015-15th Street
                              Washington D.C. 20005
                                 (202) 572 3100

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

   [ ] Annual information form          [ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

    As of December 31, 2004, there were common shares issued and outstanding

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

                   [X] Yes                          [ ] No

EXPLANATORY NOTES

1) This amendment on Form 40-F/A ("Form 40-F/A") to the Annual Report on Form 40-F ("Original Form 40-F") for the year ended December 31, 2004, as filed on March 31, 2005 with the U.S. Securities and Exchange Commission ("SEC") consists of a cover page, these explanatory notes, the signature page and the required certifications of the Chief Executive Officer and Chief Financial Officer. This Form 40-F/A amends and restates the following sections of the Original Form 40-F:

Disclosure Controls and Procedures

As of the end of the period covered by this Form 40-F, the Company conducted an evaluation (under the supervision and with the participation of the Company's management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Company's chief executive officer and chief financial officer concluded that as of the end of the period covered by this Form 40-F such disclosure controls and procedures were effective.

During the period covered by this Form 40-F, there have been no changes in the Company's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

2)      Explanatory Note on Interest of Experts

Deloitte & Touche LLP and SRK Consulting have confirmed to the Company that they do not beneficially hold, directly or indirectly, any securities issued by the Company.

Accordingly, except for amendment and restatement of the section entitled "Disclosure Controls and Procedures" and inclusion of Explanatory Note on Interest of Experts, all information presented in the Original Form 40-F and this Form 40-F/A including forward looking statements is as at the date of Original Form 40-F and the information has not been updated for events subsequent to that date of the filing of the Original 40-F.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

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

The Company has previously filed with the Commission a Form F-X in connection with its common shares.

                                   SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing this amendment No. 1 on Form 40-F/A which amends and restates in its entirety the section entitled "Disclosure Controls and Procedures" of the Original Form 40-F filed with the Securities and Exchange Commission and includes an "Explanatory Note on Interest of Experts."

BREAKWATER RESOURCES LTD.

"George E. Pirie"
President and Chief Executive Officer

Date: March 30, 2006

                                                            EXHIBIT INDEX
------------------ -----------------------------------------------------------------------------------------------------------------
EXHIBIT NO.                                                           DESCRIPTION
------------------ -----------------------------------------------------------------------------------------------------------------
99.1               Certifications of the President and Chief Executive Officer required by Section 906 of Sarbanes-Oxley Act of 2002 pursuant to Rule 13a-14(a) and Rule 15d-14(a) regarding Amendment No. 1 to the Company's Annual Report on Form
                   40-F..
------------------ -----------------------------------------------------------------------------------------------------------------
99.2               Certifications of the Chief Financial Officer required by Section 906 of Sarbanes-Oxley  Act of 2002 pursuant to
                   Rule 13a-14(a) and Rule 15d-14(a) regarding Amendment No. 1 to the Company's Annual Report on Form 40-F..
------------------ -----------------------------------------------------------------------------------------------------------------
99.3               Certification of the President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 regarding Amendment No. 1 to the Company's Annual Report on
                   Form 40-F..
------------------ -----------------------------------------------------------------------------------------------------------------
99.4               Certification of the Chief Financial  Officer  pursuant to 18 U.S.C.  Section 1350 as adopted pursuant to Section
                   302 of the Sarbanes-Oxley Act of 2002 regarding Amendment No. 1 to the Company's Annual Report on Form 40-F..
------------------ -----------------------------------------------------------------------------------------------------------------