Form 40-F
period 2005-12-31
BREAKWATER RESOURCES LTD
filed 2006-03-30
CIK 782875

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

For the fiscal year ended : DECEMBER 31, 2005    Commission File Number: 0-13979


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

For annual reports, indicate by check mark the information filed with this Form:

   [X] Annual information form          [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the Company's classes of capital or common stock as of the close of the period covered by the annual report.

                                   380,917,489

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

              [X] Yes                              [ ] No

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Form 40-F, the Company conducted an evaluation (under the supervision and with the participation of the Company's management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Company's chief executive officer and chief financial officer concluded that as of the end of the period covered by this Form 40-F such disclosure controls and procedures were effective.

CHANGES TO INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Form 40-F, there have been no changes in the Company's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Registrant has determined that the Chair of the Audit Committee, Mr. Grant A. Edey, qualifies as an "audit committee financial expert" who is also an independent director.

CODE OF ETHICS

The Company has not adopted a written code of ethics for its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Ethical oversight and actual or apparent conflicts of interest have historically been handled informally by senior management and the board of directors.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDITOR'S FEES

The table below shows the fees that Deloitte & Touche LLP (the "Auditors"), the Company's external auditor, billed to the Company and its subsidiaries for various services for each year in the past two fiscal years.

                                               FISCAL YEAR ENDED         FISCAL YEAR ENDED
                                          DECEMBER 31, 2005 (C$)    DECEMBER 31, 2004 (C$)
      Audit fees                                         833,920                   405,000
      Audit-related fees                                  38,000                   247,000
      Tax fees                                            29,105                    75,000
      TOTAL                                              901,025                   727,000

AUDIT FEES
These fees include professional services provided by the Auditors for the review of the interim financial statements, statutory audits of the annual financial statements, consulting on financial accounting and reporting standards, other regulatory audits and filings and translation services.

AUDIT-RELATED FEES
These fees relate to readiness assistance relating to The SARBANES-OXLEY ACT OF 2002 complaince plan and the audit of the employee pension plan financial statements.

TAX FEES
These fees include assistance relating to tax compliance.

PRE-APPROVAL OF AUDITOR'S SERVICES

The audit committee of the Board of Directors of the Company is responsible for the oversight of work conducted by the independent auditor of the Company. The audit committee is required to pre-approve all audit and non-audit services provided by the Auditors, including audit services, audit-related services, tax services and other services provided by the auditors but the audit committee is permitted to approve certain fee for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. Also, any services provided by the Auditors that are not specifically included in the scope of the audit must be pre-approved by the audit committee prior to any engagement.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information required by Item 12 of General Instruction B is included under the heading "Contractual Obligations" in Management's Discussion and Analysis, which is filed as Exhibit II to this Annual Report.

IDENTIFICATION OF AUDIT COMMITTEE

The Company's audit committee is comprised of three independent directors, who are, Grant A. Edey (Chair), Garth A.C. MacRae and A. Murray Sinclair, Jr.

CRITICAL ACCOUNTING POLICIES

The information on critical accounting policies is included under the heading "Critical Accounting Estimates" in Management's Discussion and Analysis which is filed as Exhibit II to this Annual Report.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

In this document the Corporation uses the term "mineral resources" and its subcategories "measured", "indicated" and "inferred" mineral resources. Investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, Company's must not make any disclosure of results of an economic evaluation that includes inferred mineral resources, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

CAUTIONARY NOTES ON FORWARD LOOKING STATEMENTS

Certain statements included in this Form 40-F and the Exhibits thereto are forward-looking statements, which are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. They include estimates and statements that describe the Company's future plans, objectives and goals, including words to the effect that the Company or management expects a stated condition or result to occur. When used herein, words such as "forecast", "estimate", "expect, "believe", "intend", "intent", "budget", "plan", "projection" "hope" and other similar expressions are intended to identify forward-looking statements. In particular, statements relating to the estimated future metal prices, cash flows, expenses, capital costs, ore production, mine life or financing are forward-looking statements. Such forward-looking statements involve inherent risks and uncertainties and subject to other factors, many of which are beyond our control that may cause the actual results or performance to differ materially from those expressed or implied by such forward-looking statements. Such factors include, among others, asset impairment, metal price volatility, fluctuations in foreign exchange rates, economic and political events affecting metal supply and demand, fluctuations in ore grade or ore tonnes milled, geological, operating and environmental risks, problems during the development, construction and start-up phases of an underground mine, inadequacy of environmental insurance. For a more comprehensive review of risk factors, please refer to the sections entitled "Risk Factors" and "Forward Looking Statements" in Company's most recent annual information form as well as the sections entitled

"Risks and Uncertainties" in the Management's Discussion and Analysis filed with this Form 40-F with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities filed on SEDAR at www.sedar.com. The Company has no obligation and expressly disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.

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

BREAKWATER RESOURCES LTD.


By: /s/ George E. Pirie
President and Chief Executive Officer

Date: March 30, 2006

                                                EXHIBITS FILED AS PART OF THIS REPORT
------------------ -----------------------------------------------------------------------------------------------------------------
   EXHIBIT NO.                                                          DESCRIPTION
------------------ -----------------------------------------------------------------------------------------------------------------
        I          Annual Information Form for the financial year ended December 31, 2005.
------------------ -----------------------------------------------------------------------------------------------------------------
        II         Management's Discussion and Analysis for the financial year ended December 31, 2005.
------------------ -----------------------------------------------------------------------------------------------------------------
       III         Audited Financial Statements and notes thereto for the financial year ended December 31, 2005 including U.S. GAAP
                   Reconciliation included in Note 18 to the Audited Financial Statements for the financial year ended December 31,
                   2005.
------------------ -----------------------------------------------------------------------------------------------------------------
       99.1        Certifications of the President and Chief Executive Officer required by SECTION 906 of Sarbanes-Oxley Act of 2002 pursuant to Rule 13a-14(a) and Rule 15d-14(a).
------------------ -----------------------------------------------------------------------------------------------------------------
       99.2        Certifications of the Chief Financial Officer required by SECTION 906 of Sarbanes-Oxley Act of 2002 pursuant to
                   Rule 13a-14(a) and Rule 15d-14(a).
------------------ -----------------------------------------------------------------------------------------------------------------
       99.3        Certification of the President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to SECTION 302 of the Sarbanes-Oxley Act of 2002.
------------------ -----------------------------------------------------------------------------------------------------------------
       99.4        Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to SECTION
                   302 of the Sarbanes-Oxley Act of 2002.
------------------ -----------------------------------------------------------------------------------------------------------------
       99.5        Consent of Deloitte & Touche LLP
------------------ -----------------------------------------------------------------------------------------------------------------
       99.6        Consent of SRK Consulting
------------------ -----------------------------------------------------------------------------------------------------------------