Form 40-F
period 2006-12-31
BREAKWATER RESOURCES LTD
filed 2007-04-02
CIK 782875

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 40-F


     [ ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
            SECURITIES EXCHANGE ACT OF 1934
                                       OR
     [x] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006     Commission File Number: 0-13979

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


        950-95 Wellington Street West, Toronto, Ontario, Canada, M5J 2N7
--------------------------------------------------------------------------------
   (Address and telephone number of Registrant's principal executive offices)

                              CT Corporation System
                                1015-15th Street
                              Washington D.C. 20005
                                 (202) 572-3100

--------------------------------------------------------------------------------
    (Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

                    Securities registered or to be registered
                   pursuant to Section 12(b) of the Act: None

               Securities registered or to be registered pursuant
                          to Section 12(g) of the Act.

                                  Common Shares
--------------------------------------------------------------------------------
                                (Title of Class)

              Securities for which there is a reporting obligation
                   pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

    [x] Annual information form       [x]  Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                            385,846,534 Common Shares

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

                    [x]     Yes                [ ]     No

                    DOCUMENTS FILED UNDER COVER OF THIS FORM
                   ------------------------------------------

Document No. 1:    Annual Information Form for the financial year ended December
                   31, 2006.

Document No. 2:    Audited Financial Statements and notes thereto for the
                   financial year ended December 31, 2006 including U.S. GAAP
                   Reconciliation included in Note 25 to the Audited Financial
                   Statements for the financial year ended December 31, 2006.

Document No. 3:    Management's Discussion and Analysis of Financial Condition
                   and Results of Operations for the financial year ended
                   December 31, 2006.

Document No. 4:    Deloitte & Touche LLP's Auditors' Report for the financial years ended December 31, 2005 and December 31, 2004.

                                                                  Document No. 1

                            ANNUAL INFORMATION FORM

                                      OF

                           BREAKWATER RESOURCES LTD.

                         YEAR ENDED DECEMBER 31, 2006


                             Date: March 29, 2007

                               TABLE OF CONTENTS

NOMENCLATURE..............................................................    3

PRELIMINARY NOTES.........................................................    3

GLOSSARY OF TERMS ........................................................    5

UNITS OF MEASUREMENT CONVERSION...........................................    7

CURRENCY..................................................................    7

ITEM 1            CORPORATE STRUCTURE.....................................    8

         1.1      NAME, ADDRESS AND INCORPORATION.........................    8
         1.2      SIGNIFICANT INTER-CORPORATE RELATIONSHIPS...............    8

ITEM 2            GENERAL DEVELOPMENT OF THE BUSINESS.....................    8

         2.1      THREE YEAR HISTORY......................................    8
         2.2      SIGNIFICANT ACQUISITIONS...............................    11

ITEM 3            DESCRIPTION OF THE BUSINESS............................    11

         3.1      GENERAL................................................    11
         3.2      OPERATIONS OF THE COMPANY..............................    11
         3.3      SUMMARY OF NUMBER OF EMPLOYEES.........................    12
         3.4      RISK FACTORS...........................................    13
         3.5      QUALIFIED PERSONS......................................    20
         3.6      SUMMARY OF MINERAL RESERVES AND MINERAL RESOURCES......    20
         3.6      OPERATING MINES........................................    23
                  A)       MYRA FALLS MINE...............................    23
                  B)       EL MOCHITO MINE...............................    30
                  C)       EL TOQUI MINE.................................    35
                  D)       LANGLOIS MINE.................................    40
         3.7      NON-OPERATING MINES....................................    46
                  A)       BOUGRINE MINE.................................    46
                  B)       BOUCHARD-HEBERT MINE..........................    48
                  C)       CARIBOU MINE..................................    50
                  D)       NANISIVIK MINE................................    50

ITEM 4            DIVIDENDS..............................................    52

ITEM 5            DESCRIPTION OF CAPITAL STRUCTURE.......................    52

ITEM 6            MARKET FOR SECURITIES..................................    53

         6.1      TRADING PRICE AND VOLUME...............................    53

ITEM 7            DIRECTORS AND OFFICERS.................................    54

         7.1      NAME, OCCUPATION AND SECURITY HOLDING..................    54
         7.2      CEASE TRADE ORDERS, BANKRUPTCIES,
                  PENALTIES OR SANCTIONS.................................    57
         7.3      CONFLICTS OF INTEREST..................................    57
         7.4      INTEREST OF MANAGEMENT AND OTHERS
                  IN THE MATERIAL TRANSACTIONS...........................    58

ITEM 8            LEGAL PROCEEDINGS......................................    58

ITEM 9            TRANSFER AGENTS AND REGISTRARS.........................    58

ITEM 10           INTERESTS OF EXPERTS...................................    58

         10.1     NAMES OF EXPERTS.......................................    58

ITEM 11           AUDIT COMMITTEE........................................    59

ITEM 12           ADDITIONAL INFORMATION.................................    65


Breakwater Resources Ltd. - 2006 Annual Information Form           Page 2 of 65

NOMENCLATURE

Unless the context indicates otherwise, a reference to the "Company" in this Annual Information Form means Breakwater Resources Ltd. and its subsidiaries and other entities owned or controlled, directly or indirectly, by Breakwater Resources Ltd.

PRELIMINARY NOTES

Cautionary Note Regarding Forward Looking Statements

This annual information form (this "Annual Information Form") of Breakwater Resources Ltd. (the "Company") for the financial year ended December 31, 2006 and documents incorporated by reference contain forward-looking information and statements ("forward looking statements") as defined in applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact are forward-looking statements. When used in this Annual Information Form, the words "anticipate", "believe", "intend", "estimate", "plan", "continue", "project", "expect", "will", "budget", "could", "may", "predict", "potential", "should" and similar expressions are intended to identify forward-looking statements, but the absence of such a word does not mean that the statement is not forward-looking. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this Annual Information Form, or as of any other date specified in it or in the documents incorporated by reference, as the case may be. These forward-looking statements include but are not limited to, statements concerning:

o prices and price volatility for zinc, copper, lead, gold and other primary metals;
o long-term demand for and supply of zinc, copper, lead, gold and other primary metals and minerals;
o    sensitivity of financial results to changes in metal prices;
o    treatment and refining charges;
o    strategies and objectives;
o    interest and other expenses;
o    tax position and applicable tax rates;
o political unrest or instability in countries such as Honduras and Chile and its impacts on our foreign assets, including our interest in the El Mochito and El Toqui mines;
o timing of decisions regarding the timing and costs of construction and production with respect to, and the issuance of the necessary permits and other authorizations required for, development and expansion projects;
o interpretation of drill results and estimates of the quantity and quality of mineral reserves and resources;
o planned capital expenditures and estimates of reclamation and other costs related to environmental protection;
o future capital and mine production costs and production levels, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure operations (including without limitation laws or regulations intended to address climate change or the effects of global warming);
o    cost reduction and other financial and operating objectives;
o    exploration, environmental, health and safety initiatives;
o    availability of qualified employees;
o resolution of labour disputes and the satisfactory negotiation of collective agreements with unionized employees, including at the Myra Falls mine, the El Mochito mine and the El Toqui mine;
o    the outcome of legal proceedings and other disputes;


Breakwater Resources Ltd. - 2006 Annual Information Form           Page 3 of 65

o    general business and economic conditions; and
o    dividend policy.

Inherent in forward-looking statements are risks and uncertainties beyond the ability of the Company to predict or control, including risks that may affect operating or capital plans including risks generally encountered in the development of mineral properties such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, adverse weather conditions (including without limitation adverse weather caused or influenced by climate change or the effects of global warming), accidents, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market price of principal commodities which are cyclical and subject to substantial price fluctuations; risks created through competition for mining properties; risk associated with lack of available market information as to expected supply from and demand for zinc and copper in China; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and changes in environmental legislation and regulation; risks associated with dependence on third parties for the provision of transportation and other critical services, including without limitation ocean transport of concentrate and the availability of ships and satisfactory contracts for such transport; risks associated with non-performance by contractual counterparties; risks associated with aboriginal title claims and other title risks; social and political risks associated with operations in foreign countries; risks of changes in tax laws or their interpretation; and risks associated with tax assessments and legal proceedings.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Annual Information Form. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

o    general business and economic conditions;
o    interest rates and foreign exchange rates;
o the supply and demand for, deliveries of, and the level and volatility of prices of zinc, copper, lead and gold and other primary metals;
o the timing of receipt of regulatory and governmental approvals for development projects and other operations;
o    availability of financing for development projects on reasonable terms;
o costs of production and production and productivity levels, as well as those of our competitors;
o    power prices;
o    ability to secure adequate transportation for our products;
o ability to procure mining equipment and operating supplies (including without limitation haul truck and loader tires) in sufficient quantities and on a timely basis;
o    ability to attract and retain skilled staff;
o impact of changes in Canadian-US dollar and other foreign exchange rates on our costs and results;
o engineering and construction timetables and capital costs for development and expansion projects;
o    costs of closure of various operations;
o    market competition;
o the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;
o    tax benefits and tax rates;
o    the resolution of proceedings or disputes; and
o ongoing relations with employees and business partners and joint venturers.


Breakwater Resources Ltd. - 2006 Annual Information Form           Page 4 of 65

The reader is cautioned that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk Factors" in this Annual Information Form. We undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.

GLOSSARY OF TERMS

The following is a glossary of certain words and terms used in this Annual Information Form.

"Assay" means the chemical test of rock samples to determine the metal content.

"Common Shares" means the common shares of Breakwater Resources Ltd.

"concentrate" means a product containing the valuable metal and from which most of the waste material in the ore has been eliminated.

"feasibility study" means a comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

"flotation" means a milling process by which some mineral particles are induced to become attached to bubbles of froth and float, and others to sink, so that the valuable minerals are concentrated and separated from the gangue.

"indicated mineral resource" means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

"inferred mineral resource" means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

"measured mineral resource" means that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.


Breakwater Resources Ltd. - 2006 Annual Information Form           Page 5 of 65

"mineral reserve" means the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

"mineral resource" means a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

"net smelter royalty" or "NSR" means a royalty based on the gross proceeds received from the sale of minerals less the cost of smelting, refining, freight and other related costs.

"ounce" or "oz." means a troy ounce or 20 pennyweights or 480 grains or
31.1035 grams.

"preliminary feasibility study" and "pre-feasibility study" each mean a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

"probable mineral reserve" means the economically mineable part of an Indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

"proven mineral reserve" means the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

"qualified person" means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association.

"SEDAR" means System for Electronic Document Access and Retrieval at www.sedar.com.

"semi-autogenous mill ("SAG mill")" means a large diameter grinding mill utilizing steel balls and large rock pieces to grind mineralized material from a coarse feed size to a relatively small particle size. The semi-autogenous mill replaces the equipment normally used for fine crushing and rod milling.

"tailing" means material rejected from a mill after the recoverable valuable minerals have been extracted.

"total cash costs" means all cash costs incurred and expensed at the mine site, plus treatment charges, shipping and marketing costs, net of by-product credits.


Breakwater Resources Ltd. - 2006 Annual Information Form           Page 6 of 65

"Tradeable Warrants" means the warrants issued by the Company on January 28, 2004 and July 23, 2004, each such whole warrant being exercisable for one Common Share at an exercise price of $1.00 until January 28, 2009.

                        UNITS OF MEASUREMENT CONVERSION

-------------------------------------------------------------------------------
Imperial Units                   Multiply By         Equals Metric Units
-------------------------------------------------------------------------------
Acres                            0.404686            Hectares
Feet                              0.30480            Metres
Miles                            1.609344            Kilometres
Troy ounces                       31.1035            Grams
Short tons                       0.907185            Tonnes
Troy ounces per ton               34.2857            Grams per tonne
-------------------------------------------------------------------------------

                                   CURRENCY

All dollar amounts in this Annual Information Form are in Canadian dollars, except where otherwise indicated.


Breakwater Resources Ltd. - 2006 Annual Information Form           Page 7 of 65

ITEM 1 CORPORATE STRUCTURE

1.1  Name, Address and Incorporation

The Company was incorporated under the laws of the Province of British Columbia under the name "Gambier Exploration Ltd." on October 15, 1979. Effective June 23, 1981, the name of the Company was changed to "Breakwater Resources Ltd.". The Company was continued under the Canada Business Corporations Act effective May 11, 1992. By articles of amendment dated June 8, 1995, the issued Common Shares of the Company were consolidated on a one-for-400 basis and then immediately subdivided on a 20-for-one basis resulting in a one-for-20 consolidation. Except as otherwise expressly stated, all references in this Annual Information Form to numbers and prices of Common Shares are after giving effect to the foregoing articles of amendment.

The registered and principal office of the Company is located at Suite 950, 95 Wellington Street West, Toronto, Ontario, Canada M5J 2N7.

1.2  Significant Inter-corporate Relationships

The following table sets forth the name of material subsidiaries of the Company and the jurisdiction of incorporation and the direct or indirect percentage ownership by the Company of each such subsidiary.

Name of Subsidiary                        Jurisdiction of   Percentage
                                          Incorporation     Ownership
------------------------------------------------------------------------
American Pacific Honduras S.A. de C.V.    Honduras            100%
NVI Mining Ltd.                           Canada              100%
Sociedad Contractual Minera El Toqui      Chile               100%

ITEM 2 GENERAL DEVELOPMENT OF THE BUSINESS

2.1  Three Year History

Major developments in the Company's business in each of the financial years ended December 31, 2004 to December 31, 2006 were as follows:

Highlights from 2006

o The Company realized net earnings of $156.5 million or $0.41 per share in 2006 compared with $14.0 million or $0.04 per share in 2005, a $142.5 million increase.
o The contribution from mining activities was $168.5 million in 2006 compared with $29.6 million in 2005.
o Net cash provided by operating activities increased by $139.8 million to $158.5 million in 2006 and was primarily used for $75.7 million of capital expenditures and $16.6 million of debt repayment.
o At December 31, 2006, cash and cash equivalents were $81.4 million and total debt was $2.7 million.
o Gross sales revenue increased by 44.5% to $452.2 million in 2006 from $313.0 million in 2005.
o Development of the Langlois mine is on track to commence commercial production by mid-2007.
o Mineral reserves at Langlois increased by 10% and mineral resources increased by 14% through the addition of the Grevet B deposit.
o Exploration success at Langlois prompted the Company to stake an additional 4,000 hectares surrounding the Company's land package.
o Development of El Toqui's Concordia deposit is on track and production is anticipated by mid-2007.


Breakwater Resources Ltd. - 2006 Annual Information Form           Page 8 of 65

o On the Coulon joint venture with Virginia Mines Inc., exploration carried out during 2006 led to the discovery of two new significant polymetallic lenses, bringing the total known lenses to five, and confirmed the vertical continuity of lens 9-25 to a depth of 365 metres.
o On August 1, 2006, it was announced that the Company had completed the sale of the Caribou and Restigouche mines to Blue Note Metals Inc. ("Blue Note").

Highlights from 2005

o The Company realized net earnings of $14.0 million or $0.04 per share in 2005 compared with $3.3 million or $0.01 per share in 2004, a $10.7 million increase. These results were generated from a realized zinc price of US$1,297 per tonne of zinc compared with US$1,035 per tonne in 2004. This compares with a significantly higher current price of US$2,372 per tonne. Included in the 2005 net earnings was an amount of $6.5 million, set up to recognize future income tax assets at El Mochito and El Toqui. This amount was offset by an $8.1 million charge against Nanisivik for higher than estimated costs for reclamation and closure of that mine.
o Gross sales revenue increased by 30% to $313.0 million, a new high, from $240.3 million in the prior year.
o The contribution from mining activities was $29.6 million compared with $28.5 million in 2004.
o Reclamation and closure activities, and reclamation security funding consumed $31.9 million of the Company's cash, $25.2 million on actual reclamation work and severance payments and $6.7 million for reclamation security deposits.
o The development of Langlois was announced in November 2005 with commercial production expected from the mine by mid-2007.
o The Company announced a mineral resource for the El Toqui mine's Concordia deposit of 1.87 million tonnes grading 10.0 percent zinc, 5.2 percent lead and 68 grams of silver per tonne. The Company is working towards bringing Concordia into production in 2007.
o In May 2005, the Company entered into a contract with a customer whereby the customer made a prepayment of US$5.0 million against future deliveries of zinc concentrate for the years 2005 through to 2009. The facility was assigned to a third party to whom the Company has issued eight promissory notes, each for US$625,000, plus interest. The prepayment facility is repayable in eight tranches, one in each of the consecutive six month periods commencing July 1, 2005.
o In August 2005, the Company entered into a gold loan facility with Natexis Banques Populaires of France whereby the Company received US$10.0 million gold equivalent (sufficient gold was borrowed and then sold at the prevailing spot price of US$431 per ounce to provide the equivalent US dollar value of the Facility). The funds were used for capital investment and working capital requirements at Myra Falls.
o In December 2005, the Company entered into a Royalty Agreement (the "Agreement") with Red Mile Resources No. 4 Limited Partnership ("Red Mile") whereby the Company sold a basic royalty on a portion of the payable zinc production, over the life of the Myra Falls mine. The Company received cash of $56.5 million which included royalty income of $50.5 million and indemnity fees and interest of $6.0 million. The royalty income is shown as Royalty Obligation on the balance sheet and will attract a level interest rate over the life of the obligation that will be recorded as interest expense. The fees and interest received will be brought into income over the life of the agreement. $50.5 million of the funds received were placed with a financial institution, for which the Company took back a restricted promissory note. Interest earned from the promissory note and a portion of the principal must be used to fund the expected Basic Royalty payments. The remaining funds of $6.0 million will be used for working capital and capital requirements at the Myra Falls mine. (See note 10 of the consolidated financial statements for details).


Breakwater Resources Ltd. - 2006 Annual Information Form           Page 9 of 65

Highlights from 2004

o Gross sales revenue increased by 16% to $240.3 million on 336,896 tonnes of concentrate sold in 2004.
o    Contribution from mining activities increased to $28.5 million in 2004.
o Metals prices were significantly stronger in 2004, as the Company realized an average zinc price of US$1,035 per tonne. The improved metals prices were offset to some degree by the stronger Canadian dollar which averaged $1.3010 per US$ in 2004, compared with $1.4115 in 2003 (see metal price table).
o Net earnings increased to $3.3 million in 2004. Excluding net earnings gain of $10.3 million from the sale of the Lapa properties and $11.6 million from a foreign exchange gain on US dollar denominated debt, 2004 resulted in an improvement in net income of $24.5 million from 2003. The acquisition of the Myra Falls mine negatively impacted the Company's earning by $5.1 million. The Company continues to effect change at this newly acquired operation with improvements expected in the latter half of 2005.
o Total concentrate production increased to 388,736 tonnes in 2004 from 356,913 tonnes in 2003 due mainly to the acquisition of the Myra Falls mine.
o Total cash cost per pound of payable zinc increased in 2004 to US$0.34 from US$0.32. This increase was due to the inclusion of the higher cost Myra Falls mine in the Company's production profile in 2004, higher than expected unit costs at the Bougrine mine, higher treatment charges and freight costs and the stronger Canadian dollar.
o The bank debt was fully repaid and the credit facility agreement cancelled in 2004.
o On January 28, 2004, the Company completed the sale of 57,142,858 units for net proceeds of $37.0 million. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant. On July 23, 2004, as part of the consideration for the Myra Falls mine, the Company issued 5,000,000 Common Share purchase warrants exercisable at $1.00 per Common Share. Each whole Tradeable Warrant entitles the holder to acquire one Common Share at a price of $1.00 at any time until January 28, 2009. The Company used $16 million of the proceeds to retire the debt, $16.4 million was targeted for use to continue the development of the Langlois mine of which $4 million was spent in 2004 and $4.6 million was used for working capital and general corporate purposes.
o The Company completed the acquisition of the Myra Falls mine on July 23, 2004, adding significantly to the Company's production profile. Annualized zinc and copper concentrate from Myra Falls is expected to be over 110,000 tonnes and 35,000 tonnes, respectively. The acquisition was accounted for as a purchase transaction in accordance with CICA Handbook
     Section 1581, Business Combinations.
o In December 2004, the Company entered into a royalty agreement (the "Agreement") with Red Mile Resources No. 5 Limited Partnership ("Red Mile") whereby the Company sold a basic royalty on a portion of the payable zinc production, over the life of the Myra Falls mine. The Company received cash of $13.5 million, which included a royalty of $12 million and fees and interest of $1.5 million. Under the terms of the Agreement the Company is required to make basic royalty payments at fixed amounts per pound of payable zinc produced, which amounts escalate from $0.003 per pound to $0.016 per pound over the first 12 years of the agreement. In addition, the Company granted Red Mile a net smelter return of 0.4%, 0.5% or 0.7% in years 2010 through 2014 if the price of zinc in a given calendar year in that period averages US$2,250, US$2,500 or US$2,750 per tonne, respectively. $11.8 million of the cash received was placed with a financial institution for which the Company received an interest bearing promissory note. Interest earned from the promissory note will be used to fund the expected basic royalty payments during the first five years of the Agreement. Over the remaining years of the Agreement, interest and principal from the promissory note will be used to fund the basic royalty payments.


Breakwater Resources Ltd. - 2006 Annual Information Form           Page 10 of 65

The balance of the funds received, $1.7 million will be used for working capital and capital requirements at the Myra Falls mine. Under certain circumstances the Company has the right under the terms of a call option to acquire the partnership units of Red Mile for the lower of fair market value or the balance outstanding under the promissory note.

                               Metal Price Table

Realized Prices
                                     2006           2005          2004
----------------------------------------------------------------------
Zinc (US$/tonne)                    3,199         1,297         1,035
Copper (US$/tonne)                  7,217         3,543         2,852
Lead (US$/tonne)                    1,297           983           900
Gold (US$/ounce)                      559           445           414
Silver (US$/ounce)                  10.28          7.22          6.52
Exchange rate (C$/US$1.00)
  yearly average                   1.1362        1.2154        1.3010
----------------------------------------------------------------------


2.2  Significant Acquisitions

No significant acquisition or material acquisition was made in 2006.

ITEM 3 DESCRIPTION OF THE BUSINESS

3.1  General

The Company is a resource company engaged in mining base metal deposits in the Americas. The Company owns or has the exploration rights to base metal and gold exploration properties in Canada, Chile, Honduras and Tunisia. The Company is engaged in the acquisition, exploration and development of base and precious metals deposits globally. The Company is currently developing its Langlois mine near Lebel-Sur-Quevillon, Quebec with commercial production expected by mid-2007.

The Company's principal product is zinc concentrate. It also produces copper, lead and gold concentrates and silver by-products. The Company sells concentrates to smelters located in Canada, Europe, Asia and South America and to resellers who sell the concentrates to smelters throughout the world. The Company sells a portion of the concentrate it produces under long-term supply agreements. A portion is also sold by tender as well as into the spot market.

During 2006, the Company's concentrate production was derived from two mines located in Canada, one each in British Columbia and Quebec; and a mine located in each of Chile and Honduras.

3.2  Operations of the Company

Three Year History of Production

The Company's production in 2006 came from two mines in Canada and a mine located in each of Chile and Honduras. The Canadian mines are the Myra Falls mine in British Columbia and the Langlois mine in Quebec. The following table summarizes the Company's production for the three years ended December 31, 2004, December 31, 2005 and December 31, 2006.


Breakwater Resources Ltd. - 2006 Annual Information Form           Page 11 of 65

                          Historical Production Table



           Milled Tonnes             Metal in Concentrates
-------------------------------------------------------------------------
                           Zinc    Copper     Lead      Gold       Silver
                         tonnes    tonnes   tonnes    ounces      ounces
-------------------------------------------------------------------------
Myra Falls
-------------------------------------------------------------------------
    2006     714,443     33,708     4,885       -     20,231      857,662
    2005     912,656     48,084     7,640       -     31,744    1,165,056
    2004(1)  381,698     18,218     4,449       -     11,239      445,997
-------------------------------------------------------------------------
El Mochito
-------------------------------------------------------------------------
    2006     690,243     37,646        -    11,775        -    1,769,456
    2005     700,190     42,698        -    10,488        -    1,723,825
    2004     650,017     41,41         -     8,877        -    1,550,232
-------------------------------------------------------------------------
El Toqui
-------------------------------------------------------------------------
    2006     539,803     31,725        -        -     36,795       71,703
    2005     519,963     28,347        -        -     41,605      131,020
    2004     466,953     27,190        -        -     27,865      231,872
-------------------------------------------------------------------------
Langlois
-------------------------------------------------------------------------
    2006(4)   59,373      4,057       208       -        205       22,855
    2005         -          -          -        -         -            -
    2004         -          -          -        -         -
-------------------------------------------------------------------------
Bougrine
-------------------------------------------------------------------------
    2006         -          -          -        -         -            -
    2005(2)  216,823     15,889        -     8,708        -            -
    2004     330,392     28,265        -     5,470        -            -
-------------------------------------------------------------------------
Bouchard-Hebert
-------------------------------------------------------------------------
     2006         -          -         -        -         -            -
     2005(3) 118,933      6,292       470       -      2,644       40,013
     2004    993,168     54,823     3,914       -     17,284      309,920
-------------------------------------------------------------------------
(1) For the period July 24, 2004 to December 31, 2004.
(2) Production up to September 10, 2005.
(3) Production up to February 20, 2005.
(4) For the period November 2006 to December 2006.


For financial information relating to the production of the Company, please refer to the "Management's Discussion and Analysis of Financial Condition and Results of Operation" for the financial year ended December 31, 2006 filed on SEDAR at www.sedar.com.

3.3  Summary of Number of Employees

The following table summarizes the number of salaried and hourly employees as well as contractors and temporary employees at each of the mines as at January 31, 2007:



Breakwater Resources Ltd. - 2006 Annual Information Form           page 12 of 65

                        Summary of Number of Employees

------------------------------------------------------------------------------------------
                     Salaried     Hourly                                Temporary
       Property      Employees   Employees  Expatriates   Contractors   Employees    Total
------------------------------------------------------------------------------------------
Myra Falls (1)              99        351             -            22          6       478
El Toqui (2)               366          -             4           282         46       698
El Mochito (3)             155        479            23           114         62       833
Bougrine  (4)               13          9             2             -          3        27
Langlois (5)                44         65             -           190          3       302
Bouchard-Hebert (6)          6          -             -            14          -        20
Nanisivik                    1          -             -             6          1         8
Corporate & other           24          -             -             1          -        25
------------------------------------------------------------------------------------------
Total                      708        904            29           629        121     2,391
------------------------------------------------------------------------------------------
(1)  Represented by Canadian Auto Workers Union Local 3019. The labour agreement will expire on March 31, 2008.
(2)  Sindicato de Trabajadores de Sociedad Contractual Minera El Toqui
     represents 212 employees. The collective agreement will expire in September
     2007. All except two employees are at the mine site. Santiago office is staffed by two employees.
(3)  Unionized employees. Union agreement will expire in September 2007.
(4)  Represented by an employees' union which reviews the remuneration package on an annual basis.
(5)  Represented by a union with a collective agreement which expires in January
     2012.
(6)  As of December 31, 2006.


3.4  Risk Factors

Before making an investment decision, the reader should carefully consider the risks and uncertainties described below as well as the other information contained and incorporated by reference in this Annual Information Form. These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties currently not known to the Company or that the Company considers immaterial may also impair the business operations of the Company. If any of such risks or uncertainties actually occur, the Company's business, prospects, financial condition, cash flows and operating results could be materially harmed.

Risks Inherent in the Mining and Metals Business

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines. The business involves significant financial risks over a significant period of time for which even a combination of careful evaluation, experience and knowledge may not eliminate. It is impossible to ensure that the Company's current or proposed exploration programs will result in commercially viable mining operations.

Commercial viability of developing a mineral reserve depends on a number of factors, such as, size and grade of the deposit, proximity to infrastructure, financing costs and governmental regulations that include regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of minerals and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Mineral properties are often non-productive for reasons that cannot be anticipated in advance. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations or conditions,



Breakwater Resources Ltd. - 2006 Annual Information Form           Page 13 of 56
unanticipated metallurgical difficulties, labour disruptions, unavailability of materials and equipment on a timely basis or at all, weather conditions (including historically unforeseen and unpredictable changes in weather patterns such as significantly increased severity of adverse conditions that may be brought about by the phenomenon of global warming or climate change), rock bursts, cave-ins or other ground control problems, seismic activity, flooding, water conditions and mineral or concentrate losses. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties or production facilities, personal injuries, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse government action.

Insurance Risks

The Company maintains insurance to cover some of these risks and hazards. The insurance is maintained in amounts that are believed to be reasonable depending on the circumstances surrounding each identified risk. No assurance can be given that such insurance will cover every risk, or continue to be available, or that it will be available at economically feasible premiums, or that the Company will maintain such insurance. Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or other companies within the industry. Any such event could have a material adverse effect on the Company's business.

Employee Relations and Recruitment

Most of our employees are employed under collective bargaining agreements. The collective bargaining agreements at the El Mochito mine and the El Toqui mine are scheduled to expire in September, 2007. The collective agreements at the Myra Falls mine and Langlois mine are scheduled to expire in March, 2008 and January, 2012 respectively. The Company could be subject to labour unrest or other labour disturbances including strikes as a result of any failure of negotiations on new collective agreements which could, while ongoing, have a material adverse effect on the Company's business.

Currently, the mining industry is generally facing a significant shortage of skilled labour. The Company competes with other mining companies to attract and retain key executives and employees. If the Company is unable to hire and retain sufficient skilled employees or to secure suitable mining equipment, its ability to operate optimally will be impaired which may adversely affect its business.

Commodity Price Fluctuations and Hedging

The results of our operations are significantly affected by the market price of base metals and gold and silver which are cyclical and subject to substantial price fluctuations. Our earnings are particularly sensitive to the change in market price of zinc. Market prices can be affected by numerous factors beyond our control, including levels of supply and demand for a broad range of industrial products, substitution of new or different products in critical applications for our existing products, expectations with respect to the rate of inflation, the relative strength of the US dollar and of certain other currencies, interest rates, global or regional political or economic crises and sales of gold and base metals by holders in response to such factors. If prices should decline below the Company's cash costs of production and remain at such levels for any sustained period, the Company may determine that it is not economically feasible to continue commercial production at any or all of our mines and may also be required to look for alternatives other than cash flow to maintain its liquidity until metal prices recover.

The profitability of the Company is directly related to the market price of metals produced. The Company may from time to time undertake hedging programs, with an intention to reduce the risk of a commodity's market price while optimizing upside participation, to maintain adequate cash flows and


Breakwater Resources Ltd. - 2006 Annual Information Form          page 14 of 65
profitability to contribute to the long-term viability of the business. There are, however, risks associated with hedging programs including, among other things, an increase in the world price of the commodity, an increase in gold lease rates (in the case of gold hedging), an increase in interest rates, rising operating costs, counter-party risks and production interruption events. There can be no assurance that the Company will or will not undertake hedging programs or that if hedging programs are undertaken, that the Company will be able to achieve realized prices for metals in excess of average London Metal Exchange prices as a result.

Price Fluctuations of Consumed Commodities

Prices and availability of commodities consumed or used in connection with exploration and development and mining such as natural gas, diesel, oil and electricity, also fluctuate and these fluctuations affect the costs of production at various operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on our operating costs or the timing and costs of various projects.

Shortage of Mining Equipment and Supplies

The growth in global mining activities has created a demand for mining equipment and related supplies that exceeds supply. For example, there is a global shortage of haulage truck tires which is expected to continue into 2008. Consequently, if equipment or other supplies cannot be procured on a timely basis, expansion activities, production, development or operations could be negatively affected.

Competition for Mining Properties

Because the life of a mine is limited by its ore reserves, the Company is continually seeking to replace and expand its reserves through the exploration of existing properties as well as through acquisitions of interests in new properties or of interests in companies which own such properties. We encounter strong competition from other mining companies in connection with the acquisition of properties. This competition may increase the cost of acquiring suitable properties, should such properties become available to us. The Company cannot assure that it will continue to be able to successfully compete with its competitors in acquiring attractive properties.

Market Access and Competition for Product Markets

Access to markets for our products may be subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. There can be no assurance that our access to these markets will not be curtailed or restricted entirely in the future.

The mining industry in general is intensely competitive and even if commercial quantities of mineral resources are developed, a profitable market may not exist for sale of such minerals. We must sell base metals, metal concentrates, by-product metals and concentrate, and gold and silver at prices determined by world markets over which we have no influence or control. Our competitive position is determined by our costs in comparison to those of other producers in the world. If our costs increase due to our locations, grade and nature of materialized minerals, or our operating and management skills, our revenues may be affected. We have to compete with larger companies that have greater assets and financial and human resources than we do, and which may be able to sustain larger losses than us to develop or continue business.


Breakwater Resources Ltd. - 2006 Annual Information Form          page 15 of 65

 Mineral Reserve and Resource Estimates

Disclosed reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. We estimate our mineral reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards.

Where used by the Company, figures for mineral reserves and mineral resources are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations in the price of zinc and/or other metals and/or a fluctuation in currency exchange rates may render certain mineral reserves and mineral resources uneconomical. Prolonged declines in the market price of zinc may also render mineral reserves and mineral resources containing relatively lower grades of zinc mineralization uneconomic to exploit. Such price fluctuations could materially reduce the Company's reported mineral reserves and mineral resources. Should such reductions occur, material write-downs of its investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects, increased net losses and reduced cash flow. Moreover, short-term operating factors relating to mineral reserves, such as the need for orderly development of the mineral deposit or the processing of new or different mineral grades, may cause a mining operation to be unprofitable in any particular accounting period.

The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because we prepare this Annual Information Form in accordance with Canadian disclosure requirements, we incorporate estimates of mineral resources. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves.

Certain of our mineral reserves and resources are estimated by persons who are employees of the respective operating company for each of our operations under the supervision of our employees. These individuals are not "independent" for purposes of applicable securities legislation.

Exploration and Development

We must continually replace mining reserves depleted by production to maintain production levels over the long term. This is done by expanding known mineral reserves or by locating new mineral deposits. There is, however, a risk that depletion of reserves will not be offset by future discoveries of mineral reserves. Exploration for minerals is highly speculative in nature and the projects involve many risks. Many projects are unsuccessful and there are no assurance that current or future exploration programs will be successful. Further, significant costs are incurred to establish mineral reserves and to construct mining and processing facilities. Development projects have no operating history upon which to base estimates of future cash flow and are subject to the successful completion of feasibility studies, obtaining necessary government permits, obtaining title to or other land rights and availability of financing.

Currency Fluctuations, Foreign Exchange and Interest Rate Risk

The Company operates using the Canadian dollar, the United States dollar and other currencies, and as such may be negatively affected by fluctuations in foreign exchange rates. Currency fluctuations may affect the revenues which the Company realizes from its operations, as concentrates are sold in the world market in United States dollars while a significant percentage of the Company's expenses are


Breakwater Resources Ltd. - 2006 Annual Information Form           Page 16 of 65
denominated in non-US dollars. This exposes the Company to increased volatility in earnings due to fluctuations in foreign exchange rates. While foreign currencies are generally convertible into Canadian and US dollars, there is no guarantee that they will continue to be so convertible or that fluctuations in the value of such currencies will not have an adverse effect on the Company.

Our exposure to changes in interest rates results from investing and borrowing activities undertaken to manage our liquidity and capital requirements. There can be no assurance that we will not be materially adversely affected by interest rate changes in the future. In addition, our use of interest rate swaps exposes us to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on our business.

Credit Risk

The Company is subject to credit risk through trade receivables. The Company manages this risk through evaluation and monitoring processes. The Company believes its customers to be established and creditworthy. Credit risk is further mitigated through the use of provisional payment arrangements and the use of letters of credit and other financial instruments, where appropriate. Credit risk also relates to derivative contracts arising from the possibility that a counterparty to an instrument in which the Company has an unrealized gain fails to perform. The Company transacts only with counterparties it considers to be highly-rated. The Company does not consider the credit risk associated with these financial instruments to be significant. Nonetheless there can be no guarantee that all customers of the Company will be able to fulfill its obligations, which could have an adverse effect on the Company.

Environment, Health and Safety Regulations

Environmental, health and safety legislation affects nearly all aspects of our operations including mine development, worker safety, waste disposal, emission controls and protection of endangered and protected species. Compliance with environmental, health and safety legislation can require significant expenditures and failure to comply with environmental, health and safety legislation may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, clean-up costs arising out of contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from our existing operations, but from operations that have been closed or sold to third parties. We are required to reclaim properties after mining is completed and specific requirements vary among jurisdictions. In some cases, we may be required to provide financial assurances as security for reclamation costs, which may exceed our estimates for such costs. Our historical operations have generated significant environmental contamination. We could also be held liable for worker exposure to hazardous substances and for accidents causing injury or death. There can be no assurances that we will at all times be in compliance with all environmental, health and safety regulations or that steps to achieve compliance would not materially adversely affect our business.

Environmental, health and safety laws and regulations are evolving in all jurisdictions where we have activities. We are not able to determine the specific impact that future changes in environmental, health and safety laws and regulations may have on our operations and activities, and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environment, health and safety regulation. For example, emissions standards are poised to become increasingly stringent as are laws relating to the use and production of regulated chemical substances. Further changes in environmental, health and safety laws, new information on existing environmental, health and safety conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures or otherwise have a

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 17 of 65
material adverse effect on us. Changes in environmental, health and safety legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution. In the event that any of our products were demonstrated to have negative health effects, we could be exposed to workers compensation and product liability claims which could have a material adverse affect on our business.

Transportation Risks

Due to the geographical location of our mining properties and locations, we are highly dependent on third parties for the provision of rail and port services. We negotiate prices for the provision of these services in circumstances where we may not have viable alternatives to using specific providers, or have access to regulated rate setting mechanisms. Contractual disputes, demurrage charges, rail and port capacity issues, availability of vessels and rail cars, weather problems or other factors can have a material adverse effect on our ability to transport materials according to schedules and contractual commitments.

Aboriginal Title Claims

Recent Canadian jurisprudence requires governments to consult with aboriginal peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. This may affect our ability to acquire, either within a reasonable time frame or at all, effective mineral titles in Canada in which aboriginal title is claimed. The risk of unforeseen aboriginal title claims also exists in foreign jurisdictions and also could affect existing operations as well as development projects and future acquisitions. These legal requirements may affect our ability to expand or transfer existing operations or to develop new projects.

Foreign Activities

Our business currently operates in Chile, Honduras and Tunisia, and may operate in other foreign countries in the future, where there are added risks and uncertainties due to the different economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation.

There is no assurance that future political and economic conditions in the countries in which we operate will not result in their governments adopting different policies respecting foreign development and ownership of mineral resources. In Honduras, there have been recent political initiatives to amend the 1998 General Mining Act (the "Mining Act") which is the principal legislation governing mining in Honduras. As it relates to the Company, these initiatives, if undertaken as presently understood, are most likely to affect environmental, fiscal and taxation matters and result in increased operating costs. While it is not expected that these mining law reform initiatives will have a material adverse impact on the Company's business, such an impact cannot be ruled out given that developments are not within the control of the Company.

Any changes in policy may result in changes in laws affecting ownership of assets, taxation, rates of exchange, concentrate sales, environmental protection, labour relations, repatriation of income and return of capital, which may affect both the ability of the Company to undertake exploration and development activities in respect of future properties in the manner then currently contemplated, as well as its ability to continue to explore, develop and operate those properties in respect of which the Company has obtained exploration, development and operating rights.

Further, developing country status or an unfavorable political climate may make it difficult for us to obtain financing for projects in some countries.

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 18 of 65

Greenhouse Gas Emissions

The primary source of greenhouse gas emissions in Canada is the use of hydrocarbon energy. Our operations depend significantly on hydrocarbon energy sources to conduct daily operations, and there are currently no economic substitutes for these forms of energy. The federal and provincial governments have not finalized any formal regulatory programs to control greenhouse gases and it is not yet possible to reasonably estimate the nature, extent, timing and cost of any programs proposed or contemplated, or their potential effects on operations.

Accounting Policies and Internal Controls

We prepare our financial reports in accordance with accounting policies and methods prescribed by Canadian generally accepted accounting principles. In preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in our Consolidated Financial Statements. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, we have implemented and continue to analyze our internal control systems for financial reporting. Although we believe our financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance.

Legal Proceedings

The nature of our business subjects us to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The Company is currently subject to litigation and may be involved in disputes with other parties in the future which may result in litigation. The outcome of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on our business.

Regulatory and Environmental Risks

The Company's mining, processing operations and exploration activities are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations or more stringent implementation of existing laws and regulations could have a material adverse impact on the Company, increase costs, cause a reduction in levels of production and/or delay or prevent the development of new mining properties. The Company believes it is currently in compliance in all material respects with all applicable environmental laws and regulations. Such compliance requires significant expenditures and increases mine development and operating costs.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to the Company's ownership of a property. To the extent the Company is subject to uninsured environmental liabilities, the payment of such liabilities would reduce the Company's otherwise available earnings and could have a material adverse effect on the Company. Should the Company be unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 19 of 65

Company. In addition, the Company does not have coverage for certain environmental losses and other risks, as such coverage cannot be purchased at a commercially reasonable cost.

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

Title to Properties

The validity of the mining claims that constitute most of the Company's property holdings can be uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its properties, some risk exists that such titles, particularly title to undeveloped properties, may be defective.

3.5  Qualified Persons

The effective date of the Company's mineral reserves and mineral resources estimate is December 31, 2006. The 2006 estimated measured and indicated mineral resource and the estimated inferred mineral resource were prepared under the supervision of Torben Jensen, P.Eng., who is employed by the Company as VP, Engineering and who is a qualified person. The qualified person responsible for the Myra Falls mineral reserve and mineral resource estimates is Ken Atkin, P.Geo. (BC), Chief Geologist. The qualified person responsible for the Langlois mineral reserve and mineral resource estimates for Zones 3 and 4 is Donald Gervais, member of l'Ordre des geologues du Quebec, Chief Geologist. The qualified person responsible for the Langlois mineral reserve and mineral resource estimates for Zone 97 is Jean-Francois Couture, P.Geo. of SRK Consulting ("SRK"). The qualified person responsible for the Grevet B mineral resource estimate is Bernard Salmon, Ing. of Scott Wilson RPA. The qualified person responsible for the El Mochito mineral reserve and mineral resource estimates is Renaud Adams, P.Eng., General Manager, El Mochito mine. The qualified person responsible for the El Toqui mineral reserve and mineral resource estimates is Robert McGuire, P.Eng., General Manager, El Toqui mine.

3.6  Summary of Mineral Reserves and Mineral Resources

The following table summarizes the Company's mineral reserves and mineral resources estimates as at December 31, 2006.

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 20 of 65

                 Mineral Reserves and Mineral Resources Table

Proven and Probable Reserves


                          December 31, 2006                    December 31, 2005
               Tonnes    Zn    Pb    Cu    Ag    Au    Tonnes    Zn    Pb    Cu    Ag    Au
              (000's)   (%)   (%)   (%)  (g/t) (g/t)  (000's)   (%)   (%)   (%) (g/t) (g/t)
-------------------------------------------------------------------------------------------
Myra Falls    6,134     5.7   0.5   1.0    41    1.2   6,000    6.4   0.5   1.1   46    1.3
El Mochito    2,899     6.1   2.7    -     89     -    2,413    6.6   2.2    -    87      -
El Toqui      2,869     8.2    -     -      -    1.3   2,591    7.8    -     -     -    2.1
Langlois      3,658    10.1    -    0.8    49    0.1   3,323   10.8    -    0.8   52    0.1
-------------------------------------------------------------------------------------------
Total        15,560     7.3    -     -      -     -   14,327    7.7    -     -     -      -
-------------------------------------------------------------------------------------------


Measured and Indicated Resources*


                          December 31, 2006                    December 31, 2005
               Tonnes    Zn    Pb    Cu    Ag    Au    Tonnes    Zn    Pb    Cu    Ag    Au
              (000's)   (%)   (%)   (%)  (g/t) (g/t)  (000's)   (%)   (%)   (%) (g/t) (g/t)
-------------------------------------------------------------------------------------------
Myra Falls    7,224     7.2   0.6   1.2    55    1.7   8,647     7.8  0.7   1.4   64    1.8
El Mochito    3,199     6.7   2.8    -     97     -    3,195     8.2  2.8    -   111      -
El Toqui      3,597     8.9    -     -      -    1.3   3,420     8.4   -     -     -    1.9
Langlois      5,699    10.7    -    0.8    51    0.1   4,981    11.1   -    0.8   54    .01
-------------------------------------------------------------------------------------------
Total        19,719     8.4    -     -      -     -   20,243     8.8   -     -     -      -
-------------------------------------------------------------------------------------------


*Includes proven and probable reserves but excludes inferred resources.


Inferred Resources

                          December 31, 2006                    December 31, 2005
               Tonnes    Zn    Pb    Cu    Ag    Au    Tonnes    Zn    Pb    Cu    Ag    Au
              (000's)   (%)   (%)   (%)  (g/t) (g/t)  (000's)   (%)   (%)   (%) (g/t) (g/t)
-------------------------------------------------------------------------------------------
Myra Falls    4,431     6.9   0.8   1.0    81    2.0   2,241     4.8  0.6   0.9   45    1.4
El Mochito    2,480     5.7   2.3    -     75     -    2,174     7.2  4.3    -   131      -
El Toqui      4,626     8.5    -     -      -    0.5   3,012     7.9    -    -     -    0.5
Langlois      1,808     8.8    -    0.5    39    0.1   1,255     9.7    -   0.5   40    0.1
-------------------------------------------------------------------------------------------
Total        13,345     7.5    -     -      -     -    8,860     7.1    -    -     -      -
-------------------------------------------------------------------------------------------


Metal Price Assumptions

For the December 31, 2006 mineral reserves estimates, metal prices, including premiums, used to determine economic viability were US$1.12/lb. zinc, C$/US$ exchange rate of 1.09, US$600/oz. gold, US$12/oz. silver, US$2.55/lb. copper and US$0.54/lb. lead. For Grevet B, the satellite deposit at Langlois, the metal prices used were US$1.45/lb. zinc, C$/US$ exchange rate of 1.09, US$12/oz. silver and US$3.27/lb. copper. Higher prices were used on this deposit as it is expected that it will be mined over the next two years.

For the December 31, 2005 mineral reserves, the following metal price assumptions were used for the various mineral reserve/mineral resource estimates.

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 21 of 65

Mineral reserves and mineral resources at Myra Falls were based on an NSR cut-off of $65/tonne for the HW deposit and $70/tonne for all other deposits. Prices used for the mineral reserve/mineral resource estimates were US$0.80/lb. zinc, US$1.80/lb. copper, US$7.50/oz. silver, US$500/oz. gold and a C$/US$ exchange rate of $1.18.

For both El Mochito and El Toqui, long term metal prices and exchange rates were first assigned in 1998. Prices used for the mineral reserve/mineral resource estimates were US$0.55/lb. zinc, US$0.25/lb. lead, US$5/oz. silver, US$275/oz. gold and a C$/US$ exchange rate of $1.43. Prior to 2006, no modification of these prices had been made since that time. Both operations use a specific cut-off grade which has been applied annually since that time. Mineral resources at El Mochito are based on a grade cut-off of 3.0 to 5.0% zinc depending on the deposit. Mineral resources at El Toqui are based on a grade cut-off of 4.75% zinc for all deposits.

At Langlois, the NSR values used to outline mineral reserves were based on US$0.50/lb. zinc US$0.80/lb. copper, US$5/oz. silver, US$343/oz. gold and a C$/US$ exchange rate of $1.43 for Zone 97 and US$0.55/lb. zinc, US$0.90/lb. copper, US$5/oz. silver, US$275/oz. gold and a C$/US$ exchange rate of $1.55 for Zones 3 and 4.

Scientific and Technical Data

The Company is reporting mineral resource and reserve estimates in accordance with the CIM Definition Standards For Mineral Resources and Mineral Reserves (the "CIM Guidelines") for the estimation, classification and reporting of resources and reserves.

The Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101") requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources in accordance with the meanings ascribed to those terms in the CIM Guidelines. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 22 of 65
such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

3.6  Operating Mines

A)   MYRA FALLS MINE

Project Description and Location

The Company owns and operates, through its subsidiary, NVI Mining Ltd., the Myra Falls zinc/copper/lead/gold/silver mine located near Campbell River, British Columbia. Effective July 23, 2004, the Company acquired all of the outstanding shares of Boliden Westmin (Canada) Limited ("BWCL"), the owner of the Myra Falls mine from Boliden Limited ("Boliden") for consideration consisting of 18 million Common Shares and Tradeable Warrants to purchase 5 million Common Shares at an exercise price of $1.00 expiring on January 28, 2009. Subsequently, the Company changed the name of BWCL to NVI Mining Ltd.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Myra Falls mine is located in Strathcona-Westmin Provincial Park in central Vancouver Island, British Columbia. The mine is linked by a 90 kilometre paved road to the port of Campbell River on the east coast of Vancouver Island and also by paved road to the west coast of Vancouver Island via the town of Gold River. Campbell River is an important local centre, which is connected by road to the provincial capital, Victoria, and has air links to Vancouver.

The mine and other installations are located on the floor of Myra valley at an elevation of approximately 275 metres above sea level. On both sides of the valley are steep, rugged mountains rising to approximately 1,850 metres above sea level. The lower slopes are covered by forest composed of fir, hemlock and cedar. Alpine meadow occurs at higher elevations and the summits are bare rock with local glacial ice.

Precipitation is high, reaching the equivalent of 2,500 millimetres of rain per year, which may include up to three metres of snow in winter. The temperature ranges from 28(degree)C in summer to -18(degree)C in winter.

The Myra Falls mine facilities include an underground mine and a conventional milling facility which produces separate zinc and copper concentrates. Other facilities include a headframe and hoist building,

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 23 of 65
which houses the compressors that provide compressed air for the underground mine and ancillary functions, a hydraulic backfill plant and a concentrate loadout facility located in Campbell River. Electrical power is provided by two hydro-electric power stations producing 11.2 megawatts. As well, there is a 12 megawatt diesel generating plant which supplies any additional power required.

The mine property covers 2,209.97 hectares held under mining leases, 317.62 hectares held under freehold title to minerals and 1,110 hectares held under two post mining claims. The leases are valid for varying terms and, upon expiry, may be renewed by formal application to the applicable governmental authorities.

History

1918 James Cross and Associates staked claims in the Myra Falls/Buttle Lake area discovering H-W, Lynx, Price and Myra mines.
1920's Following the discovery of the Lynx mineralization, Paramount Mining Co. of Toronto started first development work in the area but inconclusive findings along with the remoteness of the area and depressed metal prices resulted in little work being done.
1959      Reynolds Syndicate acquired the claims.
1961      Western Mines Limited acquired the claims.
1966      The Lynx mine started as an open pit operation.
1967 Lynx mine producing 860 tonnes per day and diamond drilling established underground mineral reserves.
1969      Myra mine deposits discovered.
1972 Myra mine in production. Brascan Resources Ltd. acquired a controlling interest in Western Mines Limited.
1975 Lynx open pit mine was completed. The Lynx underground mine produced approximately 8,500 tonnes per month.
1976 Aggressive exploration program initiated to offset the decline in the Lynx and Myra mineral reserves.
1979 Exploration program successful in locating the large massive sulphide deposit now known as the H-W deposit.
1981 Western Mines Limited merged with Brascan Resources Ltd. to become Westmin Resources Ltd.
1982 Over three years a new tailings disposal facility was installed and commissioned.
1985 Following additional drilling, development and feasibility studies at the new H-W mine, a shaft and headframe was completed. After completion of a conveyor to the new mill, initial production averaged 2,700 tonnes per day.
1986      Myra mine operations closed.
1989      Mill production at the H-W mine increased to 3,650 tonnes per day.
1991      The Battle and Gap deposits were discovered.
1993      Lynx operations suspended.
1995      Marshall deposit discovered.
1996      Mining in the Battle-Gap zone commenced.
1998 Boliden Limited acquired the Myra Falls mine through take-over of Westmin Resources Ltd. and subsequently transferred the Myra Falls assets to its wholly-owned subsidiary, Boliden Westmin (Canada) Limited ("BWCL"). Mining operations temporarily suspended at Myra Falls. An action plan was put in place to deal with difficult ground conditions.
1999      Mining resumed at Myra Falls.
2001 Myra Falls shut down for four months as the organization was restructured to adjust to falling metal prices.
2004 The Company purchased all the outstanding shares of BWCL from Boliden Limited. BWCL name changed to NVI Mining Ltd.

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 24 of 65

Geological Setting and Mineralization

Volcanic hosted massive sulphide ("VHMS") deposits on Vancouver Island, including those at Myra Falls, are hosted by ancient island arc systems of the Paleozoic Sicker Group. The Sicker Group is exposed on Vancouver Island in several fault-bounded uplifts.

At Myra Falls, the Devonian to Mississippian aged Sicker Group volcanic rocks are conformably overlain by limestone of the Permian aged Buttle Lake Formation. In order of decreasing age, the Sicker Group comprises the basement Price Formation andesite, Myra Formation felsic to mafic volcanic rocks, Thelwood Formation mafic fine-grained volcaniclastic rocks, Flower Ridge Formation mafic breccias and sills, and Buttle Lake limestone.

Sulphide mineralogy at Myra Falls is typical of most VHMS deposits. The common sulphide minerals present in order of decreasing abundance are pyrite, sphalerite, chalcopyrite, and galena. Less common sulphides are pyrrhotite, arsenopyrite and the copper-rich sulphides bornite, renierite, and anilite. The VHMS deposits are hosted by the Myra Formation and are associated with two rhyolite horizons, the at-depth H-W Horizon and the near-surface Lynx-Myra-Price ("L-M-P") Horizon.

Deposits within the H-W Horizon are primarily classified as a zinc-copper type and include the H-W deposit and its adjacent lenses. The Battle and Gap deposits also fall within the zinc-copper group in spite of their high lead and zinc values relative to other deposits on the property.

VHMS mineralization associated with the H-W Horizon is typically at or proximal to the Price Formation andesite contact. VHMS deposits immediately overlying the Price Formation andesite contact are the 22 million tonne H-W deposit and the six million tonne Battle deposit. The H-W Horizon also has subordinate but economically significant mineralization within stacked lenses located ten to 70 metres above the larger deposits. In mine terminology these stacked lenses are known as Upper Zone mineralization. In the Battle deposit area, Upper Zone mineralization is hosted by felsic volcaniclastic rocks proximal to the base of or within quartz feldspar porphyry flow-dome complexes.

VHMS mineralization in the L-M-P Horizon is located in the upper portion of the Myra Formation. These deposits were the first to be exploited on the property due to their surface exposure. The near surface L-M-P Horizon has a
7.2 million tonne pre-mining mineral resource with an average deposit size of
2.4 million tonnes.

There are a number of smaller sulphide lenses between and beyond the main deposits. These include the Extension and the 43 Block, which represent part of the current mineral reserve, as well as more outlying bodies such as the Trumpeter, Marshall and Ridge Zones which already contribute to the mineral resource.

Mineral Resource and Mineral Reserve Estimation Methodology

The mineral resource and mineral reserve estimates for the Myra Falls mine are developed using Gemcom modelling software. Separate block models are maintained for the H-W, Battle-Gap, Extension, Lynx Level 6, Ridge, and Marshall zones.

The block model mineral resources are classified into measured, indicated and inferred categories based on the distance of a block from its nearest composite.

Mineral resources comprise mineralized areas which:

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 25 of 65

i) have been drilled and/or otherwise sampled to the knowledge level of measured or indicated mineral resources;
ii) are considered accessible and extractable from currently-active mine workings and are included in the current mining plan; and
iii) have an NSR value equal to or exceeding a predetermined cut-off value.

A separate extraction factor and dilution rate is applied to each mining area to estimate mineral reserve tonnages and grades. The result is regarded as a mineral reserve with proven and probable status.

A summary of mineral reserves and mineral resources is set out in the mineral reserves and mineral resources table in Paragraph 3.6 entitled "Summary of Mineral Reserves and Resources" in this Annual Information Form.

Mining Operations

Myra Falls currently operates two underground mines: the H-W mine which commenced production in 1985 and the Battle-Gap mine which commenced significant production in 1997. The H-W mine is accessed by a 716 metre deep, six-compartment vertical shaft serviced by a 49 metre high headframe. The shaft is linked to the production areas by 14 kilometres of ramps and lateral development. The Battle-Gap mine is linked to the H-W shaft by a 1.8 kilometre long drift on the 18 level. The mine operates on two ten hour shifts per day. All workers and materials are transported to and from both mines via the H-W shaft.

Mining in the H-W mine is now mainly restricted to the recovery of pillars. Most primary stopes have been mined out and backfilled with cement-stabilized hydraulic backfill material. The main production method in the H-W mine is sublevel stoping with longhole drilling.

Mining in the Battle-Gap includes sublevel stoping and drift-and-fill mining techniques according to the ground conditions. Opened in 1997, this mine is focused on primary production. Hydraulic backfilling is applied here as well. Up to 55% of tailings generated by the mill are returned underground as fill material in H-W and Battle-Gap zones.

Loaded by rubber-tired diesel scoop-trams and hauled to ore-passes, the blasted material falls by gravity to the main haulage level (24 level). Mineralized material is transported by electric locomotives to the primary jaw crusher located underground on 25 level in the H-W mine. Trains are loaded and sent to the crusher according to specific tramming schedules designed, where possible, to even out grade variations. Mineralized material is crushed to less than 150 millimetres (six inches) in a 1.2 metre by 1.1 metre jaw crusher and hoisted to the surface in two counterbalanced 10.5 tonne-capacity skips to a 100 tonne storage bin in the headframe. From there the mineralized material is transported by a 1.4 kilometre long conveyor to a 3,600 tonne coarse ore storage bin at the concentrator.

Ground control is achieved by means of rockbolts, screening, shotcreting and tight filling of voids. In the Battle-Gap zone, high rock pressures arising from the mine's location under Mount Phillips, demand vigilance.

The Phillips Reach-surface ramp was started in 2005. The ramp was completed to the top of the Level 14 ventilation raise at the end of 2006. The raise was drilled off but not blasted until January 2007. The ramp will continue to the Levels 14 and 15 in the Lynx mine in 2007. This will provide both service access to the upper levels of the Lynx mine as well as ventilation to the west end of the Battle-Gap mine.

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 26 of 65

Underground exploration work consisting of drift development to the Marshall zone on the 24-level track drift and diamond drilling continued during 2006. Diamond drilling was concentrated on the Marmot Trough located below and to the south of the Battle-Gap mine. Drilling in 2007 will focus on a wider range of targets.

Metallurgical Processing

The Myra Falls concentrator has a rated capacity of 1.4 million tonnes per year and produces zinc, copper and precious metals concentrates. The original Myra Falls concentrator, constructed in 1966, was replaced in 1985 by the current concentrator that has been progressively modernized since that time. In 1990, the zinc and copper flotation circuits were streamlined by adding column cells and reducing the re-circulation load which resulted in improved zinc recovery. In 1992, a Knelson gravity concentrator was added to each grinding circuit to improve gold recovery. In 2006, the copper and zinc flotation circuits were refurbished and extra cells were added to enable production of a separate lead concentrate when required.

At surface, the mineralized material is transported from the H-W mine headframe to the mill by a 1.4 kilometre long conveyor belt. This conveyor belt discharges into a 3,600 tonne coarse ore bin at the concentrator. Secondary and tertiary cone crushing and screening reduces the mill feed to less than 16 millimetre by 28 millimetre size. Two 3,500 tonne fine ore bins receive this crushed material.

The concentrator has two parallel grinding circuits, each capable of treating 2,000 tonnes per day. Rod mill discharge is pumped to a pair of Krebs D20LB cyclones operating in closed circuit with the ball mill. Cyclone underflow, containing 80 - 85% solids, returns to the ball mill. Part of the cyclone underflow stream is passed through a Knelson gold concentrator to recover coarse free gold. Gold and silver recoveries are about 53% and 74%, respectively. The gold circuit was modified in 2006 to include further gold concentration using a vibratory gold shaking table.

Cyclone overflow is fed to the copper flotation circuit; particle size is 75 - 80% finer than 75 microns (200 mesh). Copper minerals are recovered in a conventional rougher-scavenger circuit followed by three cleaning stages. During 2006, mechanical cells replaced the column cell that previously operated as the final cleaner. The final concentrate reports to the 9.8 metre diameter copper concentrate thickener. The thickened concentrate is dewatered by pressure filtration and discharged to the load-out bay.

The copper scavenger tails and copper first cleaner tails are combined and pumped to the zinc flotation circuit.

The feed to zinc flotation is conditioned for approximately ten minutes ahead of rougher flotation. Lime is added to raise the pH and assist in iron (mainly pyrite) depression and copper sulfate is added to reactivate the zinc mineral. Collector is added to the conditioner discharge. Zinc rougher concentrate is pumped to a regrind mill ahead of three stages of cleaning. During 2006 mechanical flotation cells replaced the column cell that previously functioned as the final cleaner. The zinc final concentrate reports to the 9.8 metre diameter zinc concentrate thickener. The thickened concentrate is further dewatered by pressure filtration and discharged to the load-out bay.

Zinc and copper recoveries during 2006 were 86.5% and 73.0% respectively.

The dewatered concentrates are transported from the property in 38 tonne truck/trailer units 90 kilometres to Discovery Terminal, a deep-sea docking facility located in Campbell River where they are loaded onto barge or ship.

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 27 of 65

Flotation tailing is pumped from the mill to a cyclone plant where the particles are classified into a coarse sand fraction that is returned underground as hydraulic backfill, and a fine slurry that is pumped to a paste tailings plant.

In the paste tailings plant, the fine solids are flocculated and settle in a high-capacity thickener. The thickener overflow (clear process water) is recycled to the milling process. The thickener underflow slurry, contains around 55% solids and a portion of this stream is pumped to a vacuum disc filter where it is further dewatered to produce a filter cake of 85% solids. The filter cake is recombined with thickener underflow slurry at a ratio of 60:40 in a paddle mixer. The resulting "paste" then discharges from the paddle mixer into a positive-displacement pump. The paste tailings are pumped to a deposition site along the northern perimeter of the tailings pond.

During the fourth quarter of 2005, metallurgical test work was carried out to investigate the feasibility of producing a lead concentrate of marketable quality, with the ultimate goal of reducing the quantity of lead and zinc reporting to the copper concentrate. The test work was positive, indicating that copper recoveries could be improved by 30 to 40% with a dramatic reduction in impurities and zinc concentrate grades could be improved by 11%. A mill flowsheet was developed and the flotation circuits were modified along with the reagent additions to improve zinc and lead rejection in the copper circuit and improve zinc concentrate grade. The components were installed to float off a lead concentrate and this portion of the circuit will be commissioned in early 2007. During the fourth quarter of 2006, zinc recoveries were 88.2% and copper recoveries were 71.20% during the circuit commissioning.

A summary of three year production information is set out in the Historical Production Table in Paragraph 3.2 entitled "Operations of the Company" in this Annual Information Form.

Environmental Management and Permitting

The Myra Falls mine is located within Strathcona-Westmin Provincial Park. The park was established as a Class B park inside the boundaries of Strathcona Provincial Park, which is a larger Class A park and covers a total area of 231,000 hectares. The Class B park designation was established in 1989 to allow mining interests to continue as industrial development is not permitted within a Class A provincial park.

Although the Company's mineral claims cover more than 3,600 hectares, the surface area affected by the Myra Falls mine is less than 170 hectares.

The surface tailings disposal facility ("TDF") is a 43 hectare "side-hill" impoundment created by upstream dam raises of fill. The crescent shaped dam is approximately 1,400 metres long and 28 metres high. Drainage from the facility reports to a water treatment system with a series of settling ponds before being released to Myra Creek. The TDF receives up to 50% of the whole tailings stream and the balance reports underground as cemented hydraulic fill (via the backfill plant).

In 1997, a geotechnical audit of the TDF by independent experts, indicated that the facility did not satisfy the British Columbia guidelines for dam seismic standards (a one-in-475 year earthquake event for an operating mine). Several alternatives for strengthening the facility were reviewed and a proposal was finally selected that will enable the TDF to exceed the recommended operating design standard and meet the recommended closure standard of a one-in-1,000 year earthquake event. The proposal was approved by the British Columbia government and construction of the upgrade is in progress and scheduled to be completed in 2008.

As of January 1, 2007, approximately 18 months of storage space remains available for tailings in the TDF. The storage available is considerably more than was reported last year and this has been confirmed

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 28 of 65
by the Geotechnical Consultant, AMEC Earth and Environmental Inc. While the storage space is being consumed, a new facility in the Lynx Pit is being constructed and is expected to have sufficient storage capacity to accommodate tailings for an additional 11 years.

Mining and milling activities at Myra Falls are conducted pursuant to various environmental permits, including waste water and air emission permits issued under the British Columbia Waste Management Act, mining and reclamation permits issued under the British Columbia Mines Act (the "Mines Act") and park use permits issued under the British Columbia Park Act. Operations at Myra Falls are conducted in substantial compliance with all of these permits.

The Myra Falls mine holds Park Use Permits issued by the British Columbia Ministry of Parks for mining and power generation. The permits are valid for a period of 27 years commencing June 1, 1985 (expiring on May 31, 2012) and are renewable.

The Myra Falls site currently operates under a Reclamation Permit (M-26) (the "Reclamation Permit") issued by the British Columbia Ministry of Energy and Mines ("MEM"). The Reclamation Permit contains the MEM's reclamation requirements including financial security obligations by the permittee.

An updated conceptual closure plan for the Myra Falls mine was filed with the Chief Inspector of Mines of the MEM on December 22, 2003 to meet the requirements under the British Columbia Mines Act and Reclamation Code. The report details closure techniques and methods for all site components complete with cost estimates to implement the plan. The updated reclamation and closure costs are estimated at $10.3 million. A continued annual operating cost of $0.6 million is also expected for long term treatment of site drainage after closure.

The Reclamation Permit contains conditions for the posting of reclamation and security requirements. The Company has fulfilled its obligations by posting an aggregate of $13.4 million of which a sum of $10.8 million was for reclamation and closure costs and $2.6 million for the TDF upgrade program.

Exploration

Since the opening of the Lynx mine in 1966, there have been four subsequent phases of exploration, development and mining ("E-D-M") from four past and current producing mines. Each cycle has taken about a decade to run its course, with some minor overlap. Initiation of each cycle commenced with the need to discover new resources as existing resources were being depleted.

Diamond drilling for new undiscovered VHMS deposits has yet to be successful during the current E-D-M cycle. Based on financial constraints over the past four years, an interim decision has curtailed development of strategically positioned underground diamond drill platforms for targets on the western and northern portions of the property. Development of diamond drill platforms is essential as the western half of the property lies under the 1,520 metre high Phillips Ridge. The Company commenced development of the Phillips Reach ramp from surface in the Lynx mine area to the west during 2005. This ramp will provide new underground diamond drill platforms. Diamond drilling from the Phillips Reach ramp commenced during 2006. The diamond drill contractor mobilized in the fourth quarter and set up on surface to drill the extension of the Marshall zone.

Definition diamond drilling is currently delineating the Extension Zone and the 43 Block. The Extension Zone is located between the H-W and Battle-Gap mines and extends over a one kilometre strike length. The 43 Block definition diamond drilling is nearing completion; mining of initial stoping blocks on this structurally deformed lens commenced in 2001. Near surface mineral resources of the high-grade Lynx deposit S-Zone of the L-M-P Horizon have also been outlined.

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 29 of 65

B)   EL MOCHITO MINE

Project Description and Location

The Company owns and operates the El Mochito zinc/lead/silver mine located in Honduras through American Pacific Honduras S.A. de C.V. ("AMPAC"). Except for a short duration in 1987, the mine has been in production for 58 years.

The El Mochito mine is located in northwest Honduras, near the town of Las Vegas, approximately 88 kilometres southwest of San Pedro Sula and 220 kilometres northwest of the capital city, Tegucigalpa. The concentrate produced at El Mochito is shipped to the port city of Puerto Cortes, which is 35 kilometres north of San Pedro Sula.

The El Mochito mine consists of an underground zinc/lead/silver mine and a 2,300 tonne per day concentrator. The El Mochito property includes 53 exploitation concessions totalling 10,835 hectares of mineral rights. AMPAC has sole title to the exploitation concessions, which are 40 year concessions expiring in 2027. In addition, AMPAC has legal title to extensive surface lands covering a portion of the El Mochito zone of claim concessions; these surface lands are necessary for worker camps, surface mine and mill facilities, present and future tailings dams, exploration activity and water springs.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the mine from San Pedro Sula is by a paved highway. Located in the Province of Santa Barbara, the mine, town site and industrial facilities are situated on the slopes of mountains overlooking Las Vegas, a rural community of 25,000 people.

The mine is located at an elevation of 1,000 metres in a mild, semi-tropical climate. Maximum daily temperatures range from 23(degree)C to 29(degree)C and average rainfall per annum is 2,300 millimetres. Due to its tropical location and varied topography, Honduras enjoys a variety of climates. The temperatures are warm all year around but the patterns of rainfall, humidity and tropical vegetation vary depending on the altitude, prevailing winds, the location in relation to the coasts, and to what extent the mountains block the passage of clouds.

Electrical Power at El Mochito is supplied by National Grid belonging to the Honduran Government. The mine has an on-site diesel power plant that has the capacity to cover all aspects of the mine (mill excluded) operation with the exception of the hoisting operation.

History

1938      El Mochito mine discovered.
1943 New York and Honduras Mining Corporation (later Rosario Resources Corporation "Rosario") purchased the property.
1948 Production began with the initial zinc product being jig concentrates containing native silver, a bulk flotation concentrate and a silver product.
1960      Zinc concentrate became economic to produce.
1978      Amax, Inc. acquired Rosario.
1987 The mine was closed due to high taxes, labour problems and high operating costs. American Pacific Mining Corporation, Inc. ("American Pacific") purchased the mine. Mine reopened.
1990 The Company acquired American Pacific by way of an amalgamation of American Pacific with a wholly-owned subsidiary of the Company now named Santa Barbara Mining Company, Inc.

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 30 of 65

Geological Setting and Mineralization

Zinc/lead/silver mineralization at El Mochito occurs in sedimentary rocks of the Cretaceous age and belongs to the economically important class of high-temperature replacement zinc/lead deposits in carbonates. Carbonates are particularly susceptible to replacement by acid hydrothermal solutions which, in the case of El Mochito, have deposited skarn minerals such as garnet, epidote and pyroxene together with sulphides of iron, zinc and lead.

The replacement deposits can take two shapes: some follow the essentially flat bedding of their host rock ("mantos") while others cut across the rocks ("chimneys" or "pipes"). At El Mochito, both of the replacement deposits are prominently developed, with mantos forming at the lower contact of the Cretaceous Atima limestone, where upwelling solutions emerged from the underlying Todos Santos siltstone package. Mantos also formed at the lower contact of the Mochito shale, a 150 metre thick limy siltstone unit some 550 metres above the base of Atima limestone. In many cases, a chimney-type connection between the lower and upper mantos is present, the largest of which is the San Juan pipe, now largely mined out. Others are the Nacional, Salva Vida, Yojoa, Nina Blanca and Nueva pipes. Overall, some 70% of the total known tonnage at El Mochito occurs in the chimney/pipe setting.

There is also a tendency for the formation of manto-like bodies immediately above the Mochito shale from which a number of individual pipes rise into the 450 metres of the overlying upper Atima limestone where a number of high grade pipes or chimneys sustained the mine in its earlier history. The known mineralization at El Mochito occurs within a rock volume measuring some 2.5 kilometres east-west and 600 metres north-south, with a vertical (stratigraphic) extent of more than one kilometre. Within these dimensions, the known mineralized bodies occupy 0.3% of the overall volume.

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

The high-grade Port Royal zone discovered in 1999 and the Barbasco zone discovered in 2001 are similar to smaller high-grade zones mined decades ago; however, they occur over 770 metres west of similar structures previously mined and confirm the continuing exploration potential of these structures.

Mineral Resource and Mineral Reserve Estimation Methodology

The mineral resource and mineral reserve estimates for the El Mochito mine are developed using Gemcom modelling software. The method used in the December 31, 2006 mineral resource and mineral reserve estimation was different from the previous years in several aspects. This year, the cut-off grade was changed to 5% zinc equivalent grade from a 5% zinc grade. Secondly, a true grade block model was created using an inverse distance (1/D(2)) interpolation method rather than the traditional polygonal method. And lastly, treatment of planned dilution in mining was modified. All other parameters, such as drill spacing, specific gravity, sampling method, geochemical analysis, and mining method and factors, are the same as preceding estimates.

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 31 of 65

A summary of mineral reserves and mineral resources is set out in the mineral reserves and mineral resources table in Paragraph 3.6 entitled "Summary of Mineral Reserves and Resources" in this Annual Information Form.

Mining Operations

All the present mineralized bodies are mined employing a "post and pillar" cut and fill method. Using pneumatic jumbos with hydraulic backfill yielding approximately 84% recovery of the reserves. This method is ideally suited for the mine's variable geometry, grade distribution and rock conditions. Good control over grade and dilution is achieved. The mine functions well within the constraints of small shafts and has consistently improved over the years.

Mineralized material in the Nacional and Lower San Juan is loaded by 2.7 cubic metre capacity load haul dump vehicles into 15 tonne trucks for transport to an ore-pass which feeds an underground crusher and then a 0.9 metre-wide conveyor. The material is then conveyed upgrade to chutes on the shaft-access rail system where it is transported to the shaft ore-pass system. Material is hoisted via ten tonne skips to surface, where it is conveyed to the surface crushing circuit and subsequently to storage in a surface ore bin.

Metallurgical Processing

The mill at El Mochito is a conventional, differential sulphide flotation mill capable of processing 2,300 tonnes per day, producing separate zinc and lead concentrates. The process consists of crushing, grinding, flotation, concentrate dewatering and tailings disposal.

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

The flotation tailings are pumped to the mine backfill facility where the tailings, upon demand, are subjected to cycloning to produce hydraulic backfill for the mine or bypassed to the tailings impoundment area. No tailings effluent is recycled to the mill, but it is treated and discharged.

The concentrates are hauled to a storage shed at Puerto Cortes via truck for subsequent export to smelters.

Since opening in 1948, the El Mochito mine has processed over 19.1 million tonnes with an average grade of 7.4% zinc, 3.5% lead and 233 grams of silver per tonne. Concentrate grades are in the 52% range for zinc and in the 70% range for lead (containing approximately 2,500 grams of silver per tonne). The high silver content in the lead concentrate combined with the good grade of lead makes this concentrate readily marketable.

A summary of three year production information is set out in the Historical Production Table in Paragraph 3.2 entitled "Operations of the Company" in this Annual Information Form.

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 32 of 65

Environmental Management

The El Mochito mine operates under the Honduras Law of the Environment (1993). This law has a very limited section referring specifically to mining, for which the standards are, for the most part, World Bank standards. The Company believes that the mine meets relevant North American standards which are used by the Company as guidelines for its mining practices. In 1998, a new Mining Code was published which calls for the creation of a "Manual of Environmental Policy" for establishing environmental standards. This manual was recently published in draft form and is now undergoing review by all stakeholders. The mining industry is participating in the review through its mining association in Honduras.

Mill tailings that are not used for mine backfill are discharged to the Pozo Azul tailings facility ("Pozo Azul") where they are hydro-cycloned into coarse and fine fractions. Coarse material is used for upstream dam construction while the fine fraction reports to the reservoir portion of the pond. The reservoir portion of Pozo Azul provides retention time to naturally treat water prior to discharge to the Quebrada Raices, and subsequently to Lake Yojoa.

Dam construction and geotechnical evaluations are contracted to an independent consulting firm. Dam inspection reports prepared annually by the independent consulting firm do not indicate any significant stability issues associated with the dams on site.

Stage two of a two-stage dam construction schedule has been completed. Stage two has sufficient capacity to contain tailings until the end of 2007. To accommodate reserves past this date, a new tailings disposal facility ("Soledad") has been engineered and approved by the Honduran authorities and construction began in 2004. During 2006, storm damage necessitated a repair to the geomembrane liner which delayed commissioning into the third quarter of 2007. Once complete, Soledad is expected to have capacity for seven years at current production rates and the current tailings impoundment facility, Pozo Azul, will be reclaimed.

The Company has prepared a conceptual reclamation and closure plan for the El Mochito mine. The reclamation and closure plan focuses on the decommissioning of mine and surface infrastructure and the reclamation of the tailings facilities. Progressive reclamation of the Pozo Azul tailings facility will begin once the Soledad facility is commissioned. Final and long-term reclamation of El Bosque tailings facility was practically completed at the end of 2006 and consists mainly of geotechnical stabilization and erosion protection. The only remaining work is to construct a surface drainage spillway which will be designed in 2007 and constructed in 2008.

Closure and reclamation costs for El Mochito are estimated to be $4.6 million. The Honduran government does not require security to be posted.

Exploration

During 2006, Western Mining Services LLC. ("WMS") was contracted by the Company to give technical support in defining the geological potential and preparing an aggressive three year exploration program for all the Company's operations, including El Mochito.

i) Underground Exploration and Delineation Drilling

For the year 2006, 43,847 metres of delineation and exploration diamond drilling was performed at El Mochito of which roughly 72% of the drilling was delineation drilling. Resources were upgraded and reserves were added in the Santo Nino, San Jose, and La Leona areas of the mine.

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 33 of 65

At San Jose, a total of 8,212 metres of delineation drilling was completed, along 236 metres of the manto trend, along 15 metre spaced sections on the 2450 Level. On the east side of San Jose, 1,458 metres of exploration drilling has confirmed the continuation of the San Jose manto into the Santo Nino area.

From the 2790 Level in the Santo Nino area, 8,850 metres of exploration drilling successfully tested 152 metres of the manto trend. An additional 5,076 metres of exploration drilling from the 2790 Level further demonstrated the connection between the San Jose and Santo Nino mantos. In addition 1,514 metres of delineation drilling was completed along 15 metre sections on the Santo Nino manto. The Santo Nino manto is open to the northwest.

On the 1850 Level, in the far western portion of the mine, 1,829 metres of drilling added 61 metres to the length to the La Leona manto. This manto is open to the west.

Exploration drilling in the Imperial area was of limited success. Drilling failed to show a connection between Imperial and the Barbasco Extension.

In the near future, exploration drilling will focus on the eastern portions of the mine. This area includes the Deep East target, the Santo Nino NW manto, the Santo Nino chimney, the Santa Blanca, and the Santa Paula mantos.

Delineation drilling in 2007 will continue to focus on developing resources and adding reserves in the Santo Nino, San Jose, and La Leona manto areas.

ii) Surface Exploration

Two soil sample grids, covering an area of 3.5 square kilometres and totalling 1,528 samples, were completed in 2006 in the Mochito area. The soil grids covered the 21 de Octubre and Arandanos areas.

The sample spacing on all grids is a 50 metre by 50 metre pattern. All the samples are sent to independent laboratories and analyzed for 31 elements using ICPMS.

In the 21 de Octubre grid, which is centered in the immediate vicinity of the El Mochito mine, a total of 705 samples were collected from an area of 1.6 square kilometres. The grid over the Arandanos area, which is northwest of the mine district, covered an area of 1.9 square kilometres and contained 823 samples.

A third soil sample grid was started in 2006 and will be completed in February 2007. This grid, called Enlace, covers the ground between the two completed grids. It is designed to cover 6.1 square kilometres and have about 2,560 samples.

Geochemical anomalies noted in the results from the 21 de Octubre soil sample grid, centered on the mine area, are useful reference parameters for exploration in the district. An interesting geochemical anomaly, with dimensions and values similar to those observed at 21 de Octubre area, was found in the Arandanos grid area.

In 2006, ten diamond surface drill holes totalling 5,543 metres tested three areas. These areas were the San Juan Arriba, Bonanza, and Caliche.

In San Juan Arriba, an area located above the San Juan deposit, five diamond drill holes totalling 2,371 metres were completed. The drilling targeted a strong Natural Source Audio-frequency Magnetotelluric Imaging ("NSAMT") geophysical anomaly in this area. Drilling intersected a skarn zone with weak

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 34 of 65
mineralization in the Mochito Shale above the San Juan deposit. Drilling failed to find any mineralization extending above the Mochito Shale.

At the Bonanza area, located about 300 metres southeast of the San Juan Arriba area, two diamond drill holes totalling 961 metres were drilled. A magnetic anomaly was tested with this drilling. The second hole intersected 77 metres of strong skarn alteration in the Mochito Shale. It is believed that this intersection may represent a mineralized zone lying between the San Juan and Nispero Superior deposit. This new area is called Santa Paula.

The third area, Caliche, is located roughly three kilometres northeast of the mine. Three diamond drill holes, totalling 2,211 metres, were drilled on a geochemical anomaly. Drilling failed to find any mineralization and the drilling results suggest the Mochito Shales are absent in Atima limestone in this area.

Geological mapping was completed on the Arandanos area at a scale of 1:5000 in 2006. The mapping results clarified questions concerning the stratigraphy and helped recognize important structural features in the area. The target of Todos Santos/Lower Atima contact in this area is inferred not to be deep and may be only 600 metres below the surface.

At the end of 2006, WMS reprocessed the AeroDat airborne magnetic geo-physical survey data collected in 1997. Using a GMSYS-3D magnetic and gravity modelling software process, they were able to sharpen and refine the 3D details of various anomalies of exploration interest.

Of interest was the improved resolution over the Arandanos and Big Fuzzy exploration areas. In the Arandanos area, three anomalies are noted with one coincident to the geochemical anomaly. At the Big Fuzzy area, four, well-defined, finger shaped apophyses are noted protruding upward from the broad anomaly at depth. Arandanos and Big Fuzzy are planned to be drill tested in 2007.

C)   EL TOQUI MINE

Project Description and Location

The Company owns and operates the El Toqui zinc/gold mine in Chile through its wholly-owned subsidiary, Sociedad Contractual Minera El Toqui ("El Toqui"). Except for the year 1986 and a brief period in 1998, the El Toqui mine has been in continuous production since 1983.

In August 1997, the Company purchased all of the outstanding common shares of El Toqui for $18.7 million, including $7.8 million for working capital, and a net smelter return royalty. The royalty is 1% when the LME price of zinc exceeds US$0.50 per pound and increases to a maximum of 3% when the LME price of zinc is equal to or greater than US$0.60 per pound.

The El Toqui mine is located in Chile's Region XI, approximately 1,350 kilometres south of Santiago. The site is situated approximately 120 kilometres by road north of the regional capital, Coyhaique and an equal distance northeast from the port town of Chacabuco.

The El Toqui mine operates under various Chilean permits and authorities related to the environment. Site discharge waters are regulated under Decreto No. 90 (Republica de Chile, 2000), which establishes water quality limits for all effluents to surface waters.

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 35 of 65

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property is accessed by paved road to within 17 kilometres of the mine and then by an all weather gravel road. The mine is located in the Andes Mountains within the El Toqui river valley (southern slope) between 600 and 1,000 metres above sea level.

Southern Chile tends to be wet all year round, featuring frequent disturbed, changeable weather. Annual precipitation can be as high as 1,200mm, much of which falls as snow farther south and on the higher mountains. On the coast, winters are rarely very cold, however summers are cool and cloudy.

The El Toqui property covers approximately 1,200 square kilometres of mountainous terrain and includes the currently producing Dona Rosa zinc-gold mining area, the Aserradero gold-zinc mining area, the Estatuas zinc mining area, the new Concordia zinc-lead-silver mining area, and the former producing San Antonio and Mallin-Monica zinc/lead mines and a 1,500 tonnes per day concentrating plant.

The El Toqui operation mines and processes material containing zinc, gold, silver, and lead. The concentrates produced by the plant are transported to a deep-water port in Puerto Chacabuco for export. El Toqui owns and operates a dedicated hydroelectric power generating plant as well as a diesel generating plant. The property includes a concentrator, mine and maintenance offices, a laboratory, service buildings, catering facilities, accommodation modules, housing, and a ship loader in Puerto Chacabuco.

History

1970's El Toqui deposit was discovered and owned by Ignacio Walker, a Chilean entrepreneur, who then signed a joint venture agreement with Metallgesellschaft AG to explore the district.
1983      El Toqui commenced production in November.
1987      Lac Minerals acquired a majority interest.
1989 Lac Minerals acquired the remaining 15% minority interest to become the sole owner.
1994      Barrick Gold Corporation acquired Lac Minerals.
1997 The Company purchased all outstanding common shares of El Toqui from Compania Minera Barrick Ltda. and Sociedad Contractual Minera Barrick, wholly-owned subsidiaries of Barrick Gold Corporation.
2004      The Company increased the mill capacity to 520,000 tonnes per annum.
2006 The Company installed a Gekko intensive leaching plant to recover gold and silver from the Aserradero deposit.

Geological Setting and Mineralization

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

The El Toqui property can be divided into two sectors in terms of mineralization, namely zinc and zinc/gold, with some areas, such as Concordia, having high lead and silver. Zinc and zinc/gold mineralization is present in the western part of the property within a west-northwest trending area approximately eight kilometres by 30 kilometres. The El Toqui mining district occupies a small part of

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 36 of 65
this sector, about ten kilometres by four kilometres. It appears to represent a horst bounded by west-northwest faults.

Mineralization at El Toqui occurs as manto deposits hosted by a five metre to 12 metre thick bed of fossiliferous limestone, known as the Main Manto unit. The Main Manto unit, or Coquina bed, occurs within a sequence of volcano-sedimentary rocks in the lower part of the Coyhaique Formation. Sulphides, mainly sphalerite and pyrrhotite, selectively replace the matrix of the fossil shells, and in places the fossil shells themselves, in the Main Manto unit. Other sulphides present in lesser quantities include pyrite, galena, chalcopyrite and arsenopyrite.

The Main Manto unit is not mineralized throughout the property. Vertically, the Main Manto unit contains economic grades in the mining areas with thicknesses from a few metres to 12 metres. Normally, a porphyry sill forms the footwall to the Main Manto. Locally, apophyses from this sill extend up through the Main Manto unit.

The three original deposits at El Toqui, Dona Rosa, Mallin-Monica and San Antonio adjoin each other but are separated by faults. They were likely part of the same mineralized body, but are now at different elevations due to block faulting. The Dona Rosa deposit, the most westerly, is faulted down 40 metres to 50 metres from the Mallin-Monica deposit, which in turn is stepped down by faulting from the San Antonio, the most easterly body. Some faults are occupied by porphyry dikes. Since 2000, exploration activity identified the new deposits of Estatuas, San Antonio East, Aserradero, Mallin-sur, and Concordia, all believed to be part of the original mineralized body but now at different elevations due to faulting.

Mineral Resource and Mineral Reserve Estimation Methodology

The estimation of mineral resources and mineral reserves at El Toqui is a two-stage process.

First, all mineral resources are estimated for the main manto unit at a minimum width and cutoff grade based upon metal prices, costs, recovery and other considerations. Second, mineral reserves are estimated by applying a series of factors and dilution to the mineral resources. The use of a polygonal-block-based method combined with regularly spaced drill holes, is believed to provide a reasonably accurate estimate of the mineral resources.

To convert mineral resources to mineral reserves, the following assumptions are made:

(a) Dilution is added to all resource tonnages at a rate of 10% at zero grade, which is based upon a normal over-break of 0.2 metres on the roof and floor for a typical four metre high room.

(b) Room and pillar mining results in a general recovery factor of 80% before dilution and pillar recovery. A 50% recovery factor is used for the pillars. Specific areas are designed differently if rock quality is low or other issues exist. Geo-mechanical studies are in process to improve recoveries further.

A summary of mineral reserves and mineral resources is set out in the mineral reserves and mineral resources table in Paragraph 3.6 entitled "Summary of Mineral Reserves and Resources" in this Annual Information Form.

Mining Operations

The El Toqui deposits are amenable to room and pillar mining. The Dona Rosa, Estatuas, and Concordia mining areas are accessed via adits. Mining is normally carried out in a single horizon from flat lying

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 37 of 65
mineralization varying in thickness from four to 12 metres, except where localized faulting may offset the manto into smaller stopes accessed via mine ramps. In Estatuas, there is a lower secondary manto which has economic zinc grades and is being mined.

A room and pillar extraction method is used with 11 metre rooms around eight metre pillars. Generally, ground conditions are good and roof support consists of friction split set bolts installed in a 1.5 metre by 1.5 metre pattern. In more highly faulted zones such as in Estatuas, mesh and shotcreting are used, especially at drift intersections and where intersecting and low lying faults exist. Part of the mine plan is partial pillar recovery, normally 50% of the design size.

The mine operations are well staffed. Daily production is achieved with six metre by six metre drift development mining, slashing and some pillar mining. There are four jumbos and four eight yard load haul dump scooptrams, two rock bolters, three 50 tonne trucks, one 40 tonne truck, and three utility vehicles used for loading of explosives and services installation. The underground mobile equipment is being replaced starting in 2007. The mining areas, which are situated well above the valley bottom, are relatively dry. Rainfall in the area is high and some localized water inflow occurs that is collected and pumped out. Mine water inflow volumes are small and submersible pumps feed small fixed base pumps which pump water to surface from each mining area.

Metallurgical Processing

The mill at El Toqui is a conventional, differential sulphide flotation mill capable of processing 1,500 tonnes per day to produce two separate concentrates. The process consists of crushing, grinding, flotation, concentrate dewatering and tailings disposal.

Mineralized material from underground is trucked to the surface crushing plant or adjacent stockpiles where it is stored pending the scheduled milling campaign for each mineral type.

Crushing is performed in three stages (jaw and cone crushers with vibrating screens) to reduce the material to 80% minus eight millimetres. Grinding is done in two stages of ball milling with the final stage in closed circuit with cyclones. Conventional differential flotation including rougher and cleaner flotation circuits produce gold/lead concentrates and zinc concentrates. The zinc circuit also includes a regrind stage.

The flotation circuits are operated in various configurations, depending on the mineral type being processed. Low grade lead material from the Estatuas and Dona Rosa deposits yields only zinc concentrate, and the lead circuit is bypassed when this material is treated. With Aserradero gold/zinc mineralized material, the lead circuit is used to produce a gold flotation concentrate (with some sphalerite and arsenopyrite) and the zinc circuit produces a "high-gold" zinc concentrate. In mid-2007, the higher lead grade Concordia deposit will begin production and both circuits will then be operated in conventional lead-zinc configuration.

Concentrates are separately thickened and filtered on pressure filters before being dumped to a storage area in the mill. Both the zinc concentrate and the lead concentrate are trucked 120 kilometres to Puerto Chacabuco for subsequent export to custom smelters for refining.

During 2006, the Company installed an intensive leaching plant from Gekko Systems (Australia) to leach the gold concentrate and produce gold dore on site. The production of metal dore is expected to result in a significant increase in the realized value by eliminating the treatment charge and the penalties associated with treatment of gold in zinc concentrate or in gold concentrate. This plant will be commissioned in early 2007.

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 38 of 65

A summary of three year production information is set out in the Historical Production Table in Paragraph 3.2 entitled "Operations of the Company" in this Annual Information Form.

Environmental Management

Mill tailings are discharged to the Confluencia tailings impoundment where they are separated via hydro-cyclone into coarse and fine fractions. The coarse fraction is utilized to construct the tailings dam in a centre line configuration in accordance with Chilean regulations. The fine fraction reports to the interior of the pond where it is deposited subaqueously. Reclaimed water is pumped back to the mill for mineral processing while any excess is discharged via two sedimentation ponds to the Toqui River.

The Confluencia impoundment was expanded in 2004 to accommodate an additional five years of production. Meanwhile, an independent consulting firm has been contracted to assist in evaluating potential new tailings disposal areas. Geotechnical evaluations are on-going. The new site will require environmental permitting and SCMET is assembling the required data to support the permitting application.

A Closure Plan for the Confluencia tailings impoundment is also being prepared.

There are three additional tailings facilities that are out of service and at various stages of reclamation. These are included in the Company's conceptual Reclamation and Closure Plan for the El Toqui mine. Removal of all hazardous waste materials is carried out on an ongoing basis as per Chilean law.

The Reclamation and Closure Plan will be updated periodically.

Exploration

Exploration potential in the El Toqui district is considered excellent for identifying additional resources and reserves. The Company has placed renewed emphasis on exploration in the Toqui District in southern Chile. Since acquiring the El Toqui mine in 1997, the Company has systematically explored the region and has identified several areas which have expanded the mineral reserves and resources in the area of the mine. The company has planned a significant exploration and infill diamond drilling program for 2007.

New targets identified following extensive geochemical surveying over the past few years are now being diamond drilled. All of these targets are within an area of about ten kilometres by four kilometres known to host zinc mineralization at El Toqui.

One area, Concordia, three kilometres northwest of the present mining areas, was discovered by diamond drilling from 2003 to 2005. This area is now being developed for mine production. This area has high zinc, lead, and silver grades. Further infill drilling and extension drilling will be carried out in 2007 and onwards.

The Aserradero area, 250 metres south of the existing Dona Rosa mine, hosts zinc and gold mineralization has been in production for three years. Recent additional diamond drilling is expanding the reserves and resources in this area.

The newly discovered Porvenir deposit continues to be diamond drilled with the goal of increasing mineral resources. Porvenir is located 400 metres to the southwest of Aserradero. The drilling continues to intercept strong mineralized manto. The drill program has been highly successful in defining the zone

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 39 of 65
and extending it to the southeast and the northwest, both of which remain open. Drilling to the end of 2006 has outlined a new inferred mineral resource of 1.6 million tonnes grading 9.6% zinc and 0.34g/t gold.

Other areas of exploration activity are; Southeast Aserradero, Altazor to the east of Dona Rosa, BK zone to the southwest of Porvenir, and San Antonio East extension towards Altazor.

Underground exploration areas include south, southwest and northwest of Estatuas to expand the resources and reserves in this mining area, extension drilling in the Concordia mining area, and extension drilling in San Antonio East and Aserradero Southeast.

New exploration targets to be investigated will be the Melchor target east of Altazor, the Terryuno target southwest of Estatuas, Dona Rosa deep drilling, and in the area of the Concordia deposit.

D)   LANGLOIS MINE

Project Description and Location

The Company acquired the Langlois zinc/copper mine effective May 1, 2000 for US$19.8 million, which included approximately US$0.9 million of working capital. The Langlois mine is located in northwestern Quebec, approximately 48 kilometres northeast of the town of Lebel-Sur-Quevillon and 213 kilometres northeast of Val d'Or. Lebel-Sur-Quevillon has a population of approximately 3,500.

The property is held through a 133 hectare mining lease granted until the year 2015. The lease, upon expiry, may be renewed by formal application to the applicable governmental authorities. In addition, there are 248 claims surrounding the lease covering 4,682 hectares in Grevet and Mountain Townships. In 2006, 223 claims covering 4,062 hectares were added on the northern boundary bringing the property total to 471 claims (8,744 hectares) in Grevet and Mountain townships. Another block of 208 claims was recently staked on the Wedding River property bringing the total land area to 10,245 hectares in Grevet, Mountain, Franquet and Verneuil townships. There are no royalties payable on mineral production from the Langlois mine.

In 2006, the Company entered into a joint venture with Metco Resources Inc. ("Metco") on adjacent properties covering 185 claims (3,402 hectares) located in the Grevet, Mountain and Ruette townships.

The mine operates under required Certificates of Authorization issued by the Quebec Ministry of Environment under the Loi sur la qualite de l'environnement (L.R.Q., chapter Q-2). In addition, all approvals/leases required for land use (tailings pond, quarries and pits) have been issued by the Quebec Ministry of Natural Resources pursuant to the Loi sur les mines (L.R.Q., chapter M-13.1).

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The mine is accessed via a gravel road jointly maintained by the Company and a forest products company which has recently stopped its operation for an undefined period of time.

The climate in northwestern Quebec includes long cold winters followed by short temperate summers. Temperatures in winter can reach -45(Degree)C. and summer temperatures can reach +33(Degree)C. Average precipitation is 690 millimetres per year.

The mine facilities include a headframe, a paste backfill plant, mechanical and electrical shops, a service building, a zinc/copper concentrator and a tailings pond. The mine produces zinc and copper

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 40 of 65
concentrates, which are sold and shipped to smelters for further processing. From such processing, gold and silver creditsare obtained as by-products.

The mine is equipped with a 902 metre deep four-compartment shaft. There are two hoists, a three metre diameter double drum hoist for skipping and a 2.4 metre diameter double drum service hoist. Two seven tonne skips are used to hoist the blasted material to surface. At present, there is a crusher station at the bottom level of the mine. However, due to severe ore-pass wall erosion, constant plugging and consequent dilution, an additional loading facility was established on the Level 11. Other loading facilities are currently being installed on Levels 9 and 13 to overcome the ore-pass problems which plagued previous operations.

History

1989 Deposit (known as the Grevet Project) discovered by Serem-Quebec Inc (50%) and VSM Exploration Inc. (50%).
1992 Cambior Inc. ("Cambior") acquired its initial 50% interest by acquiring VSM Exploration Inc.
1993      Cambior acquired the remaining 50% interest from Serem-Quebec Inc.
1996 Commercial production began. Production halted in December due to significant dilution problems.
1997      Dilution problems rectified and production resumed.
2000 The Company purchased the mine and suspended operations in late November due to operating problems with the main ore-pass system and low zinc prices.
2001 SRK issued a full feasibility study incorporating the latest drill results of Zone 97 and a complete rework of the mine design and plan.
2002      Initiated drill program totalling 7,935 metres.
2003      SRK issues an updated feasibility study incorporating latest drill results.
2005      The Company announced its plans to develop the Langlois mine.
2006 The Company resumed the development of the Langlois mine, the development of the Grevet B project and initialized a major exploration program on the properties.

Geological Setting

The Langlois mine produces zinc (along with lesser values of copper, silver and gold) from narrow, tabular VMS bodies. The bodies are hosted within mafic to intermediate volcanic and volcanoclastic units in the central-east portion of the northern Archean volcanic belt of the Abitibi Sub-province or, more precisely, within the Miquelon segment. The lithologies in the area predominately consist of a succession of mafic to intermediate lava flows and volcanoclastic with less abundant felsic volcanic and sedimentary units. The rock sequence has been affected by a regional deformation, which forms sub-vertical isoclinal folds. The predominant structure in the area is the Cameron shear zone, which trends 120 degrees and extends for more than 80 kilometres along strike and is up to five kilometres thick. The massive sulphide horizons at the Langlois mine are hosted by the strongly schistosed rocks of the Cameron shear zone.

The Langlois mine contains four zinc-rich deposits consisting of zones of massive sulphides, primarily pyrite and sphalerite, occurring within a thick, highly deformed felsic volcanic sequence injected by numerous barren mafic dikes. Each massive sulphide body is relatively thin (one to eight metres), but with considerable vertical and lateral extensions (more than 500 metres in either direction).

The massive sulphide zones trend easterly with a near vertical dip, sub-parallel to the regional structural fabric. The zones are stacked across the felsic sequence along a narrow corridor slightly oblique to the main structural trend. From southwest to northeast the zones are: Zone 5 (small economic lens near

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 41 of 65
surface), Zone 4, Zone 3 and Zone 97. In longitudinal section, each massive sulphide zone portrays an elongated lensoid shape, whose long axis plunges moderately towards the southeast, parallel to the plunge of the regional stretching lineation. In addition, the centre of gravity of each lens becomes progressively deeper moving along the stacking corridor toward the northeast. Consequently, the top of Zone 97 is located at approximately 300 metres below surface. Production at the Langlois mine has historically come exclusively from two zones, namely Zones 3 and 4, while Zone 97 discovered in 1994 was not fully defined until recently.

Mafic dikes cut the mineralized zones in many areas and have historically been a major contributor to dilution. In addition, the well-foliated, chloritic volcanic host rocks have contributed to ground-control problems and often excessive dilution.

Mineral Resource and Mineral Reserve Estimation Methodology

The mineral resources and mineral reserves at Langlois for Zones 3 and 4 are estimated utilizing two-dimensional polygons on cross-section, using the information from core drilling and underground chip sampling across development faces. Two-dimensional kriging and polygons on longitudinal section have also been used to a lesser degree, typically in areas where there is less available data.

From the borehole database coded by the Company, SRK extracted intercept data for three sulphide-bearing zones (North, Main and South) comprised within Zone 97 and constructed solid bodies for each sulphide zone. Limits of each zone were determined visually on vertical sections based on geology, sulphide abundance and mineralogy and not based on an arbitrary lower zinc cut-off. Assay data for zinc, copper, silver and gold were density-weighted and composited over the true thickness of each zone. Variography analysis and kriging was completed on the product of the composited density-weighted grades and the true thickness. Grade for individual blocks in the model were derived by dividing the resulting interpolated grade/thickness by the true thickness of each block. In this way the true thickness and density variability are considered during grade interpolation, something that is not possible with polygonal sectional interpolation. Capping of the zinc grades was not deemed to be necessary because it is appropriately accounted for during kriging. Drill holes intersecting the mineralized zone at an angle less than 15 degrees were discarded, as well as those holes or underground samples that did not intersect the entire width of the mineralized zone.

Scott Wilson RPA carried out mineral resource estimation for the Grevet B deposit using 3D block modelling. A total of six lenses were interpreted, namely #1, #2, #2 North, #3, #3 North and #3 South. The Grevet B mineralization contains significant values for three elements: zinc, copper and silver. An NSR value was determined by the Company for each metal unit. These metal units were then used to calculate the NSR value of each sample interval while defining the resource envelopes, and of each mineralized block while determining the resource estimates. zinc, copper and silver grades of each sample have been converted into dollar values based on the smelter parameter. The minimum mining width used for interpretation of the lenses is two metres. The lenses were interpreted from drill holes projected on level plans at every ten metres from Elevation 2,980 metres to Elevation 2,820 metres, over a strike length of about 300 metres. The 3D solid of each lens was created by adding tie lines to plan views in order to create 3D tins.

A summary of mineral reserves and mineral resources is set out in the mineral reserves and mineral resources table in Paragraph 3.6 entitled "Summary of Mineral Reserves and Resources" in this Annual Information Form.

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 42 of 65

Mining Operations

The mining method initially implemented in 1996 at the Langlois mine was transverse longhole stoping using 114 millimetre ITH drills with subsequent paste backfill. The level spacing was 60 metres and mining blocks were 20 metres along strike and four to five metres thick. Remote operated scooptrams were used for mucking. Once terminated, the stopes were filled with high-density paste backfill containing 78% solids.

From the beginning, the mining operation experienced excessive dilution. This excessive dilution stemmed from the height of the stopes, the sericitization and chloritization of the joint sets and the wall erosion from the ore-passes. In 1997, Cambior, the original operator, made a decision to stop the operation and convert the 60 metre high stopes into smaller 15 metre or 30 metre high stopes depending on the width of the mineralization.

The revised mining method used by the Company saw the block sizes reduced to 20 metres high and 20 metres long (15 metres between sublevels). Where widths were over three metres, sublevels were spaced at 30 metres. Smaller production drill holes were employed in order to reduce the blast damage (54 millimetre diameter). Remote operated scoops that ranged from three to 3.5 cubic yards were used in mucking.

Production drilling in the 30 metre high stopes was carried out using a GMS 360 ITH drill, drilling 102 millimetre holes. Casings of 75 millimetre diameter were inserted in all the holes to prevent hole blockage and to reduce stope wall blast damage. Two other production drills were used for production drilling and cable bolting. In the 20 metre high stopes, a standard carrier-mounted top-hammer longhole rig was used for drilling 64 millimetre diameter holes. Hole lengths were approximately 15 metres on a drill pattern of 1.4 metres by 1.6 metres.

The stope and drift rounds are blasted using ANFO. Most of the holes are drilled down except in the extremities of the zone where no access is available above. A gradual conversion of the production drilling to 64 millimetres from 54 millimetre diameter holes is occurring in order to reduce the blast damage caused by the larger diameter holes. All the blasting is done centrally.

The mine is trackless. In general, where the mineralized width is over three metres, a ramp access to the sublevel is made. All broken material from the stopes is then hauled to a short ore-pass system or to a loading station.

All backs and walls are screened with wire mesh. 2.1 metre long rebars are placed in the back on a 1.2 metre by 1.2 metre pattern. Resin bolts are used in the back to avoid corrosion of the ground support due to mildly acid mine water. The walls were bolted with 1.5 metre long split set bolts.

During operation, approximately 60% of the tailings are used as paste backfill. The paste backfill plant thickens and filters the mill tailings and then mixes these tailings with cement and water to make a paste that flows underground by gravity to Zone 3. The Company plans to install a pump to deliver paste backfill to Zones 4 and 97 by the end of 2007. The actual capacity of the paste backfill plant is 75 tonnes per hour using only one of the two available disc filters.

A main ventilation raise supplies 220,000 cubic feet per minute of fresh air to the mine. Exhaust is through the main production shaft and through a raise bore-hole in Zone 97.

Primary dewatering pumps are multistage Mather and Platts. The average pumping rate is 100 US gallons per minute. The main pump stations are located on Levels 13 and 16.

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 43 of 65

During 2006, 3,170 metres of development was done mostly to access Zone 97 on Levels 4, 9 and 13 and to develop the infrastructure referred to in the SRK feasibility study. Production also resumed gradually and a total of 60,117 tonnes of mineralized material was blasted and hoisted to surface and stockpiled.

In March 2006, the Company performed a small drilling program over the Grevet B deposit to verify past drilling and to better establish the continuity in the mineralization. Following the success of this program, the company decided to extract a 15,000 tonne bulk sample to prove spatial relationship and grade.

The development of the Grevet B project was initiated starting mid-2006. Total project development at the end of 2006 was 843 metres including infrastructure development on Levels 25 and 54. In 2006, a total of 9,738 tonnes of mineralized material was extracted as part of a 15,000 tonne bulk sample program.

Metallurgical Processing

During operation, the Langlois mill processes less than 2,000 tonnes per day, five days per week. However, it has a nominal capacity of 2,570 tonnes per day. During operation, zinc and copper concentrates are produced by differential flotation, with payable gold and silver recovered in the copper concentrate.

Mineralized material is crushed in a primary jaw crusher installed on surface and then sent to the grinding circuit, which consists of an open circuit SAG mill and a ball mill in closed circuit with cyclones. The grinding circuit cyclone overflow feeds the copper flotation circuit, where SO2 is added to modify the pH and to depress the pyrite. The copper flotation circuit includes a conventional rougher, scavenger and three cleaner flotation stages with a regrind mill to maximize the copper or zinc concentrate grade. The final copper concentrate is then pumped to the copper thickener and stock tank.

The copper first cleaner tailings and copper scavenger tailings are pumped to the zinc flotation circuit where they are conditioned in two tanks with lime to increase pH and depress the pyrite. The zinc flotation circuit includes roughers, scavengers and three cleaner flotation stages. The tailings from the zinc scavenger and zinc first cleaner scavenger constitute the final mill tailings and are pumped to the tails thickener to be used as backfill underground. The zinc third cleaner concentrate is pumped to the zinc thickener.

During operation, underflows from the zinc and copper thickeners are separately pumped to storage tanks and then batch filtered. The filtered concentrates are then conveyed to their respective loading areas. A storage building is annexed to the filter area/loading station for storage of final concentrates and loaded using a front-end loader when railcars are received. Most of the tailings pond effluent overflow is recycled as mill process water.

The zinc concentrate is loaded on CN railcars directly at the mine site and transported to Xstrata Plc.'s ("Xstrata") CEZ smelter in Valleyfield, Quebec or to the HudBay Minerals Inc. smelter in Flin-Flon, Manitoba. Copper concentrate is sent by rail to Xstrata's Horne smelter in Rouyn-Noranda, Quebec.

Milling resumed in November 2006. A total of 59,373 tonnes were processed during the last two months of 2006. All this material was from Zones 3 and 4 except for 3,256 tonnes from Grevet B. In 2006, shipments of zinc and copper concentrates were respectively 7,096 and 909 dry tonnes.

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 44 of 65

Environmental Management and Permitting

There are two surface dumps for the storage of waste rock. One dump is for the storage of non-acid generating rock and the other is for material with a low potential for acid generation.

The mill tailings not used for paste backfill underground are discharged subaqueously at a 91.88 square kilometre tailings impoundment. Retaining dykes are constructed of sand and gravel mass with slope protection composed of clean, non-acid generating mine rockfill. Seepage control within the dykes is achieved with a low permeability geosynthetic clay liner (thin layer of bentonite sandwiched between two layers of geotextile). The pond is located three kilometres away from the mine site and has the capacity to store all the tailings to be produced from the currently known mineral reserves and resources.

A portion of the tailings pond effluent (from rainfall and snow melt) is released to the Wedding River after treatment, if required, with caustic or lime to maintain pH levels in accordance with regulations.

Langlois holds a restoration plan (the "Plan") that received approval from the Quebec Ministry of Natural Resources after consultation with the Quebec Ministry of the Environment in August 1996. The Plan was subsequently updated, as required, and resubmitted in 2005. This Plan consists of the following main elements:

o placing non-acid generating waste rock underground and placing the acid-generating waste rock under one metre of water in the tailings pond to avoid acid generation;
o following closure of the tailings pond, directing surplus water through the emergency discharge and building an alternate discharge point on the southeastern side of the pond;
o dismantling all the buildings and infrastructure, moving equipment to another mining operation and disposing of any remaining hazardous materials off-site; and,
o    re-vegetating the site.

The cost to reclaim the mine site is currently estimated to be approximately $1.7 million.

Exploration

The Company's land holdings around the Langlois mine include several mining properties that cover in excess of 10,000 hectares in 679 claims. In 2006, a 50/50 joint venture agreement with Metco as the operator added new ground around Langlois mine. All properties now extend over more than 27 kilometres laterally and are underlain by the same stratigraphic rock sequence that hosts the massive sulphide zones at the Langlois mine. The massive sulphide horizons at the Langlois mine are elongated and narrow.

Extensive exploration conducted by Cambior and its predecessor companies in the area located several scattered mineralized horizons that carry anomalous zinc values. These horizons are predominately located along the general elongated trends or parallel to Zones 3, 4 and 97 and, to a lesser extent, Zone 5 and Grevet B.

In 2006, an airborne Megatem survey was conducted over the entire property. Several conductors were outlined and are presently being reviewed. The magnetic mapping of the entire property lead to some promising targets for finding new VMS bodies. An aggressive drilling program commenced to verify these targets, mainly scattered on the east side of the Langlois mine. In 2006, more than 24,600 metres were drilled on the property. Drilling revealed some interesting anomalies, without economic significance. At the end of 2006, some electro-magnetic anomalies identified by down-hole geophysical surveys remain unexplained. The 2007 drilling program will focus on investigating these anomalies

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 45 of 65
further. In 2007, a full scale GoCAD model will be built over all the properties including the Metco joint venture to assist in the optimization of a deep exploration strategy.

During the fourth quarter of 2006, Metco announced that a pre-feasibility study will be conducted on the Orphee deposit during the first half of 2007. The Orphee deposit is located six kilometres away from the Langlois mill. Should the results of the pre-feasibility be positive, then the Orphee deposit could become a source of additional mill feed for Langlois, which currently has excess mill capacity.

3.7  Non-Operating Mines

A)   BOUGRINE MINE

The Bougrine mine ceased operation on September 10, 2005 due to the exhaustion of known mineral reserves. During the Company's ownership, the Bougrine mine processed 2.9 million tonnes between May 1998 and September 10, 2005. Closure activities have commenced and are expected to be completed during 2007. The Company is presently investigating other uses for the Bougrine infrastructure. A description of the closure activities is set out below under the subheading "Environmental Management".

Project Description and Location

The Company owns and operated the Bougrine zinc/lead mine located in Tunisia through its wholly-owned subsidiary, Breakwater Tunisia S.A. The Bougrine mine is located in the province of Le Kef, some 160 kilometres southwest of Tunis, the capital of Tunisia. Tunisia is a north African country located south of the Mediterranean Sea. The Company closed the Bougrine mine in September 2005 due to depletion of mineral reserves.

In September 1997, the Company acquired the Bougrine mine and related assets for $26.8 million. The Company spent $10.7 million in pre-production capital costs in 1997 and 1998 to ready the mine for production. Operations commenced on May 2, 1998 and the mine was considered to be in commercial production commencing June 1, 1998.

The Bougrine mine operated under an environmental agreement entered into in August 1991 (the "Environmental Agreement") with the Tunisian Environmental Protection Agency, which stipulated operational guidelines and closure requirements for the tailings pond.

History

Zinc and lead deposits have been mined in the region since Roman times.

1930's    Some small-scale development took place at Bougrine.
1980's A drilling program by ONM (an exploration division of the Tunisian government) resulted in the discovery of the F2 and F3 zones at depth. Late in the 1980's Metallgesellschaft AG was awarded a license to develop the mine at Bougrine. Metallgesellschaft AG transferred its interest in the property to Metall Mining
          Corporation (subsequently renamed Inmet Mining Corporation) which, with a group of Tunisian banks, established Societe Miniere de Bougrine ("SMB").
1992      Construction of the Bougrine facility.
1994      Production commenced.
1996      Operations suspended due to low zinc prices and financial constraints.
1997      The Company purchased the Bougrine mine assets from SMB.
1998      Commercial production commences.

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 46 of 65

2005 The Bougrine mine ceases production due to depletion of known mineral reserves.
2006 The Company progresses through its closure plan for Bougrine and proceeds with its regional exploration program.

Environmental Management

With the scheduled cessation of mining and milling in September 2005, an intensive progressive reclamation effort was maintained leading up to closure. This activity included the completion of a Phase II Environmental Site Assessment to characterize and delineate reclamation targets, and the concurrent removal of surface waste rock, contaminated soils and decommissioned infrastructure.

After closure in 2005, waste rock, contaminated soils and demolition debris were disposed of in the underground workings. All access ways to the underground mine were "tight filled" and recontoured to blend in with the surrounding topography. A top soil dressing was applied in these areas, utilizing terracing and windrows to accommodate tree planting and discourage erosion.

Other 2005 reclamation activities included the recontouring of borrow areas and quarries, as well as recontouring the mine water basin and polishing pond, with the construction of an engineered cover over these graded surfaces. Stabilization studies are complete for the surface tailings impoundment and an engineered cover was applied over 40% of the 25 hectare surface area by the end of 2006.

In 2006, the site cleaning of contaminated material continued. Progress for the cleaning phase of the project is estimated at more than 90% complete and areas left to be cleaned are the old powder magazine and the fields at the southern limits on the site.

The Bougrine mine is situated in a semi-arid climate zone with a high rate of water evaporation. Water from the tailings facility will continue to seep into the underground mine workings and into the shallow groundwater system after closure. Groundwater in the area is saline, therefore not used as a potable or irrigation water source by area residents. As the tailings facility dries out, seepage from the facility is expected to cease. With the planned covering and surface run-off control, mobilization of metals outside of the tailings facility during the post-closure period is not expected.

The host rock in the mine is limestone and therefore has acid neutralizing properties. Acid drainage issues, therefore, are not expected from any waste rock that may be on surface or from the underground workings after closure. Sampling and geochemical characterization of surface waste rock was conducted in preparation for closure planning.

Tunisia does not have specific mine closure requirements, however, the Company is following reclamation practices which are consistent with Canadian regulations. The Company is currently exploring other mining ventures in the country and is therefore leaving some of the processing equipment and infrastructure in place while this continues. In the event that no other economic opportunities are identified, the Company will demobilize the facility and rehabilitate the footprint.

The closure and reclamation costs for the Bougrine mine are estimated to be $3 million. The Tunisian Government does not require security to be posted.

Exploration

In 2006, the Company started a surface exploration program on the El Aguiba and Aun Allega permits near Tabarka located approximately 170 kilometres north of the Bougrine mine. A gravity and electro-magnetic geophysical campaign was carried out on El Aguiba property followed by 2,000 metres of

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 47 of 65
diamond drilling. All analysis results had been received by the end of September. No economic mineralization was identified.

A second geophysical campaign on El Aguiba and Aun Allega permits was completed by the end of November with a total of eight IP profiles being performed on both permits. Final results were still pending at the end of 2006.

A second drilling program commenced in early 2007.

B)   BOUCHARD-HEBERT MINE

The Bouchard-Hebert mine ceased operations during February 2005 due to the exhaustion of known mineral reserves. During the Company's ownership, commencing in May 2000, the Bouchard-Hebert mine processed 4.8 million tonnes until its closure in February 2005. Closure activities have commenced, which are described below under the subheading "Environmental Management".

Project Description and Location

The Company owns 100% of and operated the Bouchard-Hebert zinc/copper/gold/silver mine located 30 kilometres northeast of Rouyn-Noranda in Dufresnoy Township, Quebec. On May 1, 2000, the Company acquired the Bouchard-Hebert mine and the Langlois mine from Cambior for US$40.3 million. The purchase price allocated to the Bouchard-Hebert mine was US$20.5 million which included approximately US$1.1 million of working capital.

The mine property covers 107 hectares including two mining leases, one granted until 2008 and the other until 2015. Surrounding the mining leases are 215 claims covering 7,982 hectares. The leases, upon expiry, may be renewed by formal application to the applicable governmental authorities.

The Company operated the Bouchard-Hebert mine under required Certificates of Authorization issued by the Quebec Ministry of Environment under the Loi sur la qualite de l'environnement (L.R.Q., chapter Q-2). In addition, all approvals/leases required for land use (tailings pond, quarries and pits) have been issued by the Quebec Ministry of Natural Resources in conformity with the Loi sur les mines (L.R.Q., chapter M-13.1).

History

1955      Rio Algom discovered the "Main Lens" of the Mobrun deposit.
1984 Falconbridge Copper Corporation ("FCC") acquired the property subject to an NSR retained by Mobrun Copper, a wholly-owned subsidiary of Rio Algom.
1985 Option Agreement between Mobrun Copper and Audrey Resources Inc. ("Audrey"). Audrey acquired 70% interest.
1986 Open pit mining at 1,000 tonnes per day began with material treated at FCC's Norbec Mill. FCC restructured and renamed Minnova Inc. ("Minnova").
1987 Audrey built a 1,100 tonnes per day mill at mine site because "1100 Lens" was discovered at depth and 250 metres southeast of Main Lens.
1992 Operation interrupted due to reserve depletion. Cambior acquired 65% of Audrey. An exploration and delineation program was initiated at 1100 Lens.
1993      Metall Mining Corporation ("MMC") acquired Minnova.
1994 MMC was renamed Inmet Mining Corporation ("Inmet"). Cambior purchased 4% NSR from Inmet. Cambior acquired remaining 35% of Audrey and Mobrun mine renamed Bouchard-Hebert. Commercial production from 1100 Lens began.

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 48 of 65

1999      Audrey merged into its parent, Cambior.
2000 The Company agreed, effective as of May 1, 2000, to purchase the Bouchard-Hebert and Langlois mines from Cambior.
2005 The Bouchard-Hebert mine ceases production due to depletion of known mineral reserves.
2006 The Company continues to execute its closure plan on the site and its surface exploration program.

Environmental Management

A closure plan in respect of the Bouchard-Hebert mine was approved by the Quebec Ministry of Environment and the Quebec Ministry of Natural Resources. Key elements of the closure plan include:

o All buildings and infrastructure will be decommissioned, piping will be removed and all mine openings secured. All recyclable materials will be recycled while non-recyclable materials will be accumulated in excavations left by the foundations, and then buried with benign covering materials. Hazardous waste removal will be contracted to specialists in this field.
o Non-acid generating waste rock dumps will be sloped at 25% to provide permanent stability. Acid generating waste material will be excavated (stripped) and dumped into the open pit. The pit will subsequently be flooded to eliminate further oxidation and release of metals.
o The tailings deposit will be contoured as a "hill" to facilitate runoff with a 2% slope on the south face and a 10% slope on the north face. The entire area will then be covered with an engineered cover acting as an oxygen diffusion barrier to prevent the occurrence of acid mine drainage.
o The water holding ponds will be dredged of solids and spillways will be modified to restore natural drainage. Dykes will be contoured and the entire area will be re-vegetated.

Due to continuing exploration efforts of identified "near-field" targets, the reclamation effort will be a staged undertaking over several years. Stage one, which began in the second quarter of 2005 (concurrent with exploration drilling), included removal of acid generating waste rock, the closure of the underground workings and the commencement of the tailings cover construction. Stage two was carried out in 2006 and included partial installation of the engineered tailings cover. The remaining reclamation will be deferred until drilling determinations are complete. If a viable mineralized material is identified through exploration, the operation will be reactivated within the existing footprint, with the additional requirement to build a new tailings impoundment. If, however, exploration is unsuccessful, the final stage of the reclamation efforts will be triggered and the remaining elements listed above will be completed. A five year post closure monitoring period is included in the closure plan.

In 2006, a total of 391,000m(2) of the tailings dam were covered with materials as agreed with the Quebec Ministry of Environment. The covering of the tailings dam will be completed early in 2007. The backfill plant and the headframe were taken down and removed from the site.

Exploration

In 2006, the company conducted an airborne Megatem survey over the entire property and two Titan-24 surveys were conducted over the old Bouchard-Hebert mine vicinity and over the most promising deep targets. A complete GoCAD model is being built with all available geological data as well as geophysical data. The model will be operational in the first quarter of 2007 to optimize the Company's deep exploration strategy.

In 2006, more than 26,300 metres of diamond drilling was completed to verify various targets, both shallow and deep. Nothing of economic interest was discovered from the drilling campaign.

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 49 of 65

C)   CARIBOU MINE

The Company owned the Caribou zinc/lead/silver mine located in New Brunswick. The Caribou mine was placed on care and maintenance due to poor metal recoveries and low metal prices from August 1998 until the sale to Blue Note in August 2006.

The Caribou mine consisted of an underground mine and mill located in Restigouche County in northeastern New Brunswick, 50 kilometres west of Bathurst, New Brunswick and an open pit mine (formerly known as the Restigouche property) located approximately 80 kilometres west of Bathurst and 30 kilometres from the Caribou mill.

On October 3, 2004, the Company signed a letter of intent with Blue Note, at that time a subsidiary of Forest Gate Resources Inc. ("Forest Gate"), relating to a possible sale of the Caribou mine. The October 3, 2004 letter of intent was terminated in its entirety without further obligations. The Company signed a revised letter of intent with Blue Note and Forest Gate on July 5, 2005. The proposed transaction was conditional upon and subject to a number of conditions precedent including, among other things, Blue Note securing financing sufficient for the project, execution of a definitive agreement, approval of the directors and shareholders of all relevant parties and receipt of all required regulatory and third party approvals and consents, and releases by relevant third parties.

On August 1, 2006, it was announced that the Company had completed the sale of the Caribou and Restigouche mines to Blue Note. Under the terms of the agreement, Blue Note acquired the Caribou and Restigouche mines by replacing the Company's reclamation deposits of approximately $5.9 million with the Government of New Brunswick for environmental rehabilitation and by issuing to the Company a $15.0 million unsecured subordinated convertible debenture with a maturity of five years. The Company has the right to convert the debenture into a direct 20% property interest following commencement of commercial production and the expenditure by Blue Note of at least $1.5 million of exploration on the properties. The Company will receive a one to two percent net smelter return royalty on zinc metal production provided the price of zinc is above US$0.65 per pound as determined by the London Metals Exchange.

Following the expiration of the conversion period, if the Company has not converted the debenture, Blue Note may redeem the debenture for cash or its shares at its option.

D)   NANISIVIK MINE

The Company owns the Nanisivik zinc/lead/silver mine located on Strathcona Sound, Baffin Island, Nunavut. During the Company's ownership, the Nanisivik mine processed 5.3 million tonnes between 1996 and 2002. The Company permanently closed the Nanisivik mine in September 2002 due to exhaustion of known mineral reserves and reclamation activities are ongoing.

In July 1996, the Company acquired Nanisivik Mines Ltd. from AEC West Limited for $44.2 million. The purchase price included working capital of $39.4 million, composed principally of zinc concentrate. In 1997, the mine was sold to CanZinco Ltd.

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 50 of 65

Environmental Management and Permitting

The operating license for the Nanisivik mine is an industrial water license issued by the Nunavut Water Board ("NWB") and administered by the Department of Indian Affairs and Northern Development ("DIAND"). The license sets parameters for water use and waste disposal during the closure and reclamation period. The current license was granted in October 2002 and expires in May 2008. It is expected that all reclamation work and post-closure monitoring will be completed within the current license period, although the duration of the post-closure monitoring period has not yet been decided by the NWB.

During operations, tailings from the mill were pumped to the 60 hectare West Twin disposal area ("WTDA"). The WTDA is made up of a surface cell, a reservoir and a polishing pond. Tailings were deposited both sub-aerially and subaqueously.

The WTDA internal dykes are of frozen core construction and were last inspected in August 2005 by an independent consulting firm. No significant stability issues were identified during the inspection.

The Nanisivik Closure and Reclamation Plan (the "Nanisivik Plan") was approved by the Nunavut Water Board in July 2004. The Nanisivik Plan details the remediation work required to reach the required objective of "returning the land to its pre-mining use". The reclamation is scheduled to be completed in 2007.

To date, approximately 2.5 million tonnes of material has been handled as part of reclamation. This includes:

1. Placement of a geothermal cover of shale (one metre) and armour (0.25 metres) over exposed tailings to ensure that the tailings remain frozen and isolated from the environment. Geothermal modelling was conducted under worst-case prediction scenarios for climate warming.
2. Provision of one metre water cover over subaqueous tailings to prevent oxidation of tailings from affecting water quality.
3. Construction of an engineered outflow spillway from the covered tailings area designed for the probable maximum flood.
4. Relocation of surface mineralized waste rock to the underground mine or to open pits where backfilling is required.
5. Contouring and backfilling of open pits and placement of a geothermal cover. Cover thickness for waste rock has been designed at 1.95 metres shale plus 0.25 metres of armour (76% thicker than tailings cover to reflect differences in physical properties of waste).
6. Placement of a thermal insulation cover of shale (1.95 metres) and armour (0.25 metres) over the landfill facility.
7. Dismantling of industrial and residential buildings and salvage components of economic value for shipment off site or for sale locally.
8. Disposal of non-hazardous demolition debris and residual scrap materials in the underground mine or in open pits where backfilling is required.
9. Remediation of contaminated soils by covering in-place or by excavation and disposal in either the underground mine or in open pits that require backfilling.
10. Installation of additional monitoring instruments to monitor ground temperature and depth of thaw in reclaimed areas.

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 51 of 65

Total cost of work completed to date is $16 million with an estimated $2.4 million remaining under the asset retirement obligation.

Post closure monitoring of the mine site is scheduled for a period of five years following reclamation. This will include water quality, ground temperatures, general reclamation inspections and geotechnical inspections. The results of the monitoring program will be reported to the Nunavut Water Board quarterly and any maintenance work that may be identified will be completed. At the end of the five year period, the effectiveness of the reclamation work will be evaluated through a Comprehensive Performance Review, and a determination will be made regarding the need for continued monitoring or return of the property to the government.

Under the terms of the water license, the Company is required to post security for reclamation in an aggregate amount of $17.6 million. The Company has provided an unsecured promissory note to DIAND to cover the total security requirement of $17.6 million.

ITEM 4   DIVIDENDS

The Company has not paid dividends during the last five years and has no fixed dividend policy. The amount and timing of any dividends is within the discretion of the Company's Board of Directors and is determined from time to time based upon the cash requirements of operating assets, exploration and development activities, as well as potential expansions or acquisitions, combined with the current and projected financial position of the Company.

The ability of the Company to pay dividends on its outstanding Common Shares is subject to limitations imposed by the Canada Business Corporations Act relating to asset and liquidity conditions.

ITEM 5   DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares and 200,000,000 preferred shares. As of March 29, 2007, the Company had 417,505,735 Common Shares outstanding. There are no preferred shares outstanding.

Common Shares

The holders of Common Shares are entitled:

(i) to vote at any meetings of shareholders, except meetings at which only holders of shares of a specified class or series of shares are entitled to vote;
(ii) subject to the rights, privileges, restrictions and conditions attaching to shares of any other class or series of shares of the Company, to receive any dividend declared by the Company on the Common Shares; and
(iii) subject to the rights, privileges, restrictions and conditions attaching to shares of any other class or series of shares of the Company, to receive the remaining property of the Company upon its dissolution.

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 52 of 65

Preferred Shares
The preferred shares can be issued in series, rank in priority to Common Shares in respect of the return of capital and are non-voting except at meetings where the holders of such shares would be entitled by law to vote separately as a class. The Board of Directors of the Company are entitled to determine other specific designations, rights, privileges, restrictions and conditions attaching to preferred shares.

ITEM 6  MARKET FOR SECURITIES

6.1     Trading Price and Volume

The Common Shares are listed on The Toronto Stock Exchange (the "TSX") under the symbol "BWR". The following table sets forth the monthly high, low and closing prices and volume of the Common Shares for the year ended December 31, 2006.

        Month        High $         Low $        Close $          Volume
--------------------------------------------------------------------------------
Jan-2006                  0.93           0.64         0.90         69,972,621
Feb-2006                  1.22           0.80         0.99         85,285,236
Mar-2006                  1.45           0.97         1.31         72,744,987
Apr-2006                  1.69           1.35         1.43         58,918,220
May-2006                  1.66           0.99         1.31         74,259,305
Jun-2006                  1.29           1.01         1.24         48,612,114
Jul-2006                  1.44           1.16         1.28         37,244,782
Aug-2006                  1.41           1.18         1.30         48,718,148
Sep-2006                  1.39           0.92         1.04         86,832,634
Oct-2006                  1.59           0.96         1.57         60,882,371
Nov-2006                  1.95           1.46         1.90         87,227,553
Dec-2006                  2.13           1.75         1.84         64,155,771
--------------------------------------------------------------------------------

The Tradeable Warrants are listed on the TSX under the symbol "BWR.WT". Each such Tradeable Warrant being exercisable for one Common Share at an exercise price of $1.00 until January 28, 2009. The following table sets forth the monthly high, low and closing prices and volume of the Tradeable Warrants for the year ended December 31, 2006.

        Month        High $         Low $        Close $           Volume
--------------------------------------------------------------------------------
Jan-2006                  0.41           0.24         0.38          5,174,709
Feb-2006                  0.56           0.35         0.40          9,194,252
Mar-2006                  0.71           0.39         0.65          7,625,538
Apr-2006                  0.91           0.66         0.75          4,737,725
May-2006                  0.90           0.52         0.64          5,664,820
Jun-2006                  0.69           0.45         0.69          3,414,775
Jul-2006                  0.74           0.55         0.71          1,410,920
Aug-2006                  0.74           0.60         0.66          2,109,840
Sep-2006                  0.75           0.44         0.52          2,580,340


Breakwater Resources Ltd. - 2006 Annual Information Form           Page 53 of 65

Oct-2006                  0.84           0.46         0.82          3,365,087
Nov-2006                  1.10           0.71         1.07          7,309,963
Dec-2006                  1.26           0.96         1.07          3,406,486
--------------------------------------------------------------------------------


ITEM 7   DIRECTORS AND OFFICERS

7.1      Name, Occupation and Security Holding

Directors are elected at the Company's annual meeting of shareholders for a one year term. If a director's office is vacated during the year, such vacancy is filled in accordance with the by-laws of the Company.

The following table sets out information regarding the directors and officers of the Company, their jurisdiction of residence and principal occupation as at March 29, 2007:


Directors


------------------------------------------- ------------------------------------------------------------ ------------
Name and Jurisdiction of Residence                                                                          Director
                                            Principal Occupation                                               Since
------------------------------------------- ------------------------------------------------------------ ------------
Garth A.C. MacRae  (1)(5)(6)(7)(9)          Chairman of the Board                                               1993
Ontario, Canada                             Also, a Governor of Dynamic  Mutual Funds and a director of
                                            Dundee Corporation,  GeneNews Ltd. (formerly,  "ChondroGene
                                            Limited");  Dundee  Precious  Metals  Inc.,  Dundee  Wealth
                                            Management Inc., Eurogas  Corporation,  Torque Energy Inc.,
                                            Great Plains  Exploration  Inc.  and Uranium  Participation
                                            Corporation
------------------------------------------- ------------------------------------------------------------ ------------
George E. Pirie  (3)(7)(8)                  President and Chief Executive Officer of the Company                2005
Ontario, Canada                             Also, a director of Paladin Resources Ltd.

------------------------------------------- ------------------------------------------------------------ ------------
Ned Goodman(2)                              Director,  President and Chief  Executive  Officer,  Dundee         1993
Ontario, Canada and Quebec, Canada          Corporation;   Director,   Chairman,  President  and  Chief
                                            Executive Officer,  Dundee Wealth Management Inc.; Chairman
                                            of Goodman & Company,  Investment Counsel Ltd. and Chairman
                                            Goodman  Private  Wealth  Management.  He is also Chairman,
                                            Emiritus of the Canadian  Council of Christians and Jews, a
                                            Governor of Junior  Achievement of Canada and a director of
                                            Dundee  Precious  Metals Inc.,  Dundee Realty  Corporation,
                                            Eurogas   Corporation,   Valdez  Gold  Inc.   and  Cogitore
                                            Resources Inc. (formerly,  "Woodruff Capital") and Chairman of the Board of Trustees of Dundee REIT
------------------------------------------- ------------------------------------------------------------ ------------
Jonathan C. Goodman(8)                      Director,  President and Chief Executive  Officer of Dundee         2001
Ontario, Canada                             Precious  Metals  Inc.;  a director of Dundee  Corporation,
                                            Dundee  Resources  Limited,  Eurogas  Corporation,  Odyssey



Breakwater Resources Ltd. - 2006 Annual Information Form           Page 54 of 65


                                            Resources Ltd., Major Drilling Group  International,  Inc.,
                                            Tahera    Diamond    Corporation     (formerly,     "Tahera
                                            Corporation"),  Frontier  Pacific  Mining  Corporation  and
                                            Cogitore Resources Inc. (formerly, "Woodruff Capital")
------------------------------------------- ------------------------------------------------------------ ------------
Donald K. Charter  (4)(5)(9)                Mr.  Charter is  Corporate  Director  and  President of 3Cs         1999
Ontario, Canada                             Corporation.  He is also a director of IAMGold Corporation,
                                            Great   Plains    Exploration    Inc.,    Glencairn    Gold
                                            Corporation,  Dundee REIT,  EuroZinc Mining Corporation and
                                            subsequently Lundin Mining Corporation
------------------------------------------- ------------------------------------------------------------ ------------
Grant A. Edey  (6)(8)                       Chief  Financial  Officer  of IAMGOLD  Corporation.  Also a         2005
Ontario, Canada                             director of Khan Resources Inc.
------------------------------------------- ------------------------------------------------------------ ------------
A. Murray Sinclair, Jr.   (5)(6)(9)         The Managing  Director of Quest  Capital  Corp.  and also a         1992
British Columbia, Canada                    director  of  the  following  companies:  Arapaho  Capital
                                            Corp.,  Bannockburn  Resources  Limited,  Choice  Resources
                                            Corp.,   Dexit  Inc.,   Gabriel  Resources  Ltd.,   General
                                            Minerals  Corporation,  GTO  Resources  Inc.;  Jura  Energy
                                            Corporation,   Pearl   Exploration  and  Production   Ltd.,
                                            Premier Gold Mines Limited,  Quest Capital  Corp.,  Western
                                            Geopower Corp. and Wolfden Resources Inc.
------------------------------------------- ------------------------------------------------------------ ------------
(1)  Mr. MacRae was reappointed as the Chairman of the Board on June 8, 2006 and has been Chairman since June 23, 2005. He was previously Chairman from
     September 6, 1993 to August 1, 1997 and November 30, 2001 to November 29,
     2004. He was also interim President and Chief Executive Officer from
     December 23, 2004 to June 23, 2005; Chief Executive Officer from September
     6, 1993 to November 12, 1993 and Vice-Chairman from August 1, 1997 to
     November 30, 2001.
(2)  Mr. Goodman was previously a director from May 21, 1993 to June 19, 2001 and was re-elected November 29, 2004. He was also the Chairman from
     November 29, 2004 to June 23, 2005.
(3)  Mr. Pirie was appointed as a director on June 23, 2005 and the President and Chief Executive Officer of the Company on June 23, 2005. Prior to
     joining the Company on July 4, 2005, was an Executive Vice President with
     Placer Dome Inc. and the President and Chief Executive Officer of Place
     Dome Canada until December 31, 2004.
(4)  Mr. Charter resigned as a director of the Company on March 29, 2007.
     Prior to December 2005, was an Executive Vice President of Dundee
     Corporation and Dundee Wealth Management Inc. and the Chairman, President
     and Chief Executive Officer of Dundee Securities Corporation and Dundee
     Private Investors. Prior to joining the Dundee Group of Companies in
     1996, he was a partner in the law firm of Smith, Lyons LLP now incorporated under the practice of Gowlings LLP.
(5)  Member of the Compensation Committee.
(6)  Member of the Audit Committee.
(7)  Member of the Hedging Committee.
(8)  Member of Environmental, Health and Safety Committee.
(9)  Member of Corporate Governance and Nominating Committee.


Breakwater Resources Ltd. - 2006 Annual Information Form           Page 55 of 65

Officers


--------------------------------------- ------------------------------------------------------------
Name and Jurisdiction of Residence      Office Held
--------------------------------------- ------------------------------------------------------------
Garth A.C. MacRae (A)                   Chairman
Ontario, Canada
--------------------------------------- ------------------------------------------------------------
George E. Pirie (B)                     President and Chief Executive Officer
Ontario, Canada
--------------------------------------- ------------------------------------------------------------
David C. Langille (C)                   Vice President, Finance and Chief Financial Officer
Ontario, Canada
--------------------------------------- ------------------------------------------------------------
William M. Heath(D)                     Executive Vice President
Ontario, Canada
--------------------------------------- ------------------------------------------------------------
Jason C. Stevens (E)                    Executive Vice-President, Legal and Corporate Affairs &
Ontario, Canada                         Secretary
--------------------------------------- ------------------------------------------------------------
Bertrand Boivin (F)                     Vice President, Canada
Quebec, Canada
--------------------------------------- ------------------------------------------------------------
Robert Carreau (G)                      Vice President, Environment
Ontario, Canada
--------------------------------------- ------------------------------------------------------------
Robert Cuttriss (H)                     Vice President, Technical Services
British Columbia, Canada
--------------------------------------- ------------------------------------------------------------
Daniel Goffaux (I)                      Vice-President, Latin America
Quebec, Canada
--------------------------------------- ------------------------------------------------------------
J. Steven Hayes                         Vice President, Commercial
Ontario, Canada
--------------------------------------- ------------------------------------------------------------
Torben Jensen (J)                       Vice President, Engineering
Ontario, Canada
--------------------------------------- ------------------------------------------------------------
G. Wesley Roberts (K)                   Vice-President, Corporate Development
Ontario, Canada
--------------------------------------- ------------------------------------------------------------
E. Ann Wilkinson (L)                    Vice President, Investor Relations and Assistant
Ontario, Canada                         Secretary
--------------------------------------- ------------------------------------------------------------
Leroy A. Fong                           Controller
Ontario, Canada
--------------------------------------- ------------------------------------------------------------


Each of the officers of the Company has held the position set out opposite their name or other executive or equivalent management functions with his or her present employer or its predecessor or affiliates during the last five years except:

(A) Mr. MacRae was appointed as the interim President and Chief Executive Officer from December 23, 2004 to June 23, 2005.

(B) Mr. Pirie, prior to joining the Company on July 4, 2005, was an Executive Vice President with Placer Dome Inc. and the President and Chief Executive Officer of Place Dome Canada until December 31, 2004.

(C) Mr. Langille, prior to joining the Company on June 5, 2006 was Senior Vice President and Chief Financial Officer of Lindsey Morden Group Inc. (now Cunningham Lindsey Group Inc.) and, prior thereto, Executive Vice-President and Chief Financial Officer of Capital Environmental Resources Inc. (now Waste Services, Inc.).

(D)  Mr. Heath, prior to March 29, 2006, was Vice-President, Administration.

(E) Mr. Stevens, prior to joining the Company on September 1, 2006, was General Counsel, Projects of Placer Dome Inc. until May 1st, 2006, prior thereto was Vice-President & General Counsel of Placer Dome Canada from November, 2002 and prior thereto in 2001 was Senior Legal Counsel of Placer Dome Inc.

(F) Mr. Boivin, prior to November 8, 2005, was the President, Director General of Breakwater Tunisia S.A., a subsidiary of the Company.

(G) Mr. Carreau, prior to May 10, 2005, was the Manager, Environmental Affairs of the Company.

(H) Mr. Cuttriss was Manager, Research for Placer Dome Inc. from July 2003 to October 2005. Prior to that was Managing Partner of Interpro Zinc LLC, a private Colorado corporation developing zinc recycling technology.

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 56 of 65

(I) Mr. Goffaux, prior to rejoining the Company on October 5, 2006, was a Senior Mining Engineer at Micon International, prior thereto, was a General Mine Manager of the Company and, prior thereto, Vice-President Corporate Development of Black Hawk Mining Inc.

(J) Mr. Jensen, prior to December 2003, was Manager, Engineering and North American Exploration of the Company.

(K) Mr. Roberts, prior to joining the Company on May 29, 2006, was a self-employed mining consultant.

(L)  Ms. Wilkinson, prior to November 2005, was Corporate Secretary of the
     Company.

Shareholdings of Directors and Officers

To our knowledge, as at March 29, 2007, the directors and executive officers of the Company as a group, beneficially owned, directly or indirectly, or exercised control or direction over 2,329,077 or less than 1% of 417,505,735 issued and outstanding common shares and no director or executive officer of the Company beneficially owned or controlled voting securities of any of the Company's subsidiaries.

7.2      Cease Trade Orders, Bankruptcies, Penalties or Sanctions

A. Murray Sinclair Jr.
----------------------

PetroFalcon Corporation (formerly Pretium Industries Inc.)
----------------------------------------------------------
On February 27, 2002 the British Columbia Securities Commission delivered an order relating to an application by Mercury Partners & Company Inc. to overturn a decision of the Canadian Venture Exchange Inc. (as it then was), namely an approval to close a private placement of 4,000,000 common shares of the corporation which was completed in November 2001 (the "BCSC Order"). Subsequent to the private placement, Mr. A. Murray Sinclair was appointed a director of PetroFalcon Corporation. Pursuant to the BCSC Order, PetroFalcon Corporation was required to place the matter before its shareholders and, in order that the status quo be maintained to the greatest extent possible until the occurrence of the shareholders meeting, the British Columbia Securities Commission considered it to be in the public interest to remove the applicability of exemptions from prospectus and registration requirements for PetroFalcon until the shareholders meeting was held. In addition, the British Columbia Securities Commission, during that time period, removed the applicability of exemptions from prospectus and registration requirements for Quest Ventures Ltd. (as subscriber to the private placement referred to above) in respect of the 4,000,000 common shares received pursuant to the private placement referred to above. During this time, A. Murray Sinclair was also a principal of Quest Ventures Ltd. The approval of shareholders was sought and received in May 2002 at a meeting of shareholders.

Katanga Mining Limited (formerly Balloch Resources Ltd. and New Inca Gold Ltd.)
------------------------------------------------------------------------------
A. Murray Sinclair, Jr. was a director of Balloch Resources Ltd. from May 1, 1998 to July 10, 2006. On February 25, 2002 New Inca Gold Ltd. was issued a cease trade order from the British Columbia Securities Commission, the Alberta Securities Commission and the Ontario Securities Commission for failure to file financial statements within the prescribed period of time and pay the filing fees. New Inca Gold Ltd. has since filed the financial statements and paid the filing fees as required by those securities commissions. Effective October 21, 2003, trading of the securities of New Inca Gold Ltd. resumed. The Alberta Order was rescinded on October 23, 2003 and the Ontario Order was rescinded on March 6, 2003 and the British Columbia Order was rescinded on October 21, 2003.

7.3     Conflicts of Interest

Three directors of the Company, namely Messrs. Garth MacRae, Ned Goodman and Jonathan Goodman are directors and/or officers of Dundee Corporation ("Dundee") and/or certain of its affiliates. Mr. Donald Charter was an officer of Dundee and/or officer and director of certain of its affiliates. As at March 14, 2007, Dundee owned, directly or indirectly or exercised control or direction over 101,880,061 Common Shares representing approximately 24.4% of the outstanding Common Shares.

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 57 of 65

7.4           Interest of Management and Others in the Material Transactions

The only material transactions entered into since January 1, 2004 that have affected or are expected to materially affect the Company or any of the affiliates of the Company involving an officer or director of the Company, the principal shareholder of the Company or any associate or affiliate of any such persons or companies are as follows:

a) In December 2005, a syndicate of investment dealers comprising Dundee Securities Corporation ("DSC") and GMP Securities ("GMP") participated in raising $6 million flow through financing for the Company. DSC is related to the significant shareholder of the Company. The Company paid the syndicate a commission of $240,000 of which DSC earned $120,000.

b) In 2004, DSC participated in the syndicate of underwriters in connection with the offering of 57,142,858 Units of the Company each consisting of one Common Share and one half of a Tradeable Warrants to purchase a Common Share for gross proceeds of $40 million and received a portion of the commission paid by the Company to the underwriters in connection with the underwriting.

ITEM 8        LEGAL PROCEEDINGS

The disclosure with respect to legal proceedings in the Management Discussion and Analysis and financial statements for the year ended December 31, 2006 is hereby incorporated by reference.

ITEM 9        TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares and the Tradeable Warrants of the Company is Computershare Investor Services Inc. at its principal office located at 100 University Avenue, 9th Floor, Ontario, Canada M5J 2Y1.

ITEM 10       INTERESTS OF EXPERTS

10.1          Names of Experts

The following persons and firms have prepared or certified a statement, report or valuation described or included in a filing or referred to in a filing made by the Company under National Instrument 51-102 as follows during or relating to, the financial year of the Company ended December 31, 2006:

          PricewaterhouseCoopers LLP, Chartered Accountants, are the Company's auditors and such firm has prepared an opinion with respect to the Corporation's financial statements as at and for the fiscal year ended December 31, 2006. PricewaterhouseCoopers LLP, Chartered Accountants have reported that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Ontario.

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 58 of 65

ITEM 11  AUDIT COMMITTEE

Audit Committee Charter

1.   Policy Statement
     ----------------

It is the policy of Breakwater Resources Ltd. (the "Corporation") to establish and maintain an audit committee (the "Audit Committee") to assist the directors (individually a "Director" and collectively the "Board") of the Corporation in carrying out the Board's oversight responsibility for the internal controls, financial reporting and risk management processes of the Corporation. The Audit Committee will be provided with resources commensurate with the duties and responsibilities assigned to it by the Board including appropriate administrative support. If determined appropriate by the Audit Committee, it will have the discretion to institute investigations of improprieties, or suspected improprieties within the scope of its responsibilities, including the standing authority to retain special counsel or other experts.

2.   Composition of Committee
     ------------------------

     (a) The Audit Committee shall consist of a minimum of three Directors, at least half of whom shall be resident Canadians. The Board shall appoint the members of the Audit Committee and may seek the advice and assistance of the Corporate Governance and Nominating Committee in identifying qualified candidates. The Board may appoint one member of the Audit Committee to be the Chairman of the Audit Committee or delegate such authority to appoint the Chairman of the Audit Committee to the Audit Committee. The Chairman of the Audit Committee shall have such accounting or related financial management expertise as the Board may determine in their business judgement.

     (b) Each member of the Audit Committee must be a Director who is independent and financially literate to the extent required by (and subject to the exemptions and other provisions set out in) applicable laws, rules and regulations, and stock exchange requirements (collectively "Applicable Laws"). In this Charter, the terms "independent" and "financially literate" have the meaning ascribed to such terms by Applicable Laws, and include the meanings given to similar terms by Applicable Laws.

     (c) A Director appointed by the Board to the Audit Committee shall be a member of the Audit Committee until replaced by the Board or until his or her resignation.

3.   Meetings of the Committee
     -------------------------

     (a) The Audit Committee shall convene a minimum of four times each year at such times and places as may be acceptable to the Chairman of the Audit Committee and whenever a meeting is requested by the Board, a member of the Audit Committee, the auditors or senior management of the Corporation. Scheduled meetings of the Audit Committee shall correspond with the review of the quarterly and year-end financial statements and management discussion and analysis.

     (b) Notice of each meeting of the Audit Committee shall be given to each member of the Audit Committee and to the auditors of the Corporation, who shall be entitled to attend each meeting of the Audit Committee and shall attend whenever requested to do so by a member of the Audit Committee.

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 59 of 65

     (c)  Notice of a meeting of the Audit Committee shall:

          (i) be in writing, which includes electronic communication facilities;

          (ii) state the nature of the business to be transacted at the meeting in reasonable detail;

          (iii) to the extent practicable, be accompanied by a copy of any documentation to be considered at the meeting; and

          (iv) be given at least two business days prior to the time stipulated for the meeting or such shorter period as the members of the Audit Committee may permit.

     (d) A quorum for the transaction of business at a meeting of the Audit Committee shall consist of a majority of the members of the Audit Committee. However, it shall be the practice of the Audit Committee to require review, and, if necessary, approval of important matters by all members of the Audit Committee.

     (e) A member or members of the Audit Committee may participate in a meeting of the Audit Committee by means of such telephonic, electronic or other communication facilities as permits all persons participating in the meeting to communicate with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

     (f) In the absence of the Chairman of the Audit Committee, the members of the Audit Committee shall choose one of the members present to be chairman of the meeting. In addition, the members of the Audit Committee shall choose one of the persons present to be the secretary of the meeting.

     (g) The Audit Committee may invite such persons to attend meetings of the Audit Committee as the Audit Committee considers appropriate, except to the extent exclusion of certain persons is required pursuant to this Charter or by Applicable Laws.

     (h) The Audit Committee may invite the external auditors to be present at any meeting of the Audit Committee and to comment on any financial statements, or on any of the financial aspects, of the Corporation.

     (i) The Audit Committee (i) shall meet with the external auditors separately from individuals other than the Audit Committee and (ii) may meet separately with management of the Corporation.

     (j) Minutes shall be kept of all meetings of the Audit Committee and shall be signed by the chairman and the secretary of the meeting.

4.   Duties and Responsibilities of the Committee
     --------------------------------------------

     (a)  The primary duties and responsibilities of the Audit Committee are to:

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 60 of 65

          (i) identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation;

          (ii) monitor the integrity of the Corporation's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

          (iii) monitor the independence and performance of the external auditors;

          (iv) deal directly with the external auditors to approve external audit plans, other services (if any) and fees;

          (v) directly oversee the external audit process and results (in addition to items described in subsection 4(d) below);

          (vi) provide an avenue of communication between the external auditors, management and the Board;

          (vii) review annually with management of the Corporation the anti-fraud and risk assessment programs of the Corporation; and

          (viii) carry out a review designed to ensure that an effective "whistle blowing" procedure exists to permit stakeholders to express any concerns regarding accounting or financial matters to an appropriately independent individual.

     (b)  The Audit Committee shall have the authority to:

          (i) inspect any and all of the books and records of the Corporation and its subsidiaries;

          (ii) discuss with the management of the Corporation and its subsidiaries, any affected party and the external auditors, such accounts, records and other matters as any member of the Audit Committee considers appropriate;

          (iii) engage independent counsel and other advisors as it determines necessary to carry out its duties; and

          (iv) set and pay the compensation for any advisors engaged by the Audit Committee.

     (c) The Audit Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as considered appropriate.

     (d)  The Audit Committee shall:

          (i) review the audit plan with the external auditors and with management;

          (ii) discuss with management and the external auditors any proposed changes in major accounting policies or principles, the presentation and impact of material

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 61 of 65
                 risks and uncertainties and key estimates and judgements of management that may be material to financial reporting;

          (iii) review with management and with the external auditors material financial reporting issues arising during the most recent financial period and the resolution or proposed resolution of such issues;

          (iv) review any problems experienced or concerns expressed by the external auditors in performing any audit, including any restrictions imposed by management or any material accounting issues on which there was a disagreement with management;

          (v) review with senior management the process of identifying, monitoring and reporting the principal risks affecting financial reporting;

          (vi) review the audited annual financial statements (including management discussion and analysis) and related documents in conjunction with the report of the external auditors and obtain an explanation from management of all material variances between comparative reporting periods;

          (vii) consider and review with management, the internal control memorandum or management letter containing the recommendations of the external auditors and management's response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of the Corporation and subsequent follow-up to any identified weaknesses;

          (viii) review with financial management and the external auditors the quarterly unaudited financial statements and management discussion and analysis before release to the public;

          (ix) before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses, annual reports, annual information forms, management discussion and analysis and press releases; and

          (x) oversee the financial affairs of the Corporation and its subsidiaries, and, if deemed appropriate, make recommendations to the Board, external auditors or management.

     (e)  The Audit Committee shall:

          (i) evaluate the independence and performance of the external auditors and annually recommend to the Board the appointment of the external auditors or the discharge of the external auditor when circumstances are warranted and the compensation of the external auditor;

          (ii) consider the recommendations of management in respect of the appointment of the external auditors;

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 62 of 65

          (iii) pre-approve all non-audit services to be provided to the Corporation or its subsidiaries by its external auditors, or the external auditors of subsidiaries of the Corporation in accordance with the Audit Committee Policy on the Review and Pre-Approval of Auditors' Fees for Audit and Non-Audit Services, subject to the overriding principle that the external auditors not be permitted to be retained by the Corporation to perform internal audit outsourcing services or financial information systems services; provided that notwithstanding the above, the foregoing pre-approval of non-audit services may be delegated to a member of the Audit Committee, with any decisions of the member with the delegated authority reporting to the Audit Committee at the next scheduled meeting;

          (iv) approve the engagement letter for non-audit services to be provided by the external auditors or affiliates thereof together with estimated fees, and consider the potential impact of such services on the independence of the external auditors;

          (v) when there is to be a change of external auditors, review all issues and provide documentation related to the change, including the information to be included in the notice of change of auditors and documentation required pursuant to the then current legislation, rules, policies and instruments of applicable regulatory authorities and the planned steps for an orderly transition period; and

          (vi) review all reportable events, including disagreements, unresolved issues and consultations, as defined by Applicable Laws, on a routine basis, whether or not there is to be a change of the external auditors.

     (f) The Audit Committee shall enquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters which are directed to the Audit Committee by any member of the Board, a shareholder of the Corporation, the external auditors or senior management.

     (g) The Audit Committee shall periodically review with management the need for an internal audit function.

     (h) The Audit Committee shall review the accounting and reporting of costs, liabilities and contingencies of the Corporation.

     (i)  The Audit Committee shall establish and maintain procedures for:

          (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting controls or auditing matters; and

          (ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or audit matters.

     (j) The Audit Committee shall review and approve the Corporation's hiring policies regarding employees and former employees of the present and former external auditors.

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 63 of 65

     (k) The Audit Committee shall review with the Corporation's legal counsel, on no less than an annual basis, any legal matter that could have a material impact on the Corporation's financial statements and any enquiries received from regulators or government agencies.

     (l) The Audit Committee shall assess, on an annual basis, the adequacy of this Charter and the performance of the Audit Committee.

Composition of the Audit Committee

The members of the Company's Audit Committee are: Grant A. Edey (Chairman), Garth A.C. MacRae and A. Murray Sinclair, Jr. Each of Messrs. Edey, MacRae and Sinclair are independent and financially literate within the meaning of Multilateral Instrument 52-110 - Audit Committees.

Relevant Education and Experience

Set out below is a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member:

Grant A. Edey             Mr. Edey has served as a director of the Company since 2005.  Mr. Edey  graduated from  Queen's  University  in  1971  with  a  B.Sc.  in  mining  engineering  and subsequently  held mine  engineering  positions  with Inco Limited.  He graduated from the  University  of  Western  Ontario  in 1975 with an MBA and worked in the corporate planning  department of Rio Algom Limited until mid-1977.  In 1977, Mr.
                          Edey  joined  Eldorado  Nuclear  Limited  where he was  responsible  for  various functions  including corporate planning and development,  operations  management, and financial planning.  In 1989, Mr. Edey joined Trans-Canada  Pipelines Limited as a financial manager.  In 1990, Mr. Edey joined Strathcona Mineral Services and
                          Nanisivik  Mines  Limited  where  he was  responsible  for  economic  valuations, treasury,  marketing and corporate  secretarial  functions.  From January 1996 to
                          January 2003, Mr. Edey was Vice President,  Finance and Chief  Financial  Officer
                          of  Repadre  Capital  Corporation.  With the  acquisition  of  Repadre by IAMGOLD
                          Corporation  in  2003,  Mr.  Edey  became  Chief  Financial  Officer  of  IAMGOLD
                          Corporation.

Garth A.C. MacRae         Mr. MacRae,  Chartered Accountant,  has served as a director of the Company since
                          1993 and  served as  Chairman  from June  2005.  Mr.  MacRae has over 16 years of public  accounting  experience  and has  held  executive  positions  with  Dundee
                          Corporation,  Hudson Bay Mining,  Brinco Limited and Denison Mines  Limited.  Mr.
                          MacRae is a member of several public company boards and audit committees.

A. Murray Sinclair, Jr.   Mr.  Sinclair  holds a Bachelor of Commerce  from Queen's  University,  Kingston,
                          Ontario and has served as a director of the  Company  since 1992.  He is also the
                          Managing  Director of Quest Capital  Corp., a merchant bank listed on the Toronto
                          (TSX),  London (AIM) and United  States  (AMEX)  stock  exchanges  that  provides financial  services to small and mid-cap companies  operating  primarily in North
                          America.  Mr.  Sinclair  is also a director  and/or  officer  of other  reporting companies.


Breakwater Resources Ltd. - 2006 Annual Information Form           Page 64 of 65

Pre-Approval Policies and Procedures

The Audit Committee's charter has a policy for pre-approval titled "Audit Committee Policy on Review and Pre-Approval of Auditors Fees for Audit and Non-Audit Services" which sets out the responsibilities regarding the provision of non-audit services by the Company's external auditors. This policy, in conjunction with the Audit Committee charter, encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor's independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

The following provides disclosure of fees charged by the auditor during the 2006 and 2005 fiscal years:

Audit Fees:            The aggregate fees, including expenses reimbursed for
                       professional services rendered for the audit of the consolidated financial statements of the Company and its subsidiaries, for the reviews of the Company's quarterly financial statements, and services that generally only the independent auditor can reasonably provide such as statutory audits, consents, and assistance and review of documents filed with Securities and Exchange Commission and Canadian Securities regulatory authorities billed by PricewaterhouseCoopers LLP ("PWC") in fiscal year 2006 were $800,868 and billed by Deloitte & Touche LLP ("D&T") in fiscal year 2005 were $833,920.

Audit Related Fees:    The aggregate fees, including expenses reimbursed,
                       billed by PWC for fiscal year 2006 were $11,585 and billed by D&T for fiscal year 2005 were $38,000.
                       These fees relate to Sarbanes-Oxley Act of 2002 readiness assistance and the audit of the pension plan financial statements.

Tax Fees:              The aggregate fees, including expenses reimbursed,
                       billed by PWC for fiscal year 2006 were nil and billed by D&T for fiscal year 2005 were $29,105. These fees include assistance relating to tax compliance.

All Other Fees:        The aggregate fees, including expenses
                       reimbursed for services rendered to the Company and its subsidiaries, other than for the services described above, billed by PWC for fiscal year 2006 were nil and billed by D&T for fiscal year 2005 were nil.

ITEM 12       ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR under the Company's name at www.sedar.com. Further additional information, including directors' and officers' remuneration and indebtedness, if any, principal holders of the Company's securities, and securities authorized for issuance under the share incentive plan can be found in the Company's Management Information Circular dated May 8, 2006 furnished in connection with its annual and special meeting of shareholders held on June 8, 2006. The management information circular for the 2007 shareholder meeting to be held for the purpose of, among other things, the election of directors, will be available on SEDAR in accordance with the time prescribed by law. The Company's consolidated financial statements and the management's discussion and analysis for the fiscal year ended December 31, 2006 can be found on SEDAR at www.sedar.com and at the Company's website www.breakwater.ca.

Breakwater Resources Ltd. - 2006 Annual Information Form           Page 65 of 65

                                                                  Document No. 2

Management's Responsibility for Financial Reporting


The accompanying consolidated financial statements of Breakwater Resources Ltd. (the "Company") and all of the information contained in the Annual Report are the responsibility of management and have been approved by the Company's Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Cdn. GAAP"). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the Annual Report and has ensured that it is consistent with that in the consolidated financial statements.

The Company maintains a system of internal accounting and administrative controls designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded. This system of internal control includes an organizational arrangement with clearly defined lines of responsibility. PricewaterhouseCoopers LLP, the independent auditors appointed by the shareholders to audit the consolidated financial statements, have full and unrestricted access to the Audit Committee. During the course of their audit, PricewaterhouseCoopers LLP reviewed the Company's system of internal control to the extent necessary to render their opinion on the consolidated financial statements.

The Audit Committee is appointed by the Company's Board of Directors and all its members are outside directors. The Audit Committee meets periodically with management, as well as the independent auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities and to review the consolidated financial statements and the independent auditors' report. The Company's Audit Committee reports its findings to the Company's Board of Directors for consideration when approving the consolidated financial statements for issuance to shareholders. The Company's Audit Committee also considers, for review by the Company's Board of Directors and the approval by the shareholders, the engagement or reappointment of independent auditors.

The consolidated financial statements as at December 31, 2006 and for the year then ended have been audited by PricewaterhouseCoopers LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders.

The consolidated financial statements as at December 31, 2005 and for the years ended December 31, 2005 and 2004 were audited by other auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. The other auditors had full and free access to the Audit Committee.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as at December 31, 2006.

/s/ George E. Pirie                         /s/ David C. Langille
George E. Pirie                             David C. Langille
President and                               Vice President, Finance and
Chief Executive Officer                     Chief Financial Officer

_______________________________________________________________________________
Auditors' Report


To the Shareholders of Breakwater Resources Ltd.

We have audited the consolidated balance sheet of Breakwater Resources Ltd. as at December 31, 2006 and the consolidated statements of operations and retained earnings (deficit) and cash flow for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flow for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2005 and for the years ended December 31, 2005 and 2004, prior to the adjustment for the change in accounting policy for exploration expenditures as described in Note 2, were audited by other auditors who expressed an opinion without reservation on those consolidated financial statements in their report dated March 2, 2006. We have audited the adjustments to the 2005 and 2004 consolidated financial statements and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Canada
March 21, 2007

Comments by Auditor for US Readers on Canada-US Reporting Differences
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as the change described in Note 2 to these consolidated financial statements. Our report to the shareholders dated March 21, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such change in accounting principles in the Auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Canada
March 21, 2007


Breakwater Resources Ltd.
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

------------------------------------------------------------------------------------------------------------------
As at  December 31                                                                            2006          2005
------------------------------------------------------------------------------------------------------------------
Assets                                                                                               (restated-see
                                                                                                           note 2)

Current
Cash and cash equivalents                                                                    81,412       18,749
Restricted cash (note 3)                                                                      1,178        3,929
Short-term investments (note 4)                                                               4,120        2,523
Accounts receivable - concentrate                                                            12,687        3,027
Other receivables                                                                            12,676        9,369
Concentrate inventory (note 5)                                                               43,686       47,501
Materials and supplies inventory                                                             22,904       21,388
Prepaid expenses and other current assets                                                     4,029        3,934
Future income tax assets (note 16)                                                           14,745        6,517
------------------------------------------------------------------------------------------------------------------
Total current assets                                                                        197,437      116,937

Deferred financing fees (notes 9 and 10)                                                          -          344
Future income tax asset, long-term (note 16)                                                 13,440            -
Reclamation deposits (note 6)                                                                13,543        6,808
Mineral properties and fixed assets (notes 2 and 7)                                         207,884      150,637
Long-term investments (note 8)                                                               14,704        5,615
Restricted promissory notes (note 11)                                                        62,285       62,285
------------------------------------------------------------------------------------------------------------------
                                                                                            509,293      342,626
------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity
Current
Accounts payable and accrued liabilities                                                     43,128       32,797
Provisional payments for concentrate inventory shipped and not priced (note 5)               24,246       14,807
Short-term debt including current portion of long-term debt (note 9)                          2,169       14,585
Income and mining taxes payable                                                               9,798          164
Current portion of reclamation, closure cost accruals and other
   environmental obligations (note 12)                                                        8,267       10,165
------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                    87,608       72,518

Deferred income (note 11)                                                                     6,277        6,888
Long-term lease obligations (notes 7 and 20)                                                    501          984
Royalty obligations (note 11)                                                                62,479       62,479
Long-term debt (note 10)                                                                          -        4,143
Reclamation, closure cost accruals and other environmental obligations (note 12)             32,293       40,099
Employee future benefits (note 13)                                                            4,493        5,379
Future income tax liabilities (note 16)                                                       7,089        1,921
------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                           200,740      194,411
Shareholders' equity (note 14)                                                              308,553      148,215
------------------------------------------------------------------------------------------------------------------
                                                                                            509,293      342,626
------------------------------------------------------------------------------------------------------------------

Contingencies and commitments (note 20).

The accompanying notes form an integral part of these consolidated financial statements.

Approved by the Board
/s/ Garth A.C. MacRae       /s/ George E. Pirie
Garth A.C. MacRae           George E. Pirie
Director                    Director



Breakwater Resources Ltd.
Consolidated Statements of Operations and Retained Earnings (Deficit)
(Expressed in thousands of Canadian dollars except share and per share amounts)

-------------------------------------------------------------------------------------------------------------------------

Years ended December 31                                                         2006             2005              2004
-------------------------------------------------------------------------------------------------------------------------
                                                                                           (restated -       (restated -
                                                                                           see note 2)       see note 2)
Gross sales revenue                                                          452,233           312,965          240,299
Treatment and marketing costs                                                127,847           105,391           81,856
-------------------------------------------------------------------------------------------------------------------------
Net revenue                                                                  324,386           207,574          158,443
-------------------------------------------------------------------------------------------------------------------------

Operating costs
Direct operating costs                                                       134,572           144,297          101,922
Depreciation and depletion                                                    17,558            21,565           23,087
Reclamation and closure costs                                                  3,723            12,093            4,896
-------------------------------------------------------------------------------------------------------------------------
                                                                             155,853           177,955          129,905
-------------------------------------------------------------------------------------------------------------------------
Contribution from mining activities                                          168,533            29,619           28,538
-------------------------------------------------------------------------------------------------------------------------
Other expenses (income)
General and administrative                                                    14,047            9,475            10,812
Interest and financing                                                         4,990            1,284               509
Investment and other income                                                   (8,162)          (2,595)             (843)
Loss on gold loan (note 9)                                                     1,232            1,787                 -
Foreign exchange (gain) loss on US dollar denominated debt                      (313)            (492)              431
Other foreign exchange loss                                                    1,074              294             1,809
-------------------------------------------------------------------------------------------------------------------------
                                                                              12,868            9,753            12,718
-------------------------------------------------------------------------------------------------------------------------
Earnings before the following:                                               155,665           19,866            15,820
-------------------------------------------------------------------------------------------------------------------------

Exploration expenditures (note 2)                                              9,973            2,915             2,097
Write-down of mineral properties and fixed assets (note 7)                         -              879             1,178
Other non-producing property (income) costs (note 15)                         (9,581)           9,035             8,638
Income and mining tax (recovery) provision (note 16)                          (1,257)          (6,986)              571
-------------------------------------------------------------------------------------------------------------------------
                                                                                (865)           5,843            12,484
-------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                 156,530           14,023             3,336
Deficit, beginning of year                                                  (189,663)        (203,686)         (207,022)
Reduction in stated share capital and contributed surplus (note
   14(f))                                                                    172,928                -                 -
-------------------------------------------------------------------------------------------------------------------------
Retained earnings (deficit), end of year                                     139,795         (189,663)         (203,686)
-------------------------------------------------------------------------------------------------------------------------

Basic earnings  per Common Share (note 23)                              $       0.41     $       0.04      $        0.01
Diluted earnings per Common Share (note 23)                             $       0.37     $       0.04      $        0.01
Basic weighted-average number of Common Shares
outstanding (000's) (note 23)                                                383,748          369,190            353,508
-------------------------------------------------------------------------------------------------------------------------


The accompanying notes form an integral part of these consolidated financial statements.


Breakwater Resources Ltd.
Consolidated Statements of Cash Flow
Years ended December 31
(Expressed in thousands of Canadian dollars)
                                                                                        2006           2005        2004
--------------------------------------------------------------------------------------------------------------------------
Operating Activities                                                                             (restated -   (restated
                                                                                                 see note 2)  - see note 2)
Net earnings                                                                          156,530         14,023       3,336
--------------------------------------------------------------------------------------------------------------------------

Items not affecting cash:
     Depreciation and depletion                                                        17,558         21,565      23,087
     Gain on sale of investment                                                             -           (851)          -
     Gain on sale of properties (note 15)                                             (13,818)             -           -
     Write-down of mineral properties and fixed assets (note 7)                             -            879       1,178
     Unrealized loss on gold loan                                                           -          1,656           -
     Foreign exchange gain on US dollar denominated loans                                   -           (447)          -
     Other non-cash items                                                                (579)            (7)       (132)
     Stock-based compensation (note 14(d))                                              1,608            809       1,253
     Issue of Common Shares to settle litigation (notes 15 and 20(b))                     848              -           -
     Unrealized deferred income                                                          (611)           (56)          -
     Future income taxes (note 16)                                                    (18,845)        (6,277)      1,909
     Reclamation, closure cost accruals and other environmental obligations             3,723         12,093       4,764
     Employee future benefits (note 13)                                                 2,139          1,773         553
--------------------------------------------------------------------------------------------------------------------------
                                                                                       (7,977)        31,137      32,612
--------------------------------------------------------------------------------------------------------------------------
Payment of reclamation, closure cost accruals and other environmental obligations      (7,439)       (25,162)     (7,879)
Payment of employee future benefits (note 13)                                          (3,025)        (2,840)       (968)
Changes in non-cash working capital items (note 22)                                    20,459          1,524      (5,075)
--------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                             158,548         18,682      22,026
--------------------------------------------------------------------------------------------------------------------------

Investing Activities
Funds advanced on promissory note (note 11)                                                 -        (50,500)    (11,785)
Reclamation deposits                                                                   (6,735)        (6,708)          -
Short-term investments                                                                 (1,207)           961          30
Acquisition, net of cash acquired                                                           -              -        (886)
Mineral properties and fixed assets                                                   (75,653)       (35,599)    (25,593)
Proceeds from sale of mineral properties and fixed assets                                 335            214         210
--------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                 (83,260)       (91,632)    (38,024)
--------------------------------------------------------------------------------------------------------------------------

Financing Activities
Decrease (increase) in restricted cash (note 3)                                         2,751           (538)     (3,036)
Proceeds from sale of royalty interest (note 11)                                            -         50,500      12,204
Issue of Common Shares for cash (note 14)                                               1,892          8,480      30,407
Issue of warrants for cash (note 14(h))                                                     -              -       7,211
Deferred financing fees                                                                  (223)          (344)          -
Deferred income                                                                             -          5,096           -
Decrease in long-term lease obligations                                                  (483)             -           -
(Decrease) increase in short-term debt                                                (12,919)        11,874     (10,059)
(Decrease) increase in long-term debt                                                  (3,643)         3,964     (14,095)
--------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by  financing activities                                  (12,625)        79,032      22,632
--------------------------------------------------------------------------------------------------------------------------
Net increase in cash during the year                                                   62,663          6,082       6,634
Cash and cash equivalents, beginning of year                                           18,749         12,667       6,033
--------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                                 81,412         18,749      12,667
--------------------------------------------------------------------------------------------------------------------------

Supplemental Information
     Cash interest paid                                                                   644            437         436
     Cash income and mining taxes paid                                                  8,337            634         358
--------------------------------------------------------------------------------------------------------------------------
The accompanying notes form an integral part of these consolidated financial statements.

1.  Summary of Significant Accounting Policies

         Generally accepted accounting principles
         The consolidated financial statements of Breakwater Resources Ltd. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles ("Cdn. GAAP"). The more significant of the accounting policies are summarized as follows:

         Principles of consolidation
         The consolidated financial statements include the accounts of the Company and all of its subsidiaries all of which are controlled through the ownership of majority voting interests. All inter-company accounts and transactions have been eliminated on consolidation.

         Translation of foreign currencies - domestic and foreign operations The Company reports its financial statements in Canadian dollars, while the currency of measurement for the Company's operations varies depending upon location.

         The currency of measurement for the Company's operations domiciled in Canada is the Canadian dollar, while the currency of measurement for the Company's foreign operations is the United States ("US") dollar, since all of the Company's revenue, and a substantial portion of its expenses relating to the foreign operations, are in US dollars. US dollar amounts for the Company's foreign operations are translated into Canadian dollars for reporting purposes using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date, revenues and expenses are translated at average rates for the year, and the resulting gains and losses are accumulated in a separate component of shareholders' equity, described in the consolidated balance sheet as cumulative translation adjustments.

         As indicated above, the currency of measurement for the Company's foreign operations, including those in Honduras, Chile and Tunisia, is the US dollar. In each of these operations, the temporal method is used to translate local currency amounts into US dollars. Under the temporal method, all non-monetary items and the related income statement amounts are translated at the historical rates. Monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date, while revenues and expenses, other than those related to non-monetary items, are translated at the average rate of exchange for the year, and gains and losses on translation are reflected in income for the year.

         Monetary assets and liabilities of the Company's domestic operations in Canada, denominated in US dollars, are translated at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the average rate of exchange for the year. Exchange gains and losses are included in income for the year.

         Use of estimates
         The preparation of financial statements, in accordance with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results could differ significantly from those estimates. The assets and liabilities which require management to make significant estimates and assumptions in determining carrying values include accounts receivable, concentrate inventory, materials and supplies inventory, mineral properties and fixed assets, long-term investments, reclamation, closure cost accruals and other environmental obligations, future income tax assets and future income tax liabilities.

         Financial instruments
         The Company enters into derivative financial instrument contracts to manage certain market risks which result from the underlying nature of its business. When the Company chooses to apply hedge accounting, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transaction. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company may use forward contracts to hedge exposure to commodity price risk for metals production, and foreign exchange forward contracts to hedge exposure to fluctuations in foreign currencies, relating primarily to the US dollar. Non-option derivative financial instruments are accounted for using the accrual method as management views the contracts as effective hedges and has designated the contracts as hedges of specific exposures. Hedge effectiveness is assessed based on the degree to which the cash flow on the derivative contracts is expected to offset the cash flow of the underlying position or transaction being hedged. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are, and continue to be, effective. Realized and unrealized gains or losses on derivative contracts that qualify for hedge accounting are deferred and recorded in income when the underlying hedge transaction is recognized. The premiums received at the inception of written call options are recorded as a liability and changes in the fair value of the liability are recognized currently in income. Gains or losses (realized or unrealized) for derivative contracts which no longer qualify as hedges for accounting purposes are deferred on the designation date and are recognized in income when the original hedged transaction affects income while changes in fair value are recorded in current period income. Gains or losses (realized or unrealized) for derivative contracts which relate to a hedged transaction that is no longer expected to occur are recorded immediately in income. Contracts for which hedge accounting has not been applied, are marked-to-market, and gains and losses are recognized in the relevant period and included in "Gross sales revenue" on the consolidated statements of operations and retained earnings (deficit).

         Cash and cash equivalents
         Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less. The Company invests cash in term deposits maintained in high credit quality institutions.

         Short-term investments
         Short-term investments are carried at the lower of cost and quoted market value.

         Concentrate inventory
         Concentrate inventory is valued at the lower of cost and net realizable value. Cost represents the average cost and includes direct labour and material costs, mine site overhead, depreciation and depletion.

         Materials and supplies inventory
         Materials and supplies inventory is valued at the lower of average cost and replacement cost.

         Mineral properties and fixed assets
         The Company records its interest in mineral properties at cost and capitalizes development expenditures. When the properties are brought into commercial production, the capitalized costs are amortized on a units-of-production basis using current reserve estimates. If the properties are abandoned, the cost of the mineral property and any capitalized expenditures are written-down to fair value at that time. Administrative costs are expensed as incurred.

         The carrying values of producing mineral properties and fixed assets, including properties placed on a care and maintenance basis (note 15) are reviewed when events or changes in circumstances arise that may result in impairments in the carrying value of those assets. An impairment loss would be recognized when the carrying amount of a long-lived asset is not recoverable and exceeds the assets' fair value which is based on the present value of expected future net cash flow. Estimated future net cash flow, on an undiscounted basis, is calculated for each property using: estimated recoverable reserves; estimated future metal price realization (considering historical and current prices, price trends and related factors); and, estimated operating, capital and other cash flow. Estimates of future cash flow are subject to risks and uncertainties. It is possible that changes could occur which may affect the recoverability of the carrying value of mineral properties.

         Fixed assets are stated at cost. Fixed assets are depreciated over their useful lives. In calculating depreciation, the Company employs the straight-line method and the units-of-production method. Principally, the rates of depreciation being applied, using the straight-line method, are intended to fully depreciate the related fixed assets over periods from two to 12 years.

         In accordance with EIC 152 - "Mining Assets - Impairment and Business Combinations" the Company includes value beyond proven and probable reserves in its estimate of future cash flow when testing for impairment and determining fair value.

         Development costs
         Development costs involve the preparation of identified reserves for production once the technical feasibility and commercial viability of the mineral deposit is established. These costs are capitalized. For a new mine, the development phase begins after the completion of a feasibility study and ends upon the commencement of commercial production. Development costs are amortized over the life of the area of interest from the date that commercial production of the related mineral occurs. Commercial production is deemed to have commenced when the Company determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time and there are indicators that these operating results will be continued.

         Long-term investments
         Long-term investments are recorded at cost, net of any other than temporary impairment in value.

         Asset retirement obligations and asset retirement costs
         The Company records the fair value of liabilities for asset retirement obligations in the year in which they are incurred. A corresponding increase in the carrying amount of the related asset is recorded and then depreciated over the life of the asset. Over time, the liability is accreted to its present value each year.

         Asset retirement obligations are provided for obligations that are required to be settled as a result of an existing law, regulation or contract related to asset retirements. Collateral on deposit with third parties to fund reclamation costs is included in "Reclamation deposits" and "Restricted cash" on the consolidated balance sheets.

         Employee future benefits
         The employee future benefits plan relates only to the employees at the Company's Myra Falls mine.

         The actuarial determination of the accrued benefit obligations for pensions and other retirement benefits uses the projected accrued benefit method prorated on service (which incorporates management's best estimate of the expected future return on plan assets, cost escalations, retirement ages of employees and other actuarial factors). For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

         Actuarial gains (losses) arise from the difference between the actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period, or from changes in actuarial assumptions used to determine the accrued benefit obligation. The excess of the net accumulated actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the lesser of the average remaining service period of active employees or to the date that Myra Falls mine operations are assumed to cease, which is currently December 31, 2011. The average remaining service period of the active employees covered by all plans is 6 years.

         Past service costs arising from plan amendments are deferred and amortized on a straight-line basis over the lesser of the average remaining service period of employees active at the date of amendment or to the date that mine operations are assumed to cease, December 31, 2011.

         Revenue recognition
         Revenue is recognized following the transfer of title and risk of ownership and the determination of the final settlement price in accordance with contractual arrangements with customers. Title is generally transferred on receipt of provisional payment from the customer. Risk is transferred either when the metal concentrate is delivered to the discharge port or to the load port depending on the terms of the contract. Under a delivered ex-ship term, risk passes when the concentrate is delivered to the discharge (destination) port. Under a cost, insurance and freight term, risk passes when the concentrate is delivered to the load (departure) port. Generally, the final settlement price is computed with reference to the average quoted metal prices for a specified period of time, normally one to three months subsequent to shipment to the customer. Concentrate sales and receivables are subject to adjustment on final determination of weights and assays. Provisional payments made by customers upon receipt of shipments of metal concentrate are classified as current liabilities captioned as "Provisional payments for concentrate inventory shipped and not priced" on the consolidated balance sheets. The Company produces zinc, copper, lead and gold concentrates. By-products such as gold and silver are often contained within concentrate shipped to customers and revenue from these by-products is recognized when all of the above revenue criteria are met and when the corresponding major metal is recognized in revenue. All concentrate and by-product revenues are recorded in gross revenue on the consolidated statements of operations and retained earnings (deficit).

         Exploration and evaluation expenditures
         The Company expenses all exploration and evaluation expenditures until the Company determines that the mineral deposit is deemed commercially viable, at which time all subsequent costs are capitalized.

         Exploration and evaluation expenditures on properties which do not have any known mineral deposits are expensed as incurred until a final feasibility study has been completed, after which, future development costs are capitalized if the final feasibility study demonstrates that future economic benefits are probable.

         Exploration and evaluation expenditures on properties adjacent to mineral deposits which are already being mined or developed are expensed until the Company is able to conclude that a future economic benefit is probable through the completion of a pre-feasibility study, after which the expenditure is capitalized as a mine development cost.

         Expenditures related to extensions of mineral deposits which are already being mined or developed, including expenditures on the definition of mineralization of such mineral deposits, is capitalized as a mine development cost following the completion of an economic evaluation which is equivalent to the completion of a pre-feasibility study.

         Properties purchased are recorded at fair value on the date of acquisition and are included in "Mineral properties and fixed assets" on the consolidated balance sheets.

         Income and mining taxes
         The provisions for income and mining taxes are based on the liability method. Future income taxes arise from the recognition of the tax consequences of temporary differences by applying substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

         Future withholding taxes are provided on the unremitted net earnings of foreign subsidiaries, to the extent that dividends or other repatriations are anticipated in the future and will be subject to such taxes.

         Share incentive plan
         The Company has a share incentive plan (the "Plan"), which consists of a share purchase plan ("Share Purchase Plan"), a share option plan ("Share Option Plan") and a share bonus plan ("Share Bonus Plan"), which is administered by the directors of the Company. The Plan provides that eligible persons thereunder include any director, full-time or part-time employee, officer or consultant of the Company or any subsidiary thereof. The Plan is described in note 14. The Company uses the fair value method of accounting to recognize an expense for stock-based compensation issued to employees through the Share Option Plan. The expense is recognized over the options vesting period. Common Shares issued under the Plan are recorded at the issue price.

         New pronouncements not adopted
         The Canadian Institute of Chartered Accountants issued the following accounting standards effective for the fiscal years beginning on or after October 1, 2006: Accounting Standards Section 1530 "Comprehensive Income"; Accounting Standards Section 3855 "Financial Instruments - Recognition and Measurement"; Accounting Standards Section 3861 "Financial Instruments - Presentation and Disclosure"; and, Accounting Standards Section 3865 - "Hedges". These sections require certain financial instruments and hedge positions to be recorded at fair value. The standards also introduce the concept of comprehensive income and accumulated other comprehensive income.

         Adoption of these standards will be effective from January 1, 2007 on a prospective basis without retroactive restatement of prior periods, except for the reclassification of equity balances to reflect "Accumulated other comprehensive income" which will include foreign currency translation adjustments.

         Under the new standard, financial instruments designated as "held-for-trading" and "available-for-sale" will be carried at their fair value while financial instruments such as "loans and receivables", "financial liabilities" and those classified as "held-to-maturity" will be carried at their amortized cost. All derivatives will be carried on the consolidated balance sheets at their fair value, including derivatives designated as hedges. Unrealized gains and losses on effective cash flow hedges will be carried in "Accumulated other comprehensive income", a component of "Shareholders' equity" on the consolidated balance sheets, while any gains or losses on ineffective hedges will be recognized in earnings.

     Variable interest entities
     On January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants Accounting Guideline No. 15 - "Consolidation of Variable
Interest Entities" ("AcG-15") which requires that the Company consolidate a variable interest entity when the Company has a variable interest, or a combination of variable interests, that will absorb the majority of the entity's expected losses, receive the majority of the entity's expected residual returns, or both. As at December 31, 2006 and 2005, the Company had no entities which would qualify as a variable interest entity under AcG-15.

         2005 and 2004 figures
         Certain of the 2005 and 2004 figures have been reclassified to conform to the 2006 presentation.

2. Change in Accounting Policy for Exploration Expenditures

         In the fourth quarter of 2006, the Company changed its accounting policy for exploration expenditures. Under the new policy, which has been retroactively applied, all exploration expenditures are expensed as incurred until the mineral deposit is deemed commercially recoverable, at which time all subsequent development costs are capitalized.

         The effect of this change on the consolidated financial statements is as follows:

         Increase (decrease) in the consolidated statements of operations and retained earnings (deficit) and balance sheet amounts for the years ended December 31:


($000's except per share amounts)                                         2006          2005          2004
-----------------------------------------------------------------------------------------------------------
Depreciation and depletion                                              (1,843)       (1,664)       (2,809)
Exploration expenditures                                                 5,534         2,380         2,097
Net earnings                                                            (3,691)         (716)          712
Deficit, beginning of year                                             (16,735)      (16,019)      (16,731)
Retained earnings (deficit), end of year                               (20,426)      (16,735)      (16,019)

-----------------------------------------------------------------------------------------------------------
Basic earnings per Common Share                                         $(0.01)        $0.00         $0.00
Diluted earnings per Common Share                                       $(0.01)        $0.00         $0.00

-----------------------------------------------------------------------------------------------------------
Mineral properties and fixed assets                                    (18,315)      (14,531)      (14,215)
Cumulative translation adjustments                                       2,111         2,204         1,804

3. Restricted Cash
         The restricted cash balance at December 31, 2006, of $1,178,000 (2005
- $3,929,000), includes $928,000 (2005 - $2,390,000) placed on deposit to cover certain reclamation costs (see note 6) and $250,000 (2005 - $250,000) to guarantee an operating lease.

4. Short-term Investments


     ($000's)                                                                              2006   2005
     --------------------------------------------------------------------------------------------------

     Marketable securities (quoted market value: 2006 - $5,501; 2005 - $421)              4,120    218
     Gold bullion, at cost (quoted market value: 2005 - $2,313)                               -  2,305
     --------------------------------------------------------------------------------------------------
                                                                                          4,120  2,523


         As at December 31, 2005, the Company held 3,867 ounces of gold bullion to facilitate an instalment payment for a gold loan. The gold loan instalment was paid on January 3, 2006 and the final gold loan instalment was made on August 31, 2006 (note 9).

5. Concentrate Inventory

         Concentrate inventory as at December 31, 2006 includes an amount of $20,245,000 (2005 - $23,880,000) for shipments where title and risk of ownership have been transferred to the customer but the final settlement price has not been determined. These shipments will be recognized as revenue in accordance with the Company's revenue recognition policy set out in note 1.

6. Reclamation Deposits

         Cash collateral on deposit at December 31, 2006 of $13,543,000 (2005 - $6,808,000), related to future reclamation activities, are held by third parties to fund reclamation costs. The reclamation deposits at December 31, 2006 are in respect of future reclamation costs at the Langlois and the Myra Falls mines. On sale of the Caribou and Restigouche mines in 2006, the Company was reimbursed for outstanding reclamation deposits on these properties (note
15).

7. Mineral Properties and Fixed Assets


     ($000's)                                              2006                                       2005
                                                                                            (restated - see note 2)
     -----------------------------------------------------------------------------------------------------------------------
                                                       Accumulated                                  Accumulated
                                                      depreciation     Net book                    depreciation     Net book
                                               Cost  and depletion        value            Cost   and depletion        value
     -----------------------------------------------------------------------------------------------------------------------
     Equipment                              155,045        104,757       50,288         149,858         103,093       46,765
     Mineral properties,
        buildings and improvements          128,222         70,576       57,646         126,919          76,799       50,120
     Development                            125,679         26,578       99,101          75,257          22,976       52,281
     Asset retirement cost                    9,997          9,148          849          10,481           9,010        1,471
     -----------------------------------------------------------------------------------------------------------------------
                                            418,943        211,059      207,884         362,515         211,878      150,637


         Development costs are amortized using the unit-of-production method. The amortization expense for 2006 was $4,657,000 (2005 - $5,860,000; 2004 -
$6,906,000).

         Equipment under capital leases at December 31 were:

     ($000's)                                             2006         2005
     -----------------------------------------------------------------------
     Equipment cost                                      2,416        2,416
     Less:  Accumulated amortization                      (947)        (464)
     -----------------------------------------------------------------------
                                                         1,469        1,952

         Equipment under capital lease is amortized on a straight-line basis over its economic life of five years. The amount of equipment lease costs that were amortized in 2006 is $483,000 (2005 - $319,000; 2004 - $111,000).

         In 2005, $879,000 (2004 - $1,178,000) of mineral properties and fixed assets were written down and included in "Write-down of mineral properties and fixed assets" on the consolidated statements of operations and retained earnings (deficit). The $879,000 write-down in 2005 consisted of $187,000 of development costs at the El Mochito mine and $692,000 of fixed asset write-downs at the Nanisivik property. The $1,178,000 write-down in 2004 related to other exploration properties in the corporate and other segments.

8. Long-term Investments

         Long-term investments are valued at cost, net of other than temporary impairments in value, and relate to two convertible debentures.


     ($000's)                                                                      2006        2005
     -----------------------------------------------------------------------------------------------

     Blue Note Metals Inc. unsecured convertible debenture                        9,089           -
     Taseko Mines Limited unsecured convertible debenture (fair
          market value: 2006 - $10,569; 2005 - $5,203)                            5,615       5,615
     -----------------------------------------------------------------------------------------------
                                                                                 14,704       5,615

         The unsecured subordinated convertible debenture from Blue Note Metals Inc. ("Blue Note") was issued on August 1, 2006 (note 15) in the amount of $15,000,000 and matures on August 1, 2011. The note does not bear interest and is unsecured. The debenture is convertible into common shares of Blue Note at the option of the Company, any time after the Caribou and Restigouche mines have been in commercial production for at least a twelve-month period (the "Redemption Date") and prior to the maturity date, at a price of $0.36 per share. Blue Note has the option to redeem the debenture any time after the Redemption Date and up to and including the maturity date by a cash payment or on maturity by issuing common shares at a price of $0.36 per share. Management determined the fair value of the debenture on acquisition to be $9,089,000.

         The unsecured convertible debenture from Taseko Mines Limited ("Taseko") was issued on July 21, 1999, for $17,000,000 and matures on July 21, 2009 and does not bear interest. The debenture is convertible into common shares of Taseko over a ten-year period from the date of issuance commencing at a price of $3.14 per share escalating by $0.25 each year thereafter. From the fifth anniversary date until the tenth anniversary, the outstanding principal may, at the election of Taseko, be converted into common shares at the then prevailing share price.

9. Short-term Debt


     ($000's)                                                                            2006      2005
     ---------------------------------------------------------------------------------------------------

     Reimbursable government assistance, unsecured, non-interest bearing                2,041     1,541
     Gold loan (note 4)                                                                     -    11,563
     Prepayment facility, current portion (note 10)                                         -     1,458
     Other                                                                                128        23
     ---------------------------------------------------------------------------------------------------
                                                                                        2,169    14,585

         Reimbursable government assistance relates to the Langlois mine with $500,000 related to Zone 97 and being payable when Zone 97 is profitable. The remaining balance relates to the installation of a hydro line at the Langlois mine and is payable in April 2007.

         On August 26, 2005, the Company entered into a gold loan agreement. Under the terms of the agreement, the Company borrowed 23,200 ounces of gold bullion valued at $11,889,000 (US$10,000,000). The gold loan bore interest at 2.9% per annum with principal gold bullion repayments in six equal instalments over 13 months. The final gold bullion principal repayment was made on August 31, 2006. The Company did not apply hedge accounting to the gold loan and accordingly, the gold loan was re-measured at each balance sheet date and any gains or losses were recognized in income. As at December 31, 2006, nil (2005 - 19,333) ounces of gold bullion remained outstanding. As at December 31, 2005, financing fees amounting to $242,000 had been deferred and were being amortized on a straight-line basis over the life of the gold loan.

10. Long-term Debt


     ($000's)                                                                       2006      2005
     ----------------------------------------------------------------------------------------------

      Reimbursable government assistance, unsecured, non-interest
        bearing (note 9)                                                           2,041     2,041
     Prepayment facility                                                               -     5,101
     ----------------------------------------------------------------------------------------------
     Total                                                                         2,041     7,142
     Less current portion                                                          2,041     2,999
     ----------------------------------------------------------------------------------------------
                                                                                       -     4,143

         On May 17, 2005, the Company entered into a contract with a customer whereby the customer made a prepayment of US$5,000,000 against future deliveries of zinc concentrate for the years 2005 through 2009 with interest payable at six month LIBOR plus 3.5%. This prepayment facility was repaid in May 2006 prior to scheduled maturity and the related deferred financing fee of $102,000 at December 31, 2005 was included in "Interest and financing" on the consolidated statement of operations and retained earnings (deficit).

11. Royalty Obligation

         In December 2005, the Company entered into a royalty agreement ("2005 Second Royalty Agreement") with Red Mile Resources No. 4 Limited Partnership ("Red Mile No.4") whereby the Company sold a basic royalty ("Second Basic Royalty") on a portion of the payable zinc production over the life of the Myra Falls mine. The Company received cash of $56,500,000 which included royalty income of $50,500,000, indemnity fee income of $1,141,000, interest income of $4,469,000 and prepaid interest income of $390,000.

         In December 2004, the Company entered into a royalty agreement ("2004 First Royalty Agreement") with Red Mile Resources No. 5 Limited Partnership ("Red Mile No.5") whereby the Company sold a basic royalty ("First Basic Royalty") on a portion of the payable zinc production over the life of the Myra Falls mine. The Company received cash of $13,540,000, which included royalty income of $11,979,000, indemnity fee income of $564,000, interest income of $520,000 and prepaid interest income of $477,000.

         Under the terms of the 2005 Second Royalty Agreement (2004 First Royalty Agreement), the Company is required to make Second Basic Royalty (First Basic Royalty) payments at fixed amounts per pound of payable zinc produced, which escalates from $0.0016 per pound to $0.1373 per pound (First Basic Royalty from $0.003 per pound to $0.016 per pound) over the first 12 years of the agreement. In addition, for the years 2011 through 2015 (Red Mile No.5 years 2010 through 2014), the Company granted Red Mile No.4 a net smelter return of 1.50%, 2.25% or 3.00% (Red Mile No.5 a net smelter return of 0.4%, 0.5% or 0.7%) if the average price of zinc in a given calendar year exceeds US$2,600,

US$2,800 or US$3,000 per tonne (Red Mile No.5 average zinc prices of US$2,250, US$2,500 or US$2,750 per tonne), respectively.

         The Red Mile No.4 royalty income component of the cash received of $50,500,000 (Red Mile No.5 - $11,785,000) was placed with a financial institution for which the Company received a restricted promissory note. The restricted promissory note earns interest at 6% (Red Mile No.5 - 6%) per annum which is recorded in "Investment and other income" on the consolidated statements of operations and retained earnings (deficit) and matures on February 15, 2015 (Red Mile No.5 - December 15, 2014). Pursuant to the 2005 Second Royalty Agreement and the 2004 First Royalty Agreement, interest earned from the restricted promissory notes and a portion of the principal must be used to fund the expected basic royalty payments during the first ten years of each agreement.

         Under certain circumstances, the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No.4 and Red Mile No.5 for the lower of market value or the outstanding amount of the restricted promissory note at the end of the tenth year of the respective royalty agreements.

         The royalty income received from Red Mile No.5 and Red Mile No.4 is accounted for as debt. The long-term portion is included in "Royalty obligation" and the current portion is included in "Accounts payable and accrued liabilities" on the consolidated balance sheets. The deemed interest rate for these amounts under the 2005 Second Royalty Agreement and the 2004 First Royalty Agreement are 6.00% and 6.11% per annum respectively and the charges are included in "Interest and financing" on the consolidated statements of operations and retained earnings (deficit).

         The prepaid interest income and the indemnity fee received under the 2005 Second Royalty Agreement and the 2004 First Royalty Agreement have been recorded in "Deferred income" on the consolidated balance sheets and are being amortized into income over the life of the respective agreements reflected in "Investment and other income" on the consolidated statements of operations and retained earnings (deficit). As at December 31, 2006, prepaid interest income and the deferred indemnity fee totalled $3,575,000 and $1,362,000 respectively (2005 - $4,022,000 and $1,526,000 respectively). Total interest expense for the year ended December 31, 2006 was $3,793,000 (2005 - $719,000; 2004 - $Nil) and
total interest income for the year ended December 31, 2006 was $4,240,000 (2005
- $715,000; 2004 - $Nil).

12. Reclamation, Closure Cost Accruals and Other Environmental Obligations


     ($000's)                                                           2006              2005
     ------------------------------------------------------------------------------------------
     Asset retirement obligations                                     33,015            41,542
     Closure cost accruals                                             2,059             2,150
     Other environmental obligations                                   5,486             6,572
     ------------------------------------------------------------------------------------------
                                                                      40,560            50,264
     Less current portion                                              8,267            10,165
     ------------------------------------------------------------------------------------------
                                                                      32,293            40,099

         Other environmental obligations represent expenditures required to complete modifications to the tailings facility at the Myra Falls mine. The Company expects to complete the required work by 2008. The estimated obligation was recorded and is being reduced by actual expenditures incurred. As at December 31, 2006, the expenditures since acquisition have been $9,378,000 (2005 - $8,292,000). The current portion of $2,001,000 (2005 - $2,001,000) is included in "Current portion of reclamation, closure cost accruals and other environmental obligations" on the consolidated balance sheets.


     Asset Retirement Obligations
     ($000's)
     --------------------------------------------------------------------------------------
     As at December 31, 2005                                                        41,542
     Reduction on disposal of Caribou and Restigouche mines (note 15)               (5,485)
     Change in timing of cash flow                                                    (483)
     Accretion (included in reclamation and closure costs)                           2,894
     Expenditures                                                                   (5,432)
     Impact of foreign exchange                                                        (21)
     --------------------------------------------------------------------------------------
     As at December 31, 2006                                                        33,015
     Less: current portion included in Current portion of reclamation,
        closure cost accruals and other environmental obligations                    5,646
     --------------------------------------------------------------------------------------
                                                                                    27,369

         The estimated amount of undiscounted cash flow required to satisfy the asset retirement obligations as at December 31, 2006, was $101,094,000 (2005 - $114,429,000). The expected timing of payments ranges from 2007 to 2119, and the credit-adjusted risk-free rates at which the estimated cash flow has been discounted to arrive at the obligation, ranges from 7.17% to 7.89% (2005 - 7.17% to 7.89%). The estimated amount of undiscounted cash flow for December 31, 2006, includes an amount of $66,329,000 (2005 - $66,329,000) which is for water treatment at the Myra Falls mine in perpetuity.

13. Employee Future Benefits

         The Company's unionized hourly employees at the Myra Falls mine have a defined benefit pension plan with the employees' benefits under this plan specified by a collective agreement. The pension plan is a flat benefit plan and there are no indexation features. The Company also provides extended health and dental benefits for certain employees and former employees of the Myra Falls mine. The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year. Actuarial reports valuing this hourly plan are prepared every three years using the projected accrued benefit method, with December 31, 2004 being the most recent valuation and December 31, 2007 being the next required valuation.

         The details of the Company's benefit plans as at December 31 are as follows:


                                                                                  Pension Benefit Plans        Other Benefit Plans
     ($000's)                                                                       2006           2005          2006        2005
     -----------------------------------------------------------------------------------------------------------------------------

     Expected long-term rate of return on plan assets                               7.0%           7.0%           N/A        N/A
     Discount rate on accrued pension obligations                                  5.25%           5.0%         5.25%       5.0%
     Rate of compensation increase                                                   N/A            N/A           N/A        N/A
     Assumed health care cost trend rates at December 31:
       Initial health care cost trend rate                                                                      12.0%      12.0%
       Cost trend rate declines to                                                                               5.0%       5.0%
       Year that the rate reaches the rate it is assumed to remain at                                            2015       2015
       Dental care rate of expense increase                                                                      4.0%       4.0%
     -----------------------------------------------------------------------------------------------------------------------------

                                                                                  Pension Benefit Plans        Other Benefit Plans
     ($000's)                                                                       2006           2005          2006        2005
     -----------------------------------------------------------------------------------------------------------------------------
     Pension expense
     Current service cost                                                           1,463         1,200            18         17
     Interest cost on accrued benefit obligation                                    2,013         1,910            38         66
     Expected return on pension fund assets                                        (1,998)       (1,697)            -          -
     Amortization of experience gains/losses                                          370           216           (42)        61
     Amortization of past service cost                                                216             -            61          -
     -----------------------------------------------------------------------------------------------------------------------------
                                                                                    2,064         1,629            75        144
     -----------------------------------------------------------------------------------------------------------------------------

     Accrued benefit obligations
     Balance, beginning of year                                                    39,504        31,119           795      1,104
     Current service cost                                                           1,463         1,200            18         17
     Interest cost                                                                  2,013         1,910            39         65
     Benefits paid                                                                 (1,403)         (969)          (95)       (63)
     Actuarial (gain) loss                                                         (1,354)        6,244            69       (328)
     -----------------------------------------------------------------------------------------------------------------------------
     Balance, end of year                                                          40,223        39,504           826        795
     -----------------------------------------------------------------------------------------------------------------------------

     Plan assets
     Fair value, beginning of year                                                 27,773        23,333             -          -
     Actual return on plan assets                                                   3,495         2,633             -          -
     Employer contributions                                                         2,930         2,776            95         64
     Benefits paid                                                                 (1,403)         (969)          (95)       (64)
     -----------------------------------------------------------------------------------------------------------------------------
     Fair value, end of year                                                       32,795        27,773             -          -
     -----------------------------------------------------------------------------------------------------------------------------



                                                                                  Pension Benefit Plans        Other Benefit Plans
     ($000's)                                                                       2006           2005          2006        2005
     -----------------------------------------------------------------------------------------------------------------------------

     Funded Status
     Fair value of plan assets                                                     32,795        27,773             -          -
     Accrued benefit obligations                                                   40,223        39,504           826        795
     -----------------------------------------------------------------------------------------------------------------------------
     Plan deficit                                                                  (7,428)      (11,731)         (826)      (795)
     Unamortized actuarial loss (gain)                                              2,597         5,818          (220)      (332)
     Unamortized past service costs                                                 1,080         1,296           304        365
     -----------------------------------------------------------------------------------------------------------------------------
     Pension liability                                                             (3,751)       (4,617)         (742)      (762)


         The assumed health care cost trend rates can affect the amounts reported for the health care plan:


                                                                      2006                                2005
                                                           1 Percentage     1 Percentage     1 Percentage     1 Percentage
                                                             - Point          - Point           - Point         - Point
     ($000's)                                                increase         decrease         increase         decrease
     -----------------------------------------------------------------------------------------------------------------------
     Effect on service cost                                       0.3              (0.2)           0.5             (0.1)
     Effect on interest cost                                      0.9              (0.8)           1.3             (1.3)
     Effect on year-end accrued benefit obligation               19.5             (29.5)          17.2            (16.0)

Plan Assets
         The allocation of plan assets is set forth in the Investment Policy Statement. The Investment Policy Statement delegates authority to the Employee Benefits Committee to maintain and establish investment policies relating to the defined benefit plans. These policies and any changes to these policies are approved by the Board of Directors of the Company. The Company has adopted the following standards for the Employee Benefits Committee to follow when deciding how to invest the plan assets.

Assets shall be invested:
         (a) in the sole interest of the plan participants and beneficiaries;
         (b) with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent person acting in like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and of like aims; and
         (c) by diversifying the investments so as to minimize the risk of large losses as well as provide a reasonable rate of return on the assets.

         The following table summarizes the pension plan's weighted-average asset allocation percentages by asset category:


                ($000's)                                                             2006          2005
                ----------------------------------------------------------------------------------------
                Money market                                                         9.0%          7.0%
                Fixed income                                                        42.0%         38.5%
                Equity                                                              49.0%         54.5%
                ----------------------------------------------------------------------------------------
                Total                                                              100.0%        100.0%



         The benefit plan assets are managed by a major insurance company and the Company has chosen to invest in their diversified fund which has a target investment allocation of 15% - 20% in foreign equity, 20% - 40% in Canadian equity and 40% - 60% in fixed income. The diversified fund invests in several of its segregated funds, which include Canadian and foreign stocks, Canadian bonds and mortgages to achieve diversification. The performance objective of the diversified fund is to exceed the median rate of return of a representative sample of comparable funds over rolling five-year periods. The assumption for the expected long-term rate of return on plan assets is based on the relative weighting of plan assets, the historical experience of the portfolio and the review of projected returns by asset class on broad, publicly traded equity and fixed-income indices.

Contributions
         The Company expects to contribute $1,130,000 to its defined benefit pension plan and $490,000 for its post-retirement benefit plans in 2007.

Estimated future benefit payments


                                                                 Defined benefit
     ($000's)                                                       pension plan       Other benefits
     -------------------------------------------------------------------------------------------------
     2007                                                                  1,130                  490
     2008                                                                  1,256                  513
     2009                                                                  1,345                  589
     2010                                                                  1,491                  642
     2011                                                                  1,743                  716
     Aggregate of five years thereafter                                   38,125                    0
     -------------------------------------------------------------------------------------------------


         At the December 31, 2004 actuarial report date, it was assumed that the mine would cease operations on December 31, 2011. Benefit payments are assumed to cease after December 31, 2011, for the retirement supplement plan, the voluntary early retirement allowance, and the other benefit plans, as the obligation related to these plans will cease once the Myra Falls mine ceases operation. No change was made to the defined benefit pension plan assumptions as pension payments are assumed to continue after the mine ceases operations.

14. Shareholders' Equity

         Shareholders' equity consists of the following:


($000's)                                                                  2006               2005
                                                                                      (restated -
                                                                                      see note 2)
---------------------------------------------------------------------------------------------------
Capital stock                                                          167,093            335,512
Warrants (h)                                                             8,561              8,561
Contributed surplus                                                        793              3,300
Retained earnings (deficit)                                            139,795           (189,663)
Cumulative translation adjustments                                      (7,689)            (9,495)
---------------------------------------------------------------------------------------------------
                                                                       308,553            148,215


         The Company is authorized to issue 200,000,000 preferred shares and an unlimited number of common shares ("Common Shares"). No preferred shares were issued or outstanding on December 31, 2006 and 2005.

         Common shares issued:


                                                                                    Number of
   (000's)                                                                             shares       Amount $
   ----------------------------------------------------------------------------------------------------------
   As at December 31, 2004                                                            363,156        326,403
   Private placement (a)                                                               13,000          7,081
   Exercise of warrants (b) and (c)                                                     1,500            295
   Employee share option plan - proceeds of options exercised (d)                       2,841            899
   Value ascribed to options exercised under stock-based compensation (d)                   -            629
   Employee share purchase plan (e)                                                       420            205
   ----------------------------------------------------------------------------------------------------------
   As at December 31, 2005                                                            380,917        335,512
   Reduction of stated capital (f)                                                          -       (169,628)
   Renunciation of flow-through share value (a)                                             -         (2,346)
   Issue of Common Shares to settle a liability (g)                                       750            848
   Exercise of warrants (c)                                                             1,000            190
   Employee share option plan - proceeds of options exercised (d)                       2,805          1,538
   Value ascribed to options exercised under stock-based compensation (d)                   -            815
   Employee share purchase plan (e)                                                       174            164
   ----------------------------------------------------------------------------------------------------------
   As at December 31, 2006                                                            385,646        167,093

         a) In August 2005, the Company issued an aggregate of 3,000,000 flow-through Common Shares by way of private placement at a price of $0.46 per Common Share exclusive of share issuance costs of $4,000 to CMP 2005 Resource Limited Partnership ("CMP") and Canada Dominion Resources 2005 Limited Partnership ("CDR"). The flow-through Common Shares had a four-month hold period. The proceeds were used to finance exploration activities in Quebec. CMP and CDR are managed by an affiliate of Dundee Corporation ("Dundee") which is a significant shareholder of the Company.

         In December 2005, the Company issued 10,000,000 flow-through Common Shares by way of private placement at a price of $0.60 per Common Share exclusive of share issuance costs of $295,000. The flow-through Common Shares had a four-month hold period. The proceeds were used to finance exploration activities in Quebec. A director of the Company purchased 145,586 of the flow-through Common Shares issued pursuant to the private placement.

         In February 2006, the Company renounced $7,380,000 in Canadian exploration expenses to investors of flow-through common shares in 2005. The tax value of the renunciation has been recorded as a liability and charged against share capital. Since the Company has a valuation allowance, which reduces the future income tax assets, the valuation allowance has been reduced and an income tax recovery has been recognized in the consolidated statements of operation and retained earnings (deficit).

         b) In consideration for restructuring a debt facility in 2001 and 2002, the Company granted warrants to a bank syndicate to purchase an aggregate of 1,000,000 Common Shares at $0.21 per Common Share. The warrants were exercisable until May 8, 2005. No value was ascribed to these warrants on the date of issue. During the year ended December 31, 2005, 500,000 (2004 - 250,000) of these warrants were exercised and, at December 31, 2005, none were outstanding.

         In consideration for restructuring a debt facility in 2001 and 2002, Dundee received warrants to purchase an aggregate of 30,801,410 Common Shares at $0.20 per Common Share. One-half of these warrants are exercisable until March 2, 2007 and the remainder are exercisable until May 2, 2007. No value was ascribed to these warrants on the date of issue. At December 31, 2006, the 30,801,410 warrants were outstanding.

         c) In consideration for restructuring certain credit facilities, the Company - pursuant to an agreement dated December 23, 2002 - granted warrants to certain lenders and Dundee to purchase an aggregate of 2,000,000 and 1,000,000 Common Shares respectively, at $0.19 per Common Share with an expiry date of March 27, 2006. In 2006, 1,000,000 of these warrants were exercised by Dundee and, in 2005, 1,000,000 of these warrants were exercised by certain lenders. At December 31, 2006, none (2005 - 1,000,000) of these warrants were outstanding.

         d) Share option transactions were as follows:


                                                                     Options       Weighted-average
                                                                     (000's)        exercise price
     ----------------------------------------------------------------------------------------------
     As at December 31, 2004                                          13,670                $1.06
     Granted                                                           2,250                 0.45
     Exercised                                                        (2,841)                0.32
     Forfeited                                                          (934)                0.62
     Expired                                                          (2,060)                2.33
     ----------------------------------------------------------------------------------------------
     As at December 31, 2005                                          10,085                $0.88
     Granted                                                           3,545                 1.21
     Exercised                                                        (2,805)                0.55
     Forfeited                                                          (478)                0.82
     Expired                                                            (812)                2.20
     ----------------------------------------------------------------------------------------------
     As at December 31, 2006                                           9,535                $1.00


         As at December 31, 2006:


                                            Options Outstanding                                Options Exercisable
     --------------------------------------------------------------------------------------------------------------------
     Range of                 Shares       Weighted-average            Weighted-           Shares           Weighted-
     Exercise            outstanding          remaining                 average         exercisable         average
     Prices                   (000's)      contractual life          exercise price       (000's)         exercise price
     --------------------------------------------------------------------------------------------------------------------
     $0.19 - $0.50             3,689       4 years 131 days               $0.32            3,128               $0.31
     $0.51 - $1.50             4,324       3 years 207 days               $0.98            2,543               $0.89
     $1.51 - $3.00               939       4 years 41 days                $1.72              483               $1.91
     $3.01 - $8.20               583       1 year 160 days                $4.23              583               $4.23
     --------------------------------------------------------------------------------------------------------------------
                               9,535                                                       6,737


         Pursuant to the Share Option Plan, the Board of Directors have the authority to grant options, and to establish the exercise price of the option at the time each option is granted, at a price not less than the closing price of the Common Shares on the Toronto Stock Exchange ("TSX") on the trading day immediately preceding the date of the grant of such option.

         Options issued after 2003 must be exercised no later than five years after the date of the grant, and options issued prior to 2003 must be exercised no later than ten years after the date of the grant and are subject to vesting provisions unless the Board of Directors of the Company determines otherwise. One third of the options become exercisable on each of: the date of granting such options; the first anniversary date of the date of granting such options; and, the second anniversary date of the date of granting such options.

         The outstanding share options at December 31, 2006 expire at various dates between February 13, 2007 and August 11, 2013. The number of shares available for grants of options under the share option plan as at December 31, 2006, was 22,624,800.

         On or after January 1, 2002, compensation expense for the stock-based compensation plan for employees under the Company's Share Option Plan has been determined based upon the fair value of awards granted. Stock-based compensation of $1,608,000 (2005 - $809,000) less the initial fair value of options exercised of $815,000, (2005 - $629,000), for a net amount of $793,000 was credited to "Contributed surplus" within shareholders' equity on the consolidated balance sheets (2005 - $180,000). The proceeds of options exercised noted above were credited to "Capital stock" within shareholders' equity on the consolidated balance sheets.

         The fair value of each option grant has been estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:


                                                                                        2006        2005
          -----------------------------------------------------------------------------------------------
          Weighted-average exercise price per Common Share                             $1.21        $0.45
          Weighted quoted market price per Common Share at date of  grant              $1.21        $0.45
          Weighted-average grant-date fair value price per Common Share                $0.73        $0.27
          Expected life (years)                                                            5            5
          Risk free interest rate                                                      4.32%        3.44%
          Expected volatility                                                            69%          69%
          Dividend yield                                                                  0%           0%

         e) Under the Share Purchase Plan, employees of the Company who fall under a certain classification can contribute up to 10% of their annual basic salary to purchase Common Shares. All other employees who qualify under the Share Purchase Plan can contribute up to 5% of their annual basic salary to purchase Common Shares. The Company matches each participant's contribution. The purchase price per Common Share is the weighted-average of the trading prices of the Common Shares on the TSX for the calendar quarter in respect of which the Common Shares are issued. Common Shares acquired with the Company's contribution are held in trust and delivered to employees 12 months following their date of issue. The Company issued 174,000 Common Shares pursuant to the Share Purchase Plan during 2006 (2005 - 420,000). The number of shares authorized for issue and available for issue under the share purchase plan as at December 31, 2006 was 8,500,000 (2005 - 7,500,000) and 3,220,393 (2005 -
2,431,206) respectively.

         f) At the annual and special meeting held on June 8, 2006, the shareholders approved a special resolution to reduce the stated capital of the Company by an amount of $172,928,000, which was equal to the accumulated deficit as at December 31, 2005 prior to the change in accounting policy (note
2). Capital stock was reduced by $169,628,000, contributed surplus was reduced by $3,300,000 and the deficit was reduced by $172,928,000.

         At the annual and special meeting held on June 8, 2006, the shareholders approved a special resolution to amend the Plan to increase the maximum number of Common Shares of the Company that may be reserved for issuance for all purposes under the Plan from 34,500,000 to 54,500,000. The increase of 20,000,000 Common Shares was allotted as follows: (i) the number of Common Shares reserved for issuance under the Share Purchase Plan was increased by 1,000,000 (December 31, 2006 maximum 8,500,000); (ii) the number of Common Shares reserved for issuance under the Share Option Plan was increased by 18,000,000 (December 31, 2006 maximum 41,000,000); and, (iii) the number of
Common Shares reserved for issuance under the Share Bonus Plan was increased by 1,000,000 (December 31, 2006 maximum 5,000,000).

         The Company's Share Bonus Plan permits Common Shares to be issued as a discretionary bonus to any director, full-time or part-time employee, officer or consultant of the Company, or any subsidiary thereof, who is designated under the Share Bonus Plan from time to time. As at December 31, 2006, 2005 and 2004, the Company had issued 1,200,000 Common Shares under the Share Bonus Plan and had available but un-issued at December 31, 2006 3,800,000 Common Shares (2005 - 2,800,000 Common Shares).

         g) On June 12, 2006, the Company issued 750,000 Common Shares at a price of $1.13 per share to settle an outstanding lawsuit (notes 15 and 20(b)).

         h) On January 28, 2004, the Company completed the sale of 57,142,858 units to a syndicate of underwriters at a purchase price of $0.70 per unit, for net proceeds of $37,027,000, net of costs of issue of approximately $2,973,000. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant. Each whole warrant entitles the holder to acquire one Common Share at a price of $1.00 at any time until January 28, 2009. The fair value of the warrants of $7,211,000, net of costs of issue, is included in shareholders' equity on the consolidated balance sheets as "Warrants".

         On July 23, 2004, the Company acquired the Myra Falls mine for consideration which included 5,000,000 warrants exercisable at $1.00 per Common Share with an expiry date of January 28, 2009. The fair value ascribed to the warrants of $1,350,000 is included in shareholders' equity on the consolidated balance sheets as "Warrants".

         The above warrants are listed on the TSX and as at December 31, 2006 entitled warrants holders to acquire 33,571,429 (December 31, 2005 - 33,571,429) Common Shares of the Company.

15. Other Non-producing Property (Income) Costs

         Other non-producing property income of $9,581,000 for the year ended December 31, 2006 includes: (i) On August 1, 2006, the Company sold the Caribou and Restigouche mines including certain assets and reclamation liabilities to Blue Note. Under the terms of the agreement, Blue Note replaced the Company's reclamation deposit of $5,852,000 with the Government of New Brunswick and issued to the Company a $15,000,000 unsecured subordinated convertible debenture with a maturity of five years (note 8). The Company will also receive a 1 to 2% net smelter return royalty payable quarterly on zinc metal production provided the average price of zinc for the quarter as determined by the London Metal Exchange is above US$0.65 per pound. The gain of $13,818,000 on sale of the Caribou and Restigouche mines was included in other non-producing property (income) costs and (ii) a charge of $1,330,000 to settle a claim against the Company and CanZinco Ltd., a wholly-owned subsidiary of the Company, by Kalwea Financial Corp., BVI, ("Kalwea") (note 20).

         Due to the depletion of mineral reserves, the Company closed the Nanisivik, Bouchard-Hebert and Bougrine mines in September 2002, February 2005 and September 2005 respectively. The Company also suspended operations at the Caribou and Langlois mine in 1998 and 2000 respectively. In 2006, in addition to the amounts in (i) and (ii) above, $2,907,000 (2005 - $9,035,000; 2004 -
$8,638,000) of care and maintenance costs were incurred on the Nanisivik, Bouchard-Hebert, Bougrine and Caribou mines. Prior to November 2005, the Langlois mine was held on a care and maintenance basis.

16. Income and Mining Taxes

         Income and mining taxes differ from the amount computed by applying the statutory federal income tax rate for the year ended December 31, 2006 of 37% (2005 - 36%; 2004 - 37%) to net earnings, excluding income and mining taxes. The differences are summarized as follows:


     ($000's)                                                                    2006              2005             2004
     --------------------------------------------------------------------------------------------------------------------
     Tax provision (recovery) at statutory rate                                57,598             2,812            1,180
     Federal resource allowance                                                (1,548)              608           (1,035)
     Unrecognized tax benefit relating to losses                                4,633             7,806            4,366
     Current year losses recognized                                           (20,232)                -                -
     Reduction in valuation allowance                                          (2,345)                -                -
     Different effective tax rates on earnings (losses)
        in foreign subsidiaries                                               (13,034)           (5,291)            (163)
     Benefit of previously unrecognized losses available
        for carry forward                                                     (25,777)          (13,231)          (5,107)
     Other                                                                     (6,516)              161              108
     Mining taxes                                                               5,964               149            1,222
     ---------------------------------------------------------------------------------------------------------------------
                                                                               (1,257)           (6,986)             571

         As at December 31, 2006, the significant components of the Company's future tax assets (liabilities) were as follows:


     ($000's)                                                                    2006              2005
     ---------------------------------------------------------------------------------------------------
     Future tax assets
        Loss carry forwards                                                    26,540            60,420
        Mineral properties and fixed assets                                   213,237           227,435
        Reclamation and closure cost accruals                                  12,721            17,658
        Deferred income                                                         2,104             2,518
     ---------------------------------------------------------------------------------------------------
     Future tax assets before valuation allowance                             254,602           308,031
     Valuation allowance                                                      226,417           301,514
     ---------------------------------------------------------------------------------------------------
     Future tax assets                                                         28,185             6,517

     Future tax liabilities
       Mineral properties - mining tax                                         (7,089)           (1,921)
     ---------------------------------------------------------------------------------------------------
     Net future tax assets                                                     21,096             4,596

     ($000's)                                                                    2006              2005            2004
     ---------------------------------------------------------------------------------------------------------------------
     Income and mining tax provision (recovery)
        Current income and mining tax provision (recovery)                     14,209              (709)           (148)
        Future income and mining tax (recovery) provision                     (15,466)           (6,277)            719
     ---------------------------------------------------------------------------------------------------------------------
                                                                               (1,257)           (6,986)            517



         At December 31, 2006, the Company has net operating loss carry forwards in Canada of approximately $80,000,000, which expire at various dates through 2016.

17. Financial Instruments

         The Company manages its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates by entering into derivative financial contracts in accordance with the Company's formal risk management policy approved by the Board of Directors and managed by the Company's Hedge Committee. The Company does not hold or issue derivative contracts for speculative or trading purposes.

         The Company's short-term financial instruments, made up of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, and short-term debt are carried at cost which, due to their short-term nature, approximates their fair value.

         These fair value estimates are management's best estimates and are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. The amounts realized in an actual transaction may differ from these estimates. Potential taxes and other transaction costs have not been considered in estimating fair value.

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

         Foreign Exchange Risk
         The Company operates using principally the Canadian dollar and the US dollar, and may be negatively affected by fluctuations in foreign exchange rates. The Company manages this risk by minimizing the number of transactions that result in the settlement currency differing from the currency of the initial transaction. In addition, the Company's sales are denominated primarily in US dollars, while a significant percentage of its expenses are denominated in non-US dollars. This exposes the Company to increased volatility in earnings due to fluctuations in foreign exchange rates. The Company periodically uses forward foreign exchange contracts to hedge the exchange rates on identifiable foreign currency exposures. Gains and losses on these contracts when they are designated as hedges are reported as a component of the related transactions.

         The Company had no foreign exchange contracts outstanding at December 31, 2006 and 2005.

         Commodity Price Risk
         The profitability of the Company is directly related to the market price of metals produced. The Company reduces price risk by hedging against the price of metals for a portion of its production. The main tools used to protect against price risk are forward contracts and options. Various strategies are available using these tools including spot deferred and synthetic puts.

         The Company periodically enters into forward sales and written call options to effectively provide a minimum price for a portion of inventories and future production. In 2006 and 2005, the Company chose not to apply hedge accounting. As a result, outstanding derivative contracts were marked-to-market and gains and losses were recognized through earnings each period.

         The Company had no commodity hedges outstanding at December 31, 2006. At December 31, 2005, the Company had 1,050,000 ounces of silver call options with an average strike price of US$7.50 per ounce maturing from January to June 2006 and 25,000 ounces of gold call options with an average strike price of US$455 per ounce maturing in December 2006.

18. Related Party Transactions

         All related party transactions are disclosed elsewhere in these consolidated financial statements (note 14) except for the following:

         a) As at December 31, 2005, management fees payable to Dundee totalling $500,000 relating to $250,000 in each of 2003 and 2002 are outstanding and are included in "Accounts payable and accrued liabilities" on the consolidated balance sheets.

         b) For the year ended December 31, 2004, the Company provided to Glencairn Gold Corporation ("Glencairn"), formerly Black Hawk Mining Inc., a company that was related through common directorship, logistic and procurement services which enable both companies to reduce costs and negotiate favourable terms for the purchase of materials and supplies. Due to the change in the composition of the Board of Directors of Glencairn, for the years ended December 31, 2006 and 2005, Glencairn was not considered to be a related party.

         For the year ended December 31, 2004, sale of supplies and charges for administrative services to Glencairn totalled $652,000. This amount has been reflected in the consolidated statements of operations and retained earnings (deficit) as a cost recovery and accordingly, is reflected as a reduction in either "Direct operating costs" or "General and administrative expenses".

19. Guarantees

         a) At December 31, 2006 and 2005, the Company has an outstanding letter of credit in the amount of $250,000 which is renewable annually and relates to the operating lease at the Nanisivik mine (note 6).

         b) In consideration for the receipt of indemnity fees of $564,000 and $1,141,000 from Wilshire Financial Services Inc. ("Wilshire") related to the 2004 First Royalty Agreement (note 11) and the 2005 Second Royalty Agreement (note 11) respectively, the Company has indemnified and holds harmless Wilshire from and against any and all losses based upon, arising out of, or otherwise in connection with or as a result of any claims relating to a breach or default by the Company under the 2004 First Royalty Agreement and the 2005 Second Royalty Agreement. As at December 31, 2006, the maximum liability was $11,785,000 (2005
- $11,785,000) and $50,500,000 (2005 - $50,500,000) under the 2004 First
Royalty Agreement and the 2005 Second Royalty Agreement respectively. The indemnity fees were deferred and are being amortized on a straight-line basis over the term of the respective agreements.

20. Contingencies and Commitments

         a) On October 10, 2002, the Nunavut Water Board ("NWB") issued to the Company a renewal of its water license, for a period of 5.5 years commencing on October 1, 2002. One of the conditions contained in the water license renewal was a requirement that the Company guarantee the financial security required by the license. The NWB established that the amount of security required by the license was $17,600,000. Of that amount

$5,000,000 had been previously posted in the form of indemnity bonds pursuant to the expired water license. The issue of the outstanding balance of $12,600,000 was to have been addressed by the Company within 30 days of the issuance of the water license.

         In February 2003, the Company delivered to the Department of Indian Affairs and Northern Development ("DIAND"), the federal government agency responsible for the administration of financial security matters related to any water license issued by the NWB, an unsecured promissory note in the amount of $1,000,000 in order to satisfy the full requirement for financial security set out in the expired water license. On July 31, 2003, the indemnity bond in place in the amount of $5,000,000 to satisfy the previous water license expired, and it too was replaced by an unsecured promissory note issued by the Company. These two unsecured promissory notes satisfied the full requirement for financial security set out in the previous water license.

         Following the issuance of the new water license in October 2002, protracted discussions were held with DIAND regarding the form of security to be adopted to satisfy the financial security requirements of the new water license. Those discussions culminated in March 2005, when another unsecured promissory note was issued by the Company in the amount of $11,600,000 to satisfy the balance of the financial security requirement. With that transaction, the full amount of the financial security required, being $17,600,000, has been satisfied using unsecured promissory notes.

         b) In 2003, Kalwea commenced an action against the Company for damages in the amount of $560,000 plus additional annual minimum royalty payments of $70,000 each quarter on October 1, January 1, April 1, and July 1, sequentially. Kalwea claimed a transfer of certain mining claims in Restigouche County, New Brunswick. The Company and Kalwea signed a settlement agreement on June 12, 2006 whereby the claims were dismissed (note 15).

         c) Taseko and Gibraltar Mines Ltd. ("Gibraltar") had notified Boliden Westmin (Canada) Limited ("BWCL") (now a wholly-owned subsidiary of the Company) and others in 2001 about indemnification claims made by Gibraltar pursuant to the asset purchase agreement entered into in 1999, whereby Gibraltar acquired certain assets from BWCL on July 21, 1999. The claims were described as (a) latent tax liabilities estimated to be $3,750,000 relating to an environmental reclamation deposit that was transferred to Gibraltar, (b) potential tax liability estimated to be in excess of $500,000 with respect to an employee severance trust (if this claim is successful, it exposes the Company to further direct liabilities which have not been quantified), and (c) a claim for the potential loss of credits under the British Columbia Mineral Tax Act in the amount of $54,000,000 as a result of alleged delays in signing an election and transfer form.

         In June 2006, Taseko and Gibraltar served a statement of claim on the Company and Boliden Ltd. (former parent corporation of BWCL). In December 2006, the Company filed a statement of defense on its own behalf and on behalf of Boliden Ltd. in accordance with the indemnification obligations pursuant to the share exchange agreement dated July 8, 2004 between the Company and Boliden Ltd. While a final outcome cannot be determined at this early stage, the Company believes at this time that the claims are without substantial merit and that liability, if any, is not likely to have a material effect on the Company's financial position.

         Regarding claim (c) noted above, based on previous correspondence from Taseko and the exclusion of this claim from the statement of claim, the Company believes this claim has been withdrawn.

         d) The Company is also involved in other legal proceedings and claims, which arise in the ordinary course of its business. The Company believes these claims are without merit and is vigorously defending them. In the opinion of the management, the amount of ultimate liability with respect to these actions will not materially affect the financial position, results of operations or cash flow of the Company.

         e) The Company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

         f) Lease Commitments
         The Company is committed to payments for operating leases for business premises and equipment and future minimum lease payments under capital leases as follows:



                                                                                            Operating          Future
                                                                                                Lease   Minimum Lease
       ($000's)                                                                              Payments        Payments
       ---------------------------------------------------------------------------------------------------------------
       2007                                                                                       791             545
       2008                                                                                       641             300
       2009                                                                                       443             146
       2010                                                                                       361             121
       2011                                                                                        34               -
       2012 and thereafter                                                                          -               -
       ---------------------------------------------------------------------------------------------------------------
           Sub-total                                                                            2,270           1,112
       Less: amount representing interest at rates ranging from 4.1% to 9.0%                      N/A            (117)
       ---------------------------------------------------------------------------------------------------------------
                                                                                                2,270             995



21. Segment Information

         The Company operates in the mining industry and has operating mines in Honduras (El Mochito), Chile (El Toqui) and Canada (Myra Falls) and has a mine under development in Canada (Langlois) as well. The Company has three mines which have been closed and are undergoing reclamation, two in Canada (Nanisivik and Bouchard-Hebert) and one in Tunisia (Bougrine). During 2006, the Company disposed of the Canadian Caribou and Restigouche mines which were on care and maintenance at the time of sale. The Company's operations produce a variety of concentrates for sale which are dependant on the particular mineralized deposits at each location and include zinc, copper, lead and gold concentrates some of which also contain silver and gold.

         The accounting policies adopted by these segments are the same as those described in the Summary of Significant Accounting Policies (note 1). The products and services in each of the reportable segments, except for corporate activities, are essentially the same, the reportable segments have been determined at the level where decisions are made on the allocation of resources and capital, and where internal financial statements are available.


Segment Information

For  the Year Ended December 31, 2006
($000's)

---------------------------------------------------------------------------------------------------------------------------------
                      El      El     Myra                                  Bouchard-                          Corporate
 Operating         Mochito  Toqui   Falls   Langlois            Bougrine  Hebert  Nanisivik Caribou              and     Consoli-
 Segment             Mine    Mine    Mine     Mine     Total       Mine     Mine     Mine      Mine     Total   Other     dated
---------------------------------------------------------------------------------------------------------------------------------

Gross sales
  revenue           157,051   99,776  199,758     -     456,585     (52)       -       -       -        (52)    (4,300)  452,233
Treatment and
  marketing
  costs             (40,477) (30,277) (57,161)    -    (127,915)     68        -       -       -         68          -  (127,847)
---------------------------------------------------------------------------------------------------------------------------------
Net revenue         116,574   69,499  142,597     -     328,670      16        -       -       -         16     (4,300)  324,386
Direct operating
  costs             (31,765) (18,941) (83,866)    -    (134,572)      -        -       -       -          -          -  (134,572)
Depreciation and
  depletion          (5,639)  (2,812)  (8,929)    -     (17,380)      -        -       -       -          -       (178)  (17,558)
Reclamation and
  closure costs        (770)    (298)  (1,473) (100)     (2,641)   (208)    (414)   (219)    (241)   (1,082)         -    (3,723)
---------------------------------------------------------------------------------------------------------------------------------
Contribution
  (loss) from
  mining
  activities         78,400   47,448   48,329  (100)    174,077    (192)    (414)   (219)    (241)   (1,066)    (4,478)  168,533
General and
  administrative          -        -        -     -           -       -        -       -        -         -    (14,047)  (14,047)
Interest and
  financing               -        -        -     -           -       -        -       -        -         -     (4,990)   (4,990)
Investment and
  other income            -        -        -     -           -       -        -       -        -         -      8,162     8,162
Loss on gold loan         -        -   (1,232)    -      (1,232)      -        -       -        -         -          -    (1,232)
Foreign exchange
  gain on US
  dollar denominated
  debt                    -        -        -     -           -       -        -       -        -         -        313       313
Other foreign
  exchange loss           -        -        -     -           -       -        -       -        -         -     (1,074)   (1,074)
Exploration
  expenditures       (1,235)  (4,145)    (617)    -      (5,997)   (762)  (3,227)      -        -    (3,989)        13    (9,973)
Other non-
  producing
  property
  income
  (costs)                 -        -        -     -           -    (889)    (781)     81   11,226     9,637        (56)    9,581
Income and
  mining tax
  (provision)
  recovery          (20,365)  (1,781)  26,202 (5,167)    (1,111)      -        -       -        -         -      2,368     1,257
----------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)  56,800   41,522   72,682 (5,267)   165,737  (1,843)  (4,422)   (138)  10,985     4,582    (13,789)  156,530
----------------------------------------------------------------------------------------------------------------------------------
Capital
  expenditures        9,603    8,363   16,596 39,535     74,097       1       (1)      -        -         -      1,556    75,653
Mineral properties
  and fixed assets   21,502   24,669   64,844 89,410    200,425   1,709    2,830   1,218        -     5,757      1,702   207,884
Identifiable
  assets             40,248   51,504  203,110 93,904    388,766   2,201    5,030   2,371       15     9,617    110,910   509,293
---------------------------------------------------------------------------------------------------------------------------------

         Information about major customers - Summary of net revenue from major customers for the year ended December 31, 2006.

-------------------------------------------------------------------------------
Revenue Source                              Revenue Generated From
-------------------------------------------------------------------------------
($000's)                         Myra Falls   El Mochito   El Toqui      Total
-------------------------------------------------------------------------------
Customer 1                          62,635           -       5,037       67,672
Customer 2                          50,905       8,635       1,564       61,104
Customer 3                           7,946       1,593      24,236       33,775
-------------------------------------------------------------------------------



Segment Information

For  the Year Ended December 31, 2005
($000's) (restated - see note 2)

----------------------------------------------------------------------------------------------------------------------------------
                  El       El      Myra     Bouchard-
Operating       Mochito   Toqui   Falls      Hebert    Bougrine            Langlois  Nanisivi  Caribou         Corporate Consoli-
Segment          Mine      Mine    Mine       Mine      Mine       Total     Mine      Mine      Mine   Total  and Other   dated
----------------------------------------------------------------------------------------------------------------------------------
Gross sales
  revenue         85,418   49,634   113,725    25,129    41,976   315,882     -         -          -       -    (2,917)  312,965
Treatment and
  marketing
  costs          (29,439) (18,989)  (34,674)   (6,853)  (15,436) (105,391)    -         -          -       -         -  (105,391)
----------------------------------------------------------------------------------------------------------------------------------
Net revenue       55,979   30,645    79,051    18,276    26,540   210,491     -         -          -       -    (2,917)  207,574
Direct operating
  costs          (29,814) (22,197)  (67,125)  (10,334)  (14,827) (144,297)    -         -          -       -         -  (144,297)
Depreciation and
  depletion       (5,711)  (3,041)   (8,135)     (603)   (3,895)  (21,385)    -         -          -       -      (180)  (21,565)
Reclamation
  and closure
  costs             (648)    (295)   (1,371)     (283)     (432)   (3,029)  (92)   (8,578)      (394) (9,064)        -   (12,093)
----------------------------------------------------------------------------------------------------------------------------------
Contribution
  (loss) from
  mining
  activities      19,806    5,112     2,420     7,056     7,386    41,780   (92)   (8,578)      (394) (9,064)   (3,097)   29,619
General and
  administrative       -        -         -         -         -         -     -         -          -       -    (9,475)   (9,475)
Interest and
  financing            -        -         -         -         -         -     -         -          -       -    (1,284)   (1,284)
Investment and
  other income         -        -         -         -         -         -     -         -          -       -     2,595     2,595
Loss on
  gold loan            -        -    (1,787)        -         -    (1,787)    -         -          -       -         -    (1,787)
Foreign exchange
  gain on US
  dollar denominated
  debt                 -        -         -         -         -         -     -         -          -       -       492       492
Other foreign
  exchange loss        -        -         -         -         -         -     -         -          -       -      (294)     (294)
Exploration
  expenditures      (229)  (1,904)        -      (795)        -    (2,928)    -         -          -       -        13    (2,915)
Write-down of
  mineral
  properties and
  fixed assets      (187)       -         -         -         -      (187)    -      (692)         -    (692)        -      (879)
Other non-
  producing
  property costs       -        -         -    (3,468)     (778)   (4,246) (466)   (2,526)    (1,813) (4,805)       16    (9,035)
Income and
  mining tax
  (provision)
  recovery         5,453    1,003      (105)     (248)        -     6,103    27        72          -      99       784     6,986
----------------------------------------------------------------------------------------------------------------------------------
Net earnings
  (loss)          24,843    4,211       528     2,545     6,608    38,735  (531)  (11,724)   (2,207) (14,462)  (10,250)   14,023
----------------------------------------------------------------------------------------------------------------------------------
Capital
  expenditures     7,974    5,191    17,795       311        68    31,339  5,216      (30)        -    5,186        58    36,583
Mineral
  properties and
  fixed assets    16,931   20,445    55,920     3,504     2,530    99,330 49,287     1,620        -   50,907       400   150,637
Identifiable
  assets          37,218   36,313   168,138     4,373     6,294   252,336 51,492     3,622    1,227   56,341    33,949   342,626
----------------------------------------------------------------------------------------------------------------------------------

Capital expenditures for the Myra Falls mine include fixed assets purchased through capital leases of $984,000.

         Information about major customers - Summary of net revenue from major customers for the year ended December 31, 2005.

-------------------------------------------------------------------------------
Revenue Source                           Revenue Generated From
-------------------------------------------------------------------------------
($000's)          Myra Falls   El Mochito    El Toqui     Bougrine     Total
-------------------------------------------------------------------------------
Customer 1            37,959           -          -            -      37,959
Customer 2                 -       6,707      15,162       6,443      28,312
Customer 3             2,952      18,088       3,239       3,312      27,591
Customer 4             4,786      19,604           -           -      24,390
-------------------------------------------------------------------------------

Segment Information

For  the Year Ended December 31, 2004
($000's)
(restated - see note 2)




----------------------------------------------------------------------------------------------------------------------------------
                  El       El      Myra     Bouchard-
Operating       Mochito   Toqui   Falls      Hebert    Bougrine            Langlois  Nanisivi  Caribou         Corporate Consoli-
Segment          Mine      Mine    Mine       Mine      Mine       Total     Mine      Mine      Mine   Total  and Other    dated
----------------------------------------------------------------------------------------------------------------------------------
Gross sales
  revenue         62,005   38,670    18,012    88,112    33,449   240,248      -        -          -       -        51   240,299
Treatment and
  marketing
  costs          (21,547) (15,463)   (6,262)  (25,937)  (12,647)  (81,856)     -        -          -       -         -   (81,856)
----------------------------------------------------------------------------------------------------------------------------------
Net revenue       40,458   23,207    11,750    62,175    20,802   158,392      -        -          -       -        51   158,443
Direct operating
  costs          (25,684) (13,589)  (13,007)  (32,034)  (17,608) (101,922)     -        -          -       -         -  (101,922)
Depreciation and
  depletion       (3,599)  (2,051)   (3,290)   (5,555)   (7,715)  (22,210)    (2)       -          -      (2)     (875)  (23,087)
Reclamation
  and closure
  costs             (605)    (294)     (542)   (1,625)     (664)   (3,730)   (86)    (715)      (365) (1,166)        -    (4,896)
----------------------------------------------------------------------------------------------------------------------------------
Contribution
  (loss) from
  mining
  activities      10,570    7,273    (5,089)   22,961    (5,185)   30,530    (88)    (715)      (365)  (1,168)     824    28,538
General and
administrative         -        -         -         -         -         -      -        -          -       -  (10,812)   (10,812)
Interest and
  financing            -        -         -         -         -         -      -        -          -       -     (509)      (509)
Investment and
  other income         -        -         -         -         -         -      -        -          -       -       843       843
Foreign exchange
  gain on US
  dollar denominated
   debt                -        -         -         -         -         -      -        -          -       -      (431)     (431)
Other foreign
  exchange loss        -        -         -         -         -         -      -        -          -       -    (1,809)   (1,809)
Exploration
  expenditures      (109)  (2,415)        -      (842)        -    (3,366)    86        -          -      86     1,183    (2,097)
Write-down of
  mineral
  properties and
  fixed assets         -        -         -         -         -         -      -        -          -       -    (1,178)   (1,178)
Other non-
  producing
  property costs       -        -         -         -         -         -   (108)  (6,834)    (1,641) (8,583)      (55)   (8,638)
Income and
  mining tax
  (provision)
  recovery           (91)       -         -    (1,234)        -    (1,325)    11        -          -      11       743      (571)
----------------------------------------------------------------------------------------------------------------------------------
Net earnings
  (loss)          10,370    4,858    (5,089)   20,885    (5,185)   25,839    (99)  (7.549)    (2,006) (9,654)  (12,849)    3,336
----------------------------------------------------------------------------------------------------------------------------------
Capital
  expenditures     6,653    8,566     3,997       377       428    20,021  4,094     (200)         -   3,894     1,678    25,593
Mineral
  properties and
  fixed assets    15,796   19,720    46,853     5,017     4,687    92,073 43,938    2,342          -  46,280       505   138,858
Identifiable
  assets          37,883   35,747    97,825    14,213    16,320   201,988 45,691    6,954      1,210  53,855    17,415   273,258
----------------------------------------------------------------------------------------------------------------------------------


      Information about major customers - Summary of net revenue from major customers for the year ended December 31, 2004.

---------------- --------------------------------------------------------------
Revenue Source                           Revenue Generated From
------------ ------------------------------------------------------------------
               Myra          Bouchard-   El           El
 ($000's)      Falls         Hebert      Mochito     Toqui  Bougrine   Total
------------ ------------- ----------- ---------- -------- ---------- ---------
Customer 1          -        53,966         -          -         -    53,966
Customer 2      3,099             -     13,290     5,099     1,819    23,307
------------ ------------- ----------- ---------- -------- ---------- ---------



22. Analysis of Changes in Non-Cash Working Capital Items

      ($000's)                                             2006        2005        2004
   --------------------------------------------------------------------------------------

      Accounts receivable - concentrate                 (8,187)      3,161        3,693
      Other receivables                                 (3,307)     (2,881)        (282)
      Concentrate inventory                              4,228       8,590      (31,784)
      Materials and supplies inventory                  (1,478)      2,048        2,251
      Prepaid expenses and other current assets             82       1,308       (2,358)
      Accounts payable and accrued liabilities          10,070      (2,205)       1,437
      Provisional payments for concentrate inventory
        shipped and not priced                           9,471      (8,220)      21,779
      Income and mining taxes payable                    9,580        (277)         189
   --------------------------------------------------------------------------------------
                                                        20,459       1,524       (5,075)


23. Earnings per Common Share

         Basic earnings per Common Share ("EPS") has been calculated using the weighted-average number of shares outstanding during the year. The calculation of diluted earnings per Common Share has been computed using the treasury stock method which assumes that options and warrants with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the period, or time of issue. In applying the treasury stock method, options and warrants with an exercise price greater than the average quoted market price of the Common Shares are not included in the calculation of diluted earnings per Common Share as the effect is anti-dilutive. The average quoted market price of the Common Shares during 2006 was $1.30 (2005 - $0.48; 2004 - $0.53).


                                                                                            2006          2005           2004
   ---------------------------------------------------------------------------------------------------------------------------
                                                                                                   (restated -    (restated -
                                                                                                   see note 2)    see note 2)
   Basic earnings per Common Share                                                         $0.41         $0.04          $0.01
   Diluted earnings per Common Share                                                       $0.37         $0.04          $0.01

   Basic weighted-average number of Common Shares outstanding (000's)                    383,748       369,190        353,508
   Incremental Common Shares on assumed exercise of options and warrants (000's)         37,757        20,300         23,292
   ---------------------------------------------------------------------------------------------------------------------------
   Weighted-average number of Common Shares used for diluted earnings per Common
     Share (000's)                                                                       421,505       389,490        376,800



24. Subsequent Event

         On March 2, 2007, Dundee exercised 15,400,705 warrants to purchase 15,400,705 Common Shares at $0.20 per Common Share (note 14(b)). On March 14, 2007, Dundee exercised 15,400,705 warrants to purchase 15,400,705 Common Shares at $0.20 per Common Share (note 14(b)).

25. Reconciliation with United States Generally Accepted Accounting Principles

         The consolidated financial statements of the Company have been prepared in accordance with Cdn. GAAP which are different in some respects from those applicable in the United States of America ("U.S. GAAP") and from practices prescribed by the United States Securities and Exchange Commission ("SEC").

         Variations between balance sheet items and statements of operations items as shown in the consolidated financial statements under Cdn. GAAP and the amounts determined using U.S. GAAP are as follows:

Consolidated Balance Sheets

(Expressed in thousands of Canadian dollars)



                                        As at December 31, 2006                           As at December 31, 2005
-------------------------------------------------------------------------------------------------------------------------------
                                                                                            (restated - note 2)

                                                         Note 25                                          Note 25
                                 Cdn. GAAP  Adjustments  Reference   U.S. GAAP   Cdn. GAAP  Adjustments   Reference   U.S. GAAP
-------------------------------------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents          81,412            -                81,412       18,749       (7,406)          (c)       11,343
Restricted cash                     1,178            -                 1,178        3,929        7,406           (c)       11,335
Short-term investments              4,120          983        (d)      5,103        2,523          203           (d)        2,726
Concentrate inventory              43,686        6,452        (b)     50,138       47,501            -                     47,501
Other current assets               67,041            -                67,041       44,235            -                     44,235
Mineral properties and fixed
  assets                          207,884       (6,136)       (b)    199,960      150,637         (735)          (e)      148,444
                                                  (592)       (e)                               (1,458)          (f)
                                                (1,196)       (f)
Long-term investments              14,704       20,273        (g)     34,977        5,615         (412)          (g)        5,203
Other long-term assets             89,268            -                89,268       69,437            -                     69,437
Intangible assets                       -            -                     -            -        1,296           (h)        1,296
-------------------------------------------------------------------------------------------------------------------------------
                                  509,293       19,784               529,077      342,626       (1,106)                   341,520
-------------------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders'
Equity
Accounts payable and accrued
  liabilities                      43,128            -                43,128       32,797          940           (c)       33,737
Other current liabilities          44,480            -                44,480       39,721            -                     39,721
Employee future benefits            4,493        3,761        (h)      8,254        5,379        7,114           (h)       12,493
Other long-term liabilities       108,639            -               108,639      116,514            -                    116,514
Capital stock                     167,093      169,628        (a)    321,177      335,512       (1,082)          (c)      319,794
                                                (1,082)       (c)                              (14,206)          (e)
                                               (14,206)       (e)                                 (430)       (i(1))
                                                  (458)    (i(1))
                                                    (2)    (i(1))
                                                    48     (i(2))
                                                   156     (i(3))
Warrants                            8,561            -                 8,561        8,561            -                      8,561
Contributed surplus                   793        3,300        (a)      3,959        3,300          (28)       (i(1))        3,476
                                                  (134)    (i(1))                                   48        (i(2))
                                                                                                   156        (i(3))

Retained earnings (deficit)       139,795     (172,928)       (a)     (7,224)    (189,663)         142           (c)     (177,666)
                                                   316        (b)                               13,471           (e)
                                                 1,082        (c)                               (1,458)          (f)
                                                   (17)       (d)                                 (412)          (g)
                                                13,614        (e)                                  458        (i(1))
                                                (1,196)       (f)                                  (48)       (i(2))
                                                11,720        (g)                                 (156)       (i(3))
                                                   458     (i(1))
                                                   136     (i(1))
                                                   (48)    (i(2))
                                                  (156)    (i(3))
Cumulative translation
  adjustments                      (7,689)       7,689        (j)          -       (9,495)       9,495           (j)            -
Accumulated other
  comprehensive income                  -        1,000        (d)     (1,897)           -          203          (d)       (15,110)
                                                 8,553        (g)
                                                (3,761)       (h)                               (5,818)         (h)
                                                (7,689)       (j)                               (9,495)         (j)
---------------------------------------------------------------------------------------------------------------------------------
                                  509,293       19,784               529,077      342,626       (1,106)                   341,520
---------------------------------------------------------------------------------------------------------------------------------


Consolidated Statements of Operations



(Expressed in thousands of Canadian dollars, except for per share
information)                                                              2006         2005         2004
----------------------------------------------------------------------------------------------------------
                                                                                  (restated -  (restated -
                                                                                     note 2)      note 2)
Net earnings as shown in the consolidated financial
    statements under Cdn. GAAP                                         156,530       14,023        3,336
Additional (expense) income:
Adjustment to recognize revenue net of costs at Langlois mine (b)          349            -            -
Adjustment for depreciation and depletion at Langlois mine (b)             (33)           -            -
Adjustment relating to flow-through shares (c)                             940          142            -
Adjustment to mark-to-market short-term investments (d)                    (17)           -            -
Adjustment to depletion in connection with shares
    issued to promoters or shareholders (e)                                143          293          261
Adjustment relating to depreciation and depletion (f)                      262          404          268
Adjustment to mark-to-market long-term investments (g)                       -       (2,852)           -
Adjustment to mark-to-market embedded option in long-term               12,132            -        2,348
    investments (g)
Adjustment  for interest on long-term investments (g)                        -            -           92
Adjustment stock-based compensation (i(1))                                 136            -            -
----------------------------------------------------------------------------------------------------------
Net earnings (loss) under U.S. GAAP                                    170,442       12,010        6,305
----------------------------------------------------------------------------------------------------------

Basic earnings (loss) per share under U.S. GAAP                           $0.44      ($0.03)        $0.02
Diluted earnings per share under U.S. GAAP                                $0.40       $0.03         $0.02
Effect of U.S. GAAP adjustments on basic earnings (loss) per share        $0.07      ($0.01)        $0.01




Consolidated Statements of Operations Presentation
         Under U.S. GAAP, the measure "Contribution from mining activities" is not a recognized term and would therefore not be presented. "Contribution from mining activities" when adjusted for the items in the table below is comparable to the terminology "Earnings from operations" under U.S. GAAP.

         The following table reconciles "Contribution from mining activities under Cdn. GAAP" to "Earnings from operations under U.S. GAAP".


(Expressed in thousands of Canadian dollars)                              2006             2005             2004
-----------------------------------------------------------------------------------------------------------------
                                                                                    (restated -      (restated -
                                                                                        note 2)          note 2)

Contribution from mining activities under Cdn. GAAP                    168,533           29,619           28,538
General and administrative                                             (14,047)          (9,475)         (10,812)
Exploration costs                                                       (9,973)          (2,915)          (2,097)
Write-down of mineral properties and fixed assets                            -             (879)          (1,178)
Other non-producing property income (costs)                              9,581           (9,035)          (8,638)
Aggregate adjustments for U.S. GAAP (excluding adjustment
  relating to flow-through shares                                       12,972           (2,155)           2,969
-----------------------------------------------------------------------------------------------------------------
Earnings from operations under U.S. GAAP                               167,066            5,160            8,782


         For U.S. GAAP purposes, the components of non-operating income (loss) are as follows:


(Expressed in thousands of Canadian dollars)                                2006             2005         2004
---------------------------------------------------------------------------------------------------------------
Interest and financing                                                    (4,990)        (1,284)           (509)
Investment and other income                                                8,162          2,595             843
Loss on gold loan                                                         (1,232)        (1,787)              -
Foreign exchange gain (loss)                                                (761)           198          (2,240)
Adjustment relating to flow-through shares (c)                               940            142               -
----------------------------------------------------------------------------------------------------------------
Non-operating income (loss) for U.S. GAAP                                  2,119           (136)         (1,906)


         The following table reconciles "Net earnings under U.S. GAAP" to "Comprehensive income under U.S. GAAP".


    (Expressed in thousands of Canadian dollars)                                     2006           2005          2004
  ---------------------------------------------------------------------------------------------------------------------
                                                                                             (restated -   (restated -
                                                                                                 note 2)       note 2)
    Net earnings  under U.S. GAAP                                                 170,442         12,010         6,305
    Adjustment relating to unrealized gains on short-term investments (d)           1,000            203         1,253
    Adjustment relating to unrealized gains on long-term investments (g)            8,553              -             -
    Change in cumulative translation adjustment account (j)                         1,806         (2,289)       (4,817)
    Adjustment to recognise  pension and other post-retirement
      liabilities (h)                                                                   -         (5,818)         (510)
  ----------------------------------------------------------------------------------------------------------------------
    Comprehensive income under U.S. GAAP                                          181,801          4,106         2,231




         There are no differences in cash flow provided from operating activities, financing activities and investing activities as presented in the statements of cash flow under Cdn. and U.S. GAAP except as follows. Under U.S. GAAP the determination of cash provided from operating activities would reflect the net earnings (loss) under U.S. GAAP (as opposed to Cdn. GAAP) with appropriate adjustments to non-cash items and non-cash working capital items with respect to adjustments disclosed in the balance sheet and statement of operations schedules above to arrive at the same cash flow from operating activities amount under both Cdn. and U.S. GAAP. Also, the sub-total within the caption "Non-cash items" under "Operating Activities" is not permitted; therefore the reader should disregard the sub-total of ($7,977,000), $31,137,000 and $32,612,000 for 2006, 2005 and 2004, respectively for U.S. GAAP purposes. As well, changes in restricted cash would be shown as an investing activity rather than a financing activity.

Differences between Cdn. GAAP and U.S. GAAP
a)       Reduction in share capital
         Under Cdn. GAAP, a company is permitted to eliminate or reduce its deficit against contributed surplus and share capital. The Company reduced its deficit by $172,928,000, which was equal to the accumulated deficit as at December 31, 2005 prior to the change in accounting policy (note 2). Also, capital stock was reduced by $169,628,000 and contributed surplus was reduced by $3,300,000. For U.S. GAAP purposes the elimination of the deficit was reversed as this is not permitted under U.S. GAAP.

b)       Langlois mine
         Under Cdn. GAAP, the Langlois mine is considered to be in preproduction and all costs and revenue were capitalized. For U.S. GAAP, the Langlois mine is deemed to be in commercial production on the commencement of milling operations which was in November 2006. Accordingly, for U.S. GAAP, mineral properties and fixed assets decreased by $6,136,000, concentrate inventory increased by $6,452,000, and net income increased by $316,000.

c)       Flow-through shares
         Under Canadian income tax legislation, a company is permitted to issue flow-through shares whereby the company agrees to incur qualifying expenditures and provide the related income tax deductions to investors. The Company has accounted for the issue of flow-through shares using the deferral method in accordance with Cdn. GAAP. At the time of issue, the funds received were recorded as share capital. When the Company renounced its rights to the related tax deductions, the resulting deferred future income tax liability ("DFITL") was debited to share capital. Prior to 2004, Canadian GAAP did not require the DFITL to be charged to share capital. For U.S. GAAP, the premium paid in excess of the market value of $Nil (2005 - $940,000) was credited to accounts payable and accrued liabilities and is included in income upon the renunciation of the deductions and the related DFITL was charged to income. Qualifying expenditures were incurred in 2006 of $6,955,000 (2005 - $451,000) relating to the 2005 flow-through shares and the premium of $940,000 (2005 - $142,000; 2004 - $Nil) was recorded in earnings in 2006. The flow-through funds, which are equivalent to the total unexpended proceeds of $Nil (2005 - $7,406,000), was considered to be restricted and was not considered to be cash or cash equivalents under U.S. GAAP.

d)       Short-term investments
         Under Cdn. GAAP, short-term investments are recorded at the lower of cost and quoted market value. Under U.S. GAAP, short-term investments classified as held-for-trading and available-for-sale securities are recorded at fair value with unrealized gains and losses recorded through earnings and other comprehensive income, respectively. For U.S. GAAP, short-term investments are increased by $983,000 (2005 - $203,000), unrealized loss of $17,000 (2005 and 2004 - $Nil) is recorded to income and unrealized gain of $1,000,000 (2005
- $203,000; 2004 - $1,253,000) is recorded in comprehensive income.

e) Transfer of non-monetary assets from promoters or shareholders in exchange for shares
         Under Cdn. GAAP, non-monetary assets acquired in exchange for Common Shares of the Company should be valued at the fair value of the consideration given, unless the fair value of the consideration given is not clearly evident, in which case the acquisition should be accounted for at the fair value of the net assets acquired.

         The SEC's interpretative response to U.S. Accounting Principles Board Opinion No. 29 requires that non-monetary assets transferred from promoters or shareholders in exchange for Common Shares of the Company be recorded at the transferor's historical cost. For U.S. GAAP, mineral properties were reduced by $592,000 (2005 - $735,000), retained earnings was increased by $13,614,000
(2005 - $13,471,000), capital stock was reduced by $14,206,000 (2005 -
$14,206,000) and income was increased by $143,000 (2005 - $293,000; 2004 -
$261,000).

f)       Write-down of mineral properties and fixed assets
         Following an evaluation of the Company's mineral properties and fixed assets on the basis set out in note 1, the Company has determined that no write-down is required as a result of applying SFAS 144, "Accounting for the Impairment or Disposal of Long-lived Assets". In 2002, management determined that certain mineral properties were impaired and as a result recorded an asset impairment charge. A difference between Cdn. and U.S. GAAP arose as under U.S. GAAP, the impairment charge is based on discounted future cash flow whereas under Cdn. GAAP at the time, future cash flow from properties were not discounted in determining the magnitude of an impairment. As a result, the difference in the impairment charge was $2,287,000. Accordingly, under U.S. GAAP, depreciation and depletion would be reduced in 2006 by $262,000 (2005 - $404,000; 2004 - $268,000).

g)         Long-term investments
           For Cdn. GAAP, long-term investments are recorded at cost, net of any impairment in value. In 2006 and 2004, the long-term investments were classified as available for sale and under US GAAP, the Company recorded a mark-to-market gain on the long-term investments of $20,685,000 (2004 - $2,348,000). The mark-to-market gain includes $12,132,000 for the valuation of the conversion rights which is recorded through earnings, and $8,553,000 (2004
- $2,348,000) for the increase in fair value of the debentures which is recorded in other comprehensive income. Interest income on the debenture of $Nil (2004 - $92,000) is recorded in earnings. Under U.S. GAAP, in 2005, the long-term investment was classified as a trading security and the Company recorded a mark-to-market loss of $2,852,000 in accordance with SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities" which required that unrealized holding gains and losses on trading securities be recognized in earnings.

h)       Pension and other post-retirement liabilities
         FAS 158 "Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans" issued in September 2006, requires recognition of the funded status of a benefit plan on the balance sheet, measured as the difference between plan assets at fair value and the benefit obligation. For a pension plan, the benefit obligation is the projected benefit obligation; for any other post-retirement benefit plan, the benefit obligation is the accumulated post-retirement benefit obligation. FAS 158 also requires recognition, as a component of other comprehensive income, net of tax, of the gains or losses and prior service costs or credits that arise during the period but are not recorded as components of net periodic benefit cost. Amounts recorded in accumulated other comprehensive income are adjusted as they are subsequently recorded as components of net periodic cost. Prior to September 2006, under U.S. GAAP, if the accumulated pension plan benefit obligation, which is the same as the accrued benefit obligation, exceeded the market value of plan assets, a minimum pension liability for the excess was recognized to the extent that the liability recorded in the balance sheet was less than the minimum liability. Any portion of the additional liability that related to unrecognized prior service cost was recognized as an intangible asset while the remainder was charged to "Other comprehensive income". Cdn. GAAP does not require the Company to record a minimum pension liability and does not have the concept of "Other comprehensive income". In 2006, the Company recorded an additional pension liability of $3,761,000 to recognize the underfunded status of the plan. In 2005, the Company recorded a minimum pension liability of $7,114,000, and a loss charged to "Other comprehensive income" of $5,818,000 (2004 - $510,000). In 2005, an unrecognized prior service cost of $1,296,000 was also recorded and classified as "Intangible asset" on the U.S. GAAP balance sheet.

i)       Stock-based compensation
         Under both Cdn. and U.S. GAAP, effective January 1, 2004, the Company began to record an expense for employee stock-based compensation using the fair value based method in accordance with the transitional provisions of Section 3870 and SFAS 123 as amended by SFAS 148.

         (1) As a result of applying the modified prospective method for U.S. GAAP, the stock-based compensation recognized under Cdn. GAAP prior to 2004 of $458,000 has been reversed against contributed surplus by

              $410,000 and capital stock by $48,000 as, under U.S. GAAP, recognition is not required for options granted before January 1, 2004. In 2006, the value of options exercised of $28,000 (2005 - $382,000) was transferred from contributed surplus to capital stock. As permitted under Cdn. GAAP the Company chooses not to estimate forfeitures at the grant date when calculating the stock-based compensation expense. For U.S. GAAP an estimated forfeiture of 10.9% was used to calculate the stock-based compensation expense. Accordingly, the Company recorded an increase in earnings of $136,000 (2005 and 2004 - $Nil), a reduction of contributed surplus of $134,000 (2005 - $Nil) and a reduction of capital stock of $2,000 (2005 -$Nil). The fair value at grant date of stock options is estimated using the Black-Scholes option-pricing model. Compensation expense is recognized over the stock option vesting period

         (2) Under U.S. GAAP, options granted to non-employees would be fair valued and accounted as compensation expense. Under present Cdn. GAAP, effective January 1, 2002, options can be valued under either the intrinsic value method or the fair value method. In accordance with Cdn. GAAP in effect prior to January 1, 2002, the Company did not recognize compensation expense for options granted to non-employees. For purposes of determining the compensation expense under U.S. GAAP, the fair value of the options of $48,000 was estimated on the balance sheet date using Black-Scholes option-pricing model.

         (3) During 2001, as part of an employment agreement with a former senior personnel, the Company had granted stock options to this individual, which fully vested on the date of the grant. The Company accounted for the options in accordance with the Company's Accounting Policy for stock options at that time. Under U.S. GAAP the direct award of the stock was accounted for at the fair value of $156,000 on the date of the award using Black-Scholes option-pricing model.

j)       Cumulative translation adjustment account
         Under Cdn. GAAP, the unrealized translation gains and losses on the Company's net investment in self-sustaining operations translated using the current rate method accumulate in a separate component of shareholders' equity described as "Cumulative translation adjustment" on the consolidated balance sheet. Under U.S. GAAP, these unrealized foreign exchange gains and losses would not accumulate in a separate component of shareholders' equity but rather as an adjustment to other comprehensive income.

k)       Accounts payable and accrued liabilities
         Included in accounts payable and accrued liabilities under U.S. GAAP are amounts for accounts payable and accrued expenses, respectively, as follows:

 ($000's)                                                     2006    2005
---------------------------------------------------------------------------
Accounts payable                                            24,105  16,266
Payroll and severance accrual                                8,462   8,129
Interest payable                                             4,511     764
Mark-to-market of metal forward sale and call options            -   3,552
Premium paid on flow-through shares                              -     940
Other accruals                                               6,050   4,086
---------------------------------------------------------------------------
                                                            43,128  33,737

l)       Comprehensive income (loss)
         Under SFAS No. 130, "Reporting Comprehensive Income", all components of comprehensive income (loss) are to be reported in the period in which they are recognized. An entity must classify items of other comprehensive income by their nature in a financial statement and disclose the accumulated balance of other comprehensive income separately from retained earnings (deficit) and additional paid in capital. The accumulated comprehensive loss for 2006 is $1,897,000 (2005 - $15,110,000) and the other comprehensive income for 2006 is $181,801,000 (2005 - $4,106,000; 2004 - $2,231,000).

         Effective January 1, 2007 Cdn. GAAP under S1530 will adopt a similar standard to SFAS No. 130, see note 1.

m)       Income and mining taxes
         For Cdn. GAAP the income tax valuation allowance applied to deferred tax assets is $226,417,000. Under U.S. GAAP the tax effect of the changes to earnings reduces the income tax valuation allowance by $5,030,000 (2005 - $Nil) to $221,387,000.

n)       Recent accounting pronouncements

         U.S. Standards
         --------------
         FIN 48, "Accounting for Uncertainty in Income Taxes", clarifies accounting for income taxes by prescribing a minimum recognition threshold a tax benefit is required to meet before being recognized. A company would be required to recognize the best estimate of a tax position if that position is more likely than not of being sustained upon examination, based solely on the technical merits of the position. This change is effective beginning in 2007. The Company has not yet determined the impact of adopting FIN 48.

         SFAS 157, "Fair Value Measurements" ("FAS 157") issued in September 2006 defines fair value, establishes a framework for measuring fair value of assets and liabilities, and expands disclosures about fair value measurements. FAS 157 applies whenever other standards require or permit assets or liabilities to be measured at fair value. FAS 157 does not expand the use of fair value in any new circumstances. FAS 157 is effective for fiscal years beginning after November 15, 2007 and should be applied prospectively. The Company has not yet determined the impact of adopting SFAS 157.

                                                                  Document No. 3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This management's discussion and analysis of financial condition and results of operations ("MD&A") of Breakwater Resources Ltd. (the "Company") should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2006, and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Unless otherwise indicated, this MD&A has been prepared as of March 21, 2007. The reporting currency is Canadian dollars and all amounts disclosed are in Canadian dollars unless otherwise indicated. Unless the context indicates otherwise, a reference to the "Company" in this MD&A means Breakwater Resources Ltd. and its subsidiaries and other entities owned or controlled, directly or indirectly, by the Company.

The Company is a mining, exploration and development company which produces zinc, copper, lead and gold concentrates. During 2006, the Company's concentrate production was derived from mines located in Canada, Chile and Honduras. The Company also owns base metal and gold exploration properties in Canada, Honduras, Tunisia and Chile. The Bouchard-Hebert mine, located in Canada, was closed in February 2005 and the Bougrine mine, located in Tunisia, was closed in September 2005. Both the Bouchard-Hebert and the Bougrine mines were closed due to the depletion of mineral reserves. The closure of the Bouchard-Hebert and Bougrine mines in 2005 affect all aspects of the Company's financial results which makes comparisons between years difficult.

HIGHLIGHTS

o The Company realized net earnings of $156.5 million or $0.41 per share in 2006 compared with $14.0 million or $0.04 per share in 2005, a $142.5 million increase
o The contribution from mining activities was $168.5 million in 2006 compared with $29.6 million in 2005
o Net cash provided by operating activities increased by $139.8 million to $158.5 million in 2006 and was primarily used for $75.7 million of capital expenditures and $16.6 million of debt repayment
o At December 31, 2006, cash and cash equivalents were $81.4 million and total debt was $2.7 million
o Gross sales revenue increased by 44.5% to $452.2 million in 2006 from $313.0 million in 2005
o Development of the Langlois mine is on track to commence commercial production by mid-2007
o Mineral reserves at Langlois increased by 10% and mineral resources increased by 14% through the addition of the Grevet B deposit
o Exploration success at Langlois prompted the Company to stake an additional 4,000 hectares surrounding the Company's land package
o Development of El Toqui's Concordia deposit is on track and production is anticipated by mid-2007
o On the Coulon joint venture with Virginia Mines Inc., exploration carried out during 2006 led to the discovery of two new significant polymetallic lenses, bringing the total known lenses to five, and confirmed the vertical continuity of lens 9-25 to a depth of 365 metres

Reserves and Resources

On February 22, 2007, the Company released its 2006 mineral reserve and mineral resource statement to the public. References in this MD&A to 2006 mineral reserves and resources should be read in conjunction with that news release.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as at December 31, 2006.

OUTLOOK

In 2007, the Company plans to:

o Invest in capital projects to increase the productivity, efficiency and effectiveness of the Company's operations
o    Substantially increase the investment in overall exploration
o Advance mine exploration and development to significantly increase reserves and resources, both quantitatively and qualitatively, specifically at Langlois and El Toqui
o    Commence commercial production at the Langlois mine and Concordia deposit
o    Acquire value added projects or assets

The Company's projected payable metals production for 2007 is:

-----------------------------------
      Zinc          121,700 tonnes
    Copper            8,000 tonnes
      Lead           12,500 tonnes
    Silver        2,002,000 ounces
      Gold           43,000 ounces
-----------------------------------

These projections are based on the following:

                                                                                           All
                              Myra Falls      El Mochito       El Toqui     Langlois(1)    Operations
------------------------------------------------------------------------------------------------------
Ore Milled (tonnes)              856,000         607,000        537,000         394,000     2,394,000
   Zinc (%)                          5.9             5.9            6.8             9.0           6.6
   Copper (%)                        1.0             n/a            n/a             0.5           n/a
   Lead (%)                          0.5             1.9            0.7             n/a           n/a
   Gold (g/t)                        1.3             n/a            2.2             n/a           n/a
   Silver (g/t)                     48.2            84.6           18.6             n/a           n/a
------------------------------------------------------------------------------------------------------

Payable Metal
   Zinc (tonnes)                  38,100          27,500         27,800          28,300       121,700
   Copper (tonnes)                 6,700             n/a            n/a           1,300         8,000
   Lead (tonnes)                     900           8,900          2,700             n/a        12,500
   Silver (ounces)               659,000       1,121,000        101,000         121,000     2,002,000
   Gold (ounces)                  17,000             n/a         26,000             n/a        43,000


(1) Includes both pre-production and commercial production at Langlois.

Capital Expenditures

Capital expenditures for the Company's operations are planned to be $94.3 million in 2007. Of this amount, the bulk of funds are related to the development of Langlois and the satellite Grevet B deposit, improvements to the El Mochito and Myra Falls' mines and upgrading mobile equipment at all the operations.

Capital Expenditures          2007 Projection
 ($ millions)
------------------------------------------------
Myra Falls                          18.7
El Mochito                          21.5
El Toqui                            14.8
Langlois                            39.3
------------------------------------------------
Total Capital                       94.3

Exploration

It is expected that the Company will spend $27.0 million on exploration expenditures in 2007 with the objective of substantially increasing the proven and probable mineral reserves at Langlois and El Toqui and the mineral resources (both measured and indicated and inferred) at El Mochito and Myra Falls as well as advancing a number of greenfield exploration targets. The breakdown of exploration expenditures is set forth in the following table.

($ millions)
---------------------------------------------------
El Toqui                                  10.7
Langlois                                   6.2
Myra Falls                                 3.7
El Mochito                                 3.2
Tunisia                                    0.5
Bouchard-Hebert                            0.2
Others                                     2.5
---------------------------------------------------
Exploration Expenditures                  27.0

Reclamation Expenditures

Cash required for reclamation work in 2007 is expected to be $5.6 million, significantly less than in 2006 as the bulk of the work at the Company's closed sites has been completed.

SENSITIVITY TO METAL PRICES, ZINC SMELTER TREATMENT CHARGES AND EXCHANGE RATES

The Company's cash flow and net earnings are sensitive to the price of zinc, smelter treatment charges for zinc and the US$/C$ exchange rate. The following table provides the Company's estimates of the sensitivity of cash flow to changes in the various metal prices, smelter treatment charges for zinc and US$/C$ exchange rate movements based on projections for 2007. The Company's projection for 2007 is based on a US$/C$ exchange rate of $0.91/$1.00. The sensitivity table assumes that all other prices and/or the exchange rate are held constant.

      Variable                                    Change         Sensitivity
                                                                    ($000's)
      -----------------------------------------------------------------------
      Zinc                                 US$0.01/pound               2,100
      Lead                                 US$0.01/pound                 200
      Copper                               US$0.01/pound                 200
      Silver                               US$0.10/ounce                 200
      Gold                                   US$10/ounce                 400
      Exchange rate                       US$0.01/C$1.00               3,300
      Zinc smelter treatment charges                  5%               3,800

SELECTED ANNUAL INFORMATION


Statement of Operations and Retained Earnings (Deficit) and             Years ended December 31,
Statement of Cash Flow Data
--------------------------------------------------------------------------------------------------------
($ millions except for share and per share numbers)                     2006         2005          2004
--------------------------------------------------------------------------------------------------------
Gross sales revenue                                                    452.2        313.0         240.3
Treatment and marketing costs                                          127.8        105.4          81.9
Net revenue                                                            324.4        207.6         158.4
Total operating costs                                                  155.9        178.0         129.9
Contribution from mining activities                                    168.5         29.6          28.5
Net earnings                                                           156.5         14.0           3.3
Basic earnings per Common Share                                         0.41         0.04          0.01
Diluted earnings per Common Share                                       0.37         0.04          0.01
Net cash provided by operating activities                              158.5         18.7          22.0
Capital expenditures                                                    75.7         35.6          25.6
--------------------------------------------------------------------------------------------------------
Basic weighted-average number of Common Shares outstanding (000's)   383,748      369,190       353,508
Number of Common Shares outstanding (000's)                          385,646      380,917       363,156


Balance Sheet Data                                        As at December 31,
--------------------------------------------------------------------------------
($ millions)                                                  2006         2005
--------------------------------------------------------------------------------
Cash and cash equivalents                                     81.4         18.7
Working capital                                              109.8         44.4
Total assets                                                 509.3        342.6
Total debt                                                     2.7         19.7
Total long-term liabilities                                  113.1        121.9
Shareholders' equity                                         308.6        148.2


CHANGE IN ACCOUNTING POLICY

In the fourth quarter of 2006, the Company changed its accounting policy for exploration expenditures. Under the new policy, which has been retroactively applied, all exploration expenditures are expensed as incurred until the mineral deposit is deemed commercially recoverable, at which time all subsequent development costs are capitalized. The Company believes this policy provides more reliable and relevant information aligning the Company's policy with a significant majority of large and mid-size mining companies globally and therefore will make peer and industry comparisons easier. Also see notes 1 and 2 to the consolidated financial statements.

STATEMENT OF OPERATIONS REVIEW - 2006 AND 2005

Gross Sales Revenue
Gross sales revenue from the sale of zinc, copper, lead, and gold concentrates increased by 44% to $452.2 million. Higher metal prices accounted for this increase, which was partially offset by decreased concentrate sales - 261,749 tonnes in 2006 compared with 367,630 tonnes in 2005, a stronger Canadian dollar and hedging losses of $4.3 million (2005 - $2.9 million). The lower tonnage of concentrate sold in 2006 was due to the closure of the Bouchard-Hebert and Bougrine mines in 2005 and lower concentrate sales from all other operations.

Sales of concentrate fluctuate period to period due to production levels, shipping volumes, ship schedules, price determination terms, and risk and title transfer terms with the Company's various customers. The recognition of sales can be as much as six months after the date of concentrate production. The Company's sales are primarily denominated in United States dollars ("US$").

Gross Sales Revenue by Metal
($ millions)                                                2006           2005
--------------------------------------------------------------------------------
Zinc (US$)                                                 300.4          156.0
Copper (US$)                                                39.3           39.2
Lead (US$)                                                  13.7           23.5
Gold (US$)                                                  23.5           23.1
Silver (US$)                                                21.3           18.1
Hedging mark-to-market and other                            (0.2)          (2.5)
--------------------------------------------------------------------------------
   Total gross sales revenue (US$)                         398.0          257.4
Realized exchange rate (C$/US$) yearly average            1.1362         1.2159
--------------------------------------------------------------------------------
   Total gross sales revenue (C$)                          452.2          313.0


Sales by Concentrate                                        2006           2005
(tonnes)
--------------------------------------------------------------------------------
Zinc                                                     217,346        273,267
Copper                                                    25,120         52,441
Lead                                                      16,556         40,685
Gold                                                       2,727          1,237
--------------------------------------------------------------------------------
Total                                                    261,749        367,630

Sales by Payable Metal                                      2006           2005
--------------------------------------------------------------------------------
Zinc (tonnes)                                             93,897        120,330
Copper (tonnes)                                            5,442         11,059
Lead (tonnes)                                             10,611         23,959
Gold (ounces)                                             42,210         51,720
Silver (ounces)                                        2,070,612      2,505,126


Realized Prices                                             2006           2005
--------------------------------------------------------------------------------
Zinc (US$/tonne)                                           3,199          1,297
Copper (US$/tonne)                                         7,217          3,543
Lead (US$/tonne)                                           1,297            983
Gold (US$/ounce)                                             559            445
Silver (US$/ounce)                                         10.28           7.22


Average LME Metal Prices & Foreign Exchange Rate            2006           2005
--------------------------------------------------------------------------------
Zinc (US$/tonne)                                           3,275          1,381
Copper (US$/tonne)                                         6,720          3,678
Lead (US$/tonne)                                           1,289            975
Gold (US$/ounce)                                             605            445
Silver (US$/ounce)                                         11.57           7.32
Exchange rate (C$/US$) yearly average                     1.1341         1.2111

The Company has a relatively conservative revenue recognition policy which, among other things, requires final pricing of concentrate inventories prior to recognition of revenue. Using commodity prices and exchanges rates prevailing at December 31, 2006, the following schedule provides details regarding inventories shipped but not recognized for revenue purposes and the related provisional payments.

                                                                                             Weighted-
                            Net smelter      Inventory        Earnings       Provisional      average
            Concentrate       return           value        before taxes      payments       months to
               (DMT)         ($000's)         ($000's)        ($000's)        ($000's)       settlement
-------------------------------------------------------------------------------------------------------
Zinc             19,489         25,443           10,689          14,754           23,551           1.3
Copper            5,652         10,429            8,506           1,923                -           3.0
Gold                358          2,437            1,050           1,387              695           1.1
-------------------------------------------------------------------------------------------------------
                 25,499         38,309           20,245          18,064           24,246

As at December 31, 2005, the Company estimated that inventories shipped but not recognized for revenue purposes had earnings before tax of $7.3 million consisting of $31.2 million of net smelter return less $23.9 million of inventory value.

The Company periodically hedges against fluctuations in metal prices and foreign exchange rates with the use of forward sales or options. The Company has not applied hedge accounting historically; therefore, mark-to-market gains or losses have been included in gross sales revenue at the end of each period. The Company did not have any commodity or foreign exchange hedges as at December 31, 2006. At December 31, 2005, the Company had 1,050,000 ounces of silver call options with an average strike price of US$7.50 per ounce maturing from January to June 2006 and had 25,000 ounces of gold call options with an average strike price of US$455 per ounce maturing in December 2006.

Net Revenue

Net revenue, the value of concentrates sold after deducting treatment charges and freight and marketing costs, increased by 56% to $324.4 million in 2006 from $207.6 million in 2005. Total treatment charges, the amount paid to smelters for refining concentrates to produce metal, and shipping and marketing costs were 21% higher at $127.8 million in 2006 compared with $105.4 million in 2005. On a per tonne of concentrate sold basis, total treatment charges increased to $488 per tonne in 2006 compared with $287 per tonne in 2005.

Direct Operating Costs

Direct operating costs were 7% lower in 2006 at $134.6 million compared with $144.3 million in 2005, as 29% fewer tonnes of concentrate were sold and the average cost per tonne of concentrate sold increased to $514 in 2006 from $393 in 2005. The increase in the average direct operating cost per tonne sold was due to the closure of the lower cost Bougrine and Bouchard-Hebert mines in 2005 and significant increases in direct operating costs per tonne at Myra Falls and El Mochito partially offset by a decrease in direct operating costs per tonne sold at El Toqui.


Direct Operating Costs                         2006                                        2005
-------------------------------------------------------------------------------------------------------------------
                                              Concentrate     Cost per                  Concentrate        Cost per
                               Aggregate         sold          tonne     Aggregate         sold             tonne
                             ($ millions)      (tonnes)         ($)     ($ millions)     (tonnes)            ($)
-------------------------------------------------------------------------------------------------------------------
Myra Falls                           83.9         111,603          751         67.1        116,139             578
El Mochito                           31.8          95,272          333         29.8        103,066             289
El Toqui                             18.9          54,874          345         22.2         59,355             374
Bougrine                              0.0               0            -         14.8         58,255             254
Bouchard-Hebert                       0.0               0            -         10.4         30,815             337
-------------------------------------------------------------------------------------------------------------------
Total                               134.6         261,749          514        144.3        367,630             393


The total cash cost per pound of payable zinc sold, which includes all mine site cash costs, treatment charges, ocean freight and other marketing costs, net of by-product credits, was US$0.65 in 2006 compared with US$0.39 in 2005 (see non-GAAP reconciliation). The increase was primarily due to unfavourable movements in treatment and marketing costs, the foreign exchange rate, Myra Falls direct operating costs per tonne, and pounds of zinc sold partially offset by higher by-product credits and reduced aggregate direct operating costs at other operations.

Depreciation and Depletion

Depreciation and depletion decreased by $4.0 million to $17.6 million primarily due to reduced depreciation and amortization related to the Bougrine and Bouchard-Hebert mines which were closed in 2005.

Reclamation and Closure Costs

Reclamation and closure costs in 2006 were $3.7 million compared with $12.1 million in 2005. These costs include the accretion of the Company's estimated future reclamation obligations and adjustments to reclamation obligations at closed mines where better information has caused the Company to revise its previous estimates. In 2005, $8.1 million of adjustments were made to the obligations related to the Nanisivik mine as the work required was significantly more than originally anticipated.

Other Expenses (Income)

Other expenses (income) in 2006 increased by $3.1 million to $12.9 million. The increase in other expense (income) was primarily due to: increased general and administrative and interest and financing expenses; partially offset by increased investment and other income.

Exploration Expenditures

Exploration expenditures in 2006 increased by $7.1 million to $10.0 million compared with $2.9 million in 2005. These increased expenditures reflect recent successes in target identification and a strategic effort to address past underinvestment in exploration of the Company's assets.

Other Non-Producing Property (Income) Costs

Other non-producing property income of $9.6 million for the year ended December 31, 2006 includes: (i) a gain on sale of $13.8 million on disposal of the Caribou and Restigouche mines on August 1, 2006 to Blue Note Metals Inc. ("Blue Note"); and, (ii) a charge of $1.3 million to settle a claim against the Company by Kalwea Financial Corp., BVI. Under the terms of the agreement, Blue Note replaced the Company's reclamation deposit of $5.9 million and issued to the Company a $15.0 million unsecured subordinated convertible debenture with a maturity of five years. The Company will also receive a 1 to 2% net smelter return royalty payable quarterly on zinc metal production provided the average price of zinc as determined by the London Metal Exchange is above US$0.65 per pound.

In addition to the amounts in (i) and (ii) noted above, $2.9 million (2005 - $9.0 million) of care and maintenance and holding costs were incurred in 2006 and related to the Caribou, Bougrine and Bouchard-Hebert mines. In 2005, other non-producing property costs of $9.0 million related to the Bouchard-Hebert, Nanisivik, Caribou, Bougrine and Langlois mines.

Due to the depletion of mineral reserves, the Company closed the Nanisivik, Bouchard-Hebert and Bougrine mines in September 2002, February 2005 and September 2005 respectively. Prior to November 2005, the Langlois mine was on a care and maintenance basis.

Income and Mining Taxes (Recovery) Provision

Income and mining taxes recovery decreased to $1.3 million in 2006 compared with $7.0 million in 2005. The $5.7 million decrease in income and mining tax recovery in 2006 compared with 2005 was primarily due to increased tax provisions at El Mochito and El Toqui, partially offset by an income tax recovery for Myra Falls. During the year, the Company determined that the Myra Falls mine would generate future taxable income which will be offset by available loss carry forwards. As a result, the Company set up a future income tax asset of $27.0 million and recorded a corresponding income tax recovery. This determination was based on the Company's five-year operating and capital plan and used the forward metal prices. This income tax asset will be drawn down and charged to income as actual taxable income is earned.

LIQUIDITY AND FINANCIAL POSITION REVIEW

Working Capital

Working capital at the end of 2006 was $109.8 million compared with $44.4 million at the end of 2005, an increase of $65.4 million.

Current Assets

Total current assets increased by $80.5 million to $197.4 million as at December 31, 2006 compared with December 31, 2005. The main components of current asset changes were as follows:

o Cash and cash equivalents increased by $62.7 million reflecting improved cash flow generated by stronger metal prices
o Accounts receivable - concentrate increased by $9.7 million primarily due to a greater volume of production shipped in late 2006 for which revenue was recognized but final payments had not yet been received compared with December 31, 2005
o The current portion of future income tax assets increased by $8.2 million primarily due to the set up of a $13.6 million current future income tax asset for the Myra Falls mine (long-term portion $13.4 million) partially offset by a $5.5 million future tax asset drawdown at El Mochito

Current Liabilities

Current liabilities increased by $15.1 million to $87.6 million at December 31, 2006 compared with December 31, 2005. The main components of the current liabilities changes were as follows:

o Accounts payable increased by $10.3 million primarily due to amounts associated with the ongoing development at the Langlois mine
o Provisional payments for concentrate inventory shipped and not priced represent payments received for concentrate shipments that were not recognized as revenue. The balance as at December 31, 2006 was $24.2 million. Please refer to the table in Gross Sales Revenue section of this MD&A for additional details. The December 31, 2005 balance of $14.8 million was for payments for zinc concentrate shipments from the Myra Falls mine
o Short-term debt decreased by $12.4 million primarily due to the repayment of the gold loan outstanding at December 31, 2005
o Income and mining taxes payable increased by $9.6 million primarily due to full utilization of loss carry forwards at El Mochito and El Toqui mines resulting in tax provisions being required in 2006

Reclamation Deposits

At December 31, 2006, the Company had reclamation deposits of $13.5 million, an increase of $6.7 million from December 31, 2005. The increase was primarily due to $13.4 million of reclamation deposits held under a safe keeping agreement in support of reclamation requirements at Myra Falls entered into in the first quarter of 2006 partially offset by reimbursement of $5.9 million for reclamation deposits previously held as reclamation security on the Caribou and Restigouche mines which were sold in August 2006.

Long-term Investments

At December 31, 2006, long-term investments increased by $9.1 million to $14.7 million from $5.6 million at December 31, 2005. As part of the consideration received on the sale of the Caribou and Restigouche mines on August 1, 2006, the Company received a convertible debenture in Blue Note in the amount of $15.0 million which the Company valued at $9.1 million. At December 31, 2006 and 2005, also included in long-term investments was a $17.0 million convertible debenture of Taseko Mines Limited that is carried at a cost of $5.6 million which was the estimated fair value at the time of acquisition.

Restricted Promissory Note

The Company held restricted promissory notes at the end of 2006 and 2005 of $62.3 million. The balance consists of restricted promissory notes related to the Red Mile transactions(1) in 2004 and 2005. The interest earned and a portion of the principal of these restricted promissory notes will be used to meet the Company's royalty obligation.

Deferred Income

Deferred income of $6.3 million at December 31, 2006 consisted of (i) deferred indemnity agreement fees and prepaid interest income received in relation to the Red Mile transactions in 2004 and 2005 which will be taken into income over the lives of the two agreements (see note 11 to the 2006 audited consolidated financial statements) and (ii) a non-refundable royalty payment received on the sale of the Lapa properties in 2003 (US$1.0 million) which will be taken into revenue as earned when the Lapa properties are put into production.

Royalty Obligation

The royalty obligation of $62.5 million relates to the royalty amounts received from the 2004 and 2005 Red Mile transactions.

Total Debt

Total debt at December 31, 2006 was $2.7 million, a reduction of $17.0 million compared with $19.7 million at the end of 2005.

In the first and second quarters of 2006, the Company obtained loans of US$1.4 million and US$1.5 million to restructure certain gold forward and option positions. These loans were repaid in full in 2006. In August 2005, by way of a gold loan, the Company borrowed US$10.0 million. The gold loan had six scheduled principal repayments and, in August 2006, the final principal repayment was made. In May 2005, the Company entered into a concentrate prepayment contract with a customer whereby the Company received US$5.0 million against future deliveries of zinc concentrate. The Company elected to repay this concentrate prepayment contract in May 2006.

Reclamation and Closure Cost Accrual

Reclamation and closure costs represent the Company's obligation for reclamation and severance costs accrued for its mine sites. At December 31, 2006, total accrued reclamation and closure costs were $40.6 million compared with $50.3 million at December 31, 2005. Of the $40.6 million, $8.3 million is classified as current and is expected to be spent over the next 12 months at Nanisivik, Bouchard-Hebert, Bougrine and Myra Falls. The Company incurred expenditures of $7.4 million in reclamation and closure costs in 2006 compared with $25.2 million in 2005. As there is no law, regulation or contract in Honduras related
___________________________
(1) For further information on the Red Mile transactions please see the Company's most recent Annual Report filed on SEDAR or available at the Company's website at www.breakwater.ca.

to reclamation and closure costs, GAAP does not permit the Company to set up a liability for reclamation at the El Mochito mine.

          Reclamation and Closure Cost Accrual at December 31, 2006

          ($ millions)             Current      Long-term          Total
          ---------------------------------------------------------------
          Myra Falls                   2.2           25.0           27.2
          El Mochito                   0.0            1.4            1.4
          El Toqui                     0.0            3.8            3.8
          Langlois                     0.0            1.3            1.3
          Bouchard-Hebert              2.4            0.1            2.5
          Nanisivik                    2.3            0.4            2.7
          Bougrine                     1.4            0.3            1.7
          ---------------------------------------------------------------
          Total                        8.3           32.3           40.6

Future Income Tax Liabilities

As at December 31, 2006, future tax liabilities were $7.1 million, an increase of $5.2 million from December 31, 2005. The increase in future tax liabilities was primarily due to establishing an additional mining duties liability related to the Langlois mine.

Shareholders' Equity

Shareholders' equity at December 31, 2006 was $308.6 million compared with $148.2 million at December 31, 2005, an increase of $160.3 million primarily due to net earnings of $156.5 million in 2006.

                                                                           Retained    Cumulative       Total
Shareholders' Equity                 Capital                 Contributed   earnings    translation  shareholders'
($000's)                              stock       Warrants     surplus     (deficit)   adjustments      equity
-------------------------------------------------------------------------------------------------------------------
As at December 31, 2005              335,512        8,561      3,300        (189,663)   (9,495)        148,215
Reduction of stated capital         (169,628)           -     (3,300)        172,928         -               -
Value ascribed to options
   exercised under stock-based
   compensation                          815            -       (815)              -         -               -
Employee share option plan -
   proceeds of options                 1,538            -          -               -         -           1,538
   exercised
Employee share purchase plan             163            -          -               -         -             163
Exercise of warrants                     190            -          -               -         -             190
Settlement of liability                  848            -          -               -         -             848
Renunciation of flow-through
   share value                        (2,345)           -          -               -         -          (2,345)
Stock-based compensation                   -            -      1,608               -         -           1,608
Net earnings                               -            -          -         156,530         -         156,530
Cumulative translation
   adjustments                             -            -          -               -     1,806           1,806
-------------------------------------------------------------------------------------------------------------------
As at December 31, 2006              167,093        8,561        793         139,795    (7,689)        308,553


At the annual and special meeting held on June 8, 2006, the shareholders approved a special resolution to reduce the stated capital of the Company by an amount of $172.9 million, which was equal to the accumulated deficit as at December 31, 2005 prior to the change in accounting policy. As a result, capital stock was reduced by $169.6 million, contributed surplus was reduced by $3.3 million and deficit was reduced by $172.9 million.

In 2006, the Company issued the following Common Shares: 2,804,899 following the exercise of employee share options; 173,823 pursuant to the Company's employee share purchase plan; 1,000,000 pursuant to warrants exercised; and, 750,000 in settlement of an outstanding lawsuit.

On March 2, 2007, Dundee Corporation ("Dundee") exercised 15,400,705 warrants to purchase 15,400,705 Common Shares at $0.20 per Common Share. On March 14, 2007, Dundee exercised 15,400,705 warrants to purchase 15,400,705 Common Shares at $0.20 per Common Share.

Capital Expenditures

The Company invested $75.7 million in mineral properties and fixed assets in 2006.

In 2006, the $39.5 million of capital expenditure at Langlois primarily consisted of: development and extraction of a bulk sample from the Grevet B deposit; drifting to access Zone 97; building and equipment; and other underground work partially offset by preproduction revenues.

Myra Falls' capital expenditures of $16.6 million in 2006 consisted primarily of: surface ramp advances; underground development; installation of a lead circuit; tailings dam construction; and information systems and telecommunication system upgrades.

In 2006, the $9.6 million of capital expenditures at El Mochito consisted primarily of: Soledad and Pozo Azul tailings pond construction and upgrades respectively; underground development; and equipment purchases.

El Toqui capital expenditures in 2006 of $8.4 million consisted primarily of: ramp development; Gekko intense leach reactor construction and installation; Concordia deposit development; deferred development; and capital equipment.

Financial Capability

With the existing working capital, the current metal prices and current US$/C$ exchange rate, the Company is well positioned to carry out its operating, capital, exploration and environmental programs in 2007. The Company's financial capability is sensitive to metal prices, smelter treatment charges and the US$/C$ exchange rate.

OPERATING REVIEW - YEARS ENDED DECEMBER 31, 2006 AND 2005


                                                                          Depreciation,
                                                Contribution (loss)         depletion,
                            Net revenue             from mining          reclamation and        Capital
                                                   activities(1)          closure costs     expenditures(3)
-------------------------------------------------------------------------------------------------------------
($ millions)                 2006       2005         2006         2005       2006     2005    2006      2005
-------------------------------------------------------------------------------------------------------------
Myra Falls                 142.6       79.1         48.3          2.4       10.4      9.5    16.6      17.8
El Mochito                 116.6       56.0         78.4         19.8        6.4      6.3     9.6       8.0
El Toqui                    69.5       30.6         47.4          5.1        3.1      4.6     8.4       5.2
Langlois(a)                  0.0        0.0         (0.1)        (0.1)       0.1      0.1    39.5       5.2
Bougrine(b)                  0.0       26.5         (0.2)         7.4        0.2      4.3     0.0       0.1
Bouchard-Hebert(c)           0.0       18.3         (0.4)         7.1        0.4      1.3     0.0       0.3
Nanisivik(d)                 0.0        0.0         (0.2)        (8.6)       0.2      8.6     0.0       0.0
Other                       (4.3)(2)   (2.9)(2)     (4.7)        (3.5)       0.4      0.6     1.6       0.0
-------------------------------------------------------------------------------------------------------------
Total                      324.4      207.6        168.5         29.6       21.2     33.7    75.7      36.6


(1) After non-cash costs.                       (a) First concentrate shipped
(2) Net realised from metal hedging activities.     November 2006.
(3) Includes assets under capital lease.        (b) Closed September 2005.
                                                (c) Closed February 2005.
                                                (d) Remediation and closure
                                                    on-going.

Production Results

Consolidated production is set forth in the following table.

                                            Year ended December 31                    Fourth Quarter
----------------------------------------------------------------------------------------------------------------
All Mines                                        2006               2005               2006               2005
----------------------------------------------------------------------------------------------------------------
Ore Milled (tonnes)                          2,003,862          2,468,565            528,237            540,949
   Zinc (%)                                        6.0                6.5                6.0                6.1
Concentrate Production (tonnes)
   Zinc                                        209,133            268,688             55,856             56,576
   Copper                                       21,866             35,361              4,647              7,410
   Lead                                         17,263             28,702              5,239              3,741
   Gold                                          4,251              4,145              1,316              1,114
Metal in Concentrates
   Zinc (tonnes)                               107,136            141,310             28,252             29,521
   Copper (tonnes)                               5,093              8,110              1,027              1,698
   Lead (tonnes)                                11,775             19,196              3,564              2,579
   Silver (ounces)                           2,721,676          3,059,914            698,628            758,008
   Gold (ounces)                                57,231             75,993             13,469             17,521


Aggregate production of zinc in concentrate in 2006 was 236.2 million pounds compared with 311.5 million pounds in 2005, a 24% reduction. The closure of the Bouchard-Hebert and the Bougrine mines in 2005 accounted for 16% of the reduction with the balance related to lower zinc head grades at Myra Falls and El Mochito and lower milled tonnes at Myra Falls, offset by production at Langlois.

The following table sets forth zinc production at each site for the full year and the fourth quarter together with the change from the prior period.


Zinc Production (million pounds of zinc         Year ended December 31              Fourth Quarter
contained in concentrate)
-----------------------------------------------------------------------------------------------------------
                                               2006       2005       %         2006     2005        %
-----------------------------------------------------------------------------------------------------------
Myra Falls                                     74.3      106.0      (30)       14.7     23.3       (37)
El Mochito                                     83.0       94.1      (12)       21.1     24.6       (14)
El Toqui                                       70.0       62.5       12        17.6     17.2         2
Langlois(a)                                     8.9        0.0        -         8.9      0.0         -
Bouchard-Hebert(b)                              0.0       13.9        -         0.0      0.0         -
Bougrine(c)                                     0.0       35.0        -         0.0      0.0         -
-----------------------------------------------------------------------------------------------------------
Total zinc production                         236.2      311.5      (24)       62.3     65.1        (4)

(a) First concentrate shipped November 2006.
(b) Closed February 2005.
(c) Closed September 2005.


Production of copper in concentrate decreased 37% in 2006 from the same period in 2005 due to lower milled tonnes and lower copper grades at Myra Falls as well as the closure of the Bouchard-Hebert mine in February 2005.


Copper Production (million pounds of            Year ended December 31              Fourth Quarter
copper contained in concentrate)
-----------------------------------------------------------------------------------------------------------
                                               2006       2005       %         2006     2005        %
-----------------------------------------------------------------------------------------------------------
Myra Falls                                     10.8       16.8      (36)        1.8      3.7       (51)
Langlois(a)                                     0.5        0.0        -         0.5      0.0         -
Bouchard-Hebert(b)                              0.0        1.1        -         0.0      0.0         -
-----------------------------------------------------------------------------------------------------------
Total copper production                        11.3       17.9      (37)        2.3      3.7       (38)

(a) First concentrate shipped November 2006.
(b) Closed February 2005.


Despite higher lead production at El Mochito, production of lead in concentrate for 2006 decreased 39% year-over-year due to the closure of Bougrine in September 2005.


Lead Production (million pounds of lead         Year ended December 31              Fourth Quarter
contained in concentrate)
-----------------------------------------------------------------------------------------------------------
                                               2006       2005       %         2006     2005        %
-----------------------------------------------------------------------------------------------------------
El Mochito                                     26.0       23.1       13         7.9      5.7        39
Bougrine(a)                                     0.0       19.2        -         0.0      0.0         -
-----------------------------------------------------------------------------------------------------------
Total lead production                          26.0       42.3      (39)        7.9      5.7        39

(a) Closed September 2005.


Silver in concentrate decreased 11% year-over-year due to lower tonnes milled and lower silver grades from Myra Falls and lower silver production at El Toqui as well as the closure of the Bouchard-Hebert mine in February 2005.


Silver Production (ounces of silver          Year ended December 31                Fourth Quarter
contained in concentrate)
-----------------------------------------------------------------------------------------------------------
                                               2006       2005       %         2006     2005        %
-----------------------------------------------------------------------------------------------------------
Myra Falls                                  857,775  1,165,056      (26)    172,701  286,554       (40)
El Mochito                                1,769,456  1,723,825        3     482,227  446,445         8
El Toqui                                     71,703    131,020      (45)     20,802   25,009       (17)
Langlois(a)                                  22,855          0        -      22,855        0         -
Bouchard-Hebert(b)                                0     40,013        -           0        0         -
-----------------------------------------------------------------------------------------------------------
Total silver production                   2,721,789  3,059,914      (11)    698,585  758,008        (8)

(a) First concentrate shipped November 2006.
(b) Closed February 2005.


Gold in concentrate decreased 25% in 2006 from the same period in 2005 due to lower milled tonnes at Myra Falls and less gold production from El Toqui as well as the closure of the Bouchard-Hebert mine in February 2005.


Gold Production (ounces of gold               Year ended December 31                Fourth Quarter
contained in concentrate)
-----------------------------------------------------------------------------------------------------------
                                               2006       2005       %         2006     2005        %
-----------------------------------------------------------------------------------------------------------
Myra Falls                                   20,231     31,744      (36)      3,454    8,254       (58)
El Toqui                                     36,795     41,605      (12)      9,810    9,267         6
Langlois(a)                                     205          0        -         205        0         -
Bouchard-Hebert(b)                                0      2,644        -           0        0         -
-----------------------------------------------------------------------------------------------------------
Total gold production                        57,231     75,993      (25)     13,469   17,521       (23)

(a) First concentrate shipped November 2006.
(b) Closed February 2005.


         Myra Falls Production

The following table sets forth Myra Falls' production for the periods presented.

                                            Year ended December 31            Fourth Quarter
                                     --------------------------------------------------------
                                          2006            2005           2006           2005
---------------------------------------------------------------------------------------------
Ore Milled (tonnes)                     714,443         912,656        166,188      226,962
   Zinc (%)                                 5.5             6.1            4.6          5.5
   Copper (%)                               0.9             1.2            0.7          1.0
   Silver (g/t)                              48              51             41           50
   Gold (g/t)                               1.5             1.8            1.2          2.0
Concentrate Production
   Zinc (tonnes)                         64,902          90,129         12,950       19,984
         Recovery (%)                      86.5            86.3           88.2         84.4
         Grade (%)                         51.9            53.4           51.2         53.2
   Copper (tonnes)                       20,788          32,333          3,569        7,410
         Recovery (%)                      73.0            69.6           70.9         71.5
         Grade (%)                         23.5            23.6           22.9         22.8
   Gold (tonnes)                           14.1            34.7            1.4          9.9
         Recovery (%)                      11.5            18.3            9.8         15.2
         Grade (g/t)                      9,489           8,741         32,714        6,890
Metal in Concentrates
   Zinc (tonnes)                         33,708          48,084          6,651       10,591
   Copper (tonnes)                        4,885           7,640            819        1,698
   Silver (ounces)                      857,775       1,165,056        172,701      286,554
   Gold (ounces)                         20,231          31,744          3,454        8,254
Total Cash Costs (US$)
   Per lb. payable zinc sold (US$)         0.81            0.47           1.44         0.52


Zinc head grades were lower in 2006 from the same period in 2005 due to increased mining in the lower grade HW Zone. Milled tonnage decreased during 2006 compared with 2005. Production was hindered during the year due to the lack of working areas underground, delays in improving the Battle-Gap underground infrastructure and problems with underground equipment availability. Additionally, ventilation requirements in the western extensions of the mine slowed production improvements. The ventilation raise connecting the surface ramp to the underground operation was completed in January 2007. The mill upgrades are on schedule and on budget. The new copper and zinc circuits have been commissioned resulting in improved recoveries and a reduction in the penalty elements in the copper concentrate.

During the fourth quarter, operations at Myra Falls were suspended for a 10 day period due to damage to the bridge over Thelwood Creek on the road leading to Myra Falls, which necessitated the temporary closure of this bridge to vehicular traffic. The damage to the bridge was sustained during a one in 200 year storm event on Vancouver Island on November 15th. Installation of a temporary bridge was completed on November 24th and normal operations resumed the following day.

         Myra Falls Outlook

While the issue of ventilation has largely been addressed, production will be constrained by the number of available working faces and the haulage distances underground. The track development out to the Marshall zone for exploration continues on the 24 level. Underground diamond drilling is scheduled during the first half of 2007 in this area. Current drilling is focused on the Marmot Trough, a drill target developed last year following a reinterpretation of certain drill holes completed in the 1990's. The significance of the Marmot Trough as a target is that it is directly below current mine workings and, in the event of significant mineralization, is accessible from the current mine infrastructure.

Diamond drilling from the surface ramp commenced during 2006. The diamond drill contractor mobilized in the fourth quarter and set up on surface to drill the extension of the Marshall zone.

         El Mochito Production

The following table sets forth El Mochito's production for the periods presented.

                                     Years ended December 31            Fourth Quarter
----------------------------------------------------------------------------------------------
                                          2006           2005           2006           2005
----------------------------------------------------------------------------------------------
Ore Milled (tonnes)                      690,243        700,190        171,369        185,597
   Zinc (%)                                  6.0            6.7            6.2            6.5
   Lead (%)                                  2.1            1.8            2.6            1.7
   Silver (g/t)                               92             87            101             86
Concentrate Production
   Zinc (tonnes)                          72,413         81,296         18,726         21,142
       Recovery (%)                         90.4           91.7           89.9           92.0
       Grade (%)                            52.0           52.5           51.2           52.6
   Lead (tonnes)                          17,263         15,329          5,239          3,741
       Recovery (%)                         81.0           80.9           81.0           80.1
       Grade (%)                            68.2           68.4           68.0           68.8
Metal in Concentrates
   Zinc (tonnes)                          37,646         42,698          9,578         11,147
   Lead (tonnes)                          11,775         10,488          3,564          2,579
   Silver (ounces)                     1,769,456      1,723,825        482,227        446,445
Total Cash Costs (US$)
   Per lb. payable zinc sold                0.43           0.32           0.62           0.20


Zinc head grades were slightly lower in 2006 from 2005 due to the recovery of mineral reserves in the lower grade skarn areas such as Salva Vida and La Leona which are economic at current metal prices.

         El Mochito Outlook

During 2006, the Company continued to explore, develop and delineate new mineral resources and reserves along extensions of the productive Salva Vida and Santo Nino trends. Drilling also continued on the Barbasco trend which continues to show a possible connection with the Imperial zone to the north. During the fourth quarter, the Company initiated exploration between Santo Nino and the manto of Yojoa Norte. As of the beginning of March 2007, results show the presence of low grade skarn and a possible connection between the two trends. Exploration and delineation drilling of the La Leona deposit also continued to show promising results with increases expected in resources and reserves in this area.

During 2006, the Company continued its surface exploration program at El Mochito. The Company acquired a larger diamond drill capable of drilling deeper targets. This drill was initially set up to deepen existing holes at Caliche in order to investigate below the Mochito shales. Geological mapping completed in 2006 to the east on the Big Fuzzy target and to the west over the Santa Barbara mountain or Arandanos anomaly will be drill tested in 2007 and reported on later in the year. As well, geological mapping carried out over two new targets, ML2 and ML3, will be investigated in 2007 by surface diamond drilling. These target areas are located at the projected intersections of fault zones located to the north of the current underground workings.

During 2006, the Company experienced a delay in commissioning the new tailings facility Soledad. Storm damage necessitated a repair to the geomembrane liner which delayed commissioning of Soledad into 2007. Soledad is scheduled to be commissioned in the third quarter of 2007. Once complete, Soledad is expected to have capacity for seven years at current production rates and the current tailings impoundment facility, Pozo Azul, will be reclaimed.

         El Toqui Production
The following table sets forth El Toqui's production for the periods presented.

                                       Years ended December 31            Fourth Quarter
----------------------------------------------------------------------------------------------
                                          2006           2005           2006           2005
----------------------------------------------------------------------------------------------
Ore Milled (tonnes)                      539,803        519,963        131,307        128,390
   Zinc (%)                                  6.5            6.0            6.6            6.6
   Gold (g/t)                                2.4            2.9            2.7            2.6
Concentrate Production
   Zinc (tonnes)                          63,617         56,552         15,979         15,450
       Recovery (%)                         91.0           90.4           91.9           90.8
       Grade (%)                            49.9           50.1           49.9           50.4
   Gold (tonnes)                           4,237          4,110          1,315          1,104
       Recovery (%)                         68.5           51.4           66.3           49.8
       Grade (g/t)                         192.1          221.7          160.5          181.4
Metal in Concentrates
   Zinc (tonnes)                          31,725         28,347          7,966          7,786
   Silver (ounces)                        71,703        131,020         20,802         25,009
   Gold (ounces)                          36,795         41,605          9,810          9,267
Total Cash Costs (US$)
   Per lb. payable zinc sold                0.63           0.44           0.69           0.29


The milled tonnage at El Toqui increased in 2006 compared with the same period in 2005 due to a higher number of available working areas at the Estatuas and Dona Rosa deposits. The decrease in gold head grade during 2006 is due to a decision to stockpile Aserradero material until commissioning of the Gekko intense leach reactor commences during the first quarter of 2007. The Aserradero deposit has high gold grades with the mill producing a gold concentrate as well as a zinc concentrate.

         El Toqui Outlook

During 2006, ramp development to access the Concordia deposit continued with a total of 566 metres of development completed to the end of the year. The Concordia deposit is on schedule with production expected by mid-2007.

During 2007, drilling will continue on the Porvenir deposit to increase the inferred resources, which currently stand at 1.6 million tonnes of 9.62% Zn and
0.34 g/t Au and to attempt to delineate the outline of the deposit which is currently open to the north-west and south-east. Altazor, Terrunyo and Melchor will be the main targets for exploration at El Toqui in 2007.

If the exploration programs are successful in increasing the mineral reserves and resources at El Toqui, the Company will conduct a feasibility study to determine the optimal size and location of a mill to increase production throughput.

         Langlois Production

Langlois, which is situated in north-western Quebec approximately 213 kilometres north of Val-d'Or, is currently being developed to reach commercial production in mid-2007.

Development drifts are currently being driven between Zone 3, Zone 4 and Zone 97 to the east on Levels 4, 9 and 13. Production has commenced in Zones 3 and 4 with a total of 59,374 tonnes milled during the fourth quarter of 2006.

During the fourth quarter of 2006, excavation of the bulk sample was carried out on the Grevet B deposit, located three kilometres south-east of the Langlois mine. The bulk sample was milled in the first quarter of 2007 and gave positive metallurgical results. The results of the Grevet B bulk sample have proven successful, therefore processing at Langlois mill is expected to increase during 2007 and 2008.

The Company currently has five diamond drills operating on the property on surface, three for exploration and two focused on the upper portion of Zone 97 for definition drilling.

       Year and Quarter ended December 31               2006
       -------------------------------------------------------------
       Ore Milled (tonnes)                              59,373
          Zinc (%)                                         8.3
          Copper (%)                                       0.5
          Silver (g/t)                                      41
          Gold (g/t)                                       0.3
       Concentrate Production
          Zinc (tonnes)                                  8,201
            Recovery (%)                                  82.2
            Grade (%)                                     49.5
          Copper (tonnes)                                1,078
            Recovery (%)                                  72.1
            Grade (%)                                     19.3
       Metal in Concentrates
          Zinc (tonnes)                                  4,057
          Copper (tonnes)                                  208
          Silver (ounces)                               22,855
          Gold (ounces)                                    205


         Langlois Outlook

During the fourth quarter of 2006, a diamond drill program commenced to investigate the upper portions of Zones 4 between the current mining areas and surface. As of the beginning of March 2007, 32 holes totalling 6,200 metres have been drilled. All 32 holes intersected semi to massive sulphide zones. Based on this drilling, the Company is planning a ramp from surface which will be able to access these zones for mining and will eventually connect with the current underground workings at Langlois, thus facilitating the movement of equipment, material and manpower between surface and the mine.

During the fourth quarter of 2006, Metco Resources Inc. announced that a pre-feasibility study will be conducted during the first half of 2007 on the Orphee Deposit (50% the Company, 50% Metco Resources Inc.). The Orphee deposit is located only six kilometres away from the Langlois mill. Should the results of the pre-feasibility be positive, then the Orphee deposit could become a source of additional mill feed for Langlois, which currently has excess mill capacity.

During the first quarter of 2006, the Company completed an airborne Megatem geophysical survey over the Langlois property. The survey identified several anomalies in the immediate area surrounding the Langlois mine, both on the existing land package as well as open ground. The Company has acquired additional claims totalling 4,000 hectares which cover the anomalies and is in the process of investigating them with ground geophysical surveys and diamond drilling.

         Virginia Mines Inc. - Coulon Project

 On May 8, 2006, the Company announced the signing of an agreement with Virginia Mines Inc. ("Virginia") on the Coulon project, located in the James Bay region of the Province of Quebec. In accordance with the agreement, the Company has the option to acquire a 50% interest in the Coulon property in return for C$6.5 million in exploration expenditures and cash payments totalling C$180,000 over an 8-year period. Virginia will be the operator until the completion of a positive pre-feasibility study. The Coulon project, located 15 kilometres from the Fontanges airport, lies in an unexplored volcanic belt and is characterized by a geological assemblage typical of belts hosting volcanogenic, massive-sulphide deposits that have made north western Quebec and north eastern Ontario one of the world's richest regions of polymetallic deposits.

The Coulon project is the host to polymetallic, massive-sulphide lenses, which returned values of up to 15.39% Zn, 3.12% Pb, 117 g/t Ag and 0.46% Cu over 10.5 metres (lens 16-17), on the Dom zone, 2.91% Zn, 1.12% Cu, 34.25 g/t Ag and 0.3 g/t Au over 21.8 metres (lens 9-25) and 12.65% Zn, 1.36% Cu, 1.54% Pb,125 g/t Ag and 0.3 g/t Au over 4.70 metres (lens 08).

The exploration program carried out during the summer and fall of 2006 led to the discovery of two new important polymetallic lenses (lenses 43 and 44), bringing the total of known lenses to five, and confirmed the vertical continuity of lens 9-25 to a depth of 365 metres. Furthermore, this recent work brought to light many new priority drill targets on the property. The Company is very encouraged by the results of the 2006 campaign. All these lenses remain open and the potential to increase their tonnage is excellent. Many other priority targets were also defined within this fertile volcanic belt that now presents mineralized showings and alteration along a lateral distance of over 20 kilometres. Virginia plans to begin a new campaign composed of geophysical surveying and diamond drilling during the first quarter of 2007 and mobilization of a second drill rig on the project in order to accelerate the exploration work.

         Other Properties

The reclamation work is largely complete at the Bouchard-Hebert, Bougrine and Nanisivik properties, with Nanisivik to be fully reclaimed in 2007. The mills at Bouchard-Hebert and Bougrine remain intact pending exploration results in the immediate vicinity or elsewhere throughout the Company's properties.

FOURTH QUARTER REVIEW

The Company realized net earnings in the fourth quarter of 2006 of $50.4 million compared with $9.3 million in the same period in 2005.

In the fourth quarter ended December 31, 2006, gross sales revenue increased by $101.0 million to $158.3 million primarily due to significantly higher zinc and other metal prices and a 21% increase in tonnes of concentrate sold partially offset by a stronger Canadian dollar.

Treatment and marketing costs increased by 173% in the fourth quarter of 2006 to $657 per tonne of concentrate sold compared with $292 per tonne in the same period in 2005. Higher metal prices in the fourth quarter of 2006 triggered treatment charge escalators which significantly increased aggregate treatment costs. Direct operating costs were higher in 2006 at $501 per tonne of concentrate sold compared with $406 per tonne in 2005.

                                                    Contribution        Depreciation,
 Operating review for the                           (loss) from          depletion,
   fourth quarter ended                                mining          reclamation and         Capital
        December 31             Net revenue        activities(1)        closure costs      expenditures(3)
-------------------------------------------------------------------------------------------------------------
($ millions)                    2006      2005     2006       2005      2006       2005      2006      2005
-------------------------------------------------------------------------------------------------------------
Myra Falls                      30.6      12.5      9.5        0.6       3.3        1.4       3.3       5.7
El Mochito                      47.9      14.9     34.5        6.8       2.1        2.0       2.2       2.1
El Toqui                        32.3      10.4     23.2        3.4       1.4        1.0       0.8       1.2
Bougrine                         0.0       4.2      0.0        1.9       0.0        0.4       0.0       0.0
Bouchard-Hebert                  0.0       0.0     (0.1)       0.3       0.1       (0.3)      0.0       0.0
Nanisivik                        0.0       0.0     (0.1)      (0.1)      0.1        0.1       0.0       0.0
Langlois                         0.0       0.0      0.0        0.0       0.0        0.0      20.4       0.8
Other                           (0.5)(2)  (2.3)(2) (0.6)      (2.6)      0.2        0.2       0.2       0.0
-------------------------------------------------------------------------------------------------------------
Total                          110.3      39.7     66.4       10.3       7.2        4.8      26.9       9.8

(1) After non-cash costs.
(2) Net realised from metal hedging activities.
(3) Includes assets under capital lease.


Other expense (income) in the fourth quarter of 2006 decreased by $0.9 million to $3.3 million primarily due to an increase in investment and other income and a decrease in loss on gold loan partially offset by increased general and administrative costs and other foreign exchange loss. Investment and other income increased by $3.1 million in the fourth quarter of 2006 compared with the same period in 2005 primarily due to additional interest and indemnity fee income associated with the 2005 Red Mile transaction, more interest earned on higher cash balances and gains on the sale of certain short-term investments. The gold loan was repaid in 2006 and therefore the loss on gold loan in the fourth quarter of 2005 did not recur. General and administrative costs were higher by $0.7 million in the fourth quarter of 2006 primarily due to higher consulting fees associated with Sarbanes-Oxley compliance and corporate development activities and higher capital tax accruals partially offset by certain stock-based compensation costs which were allocated to the mines in the fourth quarter of 2006. Other foreign exchange loss increased by $1.6 million in the fourth quarter of 2006 compared with the fourth quarter of 2005 primarily due to the impact of foreign exchange rate movements on significantly higher US dollar cash positions in 2006.

Exploration expenditures in the fourth quarter of 2006 increased by $1.8 million primarily due to increased expenditures at El Toqui and Myra Falls compared with the same period in 2005.

Other non-producing property (income) costs decreased by $1.1 million in the fourth quarter of 2006 compared with the same period in 2005 primarily due to reduced costs at Bougrine and the impact of the disposal of the Caribou and Restigouche mines in 2006.

Income tax provisions increased by $15.5 million in the fourth quarter of 2006 compared with 2005 due to higher tax provisions at El Mochito and El Toqui partially offset by an income tax recovery at Myra Falls. The El Mochito and El Toqui tax provisions increased by $18.7 million in the fourth quarter of 2006 because future tax assets established for these mines in the fourth quarter of 2005 did not recur and both mines became taxable in 2006 resulting in tax provisions being established. The increase in income tax recovery at Myra Falls was due to the establishment of a future tax asset for that operation in 2006.

NON-GAAP RECONCILIATIONS

Total cash costs per pound of payable zinc sold is furnished to provide additional information and is a non-GAAP measure. This measure should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of cash provided from operating activities or operating expenses as determined under GAAP. This measure is intended to provide investors with information about the cash generating capabilities of the Company's operating activities in a given period which is the same purpose that the Company uses this information. This MD&A and the 2006 audited consolidated financial statements discuss the components not included in this non-GAAP measure.

Non-GAAP reconciliation of total cash cost per pound of payable zinc
sold to consolidated financial statements                                     2006           2005
-------------------------------------------------------------------------------------------------------
By-product credit ($ millions)
   Gross sales revenue per financial statements                             (452.2)        (313.0)
   Less zinc sales revenue                                                   341.3          189.7
-------------------------------------------------------------------------------------------------------
                                                                            (110.9)        (123.3)
Treatments and marketing charges ($ millions) per financial statements       127.8          105.4
Direct operating costs ($ millions) per financial statements                 134.6          144.3
-------------------------------------------------------------------------------------------------------
   Total cash costs - Canadian ($ millions)                                  151.5          126.4

   Exchange rate C$/US$                                                     1.1330         1.2111
-------------------------------------------------------------------------------------------------------

Total cash costs - US$ ($ millions)                                          133.7          104.6

Zinc pounds sold (millions)                                                  207.0          265.3

Total cash cost per pound of payable zinc sold (US$)
   By-product credit                                                         (0.47)         (0.39)
   Treatment and marketing costs                                              0.55           0.33
   Direct operating costs                                                     0.57           0.45
-------------------------------------------------------------------------------------------------------
Total                                                                         0.65           0.39


SUMMARY OF QUARTERLY RESULTS

                                                     2005                                         2006
---------------------------------------------------------------------------------------------------------------------------
                                            (restated - see note 2)
                                          Q1         Q2         Q3         Q4         Q1          Q2         Q3         Q4
---------------------------------------------------------------------------------------------------------------------------
Gross sales revenue
($ millions                             91.3       92.4       71.9       57.4       80.7       101.2      112.0      158.3
Net earning (loss)
($ millions)                             3.8        2.1       (1.2)       9.3       38.3        28.6       39.2       50.4
Basic earnings per share               $0.01      $0.01      $0.00      $0.02      $0.10       $0.08      $0.10      $0.13
Weighted-average number of
Common Shares outstanding
(millions)                             365.7      367.4      369.5      374.2      382.0       383.8      384.3      385.0
Diluted earnings per share             $0.01      $0.01      $0.00      $0.02      $0.09       $0.07      $0.09      $0.12
C$/US$ realized  exchange rate        1.2274     1.2429     1.2019     1.1744     1.1559      1.1239     1.1187     1.1422
Average realized  zinc price
(US$/t)                                1,256      1,252      1,296      1,502      2,221       2,895      3,363      4,227
Average realized  zinc price
(C$/t)                                 1,542      1,556      1,558      1,764      2,567       3,226      3,762      4,828
Concentrate tonnes sold              109,012    118,022     80,205     60,391     67,355      59,779     61,385     73,230
Concentrate tonnes produced          103,259     88,782     76,014     68,841     66,129      59,906     59,420     67,058


The quantity and mix of concentrates sold directly affects gross sales revenue. The recognition of revenue from the sale of concentrate can vary from quarter to quarter for the reasons discussed in the "Gross Sales Revenue" section of this MD&A. As all sales are based in US dollars, the US dollar's general weakening against the Canadian dollar over the past eight quarters has reduced the realized Canadian dollar gross sales revenue.

CONTRACTUAL OBLIGATIONS


Contractual Obligations                                      Payments Due by Period
($ millions)
-------------------------------------------------------------------------------------------------------------
                                      < 1 year     > 1-3 years     4-5 years       > 5 years       Total
-------------------------------------------------------------------------------------------------------------
Capital Leases                            545            567               -              -         1,112
Operating Leases                          791          1,445              34              -         2,270
Debt                                    2,169              -               -              -         2,169
Employee future benefits(a)             1,130          4,092           1,743         38,125        45,090
Reclamation                             8,267          4,597           3,903         23,793        40,560
Royalty obligations(a)                      -              -               -         62,479        62,479
-------------------------------------------------------------------------------------------------------------
Total                                  12,902         10,701           5,680        124,397       153,680


(a) Employee future benefits and royalty obligations have funding sources from pension plan assets ($32.8 million) and restricted promissory notes ($62.3 million) respectively. See financial statements for additional details.

CRITICAL ACCOUNTING ESTIMATES

Asset Impairment

The carrying values of producing mineral properties, including properties placed on a care and maintenance basis and related deferred expenditures, are reviewed when events or changes in circumstances arise that may result in impairments in the carrying value of those assets. Estimated future net cash flow, on an undiscounted basis, are calculated for each property using: estimated recoverable reserves; estimated future metal price realization (considering historical and current prices, price trends and related factors); and estimated operating, capital and other cash flow. Estimates of future cash flow are subject to risks and uncertainties. It is possible that changes could occur which may affect the recoverability of the carrying value of mineral properties. No write-downs were required in 2006 or 2005.

Reserves

Every year the Company estimates its proven and probable mineral reserves (the "Reserves") in accordance with National Instrument 43-101 ("NI 43-101"), a rule adopted by Canadian securities administrators as the standard of disclosure for mineral projects. This estimate is used to determine mine viability, mine life and amortization rates. The estimation of Reserves is based on drill hole information, historical mining results, historical metallurgical results, estimated future operating costs and estimated future metal prices. A "Qualified Person", as defined by NI 43-101, performs the Reserves estimate. As all of the Company's operations have had significant operating history, the factor that could have the greatest impact on the Reserves estimate is future metal prices.

Amortization

The Company uses the units-of-production method for amortization of mineral properties and some of its fixed assets based on the Reserves. Any significant changes in the Reserves could impact the amount of annual amortization.

Inventory

The Company values its concentrate inventories at the lower of cost or realizable value at the end of the reporting period. Costs represent the average cost, and include direct labour and materials costs, mine site overhead and depreciation and amortization. Realizable value includes metal prices, net of treatment charges and freight. Metal prices can be subject to significant change from period to period. At December 31, 2006 and 2005, all concentrate inventories were recorded at cost.

Future Tax Assets and Liabilities

Future tax assets and liabilities are calculated using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using current tax rates. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period the change is known. To the extent that the Company considers it to be more likely than not that a future tax asset will be recovered, a tax asset will be set up, otherwise the Company provides a valuation allowance against the excess. It is possible that changes could occur in the future that may affect the recoverability of the carrying value of future tax assets and a write-down may be required.

Reclamation

The Company provides for the fair value of liabilities and capitalized costs for asset retirement obligations in the period in which they are incurred. Over time, the liability is accreted to its present value and the capitalized cost is amortized over the useful life of the related asset. Asset retirement obligations are obligations of the Company that arise as a result of an existing law, regulation or contract related to asset retirements. Estimates of the liability associated with the retirement of an asset are based on current laws and regulations and the expected resulting costs, all of which are subject to change. If actual costs of reclamation exceed the recorded amount the Company will record a loss. Alternatively, if reclamation costs incurred are less than those recorded, the Company will record a gain. Currently the Company is not able to set up a liability for reclamation at El Mochito as there is no law, regulation or contract related to this asset's retirement.

RISKS, UNCERTAINTIES AND OTHER INFORMATION

Readers are encouraged to read and consider the risk factors, and additional information regarding the Company, included in its most recent Annual Report and Form 40-F/Annual Information Form filed with the Canadian securities regulators and the United States Securities and Exchange Commission (the "SEC"), as applicable, a copy of which is posted on the SEDAR website at www.sedar.com and/or the SEC's website at www.sec.gov.

OUTSTANDING SHARE DATA AND FULL DILUTION CALCULATION

The Company is authorized to issue an unlimited number of Common Shares and 200,000,000 preferred shares, issueable in series. There are no preferred shares outstanding. Each Common Share entitles the holder of record thereof to one vote at all meetings of shareholders of the Company, except at meetings at which only holders of another class or series of shares of the Company are entitled to vote. The table set forth below summarizes the Capital Stock. For a more complete description of certain elements please refer to note 14 to the consolidated financial statements of the Company.


Common Shares or Securities Convertible into Common Shares                      March 21, 2007
-----------------------------------------------------------------------------------------------
Issued and outstanding                                                             417,150,735
Share options outstanding weighted-average exercise price $0.88                      9,355,636
Warrants granted at $1.00, expire January 28, 2009 - traded on TSX                  33,571,429
-----------------------------------------------------------------------------------------------
Future fully diluted                                                               460,077,800


CONCLUSION RELATING TO DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures as defined in the Multilateral Instrument 52-109. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Company's disclosure controls and procedures were effective as at December 31, 2006.

CAUTION ON FORWARD-LOOKING INFORMATION

This report contains certain statements which constitute forward-looking information. These forward-looking statements are not descriptive of historical matters and may refer to management's expectations or plans. These statements include but are not limited to statements concerning the Company's business objectives and plans; future trends in the Company's industry; future production costs and volumes; mineral grades, reserve and resource estimates and types; sales volumes and realized prices; capital spending plans; exploration plans; expansion plans; expected market fundamentals and prices; availability of equipment and supplies; expected plant availability; success of process changes; the Company's processing technologies; global economic growth and industrial demand; production of base metal concentrates by the Company's operations; future metal prices and treatment charges; future royalties payable; changes in global metal and concentrate inventories; currency exchange rates; costs of energy, materials and supplies; the outcome of disputes and legal proceedings in which the Company is involved; future effective tax rates; and future benefits costs.

Inherent in forward-looking statements are risks and uncertainties beyond the Company's ability to predict or control, including risks that may affect the Company's operating or capital plans, including risks generally encountered in the development and operation of mineral properties and processing facilities such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market prices of the Company's principal products, which are cyclical and subject to substantial price fluctuations; risks created through competition for mining properties; risks associated with lack of access to markets; risks associated with mineral and resource estimates, including the risk of errors in assumptions or methodologies; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and permitting, including those created by changes in environmental legislation and regulation; risks associated with the Company's dependence on third parties in the provision of transportation and other critical services; risks associated with aboriginal title claims and other title risks; social and political risks associated with operations in foreign countries; and risks associated with legal proceedings.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign exchange rates; that the supply and demand for, deliveries of, and the level and volatility of prices of zinc, copper, gold, lead and silver and the Company's other primary metals and minerals develop as expected; that the Company receives regulatory and governmental approvals for its development projects and other operations on a timely basis; that the Company is able to obtain financing for its development projects on reasonable terms; that there is no unforeseen deterioration in the Company's costs of production or production and productivity levels; that the Company is able to continue to secure adequate transportation for its products; that the Company is able to procure mining equipment and operating supplies (including tires) in sufficient quantities and on a timely basis; that engineering and construction timetables and capital costs for the Company's development and expansion projects are not incorrectly estimated or affected by unforeseen circumstances; that costs of closure of various operations are accurately estimated; that there are no unanticipated changes to market competition; that the Company's reserve estimates are within reasonable bounds of accuracy (including with respect to size, grade and recoverability) and that the geological, operational and price assumptions on which these are based are reasonable; that environmental and other proceedings or disputes are satisfactorily resolved; and that the Company maintains its ongoing relations with its employees and with its business partners and joint venturers.

Readers are cautioned that the foregoing list of important factors and assumptions is not exhaustive. Forward-looking statements are not guarantees of future performance. Events or circumstances could cause the Company's actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Readers should also carefully consider the matters discussed under "Risk Factors" in the Company's Annual Information Form. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

                                                                  Document No. 4

To the Shareholders of Breakwater Resources Ltd.

     We have audited the consolidated balance sheet of Breakwater Resources Ltd. as at December 31, 2005 and the consolidated statements of operations and deficit and of cash flows for each of the years in the two-year period ended December 31, 2005 (prior to the effects of the restatement as described in note 2 to the 2006 financial statements). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

     The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion.



/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Toronto, Canada

March 2, 2006


Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

     The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the change described in Note 1 to the consolidated financial statements. Our report to the Shareholders, dated March 2, 2006, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when such changes are properly accounted for and adequately disclosed in the financial statements.


/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Toronto, Canada

March 2, 2006

In this annual report on Form 40-F ("Annual Report"), unless the context otherwise requires, references to "we", "us", "our" or similar terms, as well as references to the "Company" or the "Registrant", refer to Breakwater Resources Ltd.

A.   DISCLOSURE CONTROLS AND PROCEDURES

     As of the end of the period covered by this Annual Report, the Registrant conducted an evaluation (under the supervision and with the participation of the Registrant's management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the effectiveness of the design and operation of the Registrant's disclosure controls and procedures. Based on this evaluation, the Registrant's chief executive officer and chief financial officer concluded that as of the end of the period covered by this Annual Report such disclosure controls and procedures were effective.


B.   MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The following report is provided by management in respect of the Company's internal control over financial reporting:

     1. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

     2. Management of the Company has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company's internal control over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of the Company's internal control over financial reporting because it is free from bias, permits reasonable consistent qualitative and quantitative measurements of the Company's internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of the Company's internal controls are not omitted, and is relevant to an evaluation of internal control over financial reporting.

     3. Management of the Company has assessed the effectiveness of the Company's internal control over financial reporting, as at December 31, 2006, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses in the Company's internal control over financial reporting that have been identified by management.

     4. PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2006, has not issued an attestation report on management's assessment of the Company's internal control over financial reporting. Please see Section C, Attestation Report of the Registered Public Accounting Firm of this Annual Report.

C.   ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

     This Annual Report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission (the "SEC") that permit the company to provide only management's report in this Annual Report.



D.   CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

     During the period covered by this Annual Report, there have been no changes in the Registrant's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.


E.   NOTICE OF PENSION FUND BLACKOUT PERIOD

     The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2006.

F.   AUDIT COMMITTEE FINANCIAL EXPERT

     The board of directors of the Registrant has determined that the Chair of the Audit Committee, Grant A. Edey, qualifies as an "audit committee financial expert" within the meaning of General Instruction B(8)(b) of Form 40-F under the Exchange Act and is "independent" within the meaning of applicable SEC regulations and the listing standards of the Nasdaq Stock Market, Inc. ("NASDAQ").


G.   CODE OF ETHICS

     The Company has a code of ethics, entitled Code of Business Conduct and Ethics, which is applicable to all its employees including the Chief Executive Officer, Chief Financial Officer and other senior officers. The Company's code of ethics can be viewed on its website at http://www.breakwater.ca/corpResp/ethicsCode.cfm


H.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor's fees

     The table below shows the fees that PricewaterhouseCoopers LLP, the Registrant's current external Auditors and principal Accountant, for fiscal 2006, and Deloitte & Touche LLP, the Company's external auditor for fiscal 2005 (collectively, the "Auditors") billed to the Registrant and its subsidiaries for various services during each of the past two fiscal years.

                            Fiscal year ended          Fiscal year ended
                        December 31, 2006 (C$)     December 31, 2005 (C$)

Audit fees                             800,868                    833,920
Audit-related fees                      11,585                     38,000
Tax fees                                   Nil                     29,105
All other fees                             Nil                        Nil
Total                                  812,453                    901,025

Audit fees
     The aggregate fees billed by the Auditors for the fiscal years ended December 31, 2005 and 2006, for professional services rendered by it for the audit of the Registrant's annual financial statements and for services that are normally provided by it in connection with statutory and regulatory filings or engagements for such years were C$833,920 and C$800,868, respectively. These fees include professional services provided by the Auditors for the review of the interim financial statements, statutory audits of the annual financial statements, consulting on financial accounting and reporting standards, other regulatory audits and filings and translation services.

Audit-related fees
     The aggregate fees billed by the Auditors for the fiscal years ended December 31, 2005 and 2006 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported above as audit fees were C$38,000 and $11,585, respectively. These fees relate to Sarbanes-Oxley Act of 2002 readiness assistance and the audit of the employee pension plan financial statements.

Tax fees
     The aggregate fees billed by the Auditors for the fiscal years ended December 31, 2005 and 2006 for professional services rendered by it for tax compliance, tax advice and tax planning were C$29,105 and nil, respectively. These fees include assistance relating to tax compliance.

All Other Fees
     Other than the audit fees, audit-related fees and tax fees described above, the aggregate fees billed by the Auditors for the fiscal years ended December 31, 2005 and 2006 were nil and nil, respectively.

I.   AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

     The Audit Committee's charter has a policy for pre-approval titled "Audit Committee Policy on Review and Pre-Approval of Auditors Fees for Audit and Non-Audit Services" which sets out the responsibilities regarding the provision of non-audit services by the Company's external auditors. This policy, in conjunction with the Audit Committee charter, encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor's independence and requires Audit Committee pre-approval of all permitted audit and audit-related services. All audit and non-audit services performed by the Registrant's principal accountants for the years ended December 31, 2005 and December 31, 2006 were pre-approved by the Audit Committee of the Registrant.


J.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     See the section entitled "Contractual Obligations" in the Management's Discussion and Analysis of Financial Condition and Results of Operations for the financial year ended December 31, 2006, included as Document No. 3 in this Annual Report.


K.   IDENTIFICATION OF AUDIT COMMITTEE

     The Registrant has an Audit Committee comprised of three individuals: Grant
A. Edey (Chair), Garth A.C. MacRae and A. Murray Sinclair, Jr. Each of the members of the Audit Committee is "independent" within the meaning of applicable SEC regulations and the listing standards of NASDAQ.

L.   CRITICAL ACCOUNTING POLICIES

     See the section entitled "Critical Accounting Estimates" in the Management's Discussion and Analysis of Financial Condition and Results of Operations for the financial year ended December 31, 2006, included as Document No. 3 in this Annual Report.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.   Undertaking

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.   Consent to Service of Process

     The Registrant has previously filed with the Commission a Form F-X in connection with its common shares.

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.



                                 BREAKWATER RESOURCES LTD.


Date: March 30, 2007             By: /s/ George E. Pirie
                                     ----------------------------------------
                                     President and Chief Executive Officer

                                  EXHIBIT INDEX


    EXHIBIT NO.    DESCRIPTION
------------------ -----------------------------------------------------------------------------------------------------------
       23.1        Consent of PricewaterhouseCoopers LLP
------------------ -----------------------------------------------------------------------------------------------------------
       23.2        Consent of Deloitte & Touche LLP
------------------ -----------------------------------------------------------------------------------------------------------
       31.1        Certification of the President and Chief Executive Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
------------------ -----------------------------------------------------------------------------------------------------------
       31.2        Certification of the Chief Financial Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
------------------ -----------------------------------------------------------------------------------------------------------
       32.1        Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the
                   Sarbanes-Oxley Act of 2002.
------------------ -----------------------------------------------------------------------------------------------------------
